Form 20-F
period 2000-12-31
ASTRIS ENERGI INC
filed 2001-06-25
CIK 1022518

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________ TO __________

Commission file number 0-31481
                       -------

                               ASTRIS ENERGI INC.
             (Exact name of Registrant as specified in its charter)
                                 Not Applicable
                 (Translation of Registrant's Name into English)
                                     ONTARIO
                 (Jurisdiction of incorporation or organization)
                            2175 DUNWIN DRIVE, UNIT 6
                       MISSISSAUGA, ONTARIO L5L 1X2 CANADA
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      NONE
Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                  COMMON SHARES
                                (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      NONE
                                (Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                            12,607,719 COMMON SHARES
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
                         Yes [x]             No [_]
Indicate by check mark which financial statement item the registrant has elected to follow.

                         Item 17 [X]         Item 18 [_]
(Applicable only to Issuers involved in Bankruptcy proceedings during the past five years) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                         Yes [_]             No [_]

                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

Part I.......................................................................2

   Item 1. Identity of Directors, Senior Management and Advisers.............2

   Item 2. Offer Statistics and Expected Timetable...........................2

   Item 3. Key Information...................................................2

   Item 4. Information on the Company........................................9

   Item 5. Operating and Financial Review and Prospects.....................20

   Item 6. Directors, Senior Management and Employees.......................24

   Item 7. Major Shareholders and Related Party Transactions................29

   Item 8. Financial Information............................................32

   Item 9. The Offer and Listing............................................32

   Item 10. Additional Information..........................................33

   Item 11. Quantitative and Qualitative Disclosures About Market Risk......40

   Item 12. Description of Securities Other than Equity Securities......... 38

Part II.....................................................................40

   Item 13. Defaults, Dividend Arrearages and Delinquencies.................40

   Item 14. Material Modifications to the Rights of Security Holders
            and Use of Proceeds............................................ 40

   Item 15. [Reserved.].....................................................41

   Item 16. [Reserved.].....................................................41

Part III....................................................................41

   Item 17. Financial Statements............................................41

   Item 18. Financial Statements............................................41

   Item 19. Exhibits........................................................41

                           FORWARD LOOKING STATEMENTS

     Certain statements in this annual report are based upon the beliefs of management of Astris Energi Inc. as well as assumptions made by and information currently available to management, and such statements may constitute "forward-looking statements" within the meaning of the U. S. Private Securities Litigation Reform Act of 1995. Investors should note that many factors, some of which are discussed elsewhere in this Report, could affect the future operations and the future financial results of the Company and could cause future operations and future financial results to differ materially from those expressed in such forward-looking statements.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not Applicable.

ITEM 3. KEY INFORMATION.

A. SELECTED FINANCIAL DATA.

     The following table sets forth, in Canadian dollars, selected historical information concerning the Company presented in accordance with Canadian GAAP and is qualified by reference to the consolidated financial statements and notes thereto. See "Item 18. Financial Statements."

--------------------------------------------------------------------------------
                As at         As at         As at         As at         As at
            December 31,  December 31,  December 31,  December 31,  December 31,
                2000          1999          1998          1997          1996
--------------------------------------------------------------------------------
                                          RESTATED
--------------------------------------------------------------------------------
Revenue        $22,824       $21,919        $6,052        $5,504      $72,468
--------------------------------------------------------------------------------
Net Loss
from
Continuing
Operations    (412,228)      (40,666)     (138,650)      (89,568)  (1,055,819)
--------------------------------------------------------------------------------
Net Loss       (35,580)      (40,666)     (138,650)      (89,568)  (1,055,819)
--------------------------------------------------------------------------------
Net Loss per
Share            (.003)        (.004)        (.013)        (.011)       (.162)
--------------------------------------------------------------------------------
Total Assets   281,705       147,662       165,379       136,550      172,136
--------------------------------------------------------------------------------
Long Term
Obligations    417,287       452,491       452,491       450,491      703,948
--------------------------------------------------------------------------------
Capital
Stock        1,435,298     1,086,676     1,086,676     1,086,676      533,927
--------------------------------------------------------------------------------
Average
Number of
Shares      11,446,010    10,643,556    10,188,556     8,310,000    6,500,000
--------------------------------------------------------------------------------
Cash                 -             -             -             -            -
Dividends
--------------------------------------------------------------------------------

     Revenue recognition in the consolidated financial statements is not consistent with U.S. GAAP. Pursuant to Canadian GAAP, an initial payment of $25,000 that was received in October 1998 under the terms of a ten-year license agreement between the Company and Energy Ventures Inc. (Canada), was recognized over the first year of the agreement's term (October 1998 to December 1999). Under U.S. GAAP, the initial payment received at the beginning of a multi-year license, not attributable to any specific provision of goods and services, must be pro-rated over the life of the license. Thus, under U.S. GAAP, the initial payment of CDN$25,000 would be recognized differently, with an allocation of CDN$417 to income in 1998, an allocation of CDN$2,500 each year from 1999 to 2006, and a recognition of CDN$2,083 in 2007. See Note 2 on Revenue Recognition in the Consolidated Financial Statements.

EXCHANGE RATES

     The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

      ----------------------------------------------------------------------
                             Year ended December 31,
      ----------------------------------------------------------------------
                          2000       1999      1998       1997      1996
      ----------------------------------------------------------------------
      End of Period        .67       .68        .68       .72        .73
      ----------------------------------------------------------------------
      Average for          .67       .66        .71       .73        .73
      Period
      ----------------------------------------------------------------------
      High for Period      .70       .69        .73       .75        .75
      ----------------------------------------------------------------------
      Low for Period       .64       .63        .68       .71        .72
      ----------------------------------------------------------------------

     The following table sets out the range of high and low exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2000 and 2001.

                  -------------------------------------------------
                           Month              High         Low
                  -------------------------------------------------
                  December 2000                .67         .65
                  -------------------------------------------------
                  January 2001                 .67         .66
                  -------------------------------------------------
                  February 2001                .67         .65
                  -------------------------------------------------
                  March 2001                   .65         .63
                  -------------------------------------------------
                  April 2001                   .65         .63
                  -------------------------------------------------
                  May 2001                     .65         .64
                  -------------------------------------------------
                  June (through June 12,       .66         .65
                  2001)
                  -------------------------------------------------

     On December 29, 2000, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $1.52 (CDN$1.00 = US$.67). As of June 12, 2001, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $1.52 (CDN$1.00 = US$.66)

B. CAPITALIZATION AND INDEBTEDNESS.

     Not Applicable.

C. REASON FOR THE OFFER AND USE OF PROCEEDS.

     Not Applicable.

D. RISK FACTORS.

     An investment in the securities of the Company involves a high degree of risk. The following risk factors should be considered carefully in evaluating the Company and its business. If any of the risks described below occurs, the business, results of operations and financial condition of the Company could be adversely affected.

     HISTORY OF LOSSES SINCE INCEPTION, EXPECTATION OF LOSSES IN THE IMMEDIATE FUTURE, AND POSSIBILITY THAT THE COMPANY MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY. The Company has incurred net losses each year since inception. The accumulated deficit of the Company was CDN $1,988,453 as of December 31, 2000. It expects to continue to incur net losses at least through fiscal year 2002, and these losses may be substantial. To implement the current business strategy, the Company will have to incur a high level of fixed operating expenses and will continue to incur considerable research and development expenses and capital expenditures. Accordingly, if additional capital, revenues and positive cash flows cannot be generated, to which no assurance can be given, the Company will not achieve profitability. Even if profitability is achieved, it may not be sustained or increased on a quarterly or annual basis.

     THE REPORT OF THE COMPANY'S INDEPENDENT ACCOUNTANT STATES THAT THE ABILITY OF THE COMPANY TO CONTINUE AS A GOING CONCERN IS IN SUBSTANTIAL DOUBT. Whether the Company continues as a going concern is dependent upon the Company's ability to raise additional capital, the successful commercialization of one or more of the Company's research projects and the attainment of profitable operations. The ability to generate future revenues will depend on a number of factors, many of which are beyond control of the Company. These factors include the rate of market acceptance of its fuel cell products, competitive activities, regulatory developments and general economic trends.

     ABILITY TO OBTAIN ADDITIONAL CAPITAL, THEREBY RESULTING IN CURTAILMENT OR CESSATION OF OPERATIONS. At December 31, 2000, the Company had a negative working capital of CDN$141,172. The ability of the Company to realize its objectives depends in large part upon obtaining additional capital. The Company has a present need for capital in connection with its fuel cell development activities and transition to commercial operations. The Company believes that it will require up to CDN$10 million over the next three to five years to establish a pilot program facility for the manufacture of an aggregate of 2,000 kilowatts per year of alkaline fuel cells in various sizes. There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, not substantially dilutive to shareholders, or at all. If adequate funds are not available, the Company would have to scale back its operations, including its product development, manufacturing and marketing activities, all of which could lead ultimately to cessation of operations.

     LACK OF EXPERIENCE IN MANUFACTURING AND MARKETING PRODUCTS. To date, the Company has derived revenues principally from sales of prototypes or small ancillary products, contract research and government grants. Sales have been limited to demonstration and prototype models. The Company's prototypes are pre-commercial production products assembled on a one-off basis, by hand. The Company is not yet adequately financed to produce commercial products. The Company has not produced any prototypes on an automated basis and has not designed an automated assembly facility. In addition, the Company still has not been able to determine whether or not its prototypes can be assembled through automation or whether there is a sufficient level of acceptance of its products for the Company to sell fuel cells in sufficient volume to become profitable. The Company does not have the manufacturing experience to handle large commercial requirements. It would have to rely on third-party manufacturers until it can develop its own capacity. The Company may not be able to produce or commercialize any of its products in a cost-effective manner, and, if produced, it may not be able to successfully market these products. Production costs of the initial commercial units may be higher than their sales price and there can be no assurance that higher production levels will occur or that sales prices will ever exceed production costs.

     MARKET ACCEPTANCE OF THE FUEL CELL PRODUCTS MAY TAKE LONGER TO ACHIEVE OR MAY NEVER BE ACHIEVED. The Company's alkaline fuel cell products represent a new technology and any success will depend on this technology achieving market acceptance. Because the Company's products are designed to capitalize on markets that presently utilize or are serviced by products from traditional and well-established power generation sources, such as engine-generators, the Company may face significant resistance from end-users to adopt a new and alternative power source technology. Fuel cell products for portable and mobile applications represent an emerging market. The Company does not know whether its targeted customers will purchase such products.

     ABILITY TO MEET PROJECTED DEMAND FOR THE COMPANY'S PRODUCTS. Locating and establishing new manufacturing facilities, if required, will place significant demands on the Company's managerial, technical, financial and other resources. The Company's business plan contemplates significant growth in sales and personnel which may place a strain upon its current management systems and resources, as well as its ability to obtain capital. As of June 2001, the Company had fewer than 10 employees. The Company's business plan and anticipated product sales will require the Company to hire, train and manage additional employees and to establish or contract for production capacity. If the Company is unable to hire the skilled employees it needs or to establish its production capacity in a timely manner, it might be unable to fulfill orders for its products or meet its business plans. There can be no assurance that the Company will be able to effectively manage its anticipated growth.

     ABILITY TO COMPETE SUCCESSFULLY IN A HIGHLY COMPETITIVE MARKET. The development and marketing of fuel cells and fuel cell systems is extremely competitive. A number of firms throughout the world have established fuel cell development programs. The Company competes directly with alternative energy and entrenched power-generation and power-storage technologies. Competitors range from development stage companies to major domestic and international companies. These or other companies may succeed in developing and bringing to market products or technologies that are more cost-effective than those being developed by the Company or that would render its products and technology obsolete or non-competitive in the marketplace. The Company's competitors have greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than the Company. There can be no assurance that the Company will be able to compete effectively with such companies. In addition, the Company expects that additional competition will develop, from both existing businesses in the energy industry and from new entrants.

     DEPENDENCE ON THIRD-PARTY MANUFACTURERS. Until such time as the Company has adequate capital resources and there is sufficient demand for its products, the Company will depend on third parties for the manufacture of its products and for parts necessary to manufacture its products. If manufacturers or suppliers are unable or unwilling to manufacture or provide the materials and components to manufacture the Company's products on commercially reasonable terms, or at all, delays in identifying and contracting for alternative sources of manufacture or supply would adversely affect the ability to market the products.

     POSSIBLE FAILURE OF FIELD TESTS. The Company's golf car project was completed in March 2001. The Company has demonstrated the golf car at a golf club near Toronto, Ontario, and at a major conference on clean transportation and alternative fuels held at the state capitol in St. Paul, Minnesota. The Company is currently continuing to field test the golf car product and plans to conduct additional field tests in the future. Problems and delays could be encountered during these field tests for a number of reasons, including the failure of the Company's technology or the technology of third parties, as well as the failure to maintain and service the prototypes properly. Any problem or perceived problem with the field tests could materially harm the future reputation and impair market acceptance of, and demand for, the Company's products.

     THE COMPANY MAY BE FOUND LIABLE TO PAY A LARGE AMOUNT TO A FORMER DIRECTOR. The Company is currently a defendant in a litigation with a former director who is seeking in excess of CDN$1,627,301. While the Company is vigorously defending such action, there can be no assurance that the Company will be found not liable for such damages. If found liable, there is no assurance that the Company could pay such an award.

     POSSIBLE LIABILITY FOR INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS AND DIFFICULTIES IN PROTECTING THE COMPANY'S INTELLECTUAL PROPERTY. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products and product designs, or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's proprietary technology, if required, may be difficult, time-consuming and costly. In addition, the laws of certain countries in which the Company's products may be sold or licensed do not protect its products and related intellectual property rights to the same extent as the laws of Canada or the United States. The Company does not believe that any of its products infringe the proprietary rights of any third parties. From time to time, however, third parties may contest the Company's rights to use its intellectual property. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company.

     NEED FOR COMPATIBILITY WITH THE PRODUCTS OF THIRD-PARTY MANUFACTURERS OR POTENTIAL CUSTOMERS. The Company's success will depend in large part upon its ability to make its products compatible with the products of third-party manufacturers. The Company's products will be successful only if manufacturers redesign or modify their existing products to fully incorporate the Company's products and technologies. The Company's failure to make its products and technologies compatible with the products of third-party manufacturers or the failure of potential customers to redesign or make necessary modifications to their existing products to accommodate the Company's products would significantly impair or preclude its ability to sell its products.

     ACCIDENTS INVOLVING THE FLAMMABLE FUELS USED WITH THE PRODUCTS COULD IMPAIR THEIR MARKET ACCEPTANCE. The fuel cell products use hydrogen which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol in a process known as reforming. While the Company's fuel cell products do not use these fuels in a combustion process, natural gas, propane and hydrogen are flammable fuels that could leak into a residence or commercial location and combust if ignited by another source. Since the Company's products have not yet gained widespread market acceptance, any accidents involving the Company's systems or other fuel cell-based products could materially impede demand for the products. At present, the Company does not carry insurance to cover such accidents.

     THE COMPANY'S PRODUCTS MAY FROM TIME TO TIME CONTAIN DESIGN DEFECTS THAT ARE DIFFICULT TO DETECT AND CORRECT. Although the Company does not know of any existing design defects, there can be no assurance that defects or flaws will not be found in new products after commencement of commercial shipments or, if discovered, that the Company will be able to successfully correct such defects or flaws in a timely manner or at all. The occurrence of defects or flaws in the Company's products could result in loss of or delay in market acceptance of the Company's products, and correcting such defects or flaws could require significant expenditures by the Company. In addition, the failure of the Company's products to perform to customer expectations could give rise to warranty claims.

     DEPENDENCE ON ATTRACTING AND RETAINING KEY PERSONNEL. The success of the Company is largely dependent on the performance of its key employees, particularly Jiri K. Nor. Mr. Nor started Astris in 1983 and is the principal developer of Astris' alkaline fuel cell technology. Additionally, the Company is dependent on a small number of employees who have been with Astris for numerous years and who actually construct Astris' technological components and are familiar with its proprietary designs. Loss of the services of Mr. Nor or the failure to attract and retain additional key employees with necessary skills could have a material adverse impact upon the Company's growth and profitability. Competition for highly skilled management, technical, research and development and other employees is intense and the Company may not be able to attract or retain highly qualified personnel in the future. The Company does not currently maintain key person life insurance policies on any of its employees.

     RISKS INHERENT IN INTERNATIONAL OPERATIONS INCLUDING CURRENCY EXCHANGE RATE FLUCTUATIONS AND TARIFF REGULATIONS. A substantial portion of the Company's revenues are expected to be realized in currencies other than Canadian dollars. The Company's operating expenses are primarily paid in Canadian dollars. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company's results of operations. In particular, the Company may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar and the Czech Republic koruna. In addition, the Company does not intend to enter into any hedging or other similar agreements or arrangements to protect it against any of these currency risks. The Company may also be subject to tariff regulations and requirements for export licences, particularly with respect to certain technologies, unexpected changes in regulatory requirements, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

     POSSIBLE DIFFICULTIES BY UNITED STATES PERSONS TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON THE COMPANY OR ITS DIRECTORS OF OFFICERS, OR TO REALIZE IN THE UNITED STATES UPON JUDGMENTS. The Company is an Ontario corporation with its principal place of business in Canada. All of its Directors and Officers are residents of Canada and all of the assets of such persons and of the Company are located outside the United States. US Persons should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against the Company or its Officers and Directors predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or
(ii) would enforce, in original actions, liabilities against the Company or its Officers and Directors predicated upon the United States federal securities laws or any such state securities or blue sky laws.

     THE COMPANY HAS NEVER PAID DIVIDENDS AND IT DOES NOT ANTICIPATE PAYING DIVIDENDS IN THE FUTURE. The Company has never declared any cash dividends on its Common Shares, and if the Company were to become profitable, it would be expected that all of such earnings would be retained to support the business. As a result, shareholders must rely on stock appreciation for any return on their investment in the Common Shares.

     VOLATILE AND LIMITED MARKET FOR THE COMPANY'S COMMON SHARES. The Company's Common Shares are not actively traded. The bid and asked prices for the Common Shares in the pink sheets has fluctuated significantly. In the past two fiscal years, the Common Shares traded from a high of US$2.75 to a low of US$0.03 per share. The Common Shares are not presently publicly traded in Canada. Since June 20, 2001, the Company's Common Shares have been traded on the O.T.C. Bulletin Board. Even with the commencement of trading, there can be no assurance given that that such activity will increase investor recognition.

     APPLICATION OF THE SEC PENNY STOCK REGULATIONS AND RESTRICTIONS. The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exemptions based upon minimum assets or revenues. As of June 1, 2001, the closing bid and asked prices for the Common Shares were US$.79 and US$.85 per share. As a Penny Stock, the Company's Common Shares may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Penny Stock Rule. This Rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of US$1,000,000 or annual incomes exceeding US$200,000, or US$300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

     For any transaction involving a Penny Stock, unless exempt, the Rule requires delivery, prior to any transaction in a Penny Stock, of a disclosure schedule prepared by the SEC relating to the Penny Stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the Penny Stock held in the account and information on the limited market in penny stock.

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

     Astris Energi Inc. ("AEI" or the "Company") was incorporated as Kayty Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. ("WLD") and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities. In December 1995, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of CDN$0.05 per warrant, and changed its name to Astris Energi Inc. The purpose of the acquisition was that the Company was seeking a potentially promising business activity and Astris Inc. was seeking to be part of a public company which might facilitate the raising of working capital to further the development of its fuel cell research.

     The Company's principal business office is located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, Canada L5L 1X2 and its telephone number is (905) 608-2000. The Company's e-mail address is mail@astrisfuelcell.com. The Company maintains a website at astrisfuelcell.com. The Company is not incorporating by reference in this Form 20-F the information on its website.

B. BUSINESS OVERVIEW.

THE COMPANY'S PURPOSE

     The Company's mission is to develop affordable fuel cells, fuel cell power generators, and related small products for industrial, commercial, educational, scientific, transportation and similar applications. The Company intends to penetrate existing portable and other small generator markets with quiet, odorless, non-polluting and highly efficient fuel cell generators which can compete both technically and economically with traditional energy sources.

DESCRIPTION OF THE COMPANY'S BUSINESS ACTIVITIES

     The Company has been engaged since 1995 in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. Specifically, the Company's main focus has been to develop and market a one kilowatt alkaline fuel cell ("AFC") system which could be used to power golf cars, in-plant material movers and similar small vehicles. In March 2001, the Company completed an operating golf car powered by an AFC fuel cell system. The Company successfully demonstrated this AFC system powered golf car at a golf club located near Toronto, Canada and at a major conference on clean transportation and alternative fuels held at the state capitol in St. Paul, Minnesota. The Company plans to continue demonstrating and testing its AFC system powered golf car project. The Company is currently seeking financing to expand this golf car program.

     In addition, assuming success with the one to four kilowatt fuel cell project, in the future the Company will also seek to develop and market AFC systems up to ten or more kilowatts for other uses, such as powering small vehicles, power supplies in individual homes and emergency, uninteruptible power supplies for hospital emergency rooms and computers.

DESCRIPTION OF FUEL CELLS

     -- GENERAL

     Fuel cells are electrochemical devices, similar in certain respects to batteries, that supply electricity for a wide variety of `off-grid' requirements, presently served by gasoline and diesel generators. Fuel cells generate electricity efficiently and cleanly from the electrochemical reaction of hydrogen and oxygen. Hydrogen is typically derived from conventional fuels such as natural gas or propane, while oxygen is drawn from the air. Fuel cells enable chemical energy of fuels to be converted directly into electricity, thereby avoiding the fundamental loss of efficiency and emission of pollutants associated with the combustion process. In many instances where a generator or gasoline powered engine is used today, a fuel cell is a potential substitute. Applications are both mobile and stationary, for all kinds of vehicles and for homes, commercial buildings, remote sites and for other situations requiring electricity that are not connected to distributed power supplies. The Company intends to focus its efforts initially on developing fuel cells capable of producing one to four kilowatts.

     Fuels cells can be environmentally cleaner and more cost-effective than power generation sources using fossil fuels. Fuel cells, which produce little sound and only water as a waste product, offer great advantages over gasoline generators, as such generators are often responsible for producing large amounts of air and noise pollution. In addition, fuel cells are nominally at least two times more energy efficient than current gasoline generators.

     There are currently five basic types of fuel cell technologies: Alkaline ("AFCs"), Proton Exchange Membrane ("PEMs"), Phosporic Acid ("PAFCs"), Molten Carbonate ("MCFCs"), and Solid Oxide ("SOFCs"). In addition to AFCs, the other fuel cell systems - PEMs, PAFCs, MCFCs and SOFCs are generally all considered to have viable commercial applications. However, these fuel cells differ in regard to cell materials and operating temperature. PAFCs, MCFCs and SOFCs operate at high temperatures and are used primarily to produce megawatts of power for utility-type power generation or co-generation. These three types are not considered competitors of the two smaller fuel cell types, namely AFCs and PEMs. The Company believes that AFCs and PEMs are the only fuel cells that are presently of competitive relevance for relatively small power, stationary and portable applications because AFCs and PEMs operate at ambient temperatures (0 to 100 degrees Celsius) and deliver kilowatts which are more suited to meet the needs of small, off-grid applications. The Company only deals with AFCs.

     While both AFCs and PEM fuel cells have potential environmental and efficiency advantages over traditional power sources, the Company believes that AFCs can be manufactured less expensively, operated more efficiently and are more practical in small-scale applications. See "Competition."

     It should be noted that fuel cells are still a young technology and many technical and engineering challenges remain. In the past, attempts to build fuel cells that could produce electricity continued to fail because of a lack of understanding of electrode kinetics and the materials used. As a result, technologies that were better understood and which produced larger quantities of power, such as the internal combustion engine, gained greater public acceptance. This public perception and lack of a proven track record of fuel cells further hampered their development by limiting investment funds for fuel cell research.

     Perhaps the biggest problem with fuel cell production today is that fuel cells are still very expensive to produce. One key reason for the high cost of manufacturing fuel cells is that not enough are being made to allow for economies of scale. The Company believes that fuel cells utilizing its present technology can be constructed for approximately CDN$700 per kilowatt, with the per kilowatt cost reduced to approximately CDN$250 per kilowatt upon increasing the quantity of production. A cost of CDN$250 per kilowatt is competitive with the cost of devices in the energy field as a whole but is more than the cost of producing kilowatts for automobile use, i.e. the internal combustion engine (CDN$50 per kilowatt). As demand for fuel cells increases and research and development continues the cost of manufacturing should be reduced to make alkaline fuel cells more competitive with traditional energy sources.

     In addition, while fuel cells can produce energy more efficiently and are environmentally cleaner than traditional sources of power, other energy sources are more entrenched in the world economy. For instance, all golf cars currently being manufactured are designed to be powered from batteries or internal combustion engines. In order for fuel cells to be used in such products, manufacturers must make adjustments to their current designs to allow them to be capable of being powered by fuel cells.

     However, due to new government pollution regulations, increased energy costs and a growing demand for "off-grid" power supplies, demand for fuel cells is increasing. The Company believes that this demand will increase as fuel cells become better known to the public and more cost competitive with other energy sources.

     -- ALKALINE FUEL CELLS

     An AFC system is an assembly comprised of fuel cell "stack(s)", which generate electricity, together with ancillary components which, in an integrated assembly, constitute a complete, operating fuel cell system.

     The Company believes that all principal material developmental issues in alkaline fuel cell technology have been resolved by both the Company and the industry at large. However, the Company believes that continued research and development will allow for improvements in alkaline fuel cell catalysts and electrode materials which should improve the cost/performance ratio of alkaline fuel cells to more traditional energy sources.

     The ancillary components to the AFC system supply, filter and re-circulate hydrogen, air and liquid electrolyte to the stack(s), deliver electricity to the end-use application, remove the aqueous by-product of the fuel cell operation, and electrically and electronically control, coordinate and integrate all the functions of the system into a single operating whole.

THE COMPANY'S PRODUCTS

     The Company presently offers commercial products ranging from demonstration and educational fuel cells and accessories to scientific products such as electrochemical test cells to associated electronic and computer based test equipment - useful in research and development and the testing of electrodes, fuel cells and batteries, and sub-kilowatt fuel cells and stacks. For a description of these products, see "Small Fuel Cells and Related Products" below.

     The Company's principal fuel cell product is a prototype system supplied in sizes up to four kilowatts of electrical output. These prototypes are pre-commercial products provided on a one-off basis to individual customers and assembled by hand to the specification of the customer. Prototypes are in contrast to "pilot production" systems which are systems manufactured in a pilot production facility not on a full commercial basis and to commercial systems which are manufactured by volume production methods.

     The Company's systems of one kilowatt output capacity have been sold in Canada and in the Czech Republic for test purposes. The largest fuel cell system sold by the Company was a four kilowatt unit that was purchased by the Technical University of Mines, Ostrava, Czech Republic, to conduct research on the viability of fuel cells to supply electricity in private homes. In August 2000, Astris s.r.o., a subsidiary of the Company, delivered a portable fuel cell generator to the Czech Ministry of National Defense for testing purposes.

     The Company's primary current project is the development and construction of a one kilowatt AFC system to power a golf car. The Company believes that this project is the first stage toward the commercialization of its AFC technology for larger systems, capable of powering forklifts, yachts and motor homes. This project was budgeted to cost US$250,000 and was completed in March 2001. See "Description of the Company's Business Activities" above.

     The Company is primarily targeting markets in North America and Europe for the sale of small stationary and mobile applications including light vehicles and emergency power supplies.

     The Company is also developing a new, larger proprietary electrode that will be used for fuel cell systems larger than five kilowatts and up to 10 kilowatts or more for use in small vehicles such as forklifts. The Company anticipates that such a fuel cell will be ready for commercial application within the next one to five years.

     The Company has also completed the initial research in the development of an advanced fuel cell stack design for systems of up to 25 kilowatts or larger for use in commercial buildings and automobiles. Such fuel cells will be developed initially as prototypes and will be later developed as commercial products.

     The Company does not presently have any development, manufacturing, joint development or marketing agreements in place for the development, construction and sale of its fuel cells.......

     In addition to the Company's fuel cell systems, the Company has several small fuel cells and products for sale through its website.

RESEARCH AND DEVELOPMENT

     AI has been involved in fuel cell research since its formation in 1983. More than CDN$12 million has been expended on research activities, which amount includes approximately CDN$6 million expended by the Institute of Hydrogen Studies at the University of Toronto, whose rights AI acquired in 1986, funds from stock placements and funds internally generated. AI had entered into the 1995 acquisition with WLD to be in better position to raise capital for additional research and development. As sufficient financing was not obtained as part of the AI acquisition, the research and development activities in Canada were curtailed. Because labor costs are significantly lower in the Czech Republic than Canada and the capital needs of Astris s.r.o. for research and development activities are less than what would have been required in Canada, the Company's research and development has primarily been carried out through the Company's 30%-owned subsidiary, Astris s.r.o., in the Czech Republic. In January 1995, pursuant to a Licence Agreement, AI granted a non-exclusive licence to Astris s.r.o. for the production and sale of products embodying or utilizing AI's fuel cell technology. The royalty fee is 2% of the net sale price of licensed products sold by Astris s.r.o. to third parties. Astris s.r.o. is obligated to grant the Company a free worldwide irrevocable licence on improvements of and additions to the technology made by Astris s.r.o., and also to assign any patent rights thereto to the Company. The Licence Agreement is to remain in effect until the expiration of all Company patents related to the technology, subject to earlier termination upon certain events.

     Astris s.r.o. has been engaged in fuel cell research and development since 1992. Its current research and development efforts are primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells. These research and development efforts have also been focused on methods to reduce production costs, to improve product quality and consistency and on identifying new features and innovations for future product development. Expenditures on research and development at Astris s.r.o. were approximately US$81,000 for 1998 and 1999. For the year ended December 31, 2000, the Company expended CDN$180,807 on research and development. The research and development budget for 2001 is contingent upon the Company's ability to raise capital.

     In October 1998, the Company entered into a Licence Agreement and an Equipment Lease with Energy Ventures Inc. (Canada), a subsidiary of Energy Ventures Inc., a Delaware corporation ("EVI"). EVI is a portable power technology developer and integrator with activities in fuel cell and rechargeable battery technology. Pursuant to the Licence Agreement, the Company granted to EVI a nonexclusive worldwide licence to use the Company's technology relating to alkaline fuel cells in manufacturing, research and development, marketing and commercial production. The License called for an initial royalty of CDN$25,000, and a percentage, at a rate of 2.5% for the first four years and 2% during the next six years, of gross sales of EVI products containing the Company's technology, with a CDN$10,000 a year minimum royalty commencing in 2001.

     In February 2001, EVI reported in its Form 10-KSB for September 30, 2000 that it expected to devote minimal resources to the development of the Company's AFC technology in the near future and would instead concentrate on the development of its Direct Methanol Fuel Cell technology as it believes that such technology offered EVI the best market entry prospect. EVI did not pay the CDN$10,000 minimum royalty due March 31, 2001. The Company and EVI have tentatively agreed to negotiate a settlement with respect to the non-payment by EVI of the minimum annual royalty in early July.

     The Company also leased certain machinery, equipment and other property relating to a laboratory operated by the Company to EVI for a period of ten years at an annual rental of US$45,000. The lease also granted EVI an option to purchase all the leased assets for CDN$1 after ten years. In 1998, EVI purchased the leased assets by issuing 200,000 shares of its Common Stock to the Company valued at $2.25 per share. The EVI Common Stock trades on the O.T.C. Bulletin Board under the ticker symbol EGYV-L. The Company sold 85,900 of the 200,000 shares of EVI Common Stock between February 28 and April 10, 2000 and received net proceeds of US$250,217. The Company used the net proceeds to complete the development of the golf car program. In the first quarter of year 2001, the Company sold its remaining shares of EVI Common Stock for net proceeds of US$65,957. As part of the EVI Agreements, at the request of EVI, the Company granted to EVI options to purchase the Company's Common Shares to give EVI the opportunity to benefit form the possible future success of the Company in addition to receiving marketing revenues. See "Compensation" below.

     The Income Tax Act of Canada contains various tax incentives for taxpayers performing scientific research and experimental development ("SR&ED") in Canada. Specifically, Canadian law permits public companies to receive tax credits up to 35% of amounts spent on salaries and materials of a current and of a capital nature carried on in Canada.

     Upon filing a claim for SR&ED on Form T661 and acceptance thereof, Canadian-controlled private corporations would receive the refundable amount in the form of a cash reimbursement. Other Canadian companies (i.e. public companies) are not granted a cash refund, but rather are entitled to a tax credit equal to the non-refundable amount.

     For tax year 1995, when the Company was a Canadian-controlled private corporation named Astris Inc., it submitted a request on Form T661 to the Canada Custom and Revenue Agency (the "CRA") for a refund of CDN$157,720 representing a portion of the research and development expenses for that year. The CRA initially awarded the Company CDN$39,421. The Company challenged that determination. This matter has been resolved, and the Company expects to receive approximately CDN$61,000 plus interest in the third quarter of 2001.

     Since "going public" in Canada in December 1995, the Company's research and development activities have been performed primarily outside of Canada. Due to the limited nature of research and development activities undertaken by the Company in Canada and the Company's limited financial condition, it has not submitted a request for any SR&ED related tax credits since 1995. In the future, when the Company's financial condition improves and it incurs expenses coming within SR&ED, the Company would seek to apply for such tax credits, subject to review and approval by the Canadian tax authorities.

     The Company's projected research and development budget for 2001 is US$1 million subject to financing. Such amount will be used to commence development and production of a 2 kilowatt bipolar fuel cell power module. If less than US$1 million is obtained from financing, the Company will reduce its research and development budget and the development and production of the bipolar fuel cell power module will continue, albeit at a slower pace. If no adequate funding is secured, the research and development of the Company's fuel cell products will have to be deferred until such financing is in place.

     The Company's recently leased premises in Mississauga, Ontario, which will be used to facilitate implementation of the fuel cell powered golf car project. The Company is undertaking the purchase of the equipment needed at these premises. Assuming commercialization of its products, the Company would seek strategic relationships with manufacturers which have suitable facilities and access to the markets to produce the products.

INTELLECTUAL PROPERTY

     In 1986, Josef V. Soltys of Mississauga, Canada (a shareholder and former director of the Company), assigned to AI a Canadian patent application for QUICKCELL, a test cell structure for fuel cell technology. The patent, Canadian Patent #1,295,679, issued February 11, 1992, expires February 11, 2009. The Company also holds a United States patent, #5,0008,162, which was issued on April 16, 1991, and expires on April 16, 2008, for the same product. A former employee of AI, who was a co-inventor of such technology, did not assign any right in such patents to the Company prior to his departure. Management does not believe that these patents are material to the development of the intended business goal. When appropriate the Company will seek patent protection for other aspects of its fuel cell technology. However, the Company's policy is to maintain the confidentiality of its products, and any disclosure in patent applications could threaten the security of such information.

     The Company has unregistered trademarks on some of its products, including LABCELL 50, LABCELL 200, QUICKELL QC200 and TESTMASTER.

SMALL FUEL CELLS AND RELATED PRODUCTS

     In addition to developing fuel cells, the Company presently sells by mail order small fuel cells, test cells and electronic test equipment. These products were initially developed by Mr. Nor for use in the development of the Astris fuel cell technology. They are described briefly, as follows:

     LABCELL(TM)50 is a 50 square centimeter, small alkaline fuel cell for laboratory demonstration and experimentation which produces 1.5 to 6 volts.

     LABCELL(TM)200 is a 200 square centimeter, medium size alkaline fuel cell for laboratory experimentation and small power applications which produces .75 to 12 volts.

     QUICKCELL(TM)QC200 is an electrochemical test cell designed for the testing of gas diffusion or solid electrodes in a controlled laboratory environment for fuel cell and battery research, development and quality control.

     MODEL TL4 TEST LOAD is a monitor for fuel cells and batteries with a built-in microprocessor. It functions to briefly interrupt the current and take resistance-free cell readings up to 20 volts.

     TESTMASTER(TM) is a powerful, integrated software package designed for testing fuel cells and batteries. TESTMASTER(TM) performs all the tasks required for short or long- term testing of fuel cells or batteries - monitoring, control, data collection and storage, and graphical data representation.

     Astris s.r.o. produces and ships the small products on behalf of the Company. The Company does not presently have any insurance on these products. Insurance is obtained at the customer's request and expense. Astris s.r.o. does not maintain a substantial inventory of the small products.

     The Company currently derives minor amounts of revenues from the sale of the small products. It remains unknown whether the Company will be able to further develop a market for these products. The Company is not aware of any other entity which markets products similar to its small products.

MARKETING

     The Company's small products are presently sold by mail order over an Internet website maintained for the Company by Macnor Corp. Macnor Corp. pays the Company a fee of 5% of the sales price. See Item 7 "Major Shareholders and Related Party Transactions" of this Report. No change in that arrangement is presently foreseen.

     In October 2000, the Company entered into an agreement with FuelCellStore.com, Inc. for the inclusion of the Company's products on the FuelCellStore.com internet website on a non-exclusive basis for sales anywhere in the world. FuelCellStore.com, Inc. would receive a 10% commission based upon sales of the Company's products over its internet website.

     Currently, the prototypes of the Company's fuel cell systems are shipped directly to the customer from the Czech Republic. Earlier shipments were from both the Czech Republic and Canada. It is expected that the future customers of the Company's fuel cell systems will be manufacturers of all types of products which will be adapted to utilize the Company's fuel cell technology. The Company expects such fuel cell systems will be shipped directly from its facilities to such manufacturers or through a network of distributors and agents to such manufacturers.

RAW MATERIALS AND SUPPLIES

     The principal raw materials that the Company uses are common and widely available from numerous suppliers. The Company's principal materials are largely various plastics, carbons, metal oxides and conventional metallic components, which are all relatively inexpensive to obtain and which do not, at the current time, present supply problems.

COMPETITION

     Fuel cells are a competitive business. Competition arises from other fuel cell companies and from entities engaged in offering other more conventional energy services. The Company competes with companies that are developing all types of fuel cells. While there are currently five basic types of fuel cell technologies (see "Description of Fuel Cells" above), the Company believes that AFCs and PEMs are the only fuel cells that are presently of competitive relevance for the relatively small power, stationary and portable applications that the Company intends to focus upon. This is because AFCs and PEMs operate at ambient temperatures (above 0 degrees Celsius to 100 degrees Celsius) and deliver kilowatts, which are more suited to meet the needs of small, off-grid applications. The Company constructs only AFCs. While both AFC and PEM fuel cells have potential environmental and efficiency advantages over traditional power sources, the Company believes that AFCs can be manufactured less expensively, more efficiently and more practically than PEMs in small-scale applications.

     The Company believes that its main competitors are Ballard Power Systems ("Ballard"), located in Vancouver, Canada, which concentrates on PEMs and ZeTek Power PLC ("ZeTek"), based in London, England, which develops AFCs. Ballard enjoys the most high-profile status of any fuel cell developer in the world today. As a result of its market status, any developer of AFC or PEM technology must compete directly or indirectly with Ballard.

     The Company's method for approaching this competitive challenge is simply to focus on different market segments from those which Ballard or ZeTek currently focus. For instance, Ballard appears committed, for the foreseeable future, to developing fuel cells for use in buses and private automobiles. ZeTek, according to its website, intends to construct fuel cells ranging from
2.5 to 250 kilowatts and has focused its efforts on constructing fuel cells to power commercial vehicles, such as buses, taxis and utility vehicles, boat motors, and entire residential and commercial buildings. The Company is focusing instead on fuel cells for light vehicles, such as golf cars and retirement vehicles. However, there are no barriers to Ballard, ZeTek or any other known or unknown competitor of the Company entering the market covering light weight vehicles. In addition to mobile applications, the Company is also focusing on the potential market in stationary applications of small-capacity fuel cells, as are other fuel cell companies. There are several competitors in this market.

     Apart from specific market competition, the Company believes that AFCs have inherent advantages over PEMs, regardless of specific applications. AFCs use potassium hydroxide electrolyte, a chemically basic substance, while PEMs are chemically acidic, requiring platinum as a catalyst. They also use an expensive semi-permeable membrane as an electrolyte. In addition, AFCs have been scientifically proven to be 10% more energy-efficient than PEMs and offer a higher electricity yield from a given quantity of fuel. That is to say, while PEMs might be 40-50% efficient, AFCs are 50-60% efficient. This is a significant advantage in terms of raw energy consumption and cost savings. In addition, AFCs are able to start instantly, without warm-up, and operate at low temperatures, even below freezing (to minus 50 degrees Celsius) while PEMs can only operate above freezing (from 0 degrees Celsius to 100 degrees Celsius).

     Also, the capital cost required to produce AFCs is less than that required to produce PEMs of a similar size and number. Unlike fuel cells based upon PEM technology, AFCs do not require platinum or machined graphite in their electrodes or expensive membranes for electrolyte. AFCs are the only type which work with a broad range of non-noble electrocatalysts (metals and metal oxides). In addition, AFCs use common industrial chemicals for their electrolyte and AFC components are made of plastics, metal oxides, activated carbon and other relatively inexpensive materials while more exotic materials are required for most products using PEMs technology.

LEGAL PROCEEDINGS

     On November 10, 1999, E. Roy Birkett, a former director and officer of the Company, instituted an action against the Company in the Superior Court of Justice (Ontario) (File No. 99-CV-179868) seeking recovery of CDN$315,000 he had advanced on behalf of the Company. Mr. Birkett had been the President of the Company in 1995 when it acquired Astris Inc. Included in a March 1995 Letter of Intent for the acquisition of Astris Inc. was the binding obligation of Mr. Birkett and the other then principals of the Company to advance funds to keep Astris Inc. operating until such time as they had raised or arranged a financing for the Company of a minimum of US$5 million dollars. Such financing was never obtained. Mr. Birkett originally sought actual damages in excess of CDN$315,000, plus costs. Initial examinations for discovery were completed in October 2000.

     In February 2001, Mr. Birkett's counsel requested the Company to consent to an expansion of Mr. Birkett's initial claim to $1,627,301 in order to cover additional expenses he allegedly incurred on behalf of the Company in 1995 with regards to the proposed financing. The Company has chosen not to oppose this request as Canadian civil procedure allows permissive amendments to pleadings up until judgment.

     The Company believes that Mr. Birkett's claims are without merit as the repayment obligation was conditional upon the obtaining of the financing. In addition, the Company believes that there is no meritorious basis to the additional claim for expenses. The Company has defended itself vigorously in this action and will continue to do so in the future.

     A final decision in favor of Mr. Birkett would have a material adverse affect on the Company's financial position. The Company has accrued CDN$315,000 in advances from related parties in the liabilities section of the Company's Balance Sheet included in the Consolidated Financial Statements.

GOVERNMENTAL REGULATION

     No governmental license or approval known to the Company is required in connection with the manufacture or sale of the Company's current products and there are no extraordinary governmental regulations known to the Company which affects its ability to sell or produce its products. The Company does not believe that it will be subject to existing regulations governing traditional electric utilities.

     The Company anticipates that its products and their installation may be subject to oversight and regulation related to their safety due to their use of hydrogen, which is highly flammable and regarded as a hazardous gas. However, since hydrogen is a commonplace industrial gas which is produced in enormous quantities every day in numerous industrial facilities around the world and regulations have been in place for decades regarding hydrogen which provide routine specifications for manufacturers of hydrogen-using equipment, the Company does not anticipate any new regulations regarding hydrogen or any difficulties in complying with existing regulations.

ENVIRONMENTAL COMPLIANCE

     There are no environmental laws known to the Company which may affect any of its operations as they are currently constituted. The Company is not involved in a business which involves the use of materials which are likely to result in a violation of any existing environmental laws, rules or regulations nor does it own any real property which would lead to liability as a land owner.

C. ORGANIZATIONAL STRUCTURE.

     The Company has two subsidiaries - Astris Inc. ("AI") and Astris s.r.o. The Company owns a 96.3% interest in AI; the remaining interests are held by non-exchanging shareholders. AI was incorporated initially as Astris Science Inc. on April 8, 1983, in the Province of Ontario, and changed its name to Astris Inc. in 1986. The Company also owns a 30% minority interest in Astris s.r.o., which was organized under the laws of the Czech Republic. The remaining 70% interest in Astris s.r.o. is owned by Macnor Corp., an Ontario corporation which is wholly-owned by Jiri K. Nor, an executive Officer, Director and principal shareholder of the Company. Unless otherwise indicated or outside the context of the disclosure, all references in this registration statement to the Company shall include AI and Astris s.r.o.

D. PROPERTY, PLANTS AND EQUIPMENT.

     AEI has leased an 1,850 square foot industrial unit located at 2175 Dunwin Drive, Mississauga, Ontario, Canada for a period of three years ending April 30, 2003, with an option to renew for an additional three years.

     Astris s.r.o. has leased premises in Benesov, Czech Republic. These facilities include about 325 sq. ft. of office space and about 1,100 sq. ft. of laboratory space with a chemistry lab, electrode lab, test lab, mechanical shop and assembly room. The lease is open-ended, requiring three months' notice to terminate and annual review for cost adjustment.

     The Company believes that these premises are suitable for its present requirements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     This discussion and analysis of the operating results and the financial position of the Company should be read in conjunction with the financial statements and the notes thereto forming a part of this Annual Report. In addition to historical information, the following discussion contains forward-looking statements that reflect the Company's plans, estimates, intentions, expectations and beliefs. The Company's actual results could differ materially from those discussed in such forward-looking statements.

     The accountant's report to the Company's audited financial statements notes that the Company's ability to continue as a going concern is in substantial doubt and is dependent upon the success of the efforts of its Directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from their own resources or from third parties, the successful commercialization of one or more of the Company's research projects and the Company attaining profitable operations.

     From the Company's acquisition of Astris Inc. in 1995 and the change of the business to the development and possible commercialization of certain fuel cell technology, the Company has been greatly limited by a lack of funds to pursue fully the necessary research and development activities. Most of the Company's research and development has been conducted in the Czech Republic by Astris s.r.o., a 30% owned subsidiary. In 1998, the Company obtained a minor amount of funds which it is using to recommence research and development activities in Canada and also to market certain ancillary products. As noted under "Liquidity and Capital Resources" herein, the future of the Company is dependent upon its ability to raise additional capital to fund the commencement of the commercialization of products based upon the Company's fuel cell technology. Management is of the opinion that the Company should continue to exist and grow, based upon encouraging results of research and development to date, recent world-wide interest in fuel cell technology and the recent completion of the golf car program. With the advancement of this research and development program and the recent completion of the Company's golf car program, the Company should be in a better position to pursue financing in the form of private placements of its Common Shares.

A. OPERATING RESULTS.

     In 1995, the Company acquired AI with the objective to commercialize the AI AFC technology and to raise US$5 million in financing. Unfortunately, such financing did not materialize which caused the activities of the Company to be seriously curtailed. However, in the interim, research and development on electrode formulations and other aspects of fuel cell technology has continued to be carried out at the Company's minority-owned subsidiary, Astris s.r.o. in the Czech Republic, albeit at reduced levels of activity as the Company was largely inactive from 1996 until October 1998. The Company has only recently produced and sold a limited number of prototype fuel cell products and completed a test model of its golf car project. Even if such products were to be well received commercially and additional financing is retained, the realization of significant revenues would take several years.

     In 1996, CDN$100,000 was received by the Company from three Directors, Jiri
K. Nor (CDN$40,000), Donald Blenkarn (CDN$40,000) and Gerald T. Crawford (CDN$20,000). See Item 7B "Related Party Transactions."

     During 1997, proceeds on the issuance of 3,394,850 common shares of the Company from the exercise of warrants issued in 1995 amounted to CDN$3,395. A further 748,706 common shares were issued in settlement of outstanding liabilities of CDN$374,354. There was no funding from related parties during 1997.

     The Company had revenue in 1997 of CDN$5,504. This amount was comprised of CDN$3,871 of accrued interest paid in 1997 by the Canadian government on claims made by the Company for investment tax credits in 1994 and CDN$1,633 from the sale of small fuel cells. No one customer accounted for a majority of the sales of the small fuel cells and related products.

     In 1998, an advance of CDN$2,000 was received from Timagami Financial Services, a company controlled by a shareholder. See Item 7B "Related Party Transactions."

     In 1998, as a result of the non-exclusive licence of the Company to EVI, the Company acquired 200,000 shares of EVI common stock. See "Business Overview" in Item 4. The sale of more than 85,000 of these EVI shares in the spring of 2000 for a total net proceeds of US$250,217, provided the cash resources necessary to finance the completion of the Company's golf car project. During the remainder of the year 2000, the Company sold another 11,200 shares of the EVI for a total net proceeds of US$42,163.

     There was no financing activity during 1999 or 2000.

     The Company had small, insignificant sales of its small fuel cell products during 1999 and 2000. The agreement with Macnor has not resulted in any sales revenue to date.

     The financial statements included in this report are stated in Canadian dollars.

     During the year ended December 31, 2000, 1,110,078 common shares of the Company were issued in settlement of outstanding liabilities of CDN$277,519, and 102,900 common shares were issued upon exercise of warrants at an exercise price of CDN$.001.

     The Company has incurred operating losses during the last three fiscal years ended December 31. The net loss for 2000 was CDN$35,580 (after a non-recurring gain of CDN$376,648 from the sale of shares of EVI held by the Company) on revenues of CDN$22,824, in 1999 it was CDN$40,666 on revenues of CDN$21,919 and for 1998 it was CDN$138,660 on revenues of CDN$6,052. The Company received a CDN$25,000 initial payment from EVI in October 1998. Pursuant to Canadian GAAP, this amount was recognized over the first year of the agreement's term (October 1998 to December 1999).

     Revenue in 2000 was CDN$22,824 and was comprised of a CDN$10,000 royalty payment from EVI, CDN$5,521 from interest on the funds derived from the sale of the EVI shares, CDN$1,594 from GST (Goods and Service Tax) compensation, CDN$5,525 from a currency exchange gain, and CDN$184 from the sale of literature regarding the Company's fuel sale research. In 1999, revenue was comprised of CDN$20,250 from the proceeds of the initial payment on the license agreement and CDN$1,669 from the sale of small fuel cells and related products. Revenue in 1998 was comprised of CDN$4,750 from the proceeds of the initial payment and CDN$1,302 from the sale of small fuel cells and related products. No one customer accounted for a majority of the sales of the small fuel cells and related products. Throughout its history, the Company's expenses have varied based upon the amount of funds available to the Company. During this period Astris s.r.o. has basically self-funded itself through the sale of ancillary products and government and technical university contracts, none of which resulted in any licence fees to the Company.

     Operating expenses were approximately CDN$435,052 in 2000, CDN$62,585 in 1999 and CDN$144,712 in 1998. Due to the sale of laboratory equipment to EVI, certain operating expenses relating to rent (CDN$15,000 in 1998) and salaries (CDN$5,000 in 1998), were no longer required to be paid by the Company in 1999 or 2000. Also included in operating expenses are costs associated with subcontracts. These costs were CDN$180,807 in 2000, CDN$32,782 in 1999, CDN$79,534 in 1998, and CDN$18,189 in 1997, most of which was to Astris s.r.o. for performance of research services for the Company. The amount expended for subcontracts varied according to the amount of service which was provided to the Company.

     Pursuant to a written agreement dated March 9, 2000, CDN$28,666.70 and 21,967 shares of the Company's Common Stock were owing by the Company to Molesworth Associates, Inc. for advertising and investor relation services provided from July 31, 2000 through March 31, 2001. The Company agreed to settle all amounts outstanding up to and including April 30, 2001 under the contract with Molesworth Associates Inc. in exchange for 70,000 shares of the Company's Common Stock. Such Common Stock was transferred to Molesworth Associates, Inc. in June 2001.

     The 1998 financial statements were restated to record the value of the EVI common stock received upon the sale and licensing arrangement at the book value of the assets transferred to EVI, and not at the market price of the EVI shares as there were restrictions on the sale of such shares by the Company.

     The Company's net earnings were CDN$35,580 for the year ended December 31, 2000 as compared to a net loss of CDN$40,666 for 1999. The rise in earnings can be directly attributed to a gain of CDN$376,648 on the sale of shares of EVI held by the Company.

     Transfers of funds from accounts containing U.S. dollars into Canadian dollar accounts give rise to gains on U.S. exchange and, conversely, transfers of funds from accounts containing Canadian dollars into U.S. dollar accounts gives rise to losses on U.S. exchange.

B. LIQUIDITY AND CAPITAL RESOURCES.

     The Company has been hindered by a lack of capital. Its recent source of capital has been the sale of EVI Common Stock. In the year 2000, the Company sold 97,100 shares of EVI Common Stock and received net proceeds of US$292,380. In the first quarter of year 2001, the Company sold its remaining 102,900 shares of EVI Common Stock, resulting in net proceeds of US$65,957.

     For tax year 1995, when the Company was a Canadian-controlled private corporation named Astris Inc., the Company submitted a request on Form T661 to the Canada Custom and Revenue Agency (the "CRA") for a refund of CDN$157,720 representing a portion of the research and development expenses for that year. The CRA initially awarded the Company CDN$39,421. The Company challenged that determination. This matter has recently been resolved, and the Company expects to receive a refund of approximately CDN$61,000 plus applicable interest. See "Research and Development."

     In March 2001, three Directors of the Company loaned an aggregate of CDN$67,500 to the Company. Each of these loans were subsequently retired by the Company and the Directors in exchange for options to purchase shares of the Company's Common Stock. See "Compensation" below.

     The Company will seek further outside capital through a sale of its Common Stock in a private placement offering. The Company has been approached by major financial institutions that are active in arranging such financing for the fuel cell industry. The Company has recently succeeded in posting its Common Stock on the O.T.C. Bulletin Board in order to facilitate such a financing.

     In addition, the Company also is in the early stages of establishing a strategic partnership with a manufacturer of related products.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     See "Research and Development" in Section 4.

D. TREND INFORMATION.

     As the Company's current development project moves forward through the year 2001, it is anticipated that the Company's progress should stimulate interest in the Company that will be reflected in increased market activity and rising share prices, dependent upon general market conditions. The Company will seek to enter into private placements, strategic partnerships and joint ventures in order to raise capital to finance the on-going development and commercialization of its fuel cell technology. The Company does not have any present agreement to enter into any private placements, strategic partnerships or joint ventures. In addition, there is no assurance that the Company will be able to find or enter into any private placements, strategic partnerships or joint ventures on terms acceptable to the Company or not highly dilutive to shareholders.

     In the future, the Company will seek to obtain the necessary financing to establish a pilot production facility for the manufacture of a total of 2,000 kilowatt per year of fuel cell systems in various sizes up to three or four kilowatts each, for testing in a variety of both stationary and mobile applications. It is estimated this stage will require approximately CDN$10 million over the next three years.

     In anticipation and preparation for these developments, the Company is attempting to identify potential strategic partners who can be approached. Factors to be considered in selecting strategic partners are:

     - natural linking of each-other's products (e.g. golf car manufacturers, car motor manufacturers, etc.);

     -    adequate funding capabilities;

     - ability to understand the Company's research and development activities; and

     -    compatible business philosophies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

     The following table sets forth the name, age and office held with the Company as of June 1, 2001 and the period during which such person has served as a Director and/or executive Officer.

---------------------------------------------------------------------------
Name                    Age    Office Held                  Director Since
----                    ---    -----------                  --------------
---------------------------------------------------------------------------
Jiri K. Nor              61    President, Chief Executive   1996
                               Officer
---------------------------------------------------------------------------
Derek Bullock            63    Director                     2000
---------------------------------------------------------------------------
Gerald A. Crawford (1)   67    Director                     1996
---------------------------------------------------------------------------
Donald A. Blenkarn (1)   70    Secretary and Director       1995
---------------------------------------------------------------------------
Gordon T. Emerson        63    Treasurer, Chief Financial   1999
                               Officer and Director
---------------------------------------------------------------------------
Notes:

(1) Members of the Company's Audit Committee.

Jiri K. Nor has been a Director and the President of the Company since March 1996. He is a trained engineer, with particular expertise in mechanics, aeronautics, electronics and electrochemistry. He is the principal developer of the Company's fuel cell technology. For more than the past five years, Mr. Nor has also been President and CEO of the Company and Astris s.r.o., and also the President and sole stockholder of Macnor Corp. For more than five years until August 1997, he was Vice President, Research of Norvik Technologies and Norvik Traction, companies in the business of developing fast battery chargers.

Gerald A. Crawford has been a Director of the Company since March 1996, and has been associated with Astris Inc. since 1987 in marketing and public relations areas. He is a trained metallurgical engineer, having been associated with various companies from 1960 to 1987, and since 1989 has been a self-employed consultant primarily in the area of metallurgical engineering environmental matters to the nickel industry, providing services to corporate clients, including Astris, for the past 11 years.

Donald A. Blenkarn has been a Director and Secretary of the Company since October 1995. For over five years, he has been Managing Director of Timagami Financial Services Ltd., located in Mississauga, Canada. From 1972 to 1993, he was a Progressive Conservative Party Member of Parliament and from 1984 to 1991, he was the Chair of the House of Commons Finance Committee, and Vice-Chair from 1991 to 1993. Mr. Blenkarn practiced law from 1952 to 1983 with the firm of Blenkarn, Kerr and Shadlock, Mississauga, Ontario

Gordon T. Emerson has been a Director of the Company since 1999 and its Treasurer and Chief Financial Officer since April 2000. During his career, Mr. Emerson has raised capital for a number of Canadian companies, including Spar Aerospace, Corona Mining and Morgan Hydrocarbons. For more than the past five years he has been a consultant to public companies in Canada with respect to capital structure and financing transactions.

Derek Bullock has been a Director of the Company since September 19, 2000. Mr. Bullock is a trained engineer and has been the President of Bullock Engineering Corporation, a Canadian mining and mineral resource consulting and management organization since 1980.

     There are no family relationships between any of the persons named above nor are there any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B. COMPENSATION

     For the two fiscal years ended December 31, 1999, the Company did not pay any cash compensation to its executive Officers, although for 1998 and 1999, CDN$90,000 was expensed for Jiri K. Nor and CDN$36,000 for Gerald A. Crawford for consulting fees. The Company issued Common Shares for these accrued consulting fees, as well as for other expenses, including consulting fees and cash advances, to the Officers and Directors of the Company at the rate of CDN$0.25 per Common Share.

      -------------------------------------------------------------------
                           Number of
      Officer/Director     Common Shares               Liabilities
      ----------------     -------------               -----------
      -------------------------------------------------------------------

      -------------------------------------------------------------------
      J. Nor                  434,980                 CDN$108,745 (1)
      -------------------------------------------------------------------
      D. Blenkarn             327,108                      81,777 (2)
      -------------------------------------------------------------------
      G. Emerson              200,000                      50,000 (3)
      -------------------------------------------------------------------
      G. Crawford             139,643                      34,910 (4)
                              -------                      ------
      -------------------------------------------------------------------
                           1,101,731 (5)              CDN$275,432
      -------------------------------------------------------------------

(1) For Consulting (CDN$90,000 - 360,000 shares), cash advances (CDN$5,500 - 22,000 shares) and expense reimbursement (CDN$13,245 - 52,980 shares).

(2) For Consulting (CDN$30,215 - 120,863 shares), cash advances (CDN$30,357 - 121,429) and expense reimbursement (CDN$21,204 - 84,816 shares).

(3)  For Consulting (CDN$50,000).

(4)  For Consulting (CDN$25,787 - 103,148), cash advances (CDN$2,500 - 10,000 shares) and expense reimbursement (CDN$6,623 - 26,495).

(5) An additional payment was made to Richard S. Clewes, a former director who is now deceased (208,347 shares).

     For the 2000 fiscal year, the Company paid compensation of CDN$76,500 in cash. Mr. Nor received CDN$54,000 and Mr. Emerson received CDN$22,500. In addition, the Company issued Common Shares at market value in lieu of cash to its executive Officers for services rendered to the Company. See below.

     The Company does not have any employment agreement with any executive Officer. There does not currently exist any compensation arrangement for any of the Directors nor does the Company have any pension, retirement or similar plan for its executive Officers or Directors.

     In fiscal year 2000, the Company's stockholders adopted the 2000 Stock Option Plan (the "Plan"), pursuant to which options could be granted to purchase 1,000,000 Common Shares. The purpose of the Plan was to advance the interests of the Company by affording its Officers, Directors, employees and consultants the opportunity of acquiring equity interests in the Company. These Options had an exercise price of not less than the market price of the Common Shares at the time or if there was not public market price, at the fair market value as determined by the Board of Directors on the day preceding the date of grant. The options were exercisable over a number of years specified at the time of the grant, which term was not to exceed five years from the date of grant.

     As at April 16, 2001, options for the purchase of an aggregate of 1,000,000 Common Shares had been granted under the Plan to employees of the Company, including options for 500,000 Common Shares to two executive Officers and the five Directors at various exercise prices.

     On March 8, 2000, Jiri K. Nor and Gordon T. Emerson, both Directors and executive Officers, were each granted options to purchase 250,000 Common Shares exercisable for five years at an exercise price CDN$0.25 per share. The options to Mr. Nor were conditioned upon him completing the current golf car project by March 31, 2001. Since the golf car program was completed by March 31, 2001, the Directors acknowledged that Mr. Nor had earned his options. Mr. Nor had previously loaned CDN$22,500 to the Company in March 2001. See "Related Party Transactions" below. Mr. Nor exercised all 250,000 options for CDN$0.25 per share by paying CDN$40,000 in cash and by agreeing to retire the entire outstanding loan of CDN$22,500 to the Company.

     The options to Mr. Emerson are conditioned on arranging a private placement for the Company to net the treasury US$1,000,000. Since such financing has yet to be procured, these options have not yet been granted.

     In addition, options to purchase shares of the Company's Common Stock were granted to the following Directors and employees. The options have an exercise price of US$.50 1/2 and must be exercised by August 15, 2005, subject to earlier termination.

             ---------------------------------------------------
             NAME              POSITION      NUMBER OF OPTIONS
                                                 GRANTED
             ---------------------------------------------------
             Donald Blenkarn   Director            37,500
             ---------------------------------------------------
             Gerald Crawford   Director            37,500
             ---------------------------------------------------
             Jiri K. Nor       Director            50,000
             ---------------------------------------------------
             Gordon Emerson    Director            50,000
             ---------------------------------------------------
             Derek Bullock     Director            50,000
             ---------------------------------------------------
             Jerry Benedik     Employee            50,000
             ---------------------------------------------------
             Peter Sinkner     Employee            50,000
                                                   ------
             ---------------------------------------------------
             TOTAL                                325,000
             ---------------------------------------------------

     Mr. Blenkarn exercised his option to purchase 37,500 shares of the Company's Common Stock at US$.50 1/2. Mr. Blenkarn had previously made two loans to the Company in March 2001 for the aggregate amount of CDN$22,500. See "Related Party Transactions" below. In exchange for the options, Mr. Blenkarn retired the outstanding loan of CDN$22,500 and paid the Company CDN$6,853.

     Mr. Gerald Crawford exercised his options to purchase 37,500 shares of the Company's Common Stock at US$.50 1/2. Mr. Crawford had previously made two loans to the Company in March 2001 for the aggregate amount of CDN$22,5000. See "Related Party Transactions" below. In exchange for the options, Mr. Crawford retired the outstanding loan of CDN$22,500 and paid the Company CDN$6,853.

     In recognition of his work on the golf car program for the year April 1, 2000 to March 31, 2001, the Company granted Mr. Nor a bonus of CDN$48,000. Mr. Nor agreed to receive 51,538 shares of the Common Stock of the Company in lieu of a cash payment. The Company valued the shares at US$0.53, the mean price for the year 2000.

     In addition to his duties as a Director of the Company, Mr. Gerald Crawford provided consulting services to the Company in 2000. Such services were valued at CDN$10,450. Mr. Crawford agreed to receive 13,397 shares of the Common Stock of the Company in lieu of a cash payment. The Company valued the shares at US$0.53, the mean price for the year 2000.

     In October 1998, in connection with the entry into the Licence Agreement with EVI, the Company granted an option to EVI for the purchase of 1,000,000 Common Shares at an exercise price of US$.30 per share, expiring in October 2003.

C. BOARD PRACTICES.

     The Board of Directors may consist of from three to ten members, and is currently comprised of five members. Each Director is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The date of the next annual meeting has not been set, but will take place sometime in the fall of 2001.

     For a list of the Directors and the period during which the current Directors have served in that office, please see Section 6A above.

     The Directors of the Company do not currently have any service contracts with the Company providing for benefits upon termination of employment. There does not currently exist any compensation arrangement for any of the Directors. The Company does not have any pension, retirement or similar plan for its Directors.

     Gerald A. Crawford and Donald A. Blenkarn are members of the Company's Audit Committee. There are no additional committees of the Board.

D. EMPLOYEES.

     AEI and AI presently have four Officers and three other employees - a full-time Executive Assistant and two part-time technical experts. The President is also the General Manager of the current project on a full-time basis. Job descriptions for employees in such small, entrepreneurial companies as the Company tend to be rather flexible, but clearly the principal role of the General Manager is to oversee the progress of the current project to ensure it is completed satisfactorily, on budget and on time. The Executive Assistant is responsible for reception, bookkeeping, and other details of general office administration, including assisting the General Manager. As the development of its products progresses, the Company believes that it will employ two additional technologists/technicians. None of the present employees is represented by a labor union. The Company considers its relationship with its employees to be satisfactory.

E. SHARE OWNERSHIP.

     The following table lists, as of June 12, 2001, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

--------------------------------------------------------------------------------
                                          Amount and Nature        Percent
Name                                     of Beneficial Owner       of Class
----                                     -------------------       --------
--------------------------------------------------------------------------------
Jiri K. Nor (1)                                2,031,156             16.11%
--------------------------------------------------------------------------------
Gerald A. Crawford (2)                           990,662              7.85%
--------------------------------------------------------------------------------
Donald A. Blenkarn                               766,328              6.07%
--------------------------------------------------------------------------------
Gordon Emerson (3)                               200,000              1.59%
                                                 -------              -----
--------------------------------------------------------------------------------
All executive Officers and Directors as        3,988,146             30.03%
a group
--------------------------------------------------------------------------------

(1) Includes (i) 1,894,487 Common Shares held by Jiri K. Nor and (ii) 208,669 Common Shares held by his wife, Jana Nor.

(2) Includes (i) 719,076 Common Shares held by Gerald A. Crawford and (ii) 349,086 Common Shares held by his wife, Gail Crawford. This amount does not include 250,000 options conditioned upon Mr. Emerson arranging certain financing for the Company.

(3) Includes (i) 25,000 Common Shares by Gordon T. Emerson, (ii) 125,000 Common Shares by his wife, Barbara Emerson, and (iii) 50,000 Common Shares by
           Mr. Emerson's children.

      The Company's stockholders adopted the 2000 Stock Option Plan in June 2000. See Item 6B above for a description of the Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

     The following table lists, as of June 12, 2001, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

       --------------------------------------------------------------------
                                      Amount and Nature        Percent
       Name                          of Beneficial Owner      of Class
       ----                          -------------------      --------
       --------------------------------------------------------------------
       Jiri K. Nor (1)                     2,031,156           16.11%
       --------------------------------------------------------------------
       Gerald A. Crawford (2)                990,662            7.85%
       --------------------------------------------------------------------
       Donald A. Blenkarn                    766,328            6.07%
       --------------------------------------------------------------------

(1) Includes (i) 1,894,487 Common Shares held by Jiri K. Nor and (ii) 208,669 Common Shares held by his wife, Jana Nor.

(2) Includes (i) 719,076 Common Shares held by Gerald A. Crawford and (ii) 349,086 Common Shares held by his wife, Gail Crawford.

     There has not been any significant change in the percentage ownership held by any major shareholder during the past three years.

     The Company's major shareholders do not have any different voting rights from other holders of the Common Shares.

     For a discussion of the number of shares of Common Stock held in Canada, please see Item 9 below.

     To the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s). The Company does not know of any arrangement the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

     As of June 2001, the Company has issued a total of 74,935 shares of its Common Stock to the current Officers and Directors of the Company related to compensation.

     The following amounts were loaned by Directors of the Company to the Company in March 2001 in order to cover the Company's operating expenses.

                  ----------------------------------------------
                  DIRECTOR             AMOUNT
                  --------             ------
                  ----------------------------------------------
                  Jiri K. Nor          CDN$22,500
                  ----------------------------------------------
                  Gerald Crawford      CDN$22,500
                  ----------------------------------------------
                  Donald Blenkarn      CDN$22,500
                                       ----------
                  ----------------------------------------------
                  TOTAL                CDN$67,500
                  ----------------------------------------------

     Each of these loans were subsequently retired by the Company and the Directors in exchange for options to purchase shares of the Company's Common Stock. See "Compensation" above.

     As of September 13, 1999, the Company entered into a royalty arrangement with Macnor Corporation, an Ontario corporation ("Macnor"), which is wholly-owned by Jiri K. Nor, President, Chief Executive Officer and Director of the Company. This arrangement calls for the sale by Macnor of certain fuel cell products developed and manufactured by Astris s.r.o. (small fuel cells) through a website and mail order opened and operated by Macnor. Macnor is to pay an annual royalty equal to five (5%) percent from all sales of such goods, based upon gross revenues. No royalty was paid for fiscal 1999 or 2000 and the agreement with the Macnor has not resulted in any sales revenue to date.

     Macnor Corporation also owns 70% of Astris s.r.o., which presently conducts a substantial portion of the research and development of the Company. The Company owns the remaining 30% of Astris s.r.o.

     As discussed in Item 4, the Company has licensed on a non-exclusive basis, its fuel cell technology to Astris s.r.o. and EVI.

     As at December 31, 1999 and 1998, the Company owed CDN$37,204 in principal and CDN$12,400 in accrued interest only up to December 31, 1998 to Timagami Financial Services ("Timagami") as per an agreement. This advance was unsecured and bore interest at 12% per annum until December 31, 1998, and thereafter, per the term of the party's agreement, has been non-interest bearing. There were no specific repayment terms. All but CDN$2,000 of the principal outstanding was paid by the Company to Timagami in fiscal year 2000. All interest remains outstanding. Donald A. Blenkarn, a Director and Secretary of the Company, is Managing Director of Timagami.

     As at December 31, 2000, 1999 and 1998, the Company owed CDN$100,000 in principal and CDN$54,000 of accrued interest to Mr. Blenkarn (CDN$40,000), Mr. Crawford (CDN$20,000) and Mr. Nor (CDN$40,000), as payment for advances made by them to the Company under the terms of a debenture, dated September 30, 1996. The amount owed is secured and bears interest at 12% per annum. Messrs. Blenkarn, Crawford and Nor have agreed that they will not demand repayment of the principal and interest until after July 7, 2002. The amount owed is collateralized by a lien on all of the assets and business of AI.

     At December 31, 1999 and 1998, CDN$50,637 was owed to Astris s.r.o., a company in which the Company has a 30% interest, for sub-contracted research services. This liability was settled by the payment of cash in the year 2000.

     The management of the Company believes that each of the aforementioned transactions was on terms as fair to the Company as any which could have been made with unaffiliated parties.

C. INTERESTS OF EXPERTS AND COUNSEL.

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Reference is made to Item 18 for a list of all financial statements and notes related thereto filed as part of this Annual Report.

B. SIGNIFICANT CHANGES.

     There have been no significant changes which have occurred since the date of the annual financial statements included in this Report.

DIVIDEND POLICY.

     The Company has not paid dividends within the last five fiscal years. For a description of the Board of Directors ability to distribute dividends, please see Item 10B below.

ITEM 9. THE OFFER AND LISTING.

MARKETS AND PRICE HISTORY OF THE COMPANY'S STOCK.

     As of June 12, 2001, the Company had approximately 120 stockholders of record for its Common Shares and 12,607,719 Common Shares were issued and outstanding. The Company believes that there is a considerable number of beneficial holders of the Common Shares as a substantial number of Common Shares is held of record by principal depositories in Canada and the United States. As at June 1, 2001, the shareholder list showed 27 registered shareholders in the United States holding a total of 244,136 Common Shares, plus 4,021,675 Common Shares in the name of Cede & Co. The Company estimates that the holdings in Cede & Co. represented approximately 700 beneficial shareholders. Thus, United States residents hold approximately 4,266,411 Common Shares, or 33.8% of the Company's outstanding Common Shares. Depositories in Canada held Common Shares for 519 persons.

     The Common Shares were previously traded in Canada on the Canadian Dealing Network (CDNX), but presently has an inactive listing on the CDNX. The Company would seek to reactivate such listing once it meets the initial listing requirements of the CDNX. The Company does not presently meet the following requirements to qualify to list on the CDNX: net tangible assets of CDN$750,000, unallocated funds of CDN$100,000 and/or the required amount of working capital to cover the Company's administrative expenses for 12 months. The Common Shares have been traded in the United States on the `pink sheets' dealer network under the symbol ASRF. Since June 20, 2001, the Company's Common Shares have been posted for traded on the O.T.C. Bulletin Board under the symbol ASRNF. The quarterly highs and lows bid prices for the past two fiscal years as reported in the "pink sheets" are tabulated below:

            -------------------------------------------------
            Quarter          High, US$/share  Low, US$/share
            -------------------------------------------------
            1999
            ----
            -------------------------------------------------
            First           $     0.20           $ 0.08
            -------------------------------------------------
            Second                0.34             0.12
            -------------------------------------------------

            -------------------------------------------------
            Third                 0.20             0.01
            -------------------------------------------------
            Fourth                0.08             0.01
            -------------------------------------------------

            -------------------------------------------------
            2000
            ----
            -------------------------------------------------
            First                 2.75             0.03
            -------------------------------------------------
            Second                1.05             0.38
            -------------------------------------------------
            Third                 1.25             0.35
            -------------------------------------------------
            Fourth                1.03             0.35
            -------------------------------------------------

     The following table sets forth the high and low market prices for each of the past six months:

            -------------------------------------------------
            Month           High, US$/share   Low, US$/share
            -------------------------------------------------
            2001
            ----
            -------------------------------------------------
            January         $      .90       $      .55
            -------------------------------------------------
            February               .55              .35
            -------------------------------------------------
            March                  .65              .40
            -------------------------------------------------
            April                  .58              .44
            -------------------------------------------------
            May                   1.00              .45
            -------------------------------------------------
            June (through
                  June 20)         .98              .70
            -------------------------------------------------

            -------------------------------------------------

ITEM 10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL.

     Not Applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

ORGANIZATION.

     The Company was incorporated in the Province of Ontario, Canada.

CORPORATE GOVERNANCE.

     The Company's by-laws provide that, subject to any unanimous shareholder agreement, the Board of Directors shall manage or supervise the management of the business and affairs of the Corporation. The powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining Directors may exercise all the powers of the board so long as a quorum remains in office.

MEETINGS OF THE BOARD OF DIRECTORS.

     The Company's by-laws provide that meetings of the Board of Directors may be held at any place within or outside Ontario and in any financial year of the Corporation a majority of the meetings need not be held in Canada. Meetings of the board shall be held from time to time at such time and at such place as the Board of Directors, the chair of the board, the managing Director, the President or any two Directors may determine.

BORROWING POWER.

     The Company's by-laws provide that without limiting the borrowing powers of the Corporation as set forth in the Business Corporation Act (Ontario) (the "Act"), but subject to the articles and any unanimous shareholder agreement, the Board of Directors may from time to time on behalf of the Corporation, without authorization of the shareholders:

          borrow money upon the credit of the Corporation;

          issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

          to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee or otherwise on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

          mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

DIVIDENDS.

     The Company's by-laws provide that, subject to the Act, the articles and any unanimous shareholder agreement, the Board of Directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

C. MATERIAL CONTRACTS.

     The Company has not entered into any contracts in the last two years outside of the ordinary course of business that have had or will have a material effect on its business.

D. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's Common Shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Part E below.

     Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of Ontario or in the charter or any other constituent documents of the Company on the right of foreigners to hold and/or vote the Common Shares of the Company.

     The Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act.

     As a result of the Canada-U.S. Free Trade Agreement, the Act was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business.

     A Canadian business is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

     An American, as defined in the Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership or trust which is not controlled in fact through ownership of its voting interests of which two-thirds of its Board of Directors, general partners or trustees, as the case may be, are any combination of Canadians or Americans.

     The following investments by a non-Canadian are subject to review by Investment Canada:

     (a) all direct acquisitions of control of Canadian businesses with assets of CDN$5 million or more;

      (b) all indirect acquisitions of control of Canadian businesses with assets of CDN$50 million or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

     (c) all indirect acquisitions of control of Canadian businesses with assets of CDN$5 million or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

     Review by Investment Canada is required when investments by Americans exceed CDN$150 million for direct acquisitions of control. For the purposes of the Act, direct acquisition of control means: a purchase of the voting interest on a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business; and indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust carrying on a Canadian business in Canada.

     The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibitions of film or video recordings or audio or video music recordings).

     Direct or indirect acquisitions of control of these excluded businesses are reviewable at the CDN$5 and CDN$50 million thresholds.

     A non-Canadian shall not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

     A non-Canadian or American making the following investments:

     (i)  an investment to establish a new Canadian business; and

     (ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act,

     must notify Investment Canada, within prescribed time limits, of such investments.

E. TAXATION.

CANADIAN INCOME TAX CONSEQUENCES

     Management of the Company considers that the following discussion respecting taxation fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Company who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, Common Shares of the Company in connection with carrying on a business in Canada (a "non-resident").

     Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholdings tax on the gross amount of dividends paid to residents of the United States. A further 10% reduction in 1997 in the withholding tax rates on the gross amount of dividends is applicable when a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

     A non-resident who holds Common Shares of the Company as capital property will not subject to tax on capital gains realized on the disposition of such Shares unless such Shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty. The Common Shares would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such Shares (a) not less than 25% of the issued shares of any class of the Company belonged to the non-resident, (b) the person with whom the non-resident deal did not deal at arm's length, or (c) the non-resident and any person with whom the non-resident did not deal at arm's length.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion describes the United States federal income tax consequences of the ownership and disposition of Common Shares of the Company. The discussion contained in this summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, judicial decisions and administrative pronouncements, all of which are subject to change. Any such changes may be applied retroactively in a manner that could result in federal income tax consequences different from those discussed below.

     This summary discusses only Common Shares of the Company held by a U.S. Holder (defined below) as a capital asset within the meaning of Section 1221 of the Code, and does not deal with special situations, such as those of banks, thrift institutions, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or commodities, tax-exempt investors, holders whose functional currency is not the U.S. dollar, persons who hold Common Shares of the Company as a position in a straddle, as part of a synthetic security or hedge, as part of a conversion transaction or other integrated investment, or persons who are not U.S. Holders (as defined below). Further, the summary does not include any description of any alternative minimum tax consequences or any state, local or foreign tax consequences that may be applicable. This summary assumes that no U.S. Holder will own, directly or indirectly, Common Shares of the Company representing 10% or more of the voting power of the Company.

     HOLDERS OF COMMON SHARES OF THE COMPANY ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF SUCH SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

     As used herein, a "U.S. Holder" means a beneficial owner of Common Shares of the Company who is (I) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof or the District of Columbia,
(iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

Dividends
---------

     Distributions with respect to the Common Shares (other than liquidating distributions and certain distributions in redemption of the Common Shares) which are paid out of current or accumulated earnings and profits, as calculated for United States federal income tax purposes, generally will constitute dividends taxable as ordinary income. To the extent the amount of any such distribution paid with respect to the Common Shares exceeds current and accumulated earnings and profits, as calculated for United States federal income tax purposes, such excess distribution will not constitute a dividend for United States federal income tax purposes, but will be treated first as a tax-free return of capital to the extent of the holder's adjusted tax basis in his Common Shares (with a corresponding reduction in such basis) and, to the extent the distribution exceeds such basis, as a capital gain.

Foreign Tax Credit
------------------

     A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his worldwide taxable income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares should consult their own tax advisors regarding their individual circumstances.

Dispositions, Including Redemptions
-----------------------------------

     Any sale, exchange, redemption (except as discussed below) or other disposition of the Common Shares generally will result in taxable gain or loss equal to the difference between the amount received upon the sale, exchange, redemption or other disposition and the holder's adjusted tax basis in the Common Shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period for the Shares of the Company exceeds one year.

     In certain cases, a redemption of Common Shares may be treated as a dividend, rather than as a payment in exchange for the Shares of the Company. In such events, the redemption payment will be treated as ordinary dividend income to the extent that such payment is made out of current or accumulated earnings and profits, as calculated for United States federal income tax purposes. The determination of whether the redemption will be treated as a dividend rather than as payment in exchange for the Common Shares of the Company will depend upon whether and to what extent the redemption reduces the holder's percentage stock ownership interest in the Company. A redemption will be treated as an exchange of stock that produces a capital gain if the redemption either (1) completely terminates the holder's interest in the Company under Section 302(b)(3) of the Code, (2) is "substantially disproportionate" with respect to the holder under Section 302(b)(2) of the Code, or (3) is "not essentially equivalent to a dividend" under Section 302(b)(1) of the Code.

     A redemption will completely terminate the holder's interest in the Company as a result of the redemption if, as a result of the redemption, the holder no longer has any stock interest in the Company, directly or constructively after application of the attribution rules of Section 302(c) of the Code. A redemption will be "substantially disproportionate" with respect to the holder if (1) the ratio of the voting stock owned by the holder (including stock attributed to the holder under Section 302(c) of the Code) immediately after the redemption to all the voting stock of the Company is less than 80% of the same ratio for the voting stock owned by the holder immediately before the redemption, (2) there is a similar percentage reduction in the ownership by the holder of Common Shares of the Company, and (3) the holder owns less than 50% of the voting stock of the Company. Whether a redemption is "not essentially equivalent to a dividend" with respect to a holder will depend upon the holder's particular circumstances. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if such shareholder has a reduction in his percentage stock ownership. In determining whether any of the foregoing tests have been satisfied, the holder is deemed, under the constructive ownership rules of Section 302(c) of the Code, to own any Common Shares in the Company owned by certain related persons and entities and any Common Shares which the holder or certain related persons and entities have an option to acquire. However, because of the ambiguities in applying the foregoing rules, holders should consult their tax advisors to determine whether a redemption of Common Shares will be treated as a dividend or as a payment in exchange for the Common Shares of the Company.

F. DIVIDENDS AND PAYING AGENTS.

     Not Applicable.

G. STATEMENT BY EXPERTS.

     Not Applicable.

H. DOCUMENTS ON DISPLAY.

     The Company is subject to the informational requirements for foreign private issuers under the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports on Form 20-F and 6-K with the United States Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. Copies of the materials may be obtained from the Public Reference Room at prescribed rates. The public may obtain information on the operations of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://sec.gov that contains reports, proxy statements and other
              --------------
information regarding registrants that file electronically with the Commission.

I. SUBSIDIARY INFORMATION.

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK.

     The Company does not have any outstanding debt with adjustable interest rates. As a result, the Company will not have any significant exposure to changes in interest rates.

IMPACT OF CURRENCY FLUCTUATIONS.

     The Company's operating expenses are primarily paid in Canadian dollars. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company's results of operations. In particular, the Company may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar and the Czech Republic koruna. The Company has not previously engaged in, and does not now intend to enter into, any currency hedging or other similar currency hedging transactions. The Company may enter into such transactions on a non-speculative basis to the extent that it might in the future have substantial foreign currency exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not Applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     None.

ITEM 15. [RESERVED.]

ITEM 16. [RESERVED.]

PART III.

ITEM 17. FINANCIAL STATEMENTS.

     See Item 18 below for Financial Statements filed as part of this Report.

ITEM 18. FINANCIAL STATEMENTS

     The following documents are filed as Attachment A hereto and are included as part of this Amendment Number 1 to Form 20-F.

ASTRIS ENERGI INC. CONSOLIDATED FINANCIAL STATEMENTS

Description of Document:
  Auditors' Report for the years ended December 31, 2000 and 1999.
  Consolidated Balance Sheets for the year ended December 31, 2000 and 1999. Consolidated Statement of Earning and Loss for the years ended December 31,
    2000 and 1999.
  Consolidated Statement of Cash Flow for the years ended December 31, 2000 and
    1999.
  Notes to Consolidated Financial Statements for the year ended December
    31, 2000 and 1999.

ITEM 19. EXHIBITS.

The following exhibits were previously filed and are included as part of this Form 20-F.

3.1* Memorandum of Association of Kayty Exploration Ltd., filed March 18, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.2* Articles of Association of Kayty Exploration Ltd., filed March 18, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.3* Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed July 9, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.4* Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed November 6, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.5* Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed March 11, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.6* Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed August 9, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.7* Articles of Continuance for Kayty Exploration Ltd., filed September 22, 1987 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.8* Articles of Amendment for Kayty Inc., filed December 7, 1994 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.9* Articles of Amendment for WLD Inc., filed July 4, 1995 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.10*     By-Laws of Astris Energi Inc., dated April 12, 1996.

4.*       Astris Energi Inc. Stock Option Plan, dated June 2000.

10.1* License Agreement between Astris Energi Inc. and Energy Ventures Inc. (Canada) dated October 22, 1998.

10.2* Debenture by Astris Energi Inc and Astris Inc. to and in favor of Energy Ventures Inc. (Canada) dated October 22, 1998.

10.3* Equipment Lease between Astris Energi Inc. and Astris Inc. and Energy Ventures Inc. (Canada) dated October 22, 1998.

10.4*     License Agreement with Macnor Corp. dated October 1, 1999.

10.5* Lease for property located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, between 789542 Ontario Limited and Astris Energi Inc., dated April 14, 2000.

10.6* License Agreement, between Astris Inc. and Astris s.r.o., dated January 30, 1995.

10.7* Grant of Options by Astris Energi Inc. to Energy Ventures Inc., dated October 22, 1998.

10.8* Agreement between Astris Energi Inc. and Fuelcellstore.com, Inc., dated October 12, 2000.

10.9* Assignment Agreement between Josef Soltys and Astris Inc. for Canadian Patent #1,295,679, for QUICKCELL, dated November 15, 1995.

10.10* Debenture between Astris Inc. and Donald Alex Blenkarn, in trust, dated September 30, 1996.

10.11 Contract between Astris Energi, Inc. and Molesworth Associates, Inc. dated March 9, 2000.

21.*      Subsidiaries.


* These exhibits all are incorporated by reference to exhibits filed under the respective exhibit numbers in the Form 20-F, and as amended, filed as a Registration Statement.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       ASTRIS ENERGI INC.


                                       By: /s/ Jiri K. Nor
                                           ---------------
                                           President and Chief Executive Officer
                                       Date: June 25, 2001
                                             -------------

                                        ASTRIS ENERGI INC.
                                        CONSOLIDATED FINANCIAL STATEMENTS
                                        (Canadian Dollars)
                                        December 31, 2000 and 1999
--------------------------------------------------------------------------------

AUDITORS' REPORT

To the Shareholders of
Astris Energi Inc.

We have audited the consolidated balance sheets of Astris Energi Inc. as at December 31, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

The Company's ability to continue as a going concern is in substantial doubt and is dependent upon the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from their own resources or from third parties, the successful commercialization of one or more of the Company's research projects and the Company attaining profitable operations.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The 1999 year was reported on by another accountant.

All figures are in Canadian dollars.

                                             /s/ Lugowy Associates
                                             ---------------------
                                             CHARTERED ACCOUNTANTS

Hamilton, Ontario
April 30, 2001

ASTRIS ENERGI INC.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars)                                              (restated)
December 31                                          2000         1999
------------------------------------------------------------------------------
ASSETS
Current
    Cash                                        $  16,262    $   4,854
    Receivables                                    48,692       42,810
    Prepaid expenses and deposits                  34,696
    Marketable security (Note 3)                   51,450       49,999
    Investment tax credits refundable              61,000
    Deferred costs (Note 10)                       64,303
                                                ---------    ---------
                                                  276,403       97,663

Long term investment (Note 3)                                   49,999
Capital assets (Note 4)                             5,302
                                                ---------    ---------
                                                $ 281,705    $ 147,662
------------------------------------------------------------------------------

LIABILITIES
Current
    Payables and accruals (Note 6)              $ 393,102    $ 494,203
    Goods and Services Tax payable                 24,473       42,810
    Notes payable (Note 5)                                      24,357
                                                ---------    ---------
                                                  417,575      561,370

Advances from related parties (Note 6)            417,287      452,491
                                                ---------    ---------
                                                  834,862    1,013,861
                                                ---------    ---------

SHAREHOLDERS' DEFICIENCY
Share capital (Note 8)                          1,435,298    1,086,676
Deficit                                        (1,988,455)  (1,952,875)
                                                ---------    ---------
                                                 (553,157)    (866,199)
                                                ---------    ---------
                                                $ 281,705    $ 147,662
                                                ---------    ---------
------------------------------------------------------------------------------

Basis of presentation (Note 1)
Contingency (Note 11)

Approved on behalf of the Board:

         /s/ Jiri Nor                     /s/ Gordon T. Emerson
         ------------                     ---------------------
           President                                Treasurer

          See accompanying notes to consolidated financial statements.

ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Canadian dollars)                                           (restated)
Years ended December 31                              2000       1999
------------------------------------------------------------------------------

REVENUE                                       $    22,824  $    21,919
                                              -----------  -----------

EXPENSES
    Subcontract (Note 6)                          180,807       32,782
    General and administrative                    173,155        7,343
    Professional fees                              64,054       10,325
    Interest (Note 6)                              15,455       12,135
    Amortization                                    1,581
                                              -----------  -----------
                                                  435,052       62,585
                                              -----------  -----------

Net loss before the following                    (412,228)     (40,666)

    Gain on sale of marketable security           376,648
                                              -----------  -----------

Net loss for the year                             (35,580)     (40,666)

Deficit, beginning of year                     (1,952,875)  (1,912,209)
                                              -----------  -----------

Deficit, end of year                          $(1,988,455) $(1,952,875)
                                              -----------  -----------

Loss per common share (Note 8)                $    (0.003) $    (0.004)
                                              -----------  -----------
------------------------------------------------------------------------------


          See accompanying notes to consolidated financial statements.

ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Canadian dollars)                                           (restated)
Years ended December 31                              2000       1999
------------------------------------------------------------------------------

OPERATING
Net loss for the year                           $ (35,580)   $ (40,666)
Items not requiring cash
    - amortization                                  1,581
    - consulting fees paid in capital stock to
      non-related party                            21,000
    - consulting fees paid in capital stock to
      related party                                50,000
Gain on sale of marketable security              (376,648)
Net change in non-cash working capital balances
    related to operations (Note 9)                (67,361)      27,810
                                                ---------    ---------
                                                 (407,008)     (12,856)
                                                ---------    ---------
INVESTING
Proceeds on sale of marketable security           425,196
Purchase of capital assets                         (6,883)
                                                ---------    ---------
                                                  418,313
                                                ---------    ---------

FINANCING
Issuance of common shares                             103
                                                ---------    ---------
                                                      103
                                                ---------    ---------

Net increase (decrease) in cash during the year    11,408      (12,856)
                                                ---------    ---------

Cash, beginning of year                             4,854       17,710
                                                ---------    ---------

Cash, end of year                               $  16,262    $   4,854
                                                ---------    ---------


          See accompanying notes to consolidated financial statements.

ASTRIS ENERGI INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 2000 and 1999
------------------------------------------------------------------------------

1. BASIS OF PRESENTATION

These consolidated financial statements reflect the accounts of Astris Energi Inc. (the "Company") and its wholly-owned subsidiary, Astris Inc., which was acquired on December 31, 1995. The Company is dedicated to the research and development of alternative energy sources. The Company has incurred several years of losses and as at December 31, 2000 has a shareholders' deficiency of approximately $553,000.

The consolidated 2000 and 1999 financial statements have been prepared in accordance with accounting principles generally accepted in Canada on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company's ability to continue as a going concern is in substantial doubt and is dependent upon the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from their own resources or from third parties, the successful commercialization of one or more of the Company's research projects and the Company achieving profitable operations.

The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

These consolidated financial statements also conform to U.S. generally accepted accounting principles and no reconciliation between Canadian and U.S. generally accepted accounting principles is required, except as noted in the second paragraph of the revenue recognition section of Note 2.

------------------------------------------------------------------------------

2. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recognized at point of sale when goods are shipped and title passes. In cases where consulting services are provided, revenue is recognized upon completion of the service provision.

A royalty was received in 1998 from the company referred to in Note 3 in the amount of $25,000. Originally the amount was accounted for as revenue in 1998. Subsequently, a change was made to reflect $4,750 as revenue and $20,250 as deferred revenue in 1998 and $20,250 as revenue in 1999. This change is based on the fact that the royalty was for the period from October, 1998 through to December 1999 and, therefore, was pro-rated between the years based on the number of months in each year.

This treatment now complies with Canadian generally accepted accounting principles.

ASTRIS ENERGI INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 2000 and 1999
------------------------------------------------------------------------------

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

Revenue recognition in these consolidated financial statements is not consistent with U.S. GAAP. Under U.S. GAAP, the initial payment received at the beginning of a contract, not attributable to any specific provision of goods or services, must be pro-rated over the life of the contract. Accordingly, regarding the ten-year licence agreement between the Company and Energy Ventures Inc. (Canada), dated October 22, 1998, wherein an initial payment of $25,000 was received by the Company on October 22, 1998, annual allocations of $2,500 would be required to be made to income.

The following is a tabulation of comparative numbers under Canadian and U.S.
GAAP:

                            Canadian GAAP              U.S. GAAP
                            -------------              ---------
                            2000      1999          2000      1999
                            ----      ----          ----      ----

Royalty income            $ 10,000  $ 20,250      $ 12,500  $  2,500
                          --------  --------      --------  --------

Shareholders' deficiency  $553,157  $866,199      $572,740  $888,282
                          --------  --------      --------  --------

DEVELOPMENT COSTS AND SCIENTIFIC RESEARCH

All costs relating to scientific research, development and product evaluation are expensed as incurred. Investment tax credits and government grants received toward these costs are netted against the related expenses. As there has been uncertainty concerning recovery of investment tax credits, they are recognized upon notification by regulatory bodies.

TAXES PAYABLE

The Company follows the liability method of accounting for income taxes. Under this method, income taxes reflect the future income tax consequences of differences between the financial statement carrying amounts and income tax bases of assets, liabilities, loss carryforwards and tax credits.

Goods and Services Tax is an amount payable in respect of federal commodity tax which was instituted in Canada in 1991. The amount became payable upon the sale of the Company's assets (see Note 3).

ASTRIS ENERGI INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 2000 and 1999
------------------------------------------------------------------------------

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

FINANCIAL INSTRUMENTS

The fair value of financial instruments contained in these consolidated financial statements approximates book value unless otherwise indicated.

The financial risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limit.

LOSS PER SHARE

Basic loss per share is calculated on the weighted average number of shares outstanding during the year.

------------------------------------------------------------------------------

3. LONG TERM INVESTMENT

During 1998, all capital assets were sold to a public company (Energy Ventures Inc. (Canada)) in return for 200,000 shares of that company. As there was not an active market for the shares of the public company, the shares were valued at an amount equivalent to the net book value of the capital assets. There was a legend on the share certificates restricting sale of the share for a period of one year from October 1998 and one-half of the shares for a further year from October 1999, by reason of Rule 144 under the Securities Act. The shares which can (could) be sold are (were) disclosed as a marketable security. The market value of these shares at December 31, 2000 and December 31, 1999 is not readily determinable as the shares are not regularly traded.

ASTRIS ENERGI INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 2000 and 1999
------------------------------------------------------------------------------

3. LONG TERM INVESTMENT (CONT'D.)

The value of the shares was corrected in 1998 from the original valuation of $694,485 to $100,000 on the previously issued financial statements. As a result, the gain previously recorded at $594,487 was reduced to nil.

The per share effect of this writedown was $0.056 per share.

The Company sold 97,100 shares for proceeds of $425,196 up to December 31, 2000, yielding a gain on sale of $376,648. Number of shares on hand at December 31, 2000 was 102,900 (1999: 200,000).

------------------------------------------------------------------------------

4. CAPITAL ASSETS

                                                         2000        1999
                                        Accumulated  Net Book    Net Book
                                  Cost  Amortization    Value       Value
                               -------  ------------ --------    --------

Office furniture and equipment $ 6,883    $ 1,581     $ 5,302    $
                               -------    -------     -------    -------
                               $ 6,883    $ 1,581     $ 5,302    $
                               -------    -------     -------    -------

------------------------------------------------------------------------------

5. NOTES PAYABLE

The notes payable were held by three shareholders and were unsecured, interest free and due on demand. The notes were paid off in the year by issuance of the Company's capital stock. (Please also see Note 8.)

ASTRIS ENERGI INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 2000 and 1999
------------------------------------------------------------------------------

6. ADVANCES FROM RELATED PARTIES

The following amounts have been advanced from related parties:

                                                      2000       1999
                                                      ----       ----
Due to a shareholder                               $ 315,287   $ 315,287
Due to Timagami Financial Services, a company
    controlled by a director and officer               2,000      37,204
Debenture due to shareholders                        100,000     100,000
                                                   ---------   ---------

                                                   $ 417,287   $ 452,491
                                                   ---------   ---------

DUE TO A SHAREHOLDER

With respect to the amount due to a shareholder, the amount has arisen primarily as a result of the recognition of amounts subject to reimbursement to the shareholder for expenses incurred on behalf of the Company. These amounts are to be reimbursed only if external financing amounting to $5,000,000 (U.S.) has been raised by the shareholder (see Notes 11 and 12).

DUE TO TIMAGAMI FINANCIAL SERVICES

These advances are unsecured and bear interest at 12% per annum to December 31, 1998 only. Unpaid interest is accrued to December 31, 1998, totalling approximately $12,400 and is included in payables and acruals. $35,204 was repaid in the year by issuance of the Company's capital stock. (Please also see
Note 8.) The balance is shown as a long-term liability as there are no specific terms or repayment and the holder of the debt has indicated that this amount will not be requested for repayment prior to July 7, 2002.

DEBENTURE DUE TO SHAREHOLDERS

The debenture due to shareholders is secured and bears interest at 12% per annum. Unpaid interest, accrued to December 31, 2000, totalling approximately $54,000, is included in payables and accruals. Although the Company is in technical default of its debenture agreement as a result of the interest payments being in arrears, there are no specific terms of repayment and the debenture holders have indicated that they will not demand repayment until after July 7, 2002. Accordingly, the amount payable under the debenture has been classified as a long-term liability. The debenture is collateralized by a fixed and floating charge on all of the assets and business of Astris Inc.

ASTRIS ENERGI INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 2000 and 1999
------------------------------------------------------------------------------

6. ADVANCES FROM RELATED PARTIES (CONT'D.)

PAYABLES AND ACCRUALS

The Company has a 30% ownership interest in Astris S.R.O., a Czech company, in which the remaining 70% is owned by a company owned by a shareholder of the Company (Macnor Inc.). The Company's 30% interest in losses of Astris S.R.O. has been applied to its investment. This investment is accounted for on the equity basis. As the Company's share of losses is in excess of the original investment, the investment has been written off to nil in a prior year. The balance owing to Astris S.R.O. at December 31, 2000 is $ Nil (1999: $50,637).

In addition, payables include the following amounts:

- $10,450 owing to Crawford Associates, owned by a shareholder for consulting fees, (1999 - $25,787).
- $36,000 owing to Jiri Nor, a shareholder, for consulting fees, (1999 -
     $90,000).

During 2000, the following amounts were expensed as consulting fees to shareholders:

         J. Nor                  $90,000 (1999 - $ Nil)
         G. Crawford             $10,450 (1999 - $ Nil)
         G. Emerson              $72,500 (1999 - $ Nil)
         D. Clewes               $ Nil (1999 - $52,087)

During 2000, the following amounts were expensed as interest to shareholders:

         J. Nor                  $ 5,114 (1999 - $4,800)
         D. Blenkarn             $ 7,798 (1999 - $4,800)
         G. Crawford             $ 2,543 (1999 - $2,400)

During the previous year the Company signed an agreement with a company owned by one of the shareholders (Macnor Inc.) under which Macnor would open a website for Astris and market some of Astris' products. Astris will receive 5% of any recorded sales. Such sales occurred in the year ended December 31, 2000 in the amount of $431 (1999: $ Nil) and, accordingly, have been included in the Company's accounts.

ASTRIS ENERGI INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 2000 and 1999
------------------------------------------------------------------------------

7. INCOME TAXES

The Company has refundable investment tax credits of approximately $61,000 relating to expenditures on scientific research and tax loss carryforwards of approximately $2,053,000. If unused, the tax losses will expire as follows:

                  2007           $   35,000
                  2006           $   61,000
                  2004           $   34,000
                  2003           $1,856,000
                  2002           $   67,000

The potential income tax benefit arising from loss carryforwards has not been reflected in these consolidated financial statements. The Company will determine its income tax on the liability method when it is in a taxable position.

During 2000 and 1999, the Company received or received notification of investment tax credit refunds of $61,000 and $19,305, respectively, which are netted against subcontract expense.

ASTRIS ENERGI INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 2000 and 1999
------------------------------------------------------------------------------

8. SHARE CAPITAL

Share capital consists of the following:

AUTHORIZED:
60,000,000 common shares
10,000,000 preferred shares

ISSUED AND OUTSTANDING:

                                               Common Shares
                                               -------------
                                                #           $
                                           ---------- ----------
Issued as at December 31, 1998             10,188,556  1,049,301
To be issued as at December 31, 1998          455,000     37,375
                                           ---------- ----------
                                           10,643,556  1,086,676

March 9, 2000    - Issued in exchange for
                   consulting fees from a
                   non-related party           62,500     10,500

June 9, 2000     - Issued in exchange for
                   consulting fees from a
                   non-related party           18,750     10,500

June 22, 2000    - Issued in exchange for
                   consulting fees from a
                   related party              200,000     50,000

June 22, 2000    - Issued for cash on
                   exercise of warrants       102,900        103

June 22, 2000    - Issued in exchange for
                   outstanding liabilities  1,110,078    277,519
                                           ---------- ----------

                                           12,137,784  1,435,298
                                           ---------- ----------

No preferred shares have been issued.

ASTRIS ENERGI INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 2000 and 1999
------------------------------------------------------------------------------

8. SHARE CAPITAL (CONT'D.)

At December 31, 2000, the Company had issued capital stock comprising 11,682,784 common shares (1999: 10,188,556 common shares). However, 455,000 common shares are to be issued to shareholders of a predecessor company. These shareholders will be issued common shares in the Company if and when they present their share certificates in the predecessor company to the registrar.

The loss per share calculations were based on a weighted average of 11,446,010 issued and outstanding common shares for 2000 and 10,643,556 issued and outstanding common shares for 1999.

During 1998, an option was granted to the public company which purchased the capital assets (see Note 3), to purchase 1,000,000 common shares of the Company at $0.30 (U.S.) per share. The option will expire on October 22, 2003.

On March 8, 2000, the Board of Directors passed a resolution authorizing a stock option plan. The plan was adopted by the Company's shareholders at its annual and special meeting of shareholders in August 2000. The plan consists of 1,000,000 common shares for granting to its officers, directors, employees and consultants. The exercise price shall not be less than the market price prevailing at date of grant and, if the market price is not available, the Board will determine a fair market value on the day preceding the date of grant. The term of the option will be determined by the Board at time of grant, but may not exceed five years.

At December 31, 2000, options for purchase of 675,000 common shares had been granted under the plan to employees at prices ranging from $0.25 (Canadian) to $0.50 (U.S.) and expiring in March and August, 2005.

ASTRIS ENERGI INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 2000 and 1999
------------------------------------------------------------------------------

9. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash operating working capital balances consists of the following:

                                                     2000         1999
                                                     ----         ----

Decrease (increase) in receivables              $ ( 5,882)    $  4,861
Increase in prepaid expenses                      (34,696)
Increase in investment tax credits refundable                  (61,000)
Increase in deferred costs                        (64,303)
Increase in payables and accruals                 116,857       48,060
Decrease in Goods and Services Tax payable        (18,337)      (4,861)
Decrease in deferred revenue                                   (20,250)
                                                ---------     ---------

                                                $ (67,361)    $ 27,810

------------------------------------------------------------------------------

10. DEFERRED COSTS

In September, 2000, the Company filed a registration statement with the United States Securities and Exchange Commission in order to become eligible for trading its shares on the OTC Bulletin Board Service. Approval therefore was received on April 17, 2001.

Costs incurred in the filing and subsequent receipt of the approval, are deferred with a view to applying these costs against funds generated from future sales of the Company's capital stock.

Such costs accumulated to December 31, 2000, amounted to $64,303.

------------------------------------------------------------------------------

11. CONTINGENCY

During 1999 a shareholder initiated legal claim against the Company for repayment of advances and expenses in the amount of $315,287. Management feels this advance is not repayable unless certain external financing is raised. Since this has not been achieved, management feels there is no requirement to repay the advance. No further cash payments are anticipated beyond the possible repayment of these advances and related legal fees.

ASTRIS ENERGI INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 2000 and 1999
------------------------------------------------------------------------------

12. SUBSEQUENT EVENT

Subsequent to the year-end in February 2001, the shareholder mentioned above in
Note 11 has given notice to the Company of his intention to increase his claim by $1,627,301 to cover additional expenses he allegedly incurred on behalf of the Company. The Company believes that this additional claim is frivolous and without merit.