Form 20-F
period 2001-12-31
ASTRIS ENERGI INC
filed 2002-07-01
CIK 1022518

UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                   FORM 20-F
(Mark One)
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      NONE
Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                  COMMON SHARES
                                (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      NONE
                                (Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                            13,340,219 COMMON SHARES
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
                         Yes [x]             No [_]

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

Part I.......................................................................2

   Item 1. Identity of Directors, Senior Management and Advisers.............2

   Item 2. Offer Statistics and Expected Timetable...........................2

   Item 3. Key Information...................................................2

   Item 4. Information on the Company.......................................10

   Item 5. Operating and Financial Review and Prospects.....................22

   Item 6. Directors, Senior Management and Employees.......................27

   Item 7. Major Shareholders and Related Party Transactions................32

   Item 8. Financial Information............................................35

   Item 9. The Offer and Listing............................................35

   Item 10. Additional Information..........................................37

   Item 11. Quantitative and Qualitative Disclosures About Market Risk......43

   Item 12. Description of Securities Other than Equity Securities......... 44

Part II.....................................................................44

   Item 13. Defaults, Dividend Arrearages and Delinquencies.................44

   Item 14. Material Modifications to the Rights of Security Holders
            and Use of Proceeds............................................ 44

   Item 15. [Reserved.].....................................................44

   Item 16. [Reserved.].....................................................44

Part III....................................................................44

   Item 17. Financial Statements............................................44

   Item 18. Financial Statements............................................44

   Item 19. Exhibits........................................................44

FORWARD LOOKING STATEMENTS Certain statements in this annual report are based upon the beliefs of management of Astris Energi Inc., as well as assumptions made by and information currently available to management, and such statements may constitute "forward-looking statements" within the meaning of the U. S. Private Securities Litigation Reform Act of 1995. Investors should note that many factors, some of which are discussed elsewhere in this Report, could affect the future operations and the future financial results of the Company and could cause future operations and future financial results to differ materially from those expressed in such forward-looking statements.

PART I.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.
     Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
     Not Applicable.

ITEM 3.  KEY INFORMATION.

A.  SELECTED FINANCIAL DATA.

     The following table sets forth, in Canadian dollars, selected historical information concerning the Company presented in accordance with Canadian GAAP and is qualified by reference to the consolidated financial statements and notes thereto. See "Item 18. Financial Statements".

------------------------------------------------------------------------------
              As at         As at         As at         As at         As at
          December 31,  December 31,  December 31,  December 31,  December 31,
              2001          2000          1999          1998          1997
------------------------------------------------------------------------------
                                          RESTATED
Revenue        $26,787       $22,824       $21,919        $6,052        $5,504
------------------------------------------------------------------------------
Net Loss from
Continuing
Operations    (632,073)     (412,228)      (40,666)     (138,650)      (89,568)
------------------------------------------------------------------------------
Net Loss      (593,984)      (35,580)      (40,666)     (138,650)      (89,568)
------------------------------------------------------------------------------
Net Loss per
Share            (.047)        (.003)        (.004)        (.013)        (.011)
------------------------------------------------------------------------------
Total Assets   177,600       281,705       147,662       165,379       136,550
------------------------------------------------------------------------------
Long Term
Obligations    417,287       417,287       452,491       452,491       450,491
------------------------------------------------------------------------------
Capital
Stock        2,059,226     1,435,298     1,086,676     1,086,676     1,086,676
------------------------------------------------------------------------------
Average
Number of
Shares      12,638,160    11,446,010    10,643,556    10,188,556     8,310,000
------------------------------------------------------------------------------
Cash                 -             -             -             -            -
Dividends
------------------------------------------------------------------------------

     Revenue recognition in the consolidated financial statements is not consistent with U.S. GAAP. Pursuant to Canadian GAAP, an initial payment of CDN$25,000 that was received in October 1998 under the terms of a ten-year license agreement between the Company and Energy Ventures Inc. (Canada) was recognized over the first year of the agreement's term (October 1998 to December 1999). Under U.S. GAAP, the initial payment received at the beginning of a multi-year license, not attributable to any specific provision of goods and services, must be pro-rated over the life of the license. Thus, under U.S. GAAP, the initial payment of CDN$25,000 would be recognized differently, with an allocation of CDN$417 to income in 1998, an allocation of CDN$2,500 each year from 1999 to 2006, and a recognition of CDN$2,083 in 2007. See Note 2 on Revenue Recognition in the Consolidated Financial Statements.

EXCHANGE RATES

     The following table sets out the exchange rates for the conversion of Canadian dollars into United States dollars. The exchange rates used are the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. The table lists the rate in effect at the end of the following periods, the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods), and the range of high and low exchange rates for such periods.

                             Year ended December 31,
      ----------------------------------------------------------------------
                          2001       2000      1999       1998      1997
      ----------------------------------------------------------------------
      End of Period        .63        .67       .68        .68       .72
      ----------------------------------------------------------------------
      Average for Period   .65        .67       .66        .71       .73
      ----------------------------------------------------------------------
      High for Period      .67        .70       .69        .73       .75
      ----------------------------------------------------------------------
      Low for Period       .63        .64       .63        .68       .71
      ----------------------------------------------------------------------

     The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2001 and 2002. The exchange rates used are the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York.

                  -------------------------------------------------
                           Month              High         Low
                  -------------------------------------------------
                  December 2001                .63         .64
                  -------------------------------------------------
                  January 2002                 .62         .63
                  -------------------------------------------------
                  February 2002                .62         .63
                  -------------------------------------------------
                  March 2002                   .63         .63
                  -------------------------------------------------
                  April 2002                   .63         .64
                  -------------------------------------------------
                  May 2002                     .64         .65
                  -------------------------------------------------
                  June (through June 7,        .65         .65
                        2002)
                  -------------------------------------------------

     The exchange rate on December 31, 2001 for the conversion of United States dollars into Canadian dollars was $1.59 (CDN$1.00 = US$.63). As of June 7, 2002, the noon rate of exchange for the conversion of United States dollars into Canadian dollars was $1.53 (CDN$1.00 = US$.65). The exchange rates used are the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York.

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

     HISTORY OF LOSSES SINCE INCEPTION, EXPECTATION OF LOSSES IN THE IMMEDIATE FUTURE, AND POSSIBILITY THAT THE COMPANY MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY. The Company has incurred net losses each year since inception. The accumulated deficit of the Company was CDN$2,582,439 as of December 31, 2001. It expects to continue to incur net losses at least through fiscal year 2002, and these losses may be substantial. To implement the current business strategy, the Company will have to incur a high level of fixed operating expenses and will continue to incur considerable research and development expenses and capital expenditures. Accordingly, if additional capital, revenues and positive cash flows cannot be generated, to which no assurance can be given, the Company will not achieve profitability. Even if profitability is achieved, it may not be sustained or increased on a quarterly or annual basis.

     THE REPORT OF THE COMPANY'S INDEPENDENT ACCOUNTANT STATES THAT THE ABILITY OF THE COMPANY TO CONTINUE AS A GOING CONCERN IS IN SUBSTANTIAL DOUBT. Whether the Company continues as a going concern is dependent upon the Company's ability to raise additional capital, the successful commercialization of one or more of the Company's research projects, and the attainment of profitable operations. The ability to generate future revenues will depend on a number of factors, many of which are beyond control of the Company. These factors include the rate of market acceptance of its fuel cell products, competitive activities, regulatory developments and general economic trends.

     ABILITY TO OBTAIN ADDITIONAL CAPITAL, THEREBY RESULTING IN CURTAILMENT OR CESSATION OF OPERATIONS. At December 31, 2001, the Company had a negative working capital of CDN$111,106. The ability of the Company to realize its objectives depends in large part upon obtaining additional capital. The Company has a present need for capital in connection with its fuel cell development activities and transition to commercial operations. The Company believes that it will require up to CDN$10 million over the next three to five years to establish a pilot program facility for the manufacture of an aggregate of 2,000 kilowatts per year of alkaline fuel cells in various sizes. There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, not substantially dilutive to shareholders, or at all. If adequate funds are not available, the Company would have to scale back its operations, including its product development, manufacturing and marketing activities, all of which could lead ultimately to cessation of operations.

     LACK OF EXPERIENCE IN MANUFACTURING AND MARKETING PRODUCTS. To date, the Company has derived revenues principally from sales of prototypes or small ancillary products, contract research and government grants. Sales have been limited to demonstration and prototype models. The Company's prototypes are pre-commercial production products assembled on a one-off basis, by hand. The Company is not yet adequately financed to produce commercial products. The Company has not produced any prototypes on an automated basis and has not designed an automated assembly facility. In addition, the Company still has not been able to determine whether or not its prototypes can be assembled through automation or if there is a sufficient level of product acceptance for the Company to sell fuel cells in sufficient volume to become profitable.
The Company does not have the manufacturing experience to handle large commercial requirements. It would have to rely on third-party manufacturers until it can develop its own capacity. The Company may not be able to produce or commercialize any of its products in a cost-effective manner and it may not be able to successfully market these products. Production costs of the initial commercial units may be higher than their sales price. There can be no assurance that higher production levels will occur or that sales prices will ever exceed production costs.

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

     ABILITY TO MEET PROJECTED DEMAND FOR THE COMPANY'S PRODUCTS. Locating and establishing new manufacturing facilities, if required, will place significant demands on the Company's managerial, technical, financial and other resources. The Company's business plan contemplates significant growth in sales and personnel which may place a strain upon its current management systems and resources, as well as its ability to obtain capital. As of June 2002, the Company had fewer than 16 employees. The Company's business plan and anticipated product sales will require the Company to hire, train and manage additional employees and to establish or contract for production capacity. If the Company is unable to hire the skilled employees it needs or to establish its production capacity in a timely manner, it might be unable to fulfill orders for its products or meet its business plans. There can be no assurance that the Company will be able to effectively manage its anticipated growth.

     ABILITY TO COMPETE SUCCESSFULLY IN A HIGHLY COMPETITIVE MARKET. The development and marketing of fuel cells and fuel cell systems is extremely competitive. A number of firms throughout the world have established fuel cell development programs. The Company competes directly with alternative energy and entrenched power-generation and power-storage technologies. Competitors range from development stage companies to major domestic and international companies. Other companies may succeed in developing and bringing to market products or technologies that are more cost-effective than those being developed by the Company, or that would render its products and technology obsolete or non-competitive in the marketplace. The Company's competitors have greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than the Company. There can be no assurance that the Company will be able to compete effectively with such companies. In addition, the Company expects that additional competition will develop, from both existing businesses in the energy industry and from new entrants.

     DEPENDENCE ON THIRD-PARTY MANUFACTURERS. Until the Company has adequate capital resources and sufficient demand for its products, the Company will depend on third parties for the manufacture of its products and for parts necessary to manufacture its products. If manufacturers or suppliers are unable or unwilling to manufacture or provide the materials and components to manufacture the Company's products on commercially reasonable terms, or at all, delays in identifying and contracting for alternative manufacturing and supply sources could adversely affect the ability to market the products.

     POSSIBLE FAILURE OF FIELD TESTS. The Company's golf car project was completed in March 2001. The Company has demonstrated the golf car at a golf club near Toronto, Ontario, and at a major conference on clean transportation and alternative fuels held at the state capitol in St. Paul, Minnesota. The

Company currently continues to field test the golf car product and plans to conduct additional field tests in the future. Problems and delays could be encountered during these field tests for a number of reasons, including the failure of the Company's technology or the technology of third parties, as well as the failure to maintain and service the prototypes properly. Any problem or perceived problem with the field tests could materially harm the future reputation and impair market acceptance of the Company's products, and thereby reduce demand for those products.

     THE COMPANY MAY BE FOUND LIABLE TO PAY A LARGE AMOUNT TO A FORMER DIRECTOR. The Company is currently a defendant in a litigation with a former director who is seeking in excess of CDN$1,942,301. While the Company is vigorously defending such action, there can be no assurance that the Company will be found not liable for such damages. If found liable, there is no assurance that the Company could pay such an award.

     POSSIBLE LIABILITY FOR INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS AND DIFFICULTIES IN PROTECTING THE COMPANY'S INTELLECTUAL PROPERTY. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products and product designs, or to obtain and use information that the Company regards as proprietary. If required, policing unauthorized use of the Company's proprietary technology, may be difficult, time-consuming and costly. In addition, the laws of certain countries in which the Company's products may be sold or licensed do not protect its products and related intellectual property rights to the same extent as the laws of Canada or the United States. The Company does not believe that any of its products infringe the proprietary rights of any third parties.
From time to time, however, third parties may contest the Company's rights to use its intellectual property. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company.

     NEED FOR COMPATIBILITY WITH THE PRODUCTS OF THIRD-PARTY MANUFACTURERS OR POTENTIAL CUSTOMERS. The Company's success will depend in large part upon its ability to make its products compatible with the products of third-party manufacturers. The Company's products will be successful only if manufacturers redesign or modify their existing products to fully incorporate the Company's products and technologies. The Company's failure to make its products and technologies compatible with the products of third-party manufacturers, or the failure of potential customers to redesign or make necessary modifications to their existing products to accommodate the Company's products would significantly impair or preclude its ability to sell its products.

     ACCIDENTS INVOLVING THE FLAMMABLE FUELS USED WITH THE PRODUCTS COULD IMPAIR THEIR MARKET ACCEPTANCE. The fuel cell products use hydrogen, which typically is generated from gaseous and liquid fuels such as propane, natural gas or methanol, in a process known as reforming. While the Company's fuel cell products do not use these fuels in a combustion process, natural gas, propane and hydrogen are flammable fuels that could leak into a residence or commercial location and combust, if ignited by another source. Since the Company's products have not yet gained widespread market acceptance, any accidents involving the Company's systems, or other fuel cell-based products, could materially impede demand for the products. At present, the Company does not carry insurance to cover such accidents.

     THE COMPANY'S PRODUCTS MAY FROM TIME TO TIME CONTAIN DESIGN DEFECTS THAT ARE DIFFICULT TO DETECT AND CORRECT. Although the Company does not know of any existing design defects, there can be no assurance that defects or flaws will not be found in new products after commencement of commercial shipments or, if discovered, that the Company will be able to successfully correct such defects or flaws in a timely manner or at all. The occurrence of defects or flaws in the Company's products could result in loss of, or delay in, market acceptance of the Company's products. Correcting such defects or flaws could require significant expenditures by the Company. In addition, the failure of the Company's products to perform to customer expectations could give rise to warranty claims.

     DEPENDENCE ON ATTRACTING AND RETAINING KEY PERSONNEL. The success of the Company is largely dependent on the performance of its key employees, particularly Jiri K. Nor. Mr. Nor started Astris in 1983 and is the principal developer of Astris' alkaline fuel cell technology. Additionally, the Company is dependent on a small number of employees who have been with Astris for numerous years and who actually construct Astris' technological components and are familiar with its proprietary designs. Loss of the services of Mr. Nor or the failure to attract and retain additional key employees with necessary skills could have a material adverse impact upon the Company's growth and profitability. Competition for highly skilled management, technical, research and development and other employees is intense and the Company may not be able to currently maintain key person life insurance policies on any of its employees.

     RISKS INHERENT IN INTERNATIONAL OPERATIONS INCLUDING CURRENCY EXCHANGE RATE FLUCTUATIONS AND TARIFF REGULATIONS. A substantial portion of the Company's revenues is expected to be realized in currencies other than Canadian dollars. The Company's operating expenses are primarily paid in Canadian dollars. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company's results of operations. In particular, the Company may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar and the Czech Republic koruna. In addition, the Company does not intend to enter into any hedging or other similar agreements or arrangements to protect it against any of these currency risks. The Company may also be subject to tariff regulations and requirements for export licenses, particularly with respect to certain technologies, unexpected changes in regulatory requirements, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

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

     VOLATILE AND LIMITED MARKET FOR THE COMPANY'S COMMON SHARES. The Company's Common Shares are not actively traded. The bid and asked prices for the Common Shares in the pink sheets has fluctuated significantly. The Company's Common Shares began trading on the O.T.C. On June 20, 2001. The Common Shares traded in 2001 from a high of US$.75 to a low of US$0.15 per share. The Common Shares are not presently publicly traded in Canada. Even with the commencement of trading, there can be no assurance given that such activity will increase investor recognition.

     APPLICATION OF THE SEC PENNY STOCK REGULATIONS AND RESTRICTIONS. The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than US$5.00 per share. This is subject to certain exemptions based upon minimum assets or revenues. As of June 7, 2002, the closing bid and asked prices for the Common Shares were US$.16 and US$.18 per share. As a Penny Stock, the Company's Common Shares may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Penny Stock Rule. This Rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally defined as individuals with a net worth in excess of US$1,000,000 or annual incomes exceeding US$200,000, or combined annual income with spouse of US$300,000). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

     For any transaction involving a Penny Stock, unless exempt, the Rule requires that prior to any transaction in a Penny Stock, a disclosure schedule prepared by the SEC relating to the Penny Stock market is delivered. Disclosures about sales commissions payable to both the broker-dealer and the registered representative and about current quotations for the securities are also required. Finally, monthly statements are required to be sent disclosing recent price information for the Penny Stock held in the account and information on the limited market in penny stock.

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

     Astris Energi Inc. ("AEI" or the "Company") was incorporated as Kayty Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. ("WLD") and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities. In December 1995, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of CDN$0.05 per warrant. Additionally in December 1995 the Company changed its name to Astris Energi Inc. The purpose of the acquisition was for the Company to obtain a potentially promising business activity, and Astris Inc. was seeking to be part of a public company to facilitate raising working capital to further the development of its fuel cell research. AEI began trading on the OTC.BB pink sheets under the trading symbol ASRNF on June 20, 2001.

     The Company's principal business office is located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, Canada L5L 1X2 and its telephone number is (905) 608-2000. The Company's e-mail address is mail@astrisfuelcell.com. The Company maintains a website at astrisfuelcell.com. The Company is not incorporating, by reference in this Form 20-F, the information on its website.

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

DESCRIPTION OF THE COMPANY'S BUSINESS ACTIVITIES

     Since 1995, the Company has been engaged in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. Specifically, the Company's main focus has been to develop and market a one kilowatt alkaline fuel cell ("AFC") system which could be used to power golf cars, in-plant material movers and similar small vehicles. In March 2001, the Company completed an operating golf car powered by an AFC fuel cell system. The Company successfully demonstrated this AFC system powered golf car at a golf club located near Toronto, Canada and at a major conference on clean transportation and alternative fuels held at the state capitol in St. Paul,

Minnesota. The Company plans to continue demonstrating and testing its AFC system powered golf car project. The Company is currently seeking financing to expand this golf car program.

     In addition, assuming success with the one to four kilowatt fuel cell project, in the future the Company will also seek to develop and market AFC systems up to ten or more kilowatts for other uses, such as powering small vehicles, power supplies in individual homes and emergency, uninterruptible power supplies for hospital emergency rooms and computers.

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

     There are currently five basic types of fuel cell technologies: Alkaline ("AFCs"), Proton Exchange Membrane ("PEMs"), Phosporic Acid ("PAFCs"), Molten Carbonate ("MCFCs"), and Solid Oxide ("SOFCs"). In addition to AFCs, the other fuel cell systems (PEMs, PAFCs, MCFCs and SOFCs) are generally all considered to have viable commercial applications. However, these fuel cells differ in cell materials and operating temperature. PAFCs, MCFCs and SOFCs operate at high temperatures and are used primarily to produce megawatts of power for utility-type power generation or co-generation. These three types are not considered competitors of the two smaller fuel cell types, namely AFCs and PEMs. The Company believes that AFCs and PEMs are the only fuel cells that are presently of competitive relevance for relatively small power, stationary and portable applications. This belief is based on the fact that AFCs and PEMs operate at ambient temperatures (0 to 100 degrees Celsius) and deliver kilowatts which are more suited to meet the needs of small, off-grid applications. The Company only deals with AFCs.

     While both AFCs and PEM fuel cells have potential environmental and efficiency advantages over traditional power sources, the Company believes that AFCs can be manufactured less expensively, operated more efficiently and are more practical in small-scale applications. See "Competition".

     It should be noted that fuel cells are still a young technology and many technical and engineering challenges remain. In the past, attempts to build fuel cells that could produce electricity continued to fail because of a lack of understanding of electrode kinetics and the materials used. As a result, technologies that were better understood and that produced larger quantities of power, such as the internal combustion engine, gained greater public acceptance. This public perception and the lack of a proven record of accomplishment for fuel cells, further hampered their development by limiting investment funds for fuel cell research.

     Perhaps the biggest problem with fuel cell production today is that fuel cells are still very expensive to produce. One key reason for the high cost of manufacturing fuel cells is that the low volume of production does not allow for economies of scale. The Company believes that fuel cells utilizing its recent technology can be constructed for approximately CDN$700 per kilowatt, with the per kilowatt cost reduced to approximately CDN$350 per kilowatt upon increasing the quantity of production. A cost of CDN$350 per kilowatt is competitive with the cost of devices in the energy field as a whole, but is more than the cost of producing kilowatts for automobile use, i.e. the internal combustion engine (CDN$50 per kilowatt). As demand for fuel cells increases and research and development continues the cost of manufacturing should be reduced to make alkaline fuel cells more competitive with traditional energy sources.

     In addition, while fuel cells can produce energy more efficiently and are environmentally cleaner than traditional sources of power, other energy sources are more entrenched in the world economy. For instance, all golf cars currently being manufactured are designed to be powered from batteries or internal combustion engines. In order for fuel cells to be used in such products, manufacturers must adjust their current designs to allow them to be capable of being powered by fuel cells.

     However, due to new government pollution regulations, increased energy costs and a growing demand for "off-grid" power supplies, demand for fuel cells is increasing. The Company believes that this demand will increase as fuel cells become better known to the public and more cost competitive with other energy sources.

     -- ALKALINE FUEL CELLS

     An AFC system is an assembly comprised of fuel cell "stack(s)", which generate electricity, together with ancillary components. In an integrated assembly, these "stack(s)" constitute a complete, operating fuel cell system.

     The Company believes that all principal material developmental issues in alkaline fuel cell technology have been resolved by both the Company and the industry at large. However, the Company believes that continued research and development will improve alkaline fuel cell catalysts and electrode materials. This should improve the cost/performance ratio of alkaline fuel cells to more traditional energy sources.

     The ancillary components to the AFC system supply, filter and re-circulate hydrogen, air and liquid electrolyte to the stack(s), deliver electricity to the end-use application, remove the aqueous by-product of the fuel cell operation, and electrically and electronically control, coordinate and integrate all the functions of the system into a single operating whole.

THE COMPANY'S PRODUCTS

     The Company presently offers commercial products ranging from demonstration and educational fuel cells and accessories, to scientific products such as electrochemical test cells, to associated electronic and computer based test equipment, which is useful in research and development and the testing of electrodes, fuel cells and batteries, and sub-kilowatt fuel cells and stacks. For a description of these products, see "Small Fuel Cells and Related Products" below.

     The Company's principal fuel cell product is a prototype system supplied in sizes up to four kilowatts of electrical output. These prototypes are pre-commercial products provided on a one-off basis to individual customers and assembled by hand to the specification of the customer. Prototypes are in contrast to "pilot production" systems, which are systems manufactured in a pilot production facility not on a full commercial basis, and to commercial systems, which are manufactured by volume production methods.

     The Company's systems of one-kilowatt output capacity have been sold in Canada and in the Czech Republic for test purposes. The largest fuel cell system sold by the Company was a four kilowatt unit that was purchased by the Technical University of Mines, Ostrava, Czech Republic, to conduct research on the viability of fuel cells to supply electricity in private homes. In August 2000, Astris s.r.o., a subsidiary of the Company, delivered a portable fuel cell generator to the Czech Ministry of National Defense for testing purposes.

     The Company's primary current project is the development and construction of a one kilowatt AFC system to power a golf car. The Company believes that this project is the first stage toward the commercialization of its AFC technology for larger systems, capable of powering forklifts, yachts and motor homes. This project was budgeted to cost approximately US$250,000 and was completed in March 2001. See "Description of the Company's Business Activities" above.

     The Company is primarily targeting markets in North America and Europe for the sale of small stationary and mobile applications including light vehicles and emergency power supplies.

     The Company is also developing a new, larger proprietary electrode that could be used for fuel cell systems larger than five kilowatts, and up to 10 kilowatts or more for use in small vehicles such as forklifts. The Company anticipates that such a fuel cell will be ready for commercial application within the next one to five years.

     The Company has also completed the initial research in the development of an advanced fuel cell stack design for systems of up to 25 kilowatts or larger for use in commercial buildings and automobiles. Such fuel cells will be developed initially as prototypes and will later be developed as commercial products.

     The Company does not presently have any development, manufacturing, joint development or marketing agreements in place for the development, construction and sale of its fuel cells.

     In addition to the Company's fuel cell systems, the Company has several small fuel cells and products for sale through its website.

RESEARCH AND DEVELOPMENT

     AEI has been involved in fuel cell research since its formation in 1983. More than CDN$14 million has been expended on research activities, which includes approximately CDN$6 million expended by the Institute of Hydrogen Studies at the University of Toronto, whose rights AEI acquired in 1986. AEI had entered into the 1995 acquisition with WLD to be in a better position to raise capital for additional research and development. As sufficient financing was not obtained as part of the AEI acquisition, the research and development activities in Canada were curtailed. Because labor costs are significantly lower in the Czech Republic than Canada and the capital needs of Astris s.r.o. for research and development activities are less than what would have been required in Canada, the Company's research and development has primarily been carried out in the Czech Republic, through the Company's 30%-owned subsidiary, Astris s.r.o. In January 1995, pursuant to a License Agreement, AI granted a non-exclusive license to Astris s.r.o. for the production and sale of products embodying or utilizing AI's fuel cell technology. The royalty fee is two percent (2%) of the net sale price of licensed products sold by Astris s.r.o. to third parties. Astris s.r.o. is obligated to grant the Company a free worldwide irrevocable license on improvements of, and additions to, the technology made by Astris s.r.o., and also to assign any patent rights thereto to the Company. The License Agreement is to remain in effect until the expiration of all Company patents related to the technology, subject to earlier termination upon certain events.

     Astris s.r.o. has been engaged in fuel cell research and development since 1992. Its current research and development efforts are primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells. These research and development efforts have also been focused on reduction of production costs, improving product quality and consistency, and on identifying new features and innovations for future product development. Expenditures on research and development at Astris s.r.o. were approximately US$81,000 for 1998 and 1999. For the year ended December 31, 2001, the Company expended approximately CDN$500,000 on research and development. The research and development budget for 2002 is contingent upon the Company's ability to raise capital.

     ASTRIS s.r.o. has been awarded a 5 million Kc (Czech crown) grant from the government of the Czech Republic. Award of this grant will fund a cooperative effort, launched in November 2001, between ASTRIS s.r.o. and the renowned Academy of Science in the Czech Republic to enhance the advantages already evident in alkaline fuel cell technology. Astris will also contribute to the program.

     The ASTRIS s.r.o. project especially targets development of a portable alkaline fuel cell with 2.4 kilowatts power rating. In the 18-month project, the government contribution will be 2.925 million Kc in the calendar year 2002, with the remainder of the 5 million kilowatts funded in calendar 2003. Together with the contribution of Astris Energi Inc, the total equals US$310,000. ASTRIS will work closely with the Academy's Institute of Macromolecular Chemistry, which is recognized worldwide for its work in polymers and related areas. The focus of the new development will be the third generation Astris alkaline fuel cell stack MC250, which will become a key building block in fuel cell systems up to 10 kilowatts in size.

     In October 1998, the Company entered into a License Agreement and an Equipment Lease with Energy Ventures Inc. (Canada), a subsidiary of Energy Ventures Inc., a Delaware corporation ("EVI"). EVI is a portable power technology developer and integrator with activities in fuel cell and rechargeable battery technology. Pursuant to the License Agreement, the Company granted to EVI a nonexclusive worldwide license to use the Company's technology relating to alkaline fuel cells in manufacturing, research and development, marketing and commercial production. The License called for an initial royalty of CDN$25,000, and a percentage of gross sales of EVI products containing the Company's technology. The royalty rate is set at two and one half percent (2.5%) for the first four years and two percent (2%) during the next six years, with a CDN$10,000 a year minimum royalty, which commenced in 2001.

     In February 2001, EVI reported in its Form 10-KSB for September 30, 2000 that it expected to devote minimal resources to the development of the Company's AFC technology in the near future. Their company would instead concentrate on the development of its Direct Methanol Fuel Cell technology, as it believes that such technology offered EVI the best market entry prospect. EVI did not pay the CDN$10,000 minimum royalty due March 31, 2001. The Company and EVI have tentatively agreed to negotiate a settlement with respect to the non-payment by EVI of the minimum annual royalty in early July 2001. Board representatives for AEI met with board representatives of EVI. Discussion centered on the current agreement between the two corporations and a future possible share exchange by each company. Another meeting with the management of EVI was held in October 2001. At that time, the Company discovered that EVI changed its name to Energy Visions, Inc. Management of Energy Visions, Inc. acknowledges the outstanding indebtedness to AEI. The Company is awaiting further motions for settlement from Energy Visions, Inc.

     The Company also leased certain machinery, equipment and other property relating to a laboratory operated by the Company to EVI for a period of ten years at an annual rental of US$45,000. The lease also granted EVI an option to purchase all the leased assets for CDN$1 after ten years. In 1998, EVI purchased the leased assets by issuing 200,000 shares of its Common Stock to the Company valued at $2.25 per share. The EVI Common Stock trades on the O.T.C. Bulletin Board under the ticker symbol EGYV.OB. The Company sold more than 83,900 of the 200,000 shares of EVI Common Stock in the spring of 2000 and received net proceeds of US$257,337. The Company used the net proceeds to complete the development of the golf car program. During the remainder of the year 2000, the Company sold another 11,200 shares of EVI for proceeds of US $29,286. In the first quarter of year 2001, the Company sold the remaining

102,900 shares of EVI Common Stock for net proceeds of US$63,957. As part of the EVI Agreements, at the request of EVI, the Company granted to EVI options to purchase the Company's Common Shares, to give EVI the opportunity to benefit from the possible future success of the Company, in addition to receiving marketing revenues. See "Compensation" below.

     The Income Tax Act of Canada contains various tax incentives for taxpayers performing scientific research and experimental development ("SR&ED") in Canada. Specifically, Canadian law permits public companies to receive tax credits up to thirty five percent (35%) of amounts spent on salaries and materials of a current and of a capital nature carried on in Canada.

     Upon filing a claim for SR&ED on Form T661 and acceptance thereof, Canadian-controlled private corporations would receive the refundable amount in the form of a cash reimbursement. Other Canadian companies (i.e. public companies) are not granted a cash refund, but rather are entitled to a tax credit equal to the non-refundable amount.

     For tax year 1995, when the Company was a Canadian-controlled private corporation named Astris Inc., it submitted a request on Form T661 to the Canada Custom and Revenue Agency (the "CRA") for a refund of CDN$157,720, representing a portion of the research and development expenses for that year. The CRA initially awarded the Company CDN$39,421. The Company successfully challenged that determination. This matter has been resolved, and the Company received a refund check in the amount of CDN$61,700 on October 26, 2001. The Company has additionally applied to the provincial authorities for a tax refund of approximately CDN$10,000 for the same period.

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

     On August 23, 2001, AEI signed a Letter of Intent with ACE Golf Cars, a division of ACE Concept, Inc. of Indian Wells, CA, covering the establishment of a joint venture to develop and market fuel cell power systems for golf cars and a variety of other small vehicles. Under terms of the Letter of Intent, ACE proposes to finance the 50-50 venture with an initial investment of $1.5 million and to be responsible for marketing and sales direct to the industry. ACE continues to pursue financing for the project. The Company is actively pursuing other joint venture partners in the afore-mentioned fields for development of similar small applications for AEI fuel cell units.

     The Company's projected research and development budget for 2002 is US$1 million subject to financing. Such amount will be used to commence development and production of a 2 kilowatt bipolar fuel cell power module. If less than US$1 million is obtained from financing, the Company will reduce its research and development budget and the development and production of the bipolar fuel cell power module will continue, albeit at a slower pace. If no adequate funding is secured, the research and development of the Company's fuel cell products will have to be deferred until such financing is in place.

     The Company has leased premises in Mississauga, Ontario, which will be used to facilitate implementation of the fuel cell powered golf car project. The Company is undertaking the purchase of the equipment needed at these premises. Assuming commercialization of its products, the Company would seek strategic relationships with manufacturers which have suitable facilities and access to the markets to produce the products.

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

     TESTMASTER(TM) is a powerful, integrated software package designed for testing fuel cells and batteries. TESTMASTER(TM) performs all the tasks required for short-tern or long-term testing of fuel cells or batteries, monitoring, control, data collection and storage, and graphical data representation.

     Astris s.r.o. produces and ships the small products on behalf of the Company. The Company does not presently have any insurance on these products. Insurance is obtained at the customer's request and expense. Astris s.r.o. does not maintain a substantial inventory of the small products.

     The Company currently derives minor amounts of revenues from the sale of the small products. It remains unknown whether the Company will be able to further develop a market for these products. The Company is not aware of any other entity, which markets products similar to its small products.

MARKETING

     The Company's small products are presently sold by mail order over an Internet website maintained for the Company by Macnor Corp. Macnor Corp. pays the Company a fee of five percent (5%) of the sales price. See Item 7 "Major Shareholders and Related Party Transactions" of this Report. No change in that arrangement is presently foreseen.

     In October 2000, the Company entered into an agreement with FuelCellStore.com, Inc. for the inclusion of the Company's products on the FuelCellStore.com internet website on a non-exclusive basis for sales anywhere in the world. FuelCellStore.com, Inc. receives a ten percent (10%) commission based upon sales of the Company's products over its internet website.

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

RAW MATERIALS AND SUPPLIES

     The principal raw materials that the Company uses are common and widely available from numerous suppliers. The Company's principal materials are largely various plastics, carbons, metal oxides and conventional metallic components, which are all relatively inexpensive to obtain and which currently do not present supply problems.

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

     The Company has always believed that its main competitor is Ballard
Power Systems ("Ballard"), located in Vancouver, Canada, which concentrates on PEMs. Ballard enjoys the most high-profile status of any fuel cell developer in the world today. Because of its market status, any developer of AFC or PEM technology must compete directly or indirectly with Ballard.

     Zetek, Europe's largest fuel cell company, announced in October 2001 that its directors voted to file receivership for Zetek. As a result of the Zetek difficulties, the Company has been approached by a number of foreign manufacturers interested in pursuing joint ventures for different applications.

     The Company's method for approaching this competitive challenge is simply to focus on different market segments from those markets, which are currently the focus for Ballard. For instance, Ballard appears committed, for the foreseeable future, to developing fuel cells for use in buses and private automobiles. The Company is focusing instead on fuel cells for light vehicles, such as golf cars and retirement vehicles. However, there are no barriers to Ballard, or any other known or unknown competitor of the Company, entering the market covering lightweight vehicles. In addition to mobile applications, the Company is also focusing on the potential market in stationary applications of small-capacity fuel cells, as are other fuel cell companies. There are several competitors in this market.

     Apart from specific market competition, the Company believes that AFCs have inherent advantages over PEMs, regardless of specific applications. AFCs use potassium hydroxide electrolyte, a chemically basic substance, while PEMs are chemically acidic, requiring platinum as a catalyst. They also use an expensive semi-permeable membrane as an electrolyte. In addition, AFCs have been scientifically proven to be 10% more energy-efficient than PEMs and offer a higher electricity yield from a given quantity of fuel. That is to say, while PEMs might be 40-50% efficient, AFCs are 50-60% efficient. This provides a significant advantage in terms of raw energy consumption and cost savings. In addition, AFCs are able to start instantly, without warm-up, and operate at low temperatures, even below freezing, to minus 50 degrees Celsius. PEMs can only operate above freezing from 0 degrees Celsius to 100 degrees Celsius.

     The capital cost required to produce AFCs is also less than that required to produce PEMs of a similar size and number. Unlike fuel cells based upon PEM technology, AFCs do not require platinum or machined graphite in their electrodes, or expensive membranes for electrolyte. AFCs are the only type that work with a broad range of non-noble electrocatalysts (metals and metal oxides). In addition, AFCs use common industrial chemicals for their electrolyte and AFC components are made of plastics, metal oxides, activated carbon and other relatively inexpensive materials. Most of the PEMs technology products require exotic materials for production.

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

     In February 2001, Mr. Birkett's counsel requested the Company to consent to an expansion of Mr. Birkett's initial claim to $1,942,301 in order to cover additional expenses he allegedly incurred on behalf of the Company in 1995 with regards to the proposed financing. The Company has chosen not to oppose this request as Canadian civil procedure allows permissive amendments to pleadings up until judgment.

     The Company believes that Mr. Birkett's claims are without merit as the repayment obligation was conditional upon the obtaining of the financing. In addition, the Company believes that there is no meritorious basis to the additional claim for expenses. The Company has defended itself vigorously in this action and will continue to do so in the future. In addition to defending itself vigorously, the Company has also filed a counterclaim to seek damages of CDN$5,000,000. The examination of both parties has been completed, and a pretrial hearing is scheduled for July 12, 2002 before an independent judge in the Ontario Court. The trial date is scheduled for October 7, 2002.

     A final decision in favor of Mr. Birkett would have a material adverse affect on the Company's financial position. The Company has accrued CDN$315,000 in advances from related parties in the liabilities section of the Company's Balance Sheet included in the Consolidated Financial Statements.

GOVERNMENTAL REGULATION

     The Company knows of no governmental license or approval required in connection with the manufacture or sale of the Company's current products. There are no extraordinary governmental regulations known to the Company that affects its ability to sell or produce its products. The Company does not believe that it will be subject to existing regulations governing traditional electric utilities.

     The Company anticipates that its products and their installation may be subject to oversight and regulation related to their safety due to their use of hydrogen, which is highly flammable and regarded as a hazardous gas. However, hydrogen is a commonplace industrial gas, which is produced in enormous quantities every day in numerous industrial facilities around the world. Regulations have been in place for decades regarding hydrogen, which provide routine specifications for manufacturers of hydrogen-using equipment. Therefore, the Company does not anticipate any new regulations regarding hydrogen, or any difficulties in complying with existing regulations.

ENVIRONMENTAL COMPLIANCE

     There are no environmental laws known to the Company, which may affect any of its operations as they are currently constituted. The Company is not involved in a business which involves the use of materials which are likely to result in a violation of any existing environmental laws, rules or regulations, nor does it own any real property which would lead to liability as a land owner.

C.  ORGANIZATIONAL STRUCTURE.

     The Company has two subsidiaries, which are Astris Inc. ("AI") and Astris s.r.o. The Company owns a 96.3% interest in AI and non-exchanging shareholders hold the remaining interests. AI was incorporated initially as Astris Science Inc. on April 8, 1983, in the Province of Ontario, and changed its name to Astris Inc. in 1986. The Company also owns a 30% minority interest in Astris s.r.o., which was organized under the laws of the Czech Republic. The remaining 70% interest in Astris s.r.o. is owned by Macnor Corp., an Ontario corporation that is wholly owned by Jiri K. Nor, an Executive Officer, Director and principal shareholder of the Company. Unless otherwise indicated or outside the context of the disclosure, all references to the Company shall include AI and Astris s.r.o.

D.  PROPERTY, PLANTS AND EQUIPMENT.

     AEI has leased an 1,850 square foot industrial unit located at 2175 Dunwin Drive, Mississauga, Ontario, Canada for a period of three years ending April 30, 2003, with an option to renew for an additional three years.

     Astris s.r.o. has leased premises in Benesov, Czech Republic. These facilities include about 325 sq. ft. of office space and about 1,100 sq. ft. of laboratory space with a chemistry lab, electrode lab, test lab, mechanical shop and assembly room. The lease is open-ended, requiring a notice of three months to terminate, and an annual review for cost adjustment.

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

     The accountant's report to the Company's audited financial statements notes that the Company's ability to continue as a going concern is in substantial doubt. It is dependent upon the success of the efforts of its Directors and principal shareholders in providing financial support in the short term. It is additionally dependent on the ability of the Company to raise additional long-term financing, either from their own resources or from third parties, the successful commercialization of one or more of the Company's research projects, and attaining profitable operations.

     From the Company's acquisition of Astris Inc. in 1995 and the change of the business to the development and possible commercialization of certain fuel cell technology, the Company has been greatly limited by a lack of funds to pursue fully necessary research and development activities. Most of the Company's research and development has been conducted in the Czech Republic by Astris s.r.o., a 30% owned subsidiary. In 1998, the Company obtained limited funds, which it used to recommence research and development activities in Canada and to market certain ancillary products. As noted under "Liquidity and Capital Resources" herein, the future of the Company is dependent upon its ability to raise additional capital to fund the commencement of the commercialization of products based upon the Company's fuel cell technology. Management is of the opinion that the Company should continue to exist and grow, based upon encouraging results of research and development to date, recent world-wide interest in fuel cell technology and the completion of the golf car program. With the advancement of this research and development program, and the completion of the Company's golf car program, the Company is in a better position to pursue financing in the form of private placements of its Common Shares.

A.  OPERATING RESULTS.

     In 1995, the Company acquired AI with the objective to commercialize the AI AFC technology and to raise US$5 million in financing. Unfortunately, such financing did not materialize which caused the activities of the Company to be seriously curtailed. In the interim, research and development on electrode formulations and other aspects of fuel cell technology has continued through the work at the Company's minority-owned subsidiary, Astris s.r.o. in the Czech Republic. The research and development efforts have been at reduced levels of activity, since the Company was largely inactive from 1996 until October 1998. The Company has only recently produced and sold a limited number of prototype fuel cell products and completed a test model of its golf car project. Even if such products were to be well received commercially and additional financing is retained, the realization of significant revenues would take several years.

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

     In 1997, the Company had revenue of CDN$5,504. This amount was comprised of CDN$3,871 of accrued interest paid in 1997 by the Canadian government on claims made by the Company for investment tax credits in 1994 and CDN$1,633 from the sale of small fuel cells. No one customer accounted for a majority of the sales of the small fuel cells and related products.

     In 1998, an advance of CDN$2,000 was received from Timagami Financial Services, a company controlled by a shareholder. See Item 7B "Related Party Transactions".

     In 1998, because of the non-exclusive license of the Company to EVI, the Company acquired 200,000 shares of EVI common stock. See "Business Overview" in
Item 4. The sale of more than 85,000 of these EVI shares in the spring of 2000 for a total net proceeds of US$250,217, provided the cash resources necessary to finance the completion of the Company's golf car project. During the remainder of the year 2000, the Company sold another 11,200 shares of the EVI for a total net proceeds of US$42,163.

     There was no financing activity during 1999 or 2000.

     The Company had small, insignificant sales of its small fuel cell products during 1999 and 2000. The agreement with Macnor has not resulted in any sales revenue to date.

     The financial statements included in this report are stated in Canadian dollars.

     During the year ended December 31, 2001, a total of 1,202,435 common shares of the Company were issued. During this fiscal year, 524,185 common shares of the Company were issued in settlement of outstanding liabilities of CDN$307,722, 325,000 common shares were issued on the exercise of options in exchange for CDN$121,206, and 353,250 common shares of the Company were sold in exchange for CDN$195,000.

     During the year ended December 31, 2000, 1,110,078 common shares of the Company were issued in settlement of outstanding liabilities of CDN$277,519, and 102,900 common shares were issued upon exercise of warrants at an exercise price of CDN$.001.

     The Company has incurred operating losses during the last three fiscal years ended December 31. The net loss for 2001 was CDN$593,984 (after a non-recurring gain of CDN$38,089 from the sale of shares of EVI held by the Company) on revenues of CDN$26,787. The net loss for 2000 was CDN$35,580 (after a non-recurring gain of CDN$376,648 from the sale of shares of EVI held by the Company) on revenues of CDN$22,824, and in 1999 it was a net loss of CDN$40,666 on revenues of CDN$21,919.

     Revenue in 2001 was CDN$26,787 and was comprised of a CDN$10,000 royalty payment receivable from EVI, CDN$NIL from interest on the funds derived from the sale of the EVI shares, CDN$2,083 from GST (Goods and Service Tax) compensation, CDN$7,751 from a currency exchange gain, and CDN$6,953 from the sale of literature and other related products regarding the Company's fuel cell research. Revenue in 2000 was CDN$22,824 and was comprised of a CDN$10,000 royalty payment from EVI, CDN$5,521 from interest on the funds derived from the sale of the EVI shares, CDN$1,594 from GST (Goods and Service Tax) compensation, CDN$5,525 from a currency exchange gain, and CDN$184 from the sale of literature regarding the Company's fuel sale research. In 1999, revenue was comprised of CDN$20,250 from the proceeds of the initial payment on the license agreement and CDN$1,669 from the sale of small fuel cells and related products. No one customer accounted for a majority of the sales of the small fuel cells and related products. Throughout its history, the Company's expenses have varied based upon the amount of funds available to the Company. During this period Astris s.r.o. has basically self-funded itself through the sale of ancillary products and government and technical university contracts, none of which resulted in any license fees to the Company.

     Operating expenses were approximately CDN$658,860 in 2001, CDN$435,052 in 2000, and CDN$62,585 in 1999. Due to the sale of laboratory equipment to EVI, certain operating expenses relating to rent (CDN$15,000 in 1998) and salaries (CDN$5,000 in 1998), were no longer required to be paid by the Company in 1999, 2000 or 2001. Also included in operating expenses are costs associated with subcontracts. These costs were CDN$495,736 in 2001, CDN$180,807 in 2000, and CDN$32,782 in 1999, most of which was to Astris s.r.o. for performance of research services for the Company. The amount expended for subcontracts varied according to the amount of service, which was provided to the Company.

     Pursuant to a written agreement dated March 9, 2000, CDN$28,667 and 21,967 shares of the Company's common stock were owing by the Company to Molesworth Associates, Inc. for advertising and investor relation services provided from July 31, 2000 through March 31, 2001. The Company agreed to settle all amounts outstanding, up to and including April 30, 2001, under the contract with Molesworth Associates Inc. in exchange for 70,000 shares of the Company's common stock. Such common stock was transferred to Molesworth Associates, Inc. in June 2001 and the Company valued the shares at US$.41512.

     The Company owed additional fees to Molesworth Associates, Inc. for advertising and investor relation services provided from April 30, 2001 through September 30, 2001. The Company agreed to settle all amounts outstanding under the contract with Molesworth Associates Inc. in exchange for 40,400 shares of the Company's common stock. The Company transferred the common stock valued at US $0.50 to Molesworth Associates, Inc. in August 2001

     Josef Soltys agreed to settle his outstanding consulting engineering fees of US$10,255, for June and July 2001, by accepting 29,300 shares in the corporation valued at the market price of US $0.35 as of August 2, 2001.

Date            Name of Creditor/Consultant     Price Paid/     Number of
Issued                                          Debt Owed       Common Shares
-----------     --------------------------      -----------     -------------
June 2001       Molesworth Associates, Inc.     US $28,875      70,000
August 2001     Molesworth Associates, Inc.     US $20,244      40,400
August 2001     Josef Soltys                    US $10,255      29,300
December 2001   Molesworth Associates, Inc.     US $24,900      83,000

     The 1998 financial statements were restated to record the value of the EVI common stock received upon the sale and licensing arrangement at the book value of the assets transferred to EVI, and not at the market price of the EVI shares as there were restrictions on the sale of such shares by the regulatory authorities.

     The Company's net loss was CDN$593,984 for the year ended December 31, 2001 as compared to a net loss of CDN$35,580 for 2000. The significantly lower loss for 2000 can be attributed to a gain of CDN$376,648 on the sale of shares of EVI held by the Company, which were directly utilized for the operating expenses of the Company.

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

     For tax year 1995, when the Company was a Canadian-controlled private corporation named Astris Inc., the Company submitted a request on Form T661 to the Canada Custom and Revenue Agency (the "CRA") for a refund of CDN$157,720 representing a portion of the research and development expenses for that year. The CRA initially awarded the Company CDN$39,421. The Company challenged that determination. This matter has been resolved, and the Company received a refund check in the amount of CDN$61,700 on October 26, 2001. See "Research and Development."

     In March 2001, three Directors of the Company loaned an aggregate of CDN$67,500 to the Company. These loans were subsequently retired by the Company and the Directors in exchange for options to purchase shares of the Company's Common Stock. See "Compensation" below.

     The Company will seek further outside capital through a sale of its Common Stock in a private placement offering. The Company has been approached by major financial institutions that are active in arranging such financing for the fuel cell industry. The Company has succeeded in 2001 in posting its Common Stock on the O.T.C. Bulletin Board in order to facilitate such a financing.

     In addition, the Company also is in the early stages of establishing a strategic partnership with a manufacturer of related products.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     See "Research and Development" in Section 4.

D.  TREND INFORMATION.

     As the Company's current development project moves forward through the year 2002, it is anticipated that the Company's progress will stimulate interest in the Company that should result in increased market activity and rising share prices, dependent upon general market conditions. The Company will seek to enter into private placements, strategic partnerships and joint ventures in order to raise capital to finance the on-going development and commercialization of its fuel cell technology. The Company does not have any present agreement to enter into any private placements, strategic partnerships or joint ventures. In addition, there is no assurance that the Company will be able to find or enter into any private placements, strategic partnerships or joint ventures, on terms acceptable to the Company or not highly dilutive to shareholders.

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

     In anticipation and preparation for these developments, the Company is attempting to identify potential strategic partners who can be approached. Factors to be considered in selecting strategic partners are:

-	Natural linking of each other's products (e.g. golf car
     manufacturers, car motor manufacturers, etc.)

     -    adequate funding capabilities;

     - ability to understand the Company's research and development activities; and

     -    compatible business philosophies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	DIRECTORS AND SENIOR MANAGEMENT.
     The following table sets forth the name, age and office held with the Company as of June 1, 2002 and the period during which such person has served as a Director and/or Executive Officer.

---------------------------------------------------------------------------
Name                    Age    Office Held                  Director Since
----                    ---    -----------                  --------------
---------------------------------------------------------------------------
Jiri K. Nor              62    President, Chief Executive   1996
                               Officer
---------------------------------------------------------------------------
Gerald A. Crawford (1)   68    Director                     1996
---------------------------------------------------------------------------
Donald A. Blenkarn (1)   71    Secretary and Director       1995
---------------------------------------------------------------------------
Gordon T. Emerson        64    Treasurer, Chief Financial   1999
                               Officer and Director
---------------------------------------------------------------------------

Notes:

 (1) Members of the Company's Audit Committee.

    Jiri K. Nor has been a Director and the President of the Company since March 1996. He is a trained engineer, with particular expertise in mechanics, aeronautics, electronics and electrochemistry. He is the principal developer of the Company's fuel cell technology. For more than the past five years, Mr. Nor has also been President and CEO of the Company and Astris s.r.o., and also the President and sole stockholder of Macnor Corp. For more than five years until August 1997, he was Vice President of Research for Norvik Technologies and Norvik Traction, companies in the business of developing fast battery chargers.

     Gerald A. Crawford has been a Director of the Company since March 1996, and has been associated with Astris Inc. since 1987 in marketing and public relations areas. He is a trained metallurgical engineer, and was associated with various companies from 1960 to 1987. Since 1989, he has been a self-employed consultant primarily in the area of metallurgical engineering environmental matters to the nickel industry, providing services to corporate clients, including Astris, for the past 11 years.

     Donald A. Blenkarn has been a Director and Secretary of the Company since October 1995. For over five years, he has been Managing Director of Timagami Financial Services Ltd., located in Mississauga, Canada. From 1972 to 1993, he was a Progressive Conservative Party Member of Parliament. From 1984 to 1991, he was the Chair of the House of Commons Finance Committee, and Vice-Chair from 1991 to 1993. Mr. Blenkarn practiced law from 1952 to 1983 with the firm of Blenkarn, Kerr and Shadlock, Mississauga, Ontario.

     Gordon T. Emerson has been a Director of the Company since 1999 and its Treasurer and Chief Financial Officer since April 2000. During his career, Mr. Emerson has raised capital for a number of Canadian companies, including Spar Aerospace, Corona Mining and Morgan Hydrocarbons. For more than the past five years, he has been a consultant to public companies in Canada with respect to capital structure and financing transactions.

     There are no family relationships between any of the persons named above nor are there any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B.  COMPENSATION

     For the 2000 fiscal year, the Company paid compensation of CDN$76,500 in cash. Macnor Corp. received CDN$54,000 and Mr. Emerson received CDN$22,500. In addition, the Company issued Common Shares at market value in lieu of cash to its Executive Officers for services rendered to the Company. (See below).

     For the 2001 fiscal year, the Company paid compensation of CDN$46,000 in cash. Macnor Corp. received CDN$36,000 in cash and Mr. Emerson received CDN$10,000. In addition, the Company issued Common Shares at market value in lieu of cash to its Executive Officers for services rendered to the Company. (See below.) Additional compensation of CDN$14,100 was accrued as a payable for the year 2001. At year-end 2001, Macnor Corp. was owed CDN$11,600 and Gordon Emerson was owed CDN$2,500. The outstanding balance was subsequently settled in April 2002 by issuance of Common Shares in the Company.

     The Company does not have any employment agreement with any Executive Officer. There does not currently exist any compensation arrangement for any of the Directors, nor does the Company have any pension, retirement or similar plan for its Executive Officers or Directors.

     In fiscal year 2000, the Company's stockholders adopted the 2000 Stock Option Plan (the "Plan"), pursuant to which options could be granted to purchase 1,000,000 Common Shares. The purpose of the Plan was to advance the interests of the Company by affording its Officers, Directors, employees and consultants the opportunity to acquire equity interests in the Company. These Options had an exercise price of not less than the market price of the Common Shares at the time, or if there were not public market price, at the fair market value as determined by the Board of Directors on the day preceding the date of grant. The options were exercisable over a number of years specified at the time of the grant, which term was not to exceed five years from the date of grant.

     As of April 16, 2001, options for the purchase of an aggregate of 1,000,000 Common Shares had been granted under the Plan to employees of the Company, including options for 500,000 Common Shares to two Executive Officers and the five Directors at various exercise prices.

      Name                 Number of Shares     Value Per Share
      ---------------------------------------------------------
      Options exercised:
      -----------------
       Gerald Crawford            37,500          US$0.505
       Donald Blenkarn            37,500          US$0.505
       Jiri Nor                  250,000          CDN$0.25
                                 -------
      Total                      325,000

      Options outstanding:
      -------------------
       Jerry Benedik              50,000          US$0.505
       Josef Soltys               50,000          US$0.50
       Josef Benedik              50,000          US$0.50
       Peter Sinkner              50,000          US$0.505
       Derek Bullock              50,000          US$0.51
       Jiri Nor                   50,000          US$0.505
       Gordon Emerson             50,000          US$0.505
       Employees: Astris s.r.o.
                (Czech Republic)  50,000          US$0.50
       Maurice Caissie            25,000          US$0.50
                                 -------
      Total                      425,000

      Option still to be issued:
      -------------------------
       Gordon Emerson            250,000          CDN$0.25

     Mr. Blenkarn exercised his option to purchase 37,500 shares of the Company's Common Stock at US$.505. Mr. Blenkarn had previously made two loans to the Company in March 2001 for the aggregate amount of CDN$22,500. See "Related Party Transactions" below. In exchange for the options, Mr. Blenkarn retired the outstanding loan of CDN$22,500 and paid the Company CDN$6,853.

     Mr. Gerald Crawford exercised his options to purchase 37,500 shares of the Company's Common Stock at US$.505. Mr. Crawford had previously made two loans to the Company in March 2001 for the aggregate amount of CDN$22,500. See "Related Party Transactions" below. In exchange for the options, Mr. Crawford retired the outstanding loan of CDN$22,500 and paid the Company CDN$6,853.

     In recognition of his work on the golf car program for the year April 1, 2000 to March 31, 2001, the Company granted Mr. Nor a bonus of CDN$48,000. Mr. Nor agreed to receive 51,538 shares of the Common Stock of the Company in lieu of a cash payment. The Company valued the shares at US$0.53, the mean price for the year 2000.

     On March 8, 2000, Jiri K. Nor was granted an option to purchase 250,000 Common Shares, exercisable for five years at an exercise price of CDN$0.25 per share. The option to Mr. Nor was conditional upon his completing the golf car project by March 31, 2001. Since the golf car project was complete by March 31, 2001, the Directors acknowledged that Mr. Nor had earned his option. Mr. Nor had previously loaned the Company CDN$22,500 in March 2001. Mr. Nor exercised his option for 250,000 common shares for CDN$0.25 per share by paying CDN$40,000 in cash, and by agreeing to retire the entire outstanding loan of CDN$22,500 to the Company.

     In addition to his duties as a Director of the Company, Mr. Gerald Crawford provided consulting services to the Company in 2000. Such services were valued at CDN$10,450. Mr. Crawford agreed to receive 13,397 shares of the Common Stock of the Company in lieu of a cash payment. The Company valued the shares at US$0.53, the mean price for the year 2000.

     On September 25, 2001 the Company created a Stock Option Plan, approved at the Annual Special Meeting of Shareholders, allowing the Directors the right to allocate up to 1,200,000 (one million two hundred thousand) Common Shares in the Company to individuals providing services of great benefit to the Company. These common shares will be issued at market price.

     The Directors approved unanimously the allocation of options to two Directors. The first option is to be vested to Mr. Jiri Nor at an exercise price of US$0.24 upon successful completion of the third generation BiPolar fuel cell engine by May 12, 2003. The second option is to be vested to Mr. Gordon Emerson at an exercise price of US$0.24, when he is successful in raising US$5,000,000 for the corporation by May 12, 2003.

     In October 1998, in connection with the entry into the License Agreement with EVI, the Company granted an option to EVI for the purchase of 1,000,000 Common Shares at an exercise price of US$.30 per share, expiring in October 2003.

C.  BOARD PRACTICES.

     The Board of Directors may consist of from three to ten members, and is currently comprised of four members. Each Director is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The date of the next annual meeting has not been set, but will take place sometime in the fall of 2002.

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

D.  EMPLOYEES.

     AEI and AI presently have four Officers and twelve other employees, including a full-time Executive Assistant and two part-time technical experts. The President is also the General Manager of the current project on a full-time basis. Job descriptions for employees in such small, entrepreneurial companies as the Company tend to be rather flexible, but clearly the principal role of the General Manager is to oversee the progress of the current project to ensure it is completed satisfactorily, on budget and on time. The Executive Assistant is responsible for reception, bookkeeping, and other details of general office administration, including assisting the General Manager. The present employees are not represented by a labor union. The Company considers its relationship with its employees to be satisfactory.

E.  SHARE OWNERSHIP.

     The following table lists, as of June 7, 2002, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

                                              Amount and Nature        Percent
    Name                                     of Beneficial Owner       of Class
    ----                                     -------------------       --------
    ---------------------------------------------------------------------------
    Jiri K. Nor (1)                                2,414,531             18.10%
    ---------------------------------------------------------------------------
    Gerald A. Crawford (2)                         1,048,162              7.86%
    ---------------------------------------------------------------------------
    Donald A. Blenkarn                               944,659              7.08%
    ---------------------------------------------------------------------------
    Gordon Emerson (3)                               292,600              2.19%
                                                     -------              -----
    ---------------------------------------------------------------------------
    All executive Officers and Directors as        4,699,952             35.23%
    a group
    ---------------------------------------------------------------------------

(1) Includes (i) 2,205,862 Common Shares held by Jiri K. Nor and (ii) 208,669 Common Shares held by his wife, Jana Nor.

(2) Includes (i) 719,076 Common Shares held by Gerald A. Crawford and (ii) 329,076 Common Shares held by his wife, Gail Crawford.

(3) Includes (i) 25,000 Common Shares by Gordon T. Emerson, (ii) 196,850 Common Shares by his wife, Barbara Emerson, and (iii) 70,750 Common Shares by Mr. Emerson's children. This amount does not include 250,000 options conditioned upon Mr. Emerson arranging certain financing for the Company.

      The Company's stockholders adopted the 2000 Stock Option Plan in June 2000. On September 25, 2001 the Company created a Stock Option Plan. See Item 6B above for a description of the Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

     The following table lists, as of June 7, 2002, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

                                       Amount and Nature        Percent
     Name                              of Beneficial Owner      of Class
     ----                              -------------------      --------
     --------------------------------------------------------------------
     Jiri K. Nor (1)                          2,414,531           18.10%
     --------------------------------------------------------------------
     Gerald A. Crawford (2)                   1,048,162            7.86%
     --------------------------------------------------------------------
     Donald A. Blenkarn                         944,659            7.08%
     --------------------------------------------------------------------

(1) Includes (i) 2,205,862 Common Shares held by Jiri K. Nor and (ii) 208,669 Common Shares held by his wife, Jana Nor.

(2) Includes (i) 719,076 Common Shares held by Gerald A. Crawford and (ii) 329,076 Common Shares held by his wife, Gail Crawford.

     There has not been any significant change in the percentage ownership held by any major shareholder during the past three years.

     The Company's major shareholders do not have any different voting rights than other holders of the Common Shares.

     For a discussion of the number of shares of Common Stock held in Canada, please see Item 9 below.

     To the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s). The Company does not know of any arrangement that may, at a subsequent date, result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. The Directors have agreed to support the Company until a suitable joint venture or private placement is completed.

     In March 2001, three Directors of the Company loaned an aggregate of CDN$67,500 to the Company. Subsequently, the Company and the Directors retired these loans by issuing options to purchase shares of the Company's common stock. On May 25, 2001 the Directors exercised their options and retired the entire loans.

     On March 8, 2000, Jiri K. Nor was granted an option to purchase 250,000 common shares exercisable for five years at an exercise price of CDN$0.25 per share. The option to Mr. Nor was conditional upon his completing the golf car project by March 31, 2001. Since the golf car project was complete by March 31, 2001, the Directors acknowledged that Mr. Nor had earned his option. Mr. Nor had previously loaned the Company CDN$22,500 in March 2001. Mr. Nor exercised his option for 250,000 common shares for CDN$0.25 per share by paying CDN$40,000 in cash, and by agreeing to retire the entire outstanding loan of CDN$22,500 to the Company.

     On June 29, 2001 Mr. Nor, Mr. Crawford and Mr. Blenkarn loaned a further total of CDN$15,000 (or CDN$5,000 each). On August 2, 2001, the Corporation agreed to settle obligations owing by the Corporation to certain Directors and/or Officers of the Corporation. The Company approved the issuance of the following shares at a price of US$0.35 per share:

        Name of Officer/Director          Price Paid/        Number of
        Or Former Officer/Director        Debt Owed          Common Shares
        --------------------------        -----------        -------------
        Donald Blenkarn                   US$15,225          43,500
        Gerald A. Crawford                US$15,225          43,500
        Macnor Corp.                      US$29,820          85,200
        Gordon Emerson                    US$ 8,100          23,100

     On September 25, 2001, the Corporation agreed to settle obligations owing by the Corporation to certain directors and/or officers by approving the following issuances of common shares at a price of US $0.24 per share:

        Name of Officer/Director          Price Paid/        Number of
        Or Former Officer/Director        Debt Owed          Common Shares
        --------------------------        -----------        -------------
        Donald Blenkarn                   US$ 3,180          13,250
        Gerald A. Crawford                US$ 3,180          13,250
        Jiri Nor                          US$ 9,540          39,750
        Gordon Emerson                    US$ 6,180          25,750

     As of September 13, 1999, the Company entered into a royalty arrangement with Macnor Corp., an Ontario corporation ("Macnor"), which is wholly-owned by Jiri K. Nor, President, Chief Executive Officer and Director of the Company. This arrangement calls for Macnor to sell certain fuel cell products, developed and manufactured by Astris s.r.o. (small fuel cells), through a website and mail order opened and operated by Macnor. Macnor is to pay an annual royalty equal to five percent (5%) from all sales of such goods, based upon gross revenues. No royalty was paid for fiscal 1999, 2000 or 2001, and the agreement with Macnor has not resulted in any sales revenue to date.

     Macnor Corp. also owns 70% of Astris s.r.o., which presently conducts a substantial portion of the research and development of the Company. The Company owns the remaining 30% of Astris s.r.o.

     As discussed in Item 4, the Company has licensed, on a non-exclusive basis, its fuel cell technology to Astris s.r.o. and EVI.

     As at December 31, 1999 and 1998, the Company owed CDN$37,204 in principal and CDN$12,400 in accrued interest only up to December 31, 1998 to Timagami Financial Services ("Timagami") as per an agreement. This advance was unsecured and bore interest at twelve percent (12%) per annum until December 31, 1998, and thereafter, per the term of the party's agreement, has been non-interest bearing. There were no specific repayment terms. All but CDN$2,000 of the principal outstanding was paid by the Company to Timagami in fiscal year 2000. All interest remains outstanding. Donald A. Blenkarn, a Director and Secretary of the Company, is Managing Director of Timagami.

     At years ended December 31, 2000, 1999 and 1998, the Company owed CDN$100,000 in principal and CDN$54,000 of accrued interest to Mr. Blenkarn (CDN$40,000), Mr. Crawford (CDN$20,000) and Mr. Nor (CDN$40,000), as payment for advances made by them to the Company under the terms of a debenture, dated September 30, 1996. The amount owed is secured and bears interest at twelve percent (12%) per annum. Mr. Blenkarn, Mr. Crawford and Mr. Nor have agreed that they will not demand repayment of the principal and interest until after July 7, 2002. The amount owed is collateralized by a lien on all of the assets and business of AI.

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

C. INTERESTS OF EXPERTS AND COUNSEL.

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     Reference is made to Item 18 for a list of all financial statements and notes related thereto filed as part of this Annual Report.

B.  SIGNIFICANT CHANGES.

     There have been no significant changes, which have occurred since the date of the annual financial statements included in this Report.

DIVIDEND POLICY.

     The Company has not paid dividends within the last five fiscal years. For a description of the ability of the Board of Directors to distribute dividends, please see Item 10B below.

ITEM 9. THE OFFER AND LISTING.

MARKETS AND PRICE HISTORY OF THE COMPANY'S STOCK.

     As of June 23, 2002, the Company had approximately 152 stockholders of record for its Common Shares and 14,184,653 Common Shares were issued and outstanding. The Company believes that there are a considerable number of beneficial holders of the Common Shares, as a substantial number of Common Shares are held of record by principal depositories in Canada and the United States. As at June 23, 2002, the shareholder list showed 29 registered shareholders in the United States holding a total of 270,336 Common Shares, plus 4,268,310 Common Shares in the name of Cede & Co. The Company estimates that the holdings in Cede & Co. represents approximately 700 beneficial shareholders. Thus, United States residents hold approximately 4,538,646 Common Shares, or 34.0% of the Company's outstanding Common Shares. Depositories in Canada held Common Shares for 530 persons. CDS, the depository in Canada holds 7,575,773 Common Shares.

     The Common Shares were previously traded in Canada on the Canadian Dealing Network (CDNX), but presently has an inactive listing on the CDNX. The Company would seek to reactivate such listing once it meets the initial listing requirements of the CDNX. The Company does not presently meet the following requirements to qualify to list on the CDNX: net tangible assets of CDN$750,000, unallocated funds of CDN$100,000 and/or the required amount of working capital to cover the Company's administrative expenses for 12 months. The Common Shares have been traded in the United States on the `pink sheets' dealer network under the symbol ASRF. Since June 20, 2001, the Company's Common

Shares have been posted for traded on the O.T.C. Bulletin Board under the symbol ASRNF.OB. The quarterly high and low bid prices for the past two fiscal years are tabulated below:

        -----------------------------------------------------
            Quarter          High, US$/share   Low, US$/share
        -----------------------------------------------------
            2000
            -------------------------------------------------
            First                 2.75             0.03
            -------------------------------------------------
            Second                1.05             0.38
            -------------------------------------------------
            Third                 1.25             0.35
            -------------------------------------------------
            Fourth                1.03             0.35
            -------------------------------------------------
            2001
            -------------------------------------------------
            First                  .90              .40
            -------------------------------------------------
            Second                1.00              .44
            -------------------------------------------------
            Third                  .65              .24
            -------------------------------------------------
            Fourth                 .32              .15
            -------------------------------------------------

     The following table sets forth the high and low market prices for each of the past six months:

            -------------------------------------------------
            Month           High, US$/share   Low, US$/share
            -------------------------------------------------
            2002
            -------------------------------------------------
            January               $.31             $.16
            -------------------------------------------------
            February               .31              .18
            -------------------------------------------------
            March                  .31              .20
            -------------------------------------------------
            April                  .29              .15
            -------------------------------------------------
            May                    .29              .18
            -------------------------------------------------
            June (through
                  June 7)          .18              .16
            -------------------------------------------------
                                    Page 36

ITEM 10. ADDITIONAL INFORMATION.

A.  SHARE CAPITAL.

     Not Applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION.

ORGANIZATION.

     The Company was incorporated in the Province of Ontario, Canada.

CORPORATE GOVERNANCE.

     The Company's by-laws provide that, subject to any unanimous shareholder agreement, the Board of Directors shall manage or supervise the management of the business and affairs of the Corporation. The powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Board. Where there is a vacancy in the board, the remaining Directors may exercise all the powers of the Board, so long as a quorum remains in office.

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

BORROWING POWER.

     The Company's by-laws provide that without limiting the borrowing powers of the Corporation, as set forth in the Business Corporation Act (Ontario) (the "Act"), but subject to the articles and any unanimous shareholder agreement, the Board of Directors may from time to time on behalf of the Corporation, without authorization of the shareholders:

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not Applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     None.

ITEM 14. MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS.

     None.

ITEM 15. [RESERVED.]

ITEM 16. [RESERVED.]

PART III.

ITEM 17. FINANCIAL STATEMENTS.

     See Item 18 below for Financial Statements filed as part of this Report.

ITEM 18. FINANCIAL STATEMENTS

     The following documents are filed as Attachment A hereto and are included as part of this Form 20-F.

ASTRIS ENERGI INC. CONSOLIDATED FINANCIAL STATEMENTS
     Description of Document:
  Auditors' Report for the years ended December 31, 2001 and 2000.
  Consolidated Balance Sheets for the year ended December 31, 2001 and 2000. Consolidated Statement of Earning and Loss for the years ended December 31,
    2001 and 2000.
  Consolidated Statement of Cash Flow for the years ended December 31, 2001 and
    2000.
  Notes to Consolidated Financial Statements for the year ended December
    31, 2001 and 2000.

ITEM 19. EXHIBITS.
     None
                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       ASTRIS ENERGI INC.

                                       By: /s/ Jiri K. Nor
                                           ---------------
                                       President and Chief Executive Officer
                                       Date: June 28, 2002

Astris Energi Inc.
Consolidated Financial Statements
(Canadian Dollars)
December 31, 2001 and 2000






























Auditors' Report


To the Shareholders of
Astris Energi Inc.

We have audited the consolidated balance sheets of Astris Energi Inc. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.

All figures are in Canadian dollars.


                                                   "Lugowy Associates"
       CHARTERED ACCOUNTANTS

Hamilton, Ontario
April 30, 2002








Astris Energi Inc.
Consolidated Balance Sheets
(Canadian dollars)

December 31                                      2001          2000
                                              ----------    ----------
Assets

Current
    Cash                                      $  10,989     $   16,262
    Receivables                                  37,563         48,692
    Prepaid expenses and deposits                 1,050         34,696
    Marketable security (Note 3)                                51,450
    Investment tax credits refundable                           61,000
    Deferred costs (Note 9)                     122,818         64,303
                                                172,420        276,403

Capital assets (Note 4)                           5,180          5,302

                                              $ 177,600      $ 281,705
Liabilities

Current
    Payables and accruals (Note 5)            $ 260,485      $ 393,102
    Goods and Services Tax payable               23,041         24,473
                                                283,526        417,575

Advances from related parties (Note 5)          417,287        417,287
                                                700,813        834,862

Shareholders' deficiency

Share capital (Note 7)                        2,059,226      1,435,298
Deficit                                      (2,582,439)    (1,988,455)
                                               (523,213)      (553,157)

                                              $ 177,600      $ 281,705
Basis of presentation (Note 1)
Contingency (Note 10)

Approved on behalf of the Board:


        /s/ Jiri K. Nor                          /s/ Gordon T. Emerson
--------------------------------     -------------------------------------
        President                                   Treasurer

See accompanying notes to consolidated financial statements.

Astris Energi Inc.
Consolidated Statements of Loss and Deficit
(Canadian dollars)

Years ended December 31                           2001          2000
                                              -----------   -----------
Revenue                                       $    26,787   $    22,824

Expenses
    Subcontract (Note 5)                          495,736       180,807
    General and administrative                     65,548       173,155
    Professional fees                              76,643        64,054
    Interest (Note 5)                              19,267        15,455
    Amortization                                    1,666        1,581
                                                  658,860       435,052

Net loss before the following                    (632,073)     (412,228)

    Gain on sale of marketable security            38,089       376,648

Net loss for the year                            (593,984)      (35,580)

Deficit, beginning of year                     (1,988,455)   (1,952,875)

Deficit, end of year                          $(2,582,439)  $(1,988,455)

Loss per common share (Note 7)                $    (0.047)  $    (0.003)






















See accompanying notes to consolidated financial statements.

Astris Energi Inc.
Consolidated Statements of Cash Flows
(Canadian dollars)


Years ended December 31                                  2001          2000
                                                      ----------    ----------
Operating

Net loss for the year                                 $(593,984)    $ (35,580)
Items not requiring cash
    - amortization                                        1,666         1,581
    - consulting fees paid in capital stock to
          non-related parties                            99,672        21,000
    - consulting fees and expenses paid in
          capital stock to related parties              208,050        50,000
Gain on sale of marketable security                     (38,089)     (376,648)
Net change in non-cash working capital balances
    related to operations (Note 8)                      (86,789)      (67,361)

                                                       (409,474)     (407,008)
Investing
  Proceeds on sale of marketable security                89,539       425,196
  Purchase of capital assets                             (1,544)       (6,883)
                                                         87,995       418,313
Financing
  Issuance of common shares                             316,206           103
                                                        316,206           103

Net increase (decrease) in cash during the year          (5,273)       11,408

Cash, beginning of year                                  16,262         4,854

Cash, end of year                                     $  10,989     $  16,262











See accompanying notes to consolidated financial statements

Astris Energi Inc.
Notes to Consolidated Financial Statements
(Canadian dollars)
December 31, 2001 and 2000

1.  Basis of Presentation

These consolidated financial statements reflect the accounts of Astris Energi Inc. (the "Company") and its wholly-owned subsidiary, Astris Inc., which was acquired on December 31, 1995. The Company is dedicated to the research and development of alternative energy sources. The Company has incurred several years of losses and as at December 31, 2001 has a shareholders' deficiency of approximately $523,000.

The consolidated 2001 and 2000 financial statements have been prepared in accordance with accounting principles generally accepted in Canada on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

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



Astris Energi Inc.
Notes to Consolidated Financial Statements
(Canadian dollars)
December 31, 2001 and 2000

2.  Significant Accounting Policies (cont'd.)

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

The following is a tabulation of comparative numbers under Canadian and U.S.
GAAP:

                                  Canadian GAAP              U.S. GAAP
                                  2001         2000          2001      2000
                               ---------------------      -------------------
  Royalty income               $ 10,000     $ 10,000      $ 12,500   $ 12,500

  Shareholders' deficiency     $523,213     $553,157      $540,296   $572,740

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

Astris Energi Inc.
Notes to Consolidated Financial Statements
(Canadian dollars)
December 31, 2001 and 2000

2.  Significant Accounting Policies (cont'd.)

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

3.  Marketable security

During 1998, all capital assets were sold to a public company (Energy Ventures Inc. (Canada)) in return for 200,000 shares of that company. As there was not an active market for the shares of the public company, the shares were valued at an amount equivalent to the net book value of the capital assets. There was a legend on the share certificates restricting sale of the shares for a period of one year from October 1998 and one-half of the shares for a further year from October 1999, by reason of Rule 144 under the Securities Act. The share that could be sold were disclosed as a marketable security. The market value of these shares at December 31, 2000 was not readily determinable, as the shares are not regularly traded.

The value of the shares was corrected in 1998 from the original valuation of $694,485 to $100,000 on the previously issued financial statements. As a result, the gain previously recorded at $594,487 was reduced to nil. The per-share effect of this writedown was $0.056 per share. The Company sold 102,900 shares for proceeds of $89,539 during year 2001 and 97,100 shares for proceeds of $425,196 during year 2000, yielding a gain on sale of $38,089 and $376,648, respectively. Number of shares on hand at December 31, 2001 was nil (2000:
102,900).

Astris Energi Inc.
Notes to Consolidated Financial Statements
(Canadian dollars)
December 31, 2001 and 2000

4.  Capital Assets

                                                      2001          2000
                                       Accumulated    Net Book    Net Book
                                  Cost Amortization   Value       Value
                                ------ ------------  ---------   ---------
Office furniture and equipment  $ 8,427     $ 3,247  $ 5,180     $ 5,302
                                $ 8,427     $ 3,247  $ 5,180     $ 5,302

5.  Advances from Related Parties

The following amounts have been advanced from related parties:

                                                       2001         2000
                                                   ----------   ----------
Due to a shareholder                               $  315,287   $  315,287
Due to Timagami Financial Services, a company
    controlled by a director and officer                2,000        2,000
Debenture due to shareholders                         100,000      100,000
                                                   $  417,287   $  417,287

Due to a shareholder

With respect to the amount due to a shareholder, the amount has arisen primarily as a result of the recognition of amounts subject to reimbursement to the shareholder for expenses incurred on behalf of the Company. These amounts are to be reimbursed only if external financing amounting to $5,000,000 (U.S.) has been raised by the shareholder (see Note 10).

Due to Timagami Financial Services

This advance is unsecured and bore interest at 12% per annum only to December 31, 1998. Unpaid interest is accrued to December 31, 1998, totalling approximately $12,400 and is included in payables and accruals. $35,204 was repaid in the year 2000 by issuance of the Company's capital stock. (Please also see Note 7.) The balance is shown as a long-term liability as there are no specific terms or repayment and the holder of the debt has indicated that this amount will not be requested for repayment prior to July 7, 2003.

Debenture due to shareholders

The debenture due to shareholders is secured and bears interest at 12% per annum. Unpaid interest, accrued to December 31, 2001, totalling approximately

Astris Energi Inc.
Notes to Consolidated Financial Statements
(Canadian dollars)
December 31, 2001 and 2000

5.  Advances from Related Parties (cont'd.)

$34,700, is included in payables and accruals. Although the Company is in technical default of its debenture agreement as a result of the interest payments being in arrears, there are no specific terms of repayment and the debenture holders have indicated that they will not demand repayment until after July 7, 2003. Accordingly, the amount payable under the debenture has been classified as a long-term liability. The debenture is collateralized by a fixed and floating charge on all of the assets and business of Astris Inc.

Payables and accruals

The Company has a 30% ownership interest in Astris S.R.O., a Czech company, in which the remaining 70% is owned by a company owned by a shareholder of the Company (Macnor Inc.). The Company's 30% interest in losses of Astris S.R.O. has been applied to its investment. This investment is accounted for on the equity basis. As the Company's share of losses is in excess of the original investment, the investment has been written off to nil in a prior year. The balance owing to Astris S.R.O. at December 31, 2001 is $ 7,485 (2000: $ Nil).

In addition, payables include the following amounts:
for consulting fees
     $ Nil owing to Crawford Associates, owned by a shareholder(2000-$10,450); $20,420 owing to Macnor Inc., owned by a shareholder (2000 - $36,000);
     $ 2,500 owing to a shareholder (2000 - $ Nil); for accrued interest $10,574; $18,905; $5,243 owing to each of the three shareholders holding the debenture payable (2000 - $5,114; $7,798; $2,543).

During 2001, the following amounts were expensed as consulting fees to shareholders and other related parties:

         Macnor Inc.             $120,000 (2000 - $ 90,000)
         G. Crawford             $ Nil (2000 - $ 10,450)
         G. Emerson              $35,000 (2000 - $ 72,500)

During 2001, the following amounts were expensed as interest to shareholders:

         J. Nor                  $  5,460 (2000 - $5,114)
         D. Blenkarn             $ 11,107(2000 - $7,798)
         G. Crawford             $  2,700 (2000 - $2,543)

During a previous year the Company signed an agreement with a company owned by one of the shareholders (Macnor Inc.) under which Macnor would open a website for Astris and market some of Astris' products. Astris will receive 5% of any

Astris Energi Inc.
Notes to Consolidated Financial Statements
(Canadian dollars)
December 31, 2000 and 1999

5.  Advances from Related Parties (cont'd.)

recorded sales. Such sales occurred in the year ended December 31, 2001 in the amount of $1,201 (2000: $431) and, accordingly, have been included in the Company's accounts.

6.  Income Taxes

The Company has tax loss carryforwards of approximately $2,647,000. If unused, the tax losses will expire as follows:

                   2008          $  594,000
                   2007          $   35,000
                   2006          $   61,000
                   2004          $   34,000
                   2003          $1,856,000
                   2002          $   67,000

The potential income tax benefit arising from loss carryforwards has not been reflected in these consolidated financial statements. The Company will determine its income tax on the liability method when it is in a taxable position.

During 2001 and 2000, the Company received or received notification of investment tax credit refunds of $ Nil and $61,000, respectively, which are netted against subcontract expense.

7.  Share Capital

Share capital consists of the following:
         Authorized:  60,000,000 common shares
                      10,000,000 preferred shares

Issued and Outstanding:                             Common Shares
                                                    #            $
                                               ----------    ---------
Issued as at December 31, 1998                 10,188,556    1,049,301
To be issued as at December 31, 1998              455,000       37,375
                                               10,643,556    1,086,676

Issued in 1999                                        Nil          Nil

Issued in 2000                                  1,494,228      348,622

Balance as at December 31, 2000                12,137,784    1,435,298

Astris Energi Inc.
Notes to Consolidated Financial Statements
(Canadian dollars)
December 31, 2001 and 2000

7.  Share Capital (cont'd.)

Issued in 2001:
  -  in exchange for consulting fees from
    non-related parties                           182,300       99,672

  -  in exchange for consulting fees and
    expenses from related parties                 341,885      208,050

  -  issued for cash on exercise of options       325,000      121,206

  -  issued for cash                              353,250      195,000
                                                1,202,435      623,928

Balance as at December 31, 2001                13,340,219    2,059,226

No preferred shares have been issued.

At December 31, 2001, the Company had issued capital stock comprising 12,885,219 common shares (2000: 11,682,784 common shares). However, 455,000 common shares are to be issued to shareholders of a predecessor company.
These shareholders will be issued common shares in the Company if and when they present their share certificates in the predecessor company to the registrar.

The loss per share calculations were based on a weighted average of 12,638,160 issued and outstanding common shares for 2001 and 11,446,010 issued and outstanding common shares for 2000.

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

On December 31, 2000, options to purchase 675,000 common shares were granted under the plan to employees at prices ranging from $0.25 (Canadian) to $0.50 (U.S.) and expiring in March and August, 2005.

Astris Energi Inc.
Notes to Consolidated Financial Statements
(Canadian dollars)
December 31, 2001 and 2000

7.  Share Capital (cont'd.)

On April 16, 2001, options to purchase the remaining 325,000 common shares were granted under the plan to directors and consultants at a price of $0.50 (U.S.), expiring on March 5, 2005.

Pursuant to a subscription agreement dated September 21, 2001, with a Canadian controlled private corporation (the "subscriber"), the Company issued as a private placement, 250,000 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $100,000(U.S.). Each common share purchase warrant is exercisable up to September 20, 2004, at $0.50 (U.S.) per share. The Company agreed with the subscriber to allocate to it 275,000 common share purchase warrants in this subscription agreement.

On September 25, 2001, the Board of Directors passed a resolution authorizing a new stock option plan. The plan was adopted by the Company's shareholders at its annual and special meeting of shareholders held in November 2001. The
Plan consists of 1,200,000 common shares for granting to its officers, directors, employees and consultants. The exercise price shall not be less than the market price prevailing on the day prior to the date of grant and, if the market price is not available, the Board will determine a fair market value in good faith on the day preceding the date of grant. The term of the option will be determined by the Board at time of grant, but may not exceed five years.

On September 25, 2001, options to purchase 600,000 common shares were granted under this plan to two employees at a price of $0.24 (U.S.) per share, expiring in September, 2006. Both grants are conditional upon the employees achieving their respective targets in areas of technology and finance.

In accordance with the terms of an agreement, dated November 29, 2001, with a business development consultant (a corporation domiciled in California, U.S.A.), the Company has granted to the consultant, as compensation, an option to purchase 125,000 common shares at a price of $0.50 (U.S.) per share, expiring on October 31, 2006.

As at December 31, 2001, the Company has 475,000 shares under the options plan to be allocated.

8.  Consolidated Statements of Cash Flows

The net change in non-cash operating working capital balances consists of the following:







Astris Energi Inc.
Notes to Consolidated Financial Statements
(Canadian dollars)
December 31, 2001 and 2000

8.  Consolidated Statements of Cash Flows (cont.)

                                                     2001          2000
                                                  ----------    ----------
Decrease (increase) in receivables                $  11,129     $  (5,882)
Decrease (increase) in prepaid expenses              33,646       (34,696)
Increase in investment tax credits refundable        61,000       (61,000)
Increase in deferred costs                          (58,515)      (64,303)
Increase in payables and accruals                  (132,617)      116,857
Decrease in Goods and Services Tax payable           (1,432)      (18,337)
                                                   --------      --------
                                                  $ (86,789)    $ (67,361)

9.  Deferred Costs

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

Such costs accumulated to December 31, 2001, amounted to $122,818 (2000:
$64,303).

To date, there have been no sales of the Company's capital stock in that regard.

10.  Contingency

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

Subsequently, in February 2001, the shareholder mentioned above had given notice to the Company of his intention to increase his claim by $1,627,301 to cover additional expenses he allegedly incurred on behalf of the Company. The Company believes that this additional claim is frivolous and without merit.



