Form 20-F
ASTRIS ENERGI INC
filed 2003-06-27
CIK 1022518

                                 UNITED STATES                                                         SECURITIES AND EXCHANGE COMMISSION                                                   WASHINGTON, D.C. 20549

                                   FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

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

                            17,633,030 COMMON SHARES

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

                        Yes [_]             No [_]

                               TABLE OF CONTENTS

Part I

   Item 1. Identity of Directors, Senior Management and Advisers

   Item 2. Offer Statistics and Expected Timetable

   Item 3. Key Information

   Item 4. Information on the Company

   Item 5. Operating and Financial Review and Prospects

   Item 6. Directors, Senior Management and Employees

   Item 7. Major Shareholders, Related Party Transactions and Non-Related Party Common Stock Transactions

   Item 8. Financial Information

   Item 9. The Offer and Listing

   Item 10. Additional Information

   Item 11. Quantitative and Qualitative Disclosures About Market Risk

   Item 12. Description of Securities Other than Equity Securities

Part II

   Item 13. Defaults, Dividend Arrearages and Delinquencies

   Item 14. Material Modifications to the Rights of Security Holders

            and Use of Proceeds

   Item 15. [Reserved.]

   Item 16. [Reserved.]

Part III

   Item 17. Financial Statements

   Item 18. Financial Statements

   Item 19. Exhibits

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

-----------------------------------------------------------------------------

                  As at        As at        As at        As at        As at

               December 31, December 31, December 31, December 31, December 31,

                  2002         2001         2000         1999         1998

-----------------------------------------------------------------------------

                                                       RESTATED

Revenue        $146,874      $26,787      $22,824      $21,919        $6,052

-----------------------------------------------------------------------------

Net Loss from

Continuing

Operations     (537,300)    (632,073)    (412,228)     (40,666)     (138,650)

-----------------------------------------------------------------------------

Net Loss       (660,118)    (593,984)     (35,580)     (40,666)     (138,650)

-----------------------------------------------------------------------------

Net Loss per

Share             (.046)       (.047)       (.003)       (.004)        (.013)

-----------------------------------------------------------------------------

Total Assets    663,724      177,600      281,705      147,662       165,379

-----------------------------------------------------------------------------

Long Term

Obligations     423,687      417,287      417,287      452,491       452,491

-----------------------------------------------------------------------------

Capital

Stock         3,062,114    2,059,226    1,435,298    1,086,676     1,086,676

-----------------------------------------------------------------------------

Average

Number of

Shares       14,480,284   12,638,160   11,446,010   10,643,556    10,188,556

-----------------------------------------------------------------------------

Cash                 -             -            -            -             -

Dividends

-----------------------------------------------------------------------------

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

                             Year ended December 31,

      ----------------------------------------------------------------------

                            2002      2001      2000       1999       1998

      ----------------------------------------------------------------------

      End of Period          .63      .63       .67        .68        .68

      ----------------------------------------------------------------------

      Average for Period     .63      .65       .67        .66        .71

      ----------------------------------------------------------------------

      High for Period        .65      .67       .70        .69        .73

      ----------------------------------------------------------------------

      Low for Period         .63      .63       .64        .63        .68

      ----------------------------------------------------------------------

     The following table sets out the range of high and low exchange rates,

for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2002 and 2003.  The exchange rates used are the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York.

                  -------------------------------------------------

                           Month              High         Low

                  -------------------------------------------------

                  December 2002                .65         .63

                  -------------------------------------------------

                  January 2003                 .66         .63

                  -------------------------------------------------

                  February 2003                .67         .65

                  -------------------------------------------------

                  March 2003                   .68         .67

                  -------------------------------------------------

April 2003                   .70         .67                                     -------------------------------------------------

                  May 2003                     .74         .70

                  -------------------------------------------------

                  June 2003                    .75         .73

                  -------------------------------------------------

     The exchange rate on December 31, 2002 for the conversion of United States dollars into Canadian dollars was $1.58 (CDN$1.00 = US$.63). As of June 4, 2003 the noon rate of exchange for the conversion of United States dollars into Canadian dollars was $1.36 (CDN$1.00 = US$.74).  The exchange rates used are the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York.

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

     HISTORY OF LOSSES SINCE INCEPTION, EXPECTATION OF LOSSES IN THE IMMEDIATE FUTURE, AND POSSIBILITY THAT THE COMPANY MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY. The Company has incurred net losses each year since inception. The accumulated deficit of the Company was CDN$3,242,557 as of December 31, 2002. It expects to continue to incur net losses at least through fiscal year 2003, and these losses may be substantial. To implement the current business strategy, the Company will have to incur a high level of fixed operating expenses and will continue to incur considerable research and development expenses and capital expenditures. Accordingly, if additional capital, revenues and positive cash flows cannot be generated, to which no assurance can be given, the Company will not achieve profitability. Even if profitability is achieved, it may not be sustained or increased on a quarterly or annual basis.

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

     ABILITY TO OBTAIN ADDITIONAL CAPITAL, THEREBY RESULTING IN CURTAILMENT OR CESSATION OF OPERATIONS. At December 31, 2002, the Company had working capital of CDN$230,283. The ability of the Company to realize its objectives depends in large part upon obtaining additional capital. The Company has a present need for capital in connection with its fuel cell development activities and transition to commercial operations. The Company believes that it will require up to US$10 million over the next three to five years to establish manufacturing facility for the production of the various models of fuel cells developed by the Company.  There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, not substantially dilutive to shareholders, or at all. If adequate funds are not available, the Company would have to scale back its operations, including its product development, manufacturing and marketing activities, all of which could lead ultimately to cessation of operations.

     LACK OF EXPERIENCE IN MANUFACTURING AND MARKETING PRODUCTS. To date, the Company has derived revenues principally from sales of prototypes or small ancillary products, contract research and government grants. Sales have been limited to demonstration products and prototype models. The Company's prototypes are pre-commercial production products assembled on a one-off basis, by hand. The Company is not yet adequately financed to produce commercial products. The Company has not produced any prototypes on an automated basis and has not designed an automated assembly facility. In addition, the Company still has not been able to determine whether or not its prototypes can be assembled through automation or if there is a sufficient level of product acceptance for the Company to sell fuel cells in sufficient volume to become profitable.

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

The Company's business plan contemplates significant growth in sales and personnel which may place a strain upon its current management systems and resources, as well as its ability to obtain capital. As of June 2003, the

Company had fewer than 9 employees. The Company's business plan and anticipated product sales will require the Company to hire, train and manage additional employees and to establish or contract for production capacity. If the Company is unable to hire the skilled employees it needs or to establish its production capacity in a timely manner, it might be unable to fulfill orders for its products or meet its business plans. There can be no assurance that the Company will be able to effectively manage its anticipated growth.

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

     POSSIBLE LIABILITY FOR INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF

OTHERS AND DIFFICULTIES IN PROTECTING THE COMPANY'S INTELLECTUAL PROPERTY.

Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products and product designs, or to obtain and use information that the Company regards as proprietary. If required, policing unauthorized use of the Company's proprietary technology may be difficult, time-consuming and costly. In addition, the laws of certain countries in which the Company's products may be sold or licensed do not protect its products and related intellectual property rights to the same extent as the laws of Canada or the United States. The Company does not believe that any of its products infringe the proprietary rights of any third parties.  From time to time, however, third parties may contest the Company's rights to use its intellectual property. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company.

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

     RISKS INHERENT IN INTERNATIONAL OPERATIONS INCLUDING CURRENCY EXCHANGE RATE FLUCTUATIONS AND TARIFF REGULATIONS. A substantial portion of the Company's revenues is expected to be realized in currencies other than Canadian dollars. The Company's operating expenses are primarily paid in Canadian dollars. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company's results of operations. In particular, the Company may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar and the Czech Republic koruna. In addition, the Company does not intend to enter into any hedging or other similar agreements or arrangements to protect it against any of these currency risks. The Company may also be subject to tariff regulations and requirements for export licenses, particularly with respect to certain technologies, unexpected changes in regulatory requirements, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

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

     VOLATILE AND LIMITED MARKET FOR THE COMPANY'S COMMON SHARES. The Company's Common Shares are not actively traded.  The Company's Common Shares began trading on the O.T.C. On June 20, 2001.  The Common Shares traded in 2002 from a high of US$.93 to a low of US$0.13 per share. The Common Shares are not presently publicly traded in Canada. There can be no assurance given that trading activity will increase investor recognition.

     APPLICATION OF THE SEC PENNY STOCK REGULATIONS AND RESTRICTIONS. The

Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than US$5.00 per share.  This is subject to certain exemptions based upon minimum assets or revenues. As of June 6, 2003, the closing bid and asked prices for the Common Shares were US$.48 and US$.61 per share. As a Penny Stock, the Company's Common Shares may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Penny Stock Rule. This Rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally defined as individuals with a net worth in excess of US$1,000,000 or annual incomes exceeding US$200,000, or combined annual income with spouse of US$300,000).  For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

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

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

     Astris Energi Inc. ("AEI" or the "Company") was incorporated as Kayty

Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the

Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. ("WLD") and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities. In February 1996, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of CDN$0.05 per warrant.  Additionally in June 1995 the Company changed its name to Astris Energi Inc. The purpose of the acquisition was for the Company to obtain a potentially promising business activity, and Astris Inc. was seeking to be part of a public company to facilitate raising working capital to further the development of its fuel cell research.  AEI began trading on the OTC.BB under the trading symbol ASRNF on June 20, 2001.

     The Company's principal business office is located at 2175 Dunwin Drive,

Unit 6, Mississauga, Ontario, Canada L5L 1X2 and its telephone number is (905)608-2000. The Company's e-mail address is mail@astrisfuelcell.com. The Company maintains a website at astrisfuelcell.com. The Company is not incorporating, by reference in this Form 20-F, the information on its website.

B. BUSINESS OVERVIEW.

THE COMPANY'S PURPOSE

     The Company's mission is to develop and manufacture affordable fuel cells, fuel cell power generators, and related small products for industrial, commercial, educational, scientific, transportation and similar applications. The Company intends to penetrate existing portable and other small generator markets with quiet, odorless, non-polluting and highly efficient fuel cell generators, which can compete both technically and economically with traditional energy sources.

DESCRIPTION OF THE COMPANY'S BUSINESS ACTIVITIES

     Astris Energi Inc. is a Canadian (Mississauga, Ontario) company that since 1983 has been pioneering the development of alkaline fuel cell electric generators and now has three such power systems fully tested and ready for commercialization. While most fuel cell companies are aiming for the eventual car-truck-bus market or large utility type generating stations, Astris has specialized, almost alone, in one-to-ten kilowatt systems which have tremendous global market potential. The company also anticipates linking modules together in larger units for broader applications.

     Since 1995, the Company has been engaged in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. Specifically, the Company's main focus has been to develop and market a one kilowatt alkaline fuel cell ("AFC") system which could be used to power golf cars and similar small vehicles. In March 2001, the Company completed an operating golf car powered by an AFC fuel cell system.

    The company's development and manufacturing affiliate in the Czech Republic completed and delivered:

     A 1-kilowatt portable system for extensive testing by the Czech military

     A 1-kilowatt fuel cell engine capable of powering golf cars, in-plant delivery vehicles and other small vehicles, airport ramps and retirement communities.

     A 4-kilowatt power unit capable of providing electricity, heat and hot water for individual homes, motor homes and boats

     The company is now demonstrating the world's first fuel cell-powered golf car.  To realize the full potential of these markets, Astris intends to partner with or license major manufacturers in each field and initial negotiations have already begun.

     In addition, assuming success with the one to four kilowatt fuel cell projects, in the future the Company will also seek to develop and market AFC systems up to ten or more kilowatts for other uses, such as powering small vehicles, power supplies in individual homes and emergency, uninterruptible power supplies for hospital emergency rooms and computers.

     The past two years have yielded exceptional progress for Astris and worldwide leadership in alkaline fuel cell technology. With prospects currently in view, Astris has three separate field-tested systems ready to "go commercial".

DESCRIPTION OF FUEL CELLS

     Fuel cells are electrochemical devices, similar in certain respects to batteries that supply electricity for a wide variety of `off-grid' requirements, presently served by gasoline and diesel generators. Fuel cells generate electricity in an efficient and clean manner from the electrochemical reaction of hydrogen and oxygen. Hydrogen is typically derived from conventional fuels such as natural gas or propane, while oxygen is drawn from the air. Fuel cells enable chemical energy of fuels to be converted directly into electricity, thereby avoiding the fundamental loss of efficiency and emission of pollutants associated with the combustion process. The fuel cell is a potential substituted for both mobile and stationary applications currently using a generator or gasoline powered engine today. Examples of these applications included all kinds of vehicles, home energy requirements, commercial buildings, remote sites and situations requiring electricity that are not connected to distributed power supplies.

     Fuels cells are designed to be environmentally cleaner and more cost-effective than power generation sources using fossil fuels. Fuel cells produce little sound and only water as a waste product. These benefits offer great advantages over gasoline generators, as such generators are often responsible for producing large amounts of air and noise pollution. In addition, fuel cells are nominally at least two times more energy efficient than current gasoline generators.

     There are currently five basic types of fuel cell technologies: Alkaline

("AFCs"), Proton Exchange Membrane ("PEMFCs"), Phosporic Acid ("PAFCs"), Molten Carbonate ("MCFCs"), and Solid Oxide ("SOFCs"). In addition to AFCs, the other fuel cell systems are generally all considered to have viable commercial applications.  PAFCs, MCFCs and SOFCs are not considered competitors of the two smaller fuel cell types, namely AFCs and PEMs. The Company believes that AFCs and PEMFCs are the only fuel cells that currently have relevance for relatively small power applications, which are either stationary or portable.  This premise is based on the fact that AFCs and PEMFCs operate at ambient temperatures (0 to 100 degrees Celsius) and deliver kilowatts which are more suited to meet the needs of small, off-grid applications.

     The largest issue hindering fuel cell production today is that fuel cells are still relatively expensive to produce. One key reason for the high cost of manufacturing fuel cells is that the low volume of production does not allow for economies of scale. As demand for fuel cells increases and research and development continues, the cost of manufacturing should be reduced to make alkaline fuel cells more competitive with traditional energy sources.

     In addition, while fuel cells can produce energy more efficiently and are environmentally cleaner than traditional sources of power, other energy sources are more entrenched in the world economy. For instance, all golf cars currently being manufactured are designed to be powered from batteries or internal combustion engines. In order for fuel cells to be used in such products, manufacturers must adjust their current designs to be compatible with the fuel cell design.

     However, due to new government pollution regulations, increased energy costs and a growing demand for "off-grid" power supplies, demand for fuel cells is increasing. As fuel cells become better known to the public and more cost competitive with other energy sources, this demand will increase.

AFCs vs. PEMFCs

     Astris engineers have been engaged in development of alkaline fuel cells since 1983, deciding early that this concept had both technical and economic advantages over the PEMFC technology that was being pursued by most U.S. companies in the field. Both NASA and the Russian space program had chosen AFCs over PEMFCs to provide electricity, heat and pure water for all manned space vehicles.  This certainly supported the Astris' choice as a credible option. Additionally, developers in nearly all foreign countries have pursued alkaline technology.

     Originally, critics said only governments with deep pockets could afford AFCs, that they could never be "brought down to earth" and be commercially competitive. Astris has proved that view completely wrong. In fact, AFCs are inherently more economical to produce and operate than PEMFCs. AFCs also provide the highest electrochemical conversion efficiency.  The advantage of instant start, wide temperature range, even sub-freezing has been discussed above.  Broad range of low-cost electrocatalysts (not platinum that PEMFCs require) can be built from inexpensive materials - plastics, carbon, base metals and metal oxides, etc. AFCs allow for easier heat and water management as well.

ASTRIS FUEL CELL SYSTEM

     Fuel cells are like batteries that never run down. They generate electric power in a chemical reaction between hydrogen gas and oxygen from the air. They are odourless, noiseless, have no moving parts to fail or wear out and produce no polluting emissions - their only by-product is pure water. The fuel cells designed and built by the Company are AFCs. While both AFC and PEMFC fuel cells have potential environmental and efficiency advantages over traditional power sources, the Company believes that AFCs can be manufactured less expensively, operated more efficiently and are more practical in small-scale applications.

ONE-KILOWATT ENGINES

     The company first demonstrated the one-kilowatt commercial version in May 2001 - the fuel cell replaces either the gasoline engine, eliminating noise and fumes, or the multiple batteries in an electric cars, eliminating the long and expensive recharging. Furthermore, fuel cell power extends the range of electric vehicles (NEVs) from the prevailing one hour and 30 miles to 8 hours and more than 250 miles. The fuel cell needs only air and a bottle of compressed hydrogen gas, which can be refilled in less than a minute. Pure hydrogen is a common industrial gas and is widely available - just fill several bottles at a time to keep the fleet running without interruption.

     The same advantages apply for use of fuel cells to power a wide variety of small vehicles. All feature compact size, no polluting effluents and no noise - just smooth, steady power.

FOUR-KILOWATT SYSTEMS

     Earlier Astris' Czech affiliate, Astris s.r.o., completed and delivered its first four kilowatt fuel cell generator to a government agency in the Czech Republic for extensive testing. It is designed to supply electricity, heat and hot water for individual homes or similar structures. Discussions have been held with several gas utility companies interested in pursuing a program for installation of such systems in homes with the cost included in the resident's monthly gas bill.

     A similar version of this unit appears to be ideal to replace generators in RV vehicles, since it would be quiet, emit no fumes and eliminate the gallon of gas per hour present generators consume. There are 3.5 million motor homes in the U.S. alone and a joint venture is planned to address the potential of this significant niche market.

     Yachts and boats comprise another huge prospective market where the fuel cell's benefits would be especially valuable, providing the same potential benefits as for the RV market.

PORTABLE FUEL CELL SYSTEM

     Also completed and delivered recently was the Company's first portable fuel cell generator. This portable, fully functional fuel cell power source was originally developed for the Czech Ministry of National Defense. It has many possible applications wherever a small amount of power is needed from a utility grid.

     This alkaline system will start and operate at temperatures under 0 degrees centigrade. This ability to work in extreme temperatures is one of several advantages alkaline fuel cells (AFC) have over the competing polymer electrolyte membrane (PEM) fuel cells being developed by others.

FACILITIES

     The Company's headquarters are located at 2175 Dunwin Drive, Mississauga, Ontario, Canada. That facility houses management, administrative and marketing activities, as well as system development, assembly and testing of fuel cell systems.  Components are currently fabricated in the plant and laboratory of the Company’s Czech affiliate, Astris s.r.o. located in Benesov, Czech Republic.  Research and development activities are conducted in both locations.

ALKALINE FUEL CELLS

     An AFC system is an assembly comprised of fuel cell "stack(s)", which generate electricity, together with ancillary components.  In an integrated assembly, these “stack(s)” constitute a complete, operating fuel cell system.

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

THE COMPANY'S PRODUCTS

     The Company presently offers commercial products ranging from demonstration and educational fuel cells and accessories, to scientific products such as electrochemical test cells, to associated electronic and computer based test equipment. This test equipment is useful in research and development and the testing of electrodes, fuel cells and batteries, and sub-kilowatt fuel cells and stacks.

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

     The Company has developed a one kilowatt AFC system to power a golf car. The Company believes that this project is the first stage toward the commercialization of its AFC technology for larger systems, capable of powering forklifts, yachts and motor homes.

     The Company is primarily targeting markets in North America and Europe for the sale of small stationary and mobile applications including light vehicles and emergency power supplies.

     The Company is also developing a new, larger proprietary alkaline fuel cell stack, the POWERSTACK MC250 that could be used for fuel cell systems larger than five kilowatts or more for use in small vehicles such as forklifts. The Company anticipates that such a fuel cell will be ready for commercial application within the next one to five years.

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

     Astris s.r.o. has been engaged in fuel cell research and development since 1992. Its current research and development efforts are primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells.  These research and development efforts have also been focused on reduction of production costs, improving product quality and consistency, and on identifying new features and innovations for future product development. Expenditures on research and development at Astris s.r.o. were approximately CDN$285,710 for 2002. For the year ended December 31, 2002, the Company expended a total of approximately CDN$417,000 on research and development. The research and development budget for 2003 is contingent upon the Company's ability to raise capital.

    Since "going public" in Canada in December 1995, the Company's research and development activities have been performed both at the Mississauga, Ontario headquarters and at the Astris s.r.o. facility in the Czech Republic. Of the research and development completed in Canada during 2002 and 2001, the Company received or received notification of investment tax credit refunds of $246,613 and $ Nil, respectively.

     The Company's projected research and development budget for 2003 is US$1 million subject to financing. Such amount will be used to continue development and production of the MC250 fuel cell power module. If less than US$1 million is obtained from financing, the Company will reduce its research and development budget and the development and production of the fuel cell power module will continue, albeit at a slower pace. If no adequate funding is secured, the research and development of the Company's fuel cell products will have to be deferred until such financing is in place.

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

     The Company has unregistered trademarks on some of its products, including LABCELL 50, LABCELL 200, QUICKELL QC200, POWERSTACK and TESTMASTER.

SMALL FUEL CELLS AND RELATED PRODUCTS

     In addition to developing fuel cells, the Company presently sells by mail order small fuel cells, test cells and electronic test equipment. These products were initially developed by Mr. Nor for use in the development of the Astris fuel cell technology. They are described briefly, as follows:

     LABCELL50 is a 50 square centimeter, small alkaline fuel cell for laboratory demonstration and experimentation which produces 1.5 to 6 volts.

     LABCELL200 is a 200 square centimeter, medium size alkaline fuel cell for laboratory experimentation and small power applications which produces .75 to 12 volts.

     QUICKCELLQC200 is an electrochemical test cell designed for the testing of gas diffusion or solid electrodes in a controlled laboratory environment for fuel cell and battery research, development and quality control.

     MODEL TL4 TEST LOAD is a monitor for fuel cells and batteries with a built-in microprocessor. It functions to briefly interrupt the current and take resistance-free cell readings up to 20 volts.

     TESTMASTER is a powerful, integrated software package designed for testing fuel cells and batteries. TESTMASTER performs all the tasks required for short-tern or long-term testing of fuel cells or batteries,

monitoring, control, data collection and storage, and graphical data representation.

     POWERSTACK MC250. In September 2002, the Company completed the first prototype fuel cells for commercial power generators in portable, stationary and vehicular applications. The completion of the prototype molds for the advanced POWERSTACK MC250 marked a major milestone in development. The MC250 was developed using the alkaline technology, which is more efficient, starts instantly, operates over a wide temperature range and is less expensive than the Proton Exchange Membrane technology. The initial testing of the MC250 took place in October 2002, subsequent to the quarter ended. Interim test results were 35 percent beyond the design projection. Extensive test protocol will be conducted through 2003. The power generator is nearly twice as powerful as the Company's LABCELL, yet lower in weight. This is the first Astris model that will enter, when in pilot production, the varied global commercial fuel cell markets.

     E7. Another advanced fuel cell system, the E7 fuel cell generator, is being developed by the Company's Czech Republic subsidiary in a joint project partially funded by the Czech Ministry of Industry and Trade.

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

MARKETING

     The Company has a limited production capacity for its demonstration and scientific products. While direct sales efforts will continue through the Internet, Astris' principal strategy is to form joint ventures with leading manufacturers of the products that can use fuel cell power.  Manufacturers in the golf car, NEV and/or recreational vehicle industries are believed to be a primary market.  As an alternative, the Company is also considering licensing such manufacturers to both produce and market the Astris power sources on an O.E.M. basis, with Astris collecting both license fees and royalties based on sales.

     Such established industry specific companies already have manufacturing facilities and marketing organizations in place and provide an intimate knowledge of their respective markets. These types of strategic business relationships will allow Astris to continue specializing in its business expertise, which is the development of new products for the burgeoning international fuel cell field.

     The Company's small products have been sold by mail order over an

Internet website created for the Company by Macnor Corp. Macnor Corp. pays the Company a fee of five percent (5%) of the sales price. See Item 7 "Major Shareholders and Related Party Transactions" of this Report. Subsequent to the 2002 year end, this agreement has been terminated as of May 31, 2003 and the Company will maintain its website and consummate the sales directly.

     In October 2000, the Company entered into an agreement with

FuelCellStore.com, Inc. for the inclusion of the Company's products on the

FuelCellStore.com internet website on a non-exclusive basis for sales anywhere in the world. FuelCellStore.com, Inc. receives a ten percent (10%) commission based upon sales of the Company's products over its internet website.

     Currently, the Company's fuel cell products are shipped to the customer from Canada. Earlier shipments were from both the Czech Republic and Canada. It is expected that the future customers of the Company's fuel cell systems will be manufacturers of all types of products which will be adapted to utilize the Company's fuel cell technology. The Company expects such fuel cell systems will be shipped directly from its facilities to such manufacturers or through a network of distributors and agents to such manufacturers.

RAW MATERIALS AND SUPPLIES

     The principal raw materials that the Company uses are common and widely available from numerous suppliers. The Company's principal materials are largely various plastics, carbons, metals and their compounds and conventional components, which are all relatively inexpensive to obtain and which currently do not present supply problems.

COMPETITION

     Fuel cells are a competitive business. Competition arises from other fuel cell companies and from entities engaged in offering other more conventional energy services. The Company competes with companies that are developing all types of fuel cells. While there are currently five basic types of fuel cell technologies (see "Description of Fuel Cells" above), the Company believes that AFCs and PEMFCs are the only fuel cells that are presently of competitive relevance for the relatively small power, stationary and portable applications that the Company intends to focus upon. This is because AFCs and PEMFCs operate at ambient temperatures (above 0 degrees Celsius to 100 degrees Celsius) and deliver kilowatts, which are more suited to meet the needs of small, off-grid applications. The Company constructs only AFCs. While both AFC and PEM fuel cells have potential environmental and efficiency advantages over traditional power sources, the Company believes that AFCs can be manufactured less expensively, more efficiently and more practically than PEMFCs in small-scale applications.

     The Company has always believed that its main competitor is Ballard Power Systems ("Ballard"), located in Vancouver, Canada, which concentrates on PEMFCs. Ballard enjoys the most high-profile status of any fuel cell developer in the world today. Because of its market status, any developer of AFC or PEMFC technology must compete directly or indirectly with Ballard.  Ballard appears committed, for the foreseeable future, to developing fuel cells for use in buses and private automobiles.  The Company is focusing instead on fuel cells for light vehicles, such as golf cars and retirement vehicles.  However, there are no barriers to Ballard, or any other known or unknown competitor of the Company, entering the market covering lightweight vehicles.

     Astris has essentially no competition in any application area using alkaline fuel cells where its under-10 kilowatt power systems are targeted. In addition to mobile applications, the Company is also focusing on the potential market in stationary applications of small-capacity fuel cells, as are other fuel cell companies. There are several competitors in this market.

     Apart from specific market competition, the Company believes that AFCs have inherent advantages over PEMFCs, regardless of specific applications. AFCs use potassium hydroxide electrolyte, a chemically basic substance, while PEMFCs are chemically acidic, requiring platinum as a catalyst. They also use an expensive membrane as an electrolyte. In addition, AFCs have been scientifically proven to be 10% more energy-efficient than PEMFCs and offer a higher electricity yield from a given quantity of fuel. That is to say, while PEMFCs might be 40-50% efficient, AFCs are 50-60% efficient. This provides a significant advantage in terms of raw energy consumption and cost savings. In addition, AFCs are able to start instantly, without warm-up, and operate at low temperatures, even below freezing, to minus 30-40 degrees Celsius. PEMFCs can only operate above freezing from 0 degrees Celsius to 100 degrees Celsius.

LEGAL PROCEEDINGS

     On November 10, 1999, E. Roy Birkett, a former director and officer of the Company, instituted an action against the Company in the Superior Court of Justice (Ontario) (File No. 99-CV-179868) seeking recovery of Cdn $315,000 he had advanced on behalf of the Company. Mr. Birkett was President of the Company in 1995 when it acquired Astris Inc. Included in a March 1995 Letter of Intent for the acquisition of Astris Inc. was the binding obligation of Mr. Birkett and the other then principals of the Company to advance funds to keep AEI operating until such time as they had raised or arranged a financing for the Company of a minimum of US$5,000,000. Such financing was never obtained. Mr. Birkett originally sought actual damages in excess of Cdn $315,000, plus costs.

     In February 2001, Mr. Birkett's counsel requested the Company to consent to an expansion of Mr. Birkett's initial claim to Cdn $1,942,301, in order to cover additional expenses he allegedly incurred on behalf of the Company in 1995 with regards to the proposed financing. The Company has chosen not to oppose this request as Canadian civil procedure allows permissive amendments to pleadings up until judgment. The pretrial hearing was held on July 12, 2002, before an independent judge in the Ontario Court.

     The trial date was scheduled for October 7, 2002. Subsequent to quarter ended September 30, 2002, the lawsuit was dismissed by the Superior Court of Justice of Ontario. The Company was completely successful in its defense and the entire claim was dismissed.

On December 18, 2002, the court ordered Mr. Birkett to pay $81,000 to the Company as partial indemnity for the legal costs it incurred in its successful defence.  Mr. Birkett has appealed to the Ontario Court of Appeal from the judgment dismissing his claim.  As yet no date has been set for the hearing of his appeal.

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

The Company knows that its products must comply, where applicable, with the existing rules and regulations for electrical and electronic products, and is prepared to meet such requirements.

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

D.  PROPERTY, PLANTS AND EQUIPMENT.

     AEI has leased an 3,750 square foot industrial unit located at 2175 Dunwin Drive, Mississauga, Ontario, Canada for a period of three years ending October 31, 2003, with an option to renew for an additional three years.

     Astris s.r.o. has leased premises in Benesov, Czech Republic. These facilities include about 325 sq. ft. of office space and about 1,100 sq. ft. of laboratory space with a chemistry lab, electrode lab, test lab, mechanical shop and assembly room. The lease is open-ended, requiring a notice of three months to terminate, and an annual review for cost adjustment.

In May 2003, Astris s.r.o. purchased an industrial building in the town of Vlasim (near Benesov) with approximately 8,000 square feet of manufacturing and office space on two floors.  The building is situated on a 1.5 acre lot, allowing for future expansion, if necessary.

     The Company believes that the present premises are suitable for its present requirements.

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

     In 1998, the Company obtained limited funds, which it used to recommence research and development activities in Canada and to market certain ancillary products. As noted under “Liquidity and Capital Resources” herein, the future of the Company is dependent upon its ability to raise additional capital to fund the commencement of the commercialization of products based upon the Company’s fuel cell technology. Management is of the opinion that the Company should continue to exist and grow, based upon encouraging results of research and development to date, recent world-wide interest in fuel cell technology and the completion of the golf car program. With the advancement of this research and development program, and the completion of the Company’s golf car program, the Company is in a better position to pursue financing in the form of private placements of its Common Shares.

A.  OPERATING RESULTS.

     The financial statements included in this report are stated in Canadian dollars.

     During the year ended December 31, 2002, a total of 3,150,225 common shares of the Company were issued.  During this fiscal year, 486,060 common shares of the Company were issued in settlement of outstanding liabilities to non-related parties of CDN$166,801, and 657,925 common shares were issued in settlement of outstanding liabilities to related parties, and 2,006,250 common shares were sold in exchange for CDN$628,631.

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

     The Company has incurred operating losses during the last three fiscal years ended December 31. The net loss for 2002 was CDN$660,118 (after a non-recurring write off of deferred costs of CDN$122,818) on revenues of CDN$146,874. The net loss for 2001 was CDN$593,984 (after a non-recurring gain of CDN$38,089 from the sale of shares of EVI held by the Company) on revenues of CDN$26,787.  The net loss for 2000 was CDN$35,580 (after a non-

recurring gain of CDN$376,648 from the sale of shares of EVI held by the Company) on revenues of CDN$22,824.

     Revenue in 2002 was CDN$146,874 and was comprised of CDN$1,582 from GST (Goods and Service Tax) compensation, CDN$12,863 from a currency exchange gain, and CDN$132,429 from the sale of literature and other related products and services regarding the Company's fuel cell business.  Revenue in 2001 was CDN$26,787 and was comprised of a CDN$10,000 royalty payment receivable from EVI, CDN$NIL from interest on the funds derived from the sale of the EVI shares, CDN$2,083 from GST (Goods and Service Tax) compensation, CDN$7,751 from a currency exchange gain, and CDN$6,953 from the sale of literature and other related products regarding the Company's fuel cell research.  Revenue in 2000 was CDN$22,824 and was comprised of a CDN$10,000 royalty payment from EVI, CDN$5,521 from interest on the funds derived from the sale of the EVI shares, CDN$1,594 from GST (Goods and Service Tax) compensation, CDN$5,525 from a currency exchange gain, and CDN$184 from the sale of literature regarding the Company's fuel sale research.

     No one customer accounted for a majority of the sales of the small fuel cells and related products. Throughout its history, the Company's expenses have varied based upon the amount of funds available to the Company.  Until the year 2000 Astris s.r.o. had been basically self-funded through the sale of ancillary products and government and technical university contracts, none of which resulted in any license fees to the Company.

     Operating expenses were approximately CDN$684,174 in 2002, CDN$658,860 in 2001, and CDN$435,052 in 2000.  Also included in operating expenses are costs associated with subcontracts. These costs were CDN$171,418 in 2002, CDN$495,736 in 2001, and CDN$180,807 in 2000, most of which was to Astris s.r.o. for performance of research services for the Company. The amount expended for subcontracts varied according to the amount of service, which was provided to the Company.

     The Company's net loss was CDN$660,118 for the year ended December 31,

2002 as compared to a net loss of CDN$593,984 for 2001.  The increased loss in 2002 can be attributed to the deferred costs write off of CDN$122,818 by the Company.

     Transfers of funds from accounts containing U.S. dollars into Canadian dollar accounts give rise to gains on U.S. exchange and, conversely, transfers of funds from accounts containing Canadian dollars into U.S. dollar accounts gives rise to losses on U.S. exchange.

B.  LIQUIDITY AND CAPITAL RESOURCES.

     The Company has been hindered by a lack of capital. Its recent source of capital has been the sale of shares of Common Stock in the Company. In the year 2002, the Company recognized proceeds of CDN$628,631 for the sale of its Common Stock.  In the first quarter of year 2001, the Company sold its remaining 102,900 shares of EVI Common Stock, resulting in net proceeds of US$65,957.  In the year 2000, the Company sold 97,100 shares of EVI Common Stock and received net proceeds of US$292,380.

    In the year 2002, there was an increase in the advances from related parties of $6,400.  In March 2001, three Directors of the Company loaned an aggregate of CDN$67,500 to the Company.  These loans were subsequently retired by the Company and the Directors in exchange for options to purchase shares of the Company's Common Stock. See "Compensation" below.

     The Company will seek further outside capital through a sale of its Common Stock in a private placement offering. The Company has been approached by interested parties that are active in arranging such financing for the fuel cell industry. The Company succeeded in 2001 in posting its Common Stock on the O.T.C. Bulletin Board in order to facilitate such a financing.

A financing agreement dated May 22, 2003 with First Energy Advisors Inc. (First Energy) states that First Energy will put forth its best efforts to raise up to US$10,000,000 in stages. Within the last six months affiliates of First Energy have invested over CDN$500,000 into the Company.

C.  JOINT VENTURE PROSPECTS

     In addition, the Company is in final negotiations to establish a strategic partnership with a manufacturer of a related product.  In February 2003, subsequent to the end of the fiscal year, the Company announced details of the proposed joint venture with CareAction Inc., a diversified company based near Montreal, Quebec.

     Astris will provide its technology under license to the new jointly owned fuel cell development and manufacturing enterprise, called Astris Transportation Systems Inc. (ATSI). CareAction will supply financing, manufacturing know-how and general management. The initial goal of ATSI is to become the first volume producer of alkaline fuel cell systems for use in transportation.

    For its contribution Astris receives (1) a 40 percent equity interest in ATSI,(2) a direct investment in the company of CDN$500,000, (3) monthly license payments totaling CDN$1,440,000 over the next three years, (4) payment of Astris' technical staff engaged in continuing research and development, and (5) a royalty on all fuel cell production based on Astris technology.  In exchange for this, CareAction acquires the leading alkaline fuel cell technology upon which it can now build a global operation in the burgeoning fuel cell industry. Of the direct investment CDN$250,000 has been paid to the Company in return for 625,000 Common Shares and 625,000 Warrants at US$0.50 per share.

     Under the terms of the agreement, Astris remains free to license its technology to, or form joint ventures with, manufacturers of products outside the transportation area, such as portable power units and systems to provide electricity, heat, air conditioning and hot water for homes and other buildings.

     The potential joint venture increases the possibility of providing the financial resources required to achieve mass production of the fuel cells developed by the Company.

D.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     See "Research and Development" in Section 4.

E.  TREND INFORMATION.

     In the year 2003, the Company will move forward with current development and work to finalize the joint venture agreement which is anticipated to lead to full production of the Company’s MC250 fuel cell generator. The Company anticipates that this developmental progress will stimulate interest in the Company, which should lead to increased market activity and rising share prices, dependent upon general market conditions. In addition, the Company will continue to seek to enter into private placements, strategic partnerships and joint ventures in order to further finance the on-going development and commercialization of its fuel cell technology. There is no assurance that the Company will be able to find or enter into any private placements, strategic partnerships or finalize the proposed joint venture, on terms acceptable to the Company or not highly dilutive to shareholders.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

     1. DIRECTORS AND SENIOR MANAGEMENT.

     The following table sets forth the name, age and office held with the Company as of June 7, 2003 and the period during which such person has served as a Director, Executive Officer and/or senior management.

---------------------------------------------------------------------------

Name                    Age    Office Held                  Director Since

----                    ---    -----------                  --------------

Jiri K. Nor              63    President, Chief Executive   1996

                               Officer and Director

Gerald A. Crawford (1)   69    Director                     1996

Donald A. Blenkarn (1)   72    Secretary and Director       1995

Gordon T. Emerson        65    Treasurer, Chief Financial   1999

                               Officer and Director

Anthony Durkacz          27    Vice President Finance       Not a Director

Notes:

 (1) Members of the Company's Audit Committee.

    Jiri K. Nor has been a Director and the President of the Company since March 1996. He is a trained engineer, with particular expertise in mechanics, aeronautics, electronics and electrochemistry. He is the principal inventor/developer of the Company's AFC fuel cell technology. Mr. Nor is also an entrepreneur with extensive business experience and the President and sole stockholder of Macnor Corp. He is the founder of Sonotek, an electronics company, inventor of the Minitcharger ¨ fast battery charging technology and founder of the Norvik group of companies. For more than five years until August 1997, he was Vice President of Research for Norvik Technologies and Norvik Traction, companies in the business of developing fast battery chargers.

     Gerald A. Crawford, PhD has been a Director of the Company since March 1996, and has been associated with Astris Inc. since 1987 in marketing and public relations areas. He is a trained metallurgical engineer, and was associated with various companies from 1960 to 1987.  Since 1989, he has been a self-employed consultant primarily in the area of metallurgical engineering environmental matters to the nickel industry, providing services to corporate clients, including Astris, for the past 11 years.  His career embraces process research, patents, metal marketing and alternate energy technologies.

     Donald A. Blenkarn, L.L.B., Q.C. has been a Director and Secretary of the Company since October 1995. For over five years, he has been Managing Director of Timagami Financial Services Ltd., located in Mississauga, Canada. From 1972 to 1993, he was a Progressive Conservative Party Member of Parliament.  From 1984 to 1991, he was the Chair of the House of Commons Finance Committee, and Vice-Chair from 1991 to 1993. Mr. Blenkarn practiced law from 1952 to 1983 with the firm of Blenkarn, Kerr and Shadlock, Mississauga, Ontario.

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

     Anthony Durkacz, Vice President Finance, is a graduate of Brock University in Business Administration,and joined the Astris team in summer 2002. He served previously as Manager of Foreign Exchange on the capital market trading floor with TD Securities in Toronto, and as President of Fortius Research and Trading, an investment company servicing high net worth clients.

     There are no family relationships between any of the persons named above nor are there any arrangements or understandings with major shareholders,

customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B.  COMPENSATION

     For the 2002 fiscal year, the Company paid compensation of CDN$36,000 in cash. Macnor Corp. received CDN$36,000 and Mr. Emerson received CDN$nil. In addition, the Company issued Common Shares at market value in lieu of cash to its Executive Officers for services rendered to the Company. (See below).

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

     On September 25, 2001, the company created a stock option plan that was approved at the Annual Special Meeting of Shareholders held in November 2001 allowing the directors the right to allocate up to 1,200,000 (one million two hundred thousand) common shares in the company to individuals and consultants. On October 30, 2002 the Board of Directors passed a resolution authorizing an amendment to the stock option plan of September 25, 2001, increasing the number of shares available in the plan by an additional 1,400,000 shares. The amendment was adopted by the Company’s shareholders at its annual and special meeting of shareholders held in November 2002.

The purpose of the Plans is to advance the interests of the Company by affording its Officers, Directors, employees and consultants the opportunity to acquire equity interests in the Company. These Options had an exercise price of not less than the market price of the Common Shares at the time, or if there were not public market price, at the fair market value as determined by the Board of Directors on the day preceding the date of grant. The options were exercisable over a number of years specified at the time of the grant, which term was not to exceed five years from the date of grant.

     On June 14, 2002, the Directors approved the allocation of options to Wintser Investments Limited ("WIL") as an Eligible Consultant under the 2001 Stock Option Plan. The option for 500,000 shares is vested to WIL at an exercise price of US $0.20. The option was not exercised on or before the established deadline of September 15, 2002, therefore the option expired.

On July 22, 2002, the Directors approved the allocation of options to Anthony Durkacz, Vice President of Finance, as eligible under the 2001 Stock Option Plan. The option for 250,000 shares is vested to Durkacz at an exercise price of US $0.20. The option must be exercised on or before the established deadline of July 22, 2007.

In accordance with the terms of a financing agreement, dated November 7, 2002 with 661399 Ontario Inc., the Company had granted an option to purchase 500,000 Common Shares at a price of US$0.20 per share, expiring on February 15, 2003. 661399 Ontario Inc. exercised its rights on February 13, 2003 for proceeds to the Company of CDN$150,000 or the equivalent at the time of US$100,000.

As of June 12, 2003 the Company has 650,000 Common Shares under the options plan to be allocated.

     As of June 12, 2003, options outstanding for the purchase of an aggregate of 3,125,000 Common Shares had been granted under the Plan to employees and consultants of the Company, as noted below:

      Name                 Number of Shares     Exercise Price

Expiry

      -------------------------------------------------------------------

       Taylor Made Mgmt Corp.1,000,000

 US$0.30

10/22/03i

 Jerry Benedik            50,000           US$0.505

08/15/05

       Josef Soltys             50,000           US$0.50

08/15/05

       Josef Benedik            50,000           US$0.50

08/15/05

       Peter Sinkner            50,000           US$0.505

08/15/05

       Derek Bullock            50,000           US$0.51

08/15/05

       Jiri Nor                 50,000           US$0.505

08/15/05

       Gordon Emerson           50,000           US$0.505

08/15/05

       Employees: Astris s.r.o.

                (Czech Republic)50,000           US$0.50

08/15/05

       Maurice Caissie          25,000           US$0.50

08/15/05

IMI Inc.

 125,000

 US$0.50

11/01/06

Anthony Durkacz

 250,000

 US$0.20

07/22/07

 Jerry Benedik            40,000           US$0.20

10/30/07

       Josef Soltys             40,000           US$0.20

10/30/07

       Josef Benedik            40,000           US$0.20

10/30/07

       Joseph Hasal             40,000           US$0.20

10/30/07

       Employees: Astris s.r.o.

                (Czech Republic)65,000           US$0.20

10/30/07

i. The Company was notified that an option granted to EVI on October 22, 1998 was sold to the Taylor Made Management Corporation in the first quarter of 2003.

      Options still to be issued:

      Name                 Number of Shares     Exercise Price

Expiry

      -------------------------------------------------------------------

       Gordon Emerson          250,000          CDN$0.25

03/08/05

Jiri Nor

 300,000

 US$0.24

11/12/06

Gordon Emerson

 300,000

 US$0.24

11/12/06

158560 Canada Inc.

 250,000

 US$0.40

09/27/07

     The Directors approved unanimously the allocation of options to two Directors. The first option is to be vested to Mr. Jiri Nor at an exercise price of US$0.24 upon successful completion of the third generation fuel cell engine.  The second option is to be vested to Mr. Gordon Emerson at an exercise price of US$0.24, when he is successful in raising US$5,000,000 for the corporation. Both options expire on November 12, 2006.

In accordance with the terms of a financing agreement dated October 1, 2002 with 158560 Canada Inc., the Company granted to the agent an option to purchase 250,000 Common Shares at a price of US$0.40 per share, expiring on September 27, 2007. Exercising the option is contingent on 158560 Canada Inc. being able to raise specified funding. Fifty percent of the option may be exercised upon raising CDN$500,000 and the balance upon raising an additional CDN$1,000,000.

C.  BOARD PRACTICES.

     The Board of Directors may consist of from three to ten members, and is currently comprised of four members. Each Director is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The next annual meeting will take place on July 22, 2003.

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

D.  EMPLOYEES.

     AEI and AI presently have four Officers and four other employees, including a full-time executive assistant and two part-time technical experts. The President is also the General Manager of the current project on a full-time basis. Job descriptions for employees in such small, entrepreneurial companies as the Company tend to be rather flexible, but clearly the principal role of the General Manager is to oversee the progress of the current project to ensure it is completed satisfactorily, on budget and on time. The executive assistant is responsible for reception, bookkeeping, and other details of general office administration, including assisting the General Manager.  The present employees are not represented by a labor union. The Company considers its relationship with its employees to be satisfactory.

E.  SHARE OWNERSHIP.

     The following table lists, as of June 12, 2003, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

                                        Amount and Nature        Percent

    Name                               of Beneficial Owner       of Class

    ----                               -------------------       --------

Jiri K. Nor (1)                                2,374,721           13.47%

Gerald A. Crawford (2)                           848,162

  4.81%

Donald A. Blenkarn                               660,000            3.74%

Gordon Emerson (3)                               548,195            3.11%

Anthony Durkacz (4)                              123,190            0.70%

All executive Officers and Directors as        4,554,668           25.83%

    a group

  ---------------------------------------------------------------------------

(1)  Includes (i) 1,736,699 Common Shares held by Jiri K. Nor and (ii) 429,353 Common Shares held by Macnor Corp. and (ii) 208,669 Common Shares held by his wife, Jana Nor.

(2)  Includes (i) 569,076 Common Shares held by Gerald A. Crawford and (ii)

     279,086 Common Shares held by his wife, Gail Crawford.

(3)  Includes (i) 25,000 Common Shares by Gordon T. Emerson, (ii) 315,660

     Common Shares by his wife, Barbara Emerson, and (iii) 207,535 Common

     Shares by Mr. Emerson's children.

(4)

Includes (i) 93,100 Common Shares by Anthony Durkacz and (ii) 30,490

Common Shares by Fortius Research & Trading Inc.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED AND NON-RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

     The following table lists, as of June 12, 2003, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

                                   Amount and Nature      Percent              Name                              of Beneficial Owner     of Class

  ----------------------------------------------------------------------

  Jiri K. Nor (1)                          2,374,721             13.47%

  ----------------------------------------------------------------------

(1)  Includes (i) 1,736,699 Common Shares held by Jiri K. Nor and (ii) 429,353 Common Shares held by Macnor Corp. and (ii) 208,669 Common Shares held by his wife, Jana Nor.

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

B.  RELATED PARTY TRANSACTIONS.

     Certain Directors of the Company continue to support and fund the Company’s operating expenses by loaning funds to cover its ongoing requirements. The Directors have agreed to support the Company until a suitable joint venture or private placement is completed.

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

     In March 2001, three Directors of the Company loaned an aggregate of CDN$67,500 to the Company. Subsequently, the Company and the Directors retired these loans by issuing options to purchase shares of the Company’s common stock. On May 25, 2001 the Directors exercised their options and retired the entire loans.

     On March 27, 2002, the Corporation agreed to settle obligations owing by the Corporation to certain directors and/or officers and consultants of the Corporation.  The following shares were issued April 2nd pursuant to the Directors' Resolution dated March 27, 2002, at a price of US $0.20 per share:

Name of Officer/Director                   Price Paid/    Number of

or Former/Officer/Director                 Debt Owed      Common Shares

--------------------------                 -----------    -------------

Jiri Nor                                   US$10,360

51,800

Gerald A. Crawford                         US$ 5,150

25,750

Donald Blenkarn                            US$15,560

77,800

Gordon Emerson                             US$ 8,750

43,750

Timagami Financial                         US$13,750

68,750

     On July 2, 2002, the Corporation agreed to settle obligations owing by the Corporation to certain directors and/or officers and consultants of the Corporation. The Company approved the issuance of the following shares at a price of US$0.20 per share:

Name of Officer/Director          Price Paid/     Number of

Or Former Officer/Director        Debt Owed     Common Shares

--------------------------------------------------------------

Gordon Emerson                    US$14,797        74,000

Macnor Corporation                US$19,756        98,775

     On October 18, 2002, the Corporation agreed to settle obligations owing by the Corporation to certain directors and/or officers and consultants of the Corporation. The Company approved the issuance of the following shares at a price of US$0.20 per share:

Name of Officer/Director          Price Paid/     Number of

Or Former Officer/Director        Debt Owed     Common Shares

--------------------------------------------------------------

Gordon Emerson                    US$ 4,725

    23,625

Macnor Corporation                US$ 7,560

    37,800

Anthony Durkacz

    US$12,100

    60,500

     On January 10, 2003, the Corporation agreed to settle obligations owing by the Corporation to certain directors and/or officers and consultants of the Corporation. The Company approved the issuance of the following shares at a price of US$0.29 per share:

Name of Officer/Director          Price Paid/     Number of

Or Former Officer/Director        Debt Owed     Common Shares

--------------------------------------------------------------

Gordon Emerson                    US$28,945

    99,810

Macnor Corporation                US$ 7,765

    26,775

Jiri K. Nor

    US$ 6,728

    23,200

Anthony Durkacz

    US$ 5,974

    20,600

Donald Blenkarn

    US$ 3,234

    11,150

Gerald Crawford

          US$ 3,234

    11,150

     On May 8, 2003, the Corporation agreed to settle obligations owing by the Corporation to certain directors and/or officers and consultants of the Corporation. The Company approved the issuance of the following shares at a price of US$0.56 per share:

Name of Officer/Director          Price Paid/     Number of

Or Former Officer/Director        Debt Owed     Common Shares

--------------------------------------------------------------

Gordon Emerson                    US$32,570

    58,160

Macnor Corporation                US$ 8,200

    14,640

Fortius Research & Trading

    US$17,075

    30,490

     As of September 13, 1999, the Company entered into a royalty arrangement with Macnor Corp., an Ontario corporation ("Macnor"), which is wholly-owned by Jiri K. Nor, President, Chief Executive Officer and Director of the Company. This arrangement calls for Macnor to sell certain fuel cell products, developed and manufactured by Astris s.r.o. (small fuel cells), through a website and mail order opened and operated by Macnor. Macnor is to pay an annual royalty equal to five percent (5%) from all sales of such goods, based upon gross revenues. No royalty was paid for fiscal 2000. In the year 2001 the Company recognized revenues of CDN$1,201 related to this arrangement, and CDN$2,476 in the year 2002. Subsequently, this agreement has been terminated as of May 31, 2003.

     Macnor Corp. also owns 70% of Astris s.r.o., which presently conducts a substantial portion of the research and development of the Company. The Company owns the remaining 30% of Astris s.r.o.

Anthony Durkacz is president and CEO of Fortius Research & Trading. Fortius is 50% owned by Anthony Durkacz.

As at December 31, 2002, the Company owed CDN$2,000 in principal and CDN$12,400 in accrued interest only up to December 31, 1998 to Timagami Financial Services ("Timagami") as per an agreement. This advance was unsecured and is non-interest bearing with no specific repayment terms. All interest accrued on a previous advance, while that advance was repaid in the year 2000, the accrued interest on that advance remains outstanding. Donald A. Blenkarn, a Director and Secretary of the Company, is Managing Director of Timagami.

     At years ended December 31, 2000, 1999 and 1998, the Company owed CDN$100,000 in principal and CDN$54,000 of accrued interest to Mr. Blenkarn (CDN$40,000), Mr. Crawford (CDN$20,000) and Mr. Nor (CDN$40,000), as payment for advances made by them to the Company under the terms of a debenture, dated September 30, 1996. The amount owed is secured and bears interest at twelve percent (12%) per annum. Mr. Blenkarn, Mr. Crawford and Mr. Nor have agreed that they will not demand repayment of the principal and interest until after July 7, 2004. The amount owed is collateralized by a lien on all of the assets and business of AI.

     The management of the Company believes that each of the aforementioned transactions was on terms as fair to the Company as any which could have been made with unaffiliated parties.

C. NON-RELATED PARTY COMMON STOCK TRANSACTIONS.

On March 27, 2002, the Corporation agreed to settle obligations owing to certain individuals and corporations.  The following shares were issued at a price of US$0.20 per share:

Name of Creditor/Consultant                Price Paid/    Number of

                   Debt Owed      Common Shares

--------------------------                 -----------    -------------

Gordon Molesworth                          US$15,830

79,000

On July 2, 2002, the Corporation agreed to settle obligations owing to certain individuals and corporations.  The following shares were issued at a price of US$0.20 per share:

Name of Creditor/Consultant                Price Paid/    Number of

                   Debt Owed      Common Shares

--------------------------                 -----------    -------------

Joseph Hasal

 US$ 6,480

32,400

Gordon Molesworth                          US$19,723

98,600

For services provided between July and September 2002, the Corporation agreed to settle obligations owing to certain individuals and corporations.  The following shares were issued at a price between US$0.20 and US$0.25 per share:

Name of Creditor/Consultant                Price Paid/    Number of

                   Debt Owed      Common Shares

--------------------------                 -----------    -------------

Nicholas Muller

 US$ 1,250

 5,000

158560 Canada Inc.

 US$ 7,500

30,000

JCH Technologies

 US$ 8,020

40,100

Gordon Molesworth

 US$12,049

60,000

For services provided between October and December 2002, the Corporation agreed to settle obligations owing to certain individuals and corporations.  The following shares were issued at a price between US$0.23 and US$0.29 per share:

Name of Creditor/Consultant                Price Paid/    Number of

                   Debt Owed      Common Shares

--------------------------                 -----------    -------------

Eric Fournie

 US$37,500

150,000

Nicholas Muller

 US$   790

  3,450

Laurie McElrea

 US$ 1,725

  7,500

JCH Technologies

 US$ 8,250

 28,450

Gordon Molesworth

 US$13,500

 46,550

On May 8, 2003, the Corporation agreed to settle obligations owing to certain individuals and corporations.  The following shares were issued at a price at US$0.56 per share:

Name of Creditor/Consultant                Price Paid/    Number of

                   Debt Owed      Common Shares

--------------------------                 -----------    -------------

JCH Technologies

 US$ 6,664

11,900

Gordon Molesworth

 US$10,501

18,752

D. INTERESTS OF EXPERTS AND COUNSEL.

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

ITEM 9. THE OFFER AND LISTING.

MARKETS AND PRICE HISTORY OF THE COMPANY'S STOCK.

     As of June 12, 2003, the Company had approximately 1,488 stockholders of record for its Common Shares and 17,633,030 Common Shares were issued and outstanding. The Company believes that there are a considerable number of beneficial holders of the Common Shares, as a substantial number of Common Shares are held of record by principal depositories in Canada and the United States. As at June 7, 2003, the shareholder list showed 43 registered shareholders in the United States holding a total of 478,688 Common Shares, plus 4,439,860 Common Shares in the name of Cede & Co. The Company estimates that the holdings in Cede & Co. represents approximately 940 beneficial shareholders. Thus, United States residents hold approximately 4,918,548 Common Shares, or 27.9% of the Company's outstanding Common Shares. Depositories in Canada held Common Shares for 370 persons.  CDS, the depository in Canada holds 9,663,814 Common Shares.

     The Common Shares were previously traded in Canada on the Canadian Dealing Network (CDNX), but presently has an inactive listing on the CDNX. The Company would seek to reactivate such listing once it meets the initial listing requirements of the CDNX. The Company does not presently meet the following requirements to qualify to list on the CDNX: net tangible assets of CDN$750,000, unallocated funds of CDN$100,000 and/or the required amount of working capital to cover the Company's administrative expenses for 12 months. Since June 20, 2001, the Company's Common Shares have been posted for trading on the O.T.C. Bulletin Board under the symbol ASRNF.OB. The quarterly high and low prices for the past two fiscal years are tabulated below:

     -----------------------------------------------------

        Quarter          High, US$/share   Low, US$/share

     -----------------------------------------------------

         2001

        -------------------------------------------------

         First                  .90              .40

        -------------------------------------------------

         Second                1.00              .44

        -------------------------------------------------

         Third                  .65              .24

        -------------------------------------------------

         Fourth                 .35              .15

        -------------------------------------------------

         2002

        -------------------------------------------------

         First                  .31              .16

        -------------------------------------------------

         Second                 .29              .13

        -------------------------------------------------

         Third                  .32              .13

        -------------------------------------------------

         Fourth                 .93              .18

        -------------------------------------------------

     The following table sets forth the high and low market prices for each of the past six months:

        -------------------------------------------------

         Month           High, US$/share   Low, US$/share

        -------------------------------------------------

         2003

        -------------------------------------------------

         January               $.81             $.42

        -------------------------------------------------

         February               .90              .55

        -------------------------------------------------

         March                  .75              .42

        -------------------------------------------------

         April                  .65              .43

        -------------------------------------------------

         May                    .61              .42

        -------------------------------------------------

         June (through

               June 6)          .61              .44

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

DIVIDENDS

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

C.  MATERIAL CONTRACTS

     The Company entered into a joint venture agreement with CareAction Inc., as previously mentioned under Item 5C “Joint Venture Prospects”.

D.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

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

     A non-resident who holds Common Shares of the Company as capital property will not subject to tax on capital gains realized on the disposition of such Shares unless such Shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty. The Common Shares would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such Shares (a) not less than 25% of the issued shares of any class of the Company belonged to the non-

resident, (b) the person with whom the non-resident deal did not deal at arm's length, or (c) the non-resident and any person with whom the non-resident did not deal at arm's length.

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

     As used herein, a "U.S. Holder" means a beneficial owner of Common Shares of the Company who is (I) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof or the District of Columbia,(iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

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

F.  DIVIDENDS AND PAYING AGENTS

     Not Applicable.

G.  STATEMENT BY EXPERTS

     Not Applicable.

H.  DOCUMENTS ON DISPLAY

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

I.  SUBSIDIARY INFORMATION

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK.

     The Company does not have any outstanding debt with adjustable interest rates. As a result, the Company will not have any significant exposure to changes in interest rates.

IMPACT OF CURRENCY FLUCTUATIONS

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF

         PROCEEDS

     None.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

PART III.

ITEM 17. FINANCIAL STATEMENTS

     See Item 18 below for Financial Statements filed as part of this Report.

ITEM 18. FINANCIAL STATEMENTS

     The following documents are filed as Attachment A hereto and are included as part of this Amendment Number 1 to Form 20-F.

ASTRIS ENERGI INC. CONSOLIDATED FINANCIAL STATEMENTS

Description of Document:

  Auditors' Report for the years ended December 31, 2002 and 2001.

  Consolidated Balance Sheets for the year ended December 31, 2002 and 2001.

  Consolidated Statement of Earning and Loss for the years ended December 31,

    2002 and 2001.

  Consolidated Statement of Cash Flow for the years ended December 31, 2002 and 2001.

  Notes to Consolidated Financial Statements for the year ended December

    31, 2002 and 2001.

ITEM 19. EXHIBITS

     None

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       ASTRIS ENERGI INC.

                                       By: /s/ Jiri K. Nor

                                           ---------------

                                       President and Chief Executive Officer

                                       Date: June 15, 2003

                       CERTIFICATION PURSUANT TO

              18 USC, SECTION 1350, AS ADOPTED PURSUANT TO

         SECTION 302 AND 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Gordon Emerson, certify that:

     1. I have reviewed this annual report on Form 20 of Astris Energi Inc.;

     2. To the best of my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

     3. To the best of my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

     4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a.  designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.  evaluated the effectiveness of the company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report; and

c.  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of that date;

     5. I have disclosed, based on our most recent evaluation, to the Company's auditors and the board of directors:

a.  all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.  any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

     6. I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     7. This report on Form 20F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Dated: June 15, 2003                  By: /s/ Gordon Emerson

                                      -----------------------

                                      Chief Financial Officer

                    CERTIFICATION PURSUANT TO

           18 USC, SECTION 1350, AS ADOPTED PURSUANT TO

       SECTION 302 AND 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jiri K. Nor, certify that:

     1. I have reviewed this annual report on Form 20 of Astris Energi Inc.;

     2. To the best of my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

     3. To the best of my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

     4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a.  designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.  evaluated the effectiveness of the company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report; and

c.  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of that date;

     5. I have disclosed, based on our most recent evaluation, to the Company's auditors and the board of directors:

a.  all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

     6. I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     7. This report on Form 20F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Dated: June 15, 2003                    By: /s/ Jiri K. Nor

                                        ---------------------------

                                        President

Astris Energi Inc.

Consolidated Financial Statements

(Canadian Dollars)

December 31, 2002 and 2001

Auditors’ Report

To the Shareholders of

Astris Energi Inc.

We have audited the consolidated balance sheets of Astris Energi Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.

All figures are in Canadian dollars.

“Lugowy Associates”

CHARTERED ACCOUNTANTS

Hamilton, Ontario

April 30, 2003

Astris Energi Inc.

Consolidated Balance Sheets

(Canadian dollars)

December 31                                         2002             2001

-----------------------------------------------------------------------------

Assets

Current

     Cash                                       $  253,938        $   10,989

     Receivables                                    30,440            37,563

     Prepaid expenses and deposits                 149,777             1,050

     Investment tax credits refundable             216,608

     Deferred costs (Note 9)                                         122,818

                                                ----------        ----------

                                                   650,763           172,420

Capital assets (Note 4)                             12,961             5,180

                                                ----------        ----------

                                                $  663,724        $  177,600

                                                ==========        ==========

-----------------------------------------------------------------------------

Liabilities

Current

     Payables and accruals (Note 5)             $  410,053        $  260,485

     Goods and Services Tax payable                 10,427            23,041

                                                ----------        ----------

                                                   420,480           283,526

Advances from related parties (Note 5)             423,687           417,287

                                                ----------        ----------

                                                   844,167           700,813

                                                ----------        ----------

Shareholders’ deficiency

Share capital (Note 7)                           3,062,114         2,059,226

Deficit                                         (3,242,557)       (2,582,439)

                                                ----------        ----------

                                                  (180,443)         (523,213)

                                                ----------        ----------

                                                $  663,724        $  177,600

                                                ==========        ==========

-----------------------------------------------------------------------------

Basis of presentation (Note 1)

Contingency (Note 10)

Approved on behalf of the Board:

      /s/Jiri K. Nor                        /s/Gordon T. Emerson

----------------------------          ------------------------------

President                             Treasurer

           See accompanying notes to consolidated financial statements.

Astris Energi Inc.

Consolidated Statements of Loss and Deficit

(Canadian dollars)

Years ended December 31                               2002              2001

-----------------------------------------------------------------------------

Revenue                                         $   146,874       $    26,787

Expenses

     Subcontract (Note 5)                           171,418           495,736

     General and administrative                     299,537            65,548

     Professional fees                              197,203            76,643

     Interest (Note 5)                               12,000            19,267

     Amortization                                     4,016             1,666

                                                 ----------        ----------

                                                    684,174           658,860

Net loss before the following                      (537,300)         (632,073)

     Deferred costs written off                    (122,818)

     Gain on sale of marketable security                               38,089

                                                 ----------        ----------

Net loss for the year                              (660,118)         (593,984)

Deficit, beginning of year                       (2,582,439)       (1,988,455)

                                                 ----------        ----------

Deficit, end of year                            $(3,424,557)     $ (2,582,439)

                                                 ==========        ==========

Loss per common share (Note 7)                  $    (0.046)      $    (0.047)

                                                 ==========        ==========

-----------------------------------------------------------------------------

         See accompanying notes to consolidated financial statements.

Astris Energi Inc.

Consolidated Statements of Cash Flows

(Canadian dollars)

Years ended December 31                              2002              2001

-----------------------------------------------------------------------------

Operating

Net loss for the year                           $ (660,118)       $ (593,984)

Items not requiring cash

     - amortization                                  4,016             1,666

     - consulting and professional

      fees and expenses paid in capital

      stock to non-related parties                 166,801            99,672

     - consulting fees and expenses paid

      in capital stock to related parties          207,456           208,050

Gain on sale of marketable security                                  (38,089)

Net change in non-cash working capital

     balances related to operations (Note 8)       (98,440)          (86,789)

                                                ----------        ----------

                                                  (380,285)         (409,474)

                                                ----------        ----------

Investing

Proceeds on sale of marketable security                               89,539

Purchase of capital assets                         (11,797)           (1,544)

                                                ----------        --------

                                               (11,797)           87,995

                                                ----------        ----------

Financing

Increase in advances from related parties            6,400

Issuance of common shares for cash                 628,631           316,206

                                                ----------        ----------

                                                   635,031           316,206

                                                ----------        ----------

Net increase (decrease) in cash during the year    242,949            (5,273)

Cash, beginning of year                             10,989            16,262

                                                ----------        ----------

Cash, end of year                               $  253,938        $   10,989

                                                ==========        ==========

-----------------------------------------------------------------------------

         See accompanying notes to consolidated financial statements

Astris Energi Inc.

Notes to Consolidated Financial Statements

(Canadian dollars)

December 31, 2002 and 2001

-----------------------------------------------------------------------------

1.  Basis of Presentation

These consolidated financial statements reflect the accounts of Astris Energi Inc. (the “Company”) and its wholly-owned subsidiary, Astris Inc., which was acquired on December 31, 1995.  The Company is dedicated to the research and development of alternative energy sources.  The Company has incurred several years of losses and as at December 31, 2002 has a shareholders’ deficiency of approximately $180,000.

The consolidated 2002 and 2001 financial statements have been prepared in accordance with accounting principles generally accepted in Canada on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

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

-----------------------------------------------------------------------------

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

Astris Energi Inc.

Notes to Consolidated Financial Statements

(Canadian dollars)

December 31, 2002 and 2001

-----------------------------------------------------------------------------

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

The following is a tabulation of comparative numbers under Canadian and U.S. GAAP:

                             Canadian GAAP              U.S. GAAP

                                2002        2001         2002         2001

                             ------------------------------------------------

Royalty income               $           $ 10,000     $  2,500       $ 12,500

Shareholders’ deficiency     $132,812    $523,213     $147,395       $540,296

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

Astris Energi Inc.

Notes to Consolidated Financial Statements

(Canadian dollars)

December 31, 2002 and 2001

-----------------------------------------------------------------------------

2.  Significant Accounting Policies (cont’d.)

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

-----------------------------------------------------------------------------

3.  Marketable security

During 1998, all capital assets were sold to a public company (Energy Ventures Inc. (Canada)) in return for 200,000 shares of that company.  As there was not an active market for the shares of the public company, the shares were valued at an amount equivalent to the net book value of the capital assets.  There was a legend on the share certificates restricting sale of the shares for a period of one year from October 1998 and one-half of the shares for a further year from October 1999, by reason of Rule 144 under the Securities Act.  The shares that could be sold were disclosed as a marketable security.  The market value of these shares at December 31, 2000 was not readily determinable, as the shares are not regularly traded.

The value of the shares was corrected in 1998 from the original valuation of $694,485 to $100,000 on the previously issued financial statements.  As a result, the gain previously recorded at $594,487 was reduced to nil.

The per-share effect of this writedown was $0.056 per share.

Astris Energi Inc.

Notes to Consolidated Financial Statements

(Canadian dollars)

December 31, 2002 and 2001

-----------------------------------------------------------------------------

The Company sold 102,900 shares for proceeds of $89,539 during year 2001 and 97,100 shares for proceeds of $425,196 during year 2000, yielding a gain on sale of $38,089 and $376,648, respectively.  Number of shares on hand at December 31, 2002 and 2001 was nil.

4.  Capital Assets

                                                        2002       2001

                                            Accumulated   Net Book   Net Book                                       Cost    Amortization   Value      Value

                                  -------------------------------------------

Office furniture and equipment    $ 13,024    $  5,823   $  7,201   $  5,180

Leasehold improvements               7,200       1,440      5,760                                                 --------    --------   --------   --------

                                  $ 20,224    $  7,263   $ 12,961   $  5,180

                                  ========    ========   ========   ========

5.  Advances from Related Parties

The following amounts have been advanced from related parties:

                                                 2002             2001

                                                   --------         --------

Due to a shareholder                               $315,287         $315,287

Due to Timagami Financial Services, a company

    controlled by a director and officer                               2,000

Temporary advances from directors                     8,400

Debenture due to shareholders                       100,000          100,000

                                                  ---------        ---------                                             $423,687         $417,287

                                                  =========        =========

Due to a shareholder

With respect to the amount due to a shareholder, the amount has arisen primarily as a result of the recognition of amounts subject to reimbursement to the shareholder for expenses incurred on behalf of the Company.  These amounts are to be reimbursed only if external financing amounting to $5,000,000 (U.S.) has been raised by the shareholder (see Note 10).

Due to Timagami Financial Services

This advance was unsecured and bore interest at 12% per annum only to December 31, 1998.  Unpaid interest accrued to December 31, 1998, totalling approximately $12,400, was paid in the year by issuance of the Company’s capital stock.  (Please also see Note 7.)  This advance was shown as a long-term liability as there were no specific terms of repayment.

Astris Energi Inc.

Notes to Consolidated Financial Statements

(Canadian dollars)

December 31, 2002 and 2001

-----------------------------------------------------------------------------

5.  Advances from Related Parties (cont’d.)

Debenture due to shareholders

The debenture due to shareholders is secured and bears interest at 12% per annum.  Unpaid interest, accrued to December 31, 2002, totaling $9,000, is included in payables and accruals.  There are no specific terms of repayment and the debenture holders have indicated that they will not demand repayment until after July 7, 2004.  Accordingly, the amount payable under the debenture has been classified as a long-term liability.  The debenture is collateralized by a fixed and floating charge on all of the assets and business of Astris Inc.

Payables and accruals

The Company has a 30% ownership interest in Astris s.r.o., a Czech company, in which the remaining 70% is owned by a company owned by a shareholder of the Company (Macnor Corporation).  The Company’s 30% interest in losses of Astris s.r.o. has been applied to its investment.  This investment is accounted for on the equity basis.  As the Company’s share of losses is in excess of the original investment, the investment has been written down to nil in a prior year.

The Company regularly subcontracts portions of its research and development activities to Astris s.r.o.  To facilitate these activities, the Company advances funds to them. In addition, the Company sells its products to Astris s.r.o., as required.  Inter-company transactions and balances are as follows:

As at December 31:                                 2002         2001

                                                ---------    ---------

       Balance of funds advanced and held as

           prepaid expenses and deposits        $ 146,074    $

                                                 --------     --------

       Accounts payable                         $            $   7,485

                                                 --------     --------

Year ended December 31:

       Total funds advanced                     $ 230,000    $ 117,000

                                                ---------    ---------

       Sales                                    $ 140,575    $

                                                ---------    ---------

       Purchases                                $  89,159    $ 160,089

                                                ---------    ---------

Astris Energi Inc.

Notes to Consolidated Financial Statements

(Canadian dollars)

December 31, 2002 and 2001

-----------------------------------------------------------------------------

5.  Advances from Related Parties (cont’d.)

    Payables and accruals (con’td.)

In addition, payables include the following amounts:

   $55,061 owing to Macnor Corporation, owned by a shareholder, ($32,080 for consulting fees and $22,981 for expenses) (2001 - $20,420 for consulting fees);

   $4,727, $45,900 and $9,231 owing to three shareholders and officers for consulting fees and expenses (2001 - $ Nil, $ 2,500 and $ Nil);

   $3,600, $3,600, $1,800 accrued interest owing to each of the three shareholders holding the debenture payable (2001 - $ 10,574; $ 18,905;

     $ 5,243).

During 2002, the following amounts were expensed as consulting fees to shareholders and other related parties:

      Macnor Corporation            $ 120,000 (2001 - $ 120,000)

      G. Emerson                    $  80,229 (2001 - $  35,000)

      A. Durkacz                    $  28,461 (2001 - $     Nil)

During 2002, the following amounts were expensed as interest to shareholders:

      J. Nor                        $   4,800 (2001 - $   5,460)

      D. Blenkarn                   $   4,800 (2001 - $  11,107)

      G. Crawford                   $   2,400 (2001 - $   2,700)

During a previous year the Company signed an agreement with a company owned by one of the shareholders (Macnor Corporation) under which Macnor would open a website for Astris and market some of Astris’ products.  Astris will receive 5% of any recorded sales.  Such sales occurred in the year ended December 31, 2002 in the amount of $ 2,476 (2001: $ 1,201) and, accordingly, have been included in the Company’s accounts.

-----------------------------------------------------------------------------

6.  Income Taxes

The Company has tax loss carryforwards of approximately $3,184,000.  If unused, the tax losses will expire as follows:

                          2009           $  537,000

                          2008           $  594,000

                          2007           $   35,000

                          2006           $   61,000

                          2004           $   34,000

                          2003           $1,856,000

                          2002           $   67,000

Astris Energi Inc.

Notes to Consolidated Financial Statements

(Canadian dollars)

December 31, 2002 and 2001

-----------------------------------------------------------------------------

The potential income tax benefit arising from loss carryforwards has not been reflected in these consolidated financial statements. The Company will determine its income tax on the liability method when it is in a taxable position.

During 2002 and 2001, the Company received or received notification of investment tax credit refunds of $246,613 and $ Nil, respectively, which are netted against subcontract expense.

-----------------------------------------------------------------------------

7.  Share Capital

Share capital consists of the following:

     Authorized:

     60,000,000 common shares

     10,000,000 preferred shares

Issued and outstanding:                                Common Share

                                                 #                     $

Issued as at December 31, 1998              10,188,556            1,049,301

To be issued as at December 31, 1998           455,000               37,375

                                            ----------           ---------                                        10,643,556            1,086,676

Issued in 1999                                     Nil                  Nil

Issued in 2000                               1,494,228              348,622

Issued in 2001                               1,202,435              623,928

                                            ----------           ----------

Balance as at December 31, 2001             13,340,219            2,059,226

Issued in 2002

    - in exchange for consulting and

      professional fees and expenses

      from non-related parties                 486,050              166,801

    - in exchange for consulting fees and

      expenses from related parties            657,925              207,456

    - issued for cash                        2,006,250              628,631

                                            ----------           ----------

                                             3,150,225            1,002,888

                                            ----------           ----------

Balance as at December 31, 2002             16,490,444            3,062,114

No preferred shares have been issued.

At December 31, 2002 the Company had issued capital stock comprising 16,035,444 common shares (2001 12,885,219 common shares).  However, 455,000 common shares are to be issued to shareholders of a predecessor company.  These shareholders will be issued common shares in the Company if and when they present their share certificates in the predecessor company to the registrar.

Astris Energi Inc.

Notes to Consolidated Financial Statements

(Canadian dollars)

December 31, 2002 and 2001

-----------------------------------------------------------------------------

7.  Share Capital (cont’d.)

The loss per share calculations were based on a weighted average of 14,480,284 issued and outstanding common shares for 2002 and 12,638,160 issued and outstanding common shares for 2001.

During 1998, an option was granted to the public company which purchased the capital assets (see Note 3), to purchase 1,000,000 common shares of the Company at $ 0.30 (U.S.) per share.  The option will expire on October 22, 2003.

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

On December 31, 2000, options to purchase 675,000 common shares were granted under the plan to employees at prices ranging from $ 0.25 (Canadian) to $ 0.50 (U.S.) and expiring in March and August, 2005.

On April 16, 2001, options to purchase the remaining 325,000 common shares were granted under the plan to directors and consultants at a price of $ 0.50½ (U.S.), expiring on March 5, 2005.

Pursuant to a subscription agreement dated September 21, 2001, with a Canadian controlled private corporation (the “subscriber”), the Company issued as a private placement, 250,000 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $100,000 (U.S.).  Each common share purchase warrant is exercisable up to September 20, 2004, at $ 0.50 (U.S.) per share.  The Company agreed with the subscriber to allocate to it 275,000 common share purchase warrants in this subscription agreement.

On September 25, 2001, the Board of Directors passed a resolution authorizing a new stock option plan.  The plan was adopted by the Company’s shareholders at its annual and special meeting of shareholders held in November 2001.  The plan consists of 1,200,000 common shares for granting to its officers, directors, employees and consultants. The exercise price shall not be less than the market price prevailing on the day prior to the date of grant and, if the market price is not available, the Board will determine a fair market value in good faith on the day preceding the date of grant.  The term of the option will be determined by the Board at time of grant, but may not exceed five years.

Astris Energi Inc.

Notes to Consolidated Financial Statements

(Canadian dollars)

December 31, 2002 and 2001

-----------------------------------------------------------------------------

7.  Share Capital (cont’d.)

On September 25, 2001, options to purchase 600,000 common shares were granted under this plan to two employees at a price of $ 0.24 (U.S.) per share, expiring in September, 2006.  Both grants are conditional upon the employees achieving their respective targets in areas of technology and finance.

In accordance with the terms of an agreement, dated November 29, 2001, with a business development consultant (a corporation domiciled in California, U.S.A.), the Company has granted to the consultant, as compensation, an option to purchase 125,000 common shares at a price of $ 0.50 (U.S.) per share, expiring on October 31, 2006.

During the 2002 year, the company entered into six subscription agreements, as private placements, for a total of 1,937,500 units, comprising one common share and one common share purchase warrant each, for a total of $ 389,500 (U.S.).  The common share purchase warrants are exercisable up to 3 and five years, at $ 0.50 (U.S.) per share.

In an employment agreement, details of which follow, a signing bonus of an option of 250,000 common shares was granted to an officer/employee in July 2002, at a price of $ 0.20 (U.S.) per share, expiring in July 2007.

On October 30, 2002, options to purchase 225,000 common shares were granted under the plan to employees at a price of $ 0.20 (U.S.) and expiring in October 2007.

On October 30, 2002, the Board of Directors passed a resolution authorizing an amendment to the stock option plan of September 25, 2001, increasing the number of shares available in the plan by 1,400,000 shares, for a total of 2,600,000 shares.  The amendment was adopted by the Company’s shareholders at its annual and special meeting of shareholders held in November 2002.  All features of the plan remain unchanged.

In accordance with the terms of an agreement, dated October 1, 2002, with a financial agent (a Canadian corporation), the Company has granted to the agent an option to purchase 250,000 common shares at a price of $ 0.40 (U.S.) per share, expiring in September 2007.  Exercising the option is contingent on the agent being able to raise specified funding.  50% of the option may be exercised upon raising $ 500,000 (Canadian) and the balance upon raising an additional $ 1,000,000 (Canadian).

In accordance with the terms of a financing agreement, dated November 7, 2002, with a Canadian corporation, the Company has granted to it an option to purchase 500,000 common shares at a price of $ 0.20 (U.S.) per share, expiring on February 15, 2003.

As at December 31, 2002, the Company has 650,000 shares under the options plan to be allocated.

Astris Energi Inc.

Notes to Consolidated Financial Statements

(Canadian dollars)

December 31, 2002 and 2001

-----------------------------------------------------------------------------

8.  Consolidated Statements of Cash Flows

The net change in non-cash operating working capital balances consists of the following:

                                                      2002          2001

                                                    ---------     ---------

Decrease (increase) in receivables                  $   7,123     $  11,129

Decrease (increase) in prepaid expenses              (148,727)       33,646

Increase in investment tax credits refundable        (216,608)       61,000

Decrease (increase) in deferred costs                 122,818       (58,515)

Increase in payables and accruals                     149,568      (132,617)

Decrease in Goods and Services Tax payable            (12,614)       (1,432)

                                                    ---------     ---------

                                                    $ (98,440)    $ (86,789)

                                                    =========     =========

-----------------------------------------------------------------------------

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

Such costs accumulated to December 31, 2001 and 2000, were $122,818 and $64,303, respectively.

As there have been no sales of the Company’s capital stock in that regard to date, management decided to write off these deferred costs.

-----------------------------------------------------------------------------

10.  Contingency

During 1999 a shareholder initiated legal claim against the Company for repayment of advances and expenses in the amount of $315,287.  Management was of the opinion that this advance was repayable only if certain external financing had been raised.  Since this had not been achieved, there was no requirement to repay the advance.

Further, in February 2001, the shareholder mentioned above had given notice to the Company of his intention to increase his claim by $1,627,301 to cover additional expenses he allegedly incurred on behalf of the Company.

The case was tried in the courts.  The Company was completely successful in its defense and the entire claim was dismissed in November 2002.

Astris Energi Inc.

Notes to Consolidated Financial Statements

(Canadian dollars)

December 31, 2002 and 2001

-----------------------------------------------------------------------------

However, the shareholder has given notice that he will seek leave to file an appeal.  Management is of the opinion that the shareholder’s position is weak and that the appeal will not succeed.

-----------------------------------------------------------------------------

11.  Agreements and Long-Term Commitments

By an agreement of employment dated June 13, 2002 and modified in January 2003, the Company engaged the services of an individual to accept the position of Vice President, Finance.  Employment commenced on July 22, 2002, with a probationary period expiring on April 22, 2003.  Salary will be $ 100,000 per annum and will be paid in cash and shares.  The cash portion will be paid only from proceeds of fundraising activities of the individual.  A signing bonus of an option of 250,000 common shares was granted, at a price of $ 0.20 (U.S.) per share, expiring in July 2007.

The Company signed a Memorandum of Agreement with a Canadian company, Care Automotive, Inc. (previously CareAction Inc.), dated December 10, 2002, to enter into a joint venture in order to manufacture and market its present successful prototype and to continue research and development of further models.  Under the terms of the memorandum, Care Automotive was to provide funding of $15,000,000 (Canadian) over the first three years.  The memorandum also provided for the two parties to enter into Investment, Licence and Capital Lease Agreements.  There has been a temporary delay in Care Automotive being able to meet its financial obligations to the Company at times specified in agreements.  It is the hope of both parties that the joint venture program will be consummated in the near future. The Company has a realty lease for two adjacent units.  The lease has an annual cost of $38,160 to October 31, 2003, $39,360 to October 31, 2004 and $40,560 to October 31, 2005, plus proportionate share of common costs and GST.