Form 20-F
period 2003-12-31
ASTRIS ENERGI INC
filed 2004-07-01
CIK 1022518

Unknown;

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

                            19,230,425 COMMON SHARES

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

   Item 15. Controls and Procedures

   Item 16.

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

PART I.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not Applicable.

ITEM 3.  KEY INFORMATION.

A.  SELECTED FINANCIAL DATA.

     The following table sets forth, in Canadian dollars, selected historical information concerning the Company presented in accordance with Canadian GAAP and is qualified by reference to the consolidated financial statements and notes thereto. See "Item 17. Financial Statements".

-----------------------------------------------------------------------------

                  As at        As at        As at        As at        As at

               December 31, December 31, December 31, December 31, December 31,

                  2003         2002         2001         2000         1999

(RESTATED)    (RESTATED)

(RESTATED)

-----------------------------------------------------------------------------

Revenue        $ 67,870

  $180,168      $35,104      $22,824      $21,919

-----------------------------------------------------------------------------

Net Loss from

Operations   (2,206,969)

  (620,654)    (743,644)    (412,228)     (40,666)

-----------------------------------------------------------------------------

Net Loss     (2,206,969)

  (743,472)    (705,555)     (35,580)     (40,666)

-----------------------------------------------------------------------------

Basic and

Diluted Loss

per Share         (.124)

  (.053)

     (.058)       (.003)       (.004)

-----------------------------------------------------------------------------

Total Assets     435,235

676,500      190,376

   281,705     147,662

-----------------------------------------------------------------------------

Net Assets     (135,975)

135,620     (207,150)

  (249,870)    (562,912)

-----------------------------------------------------------------------------

Long Term

Obligations     100,000

120,400

   114,000      114,000

  149,204

-----------------------------------------------------------------------------

Share

Capital       3,343,853     2,525,239

 1,979,201

 1,397,923

1,049,301

-----------------------------------------------------------------------------

Number of

Shares       19,230,425    16,106,403   12,936,178   11,733,743   10,239,515

-----------------------------------------------------------------------------

Cash                 -             -            -            -             -

Dividends

-----------------------------------------------------------------------------

EXCHANGE RATES

     The following table sets out the exchange rates for the conversion of Canadian dollars into United States dollars.  The exchange rates used are the closing rates provided by The Bank of Canada.  The table lists the rate in effect at the end of the following periods, the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods), and the range of high and low exchange rates for such periods.

      Year ended December 31,

      ----------------------------------------------------------------------

2003           2002

      2001

      ----------------------------------------------------------------------

      End of Period

.77

   .63

      .63

      ----------------------------------------------------------------------

      Average for Period

.71

   .63

      .65

      ----------------------------------------------------------------------

      High for Period

.78

   .65

      .67

      ----------------------------------------------------------------------

      Low for Period

.64

   .63

      .63

      ----------------------------------------------------------------------

The following table sets out the range of high and low exchange rates,

for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2003 and 2004.  The exchange rates used are the closing rates as provided by the Bank of Canada.

                  -------------------------------------------------

                           Month              High         Low

                  -------------------------------------------------

                  December 2003               .78          .75

                  -------------------------------------------------

                  January 2004                .79          .74

                  -------------------------------------------------

                  February 2004               .76          .74

                  -------------------------------------------------

                  March 2004                  .77          .74

                  -------------------------------------------------

April 2004                  .77          .72

-------------------------------------------------

                  May 2004                    .73          .72

                  -------------------------------------------------

                  June (through June 15)      .75          .73

                  -------------------------------------------------

     The exchange rate on December 31, 2003 for the conversion of United States dollars into Canadian dollars was $1.2965 (CDN$1.00 = US$.77). As of June 15, 2004 the close rate of exchange for the conversion of United States dollars into Canadian dollars was $1.3688 (CDN$1.00 = US$.73).  The exchange rates used are the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York.

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

     HISTORY OF LOSSES SINCE INCEPTION, EXPECTATION OF LOSSES IN THE IMMEDIATE FUTURE, AND POSSIBILITY THAT THE COMPANY MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY. The Company has incurred net losses each year since inception. The accumulated deficit of the Company was CDN$5,528,170 as of December 31, 2003. It expects to continue to incur net losses at least through fiscal year 2004, and these losses may be substantial. To implement the current business strategy, the Company will have to incur a high level of fixed operating expenses and will continue to incur considerable research and development expenses and capital expenditures. Accordingly, if additional capital, revenues and positive cash flows cannot be generated, to which no assurance can be given, the Company will not achieve profitability. Even if profitability is achieved, it may not be sustained or increased on a quarterly or annual basis.

     THE AUDITED ANNUAL REPORT OF THE COMPANY STATES THAT THE ABILITY OF THE COMPANY TO CONTINUE AS A GOING CONCERN IS IN SUBSTANTIAL DOUBT. Whether the Company continues as a going concern is dependent upon the Company's ability to raise additional capital, the successful commercialization of one or more of the Company's research projects, and the attainment of profitable operations. The ability to generate future revenues will depend on a number of factors, many of which are beyond control of the Company. These factors include the rate of market acceptance of its fuel cell products, competitive activities, regulatory developments and general economic trends.

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

The Company's business plan contemplates significant growth in sales and personnel which may place a strain upon its current management systems and resources, as well as its ability to obtain capital. As of June 2004, the Company had fewer than 12 employees. The Company's business plan and anticipated product sales will require the Company to hire, train and manage additional employees and to establish or contract for production capacity. If the Company is unable to hire the skilled employees it needs or to establish its production capacity in a timely manner, it might be unable to fulfill orders for its products or meet its business plans. There can be no assurance that the Company will be able to effectively manage its anticipated growth.

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

     POSSIBLE LIABILITY FOR INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS AND DIFFICULTIES IN PROTECTING THE COMPANY'S INTELLECTUAL PROPERTY.  Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products and product designs, or to obtain and use information that the Company regards as proprietary. If required, policing unauthorized use of the Company's proprietary technology may be difficult, time-consuming and costly. In addition, the laws of certain countries in which the Company's products may be sold or licensed do not protect its products and related intellectual property rights to the same extent as the laws of Canada or the United States. The Company does not believe that any of its products infringe the proprietary rights of any third parties.  >From time to time, however, third parties may contest the Company's rights to use its intellectual property. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company.

ASTRIS’ PRODUCTS MAY NOT MEET PERFORMANCE EXPECTATIONS IN FIELD TESTS, WHICH COULD NEGATIVELY AFFECT ITS CUSTOMER RELATIONSHIPS AND INCREASE ITS MANUFACTURING COSTS.  The components of its fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs. In internal bench tests, the POWERSTACK™ MC250 has performed at up to 60% over the original design specification and the E8 Portable AFC power generator has operated at an electrical efficiency in excess of 50%. In May 2004, Astris successfully defended the technology of its 2.4 kW model E8 portable power generator before an expert panel sponsored by the Czech government. The Czech Republic shared the cost of developing the E8 generator.

ASTRIS MAY NOT BE ABLE TO MANAGE SUCCESSFULLY THE EXPANSION OF ITS OPERATIONS.  Astris will need to recruit, train and retain key management and other qualified personnel to successfully expand its business.  Astris has been gradually expanding its management and technical team to meet customer demand and pilot production requirements. Transition to pilot production is a critical one to meet demand for its products, and validate its ability to produce the POWERSTACK™ MC250 in volume leading to commercialization.

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

     THE COMPANY HAS NEVER PAID DIVIDENDS AND IT DOES NOT ANTICIPATE PAYING DIVIDENDS IN THE FORESEEABLE FUTURE. The Company has never declared any cash dividends on its Common Shares, and if the Company were to become profitable, it would be expected that most or all of such earnings would be retained to support the business. As a result, shareholders must rely on stock appreciation for any return on their investment in the Common Shares.

     VOLATILE AND LIMITED MARKET FOR THE COMPANY'S COMMON SHARES. The Company's Common Shares are not actively traded.  The Company's Common Shares began trading on the O.T.C. On June 20, 2001.  The Common Shares traded in 2003 from a high of US$1.11 to a low of US$0.35 per share. The Common Shares are not presently publicly traded in Canada. There can be no assurance given that trading activity will increase investor recognition.

     APPLICATION OF THE SEC PENNY STOCK REGULATIONS AND RESTRICTIONS. The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than US$5.00 per share.  This is subject to certain exemptions based upon minimum assets or revenues. As of June 15, 2004, the closing bid and asked prices for the Common Shares were US$.40 and US$.45 per share. As a Penny Stock, the Company's Common Shares may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Penny Stock Rule. This Rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally defined as individuals with a net worth in excess of US$1,000,000 or annual incomes exceeding US$200,000, or combined annual income with spouse of US$300,000).  For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

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

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

     Astris Energi Inc. ("AEI" or the "Company") was incorporated as Kayty Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. ("WLD") and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities. In February 1996, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of CDN$0.05 per warrant. Additionally, in June 1995, the Company changed its name to Astris Energi Inc. The purpose of the acquisition was for the Company to obtain a potentially promising business activity, and Astris Inc. was seeking to be part of a public company to facilitate raising working capital to further the development of its fuel cell research.  AEI began trading on the OTC.BB under the trading symbol “ASRNF” on June 20, 2001.

     The Company's principal business office is located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, Canada L5L 1X2 and its telephone number is (905)608-2000. The Company's e-mail address is questions@astris.ca. The Company maintains a website at www.astris.ca. The Company is not incorporating, by reference in this Form 20-F, the information on its website.

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

DESCRIPTION OF THE COMPANY'S BUSINESS ACTIVITIES

     Astris Energi Inc. is a Canadian (Mississauga, Ontario) company that since 1983 has been pioneering the development of alkaline fuel cell electric generators and now has a series of such power systems fully tested and ready for commercialization. While most fuel cell companies are targeting the eventual car-truck-bus market or large utility type generating stations, Astris has specialized, in one-to-ten kilowatt systems which have tremendous global market potential and anticipated earlier adoption. The company also anticipates linking modules together in larger units for larger applications.

     Since 1995, the Company has been engaged in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. Specifically, the Company's main focus has been to develop and market a number of alkaline fuel cell ("AFC") systems which could be used to provide backup or off-grid power, power golf cars and similar small vehicles. In March 2001, the Company completed an operating golf car powered by an AFC fuel cell system and in December 2003 unveiled the Model E8 Portable Power Generator that provides 2.4 kW for backup or off-grid power requirements.

    Working closely together with the company's development and manufacturing affiliate in the Czech Republic the Company has completed a series of alkaline fuel cell generators including:

     A 1-kilowatt portable system for extensive testing by the Czech military

     A 1-kilowatt fuel cell power generator capable of powering golf cars, in-plant delivery vehicles and other small vehicles required at airports, warehouses, retirement communities among others. This system was further integrated into the AFC Powered Golf Car.

     A 4-kilowatt power unit capable of providing electricity, heat and hot water for individual homes, motor homes and boats.

A 2.4-kilowatt portable power unit that can deliver backup power or portable power for a variety of applications.

     The company is now demonstrating the world's first alkaline fuel cell-powered golf car.  To realize the full potential of these markets, Astris intends to partner with or license major manufacturers in each field and initial negotiations have already begun.

     In addition, assuming success with the one to four kilowatt fuel cell projects, in the future the Company will also seek to develop and market AFC systems up to ten or more kilowatts for other uses, such as powering small vehicles, power supplies in individual homes and emergency, uninterruptible power supplies for telecommunications, hospital emergency rooms and computers.

     The past three years have yielded exceptional progress for Astris and worldwide leadership in alkaline fuel cell technology. With prospects currently in view, Astris has a series of separate field-tested systems ready to "go commercial".

DESCRIPTION OF FUEL CELLS

     Fuel cells are electrochemical devices that supply electricity directly from hydrogen without combustion and the associated noise and pollution. Applications are numerous and include three broad categories including portable, stationary and mobile. Astris fuel cells have excellent potential in all three market segments and current development is focused on those market segments that are expected to have earliest adoption. These early markets include stationary, portable and select mobile applications. Currently, many portable and stationary applications are  served by a combination of batteries and gasoline or diesel generators. Since fuel cells generate electricity in an efficient and clean manner from the electrochemical reaction of hydrogen and oxygen many early applications are available where existing technologies are otherwise eliminated. The fuel cell is a potential substitute for both mobile and stationary applications currently using a generator or gasoline powered engine today. Examples of these applications included all kinds of vehicles, home energy requirements, commercial buildings, remote sites and situations requiring electricity that are not connected to distributed power supplies. Hydrogen can be derived from a variety of sources including conventional fuels such as natural gas or propane, through chemical reactions and through electrolysis of water. Qxygen for Astris fuel cells is drawn from the air.

     Astris fuels cells are environmentally cleaner and designed to be more cost-effective than power generation using fossil fuels. Fuel cells produce little noise, some heat and water as a waste product. These benefits offer great advantages over gasoline generators, as such generators are often responsible for producing large amounts of air and noise pollution. In addition, fuel cells are nominally at least two times more energy efficient than current gasoline generators and perform at high efficiency over a wide range of power requirements.

     There are currently five basic types of fuel cell technologies: Alkaline ("AFCs"), Proton Exchange Membrane ("PEMFCs"), Phosporic Acid ("PAFCs"), Molten Carbonate ("MCFCs"), and Solid Oxide ("SOFCs"). All of these fuel cell chemistries are considered to have a variety of viable commercial applications. The five fuel cell types are divided into two groups; Low temperature (AFC, PEMFC) and High temperature (PAFC, MCFC, SOFC). The Company believes that low temperature fuel cells are the only fuel cells that currently have relevance for applications that require quick start-up and smaller size.  This premise is based on the fact that AFCs and PEMFCs operate at temperatures of 0 to 100 degrees Celsius and deliver power that is suited for smaller to mid-size applications.

     The largest issue hindering fuel cell production today is that fuel cells are still relatively expensive to produce. The high cost of manufacturing fuel cells is primarily due to the low volume of production that does not allow for economies of scale. As demand for fuel cells increases and research and development continues, the cost of manufacturing should be reduced to make alkaline fuel cells more competitive with traditional energy sources.

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

AFCs vs. PEMFCs

     Astris engineers have been engaged in development of alkaline fuel cells since 1983, deciding early that this technology had both technical and economic advantages over the PEMFC technology that was being pursued by most U.S. companies in the field. Both NASA and the Russian space program had chosen AFCs over PEMFCs to provide electricity, heat and pure water for all manned space vehicles.  This certainly supported the Astris' choice as a credible option. Additionally, developers in nearly all foreign countries have pursued alkaline technology.

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

ASTRIS FUEL CELL SYSTEM

     Fuel cells are like batteries that can be connected to a fuel source and therefore will not run down as long as fuel is supplied. They generate electric power in a chemical reaction between hydrogen and oxygen from the air. They are odorless, noiseless and produce no polluting emissions - their only by-products are pure water and heat. The fuel cells designed and built by the Company are AFCs. While both AFC and PEMFC fuel cells have potential environmental and efficiency advantages over traditional power sources, the Company believes that AFCs can be manufactured less expensively, operated more efficiently and therefore are more practical in small and medium sized applications.

ONE-KILOWATT SYSTEM

     The company first demonstrated the one-kilowatt commercial version in May 2001 - the fuel cell system replaces either the multiple batteries in an electric car, eliminating the long and expensive recharging or potentially the gasoline engine, eliminating noise and fumes, or. Furthermore, fuel cell power increases the utility of electric vehicles (EVs) considerably as the benefits of EVs are preserved (quiet, non-polluting) but the fuel cell system brings increased range and quick refill. The fuel cell needs only air and a bottle of compressed hydrogen gas, which can be refilled in less than a minute. Pure hydrogen is a common industrial gas and is widely available - just fill several bottles at a time to keep the fleet running without interruption.

     The same advantages apply for use of fuel cells to power a wide variety of small vehicles. All feature compact size, no polluting effluents and no noise - just smooth, steady power. The company is currently developing the next evolution of this system that doubles the power delivered in the same size unit.

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

     A similar version of this unit appears to be ideal to replace generators in RV vehicles since it would be quiet, emit no fumes and eliminate the gallon of gas per hour present generators consume. There are 3.5 million motor homes in the U.S. alone and a joint venture is planned to address the potential of this significant niche market.

     Yachts and boats comprise another huge prospective market where the fuel cell's benefits would be especially valuable, providing the same potential benefits as for the RV market.

PORTABLE FUEL CELL SYSTEM

     Also completed and delivered previously was the Company's first portable fuel cell generator. This portable, fully functional fuel cell power source was originally developed for the Czech Ministry of National Defense. It has many possible applications wherever a small amount of power is needed from a utility grid.

     This alkaline system will start and operate at temperatures under 0 degrees centigrade. This ability to work in extreme temperatures is one of several advantages alkaline fuel cells (AFC) have over the competing polymer electrolyte membrane (PEM) fuel cells being developed by others.

MODEL E8 PORTABLE AFC GENERATOR

A milestone for 2003 the E8 generator is powered by Astris' new POWERSTACK MC250 fuel cell, which has been designed, built and extensively tested over the past two years. MC250 fuel cells performed 30%-60% above the original design specification in these tests.

ALKALINE FUEL CELLS

     An AFC system is an assembly comprised of fuel cell "stack(s)", which generate electricity, together with ancillary components.  In an integrated assembly, these “stack(s)” constitute a complete, operating fuel cell system.

     The Company believes that all principal material developmental issues in alkaline fuel cell technology have been resolved by both the Company and the industry at large. However, the Company believes that continued research and development will improve alkaline fuel cell catalysts and electrode materials. This should improve the cost/performance ratio of alkaline fuel cells relative to more traditional energy sources.

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

     The Company is primarily targeting markets in North America and Europe for the sale of small stationary, portable and select mobile applications including light vehicles and emergency power supplies.

     In 2003 the Company unveiled a new, further optimized proprietary alkaline fuel cell stack, the POWERSTACK MC250 that could be used for fuel cell systems up to 10 kilowatts or more for use in uninterrupted power supplies, portable generators and small vehicles such as forklifts. The Company anticipates that such a fuel cell will be ready for commercial application within the next one to five years.

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

RESEARCH AND DEVELOPMENT

     AEI has been involved in fuel cell research since its formation in 1995.  More than CDN$5 million has been expended since then.  AEI had entered into the 1995 acquisition with WLD to be in a better position to raise capital for additional research and development. As sufficient financing was not obtained as part of the AEI acquisition, the research and development activities in Canada were curtailed. Because labor costs are significantly lower in the Czech Republic than Canada and the capital needs of Astris s.r.o. for research and development activities are less than what would have been required in Canada, the Company's research and development has primarily been carried out in the Czech Republic, through the Company's 30%-owned affiliate, Astris s.r.o.  In January 1995, pursuant to a license agreement, AI granted a non-exclusive license to Astris s.r.o. for the production and sale of products embodying or utilizing AI's fuel cell technology. The royalty fee is two percent (2%) of the net sale price of licensed products sold by Astris s.r.o. to third parties. Astris s.r.o. is obligated to grant the Company a free worldwide irrevocable license on improvements of, and additions to, the technology made by Astris s.r.o., and also to assign any patent rights thereto to the Company.  There have been no royalty payments made nor does the Company currently hold any patents.

     Astris s.r.o. has been engaged in fuel cell research and development since 1992. Its current research and development efforts are primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells.  These research and development efforts have also been focused on reduction of production costs, improving product quality and consistency, and on identifying new features and innovations for future product development. Funds advanced from the Company for expenditures on research and development at Astris s.r.o. were approximately CDN$416,000 for 2003. For the years ended December 31, 2003, 2002 and 2001, the Company expended a total of approximately CDN$1,229,184, CDN$197,488 and CDN$564,040 on research and development. The research and development budget for 2004 is contingent upon the Company's ability to raise capital.

    Since "going public" in Canada in December 1995, the Company's research and development activities have been performed both at the Mississauga, Ontario headquarters and at the Astris s.r.o. facility in the Czech Republic. Of the research and development completed in Canada during 2003, the Company received or received notification of investment tax credit refunds of $388,499.

     The Company's projected initial manufacturing research and development budget for 2004 is US$2 million subject to financing. Such amount will be used to continue development and begin production of the POWERSTACK MC250 fuel cell power module. If less than US$1 million is obtained from financing, the Company will reduce its research and development budget and the development and production of the fuel cell power module will continue, albeit at a slower pace. If no adequate funding is secured, the research and development of the Company's fuel cell products will have to be deferred until such financing is in place.

INTELLECTUAL PROPERTY

     In 1986, Josef V. Soltys of Mississauga, Canada (a shareholder and former director of the Company), assigned to AI a Canadian patent application for QUICKCELL, a test cell structure for fuel cell technology. The patent, Canadian Patent #1,295,679, issued February 11, 1992, expires February 11, 2009. The Company also holds a United States patent, #5,0008,162, which was issued on April 16, 1991, and expires on April 16, 2008, for the same product. A former employee of AI, who was a co-inventor of such technology, did not assign any right in such patents to the Company prior to his departure.  Management does not believe that these patents are material to the development of the intended business goal and the Company ceased maintaining the patent.  When appropriate the Company will seek patent protection for other aspects of its fuel cell technology. However, the Company's policy is to maintain the confidentiality of its products, and any disclosure in patent applications could threaten the security of such information.

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

     TESTMASTER is a powerful, integrated software package designed for testing fuel cells and batteries. TESTMASTER performs all the tasks required for short-term or long-term testing of fuel cells or batteries, monitoring, control, data collection and storage, and graphical data representation.

     POWERSTACK MC250. In December 2003, the Company unveiled the first MC250 fuel cell module for commercial power generators in portable, stationary and vehicular applications. The MC250 was developed using the alkaline technology, which is more efficient, starts instantly, operates over a wide temperature range and is less expensive than the Proton Exchange Membrane technology. In early test results the POWERSTACK MC250 performed 60% over the original design specification.  The POWERSTACK MC250 makes a large step in increasing power density and overall performance when compared its predecessor the LABCELL.  This is the first Astris model that will enter, when in pilot production, the varied global commercial fuel cell markets.

     Model E8 Portable Power Generator. Another advanced fuel cell system, the E8 fuel cell generator, is being partially developed by the Company's Czech Republic affiliate in a joint project partially funded by the Czech Ministry of Industry and Trade.

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

     The Company's small products have been sold by mail order over an  Internet website created for the Company by Macnor Corp. Macnor Corp. pays the Company a fee of five percent (5%) of the sales price. See Item 7 "Major Shareholders and Related Party Transactions" of this Report. This agreement has been terminated as of May 31, 2003 and the Company maintains its own website and consummates the sales directly.

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

 In September 2003 the Company signed a letter of intent with AEC for a proposed joint venture which would combine these fuel cell and hydrogen technologies to produce and sell complete stationary electric power systems for the household and business markets.

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

     The Company has always believed that its main competitor is Ballard Power Systems ("Ballard"), located in Vancouver, Canada, which concentrates on PEMFCs. Ballard enjoys the most high-profile status of any fuel cell developer in the world today.  Because of its market status, any developer of AFC or PEMFC technology must compete directly or indirectly with Ballard.  There are no barriers to Ballard, or any other known or unknown competitor of the Company, entering the market covering stationary power, portable power and lightweight vehicles that the Company is focusing on.

     Astris has essentially no competition in any application area using alkaline fuel cells where its under-10 kilowatt power systems are targeted. In addition to mobile applications, the Company is also focusing on the potential market in stationary applications of small-capacity fuel cells, as are other fuel cell companies. There are several competitors in this market.

     Apart from specific market competition, the Company believes that AFCs have inherent advantages over PEMFCs, regardless of specific applications. AFCs use potassium hydroxide electrolyte, a chemically basic substance, while PEMFCs are chemically acidic, requiring platinum as a catalyst. They also use an expensive membrane as an electrolyte. In addition, AFCs have been scientifically proven to be 10% more energy-efficient than PEMFCs and offer a higher electricity yield from a given quantity of fuel. That is to say, while PEMFCs might be 40-50% efficient, AFCs are 50-60% efficient. This provides a significant advantage in terms of raw energy consumption and cost savings. In addition, AFCs are able to start instantly, without warm-up, and operate at low temperatures, even below freezing, to minus 30-40 degrees Celsius. PEMFCs can only operate above freezing from 0 degrees Celsius to 80 degrees Celsius.

LEGAL PROCEEDINGS

     On November 10, 1999, E. Roy Birkett, a former director and officer of the Company, instituted an action against the Company in the Superior Court of Justice (Ontario) (File No. 99-CV-179868) seeking recovery of CDN $315,000 he had advanced on behalf of the Company. Mr. Birkett was President of the Company in 1995 when it acquired Astris Inc. Included in a March 1995 Letter of Intent for the acquisition of Astris Inc. was the binding obligation of Mr. Birkett and the other then principals of the Company to advance funds to keep AEI operating until such time as they had raised or arranged a financing for the Company of a minimum of US$10,000,000. Such financing was never obtained. Mr. Birkett originally sought actual damages in excess of CDN $315,000, plus costs.

     In February 2001, Mr. Birkett's counsel requested the Company to consent to an expansion of Mr. Birkett's initial claim to CDN $1,942,301 in order to cover additional expenses he allegedly incurred on behalf of the Company in 1995 with regards to the proposed financing. The Company has chosen not to oppose this request as Canadian civil procedure allows permissive amendments to pleadings up until judgment. The pretrial hearing was held on July 12, 2002, before an independent judge in the Ontario Court.

     The trial date was scheduled for October 7, 2002. Subsequent to quarter ended September 30, 2002, the lawsuit was dismissed by the Superior Court of Justice of Ontario. The Company was successful in its defense and the entire claim was dismissed.

On December 18, 2002, the court ordered Mr. Birkett to pay CDN$81,000 to the Company as partial indemnity for the legal costs it incurred in its successful defence.  Mr. Birkett appealed to the Ontario Court of Appeal from the judgment dismissing his claim.  Subsequent to the 2003 year end, the Ontario Court of Appeal unanimously dismissed the appeal on June 15, 2004.  The Company was awarded costs in the amount of CDN$20,000.

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

C.  ORGANIZATIONAL STRUCTURE.

     The Company has a subsidiary, Astris Inc. ("AI") and an affiliate Astris s.r.o.  AI was incorporated initially as Astris Science Inc. on April 8, 1983, in the Province of Ontario, and changed its name to Astris Inc. in 1986. The Company also owns a 30% minority interest in Astris s.r.o., which was organized under the laws of the Czech Republic. The remaining 70% interest in Astris s.r.o. is owned by Macnor Corp., an Ontario corporation that is wholly owned by Jiri K. Nor, an Executive Officer, Director and principal shareholder of the Company. Unless otherwise indicated or outside the context of the disclosure, all references to the Company shall include AI and Astris s.r.o.

D.  PROPERTY, PLANT AND EQUIPMENT (FIXED ASSETS).

     AEI has leased an 3,750 square foot industrial unit located at 2175 Dunwin Drive, Mississauga, Ontario, Canada for a period of three years ending October 31, 2005.  The minimum annual lease payments under the terms of the existing lease are CDN$39,360 to October 31, 2004 and CDN$40,560 to October 31, 2005, plus proportionate share of common costs.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following is a discussion of the results of operations and financial condition of the Company for the fiscal years ended December 31, 2003, 2002 and 2001.  The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.  Differences between Canadian GAAP and United States GAAP can be found in Note 14 of Item 17 of this filing.  This discussion should be read in conjunction with the consolidated financial statements and notes thereto forming a part of this annual report.

The Company restated its fiscal 2002 and 2001 Canadian financial statements. The net effect of the adjustments was an $83,354 increase in the net loss in 2002, to $743,472 and $111,571 in the net loss in 2001, to $705,555, and a $78,644 increase in the deficit as of January 1, 2003 to $3,321,201.

Adjustments to the financials include the expensing of non-employee stock-based compensation, accounting for warrants attached to private placements as contributed surplus and reversal of a previously recorded $315,287 advance from related parties, first recorded in 1995 as a liability.  In 2003, the Company began expensing all employee stock-based compensation.

     The auditors’ reports to the Company's audited financial statements note that the Company's ability to continue as a going concern is in substantial doubt. It is dependent on the ability of the Company to raise additional long-term financing, either from its own resources or from third parties, the successful commercialization of one or more of the Company's research projects, and attaining profitable operations.

     As noted under “Liquidity and Capital Resources” herein, the future of the Company is dependent upon its ability to raise additional capital to fund the commencement of the commercialization of products based upon the Company’s fuel cell technology. Management is of the opinion that the Company should continue to exist and grow, based upon encouraging results of research and development to date, recent world-wide interest in fuel cell technology and the completion of the golf car program. With the advancement of this research and development program, and the completion of the Company’s POWERSTACK MC250 program, the Company is in a better position to pursue financing in the form of private placements of its Common Shares.

The following discussion, as well as other sections within this annual report, contain forward-looking information which is based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied.  The forward-looking information contained in this document is current only as of the date of the document.  There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

A.  OPERATING RESULTS.

     The financial statements included in this report are stated in Canadian dollars.

In 2003, revenue from the sale of fuel cells and related products and contract work was $67,870 compared with $180,168 in 2002 and $35,104 in 2001. In 2003, contract work and the sale of products to unrelated third parties was higher than in 2002, but much of the contract work with its equity investee Astris s.r.o. did not result in the recognition of revenue in 2003. Another reason for the decline was the company’s focus on developing its POWERSTACK™ MC250 power module and E8 power generator. Contract work for the Company to s.r.o. amounted to $45,901 in 2003, $140,575 in 2002 and $ nil in 2001. Sales of fuel cells and related products to unrelated parties in 2003 amounted to $7,008 in Canada and $14,961 internationally; in 2002, sales amounted to $591 in Canada, and $39,002 internationally; in 2001, sales amounted to $11,518 in Canada, and $23,586 internationally.

     No one customer accounted for a majority of the sales of the small fuel cells and related products. Throughout its history, the Company's expenses have varied based upon the amount of funds available to the Company.

     Expenses totaled $2,274,839 in 2003, compared with a restated amount of $800,822 in 2002 and restated amount of $778,748 in 2001. The main increase was in subcontract work, to $1,229,184 in 2003 from a restated amount of $197,488 in 2002.  The increase reflects primarily an increase in research and development work on the Company’s POWERSTACK™ MC250 power module and 2.4 kW model E8 portable power generator project, readying them for pilot production in 2004.

General and administrative expenses were also significantly higher, at $866,224 compared with a restated $299,537 in 2002 and $65,548 in 2001.  This reflects mainly additions to management, and the expensing of employee stock-based compensation commenced in 2003.

Professional fees were $145,100 compared with restated $254,487 in 2002 and $119,910 in 2001, reflecting the Company’s increase in legal costs associated with the Birkett trial.  Cost of sales decreased by $31,141 between 2003 and 2002, due primarily to the decrease in sales.  The foreign exchange gain was lower at $1,538 compared with $13,746 restated in 2002 and $7,751 restated in 2001, reflecting the significant fluctuation in the US dollar and increase in US funds in the bank.

The Company reported a net loss of $2,206,969 (a loss of $0.124 per share basic and diluted) in 2003, compared with a restated loss of $743,472 ($0.053 per share basic and diluted) in 2002 and a restated loss of $705,555 ($0.058 per share basic and diluted) in 2001.  The increase in the loss primarily reflects the combination of reduced revenue and increased expenses.

B.  LIQUIDITY AND CAPITAL RESOURCES.

The Company had an operating cash flow deficit of $1,156,031 in 2003, compared with a restated operating cash flow deficit of $380,285 in 2002 and $409,474 in 2001.  The company invested $15,357 in plant and equipment in 2003. Expenses were offset by financings through private placements totaling $1,265,235 for a net increase in cash at year end of $93,847, resulting in cash at year end of $347,785, providing the Company with 4 months operating capital at current burn rates.

At year end, the Company had $435,235 of assets, and a shareholders’ deficiency of $135,975 compared to a shareholders’ equity of $135,620 in 2002 and shareholders’ deficiency of $207,150 in 2001.

The company plans to finance operations including pilot production through the continuing sale of fuel cells, related products and contract work, new business partnerships with early adopters of the fuel cell, and additional long-term financing through private placements.  The company additionally will capitalize on available government incentives for alternative energy development. Government incentives recovered in 2003 amounted to $388,499 in the form of refundable investment tax credits.  This figure included credits for years ending in 2002 and 2001.

The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products.

The Company does not have any off-balance sheet arrangements.  The Company will be reviewing the provisions of FIN46 (variable interest entities) to determine if those provisions will require further accounting in the future.

A financing agreement dated May 22, 2003 with First Energy Advisors Inc. (First Energy) states that First Energy will put forth its best efforts to raise up to US$10,000,000 in stages.

C.  PROSPECTS

Currently management is in discussions with a number of parties that are interested in becoming customers and/or joint venture partners.

In August 2003, the Company announced it had signed a letter of intent (LOI) with Alternate Energy Corporation (AEC), a Nevada based corporation to form a joint venture.  The proposed joint venture planned to combine the Company’s fuel cell and hydrogen technologies to produce and sell complete back up stationary electric power systems for household and business markets.  In May 2004, a value-added reseller agreement was signed between the two companies.  AEC will act as a value-added reseller for Astris generators.  All products that include any part of Astris technology will be appropriately identified with Astris logos or trademarks.  Astris will provide necessary publicity material and training to AEC representatives as required.  In the event any intellectual property is created as a result of this agreement, the property created with respect to Astris generator will be owned by Astris and property created with respect to AEC hydrogen generator will be owned by AEC.  Any other intellectual property will be the owned by the creator.

D.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     See "Research and Development" in Section 4.

E.  TREND INFORMATION.

Independent researchers forecast that fuel cells will prove to be a transformational technology, once remaining cost, technical and public acceptance hurdles are overcome.

The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:

•

Capital available to fund further development of technology

•

The level of government commitment to develop a clean energy economy, which currently is greater in Europe, Japan and Canada than in the U.S.

•

The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

There are a number of factors contributing to growing demand for fuel cells, including:

•

Increasing demand for reliable power

o

accentuated by power blackouts of recent years

•

Deregulation of power markets and introduction of competition

•

Environmental/political concerns

•

Developing regions without power grids

•

Geographic considerations/remote power; and

•

Distributed power generation

The Company hired H. David Ramm as Executive Vice President, heading up business development. Mr. Ramm is a widely experienced corporate executive in the field of alternate energy systems and formerly Chairman and CEO of International Fuel Cells (now UTC Fuel Cells, a division of United Technologies Corporation). Under Mr. Ramm’s leadership, UTC developed the first-ever commercialized fuel cell.

The Company engaged First Energy Advisors in mid-2003, with the objective of raising US$10 million in stages over two years to support its growth strategy. During 2003, the Company raised $1,265,235 through private placements of shares and warrants, compared with $635,031 in 2002.

The Company hired Peter Nor as Vice President Marketing in January 2004. He has professional experience as a Network and Business Planner for Nortel Networks and as a Research Council Officer at the Institute for Aerospace Research of the National Research Council of Canada.

The Company contracted Claude L. Rivoire, an internationally recognized fuel cell specialist, to lead the development of the Company’s semi-automatic pilot production facility. Mr. Rivoire has an outstanding track record in industrial automation, production technology and plant management, spanning the transportation industry (buses and industrial vehicles), the food and high-tech rubber industries and, since 1997, the fuel cell industry.

In December 2003, the Company cleared its POWERSTACK™ MC250 power module for pilot production commencing in 2004, and unveiled its 2.4 kW model E8 portable power generator which was co-financed by the Czech Republic.

In May 2004, the Company approved the blueprint for its manufacturing facility to produce the POWERSTACK™ MC250 and E8 generator on a pilot production basis, and is now assembling its pilot production manufacturing facility in the Czech Republic for start up in late summer 2004.

In May 2004, the Company signed an agreement with  Alternate Energy Corporation (“AEC”, OTCBB: ARGY), whereby AEC becomes a value added reseller (VAR) for the Company’s AFC power generator products. The VAR relationship permits the Company access to AEC’s substantial customer prospects and distribution arrangements, and enables AEC to use the Company’s AFC for demonstration and sales purposes.  This VAR arrangement enables AEC to demonstrate and make available a combined fuel cell power pack for sale to major corporate customers, utility customers, as well as demonstration with U.S. Federal energy authorities.  The Company sees AEC’s fast product deployment program now underway as a good channel to the market.  This agreement is consistent with the Company’s business strategy to partner with OEMs to advance pilot-scale production of our AFC to full-scale production.

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

CONTRACTUAL OBLIGATIONS

There are no contractual obligations to be disclosed.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

     A. DIRECTORS AND SENIOR MANAGEMENT.

     The following table sets forth the name, age and office held with the Company as of June 15, 2004 and the period during which such person has served as a Director, Executive Officer and/or senior management.

---------------------------------------------------------------------------

Name                    Age    Office Held                 Director Since

----                    ---    -----------                 --------------

Jiri K. Nor              64    President, Chief Executive  1996

                               Officer and Director

Gerald A. Crawford (1)   70    Director                    1996

Arthur Laudenslager      77    Director                    2003

Gordon T. Emerson(1)     66    Director

     1999

Anthony Durkacz(1)       28    Vice President Finance      2003

 Treasurer and Director

H. David Ramm

 52    Executive Vice President    Special Advisor to Board

Peter Nor

 33

 Vice President Marketing    Not a Director

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

     Gerald A. Crawford, PhD has been a Director of the Company since March 1996, and has been associated with Astris Inc. since 1987 in marketing and public relations areas. He is a trained metallurgical engineer, and was associated with various companies from 1960 to 1987.  Since 1989, he has been a self-employed consultant primarily in the area of metallurgical engineering environmental matters to the nickel industry, providing services to corporate clients, including Astris, for the past 12 years.  His career embraces process research, patents, metal marketing and alternate energy technologies.

Arthur E. Laudenslager was formerly a senior officer and director of several public and private corporations, is currently Vice President, First Energy Advisors Inc., and a business consultant who brings to the Astris Energi Board a great deal of experience and knowledge in corporate structure and financing.

Gordon T. Emerson has been a Director of the Company since 1999 and was its Treasurer and Chief Financial Officer until July 2003. During his career, Mr. Emerson has raised capital for a number of Canadian companies, including Spar Aerospace, Corona Mining and Morgan Hydrocarbons. For more than the past five years, he has been a consultant to public companies in Canada with respect to capital structure and financing transactions.

     Anthony Durkacz, Vice President Finance, is a graduate of Brock University in Business Administration, and joined the Astris team in summer 2002. He served previously as Manager of Foreign Exchange on the capital market trading floor with TD Securities in Toronto, and as President of Fortius Research and Trading (“Fortius”), an investment company servicing high net worth clients.

H. David Ramm, MBA, is a widely experienced corporate executive in the field of alternate energy systems. He was formerly Chairman and CEO of International Fuel Cells (now UTC Fuel Cells, a division of United Technologies Corporation), Managing Director of Enron's renewable energy business and former President and CEO and Director of Integrated Electrical Services (a Fortune 1000 firm). Under Mr. Ramm’s leadership, UTC developed the first-ever commercialized fuel cell, a 200kW phosphoric acid fuel cell power plant sold under warranty as the power source of back-up generators for mission critical applications.

Peter K. Nor, P.Eng, MBA, is a professional engineer with solid experience in both technical marketing and research and development.  He has professional experience as a Network and Business Planner for Nortel Networks and as a Research Council Officer at the Institute for Aerospace Research of the National Research Council-Canada.  Mr. Nor joined Astris in 2004.

     There is a direct family relationship between Jiri Nor and Peter Nor.  There are no other family relationships between any of the persons above, nor are there any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B.  COMPENSATION

For the 2003 fiscal year, the Company paid compensation for salary of CDN$113,998 in cash.  Macnor Corp. received CDN$103,998, Mr. Emerson received CDN$nil and Fortius received CDN$10,000.  In addition, the Company issued Common Shares at market value in lieu of cash to its Executive Officers for services rendered to the Company. (See below).

     For the 2002 fiscal year, the Company paid compensation for salary of CDN$36,000 in cash. Macnor Corp. received CDN$36,000 and Mr. Emerson received CDN$nil. In addition, the Company issued Common Shares at market value in lieu of cash to its Executive Officers for services rendered to the Company. (See below).

     For the 2001 fiscal year, the Company paid compensation for salary of CDN$46,000 in cash.  Macnor Corp. received CDN$36,000 in cash and Mr. Emerson received CDN$10,000.  In addition, the Company issued Common Shares at market value in lieu of cash to its Executive Officers for services rendered to the Company. (See below.)

     There does not currently exist any compensation arrangement for any of the Directors, nor does the Company have any pension, retirement or similar plan for its Executive Officers or Directors.

The Company has stock option plans for its employees and consultants who are regarded as integral to the benefit and progress of the Company and its operations.  Options are normally issued as a bonus of employment or are tied into performance related compensation.  Performance related compensation includes completion of research and development projects within specific timeframes and budget, achieving financial targets on behalf of the Company or introduction/referral/ completion of business agreements or arrangements.  In general, the minimum vesting requirement of options issued is one year.  The maximum term of options is five years from the grant date.  Normally the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

On October 30, 2002, the Board of Directors passed a resolution authorizing an amendment to a stock option plan dated September 25, 2001, increasing the number of shares available in the plan by 1,400,000 shares, to a total of 2,600,000 shares.  The amendment was adopted by the Company’s shareholders at its annual and special meeting of shareholders held in November 2002.  All features of the plan remain unchanged.  This brought the total number of shares available in all plans to 3,600,000 shares.

On November 12, 2001, the Directors approved the allocation of options to Jiri Nor, President, as eligible under the 2001 Stock Option Plan.  The option for 300,000 shares is vested to Mr. Nor at an exercise price of US$0.24.  The option must be exercised on or before the established deadline of November 12, 2006.

On November 12, 2001, the Directors approved the allocation of options to Gordon Emerson, as eligible under the 2001 Stock Option Plan.  The option for 300,000 shares is vested to Mr. Emerson at an exercise price of US$0.24.  The option must be exercised on or before the established deadline of November 12, 2006.

On July 22, 2002, the Directors approved the allocation of options to Anthony Durkacz, Vice President of Finance, as eligible under the 2001 Stock Option Plan. The option for 250,000 shares is vested to Mr. Durkacz at an exercise price of US$0.20. The option must be exercised on or before the established deadline of July 22, 2007.

On September 9, 2003, the Directors approved the allocation of options to H. David Ramm, Executive Vice President, as eligible under the 2001 Stock Option Plan. The option for 250,000 shares is vested to Mr. Ramm at an exercise price of US$0.50. The option must be exercised on or before the established deadline of September 9, 2008.

The following table outlines the options and warrants that are outstanding as of June 15, 2004 of the directors and senior management of the Company:

      Name                 Number of Shares     Exercise Price      Expiry

      -------------------------------------------------------------------

      Jiri Nor                 50,000           US$0.505

08/15/05

Jiri Nor

300,000

US$0.24

11/12/06

      Gordon Emerson          250,000          CDN$0.25

03/08/05

      Gordon Emerson           50,000           US$0.505

08/15/05

Gordon Emerson

300,000

US$0.24

11/12/06

Anthony Durkacz

112,500

US$0.50

04/24/05

Anthony Durkacz

250,000

US$0.20

07/22/07

H. David Ramm

250,000

US$0.50

09/09/08

C.  BOARD PRACTICES.

     The Board of Directors may consist of from three to ten members, and currently consists of five members. Each Director is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The next annual meeting will take place on September 1, 2004.

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

     Gerald A. Crawford, Gordon T. Emerson and Anthony Durkacz are members of the Company's Audit Committee. There are no additional committees of the Board.

D.  EMPLOYEES.

     AEI and AI presently have four Officers and seven other employees, including a full-time lab technician and bookkeeper, and two part-time technical experts. The President is also the General Manager of the current project on a full-time basis. Job descriptions for employees in such small, entrepreneurial companies as the Company tend to be rather flexible, but clearly the principal role of the General Manager is to oversee the progress of the current project to ensure it is completed satisfactorily, on budget and on time. The executive assistant is responsible for reception, bookkeeping, and other details of general office administration, including assisting the General Manager.  The present employees are not represented by a labor union. The Company considers its relationship with its employees to be satisfactory.

E.  SHARE OWNERSHIP.

     The following table lists, as of June 15, 2004, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

                                        Amount and Nature        Percent

    Name                               of Beneficial Owner       of Class

    ----                               -------------------       --------

Jiri K. Nor (1)                                2,265,102           10.55%

Gerald A. Crawford (2)                           860,073

  4.01%

Arthur Laudenslager(3)                            84,500            0.39%

Gordon Emerson (4)                               619,000            2.88%

Anthony Durkacz (5)                              197,355            0.92%

H. David Ramm

  24,380

  0.11%

Peter Nor (6)

  30,000

  0.14%

All executive Officers and Directors as        4,080,410            19.00%

    a group

  ---------------------------------------------------------------------------

(1)  Includes (i) 1,550,129 Common Shares held by Jiri K. Nor and (ii) 506,304

     Common Shares held by Macnor Corp. and (ii) 208,669 Common Shares held by his wife, Jana Nor.

(2)  Includes (i) 580,987 Common Shares held by Gerald A. Crawford and (ii)

     279,086 Common Shares held by his wife, Gail Crawford.

(3)  Includes (i) 77,500 Common Shares held by Arthur Laudenslager and (ii) 7,000

     Common Shares held by First Energy Advisors.

(4)  Includes (i) 25,000 Common Shares by Gordon T. Emerson, (ii) 341,465

     Common Shares by his wife, Barbara Emerson, (iii) 207,535 Common

     Shares by Mr. Emerson's children, and (iv) 45,000 Common Shares by relatives.

(5)  Includes (i) 94,100 Common Shares by Anthony Durkacz and (ii) 103,255 Common

     Shares by Fortius Corp.

(6)  Includes 30,000 Common Shares held by Macnor Corp.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED AND NON-RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

     The following table lists, as of June 15, 2004, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

  Name                              Amount and Nature      Percent

                                   of Beneficial Owner     of Class

  ----------------------------------------------------------------------

  Jiri K. Nor (1)                       2,265,102           10.55%

  ----------------------------------------------------------------------

(1)  Includes (i) 1,550,129 Common Shares held by Jiri K. Nor and (ii) 506,304 Common Shares held by Macnor Corp. and (ii) 208,669 Common Shares held by his wife, Jana Nor.

     There has been significant change in the percentage ownership held by the major shareholder during the past three years due to dilution incurred by private placements and the issuance of Common Shares to reduce debt.

     The Company's major shareholder does not have any different voting rights than other holders of the Common Shares.

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

B.  RELATED PARTY TRANSACTIONS.

     In the past, certain Directors of the Company funded the Company’s operating expenses by loaning funds to cover its ongoing requirements. The Directors have agreed to support the Company until a suitable joint venture or private placement is completed.

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

On June 11, 2001, the Company issued 68,935 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of US$0.52 per share:

        Director

            13,397 shares

        Company controlled by a director

        and officer

55,538 shares

On August 10, 2001, the Company issued 195,300 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of US$0.35 per share:

        Director

            43,500 shares

        Director

43,500 shares

        Company controlled by a director

        and officer

85,200 shares

        Director and Officer

23,100 shares

On September 25, 2001, the Company issued 92,000 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of US$0.24 per share:

        Director

            13,250 shares

        Director

13,250 shares

        Company controlled by a director

        and officer

39,750 shares

        Director and Officer

25,750 shares

On December 31, 2001, the Company issued 42,500 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of US$0.30 per share:

        Company controlled by a director

        and officer

42,500 shares

On March 27, 2002, the Company issued 363,225 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company.  The Company approved the issuance of the following shares at a price of US$0.20 per share:

Director and officer

51,800 shares

Company controlled by a director

and officer

          164,125 shares

Director

                 25,750 shares

     Former director                     77,800 shares

     Director and officer

     43,750 shares

On July 2, 2002, the Company issued 172,775 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of US$0.20 per share:

      Director and officer

      74,000 shares

      Company controlled by a director

      and officer

98,775 shares

On October 18, 2002, the Company issued 121,925 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of US$0.20 per share:

      Director and officer

23,625 shares

      Company controlled by a director

      and officer

37,800 shares

      Director and officer

60,500 shares

On January 10, 2003, the Company issued 192,685 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants that provided services or benefits between October and December 2002 to the Company. The following issuance of shares was approved at a price of US$0.29 per share:

Company controlled by a director

and officer

26,775 shares

Director and officer

99,810 shares

Company controlled by a director

and officer

20,600 shares

Director

45,500 shares

     On May 8, 2003, the Company issued 103,290 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company.  The following were provided compensation for services as noted at a price of US$0.56 per share:

Company controlled by a director

and officer

14,640 shares

Director and officer

58,160 shares

Company controlled by a director

and officer

30,490 shares

On July 16, 2003, the Company issued 63,700 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company.  The following were provided compensation for services as noted at a price of US$0.53 per share:

Company controlled by a director

and officer

18,200 shares

Director and officer

10,500 shares

Company controlled by a director

and officer

35,000 shares

On August 11, 2003 the Company issued 19,750 shares of common stock as a severance package at a price of US$0.51 per share to a senior executive.

On October 28, 2003, the Company issued 43,900 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company.  The following were provided compensation for services as noted at a price of US$0.55 per share:

Company controlled by a director

and officer

20,200 shares

Officer

 3,500 shares

Company controlled by director

and officer

20,200 shares

On December 16, 2003, the Company issued 35,000 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company.  The following were provided compensation for services as noted at a price of US$0.43 per share:

Company controlled by a director

and officer

35,000 shares

     As of September 13, 1999, the Company entered into a royalty arrangement with Macnor Corp., an Ontario corporation ("Macnor"), which is wholly-owned by Jiri K. Nor, President, Chief Executive Officer and Director of the Company. This arrangement calls for Macnor to sell certain fuel cell products, developed and manufactured by Astris s.r.o. (small fuel cells), through a website and mail order opened and operated by Macnor. Macnor is to pay an annual royalty equal to five percent (5%) from all sales of such goods, based upon gross revenues. No royalty was paid for fiscal 2000. In the year 2001 the Company recognized revenues of CDN$1,201 related to this arrangement, CDN$2,476 in the year 2002 and CDN$837 in the year 2003. This agreement has been terminated as of May 31, 2003.

     Macnor Corp. also owns 70% of Astris s.r.o., which presently conducts a substantial portion of the research and development of the Company. The Company owns the remaining 30% of Astris s.r.o.

Anthony Durkacz is president and CEO of Fortius Research & Trading. Fortius is 100% owned by Anthony Durkacz.

Arthur Laudenslager is Vice President of First Energy Advisors.  First Energy Adivsor is 33.33% owned by Arthur Laudenslager.

     At year end December 31, 2003, the Company owed CDN$100,000 in principal and CDN$21,000 of accrued interest to Mr. Blenkarn, a Former Director (CDN$8,400), Mr. Crawford (CDN$4,200) and Mr. Nor (CDN$8,400), as payment for advances made by them to the Company under the terms of a debenture, dated September 30, 1996. The amount owed is secured and bears interest at twelve percent (12%) per annum. Mr. Blenkarn, Mr. Crawford and Mr. Nor have agreed that they will not demand repayment of the principal and interest until after January 1, 2005. The amount owed is collateralized by a lien on all of the assets and business of Astris Inc.

     The management of the Company believes that each of the aforementioned transactions was on terms as fair to the Company as any which could have been made with unaffiliated parties.

C. NON-RELATED PARTY COMMON STOCK TRANSACTIONS.

On June 11, 2001, the Company agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price of US$0.52 per share:

Non-related parties

76,000 shares

On August 10, 2001, the Company agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price of US$0.35 per share:

Non-related parties

29,300 shares

On September 25, 2001, the Company agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price of US$0.24 per share:

Non-related parties

40,400 shares

On December 31, 2001, the Company agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price of US$0.30 per share:

Non-related parties

83,000 shares

On March 27, 2002, the Company agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price of US$0.20 per share:

Non-related parties

79,000 shares

On July 2, 2002, the Company agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price of US$0.20 per share:

Non-related parties

     131,000 shares

For services provided between July and September 2002, the Company issued 135,100 shares of common stock to settle obligations owing to certain individuals and companies.  The following shares were issued at a price between US$0.20 and US$0.25 per share:

Non-related parties

     135,100 shares

For services provided between October and December 2002, the Company issued 160,950 shares of common stock to settle obligations owing to certain individuals and companies.  The following shares were issued at a price between US$0.23 and US$0.29 per share:

Non-related parties

     160,950 shares

On January 10, 2003, the Company agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price at US$0.29 per share:

Non-related parties

75,000 shares

On May 8, 2003, the Company agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price at US$0.56 per share:

Non-related parties

30,652 shares

On July 16, 2003, the Company agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price at US$0.53 per share:

Non-related parties

48,470 shares

On October 28, 2003, the Corporation agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price at US$0.55 per share:

Non-related parties

43,960 shares

On December 16, 2003, the Corporation agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price at US$0.43 per share:

Non-related parties

11,000 shares

D. INTERESTS OF EXPERTS AND COUNSEL.

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     Reference is made to Item 17 for a list of all financial statements and notes related thereto filed as part of this Annual Report.

A.6. EXPORT SALE DISCLOSURE

In 2003, the Company had export sales in the amount of $60,862.  In 2002, the Company had export sales in the amount of $179,577.  In 2001, the Company had export sales in the amount of $23,586.

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

ITEM 9. THE OFFER AND LISTING.

MARKETS AND PRICE HISTORY OF THE COMPANY'S STOCK.

     As of June 15, 2004, the Company had approximately 283 stockholders of record for its Common Shares and 21,465,243 Common Shares were issued and outstanding. The Company believes that there are a considerable number of beneficial holders of the Common Shares, as a substantial number of Common Shares are held of record by principal depositories in Canada and the United States. As at June 15, 2004, the shareholder list showed 281 registered shareholders holding a total of 3,790,608 Common Shares, 4,835,192 Common Shares in the name of Cede & Co and 12,839,443 Common shares in the name of CDS & Co (the depository in Canada).

     The Common Shares were previously traded in Canada on the Canadian Dealing Network (CDNX), but presently has an inactive listing on the CDNX. The Company would seek to reactivate such listing once it meets the initial listing requirements of the TSX. The Company does not presently meet the following requirements to qualify to list on the TSX: net tangible assets of CDN$750,000, unallocated funds of CDN$100,000 and/or the required amount of working capital to cover the Company's administrative expenses for 12 months. Since June 20, 2001, the Company's Common Shares have been posted for trading on the O.T.C. Bulletin Board under the symbol ASRNF. The quarterly high and low prices for the past two fiscal years are tabulated below:

         2002                   High             Low

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

        -------------------------------------------------

         2003                   High

       Low

        -------------------------------------------------

         First                  .90              .42

        -------------------------------------------------

         Second                 .65              .42

        -------------------------------------------------

         Third                 1.11              .35

        -------------------------------------------------

         Fourth                 .87              .40

        -------------------------------------------------

     The following table sets forth the high and low market prices for each of the past six months:

        -------------------------------------------------

         Month           High, US$/share   Low, US$/share

        -------------------------------------------------

         2004

        -------------------------------------------------

         January               $.67             $.49

        -------------------------------------------------

         February               .63              .43

        -------------------------------------------------

         March                  .52              .41

        -------------------------------------------------

         April                  .56              .40

        -------------------------------------------------

         May                    .51              .37

        -------------------------------------------------

         June (through

               June 15)         .51              .40

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

C.  MATERIAL CONTRACTS

     The Company entered into a value added reseller agreement with Alternate Energy Inc., as previously mentioned under Item 5C “Prospects”.

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

     A non-resident who holds Common Shares as capital property will not be subject to tax on capital gains realized on the disposition of such Shares unless such Shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty.  However, the Common Shares of Astris are taxable Canadian property because they are not traded on a prescribed stock exchange.  This creates Canadian filing requirements for non-residents.

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

There may be tax consequences if the Company is considered a passive foreign investment company.

If dividends were to be declared, they could be treated as dividends from a qualified foreign corporation and, accordingly, be subject to a 15% U.S. tax rate.

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

     A redemption will completely terminate the holder's interest in the Company if, as a result of the redemption, the holder no longer has any stock interest in the Company, directly or constructively after application of the attribution rules of Section 302(c) of the Code. A redemption will be "substantially disproportionate" with respect to the holder if (1) the ratio of the voting stock owned by the holder (including stock attributed to the holder under Section 302(c) of the Code) immediately after the redemption to all the voting stock of the Company is less than 80% of the same ratio for the voting stock owned by the holder immediately before the redemption, (2) there is a similar percentage reduction in the ownership by the holder of Common Shares of the Company, and (3) the holder owns less than 50% of the voting stock of the Company. Whether a redemption is "not essentially equivalent to a dividend" with respect to a holder will depend upon the holder's particular circumstances. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if such shareholder has a reduction in his percentage stock ownership. In determining whether any of the foregoing tests have been satisfied, the holder is deemed, under the constructive ownership rules of Section 302(c) of the Code, to own any Common Shares in the Company owned by certain related persons and entities and any Common Shares which the holder or certain related persons and entities have an option to acquire. However, because of the ambiguities in applying the foregoing rules, holders should consult their tax advisors to determine whether a redemption of Common Shares will be treated as a dividend or as a payment in exchange for the Common Shares of the Company.

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

I.  SUBSIDIARY INFORMATION

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK.

     The Company does not have any significant exposure to changes in interest rates.

IMPACT OF CURRENCY FLUCTUATIONS

     The Company's operating expenses are primarily paid in Canadian dollars.  Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company's results of operations. In particular, the Company may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar. The Company has not previously engaged in, and does not now intend to enter into, any currency hedging or other similar currency hedging transactions. The Company may enter into such transactions on a non-speculative basis to the extent that it might in the future have substantial foreign currency exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF

         PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of December 31, 2003 (the "Evaluation Date"). Based on that evaluation, these officers have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company and the Company's consolidated subsidiaries would be made known to them by others within those entities.

It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

While we believe our controls provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements, we have not yet completed or undergone a Section 404 audit. We are presently reviewing and testing our material internal control systems, processes and procedures in compliance with the requirements of Section 404. There can be no assurances that such a review will not result in the identification of significant control deficiencies or that our auditors will be able to attest to the adequacy of our internal controls.

 CHANGES IN INTERNAL CONTROLS

There were no significant changes in the Company's internal controls or, to the Company's knowledge, in other factors that could significantly affect the Company's internal controls subsequent to the Evaluation Date.  As more fully described in Note 3 to the audited consolidated financial statements included in Item 17 of this Annual Report, during our preparation and analysis of our 2003 consolidated financial statements, certain errors to our previously reported financial information were identified and corrected.  These items related to new accounting standards not being adopted on a timely basis and misinterpretation of certain circumstances related to contingent liabilities and consolidation accounting.  These corrections required restatement of previously issued consolidated financial statements for 2002 and 2001.  In evaluating our corrections, our external auditor indicated that the underlying control issues should be considered a material weakness under standards established by the Public Company Accounting Oversight Board.  In conjunction with making the required corrections, we have begun to implement measures within management to ensure that these errors do not happen again.

ITEM 16.

A.

AUDIT COMMITTEE FINANCIAL EXPERT

Members of the Audit Committee have broad financial experience which has been gained in a variety of disciplines including investment banking, supervision of finance functions and general management, and the Board is satisfied that collectively they have the requisite financial skills and expertise to enable them fully to carry out their responsibilities. However, the Board considers that no individual member of the committee qualifies as a “financial expert” within the terms of the definition set out in the Sarbanes-Oxley Act of 2002.

C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended 2003 and 2002, the audit fees were CDN$32,500 and CDN$6,000.  For the year ended 2003 and 2002, the audit-related fees for the principal accountants were CDN$nil and CDN$nil.  For the year ended 2003 and 2002, the tax related fees for the principal accountants were CDN$nil and CDN$nil.  The Company’s audit committee’s pre-approval is discussed in advance with the principal accountant and the audit committee.  If there are any adjustments they are approved by the audit committee.

E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

The following documents are filed as Attachment A hereto and are included as part of this Form 20-F.

ASTRIS ENERGI INC. CONSOLIDATED FINANCIAL STATEMENTS

Description of Document:

  Auditors' Report for the year ended December 31, 2003.

  Auditors’ Report for the years ended December 2002 and 2001.

  Consolidated Balance Sheets for the year ended December 31, 2003, 2002 and 2001.

  Consolidated Statements of Loss and Deficit for the years ended December 31,

    2003, 2002 and 2001.

  Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

  Notes to Consolidated Financial Statements for the year ended December

    31, 2003, 2002 and 2001.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

EXHIBIT 23.1 AUDITORS’ CONSENTS

EXHIBIT 31.1 and 31.2 302 CERTIFICATION

EXHIBIT 32.1 SECTION 906 CERTIFICATION

EXHIBIT 99 CODE OF ETHICS

Attachment A

Astris Energi Inc.

(A Development Stage Company)

Consolidated Financial Statements

(Canadian Dollars)

December 31, 2003, 2002 and 2001

Contents

Page

2003 Auditors’ Report

3

2002 and 2001 Auditors’ Report

4

Consolidated Balance Sheets

5

Consolidated Statements of Loss and Deficit

6

Consolidated Statements of Cash Flows

7

Notes to the Consolidated Financial Statements

8-30

May 25, 2004

To the Directors of

Astris Energi Inc.:

We have audited the consolidated balance sheet of Astris Energi Inc. as at December 31, 2003 and the consolidated statements of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario

Comments by Auditors for U.S. Readers on Canada – United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements and when there is a correction of an error in the application of accounting principles, such as those described in Note 3 relating to prior years’ financial statements audited by other auditors.  Our report to the directors dated May 25, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario

To the Shareholders of Astris Energi Inc.

We have audited the consolidated balance sheets of Astris Energi Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Lugowy Associates

CHARTERED ACCOUNTANTS

Hamilton, Ontario

May 25, 2004

Comments by Auditors for U.S. Readers on Canada – United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements of the Company and when there is a correction of an error in the application of accounting principles, such as those described in Note 3.  Our report to the shareholders dated May 25, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ Lugowy Associate

CHARTERED ACCOUNTANTS

Hamilton, Ontario

May 25, 2004

Astris Energi Inc.

(A Development Stage Company)

Consolidated Balance Sheets

Canadian Dollars                                         2002     2001

December 31,	2003	Restated (Note 3)	Restated (Note 3)

Assets
Current
Cash	$ 347,785	$ 253,938	$ 10,989
Receivables	1,000	30,440	37,563
Prepaid expenses and deposits (Note 5)	37,206	149,777	1,050
Investment tax credit refundable	-	216,608	-
Goods and Services Tax receivable	16,120	-	-
Deferred costs (Note 12)	-	-	122,818
402,111	650,763	172,420

Property, plant and equipment (Note 4)	33,124	25,737	17,956

	$ 435,235	$ 676,500	$ 190,376

Liabilities
Current
Payables and accruals (Note 5)	$ 399,140	$ 410,053	$ 260,485
Goods and Services Tax payable	-	10,427	23,041
Deposit on shares (Note 7)	72,070	-	-
471,210	420,480	283,526

Advances from related parties (Note 5)	100,000	120,400	114,000
571,210	540,880	397,526

Shareholders' deficiency
Share capital (Note 7)	3,343,853	2,525,239	1,979,201
Contributed surplus (Note 7)	2,048,342	931,582	391,378
Deficit	(5,528,170)	(3,321,201)	(2,577,729)
	(135,975)	135,620	(207,150)

	$ 435,235	$ 676,500	$ 190,376

Description of Business and Going Concern (Note 1)

Contingency (Note 10) and Commitments (Note 11)

Approved on behalf of the Board:

/s/ Jiri K. Nor                         /s/ Anthony Durkacz

Director

Director

See accompanying notes to the consolidated financial statements.

Astris Energi Inc.

(A Development Stage Company)

Consolidated Statements of Loss and Deficit

Canadian Dollars                                           2002        2001

Years ended December 31,	2003	Restated (Note 3)	Restated (Note 3)

Revenue (Note 5)	$ 67,870	$ 180,168	$ 35,104

Expenses
Cost of sales	15,899	47,040	16,068
Subcontract (Note 5)	1,229,184	197,488	564,040
General and administrative	866,224	299,537	65,548
Professional fees	145,100	254,487	119,910
Interest on advances from related parties (Note 5)	12,000	12,000	19,267
Amortization	7,970	4,016	1,666
Foreign exchange gain	(1,538)	(13,746)	(7,751)
2,274,839	800,822	778,748

Loss before the following	(2,206,969)	(620,654)	(743,644)

Deferred costs written off	-	(122,818)	-
Gain on sale of marketable security	-	-	38,089

Loss for the year	(2,206,969)	(743,472)	(705,555)

Deficit, beginning of year as previously reported	(3,242,557)	(2,582,439)	(1,988,455)

Prior period adjustments (Note 3)	(78,644)	4,710	116,281

Deficit, beginning of year as restated	(3,321,201)	(2,577,729)	(1,872,174)

Deficit, end of year	$(5,528,170)	$(3,321,201)	$(2,577,729)

Loss per common share, basic and diluted (Note 7)	$ (0.124)	$ (0.053)	$ (0.058)

See accompanying notes to the consolidated financial statements.

Astris Energi Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

Canadian Dollars                                                2002    2001

Years ended December 31,	2003	Restated (Note 3)	Restated (Note 3)

Operating
Loss for the year	$(2,206,969)	$(743,472)	$(705,555)
Items not requiring cash
- amortization	7,970	4,016	1,666
- consulting and professional fees and expenses
paid in capital stock to non-related parties	136,122	166,801	135,552
- consulting and professional fees and expenses
paid in options to non-employees	131,063	83,354	111,571
- consulting fees and expenses paid in
capital stock to related parties	266,247	207,4	172,170
- stock-based compensation to employees	188,377	-	-
- deferred costs written off	-	122,818	-
- gain on sale of marketable security	-	-	(38,089)
Net change in non-cash working capital
balances related to operations (Note 8)	321,159	(221,258)	(86,789)
(1,156,031)	(380,285)	(409,474)

Investing
Proceeds on sale of marketable security	-	-	89,539
Purchase of property, plant and equipment	(15,357)	(11,797)	(1,544)
(15,357)	(11,797)	87,995

Financing
Increase in advances from related parties	-	6,400	-
Deposit on shares	72,070	-	-
Issuance of common shares	395,845	171,781	267,727
Issuance of warrants	797,320	456,850	48,479
1,265,235	635,031	316,206

Net increase (decrease) in cash during
the period	93,847	242,949	(5,273)

Cash, beginning of period	253,938	10,989	16,262

Cash, end of period	$ 347,785	$ 253,938	$ 10,989

Supplemental disclosure
Interest paid	-	15,000	-
Investment tax credits recovered	388,499	-	-

See accompanying notes to the consolidated financial statements.

Astris Energi Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Canadian dollars)

December 31, 2003, 2002 and 2001

1.

Description of Business and Going Concern

Astris Energi Inc. (the “Company”) designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  The Company is based in Mississauga, Canada.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  To date, the Company has not earned significant revenues and is considered to be in the development stage.  Currently the Company has two projects under development.

POWERSTACK MC250 Project

The POWERSTACK MC250 project represents fuel cell stack improvement in several aspects of AFC technology.  The POWERSTACK MC250 is at a pre-commercial stage.  The Company intends to go into pilot production of the POWERSTACK MC250 in 2004.

The Company has expensed $1,127,862 to date on this project as at December 31, 2003 (2002 - $9,621; 2001 - $ nil).  No revenue has yet been earned from this project and no amounts have been capitalized or deferred to date.

E8 Generator Project

The E8 generator project uses the POWERSTACK MC250 to produce 2.4 kW of nominal rated power.  The E8 generator is ready to be installed in demonstration and pilot applications.

The Company has expensed $298,810 to date on this project as at December 31, 2003 (2002 - $187,867; 2001 - $ nil).  No revenue has yet been earned from this project and no amounts have been capitalized or deferred to date.

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due.  No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses and during 2003, utilized $1,156,031 of cash in operations. At December 31, 2003, the Company reported a deficit of $5,528,170 and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt as to the ability of the Company to continue in business and meet its obligations as they come due.  Management is considering various alternatives, including possible private placements to raise capital in fiscal 2004.  Nevertheless, there is no assurance that these initiatives will be successful.

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the Company achieving profitable operations.  In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.

Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian GAAP and reflect the accounts of the Company and its subsidiary, Astris Inc., which was acquired on December 31, 1995.  All intercompany transactions and balances have been eliminated on consolidation.

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated.  Amortization is provided over the useful lives of these assets, calculated as follows:

Office furniture and equipment    20% declining balance

Leasehold Improvements            20% straight line per annum

In the event that the future undiscounted net cash flows relating to these long lived assets exceed their carrying amounts, they are written down to fair value.  Such impairment loss is reflected in operations in the year of impairment.

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred.  Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project.  To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses.  Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not.

Taxes payable

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities.  Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment.  Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Actual amounts could differ from those estimates.

Financial instruments

The fair value of financial instruments reported in these consolidated financial statements approximates book value unless otherwise indicated.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers.  In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limit.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. This standard was effective January 1, 2002 and requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting. For fiscal years beginning before January 1, 2004, this standard allows the estimated fair value of stock awards granted to employees to be either recognized as a compensation expense, or alternatively, disclosed in the notes to the financial statements, with accompanying disclosure of pro-forma net earnings and earnings per share data as if the estimated fair-value of the stock-based compensation had been recognized in earnings.

Effective January 1, 2003, the Company has voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of the grant. This accounting change has been applied prospectively for options granted to employees on or after January 1, 2003.

For the years ended December 31, 2002 and 2001, the Company elected to disclose the pro-forma net earnings and earnings per share in the notes to the financial statements as if the fair value of the stock-based compensation had been recognized in earnings (Note 7).

Investments

The Company accounts for its investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investments are initially recorded at cost, and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee companies and reduced by dividends received.

Foreign currency translation

The reporting currency of the Company is the Canadian dollar.  Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated at the rates of exchange in effect at the end of the year.  Non-monetary assets and liabilities are translated at historic rates of exchange.  Revenues and expense items denominated in currencies other than the Canadian dollar are translated into Canadian dollars at the average rates of exchange for the year.

Loss per share

Basic loss per share is calculated on the weighted average number of common shares outstanding during the year.  The diluted loss per share is calculated based on the weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later.  The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options and warrants to acquire common shares.

3.

   Prior Period Adjustments

The financial statements of prior years have been restated to reflect the following errors identified therein and change in accounting policy, summarized as follows:

                     A      B     C        D         E          F           Total

Increase (decrease)

in deficit as at

January 1, 2001   $231,328  --  $12,000  $(12,776)  $(31,546)  $(315,287)  $(116,281)

Increase (decrease)

in net loss for

the year ended

December 31, 2001  111,571  --   --        --         --          --          111,571

Increase (decrease)

in loss for the

year ended

December 31, 2002   83,354  --   --       --          --          --           83,354

Increase (decrease)

in deficit as at

January 1, 2003   $426,253  --  $12,000  $(12,776)  $(31,546)  $(315,287)     $78,644

A

The Company was not previously accounting for the expense associated with the granting of stock options to non-employees as payment for services received.  Under Canadian generally accepted accounting principles, the Company should have been expensing stock options granted to non-employees since its fiscal year beginning January 1, 2002.  As a result of correcting this accounting error, there was an increase in loss for the year ended December 31, 2002 and an increase in contributed surplus as at December 31, 2002 of $83,354.  In addition, the Company has voluntarily elected to change its accounting policy with respect to stock options granted to non-employees as payment for services received prior to January 1, 2002.  As a result of this change in accounting policy, there was an increase in deficit and an increase in contributed surplus as at January 1, 2001 of $231,328 and an increase in loss for the year ended December 31, 2001 and an increase in contributed surplus of $111,571.

B

The Company was not previously accounting for warrants attached to shares issued.  Under Canadian generally accepted accounting principles, the Company should have been allocating the cash consideration received from the issuance of shares and attached warrants based on the fair market value of each of those financial instruments with the resulting amounts being recorded as share capital and contributed surplus, respectively.  The Company was previously recording all cash received as share capital.  As a result of correcting this accounting error, there was an increase in contributed surplus and a decrease in share capital for the year ended December 31, 2001 of $48,479.  In addition for warrants issued during 2002, there was a further increase in contributed surplus and a decrease in share capital for the year ended December 31, 2002 of $456,850.

C

The Company had not previously recorded the interest on the debenture due to shareholders for 1999.  As a result of correcting this accounting error, there was an increase in deficit and an increase in advances from related parties as at January 1, 2001 of $12,000.

D

The Company had made an error in the amounts used with respect to a property, plant and equipment disposal in 1998.  The correction of this accounting error resulted in an increase in property, plant and equipment and a decrease in deficit as at January 1, 2001 of $12,776.

E

The Company had previously accounted for having owned all of the outstanding common shares of its subsidiary Astris Inc.  However, there are 404,041 issued and outstanding shares of Astris Inc. that are not owned by the Company.  As a result of correcting this accounting error, there was a decrease in deficit and a decrease in share capital (shares to be issued) as at January 1, 2001 of $31,546.

F

The Company had recorded a liability in 1995 but at the time of recording the amount it did not have, nor does it yet have the characteristics of a liability.  As a result of correcting this accounting error, there was a decrease in deficit and a decrease in advances from related parties as at January 1, 2001 of $315,287.

4.Property, Plant and Equipment

                                                2003      2003

                                2003        ccumulated   Net Book

                                Cost       Amortization    Value

Office furniture and equipment     $37,419       $11,980     $25,439

Leasehold improvements             10,939        3,254          7,685

                            $48,358        $15,234        $33,124

                                          2002              2002

                               2002    Accumulated      Net Book

                               Cost    Amortization         Value

Office furniture and equipment    $25,800      $5,823         $19,977

Leasehold improvements              7,200       1,400           5,760

                             $33,000       $7,263         $25,737

                                          2001             2001

                                2001   Accumulated        Net Book

                                Cost    Amortization         Value

Office furniture and equipment     $21,203      $3,247         $17,956

5.

Related Party Transactions and Balances

The Company, in the course of its regular business activities, has routine transactions with affiliates.  These transactions are recorded at the exchange amount.

Advances from related parties at December 31 are summarized as follows:

2003	2002	2001

Due to Timagami Financial Services, a company controlled by a director and officer	$ -	$ -	$2,000
Temporary advances from directors	-	20,400	12,000
Debenture due to shareholders	100,000	100,000	100,000
$100,000	$120,400	$114,000

Debenture due to shareholders

The debenture due to shareholders is secured by a fixed and floating charge on all of the assets and business of Astris Inc. and bears interest at 12% per annum.  Unpaid interest has been accrued to December 31, 2003, totalling $21,000 and is included in payables and accruals.  There are no specific terms of repayment and the debenture holders have indicated that they will not demand repayment before January 1, 2005.  Accordingly, the amount payable under the debenture has been classified as a long-term liability.

Astris s.r.o (“s.r.o.”)

The Company has a 30% ownership interest in s.r.o., a Czech company, in which the remaining 70% is owned by a company controlled by a director, officer and shareholder.  The Company’s 30% interest in losses of s.r.o. has been applied to its investment.  As the Company’s share of losses is in excess of the original investment, the investment was written down to nil in 1996.

The Company has not recorded any further share of the losses of s.r.o. over and above the original investment as the Company has not guaranteed the obligations of s.r.o., and the Company is not otherwise committed to provide further financial support to s.r.o.

The following summarizes the cumulative unrecognized losses of s.r.o. as a result of this treatment:

2003	2002	2001
Unrecognized income during the year	$6,924	$6,331	$5,566
Unrecognized cumulative losses to the end of the year	$(24,640)	$(31,564)	$(37,895)

The Company regularly subcontracts portions of its research and development activities to s.r.o.  In addition, the Company sells its products to s.r.o., as required.  Included in prepaid expenses and deposits is an amount of $30,000 paid to s.r.o. for future research and development activities.  When this amount (or any part of it) has been utilized by s.r.o. for the purpose for which the funds were paid, it will be expensed as a research and development expense.

As at December 31:	2003	2002	2001

Balance of funds paid included in prepaid expenses and deposits	$ 30,000	$ 146,074	$ -
Included in payables and accruals	137,480	123,919	7,485

Year ended December 31:
Total funds advanced	416,000	230,000	117,000
Sales	45,901	140,575	-
Purchases included in subcontract	$ 151,001	$ 89,159	$160,089

Other

In addition, payables and accruals as at December 31, 2003 include the following amounts:

$24,266 owing to a company controlled by a director, officer and shareholder for consulting fees (2002 - $55,061; 2001 - $20,420);

$29,735, $26,750 and $8,125 owing to three directors, officers and shareholders for consulting fees or bonuses (2002 - $45,900, $9,231 and $ nil; 2001 - $ nil, $2,500 and $ nil);

 $8,400, $8,400 and $4,200 accrued interest owing to each of the three shareholders holding the debenture payable (2002 - $3,600, $3,600 and $1,800; 2001 - $10,574, $18,905 and $5,243).

During 2003, the following amounts were expensed as consulting fees to directors and officers:

Company controlled by a director,

officer and shareholder

$143,331 (2002 - $120,000; 2001 - $120,000)

Director and shareholder

$115,080 (2002 - $ 80,299; 2001 - $ 35,000)

Company controlled by a director,

officer and shareholder

$100,000 (2002 - $  28,461; 2001 - $ nil)

Officer and shareholder

$ 10,729 (2002 - $  nil;    2001 - $ nil)

During 2003, the following amounts were expensed as interest to shareholders:

Director, officer and shareholder   $  4,800(2002 - $4,800; 2001 - $  5,460)

Former director and shareholder     $  4,800(2002 - $4,800; 2001 - $ 11,107)

Director and shareholder            $  2,400(2002 - $2,400; 2001 - $  2,700)

During a prior year, the Company signed an agreement with a company controlled by a director, officer and shareholder whereby that company would establish a website and market some of the Company’s products.  The Company would receive 5% of any sales made by that company.  In the year ended December 31, 2003, the Company earned an amount of $837 (2002 - $2,476; 2001 - $1,201) which, accordingly, has been included as revenue in the Company’s accounts.  On May 31, 2003 this agreement was terminated and the Company maintains its website and consummates all sales directly.

On May 26, 2003 the Board of Directors approved a compensation package for a senior executive whereby he will receive commission on funds raised through First Energy Advisors and its affiliates. The commission schedule is as follows; 5% paid on the first $1 million, 4% on the second $1 million, 3% on the third $1 million, 2% on the fourth million and 1% on all money raised afterward.

6.

Income Taxes

The Company has tax non-capital loss carryforwards of approximately $2,798,000.  If unused, the tax losses will expire as follows:

2004

$

34,000

2005

$

 6,000

2006

$

73,000

2007

$  188,000

2008

$  294,000

2009

$  323,000

2010

$1,880,000

In addition, the company has undeducted scientific research and development expenditures amounting to $778,000, which have no expiry.

Investment tax credits recorded during the year as a reduction of expenses aggregated to $172,959 (2002 - $246,613; 2001 - $ nil).

The Company’s computation of income tax recovery is as follows:

	2003	2002	2001

Loss before income taxes	$(2,206,969)	$(743,472)	$(705,555)
Statutory income tax rate	35.12%	38.62%	40.62%
Income tax recovery at statutory rate	(775,088)	(287,129)	(286,596)
Non-deductible expenses	114,832	33,742	45,320
Effect of income tax rate changes on future income taxes	59,360	19,547	--
Change in valuation allowance	600,896	233,840	241,276
Income tax expense	$ --	$ --	$ --

Components of the Company’s net future income tax assets are:

Non capital losses	$ 982,658	$354,532	$265,845
Scientific research and development expense	273,234	300,464	155,311
Valuation allowance	(1,255,892)	(654,996)	(421,156)
Net future income tax asset	$ --	$ --	$ --

7.

Share Capital and Contributed Surplus

Share capital consists of the following:

Authorized:

60,000,000 common shares

10,000,000 preferred shares

Issued and outstanding:

2003 Common Shares	2002 Common Shares	2001 Common Shares

#	$	#	$	#	$

Issued as at January 1	16,106,403	2,525,239	12,936,178	1,979,201	11,733,743	1,403,752
Issued during year
-in exchange for consulting and professional fees and expenses from non-related parties	209,082	136,122	506,050	166,801	228,700	135,552
-in exchange for consulting fees and expenses from related parties	412,825	266,247	657,925	207,456	295,485	172,170
-in repayment of temporary advances from directors	45,500	20,400	-	-	103,250	45,000
-for cash	2,456,615	395,845	2,006,250	171,781	575,000	222,727
	3,124,022	818,614	3,170,225	546,038	1,202,435	575,449

Balance as at December 31	19,230,425	3,343,853	16,106,403	2,525,239	12,936,178	1,979,201

The weighted average number of shares outstanding during 2003 is 17,818,830 (2002 - 14,076,243; 2001 - 12,234,119).  These figures are used for purposes of calculation of the loss per share.  No effect has been given to the potential exercise of stock options and warrants in the calculations of diluted loss per share as the effect would be anti-dilutive.

No preferred shares have been issued.

On June 11, 2001, the Company issued 144,935 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of $0.52 (U.S.) per share:

        Director

13,397 shares

        Company controlled by a director

        and officer

55,538 shares

        Non-related parties

76,000 shares

On August 10, 2001, the Company issued 224,600 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of $0.35 (U.S.) per share:

        Director

43,500 shares

        Director

43,500 shares

        Company controlled by a director

        and officer

85,200 shares

        Director and Officer

23,100 shares

        Non-related parties

29,300 shares

On September 25, 2001, the Company issued 224,600 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of $0.24 (U.S.) per share:

        Director

13,250 shares

        Director

13,250 shares

        Company controlled by a director

        and officer

39,750 shares

        Director and Officer

25,750 shares

        Non-related parties

40,400 shares

On December 31, 2001, the Company issued 125,500 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of $0.30 (U.S.) per share:

        Company controlled by a director

        and officer

42,500 shares

        Non-related parties

83,000 shares

On March 27, 2002, the Company issued 442,225 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company.  The following shares were issued April 2, 2002 pursuant to the Directors' Resolution dated March 27, 2002, at a price of $0.20 (U.S.) per share:

Director and officer

51,800 shares

Company controlled by a director

and officer

164,125 shares

        Director

25,750 shares

        Former director

77,800 shares

        Director and officer

43,750 shares

        Non-related parties

79,000 shares

On July 2, 2002, the Company issued 303,775 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of $0.20 (U.S.) per share:

        Director and officer

74,000 shares

        Company controlled by a director

        and officer

98,775 shares

        Non-related parties

131,000 shares

On October 18, 2002, the Company issued 121,925 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of $0.20 (U.S.) per share:

       Director and officer

23,625 shares

       Company controlled by a director

       and officer

37,800 shares

       Director and officer

60,500 shares

For services provided between July and September 2002, the Company issued 135,100 shares of common stock to settle obligations owing to certain individuals and companies.  The following shares were issued at a price between $0.20 (U.S.) and $0.25 (U.S.) per share:

       Non-related parties

135,100 shares

For services provided between October and December 2002, the Company issued 160,950 shares of common stock to settle obligations owing to certain individuals and companies.  The following shares were issued at a price between $0.23 (U.S.) and $0.29 (U.S.) per share:

       Non-related parties

160,950 shares

On January 10, 2003, the Company issued 267,685 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants that provided services or benefits between October and December 2002 to the Company. The following issuance of shares was approved at a price of $0.29 (U.S.) per share:

Company controlled by a director

and officer

26,775 shares

Director and officer

99,810 shares

Company controlled by a director

and officer

20,600 shares

Director

45,500 shares

Non-related parties

75,000 shares

On May 8, 2003, the Company issued 133,942 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company.  The following were provided compensation for services as noted at a price of $0.56 (U.S.) per share:

Company controlled by a director

and officer

14,640 shares

Director and officer

58,160 shares

Company controlled by a director

and officer

30,490 shares

Non-related parties

30,652 shares

On July 16, 2003, the Company issued 112,170 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company.  The following were provided compensation for services as noted at a price of $0.53 (U.S.) per share:

Company controlled by a director

and officer

18,200 shares

Director and officer

10,500 shares

Company controlled by a director

and officer

35,000 shares

Non-related parties

48,470 shares

On August 11, 2003 the Company issued 19,750 shares of common stock as a severance package at a price of $0.51 (U.S.) per share to a senior executive.

On October 28, 2003, the Company issued 87,860 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company.  The following were provided compensation for services as noted at a price of $0.55 (U.S.) per share:

Company controlled by a director

and officer

20,200 shares

Officer

3,500 shares

Company controlled by director

and officer

20,200 shares

Non-related parties

43,960 shares

On December 16, 2003, the Company issued 46,000 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company.  The following were provided compensation for services as noted at a price of $0.43 (U.S.) per share:

Company controlled by a director

and officer

35,000 shares

Non-related parties

11,000 shares

Contributed surplus consists of the following:

2003	2002	2001

Contributed surplus, beginning of year	$ 931,582	$391,378	231,328
Consulting and professional fees paid in
options to non-employees	131,063	83,354	111,571
Stock based compensation to employees	188,377	-	-
Issuance of warrants	797,320	456,850	48,479
Contributed surplus, end of year	$2,048,342	$931,582	$391,378

In accordance with the terms of a financing agreement, dated November 7, 2002, with a Canadian company, the Company had granted to it an option to purchase 500,000 common shares at a price of $0.20 (U.S.) per share, expiring on February 15, 2003.  The option was fully exercised on February 13, 2003 for proceeds of $100,000 (U.S.).

Pursuant to a subscription agreement dated September 21, 2001, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 250,000 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $100,000 (U.S.).  The common share purchase warrants are exercisable up to September 20, 2004, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated February 8, 2002, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 125,000 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $25,000 (U.S.).  The common share purchase warrants are exercisable up to February 8, 2005, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated April 24, 2002, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 112,500 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $22,500 (U.S.).  The common share purchase warrants are exercisable up to April 24, 2005, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated April 24, 2002, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 12,500 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $2,500 (U.S.).  The common share purchase warrants are exercisable up to April 24, 2005, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated June 14, 2002, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 487,500 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $150,000.  The common share purchase warrants are exercisable up to June 14, 2007, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated July 17, 2002, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 100,000 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $30,450.  The common share purchase warrants are exercisable up to July 17, 2005, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated November 1, 2002, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 50,000 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $10,000 (U.S.).  The common share purchase warrants are exercisable up to November 1, 2007, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated November 21, 2002, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 100,000 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $35,000.  The common share purchase warrants are exercisable up to November 21, 2005, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated November 30, 2002, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 450,000 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $90,000 (U.S.).  The common share purchase warrants are exercisable up to November 30, 2007, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated November 30, 2002, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 175,000 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $35,000 (U.S.).  The common share purchase warrants are exercisable up to November 30, 2005, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated December 31, 2002, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 325,000 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $65,000 (U.S.).  The common share purchase warrants are exercisable up to December 31, 2005, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated February 20, 2003, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 625,000 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $250,000.  The common share purchase warrants are exercisable up to February 20, 2006, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated July 30, 2003, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 500,000 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $250,000.  The first tranche of common share purchase warrants is exercisable up to July 30, 2004, at $ 0.50 (U.S.) per share.  The second tranche of common share purchase warrants is exercisable up to July 30, 2006 at $ 1.00 (U.S.) per share.  Each warrant entitles the holder to purchase one common share.

Pursuant to a subscription agreement dated September 10, 2003, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 384,615 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $250,000.  The common share purchase warrants are exercisable up to September 12, 2006, each entitling the holder to purchase one common share at $ 0.85 (U.S.) per share.

Pursuant to a subscription agreement dated September 19, 2003, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 169,500 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $100,000 (U.S.).  The common share purchase warrants are exercisable up to September 25, 2006, each entitling the holder to purchase one common share at $ 1.00 (U.S.) per share.

Pursuant to a subscription agreement dated December 30, 2003, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 177,500 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $120,000. The first tranche of common share purchase warrants is exercisable up to December 29, 2004, at $ 0.80 (U.S.) per share.  The second tranche of common share purchase warrants is exercisable up to December 29, 2006 at $ 1.00 (U.S.) per share.  Each warrant entitles the holder to purchase one common share.

Pursuant to a subscription agreement dated December 30, 2003, with an accredited investor as defined under the laws of the province of Ontario, the Company received a down payment for a private placement, 111,529 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $72,070 ($55,765 U.S.).  The common share purchase warrants are exercisable up to January 21, 2007, each entitling the holder to purchase one common share at $ 1.00 (U.S.) per share.  The payment is shown as a deposit on shares on the balance sheet.

The Company has stock option plans for its employees and consultants who are regarded as integral to the benefit and progress of the Company and its operations.  Options are normally issued as a bonus of employment or are tied into performance related compensation.  Performance related compensation includes completion of research and development projects within specific timeframes and budget, achieving financial targets on behalf of the Company or introduction/referral/completion of business agreements or arrangements.  In general, the minimum vesting requirement of options issued is one year.  The maximum term of options is five years from the grant date.  Normally the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

On October 30, 2002, the Board of Directors passed a resolution authorizing an amendment to a stock option plan dated September 25, 2001, increasing the number of shares available in the plan by 1,400,000 shares, to a total of 2,600,000 shares.  The amendment was adopted by the Company’s shareholders at its annual and special meeting of shareholders held in November 2002.  All features of the plan remain unchanged.  This brought the total number of shares available in all plans to 3,600,000 shares.

Stock options are valued using the Black-Scholes option pricing model with the following assumptions:  risk free interest rate of 2.18% to 4.66%, expected life of between 1 year and 5 years, expected volatility of between 113% and 338%, closing rate of exchange on the issue date and no dividends.  The total expense charged against income related to options in 2003 was $319,440 (2002 - $83,354; 2001 - $111,571).  This includes $131,063 (2002 - $83,354; 2001 - $111,571) for consulting and professional fees and expenses paid in options to non-employees and $188,377 (2002 – $ nil; 2001 - $ nil) for stock-based compensation to employees.  These amounts are included in the contributed surplus account.

	Options for common shares	Weighted average Exercise Price US$

Balance – December 31, 2000	1,675,000	0.28
Options granted in 2001	1,050,000	0.35
Options exercised in 2001	(325,000)	0.17
Options forfeited or terminated in 2001	–	–

Balance – December 31, 2001	2,400,000	0.33
Options granted in 2002	1,725,000	0.23
Options exercised in 2002	–	–
Options forfeited in 2002	(500,000)	0.20

Balance December 31, 2002	3,625,000	0.30
Options granted in 2003	580,000	0.52
Options exercised in 2003	(600,000)	0.22
Options terminated in 2003	(250,000)	0.40
Balance December 31, 2003	3,355,000	0.34

	Options for common shares	Weighted average exercise price US$

Exercisable at December 31, 2001	1,425,000	0.30
Exercisable at December 31, 2002	2,400,000	0.32
Exercisable at December 31, 2003	2,775,000	0.30

The following table summarizes information about the Company’s stock options outstanding as at December 31, 2003:

Exercise Price US$	Number Outstanding at December 31, 2003	Weighted average remaining contractual life in years	Weighted average share price US$	Number exercisable December 31, 2003	Weighted average share price US$

0.17 – 0.24	1,325,000	2.88	0.23	1,325,000	0.23
0.25 – 0.51	1,900,000	2.38	0.41	1,450,000	0.38
0.52 – 0.63	130,000	4.98	0.58	–	–
	3,355,000			2,775,000

For the year ended December 31, 2002, a total of 395,000 (2001 – 925,000) stock options were granted to employees in accordance with the terms of the employee share option plan.  Had the Company determined compensation cost based on the fair value method, the fair value of the stock options granted during the year and the related expense for the year would have been $116,897 (2001 - $526,740) or $0.008 (2001 - $0.043) per share on a basic and diluted basis.  Proforma loss for the year ended December 31, 2002, would have been $860,369 (2001 - $1,232,295) or $0.061 (2001 - $0.101) per share on a basic and diluted basis.

At December 31, 2001, the Company had a total of 275,000 common share purchase warrants issued.  These warrants had an expiry date of September 20, 2004.  The weighted average exercise price of the warrants was $ 0.50 (U.S.).

At December 31, 2002, the Company had a total of 2,212,500 common share purchase warrants issued.  These warrants had expiry dates ranging from September 2004 to November 2007.  The weighted average exercise price of the warrants was $ 0.50 (U.S.).

As at December 31, 2003, the Company had a total of 4,746,615 common share purchase warrants issued.  These warrants have expiry dates ranging from September 2004 to November 2007.  The weighted average exercise price of the warrants was $ 0.63 (U.S.).

Warrants are valued using the Black-Scholes option pricing model with the following assumptions:  risk free interest rate of 2.87% to 4.72%, expected life of between 1 year and 3 years, expected volatility of between 113% and 338%, closing rate of exchange on the issue date and no dividends.

8.

Consolidated Statements of Cash Flows

The net change in non-cash operating working capital balances related to operations consists of the following:

2003	2002	2001

Decrease (increase) in receivables	$ 29,440	$ 7,123	$ 11,129
Decrease (increase) in prepaid expenses	112,571	(148,727)	33,646
Decrease (increase) in investment tax credits refundable	216,608	(216,608)	61,000
Decrease (increase) in deferred costs	-	-	(58,515)
Increase (decrease) in payables and accruals	(10,913)	149,568	(132,617)
Increase (decrease) in Goods and Services Tax payable	(26,547)	(12,614)	(1,432)
$ 321,159	$(221,258)	$(86,789)

9.

Segmented Financial Information

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  Substantially all of the Company’s long lived assets are located in Canada.  Revenue is derived primarily from the sale of goods and services to customers located as follows:

	2003	2002	2001

Canada	$ 7,008	$ 591	$11,518
Czech Republic	45,901	140,575	3,405
Rest of the World	14,961	39,002	20,181

$67,870	$180,168	$35,104

10. Contingency

In 1999, a shareholder initiated a legal claim against the Company for repayment of advances in the amount of $315,287.  Management was of the opinion that this advance was repayable only if a certain level of external financing had been raised.  Since this level of financing was not achieved, there was no requirement to repay the advance.

In February 2001, the shareholder gave notice to the Company of his intention to increase his claim by $1,627,301 to cover additional expenses he allegedly incurred on behalf of the Company.

The case was tried in the Ontario Superior Court of Justice with the result that the entire claim was dismissed in November 2002.

An Appeal of the November 2002 judgment was heard by the Ontario Court of Appeal on January 29, 2004. The decision of that court remains under reserve. The outcome of that appeal is indeterminate. However, during the appeal, the shareholder reduced his claim to $709,287.  In December 2002, the Company was awarded net costs in the amount of $81,000 from the original case but the amount is not collectible unless a favorable decision for the Company is made by the Ontario Court of Appeal.  The effect of loss, if any, which may be sustained upon the ultimate resolution of this matter, will be reflected prospectively in the period of resolution.

11.

Commitments

The Company has operating leases for office and laboratory space.  The minimum annual lease payments under the terms of the existing leases are $ 39,360 to October 31, 2004 and $ 40,560 to October 31, 2005, plus proportionate share of common costs.

12.

Deferred Costs

In September, 2000, the Company filed a registration statement with the United States Securities and Exchange Commission in order to become eligible for trading its shares on the OTC Bulletin Board exchange.  Approval was received on April 17, 2001.

Costs incurred in the filing and subsequent receipt of the approval were deferred with a view to applying these costs against funds generated from sales of the Company’s capital stock.

Such costs accumulated to December 31, 2001 were $ 122,818.

Coincident with the cessation of offering activities, these deferred costs were written off in 2002.

13.    Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

14.    Differences between Canadian and United States Accounting Principles

This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

The consolidated financial statements of the Company for the years ended December 31, 2003, 2002 and 2001 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the years ended December 31, 2003, 2002 and 2001 if US GAAP were employed.  Similarily, there would be no adjustments needed to arrive at shareholders’ equity as at December 31, 2003, 2002 and 2001 if US GAAP were employed.

Stock-Based Compensation Plan

Note 3A to the financial statements includes an element for Canadian GAAP purposes that is a correction of error and an element that is a change in accounting policy.  Under US GAAP, the Company should have been expensing stock options granted to non-employees since January 1, 1996.  As such the prior period adjustment due to the change in accounting policy, described in Note 3A, is a prior period adjustment due to correction of error for US GAAP purposes.

Accounting for future (deferred) income taxes

The significant differences between US GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology.  Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse.  Under US GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws.  As at December 31, 2003, 2002 and 2001, the difference in rate determination did not result in any adjustment from Canadian to US GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

Variable Interest Entities

The Company will be reviewing the provisions of FIN46 (variable interest entities) to determine if those provisions will require further accounting in the future.

Property, Plant and Equipment

There is a difference between US GAAP and Canadian GAAP for property, plant and equipment with respect to terminology.  Under US GAAP, property, plant and equipment is called fixed assets.

Contributed Surplus

There is a difference between US GAAP and Canadian GAAP for contributed surplus with respect to terminology.  Under US GAAP, contributed surplus is called additional paid in capital.

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

                                       Date: June 28, 2004