Form 20-F/A
period 2003-12-31
ASTRIS ENERGI INC
filed 2004-07-13
CIK 1022518

Unknown;

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

                        Yes [_]             No [_]

Explanatory Note:

The original 20F has formatting errors and therefore this 20F/A is being filed.  There are no changes to the disclosure information.

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

-----------------------------------------------------------------------------

                  As at        As at       As at        As at        As at

               December 31, December 31, December 31, December 31, December 31,

                  2003         2002        2001         2000         1999

                            (RESTATED)   (RESTATED)   (RESTATED)   (RESTATED)

-----------------------------------------------------------------------------

Revenue        $67,870       $180,168     $35,104      $22,824       $21,919

-----------------------------------------------------------------------------

Net Loss from

Operations   (2,206,969)     (620,654)   (743,644)     (412,228)      (40,666)

-----------------------------------------------------------------------------

Net Loss     (2,206,969)      743,472)   (705,555)      (35,580)      (40,666)

-----------------------------------------------------------------------------

Basic and

Diluted Loss

per Share         (.124)       (.053)      (.058)         (.003)      (.004)

-----------------------------------------------------------------------------

Total Assets    435,235       676,500     190,376        281,705     147,662

-----------------------------------------------------------------------------

Net Assets     (135,975)      135,620    (207,150)      (249,870)   (562,912)

-----------------------------------------------------------------------------

Long Term

Obligations     100,000       120,400     114,000        114,000      149,204

-----------------------------------------------------------------------------

Share

Capital       3,343,853     2,525,239    1,979,201      1,397,923   1,049,301

-----------------------------------------------------------------------------

Number of

Shares       19,230,425    16,106,403   12,936,178   11,733,743   10,239,515

-----------------------------------------------------------------------------

Cash                 -             -            -            -             -

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

·

Capital available to fund further development of technology

·

The level of government commitment to develop a clean energy economy, which currently is greater in Europe, Japan and Canada than in the U.S.

·

The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source.

There are a number of factors contributing to growing demand for fuel cells, including:

·

Increasing demand for reliable power

§

accentuated by power blackouts of recent years

·

Deregulation of power markets and introduction of competition

·

Environmental/political concerns

·

Developing regions without power grids

·

Geographic considerations/remote power; and

·

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

Anthony Durkacz is president and CEO of Fortius Research & Trading. Fortius is 100% owned by Anthony Durkacz.

Arthur Laudenslager is Vice President of First Energy Advisors.  First Energy Advisors is 33.33% owned by Arthur Laudenslager.

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

/s/ Lugowy Associate

CHARTERED ACCOUNTANTS

Hamilton, Ontario

May 25, 2004

Astris Energi Inc.

(A Development Stage Company)

Consolidated Balance Sheets

Canadian Dollars	2002	2001
December 31,	2003	Restated	Restated
		(Note 3)	(Note 3)
Assets
Current
Cash	$ 347,785	$ 253,938	$ 10,989
Receivables	1,000	30,440	37,563
Prepaid expenses and deposits (Note 5)	37,206	149,777	1,050
Investment tax credit refundable	-	216,608	-
Goods and Services Tax receivable	16,120	-	-
Deferred costs (Note 12)	-	-	122,818
402,111	650,763	172,420

Property, plant and equipment (Note 4)	33,124	25,737	17,956

	$ 435,235	$ 676,500	$ 190,376

Liabilities
Current
Payables and accruals (Note 5)	$ 399,140	$ 410,053	$ 260,485
Goods and Services Tax payable	-	10,427	23,041
Deposit on shares (Note 7)	72,070	-	-
471,210	420,480	283,526

Advances from related parties (Note 5)	100,000	120,400	114,000
571,210	540,880	397,526

Shareholders' deficiency
Share capital (Note 7)	3,343,853	2,525,239	1,979,201
Contributed surplus (Note 7)	2,048,342	931,582	391,378
Deficit	(5,528,170)	(3,321,201)	(2,577,729)
	(135,975)	135,620	(207,150)

	$ 435,235	$ 676,500	$ 190,376

Description of Business and Going Concern (Note 1)

Contingency (Note 10) and Commitments (Note 11)

Approved on behalf of the Board:

/s/ Jiri K. Nor                         /s/ Anthony Durkacz

Director

Director

See accompanying notes to the consolidated financial statements.

Astris Energi Inc.

(A Development Stage Company)

Consolidated Statements of Loss and Deficit

Canadian Dollars		2002	2001
Years ended December 31,	2003	Restated	Restated
		(Note 3)	(Note 3)
Revenue (Note 5)	$ 67,870	$ 180,168	$ 35,104

Expenses
Cost of sales	15,899	47,040	16,068
Subcontract (Note 5)	1,229,184	197,488	564,040
General and administrative	866,224	299,537	65,548
Professional fees	145,100	254,487	119,910
Interest on advances from related parties (Note 5)	12,000	12,000	19,267
Amortization	7,970	4,016	1,666
Foreign exchange gain	(1,538)	(13,746)	(7,751)
2,274,839	800,822	778,748

Loss before the following	(2,206,969)	(620,654)	(743,644)

Deferred costs written off	-	(122,818)	-
Gain on sale of marketable security	-	-	38,089

Loss for the year	(2,206,969)	(743,472)	(705,555)

Deficit, beginning of year as previously reported	(3,242,557)	(2,582,439)	(1,988,455)

Prior period adjustments (Note 3)	(78,644)	4,710	116,281

Deficit, beginning of year as restated	(3,321,201)	(2,577,729)	(1,872,174)

Deficit, end of year	$(5,528,170)	$(3,321,201)	$(2,577,729)

Loss per common share, basic and diluted (Note 7)	$ (0.124)	$ (0.053)	$ (0.058)

See accompanying notes to the consolidated financial statements.

Astris Energi Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

Canadian Dollars		2002	2001
Years ended December 31	2003	Restated	Restated
		(Note 3)	(Note 3)
Operating
Loss for the year	$(2,206,969)	$(743,472)	$(705,555)
Items not requiring cash
- amortization	7,970	4,016	1,666
- consulting and professional fees and expenses
paid in capital stock to non-related parties	136,122	166,801	135,552
- consulting and professional fees and expenses
paid in options to non-employees	131,063	83,354	111,571
- consulting fees and expenses paid in
capital stock to related parties	266,247	207,456	172,170
- stock-based compensation to employees	188,377	-	-
- deferred costs written off	-	122,818	-
- gain on sale of marketable security	-	-	(38,089)
Net change in non-cash working capital
balances related to operations (Note 8)	321,159	(221,258)	(86,789)
(1,156,031)	(380,285)	(409,474)

Investing
Proceeds on sale of marketable security	-	-	89,539
Purchase of property, plant and equipment	(15,357)	(11,797)	(1,544)
(15,357)	(11,797)	87,995

Financing
Increase in advances from related parties	-	6,400	-
Deposit on shares	72,070	-	-
Issuance of common shares	395,845	171,781	267,727
Issuance of warrants	797,320	456,850	48,479
1,265,235	635,031	316,206

Net increase (decrease) in cash during
the period	93,847	242,949	(5,273)

Cash, beginning of period	253,938	10,989	16,262

Cash, end of period	$ 347,785	$ 253,938	$ 10,989

Supplemental disclosure
Interest paid	-	15,000	-
Investment tax credits recovered	388,499	-	-

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

4. Property, Plant and Equipment

                                                2003        2003

                                2003        Accumulated    Net Book

                                Cost       Amortization     Value

Office furniture and equipment     $37,419       $11,980        $25,439

Leasehold improvements              10,939         3,254          7,685

                              $48,358       $15,234        $33,124

                                               2002          2002

                               2002         Accumulated     Net Book

                                    Cost        Amortization      Value

Office furniture and equipment    $25,800         $5,823         $19,977

Leasehold improvements              7,200          1,400           5,760

                                  $33,000         $7,263         $25,737

                                                    2001           2001

                                   2001          Accumulated     Net Book

                                   Cost         Amortization      Value

Office furniture and equipment     $21,203         $3,247         $17,956

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

2010

$1,880,000

In addition, the company has undeducted scientific research and development expenditures amounting to $778,000, which have no expiry.

Investment tax credits recorded during the year as a reduction of expenses aggregated to $172,959 (2002 - $246,613; 2001 - $ nil).

The Company’s computation of income tax recovery is as follows:

	2003	2002	2001

Loss before income taxes	$(2,206,969)	$(743,472)	$(705,555)
Statutory income tax rate	35.12%	38.62%	40.62%
Income tax recovery at statutory rate	(775,088)	(287,129)	(286,596)
Non-deductible expenses	114,832	33,742	45,320
Effect of income tax rate changes on future income taxes	59,360	19,547	--
Change in valuation allowance	600,896	233,840	241,276
Income tax expense	$ --	$ --	$ --

Components of the Company’s net future income tax assets are:

Non capital losses	$ 982,658	$ 354,532	$ 265,845
Scientific research and development expense	273,234	300,464	155,311
Valuation allowance	(1,255,892)	(654,996)	(421,156)
Net future income tax asset	$ --	$ --	$ --

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

Director

43,500 shares

Director

43,500 shares

Company controlled by a director

and officer

85,200 shares

Director and Officer

23,100 shares

Non-related parties

29,300 shares

On September 25, 2001, the Company issued 132,400 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of $0.24 (U.S.) per share:

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

                                       Date: July 13, 2004