Form 20-F
period 2004-12-31
ASTRIS ENERGI INC
filed 2005-05-05
CIK 1022518

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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
26,316,551 COMMON SHARES
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

	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2001	2000
			(RESTATED)	(RESTATED )	(RESTATED )

Revenue	$88,798	$67,870	$180,168	$35,104	$22,824

Net Loss from Operations	(3,462,257)	(2,206,969)	(620,654)	(743,644)	(412,228)

Net Loss	(3,462,257)	(2,206,969)	(743,472)	(705,555)	(35,580)

Basic and Diluted Loss	(0.16)	(0.12)	(0.05)	(0.06)	(0.00)
per Share

Total Assets	509,124	435,235	676,500	190,376	281,705

Net Assets	253,294	(135,975)	135,620	(207,150)	(249,870)

Long Term Obligations	-	100,000	120,400	114,000	114,000

Share Capital	6,227,074	3,343,853	2,525,239	1,979,201	1,397,923

Number of Shares	26,316,551	19,230,425	16,106,403	12,936,178	11,733,743

Cash Dividends	-	-	-	-	-

EXCHANGE RATES

     The following table sets out the exchange rates for the conversion of Canadian dollars into United States dollars.  The exchange rates used are the closing rates provided by The Bank of Canada.  The table lists the rate in effect at the end of the following periods, the average exchange rates (based on the average of the exchange rates for the closing rate of each month in such periods), and the range of high and low exchange rates for such periods.

Year ended December 31,	2004	2003	2002

End of Period	.83	.77	.63
Average for Period	.77	.71	.63
High for Period	.85	.78	.65
Low for Period	.71	.64	.63

The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2005.  The exchange rates used are the closing rates as provided by the Bank of Canada.

Month	High	Low

January 2005	.83	.80
February 2005	.82	.79
March 2005	.83	.80

The exchange rate on December 31, 2004 for the conversion of United States dollars into Canadian dollars was $1.2020 (CDN$1.00 = US$.83). As of April 1, 2005 the close rate of exchange for the conversion of United States dollars into Canadian dollars was 1.2151 (CDN$1.00 = US$.82).  The exchange rates used are the closing rates as provided by the Bank of Canada.

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

     HISTORY OF LOSSES SINCE INCEPTION, EXPECTATION OF LOSSES IN THE IMMEDIATE FUTURE, AND POSSIBILITY THAT THE COMPANY MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY. The Company has incurred net losses each year since inception. The accumulated deficit of the Company was CDN$8,990,427 as of December 31, 2004. It expects to continue to incur net losses at least through fiscal year 2005, and these losses may be substantial. To implement the current business strategy, the Company will have to incur a high level of fixed operating expenses and will continue to incur considerable research and development expenses and capital expenditures. Accordingly, if additional capital, revenues and positive cash flows cannot be generated, to which no assurance can be given, the Company will not achieve profitability. Even if profitability is achieved, it may not be sustained or increased on a quarterly or annual basis.

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

     ABILITY TO OBTAIN ADDITIONAL CAPITAL, THEREBY RESULTING IN CURTAILMENT OR CESSATION OF OPERATIONS.  The ability of the Company to realize its objectives depends in large part upon obtaining additional capital. The Company has a present need for capital in connection with its fuel cell development activities and transition to commercial operations. The Company believes that it will require up to US$10 million over the next three to five years to establish production and subsequently market the fuel cells and fuel cell products developed by the Company.  There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, not substantially dilutive to shareholders, or at all. If adequate funds are not available, the Company would have to scale back its operations, including its product development, manufacturing and marketing activities, all of which could lead ultimately to cessation of operations.

     LACK OF EXPERIENCE IN MANUFACTURING AND MARKETING PRODUCTS. To date, the Company has derived revenues principally from sales of demonstrators or small ancillary products, contract research and government grants. Sales have been limited to demonstration products and prototype models. The Company's prototypes are pre-commercial production products assembled on a one-off basis, by hand. The Company is not yet adequately financed to produce commercial products. The Company has produced its fuel cells on a semi- automated basis but has not designed a proven automated assembly facility. In addition, the Company still has not been able to determine whether or not its prototypes can be assembled through automation or if there is a sufficient level of product acceptance for the Company to sell fuel cells in sufficient volume to become profitable.

The Company may not be able to produce or commercialize any of its products in a cost-effective manner and it may not be able to successfully market these products. Production costs of the initial commercial units may be higher than their sales price.  There can be no assurance that higher production levels will occur or that sales prices will ever exceed production costs.

     MARKET ACCEPTANCE OF THE FUEL CELL PRODUCTS MAY TAKE LONGER TO ACHIEVE OR MAY NEVER BE ACHIEVED. The Company's alkaline fuel cell products represent a new technology and any success will depend on this technology achieving market acceptance. Because the Company's products are designed to capitalize on markets that presently utilize or are serviced by products from traditional and well-established power generation sources, such as engine-generators or batteries, the Company may face significant resistance from end-users to adopt a new and alternative power source technology. Fuel cell products for portable and mobile applications represent an emerging market. The Company does not know whether its targeted customers will purchase such products.

     ABILITY TO MEET PROJECTED DEMAND FOR THE COMPANY'S PRODUCTS. Locating and establishing new manufacturing facilities, if required, will place significant demands on the Company's managerial, technical, financial and other resources.

The Company's business plan contemplates significant growth in sales and personnel which may place a strain upon its current management systems and resources, as well as its ability to obtain capital. As of April 1, 2005, the Company had fewer than 25 employees. The Company's business plan and anticipated product sales will require the Company to hire, train and manage additional employees and to establish or contract for production capacity. If the Company is unable to hire the skilled employees it needs or to establish its production capacity in a timely manner, it might be unable to fulfill orders for its products or meet its business plans. There can be no assurance that the Company will be able to effectively manage its anticipated growth.

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

ASTRIS’ PRODUCTS MAY NOT MEET PERFORMANCE EXPECTATIONS IN FIELD TESTS, WHICH COULD NEGATIVELY AFFECT ITS CUSTOMER RELATIONSHIPS AND INCREASE ITS MANUFACTURING COSTS.  The components of its fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs. In internal bench tests, the POWERSTACK™ MC250 has performed at up to 60% over the original design specification and the E8 Portable AFC power generator has operated at an electrical efficiency in excess of 50%. These results do not guarantee similar or greater performance in future independent field tests.

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

     DEPENDENCE ON ATTRACTING AND RETAINING KEY PERSONNEL. The success of the Company is largely dependent on the performance of its key employees, particularly Jiri K. Nor. Mr. Nor founded Astris in 1983 and is the principal developer of Astris' alkaline fuel cell technology. Additionally, the Company is dependent on a small number of employees who have been with Astris for numerous years and who actually construct Astris' technological components and are familiar with its proprietary designs. Loss of the services of Mr. Nor or the failure to attract and retain additional key employees with necessary skills could have a material adverse impact upon the Company's growth and profitability. Competition for highly skilled management, technical, research and development and other employees is intense and the Company may not be able to obtain key person life insurance policies on any of its employees.

     RISKS INHERENT IN INTERNATIONAL OPERATIONS INCLUDING CURRENCY EXCHANGE RATE FLUCTUATIONS AND TARIFF REGULATIONS. A substantial portion of the Company's revenues is expected to be realized in currencies other than Canadian dollars. The Company's operating expenses are primarily paid in Canadian dollars. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company's results of operations. In particular, the Company may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar, the Euro and the Czech Republic koruna. In addition, the Company does not intend to enter into any hedging or other similar agreements or arrangements to protect it against any of these currency risks. The Company may also be subject to tariff regulations and requirements for export licenses, particularly with respect to certain technologies, unexpected changes in regulatory requirements, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

     POSSIBLE DIFFICULTIES BY UNITED STATES PERSONS TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON THE COMPANY OR ITS DIRECTORS OF OFFICERS, OR TO REALIZE IN THE UNITED STATES UPON JUDGMENTS. The Company is an Ontario corporation with its principal place of business in Canada. Most of its Directors and Officers are residents of Canada and most of the assets of such persons and of the Company are located outside the United States. US Persons should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against the Company or its Officers and Directors predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or (ii) would enforce, in original actions, liabilities against the Company or its Officers and Directors predicated upon the United States federal securities laws or any such state securities or blue sky laws.

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

     VOLATILE AND LIMITED MARKET FOR THE COMPANY'S COMMON SHARES. The Company's Common Shares are not actively traded.  The Company's Common Shares began trading on the Over The Counter Bulletin Board Exchange (“OTC.BB”) on June 20, 2001.  The Common Shares traded in 2004 from a high of US$0.70 to a low of US$0.30 per share. The Common Shares are not presently publicly traded in Canada. There can be no assurance given that trading activity will increase investor recognition.

     APPLICATION OF THE SEC PENNY STOCK REGULATIONS AND RESTRICTIONS. The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than US$5.00 per share. This subject to certain exemptions based upon minimum assets or revenues. As of April 1, 2005, the closing bid and asked prices for the Common Shares were US$.26 and US$.29 per share. As a Penny Stock, the Company's Common Shares may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Penny Stock Rule. This Rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally defined as individuals with a net worth in excess of US$1,000,000 or annual incomes exceeding US$200,000, or combined annual income with spouse of US$300,000).  For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

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

FORWARD LOOKING INFORMATION

The following discussion, as well as other sections within this annual report, contains forward-looking information which is based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

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

B. BUSINESS OVERVIEW.

THE COMPANY'S PURPOSE

     The Company's mission is to become the leading provider of affordable fuel cells and fuel cell power generators. The Company’s near term priority is to achieve the required business partnerships and financing to successfully achieve pilot production leading to commercialization. The Company’s business plan calls for commercialization within three years provided that adequate funding can be secured.

DESCRIPTION OF THE COMPANY'S BUSINESS ACTIVITIES

     Astris Energi Inc. is a Canadian (Mississauga, Ontario) company that since 1983 has been pioneering the development of alkaline fuel cells (“AFCs”) and AFC generators and now has a series of such power systems tested and ready for commercialization. While most fuel cell companies are targeting the eventual car-truck-bus market or large utility type generating stations, Astris has specialized, in one-to-ten kilowatt systems which have tremendous global market potential and anticipated earlier adoption. The company also anticipates linking modules together in larger units for larger applications.

     Since 1995, the Company has been engaged in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. Specifically, the Company's main focus has been to develop and market an AFC system which could be used to provide backup or off-grid power, portable power or small niche vehicles. In December 2004, the Company completed its second version of an operating golf car powered by its new Model E7 AFC fuel cell system and during 2004 tested the Model E8 Portable Power Generator that provides 2.4 kW for backup of off-grid power requirements.

    Working closely together with the company's development and manufacturing subsidiary in the Czech Republic, the Company has completed a series of alkaline fuel cell generators including:

     A 1-kilowatt portable system for extensive testing by the Czech military

     A 1-kilowatt fuel cell power generator capable of powering golf cars, in-plant delivery vehicles and other small vehicles required at airports, warehouses, retirement communities among others. This system was further integrated into the AFC Powered Golf Car. A second version of the AFC Powered Golf Car with 1.8 kilowatt of fuel cell power was completed in December 2004.

     A 4-kilowatt power unit capable of providing electricity, heat and hot water for individual homes, motor homes and boats.

A 2.4-kilowatt portable power unit that can deliver backup power or portable power for a variety of applications.

     The company continues to demonstrate the world's first alkaline fuel cell-powered golf car fueled by hydrogen.  To realize the full potential of these markets, Astris intends to partner with or license to major manufacturers in each field and initial negotiations have already begun.

     In addition, assuming success with the current fuel cell projects, in the future the Company will also seek to develop and market AFC systems up to ten or more kilowatts for other uses, such as powering small vehicles, power supplies in individual homes and emergency, uninterruptible power supplies for larger telecommunication needs, hospital emergency rooms and computers.

     The past three years have yielded exceptional progress for Astris and its worldwide leadership in alkaline fuel cell technology. With prospects targeted, Astris has a series of systems ready for independent field tests.

DESCRIPTION OF FUEL CELLS

     Fuel cells are electrochemical devices that supply electricity directly from hydrogen without combustion and the associated noise and pollution. Applications are numerous and include three broad categories including portable, stationary and mobile. Astris fuel cells have excellent potential in all three market segments and current development is focused on those market segments that are expected to have earliest adoption. These early markets include stationary, portable and select mobile applications. Currently, many portable and stationary applications are served by a combination of batteries and gasoline or diesel generators. Since fuel cells generate electricity in an efficient and clean manner from the electrochemical reaction of hydrogen and oxygen, many early applications are available where existing technologies are otherwise eliminated. The fuel cell is a potential substitute for both mobile and stationary applications currently using a battery backup or internal combustion engine today. Examples of these applications included all kinds of vehicles, home energy requirements, commercial buildings, remote sites and situations requiring electricity that are not connected to distributed power supplies. Hydrogen can be derived from a variety of sources including conventional fuels such as natural gas or propane, through chemical reactions and through electrolysis of water. Oxygen for Astris fuel cells is drawn from the air.

     Astris fuel cells are environmentally cleaner and designed to be more cost-effective than power generation using fossil fuels. Fuel cells produce little noise, some heat and water as a waste product. These benefits offer great advantages over gasoline generators, as such generators are often responsible for producing large amounts of air and noise pollution. In addition, fuel cells are nominally at least two times more energy efficient than current gasoline generators and perform at high efficiency over a wide range of power requirements.

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

     The largest issue hindering fuel cell production today is that fuel cells are still relatively expensive to produce. The high cost of manufacturing fuel cells is primarily due to the low volume of production that does not allow for economies of scale. Direct material costs are currently higher than incumbent technologies. As demand for fuel cells increases and research and development continues, the cost of the fuel cell and manufacturing should be reduced to make them more competitive with traditional energy sources.

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

     However, due to new government pollution regulations, increased energy costs and a growing demand for "off-grid" power supplies, demand for fuel cells is increasing at a fast pace. As fuel cells become better known to the public and more cost competitive with other energy sources, this demand is expected to increase.

AFCs vs. PEMFCs

     Astris engineers have been engaged in development of AFCs since 1983, deciding early that this technology had both technical and economic advantages over the PEMFC technology that was being pursued by most other companies in the field. Both NASA and the Russian space program had chosen AFCs over PEMFCs to provide electricity, heat and pure water for all manned space vehicles.  This certainly supported the Astris choice as a credible option. Additionally, developers in nearly all foreign countries have pursued alkaline technology.

     Originally, critics said only governments with deep pockets could afford AFCs, that they could never be "brought down to earth" and be commercially competitive. In fact, AFCs are inherently more economical to produce and operate than PEMFCs. AFCs also provide the highest electrochemical conversion efficiency.  Their advantage of instant start, wide temperature range, even in sub-freezing weather gives AFC technology great credibility. Broad range of low-cost electrocatalysts (not platinum that PEMFCs require) can be built from inexpensive materials - plastics, carbon, base metals and metal oxides, etc. As well, AFCs allow for easier heat and water management.

ASTRIS FUEL CELL SYSTEM

     Fuel cells are like batteries that can be connected to a fuel source and therefore will not run down as long as fuel is supplied. They generate electric power in a chemical reaction between hydrogen and oxygen from the air. They are odorless, noiseless and produce no polluting emissions - their only by-products are water and heat. The fuel cells designed and built by the Company are AFCs. While both AFC and PEMFC fuel cells have potential environmental and efficiency advantages over traditional power sources, the Company believes that AFCs can be manufactured less expensively, operated more efficiently and therefore are more practical in small and medium sized applications.

This alkaline system will start and operate at temperatures under 0 degrees centigrade. This ability to work in extreme temperatures is one of several advantages AFCs have over the competing PEMFC fuel cells being developed by others.

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

THE COMPANY'S PRODUCTS

     The Company presently offers products ranging from demonstration and educational fuel cells and accessories, to scientific products such as electrochemical test cells, associated electronic and computer based test equipment. This test equipment is useful in research and development and the testing of electrodes, fuel cells and batteries, and sub-kilowatt fuel cells and stacks.

In 2003 the Company unveiled a new, further optimized proprietary alkaline fuel cell stack, the POWERSTACK MC250 that could be used for fuel cell systems up to 10 kilowatts or more for use in uninterrupted power supplies, portable generators and small vehicles such as forklifts. The Company anticipates that such a fuel cell will be ready for commercial application within the next one to three years.

     The Company's principal fuel cell products are the POWERSTACK™ MC250, E8 generator and Freedom II golf car. These demonstrator units are pre-commercial products provided on a limited basis to individual customers and assembled by hand. These demonstration units are in contrast to "pilot production" systems, which are systems manufactured in a pilot production facility not on a full commercial basis, and to commercial systems, which are manufactured by volume production methods. The Company has begun test runs of its pilot production line to produce the POWERSTACK™ MC250.

The Company contracted Claude L. Rivoire, an internationally recognized fuel cell specialist, to lead the development of the Company’s pilot production facility. Mr. Rivoire has an outstanding track record in industrial automation, production technology and plant management, spanning the transportation industry (buses and industrial vehicles), the food and high-tech rubber industries and, since 1997, the fuel cell industry.

     POWERSTACK™ MC250 is a 250 square centimeter, medium size alkaline fuel cell. In early test results the POWERSTACK MC250 performed 60% over the original design specification.  The POWERSTACK MC250 makes a large step in increasing power density and overall performance when compared to its predecessor the LABCELL.

MODEL E8 PORTABLE AFC GENERATOR

     MODEL E8 Portable Power Generator is an advanced touch start fuel cell system that offers up to 2.4kW of power primarily targeted for back up power requirements. The E8 fuel cell generator was partially developed by the Company's Czech Republic subsidiary in a joint project partially funded by the Czech Ministry of Industry and Trade. Astris sold its first E8 generator in December 2004 under a value added reseller agreement with Alternate Energy Corp.

FREEDOM II GOLF CAR

The Freedom II is the Company’s second-generation golf car. The new, faster golf car is powered by Astris’ recently completed 1.8kW, Model E7 AFC Generator, which gives Freedom II double the power and double the acceleration of the original model which was the world’s first alkaline fuel cell powered golf car using hydrogen. Subsequent to year end, the Company sold its first Freedom II.

In addition to the Company's principal fuel cell products, the Company has several small fuel cells and products, primarily for educational purposes and testing, for sale through its website.

SMALL FUEL CELLS AND RELATED PRODUCTS

     In addition to developing fuel cells, the Company presently sells by mail order small fuel cells, test cells and electronic test equipment. They are described briefly, as follows:

     LABCELL™ LC50 is a 50 square centimeter, small alkaline fuel cell for laboratory demonstration and experimentation which produces 1.5 to 6 volts.

     LABCELL™ LC200 is a 200 square centimeter, medium size alkaline fuel cell for laboratory experimentation and small power applications which produces .75 to 12 volts.

     QUICKELL™ QC200 is an electrochemical test cell designed for the testing of gas diffusion or solid electrodes in a controlled laboratory environment for fuel cell and battery research, development and quality control.

     MODEL TL5 TEST LOAD is a monitor for fuel cells and batteries with a built-in microprocessor. It functions to briefly interrupt the current and take resistance-free cell readings up to 40 volts.

     TESTMASTER™ is a powerful, integrated software package designed for testing fuel cells and batteries. TESTMASTER performs all the tasks required for short-term or long-term testing of fuel cells or batteries, monitoring, control, data collection and storage, and graphical data representation.

     Astris s.r.o. produces and ships electrodes on behalf of the Company. The Company does not presently have any insurance on these products. Insurance is obtained at the customer's request and expense. Astris s.r.o. does not maintain a substantial inventory of electrodes or fuel cells.

     The Company currently derives minor amounts of revenues from the sale of small products. It remains unknown whether the Company will be able to further develop a market for these products. The Company is not aware of any other entity, which markets products similar to its small products.

     The Company is primarily targeting markets in North America and Europe for the sale of small stationary, portable and select mobile applications including light vehicles and emergency power supplies.

RESEARCH AND DEVELOPMENT

     AEI has been involved in fuel cell research since its formation in 1995. Almost CDN$9 million has been expended since then.  AEI had entered into the 1995 acquisition with WLD to be in a better position to raise capital for additional research and development. As sufficient financing was not obtained as part of the AEI acquisition, some of the research and development activities in Canada were curtailed. Because labor costs are significantly lower in the Czech Republic than in Canada, and the capital needs of Astris s.r.o. for research and development activities are less than what would have been required in Canada, the Company's research and development on fuel cells had primarily been carried out in the Czech Republic, through the Company's now wholly owned subsidiary, Astris s.r.o.

     Astris s.r.o. has been engaged in fuel cell research and development since 1992. Its current research and development efforts are primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells.  These research and development efforts have also been focused on reduction of production costs, improving product quality and consistency, and on identifying new features and innovations for future product development. Funds advanced from the Company for expenditures on manufacturing and research and development at Astris s.r.o. were approximately CDN$700,000 for 2004. For the years ended December 31, 2004, 2003 and 2002, the Company expended a total of approximately CDN$1,354,695, CDN$1,229,184, CDN$197,488 on research and development. The research and development budget for 2005 is contingent upon the Company's ability to raise capital.

    Since "going public" in Canada in December 1995, the Company's research and development activities have been performed both at the Mississauga, Ontario headquarters and at the Astris s.r.o. facility in the Czech Republic. Of the research and development completed in Canada during 2004, the Company received or received notification of investment tax credit refunds of $203,626.

     The Company has also completed the initial research in the development of an advanced fuel cell stack design for systems of up to 25 kilowatts or larger for use in commercial buildings and automobiles. Such fuel cells will be developed initially as prototypes and will later be developed as commercial products.

     The Company's projected initial manufacturing and research and development budget for 2005 is CDN$1.6 million subject to financing. Such amount will be used to continue development and production of the POWERSTACK MC250 fuel cell power module. If less than CDN$2.5 million is obtained from financing, the Company will reduce its research and development budget and the development and production of the fuel cell power module will continue, albeit at a slower pace. If no adequate funding is secured, the research and development of the Company's fuel cell products will have to be deferred until such financing is in place.

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

In December 2004, AEI filed two US patent applications in preparation for the sale of its POWERSTACK™ MC250 and E7 and E8 generators. Application serial #11/004,988 is on its electrode structure for stacked alkaline cells. Application serial #10/905,148 is on the alkaline fuel cell systems. However, the Company's policy is still to maintain the confidentiality of its products through trade secrecy.

     The Company has unregistered trademarks on some of its products, including LABCELL™ LC50, LABCELL™ LC200, QUICKELL™ QC200, POWERSTACK™ MC250 and TESTMASTER™.

The Company has copyright protection on its TL5 Testload and TESTMASTER™ software.

MARKETING

     The Company has a limited production capacity for its demonstration and scientific products. While direct sales efforts will continue through the Internet, Astris' principal strategy is to form joint ventures with leading manufacturers of the products that can use fuel cell power.  Manufacturers in the back up power and UPS industries are believed to be the primary targets. Manufacturers in the golf car, NEV and/or recreational vehicle industries are believed to be secondary targets.  As an alternative, the Company is also considering licensing such manufacturers to both produce and market the Astris power sources on an O.E.M. basis, with Astris collecting both license fees and royalties based on sales.

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

RAW MATERIALS AND SUPPLIES

     The principal raw materials that the Company uses are common and widely available from numerous suppliers. The Company's principal materials are largely various types of plastics, carbons, metals and their compounds and conventional components, which are all relatively inexpensive to obtain and which currently do not present supply problems.

COMPETITION

     Fuel cells are a competitive business. Competition arises from other fuel cell companies and from entities engaged in offering existing conventional energy services. The Company competes with companies that are developing all types of fuel cells. While there are currently five basic types of fuel cell technologies (see "Description of Fuel Cells" above), the Company believes that AFCs and PEMFCs are the only fuel cells that are presently of competitive relevance for the relatively small power, stationary and portable applications that the Company intends to focus upon. This is because AFCs and PEMFCs operate at ambient temperatures (above 0 degrees Celsius to 100 degrees Celsius) and deliver kilowatts, which are more suited to meet the needs of small, off-grid applications. The Company constructs only AFCs. While both AFC and PEMFC fuel cells have potential environmental and efficiency advantages over traditional power sources, the Company believes that AFCs can be manufactured less expensively, more efficiently and more practically than PEMFCs in small-scale applications.

     Astris has essentially no competition in any application area using alkaline fuel cells where its 1 kilowatt to 10 kilowatt power systems are targeted. Other AFC companies in the early R&D stages include Apollo Energy Systems and Ovonic Fuel Cell Company. The Company is focusing on the potential market in back up and UPS applications of small-capacity fuel cells, as are other PEMFC fuel cell companies. There are several competitors in this market including Ballard, Hydrogenics, Plug Power and ReliOn. There are no barriers to Ballard, or any other known or unknown competitor of the Company, entering the market covering the industries that the Company is focusing on.

     Apart from specific market competition, the Company believes that AFCs have inherent advantages over PEMFCs, regardless of specific applications. AFCs use potassium hydroxide electrolyte, a chemically basic substance, while PEMFCs are chemically acidic, requiring platinum as a catalyst. They also use an expensive membrane as an electrolyte. In addition, AFCs have been scientifically proven to be 10% more energy-efficient than PEMFCs and offer a higher electricity yield from a given quantity of fuel. That is to say, while PEMFCs might be 40-50% efficient, AFCs are 50-60% efficient. This provides a significant advantage in terms of raw energy consumption and cost savings. In addition, AFCs are able to start instantly, without warm-up, and operate at low temperatures, even below freezing, to minus 30-40 degrees Celsius. PEMFCs can only operate above freezing from 0 degrees Celsius to 80 degrees Celsius unless a heating mechanism is added, causing significant loss of efficiency and extra cost.

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

     The trial occurred on October 7, 2002. Subsequent to quarter ended September 30, 2002, the lawsuit was dismissed by the Superior Court of Justice of Ontario. The Company was successful in its defense and the entire claim was dismissed.

On December 18, 2002, the court ordered Mr. Birkett to pay CDN$81,000 to the Company as partial indemnity for the legal costs it incurred in its successful defence.  Mr. Birkett appealed to the Ontario Court of Appeal from the judgment dismissing his claim.  The Ontario Court of Appeal unanimously dismissed the appeal on June 15, 2004.  The Company was awarded additional costs in the amount of CDN$20,000.

On June 30, 2004 the Quebec Superior Court ruled in Astris’ favour and supported its application to immediately wind up and liquidate Astris Transportation Systems Inc. (“ATSI”), a corporation that was formed jointly with Care Automotive Inc.(“Care”). Astris served notice in November 2003 that its agreements with Care were terminated, as Care did not meet its funding commitment for the proposed joint venture which was to manufacture and market Astris fuel cell systems for vehicular use.

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

     The Company anticipates that its products and their installation may be subject to oversight and regulation related to their safety due to their use of hydrogen, which is flammable and regarded as a hazardous gas. However, hydrogen is a commonplace industrial gas, which is produced in enormous quantities every day in numerous industrial facilities around the world. Regulations have been in place for decades regarding hydrogen, which provide routine specifications for manufacturers of hydrogen-using equipment.  Therefore, the Company does not anticipate any new regulations regarding hydrogen, or any difficulties in complying with existing regulations.

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

C.  ORGANIZATIONAL STRUCTURE.

     The Company had a subsidiary, Astris Inc. ("AI") which was amalgamated with Astris Energi Inc. ("AEI") effective January 1, 2005. AI was incorporated initially as Astris Science Inc. on April 8, 1983, in the Province of Ontario, and changed its name to Astris Inc. in 1986. AEI also owns 100% of holding company 2062540 Ontario Inc.("Holdco"), incorporated in the Province of Ontario on January 12, 2005. Holdco owns 100% of Astris s.r.o., which was organized under the laws of the Czech Republic.  The Company, up until January 27, 2005 owned a 30% minority interest in Astris s.r.o. The Company transferred its 30% ownership to Holdco as part of the acquisition of the remaining 70% of Astris s.r.o. The remaining 70% interest in Astris s.r.o. was owned by Macnor Corp., an Ontario corporation that is wholly owned by Jiri K. Nor, an Executive Officer, Director and principal shareholder of the Company. Unless otherwise indicated or outside the context of the disclosure, all references to the Company shall include AI, 2062540 Ontario Inc. and Astris s.r.o.

D.  PROPERTY, PLANT AND EQUIPMENT (FIXED ASSETS).

     AEI has leased a 3,750 square foot industrial unit located at 2175 Dunwin Drive, Mississauga, Ontario, Canada for a period of three years ending October 31, 2005.  The minimum annual lease payments under the terms of the existing lease are CDN$33,800 to October 31, 2005, plus proportionate share of common costs.

Astris s.r.o. purchased an industrial building in the town of Vlasim, Czech Republic with approximately 8,000 square feet of manufacturing and office space on two floors.  The building is situated on a 1.5 acre lot, allowing for future expansion, if necessary. The value of the building less depreciation is CDN$313,195 and the property is CDN$25,080.

     The Company believes that the present premises are suitable for its present requirements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following is a discussion of the results of operations and financial condition of the Company for the fiscal years ended December 31, 2004, 2003 and 2002.  The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.  Differences between Canadian GAAP and United States GAAP can be found in Note 15 of Item 17 of this filing.  This discussion should be read in conjunction with the consolidated financial statements and notes thereto forming a part of this annual report.

The Company restated its fiscal 2002 Canadian financial statements. The net effect of the adjustments was an $83,354 increase in the net loss in 2002, to $743,472 and a $78,644 increase in the deficit as of January 1, 2003 to $3,321,201.

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

In 2004, revenue from the sale of fuel cells and related products and contract work was $88,798 compared with $67,870 in 2003 and compared with $180,168 in 2002. The increase was due to the sale of the Company’s first E8 generator. Sales of fuel cells and related products to parties in 2004 amounted to $7,508 in Canada and $81,290 internationally; 2003 amounted to $7,008 in Canada and $60,862 internationally; in 2002, sales amounted to $591 in Canada, and $179,577 internationally.

     AEC accounted for a majority of the sales. Throughout its history, the Company's expenses have varied based upon the amount of funds available to the Company.

     Expenses totaled $3,551,015 in 2004, compared with an amount of $2,274,839 in 2003, and compared with a restated amount of $800,822 in 2002.
The main increases were in general and administrative expenses.

General and administrative expenses were significantly higher at $1,943,799 in 2004 compared with $880,585 in 2003 and compared with a restated $332,831 in 2002.  This reflects mainly the expensing of employee stock-based compensation, additions to management, higher financial consulting fees to raise additional funding and the hiring of additional administrative staff to support the growth of the Company.

Professional fees were $243,076 compared with $145,100 in 2003 and compared with restated $254,487 in 2002, reflecting the Company’s increase in corporate activity, legal activity, accounting and compliance activity.

The Company reported a net loss of $3,462,257 (a loss of $0.16 per share basic and diluted) in 2004, $2,206,969 (a loss of $0.12 per share basic and diluted) in 2003, compared with a restated loss of $743,472 ($0.053 per share basic and diluted) in 2002.  The increase in the loss primarily reflects increased expenses as the Company ramps up pilot production.

B.  LIQUIDITY AND CAPITAL RESOURCES.

The Company had an operating cash flow deficit of $2,002,906 in 2004, compared with an operating cash flow deficit of $1,156,031 in 2003, and compared with a restated operating cash flow deficit of $380,285 in 2002. The company invested $16,807 in plant and equipment in Mississauga, advanced $700,000 to Astris s.r.o. to build the pilot production facility and incurred $48,190 in pre-acquisition costs in 2004. Expenses were offset by financings through private placements totaling $2,076,041 for a net decrease in cash at year end of $169,434, resulting in cash at year end of $178,351, providing the Company with 2 months operating capital at current burn rates.

At year end, the Company had $509,124 of assets, and a shareholders’ equity of $253,294 compared to a shareholders’ deficiency of $135,975 in 2003 and compared to a shareholders’ equity of $135,620 in 2002.

The company plans to finance operations including pilot production through the continuing sale of fuel cells, related products and contract work, new business partnerships with early adopters of the fuel cell, and additional long-term financing through private placements.  The company additionally will capitalize on available government incentives for alternative energy development. Government incentives recoverable in 2004 amounted to $199,586 compared to nil in 2003 and 216,608 in 2002.

The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products.

The Company does not have any off-balance sheet arrangements.

During 2004, the Company raised $2,076,041 through private placements of shares and warrants. During 2003, the Company raised $1,193,165 through private placements of shares and warrants. During 2002, the Company raised $628,631 through private placements of shares and warrants.

Subsequent to the year end, the Company engaged the services of investment banker Fraser Mackenzie to raise capital. These services are provided on an exclusive basis. On March 28, 2005, the Company announced that it had closed a convertible debenture financing for gross proceeds of CDN$420,000. The debenture was available for subscription to “Canadian accredited investors” only and included a coupon for 6%, payable in common shares upon conversion or maturity. Each debenture is convertible into Common Shares at a conversion rate that in no case shall be less than USD$0.20 or more than USD$0.70. Warrants may be issued to the debenture holders depending on the terms of a second larger equity financing. The debentures mature on December 10, 2005, 270 days from the date of issuance. Total net proceeds were CDN$378,000. Fraser Mackenzie Limited, for facilitating the funding, also received 156,000 broker warrants at CDN$0.27 exercisable until March 24, 2007.

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

In May 2004, a value-added reseller agreement was signed between the two companies.  AEC will act as a value-added reseller for Astris generators. All products that include any part of Astris technology will be appropriately identified with Astris logos or trademarks.  Astris will provide necessary publicity material and training to AEC representatives as required.  In the event any intellectual property is created as a result of this agreement, the property created with respect to Astris generator will be owned by Astris and property created with respect to AEC hydrogen generator will be owned by AEC. Any other intellectual property will be the owned by the creator. In December 2004, the Company sold the first E8 generator to AEC under the terms of the reseller agreement.

In May 2004, the Company approved the blueprint for its manufacturing facility to produce the POWERSTACK™ MC250 and E8 generator on a pilot production basis. The production line was completed in October 2004 in the Czech Republic and trial runs have been ongoing to perfect the product.

On October 19, 2004, the company announced that it signed a Cooperation Agreement with Italy’s Electronic Machining s.r.l. (El.Ma.). El.Ma. is a privately held company with offices and technical development facilities in Rovereto, Trento, Italy. El.Ma. has particular interest in the development of alkaline fuel cells for stationary and distributed generation of electrical power. Their fuel cell and hydrogen usage R&D is funded by the Provincia Autonoma di Trento, which is committed to the development of these technologies with an eye to early market opportunities. As well, El.Ma. specializes in research and advancement of manufacturing processes, an expertise applicable to Astris’ current AFC production line initiative.

Subsequent to year end the Company announced that it has signed a Teaming Agreement with Plasma Environmental Technologies Inc. (PET) (TSXV: PE) of Burlington, Ontario for the development of a real-world installation utilizing PET’s hydrogen-producing waste processing system and Astris’ AFC technology.

The first of three phases outlined in the agreement will be to determine the suitability of the hydrogen gas produced in the PAG waste destruction process for use in Astris’ hydrogen AFC systems and for PET to make adjustments, if necessary to their current PAG.

Upon completion of Stage 1, Stage 2 of the Agreement calls for PAG installations that will be developed to demonstrate the practical application of the PAG process in conjunction with Astris’ AFC-powered generators. It is anticipated that this Stage will be financed by appropriate stakeholders such as local, provincial or federal governments, or special interest groups.

In addition, PET has agreed to introduce Astris to any of its current or future clients who might desire to purchase or use Astris’ services or products. For this, PET will be paid a mutually agreed to commission.

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
Capital available to fund further development of technology

The level of government commitment to develop a clean energy economy, which currently is greater in Europe, Japan and Canada than in the U.S.

The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

There are a number of factors contributing to growing demand for fuel cells, including:

Increasing demand for reliable power accentuated by power blackouts of recent years

Deregulation of power markets and introduction of competition

Environmental/political concerns

Developing regions without power grids

Geographic considerations/remote power

Distributed power generation; and

Increasing price of oil

In December 2003, the Company cleared its POWERSTACK™ MC250 power module for pilot production commencing in 2004, and unveiled its 2.4 kW model E8 portable power generator which was co-financed by the Czech Republic.

CONTRACTUAL OBLIGATIONS

There are no contractual obligations to be disclosed.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

     A. DIRECTORS AND SENIOR MANAGEMENT.

     The following table sets forth the name, age and office held with the Company as of April 1, 2005 and the period during which such person has served as a Director, Executive Officer and/or senior management.

---------------------------------------------------------------------------
Name	Age	Office Held	Director Since
----	---	-----------	--------------
Jiri K. Nor	65	President, Chief Executive Officer and Director	1996

Arthur Laudenslager (1)	78	Director	2003

Anthony Durkacz	29	Vice President Finance	2003

H. David Ramm	53	Managing Director	2004

Brian Clewes (1) (2)	46	Director	2004

Michael Liik (2)	45	Director	2004

Peter Nor	34	Vice President Marketing	Not a Director

Notes:

(1)	Members of the Company's Audit Committee.
(2)	Members of the Company’s Compensation Committee.

    Jiri K. Nor has been a Director and the President of the Company since March 1996. He is a trained engineer, with particular expertise in mechanics, aeronautics, electronics and electrochemistry. He is the principal inventor/developer of the Company's AFC fuel cell technology. Mr. Nor is also an entrepreneur with extensive business experience and the President and sole stockholder of Macnor Corp. He was the founder of Sonotek, an electronics company, inventor of the Minitcharger ¨ fast battery charging technology and founder of the Norvik group of companies. For more than five years until August 1997, he was Vice President of Research for Norvik Technologies and Norvik Traction, companies in the business of developing fast battery chargers.

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

H. David Ramm, MBA, is a widely experienced corporate executive in the field of alternate energy systems. He was formerly Chairman and CEO of International Fuel Cells (now UTC Fuel Cells, a division of United Technologies Corporation), Managing Director of Enron's renewable energy business and former President and CEO and Director of Integrated Electrical Services (a Fortune 1000 firm). Under Mr. Ramm’s leadership, UTC developed the first-ever commercialized fuel cell, a 200kW phosphoric acid fuel cell power plant sold under warranty as the power source of back-up generators for mission critical applications. The Company hired H. David Ramm as Executive Vice President, heading up business development. On October 22, 2004 his position changed to managing director, his focus still maintained on business development.

Brian D. Clewes is a twenty-year veteran of the insurance industry, he is currently a principal in Clewes & Associates Life Insurance Consultancy Inc., the largest supplier of benefits consulting services to Ontario Chartered Accounting firms.   Mr. Clewes is an outstanding entrepreneur with solid connections in the angel financing community.

Michael Liik, P. Eng, MBA is currently President of Liikfam Holdings Inc., an investment/venture capital company. He has a successful record of investing in and leading both early-stage and high-growth Canadian public companies including Cymat Corp. and Slater Steel. He brings to the Board extensive merchant banking skills to assist in raising investment financing for Astris' next stage of development.

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

B.  COMPENSATION

For the 2004 fiscal year, the Company paid compensation for salaries of CDN$186,496 in cash.  Macnor Corp. received CDN$123,996 for the services of Mr. Jiri Nor and Mr. Peter Nor, Mr. Ramm received CDN$nil and Fortius received CDN$62,500.  In addition, the Company issued Common Shares at market value in lieu of cash to its Executive Officers for services rendered to the Company and not paid in cash. (See below).

For the 2003 fiscal year, the Company paid compensation for salary of CDN$113,998 in cash.  Macnor Corp. received CDN$103,998, Mr. Emerson received CDN$nil and Fortius received CDN$10,000.  In addition, the Company issued Common Shares at market value in lieu of cash to its Executive Officers for services rendered to the Company and not paid in cash. (See below).

     For the 2002 fiscal year, the Company paid compensation for salary of CDN$36,000 in cash. Macnor Corp. received CDN$36,000 and Mr. Emerson received CDN$nil. In addition, the Company issued Common Shares at market value in lieu of cash to its Executive Officers for services rendered to the Company and not paid in cash. (See below).

     There does not currently exist any compensation arrangement for any of the Directors except for Michael Liik, nor does the Company have any pension, retirement or similar plan for its Executive Officers or Directors. Michael Liik is compensated $8,333 per month billed through Liikfam Holdings Inc. for financial consulting services.

An executive compensation committee was appointed in January 2005 to study and determine appropriate levels of compensation and to structure employment agreements for officers. The compensation committee will also determine appropriate levels of compensation for Board members in the near future.

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

On October 22, 2004, the Board of Directors passed a resolution authorizing an amendment to a stock option plan dated September 25, 2001 and amended October 30, 2002 increasing the number of shares available in the plan by 2,600,000 shares, to a total of 5,100,000 shares.  The amendment was adopted by the Company’s shareholders at its annual and special meeting of shareholders held on October 22, 2004.  All features of the plan remain unchanged.

The following table outlines the options and warrants that are outstanding as of April 1, 2004 of the directors and senior management of the Company:

Name	Number of Shares	Exercise Price	Expiry
----	----------------	--------------	------
Jiri Nor	50,000	US$0.505	08/15/05

Jiri Nor	300,000	US$0.24	11/12/06

Michael Liik (1)	500,000	US$0.36	12/11/09

Liikfam Holdings Inc. (2)	500,000	US$0.37	12/09/07

Peter Nor	100,000	US$0.36	12/06/09

Anthony Durkacz	112,500	US$0.50	04/24/05

Anthony Durkacz	250,000	US$0.20	07/22/07

H. David Ramm	250,000	US$0.50	09/09/08

(1) The option becomes effective only once certain financing conditions are met.
(2) The warrant becomes effective only once certain financing conditions are met

C.  BOARD PRACTICES.

     The Board of Directors may consist of from three to ten members, and currently consists of six members. Each Director is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The next annual meeting is expected to take place sometime in June 2005.

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

     Arthur Laudenslager and Brian Clewes are members of the Company's Audit Committee. Michael Liik and Brian Clewes are members of the Company’s Compensation Committee. There are no additional committees of the Board.

D.  EMPLOYEES.

     AEI presently has one managing director, four Officers and eight-teen other employees, including full-time lab technicians, a bookkeeper, and two part-time technical experts. The President is also the General Manager of the current projects on a full-time basis. Job descriptions for employees in small, entrepreneurial companies such as the Company tend to be rather flexible, but clearly the principal role of the General Manager is to oversee the progress of the current projects to ensure they are completed satisfactorily, on budget and on time. The executive assistants are responsible for reception and other details of general office administration, including assisting the executives.  The present employees are not represented by a labor union. The Company considers its relationship with its employees to be satisfactory.

E.  SHARE OWNERSHIP.

     The following table lists, as of April 1, 2005, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

Name	Amount and Nature of Beneficial Owner	Percent of Class
----	-------------------	--------
Jiri K. Nor (1)	7,596,884	23.96%
Brian Clewes	100,390	0.31%
Arthur Laudenslager (2)	102,430	0.32%
Michael Liik	0	0.00%
Anthony Durkacz (3)	279,670	0.88%
H. David Ramm	60,945	0.19%
Peter Nor	0	0.00%

All Executive Officers and Directors as a group	8,140,319	25.68%

  ---------------------------------------------------------------------------

(1)  Includes (i) 117,500 Common Shares held by Jiri K. Nor and (ii) 7,479,384 Common Shares held by Macnor Corp.

(2)  Includes (i) 95,430 Common Shares held by Arthur Laudenslager and (ii) 7,000 Common Shares held by First Energy Advisors.

(3)  Includes (i) 98,100 Common Shares by Anthony Durkacz and (ii) 181,570 Common Shares by Fortius Research and Trading Corp.

ITEM 7.
MAJOR SHAREHOLDERS AND RELATED AND NON-RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

     The following table lists, as of April 1, 2005, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

  Name                              Amount and Nature           Percent
                                          of Beneficial Owner            of Class
  ----------------------------------------------------------------------
  Jiri K. Nor (1)                       7,596,884                        23.96%
  ----------------------------------------------------------------------

(1)  Includes (i) 117,500 Common Shares held by Jiri K. Nor and (ii) 7,479,384 Common Shares held by Macnor Corp.

     There has been significant change in the percentage ownership held by the major shareholder during the past three years due to dilution incurred by private placements, the issuance of Common Shares to reduce debt and the issuance of common shares for the acquisition of Astris s.r.o.

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

B.  RELATED PARTY TRANSACTIONS.

Subsequent to the year end, effective January 2, 2005, the Company acquired the remaining outstanding shares of its foreign affiliate in the Czech Republic, Astris s.r.o. The aggregate purchase price was CDN$2,209,000 compensated by issuing 5,000,000 common shares of the Company for CDN$1,955,000 and 5,000,000 warrants for CDN$254,000. 2,500,000 common shares will be held in escrow for one year until January 2, 2006. Each warrant entitles the holder to one common share exercisable as follows:

2,000,000 warrants at CDN$0.90; 2,000,000 warrants at CDN$1.10 and 1,000,000 warrants at CDN$1.30 expiring on January 27, 2008. The transaction closed on January 27, 2005.

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

Director and officer	74,000 shares
Company controlled by a directorand officer	98,775 shares

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

During the four quarters of 2004, the company issued shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Company Controlled by a Director & Officer	17,565	28,167	58,033	58,254	162,019
Directors	66,318	64,138	282,085	105,659	518,200
Officers		22,819	34,822	46,603	104,244
Director and Officer	17,565		29,765	48,550	95,880

Total	101,448	115,124	404,705	259,066	880,343

These shares were issued at prices ranging from $US 0.61 to 0.30

     As of September 13, 1999, the Company entered into a royalty arrangement with Macnor Corp., an Ontario corporation ("Macnor"), which is wholly-owned by Jiri K. Nor, President, Chief Executive Officer and Director of the Company. This arrangement called for Macnor to sell certain fuel cell products, developed and manufactured by Astris s.r.o. (small fuel cells), through a website and mail order opened and operated by Macnor. Macnor was to pay an annual royalty equal to five percent (5%) from all sales of such goods, based upon gross revenues. In the year 2002 the Company recognized revenues of CDN$2,476 related to this arrangement and CDN$837 in the year 2003. This agreement has been terminated as of May 31, 2003.

     Peter K. Nor is a director and secretary of Macnor Corp.

Anthony Durkacz is President and CEO of Fortius Research & Trading. Fortius is 100% owned by Anthony Durkacz.

Arthur Laudenslager is Vice President of First Energy Advisors.  First Energy Adivsor is 33.33% owned by Arthur Laudenslager.

Michael Liik is President of Liikfam Holdings Inc. Liikfam Holdings is 100% owned by Michael Liik.

     At year end December 31, 2003, the Company owed CDN$100,000 in principal and CDN$21,000 of accrued interest to Mr. Blenkarn, a Former Director (CDN$8,400), Mr. Crawford (CDN$4,200) and Mr. Nor (CDN$8,400), as payment for advances made by them to the Company under the terms of a debenture, dated September 30, 1996. The amount owed was secured and bore interest at twelve percent (12%) per annum. Mr. Blenkarn, Mr. Crawford and Mr. Nor agreed that they would not demand repayment of the principal and interest until after January 1, 2005. The amount owed was collateralized by a lien on all of the assets and business of Astris Inc. On August 4, 2004, the debenture was repaid in full by the issuance of 260,175 common shares of the Company.

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

Non-related parties   48,470 shares

On October 28, 2003, the Corporation agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price at US$0.55 per share:

Non-related parties   43,960 shares

On December 16, 2003, the Corporation agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price at US$0.43 per share:

Non-related parties   11,000 shares

During the four quarters of 2004, the company issued shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual

Total Non-Related Parties	306,040	136,092	565,535	721,205	1,728,872

D. INTERESTS OF EXPERTS AND COUNSEL.

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     Reference is made to Item 17 for a list of all financial statements and notes related thereto filed as part of this Annual Report.

A.6. EXPORT SALE DISCLOSURE

In 2004, the Company had export sales in the amount of $81,290.  In 2003, the Company had export sales in the amount of $60,862.  In 2002, the Company had export sales in the amount of $179,577.

B.  SIGNIFICANT CHANGES.

     There have been no significant changes, which have occurred since the date of the annual financial statements included in this Report except as reported in Item 7B “Acquisition of Astris s.r.o.”

DIVIDEND POLICY.

     The Company has not paid dividends within the last five fiscal years. For a description of the ability of the Board of Directors to distribute dividends, please see Item 10B below.

ITEM 9. THE OFFER AND LISTING.

MARKETS AND PRICE HISTORY OF THE COMPANY'S STOCK.

     As of April 1, 2005, the Company had approximately 277 stockholders of record for its Common Shares and 31,702,901 Common Shares were issued and outstanding. The Company believes that there are a considerable number of beneficial holders of the Common Shares, as a substantial number of Common Shares are held of record by principal depositories in Canada and the United States. As at April 1, 2005, the shareholder list showed 275 registered shareholders holding a total of 10,482,227 Common Shares, 5,583,797 Common Shares in the name of Cede & Co and 15,636,877 Common shares in the name of CDS & Co (the depository in Canada).

     The Common Shares were previously traded in Canada on the Canadian Dealing Network (CDNX), but presently has an inactive listing on the CDNX. The Company would seek to reactivate such listing once it meets the initial listing requirements of the TSX Venture Exchange (TSX.V). The Company does not presently meet the following requirements to qualify to list on the TSX.V: net tangible assets of CDN$750,000, unallocated funds of CDN$100,000 and/or the required amount of working capital to cover the Company's administrative expenses for 12 months. Since June 20, 2001, the Company's Common Shares have been posted for trading on the O.T.C. Bulletin Board under the symbol ASRNF. The quarterly high and low prices for the past two fiscal years are tabulated below:

2003	High	Low

First	$.90	$.42
Second	.65	.42
Third	1.11	.35
Fourth	.87	.40

2004	High	Low

First	$.61	$.49
Second	.53	.39
Third	.57	.32
Fourth	.51	.37

The following table sets forth the high and low market prices for each of the past 3 months:

Month 2005	High, US$ /share	Low, US$ /share

January	$.38	$.31
February	.40	.26
March	.32	.23

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

C.  MATERIAL CONTRACTS

     The Company entered into a value added reseller agreement with Alternate Energy Inc. and a co-operation agreement with El.Ma, as previously mentioned under Item 5C “Prospects”.

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

IMPACT OF CURRENCY FLUCTUATIONS

     The Company's operating expenses are primarily paid in Canadian dollars.  Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company's results of operations. In particular, the Company may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar or Euro. The Company has not previously engaged in, and does not now intend to enter into, any currency hedging or other similar currency hedging transactions. The Company may enter into such transactions on a non-speculative basis to the extent that it might in the future have substantial foreign currency exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of December 31, 2004 (the "Evaluation Date"). Based on that evaluation, these officers have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company and the Company's consolidated subsidiaries would be made known to them by others within those entities.

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

C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended 2004 and 2003, the audit fees were CDN$22,000 and CDN$50,000.  For the year ended 2004 and 2003, the audit-related fees for the principal accountants were CDN$nil and CDN$nil.  For the year ended 2004 and 2003, the tax related fees for the principal accountants were CDN$nil and CDN$nil.  The Company’s audit committee’s pre-approval of audit fees is discussed in advance with the principal accountant and the audit committee. If there are any adjustments, they are approved by the audit committee.

E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

        The following documents are filed as Attachment A hereto and are included as part of this Form 20-F.

ASTRIS ENERGI INC. CONSOLIDATED FINANCIAL STATEMENTS

Description of Document:

Auditors' Report for the year ended December 31, 2004.
Auditors’ Report for the year ended December 31, 2003.
Auditors’ Report for the year ended December 31, 2002.
Consolidated Balance Sheets for the year ended December 31, 2004, 2003 and 2002.
Consolidated Statements of Loss and Deficit for the years ended December 31, 2004, 2003 and 2002.
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.
Notes to Consolidated Financial Statements for the year ended December 31, 2004, 2003 and 2002.

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

                                       ASTRIS ENERGI INC.

                                       By: /s/ Jiri K. Nor
                                           ---------------
                                       President and Chief Executive Officer
                                       Date: April 29, 2005

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004

ASTRIS ENERGI INC.

INDEX

December 31, 2004

PAGE

AUDITORS’ REPORT - DECEMBER 31, 2004 AND DECEMBER 31, 2003	R-1

AUDITOR’S REPORT - DECEMBER 31, 2002	R-2

FINANCIAL STATEMENTS

Consolidated Balance Sheets - Statement I	R-3

Consolidated Statements of Loss and Deficit - Statement II	R-4

Consolidated Statements of Cash Flows - Statement III	R-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	R-6 - 33

AUDITORS’ REPORT

To the Directors of
ASTRIS ENERGI INC.

We have audited the consolidated balance sheets of ASTRIS ENERGI INC. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company, as at December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

/s/ Danziger & Hochman

Toronto, Ontario Chartered Accountants
April 26, 2005

Comments by Auditors for U.S. Readers on Canada - United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statement and when there is a correction of an error in the application of accounting principles, such as those described in Note 3 relating to prior year’s financial statements. Our report to the directors dated April 26, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ Danziger & Hochman

Toronto, Ontario Chartered Accountants
April 26, 2005

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

/s/ Lugowy Associates
CHARTERED ACCOUNTANTS
Hamilton, Ontario
May 25, 2004

Comments by Auditors for U.S. Readers on Canada - United States Reporting Difference

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

/s/ Lugowy Associates
CHARTERED ACCOUNTANTS
Hamilton, Ontario
May 25, 2004

ASTRIS ENERGI INC.                                                     Statement  I
(A Development Stage Company)
Consolidated Balance Sheets
As at December 31, 2004
(Canadian Dollars)
	2004	2003	2002
			Restated
			(Note3)
ASSETS
CURRENT
Cash	$178,351	$347,785	$253,938
Receivables	3,544	1,000	30,440
Prepaid expenses and deposits (note 5)	10,118	37,206	149,777
Investment tax credits refundable	199,586	-	216,608
Goods and services tax receivable	27,387	16,120	-
Other assets	53,692	-	-

	472,678	402,111	650,763
Property, plant and equipment (note 4)	36,446	33,124	25,737

	$509,124	$435,235	$676,500

LIABILITIES
CURRENT
Payables and accruals (note 5)	$255,830	$399,140	$420,480
Deposit on shares (note 7)	-	72,070	-

	255,830	471,210	420,480
Advances from related parties (note 5)	-	100,000	120,400
	255,830	571,210	540,880

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (note 7)	6,227,074	3,343,853	2,525,239
CONTRIBUTED SURPLUS (note 7)	3,016,647	2,048,342	931,582
DEFICIT - Statement II	(8,990,427)	(5,528,170)	(3,321,201)
	253,294	(135,975)	135,620

	$509,124	$435,235	$676,500

Description of Business and Going Concern (note 1)
Commitments (note 10)
APPROVED ON BEHALF OF THE BOARD

/s/ Jiri Nor, Director

/s/ Anthony Durkacz, Director

ASTRIS ENERGI INC.                                                     Statement II
(A Development Stage Company)
Consolidated Statements of Loss and Deficit
For the Year Ended December 31, 2004
(Canadian Dollars)
                                            2004                     2003                 2002
Restated
(Note 3)

REVENUE (note 5)	$88,798	$67,870	$180,168

EXPENSES
Research and development (note 5)	1,343,695	1,229,184	197,488
General and administrative	1,943,799	880,585	332,831
Professional fees	243,076	145,100	254,487
Interest on advance from related parties (note 5)	7,000	12,000	12,000
Amortization	13,485	7,970	4,016

	3,551,055	2,274,839	800,822

LOSS BEFORE THE FOLLOWING	(3,462,257)	(2,206,969)	(620,654)

Deferred costs written off	-	-	(122,818)

LOSS FOR THE YEAR	(3,462,257)	(2,206,969)	(743,472)

DEFICIT, BEGINNING OF YEAR AS
PREVIOUSLY REPORTED	(5,528,170)	(3,242,557)	(2,582,439)

Prior period adjustments (note 3)	-	(78,644)	4,710

DEFICIT, BEGINNING OF YEAR AS
RESTATED	(5,528,170)	(3,321,201)	(2,577,729)

DEFICIT, END OF YEAR	$(8,990,427)	$(5,528,170)	$(3,321,201)

LOSS PER COMMON SHARE, BASIC
AND DILUTED (note 7)	$(0.16)	$(0.12)	$(0.05)

ASTRIS ENERGI INC.                                                    Statement III
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2004
(Canadian Dollars)
                                                                                             2004                  2003                  2002
 Restated
(Note 3)
OPERATING ACTIVITIES
Loss for the year	$ (3,462,257)	$ (2,206,969)	$ (743,472)
Items not requiring cash
Amortization	13,485	7,970	4,016
Consulting and professional fees and
paid in capital stock to non-related parties	890,097	136,122	166,801
Consulting and professional fees and
expenses paid in options to non-employees	227,406	131,063	83,354
Consulting fees and expenses paid in
capital stock to related parties	460,360	266,247	207,456
Stock-based compensation to employees	105,962	188,377	-
Warrants issued to directors	91,655	-	-
Deferred costs written off	-	-	122,818
Net change in non-cash working capital
balances related to operations (note 8)	(329,614)	321,159	(221,258)
CASH (USED) IN OPERATING ACTIVITIES	(2,002,906)	(1,156,031)	(380,285)
INVESTING ACTIVITIES
Purchase of other assets	(53,692)	-	-
Purchase of property, plant and equipment	(16,807)	(15,357)	(11,797)
	(70,499)	(15,357)	(11,797)
FINANCING ACTIVITIES
(Decrease) increase in advances from related
parties	(100,000)	-	6,400
Deposit on shares	(72,070)	72,070	-
Issuance of common shares	1,538,874	395,845	171,781
Issuance of warrants	537,167	797,320	456,850
	1,903,971	1,265,235	635,031

NET INCREASE (DECREASE) IN CASH
DURING THE YEAR	(169,434)	93,847	242,949

CASH, BEGINNING OF YEAR	347,785	253,938	10,989

CASH, END OF YEAR	$178,351	$347,785	$253,938
Supplemental disclosure
Interest paid	$-	$-	$15,000
Investment tax credits recovered	5,820	388,499	-

{See accompanying notes.}

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
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

POWERSTACK MC250 Project

The POWERSTACK MC250 project represents fuel cell stack improvement in several aspects of AFC technology.  The POWERSTACK MC250 is at a pre-commercial stage.  The Company started a pilot production line of the POWERSTACK MC250 in 2004.

The Company has expensed $1,984,263 to date on this project as at December 31, 2004 (2003 - $1,127,862).  No revenue has yet been earned from this project and no amounts have been capitalized or deferred to date.

E8 Generator Project

The E8 generator project uses the POWERSTACK MC250 to produce 2.4 kW of nominal rated power.  The E8 generator is ready to be installed in demonstration and pilot applications.

The Company has expensed $963,897 to date on this project as at December 31, 2004 (2003 - $298,810). Included in revenue is the Company’s first sale of an E8 generator in 2004.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due.  No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses and during 2004, utilized $2,002,906 of cash in operations. At December 31, 2004, the Company reported a deficit of $8,990,427 and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt as to the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including possible private placements and an IPO on the Toronto Venture Stock Exchange to raise capital in fiscal 2005.  Nevertheless, there is no assurance that these initiatives if undertaken will be successful.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

1.  DESCRIPTION OF BUSINESS AND GOING CONCERN (continued)

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
December 31, 2004
(Canadian Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

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
December 31, 2004
(Canadian Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

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
December 31, 2004
(Canadian Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

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

3. PRIOR PERIOD ADJUSTMENTS

The financial statements of 2002 and prior years have been restated to reflect the following errors identified therein and change in accounting policy, summarized as follows:

A		B	C	D	E	F	Total
Increase (decrease)
in deficit as at
January 1, 2002	$342,899	$-	$12,000	$(12,776)	$(31,546)	$(315,287)	$4,710

Increase (decrease)
in loss for the year
ended December
31, 2002	83,354	-	-	-	-	-	83,354

Increase (decrease)
in deficit as at
January 1, 2003	$426,253	$-	$12,000	$(12,776)	$(31,546)	$(315,287)	$78,644

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

3.  PRIOR PERIOD ADJUSTMENTS (continued)

A)
The Company was not previously accounting for the expense associated with the granting of stock options to non-employees as payment for services received.  Under Canadian generally accepted accounting principles, the Company should have been expensing stock options granted to non-employees since its fiscal year beginning January 1, 2002.  As a result of correcting this accounting error, there was an increase in loss for the year ended December 31, 2002 and an increase in contributed surplus as at December 31, 2002 of $83,354.  In addition, the Company has voluntarily elected to change its accounting policy with respect to stock options granted to non-employees as payment for services received prior to January 1, 2002.  As a result of this change in accounting policy, there was an increase in deficit and an increase in contributed surplus as at January 1, 2002 of $342,899.

B)
The Company was not previously accounting for warrants attached to shares issued.  Under Canadian generally accepted accounting principles, the Company should have been allocating the cash consideration received from the issuance of shares and attached warrants based on the fair market value of each of those financial instruments with the resulting amounts being recorded as share capital and contributed surplus, respectively.  The Company was previously recording all cash received as share capital.  As a result of correcting this accounting error, there was an increase in contributed surplus and a decrease in share capital as at January 1, 2002 of $48,479.  In addition for warrants issued during 2002, there was a further increase in contributed surplus and a decrease in share capital for the year ended December 31, 2002 of $456,850.

C)
The Company had not previously recorded the interest on the debenture due to shareholders for 1999.  As a result of correcting this accounting error, there was an increase in deficit and an increase in advances from related parties as at January 1, 2002 of $12,000.

D)
The Company had made an error in the amounts used with respect to a property, plant and equipment disposal in 1998.  The correction of this accounting error resulted in an increase in property, plant and equipment and a decrease in deficit as at January 1, 2002 of $12,776.

E)
The Company had previously accounted for having owned all of the outstanding common shares of its subsidiary Astris Inc.  However, there are 404,041 issued and outstanding shares of Astris Inc. that are not owned by the Company.  As a result of correcting this accounting error, there was a decrease in deficit and a decrease in share capital (shares to be issued) as at January 1, 2002 of $31,546.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

3.  PRIOR PERIOD ADJUSTMENTS (continued)

F)
The Company had recorded a liability in 1995 but at the time of recording the amount it did not have the characteristics of a liability.  As a result of correcting this accounting error, there was a decrease in deficit and a decrease in advances from related parties as at January 1, 2002 of $315,287.

4. PROPERTY, PLANT AND EQUIPMENT

			2004
		2004	Net
	2004	Accumulated	Book
	Cost	Amortization	Value

Office furniture and equipment	$54,226	$23,277	$30,949
Leasehold improvements	10,939	5,442	5,497

	$65,165	$28,719	$36,446

			2003
		2003	Net
	2003	Accumulated	Book
Cost		Amortization	Value

Furniture, fixtures and equipment	$37,419	$11,980	$25,439
Leasehold improvements	10,939	3,254	7,685

	$48,358	$15,234	$33,124

			2002
		2002	Net
	2002	Accumulated	Book
Cost		Amortization	Value

Furniture, fixtures and equipment	$25,800	$5,823	$19,977
Leasehold improvements	7,200	1,440	5,760

	$33,000	$7,263	$25,737

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

5. RELATED PARTY TRANSACTIONS AND BALANCES

The Company, in the course of its regular business activities, has routine transactions with affiliates. These transactions are recorded at the exchange amount.

Advances from related parties at December 31, are summarized as follows:

	2004	2003	2002

Advances from directors	$-	$-	$20,400
Debenture due to shareholders	-	100,000	100,000

	-	$100,000	$120,400

Debenture due to shareholders

The debenture due to shareholders was secured by a fixed and floating charge on all of the assets and business of Astris Inc. and bore interest at 12% per annum. During the year the debenture and interest accrued was completely paid to the shareholders by the issuance of 260,175 common shares. The shareholders released the security on the liability.

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

The Company has not recorded any further share of the losses of s.r.o. over and above the original investment as the Company has not guaranteed the obligations of s.r.o.

The following summarizes the cumulative unrecognized losses of s.r.o. as a result of this treatment:

	2004	2003	2002

Unrecognized income during the year	$22,992	$6,924	$6,331
Unrecognized cumulative profits (losses)	$(1,648)	$(24,640)	$(31,564)

The Company regularly subcontracts portions of its research and development activities to s.r.o. In addition, the Company sells its products to s.r.o., as required.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

5  RELATED PARTY TRANSACTIONS AND BALANCES (continued)

As at December 31:	2004	2003	2002

Balance of funds paid included in prepaid
expenses and deposits	$-	$30,000	$146,074
Included in payables and accruals	$588	$137,480	$123,919

Year ended December 31:

Total funds advanced	$700,000	$416,000	$23,000
Sales	$-	$45,901	$140,575
Purchases included in research and development	$563,108	$729,800	$89,159

The large amount of funds advanced to sro in 2004 were for operating expenses, the purchase of land and a building as well as equipment for the new electrode production facility.

In addition, payables and accruals as at December 31, 2004 include the following amounts:

$13,826 owing to a company controlled by a director, officer and shareholder for consulting fees (2003 - $24,266; 2002- $55,061);

$17,441, $1,043, and $nil owing to three directors, officers and shareholders for consulting fees or bonuses (2003 - $29,735, $26,750 and $8,125; 2002 - $45,900, $9,231 and $nil);

$nil accrued interest owing to each of the three shareholders holding the debenture payable (2003 - $8,400, $8,400, $4,200; 2002 - $3,600, $3,600 and $1,800).

During 2004, the following amounts were expensed as consulting fees to directors and officers:

Company controlled by a director,
officer and shareholder	$166,279	(2003 - $143,331;	2002 - $120,000)
Director and shareholders	$ 80,875	(2003 - $115,080;	2002 - $ 80,299)
Company controlled by a director,
officer and shareholder	$100,000	(2003 - $100,000;	2002 - $ 28,461)
Officer and shareholder	$ 93,455	(2003 - $ 10,279;	2002 - $nil)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

5. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

During 2004, the following amounts were expensed as interest to shareholders:

Director, officer and shareholder	$2,800	(2003 - $4,800;	2002 - $4,800)
Former director and shareholder	$2,800	(2003 - $4,800;	2002 - $4,800)
Director and shareholder	$1,400	(2003 - $2,400;	2002 - $2,400)

On May 26, 2003 the Board of Directors approved a compensation package for a senior executive whereby he will receive commission on funds raised through First Energy Advisors. The commission schedule was as follows: 5% paid on the first $1 million, 4% on the second $1 million, 3% on the third $1 million, 2% on the fourth million and 1% on all money raised afterward. During the year, the following amounts were paid to the Senior Executive: $51,140(2003 - $29,735).

This senior executive was not re-appointed as a Director at the Shareholder Meeting held on October 22, 2004. At a Board Meeting subsequent to the year-end, the Board terminated this compensation package.

6.	INCOME TAXES

The Company has tax non-capital loss carryforwards of approximately $5,449,000. If unused, the tax losses will expire as follows:

2005	$6,000
2006	61,000
2007	188,000
2008	294,000
2009	323,000
2010	1,734,000
2014	2,843,000

In addition, the Company has undeductible scientific research and development expenditures amounting to $1,520,417, which have no expiry.

Investment tax credits recorded during the year as a reduction of expenses aggregated to $203,626 (2003 - $172,959).

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

6.	INCOME TAXES (continued)

The Company’s computation of income tax recovery is as follows:

	2004	2003	2002

Loss before income taxes	$(3,462,257)	$(2,206,969)	$(743,472)
Statutory income tax rate	36.12%	35.12%	33.62%
Income tax recovery at statutory rate	(1,250,567)	(775,088)	(287,129)
Non-deductible expenses	125,285	114,832	33,742
Effect of income tax rate changes on future
income taxes	-	59,360	19,547
Change in valuation allowance and other items	1,125,282	600,896	233,840

Income tax expense	$-	$-	$-

Components of the Company’s net future income tax assets are:

Non capital losses ($5,449,000 X 0.3612)	$1,968,179	$982,658	$354,532
Scientific research and development expense
($1,520,417 X 0.3612)	549,175	273,234	300,464
Valuation allowance	(2,517,354)	(1,255,892)	(654,996)

Net future income tax asset	$-	$-	$-

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a) Share capital

Share capital consists of the following:

Authorized (see note below)
   Unlimited common shares
10,000,000 preferred shares

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Issued and outstanding

	2004		2003		2002
	Common Shares		Common Shares		Common Shares

Issued at January 1	19,230,425	$3,343,853	16,106,403	$2,525,239	12,936,178	$1,979,201

Issued during year
-in exchange for
Consulting and
Professional fees
and expenses from
non-related parties	1,728,872	890,096	209,082	136,122	506,050	166,801

- in exchange for
Consulting fees and
expenses from
related parties	586,592	332,360	412,825	266,247	657,925	207,456

- In repayment of
from
directors	293,751	128,000	45,500	20,400	-	-

- for cash	4,476,911	1,532,765	2,456,615	395,845	2,006,250	171,781

	7,086,126	2,883,221	3,124,022	818,614	3,170,225	546,038
Balance as at
December 31	26,316,551	$6,227,074	19,230,425	$3,343,853	16,106,403	$2,525,239

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

The weighted average number of shares outstanding during 2004 is 21,106,312 (2003 - 17,818,830; 2002 - 14,076,243). These figures are used for purposes of calculation of the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculations of diluted loss per share as the effect would be anti-dilutive.

At the Company’s Annual Meeting held on October 22, 2004, an amendment was passed increasing the authorized capital of the corporation to an unlimited number of common shares.

No preferred shares have been issued.

b)	Common stock issued to settle obligations of the Company to Directors, Officers and Consultants of the Company

On March 27, 2002, the Company issued 442,225 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The following shares were issued April 2, 2002 pursuant to the Directors’ Resolution dated March 27, 2002, at a price of $0.20 (U.S.) per share:

Director and officer	51,800shares
Company controlled by a director and office	164,125shares
Director	25,750shares
Former director	77,800shares
Director and officer	43,750shares
Non-related parties	79,000shares

On July 2, 2002, the Company issued 303,775 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of $0.20 (U.S.) per share:

Director and officer	74,000shares
Company controlled by a director and officer	98,775
Non-related parties	131,000shares

On October 18, 2002, the Company issued 121,925 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of $0.20 (U.S.) per share:

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUED SURPLUS (continued)

Director and officer	23,625shares
Company controlled by a director and officer	37,800shares
Director and officer	60,500shares

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

On January 10, 2003, the Company issued 267,685 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants that provided services or benefits between October and December 2002 to the Company. The following issuance of shares was approved at a price of $0.29 (U.S.) per share:

Company controlled by a director and officer	26,775shares
Director and officer	99,810shares
Company controlled by a director and officer	20,600shares
Director	45,500shares
Non-related parties	75,000shares

On May 8, 2003, the Company issued 133,942 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company The following were provided compensation for services as noted at a price of $0.56 (U.S.) per share:

Company controlled by a director and officer	14,640shares
Director and officer	58,160shares
Company controlled by a director and officer	30,490shares
Non-related parties	30,652shares

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

On July 16, 2003, the Company issued 112,170 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company The following were provided compensation for services as noted at a price of $0.53 (U.S.) per share:

Company controlled by a director and office	18,200shares
Director and officer	10,500shares
Company controlled by a director and officer	35,000shares
Non-related parties	48,470shares

On August 11, 2003, the Company issued 19,750 shares of common stock as a severance package at a price of $0.51 (U.S.) per share to a senior executive.

On October 28, 2003, the Company issued 87,860 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company. The following were provided compensation for services as noted at a price of $0.55 (U.S.) per share:

Company controlled by a director and officer	20,200shares
Director and officer	3,500shares
Company controlled by a director and officer	20,200shares
Non-related parties	43,960shares

On December 16, 2003, the Company issued 46,000 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company. The following were provided compensation for services as noted at a price of $0.43 (U.S.) per share:

Company controlled by a director and officer	35,000shares
Non-related parties	11,000shares

During the four quarters of 2004, the Company issued shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company as follows:

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Annual

Company controlled by a
Director and Officer	17,565	28,167	58,033	90,208	193,973
Directors	66,318	64,138	282,085	105,659	518,200
Officers	-	22,819	34,822	14,649	72,290
Director and Officer	17,565	-	29,765	48,550	95,880

Total	101,448	115,124	404,705	259,066	880,343

These shares were issued at prices ranging from U.S.$0.61 to $0.30.

c) Contributed surplus consists of the following:
	2004	2003	2002

Contributed surplus, beginning of year	$2,048,342	$931,582	$391,378
Consulting and professional fees paid in
options to non-employees	192,481	131,063	83,354
Stock based compensation to employees	140,892	188,377	-
Proceeds on issuance of warrants	6,110	-	-
Issuance of warrants	628,822	797,320	456,850

Contributed surplus, end of year	$3,016,647	$2,048,342	$931,582

d) Common stock issued for cash

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

In accordance with the terms of a financing agreement dated November 7, 2002, with a Canadian company, the Company had granted to it an option to purchase 500,000 common shares at a price of $0.20 (U.S.) per share, expiring on February 15, 2003. The option was fully exercised on February 13, 2003 for proceeds of $100,000 (U.S.).

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

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
December 31, 2004
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

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
December 31, 2004
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

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

Pursuant to a subscription agreement dated March 3, 2004, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement 651,450 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $390,870 ($300,669 U.S.).  The first tranche of common share purchase warrants are exercisable up to October 1, 2005, at $0.80 (U.S.) per share. The second tranche of common share purchase warrants is exercisable up to April 1, 2007 at $1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

Pursuant to a subscription agreement dated March 26, 2004, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement 236,035 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $138,080 ($106,216 U.S.). The common share purchase warrants are exercisable up to March 27, 2007, each entitling the holder to purchase one common share at $0.50 (U.S.) per share.

Pursuant to a subscription agreement dated March 31, 2004, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement 104,500 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $61,100 ($47,000 U.S.).  The first tranche of common share purchase warrants are exercisable up to October 1, 2005, at $0.80 (U.S.) per share. The second tranche of common share purchase warrants is exercisable up to April 1, 2007 at $1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Pursuant to a subscription agreement dated June 3, 2004, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement 79,630 units, comprises of one common share and one common share purchase warrant each, for an aggregate purchase price of $43,000.  The common share purchase warrants are exercisable up to June 30, 2007 each entitling the holder to purchase one common share at $0.80 (U.S.) per share.

Pursuant to subscription agreements dated July 26 - 28, 2004, with certain accredited investors as defined under the laws of the province of Alberta, Canada and the United States, the Company issued as private placements 1,694,167 units comprised of one common share and one common share purchase warrant each, for an aggregate purchase price of $660,725.  The common share purchase warrants are exercisable up to December 31, 2005, each entitling the holder to purchase one common share at $0.50 (U.S.) per share.

Pursuant to a subscription agreement dated October 1, 2004, with a U.S. company, the Company issued as a private placement 88,900 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $52,000.  The common share purchase warrants are exercisable up to September 30, 2007 each entitling the holder to purchase one common share at $0.90 (U.S.) per share.

Pursuant to a subscription agreement dated October 1, 2004, with a U.S. company, the Company issued as a private placement 88,900 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $52,000.  The common share purchase warrants are exercisable up to September 30, 2007 each entitling the holder to purchase one common share at $0.90 (U.S.) per share.

Pursuant to subscription agreement dated October 8, 2004, with an accredited investor as defined under the laws of the province of Ontario, Canada, the Company issued as a private placement 20,000 units comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $11,500.  The common share purchase warrants are exercisable up to October 8, 2007, each entitling the holder to purchase one common share at $0.90 (U.S.) per share.

Pursuant to a subscription agreement dated December 3, 2004, with a U.S. company, the Company issued as a private placement 166,700 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $62,500.  The common share purchase warrants are exercisable up to December 3, 2007 each entitling the holder to purchase one common share at $0.60 (U.S.) per share.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

e) Stock option plans

The Company has stock option plans for its employees and consultants who are regarded as integral to the benefit and progress of the Company and its operations. Options are normally issued as a bonus of employment or are tied into performance related compensation. Performance related compensation includes completion of research and development projects within specific timeframes and budget, achieving financial targets on behalf of the Company or introduction/referral/completion of business agreements or arrangements. In general, the minimum vesting requirement of options issued is one year. The maximum term of options is five years from the grant date. Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

On October 22, 2004, the Board of Directors passed a resolution authorizing an amendment increasing the maximum number of common shares for issuance under the Company’s Stock Option Plan to 5,100,000.

For the year ended December 31, 2002, a total of 395,000 stock options were granted to employees in accordance with the terms of the employee share option plan. Had the Company determined compensation cost based on the fair value method, the fair value of the stock options granted during the year and the related expense for the year would have been $116,897 or $0.008 per share on a basic and diluted basis. Proforma loss for the year ended December 31, 2002 would have been $860,369 or $0.061 per share on a basic and diluted basis.

In November 2003, one non-related party exercised 100,000 options at $0.30 (U.S.) for total proceeds of $30,000 (U.S.).

For the three months ended June 30, 2004, one employee exercised 40,000 options at $0.20 (U.S.) for total proceeds of $10,400 and one non-related party exercised 200,000 options at $0.30 (U.S.) for total proceeds of $81,732.

For the three months ended September 30, 2004, one non-related party exercised 120,000 options at $0.30 (U.S.) for total proceeds of $46,770.

For the three months ended December 31, 2004, one non-related party exercised 580,000 options at $0.30 (U.S.) for total proceeds of $219,358. One director exercised 62,500 options for $0.25 for total proceeds of $15,625.

For the three months ended December 31, 2004, stock options were granted as follows under the Company’s Stock Option Plan:

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

To employees, 149,170 at a price of $0.35 (U.S.) expiring December 16, 2009.
To consultants, 154,670 at a price of $0.35 (U.S.) expiring December 16, 2009.
To an officer, 100,000 at a price of $0.36 (U.S.) expiring December 6, 2009.
To a director, 500,000 at a price of $0.36 (U.S.) expiring December 11, 2009 subject to certain conditions

Stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.62%, expected life of between 1 year and 5 years, expected volatility of 112%, closing rate of exchange on the issue date and no dividends. The total expense charged against income related to options in 2004 was $333,372 (2003 - $319,440; 2002 - $83,354). This includes $227,411 (2003 - $131,063; 2002 - $83,354) for consulting and professional fees and expenses paid in options to a director or officer and $105,962 (2003 - $188,377; 2002 - $Nil) for stock-based compensation to employees. These amounts are included in the contributed surplus account.

		Weighted
		Average
	OptionsFor	Exercise
	CommonShares	PriceU.S.$

Balance, December 31, 2001	2,400,000	0.33

Options granted in 2002	1,725,000	0.23
Options exercised in 2002	-	-
Options forfeited in 2002	(500,000)	0.20

Balance, December 31, 2002	3,625,000	0.30

Options granted in 2003	580,000	0.52
Options exercised in 2003	(600,000)	0.22
Options terminated in 2003	(250,000)	0.40

Balance, December 31, 2003	3,335,000	0.34

Options granted in 2004	903,840	0.36
Options exercised in 2004	(1,002,500)	0.29
Options forfeited or terminated in 2004	(312,500)	0.44

Balance, December 31, 2004	2,943,840	0.35

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

		Weighted
		Average
	Options For	Exercise
	Common Shares	Price U.S.$

Exercisable at December 31, 2002	2,400,000	0.32
Exercisable at December 31, 2003	2,775,000	0.30
Exercisable at December 31, 2004	2,343,840	0.35

The following table summarizes information about the Company’s stock options outstanding as at December 31, 2004:

		Weighted
	Number	Average	Weighted	Number	Weighted
Exercise	Outstanding at	Remaining	Average	Exercisable	Average
Price	December 31,	Contractual	Share Price	December 31,	Share Price
U.S.$	2004	Life in Years	U.S.$	2004	U.S.$

.17 - 0.25	1,160,000	1.99	0.22	1,160,000	0.22
0.26 - 0.50	1,453,840	3.95	0.41	853,840	0.45
0.51 - 0.63	330,000	1.92	0.54	330,000	0.54

	2,943,840			2,343,840

f) Common share purchase warrants

At December 31, 2002, the Company had a total of 2,212,500 common share purchase warrants issued. These warrants had expiry dates ranging from September 2004 to November 2007. The weighted average exercise price of the warrants was $0.50 (U.S.).

As at December 31, 2003, the Company has a total of 4,746,615 common share purchase warrants issued. These warrants have expiry dates ranging from September 2004 to November 2007. The weighted average exercise price of the warrants was $0.63 (U.S.).

On December 9, 2004, the Company issued 500,000 warrants to a director to purchase 500,000 common shares at a strike price of $0.37 U.S., expiring on December 9, 2007, for proceeds of $6,110. This was subject to the director raising an agreed upon amount of financing.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

As at December 31, 2004, the Company had a total of 8,524,476 common share purchase warrants issued (2003 - 4,746,615 common share purchase warrants). These warrants have expiry dates ranging from April 2005 to December 2007. The weighted average price of the warrants was $0.68 (U.S.).

Warrants are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 2.34 - 3.74%, expected life of between 1 year and 3 years; expected volatility of between 55% and 183%, closing rate of exchange on the issue date and no dividends.

8. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash operating working capital balances related to operations consists of the following:

	2004	2003	2002

Decrease (increase) in receivables	$(2,544)	$29,440	$7,123
Decrease (increase in prepaid expenses	27,088	112,571	(148,727)
Decrease (increase) in investment tax credits
refundable	(199,586)	216,608	(216,608)
Increase (decrease) in payables and accruals	(143,303)	(10,913)	149,568
Increase (decrease) in goods and services
Tax payable	(11,269)	(26,547)	(12,614)

	$(329,614)	$321,159	$(221,258)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

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

	2004	2003	2002

Canada	$7,508	$7,008	$591
Czech Republic	4,310	45,901	140,575
Rest of the World	76,980	14,961	39,002

	$88,798	$67,870	$180,168

10. COMMITMENTS

The Company has operating leases for office and laboratory space.  The minimum annual lease payments under the terms of the existing leases are $ 33,800 to October 31, 2005, plus proportionate share of common costs.

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

12. SUBSEQUENT EVENTS

a)
Effective January 1, 2005, the Company, Astris Energi Inc., and its wholly-owned subsidiary, Astris Inc. were amalgamated to streamline administrative functions. The amalgamated Company continues with the same name as the parent company.

b)	On January 2, 2005, the Company acquired the remaining 70% of the outstanding shares in Astris s.r.o., its affiliate company in the Czech Republic.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

12. SUBSEQUENT EVENTS (continued)

The aggregate purchase price was $2,209,000 compensated by issuing 5,000,000 common shares of the Company for $1,955,000 and 5,000,000 warrants for $254,000. 2,500,000 common shares will be held in escrow for one year until January 2, 2006. Each warrant entitles the holder to one common share of the Company.
The value of the 30% of Astris s.r.o. already owned by the Company had been written down to a value of $Nil.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition based on a conversion rate of 18.6637 Czech Korunas for each Canadian $1.00.
The following amounts are based on that valuation in CDN$:

Current assets	$150,041
Property, plant and equipment	570,564
Technology	1,520,847

Total assets acquired	2,241,452
Less: Current liabilities assumed	(32,452)

Net assets acquired	$2,209,000

Had the Company and Astris s.r.o. been consolidated for the year ended December 31, 2004, the pro-forma financial statements would have shown the following:

Pro-Forma Consolidated Balance Sheet as at December 31, 2004

Assets
Current	$569,027
Property and equipment	607,010
Technology	1,520,847

$2,696,884

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

12. SUBSEQUENT EVENTS (continued)

Liabilities
Current	$288,282

Shareholders’ Equity
Share capital	8,090,419
Contributed surplus	3,270,647
Deficit	(8,952,464)

2,408,602

$2,696,884

Pro-Forma Consolidated Statement of Loss for the Year Ended December 31, 2004

Revenue	$122,974

Expenses
Research and Development	954,344
General and administrative	2,195,430
Interest expense	7,000
Professional fees	243,077
Amortization	153,166

3,553,017

Net loss for the year	($3,430,043)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

The consolidated financial statements of the Company for the years ended December 31, 2004, 2003 and 2002 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

There would be no adjustments needed to arrive at net loss for the years ended December 31, 2004, 2003 and 2002 if US GAAP were employed.  Similarly, there would be no adjustments needed to arrive at shareholders’ equity as at December 31, 2004, 2003 and 2002 if US GAAP were employed.

Stock-Based Compensation Plan

Note 3A to the financial statements includes an element for Canadian GAAP purposes that is a correction of error and an element that is a change in accounting policy.  Under US GAAP, the Company should have been expensing stock options granted to non-employees since January 1, 1996. As such the prior period adjustment due to the change in accounting policy, described in Note 3A, is a prior period adjustment due to correction of error for U.S. GAAP purposes.

Accounting for future (deferred) income taxes

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at December 31, 2004, 2003 and 2002, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

Variable interest entities

The Company has determined that the provisions of FIN46 (variable interest entities) are not relevant to its interest in its Astris s.r.o. affiliate. (See Subsequent Events Note 12.)

Property, plant and equipment

There is a difference between U.S. GAAP and Canadian GAAP for property, plant and equipment with respect to terminology. Under U.S. GAAP, property, plant and equipment is called “fixed assets”.

Contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology. Under U.S. GAAP, contributed surplus is called “additional paid in capital”.