Form 20-F/A
ASTRIS ENERGI INC
filed 2005-08-26
CIK 1022518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

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

Yes ☒             No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒         Item 18 ☐

(Applicable only to Issuers involved in Bankruptcy proceedings during the past five years) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐             No ☐

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

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2001	2000
			(RESTATED)	(RESTATED)	(RESTATED)

Revenue	$88,798	$67,870	$180,168	$35,104	$22,824

Net Loss from Operations	(3,462,257)	(2,206,969)	(620,654)	(743,644)	(412,228)

Net Loss	(3,462,257)	(2,206,969)	(743,472)	(705,555)	(35,580)

Basic and Diluted Loss per Share	(0.16)	(0.12)	(0.05)	(0.06)	(0.00)

Total Assets	509,124	435,235	676,500	190,376	281,705

Net Assets	253,294	(135,975)	135,620	(207,150)	(249,870)

Long Term Obligations	--	100,000	120,400	114,000	114,000

Share Capital	6,227,074	3,343,853	2,525,239	1,979,201	1,397,923

Number of Shares	26,316,551	19,230,425	16,106,403	12,936,178	11,733,743

Cash Dividends	--	--	--	--	--

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

The following comments are supported by information from the following published books and papers, although it appears in numerous other sources:

1.	P. Gouérec, L. Poletto, J. Denizot, E. Sanchez-Cortezon, J.H. Miners,
The evolution of the performance of alkaline fuel cells with circulating electrolyte
Journal of Power Sources: Volume 129, 2004, pp 193-204, Elsevier Publishers

2.	Erich Gülzow,
Alkaline fuel cells: a critical view
Journal of Power Sources: Volume 61, 1996, pp 99-104, Elsevier Publishers

3.	Eddy De Geeter, Michael Mangan, Staf Spaepen, William Stinissen, Georges Vennekens,
Alkaline fuel cells for road traction
Journal of Power Sources: Volume 80, 1999, pp 207-212, Elsevier Publishers

4.	K. Kordesch, M. Cifrain,
Handbook of Fuel Cells - Fundamentals, Technology and Applications
Pp 789-793, 2003, John Wiley & Sons, Ltd, Chichester

5.	G.F. McLean, T. Niet, S. Prince-Richard, N. Djilali,
An assessment of alkaline fuel cell technology
International Journal of Hydrogen Energy: Volume 27, 2002, pp 507-526, Pergamon Press

6.	K. Kordesch in Comprehensive Treatise of Electrochemistry,
Vol. 3, editor J. O’M. Bockris, Plenum Press, New York - London, 1985.

7.	T.G.Benjamin, E.H.Camara,
The Fuel Cell: Key to Practically Unlimited Energy
Foote Prints Vol. 48, No. 2, Foote Mineral Co., Exton, PA 19341.

8.	Fuel Cells: A Handbook
U.S. Department of Energy, Morgantown Energy Technology Center, Morgantown, West Virginia.

The current E8 Generator has an electrical efficiency of ~55-60% based on the LHV (depending on power output being considered). This number is slightly better than the 51% (LHV) value that was recently published by Eident Energy in reference #1. References #7 and #8 give the efficiency range of gasoline electric generators (1 - 100 kW) as 7 - 22%; for 1 - 10 kW generators as 7 - 18%. Comparing these numbers it is clear that the statement of “…at least two times…” is in fact conservative. The real value when comparing the low-end range of the Astris system with the high range of an internal combustion generator is in the range of 55% / 15% = 3.7 times.

The basis of the statement that AFCs are inherently more economical to produce than PEMFCs are based on three major cost items required for PEMFCs; platinum catalyst, expensive membrane (eg Nafion) and expensive graphite flow field plates that must be machined. Comparatively, the AFC system developed by Astris requires no platinum, replaces the membrane with a very inexpensive solution of potassium hydroxide and replaces graphite plates with inexpensive epoxy or plastic frames. All of the references listed above (among others) make statements to support the cost advantages of AFCs. Some of these statements are included here as supporting material (important items highlighted):

i)
“The inherent performance and cost advantages of a fuel cell with an alkaline electrolyte may be ascribed to two key factors. The higher kinetics for the oxygen reduction reaction (ORR) in alkaline over acidic media permits the use of a lower quantity of precious metals for a given overpotential. This results in a greater efficiency for the AFC when compared to the PEM as well as a large margin for the cost reduction. Secondly the alkaline media (i.e. KOH) is less aggressive/corrosive to metal and carbon than acid. The less-corrosive nature of an alkaline environment ensures a potential greater longevity and allows the implementation of non-noble catalysts, both for the cathode and the anode [6,7]. Low cost structural materials such as nickel current collectors and plastic composite frames are also stable in contact with KOH.” Reference #1, pp 193

ii)
“In practice, the alkaline cell is very well developed, simple to operate with a built-in cooling system, has excellent reliability, and is inexpensive to manufacture, even in small quantities.” Reference #3, pp 207

iii)
“Alkaline fuel cells are excellent and efficient performers with an excellent pedigree of reliability and life. While the AFC s used in space applications are complex and costly, the terrestrial versions, operating as hybrid systems with buffer battery, are not. Furthermore, the AFC does not rely on high volume manufacture to reduce the cost to an affordable level since the materials are inexpensive and the processing is straightforward.” Reference #3, pp 212

The lower operating cost of AFCs when compared to PEMFCs are based on three facts; 1- The higher electrochemical efficiency described above results directly in lower consumption of hydrogen, 2- Balance of plant for the AFC system is simple and does not include components that have a consume considerable energy (humidifier and compressor) required for a PEMFC system and 3- having eliminated the Platinum catalyst the systems is not susceptible to carbon-monoxide (CO) poisoning and therefore can run on lower grade, hence less expensive hydrogen. Commercially available hydrogen for Astris AFCs (99.9%) costs ~$80 CAD per cylinder and a cylinder of same size, containing the same quantity of hydrogen required for platinum catalyzed fuel cells costs ~$360 CAD. Combining the lower fuel cost with higher efficiency the end result is a very substantial difference in fuel costs during operational life.

iv)
For the PEMFC systems air must be supplied at high pressures to ensure sufficient partial pressure of Oxygen. Therefore “Air supplied by a controlled compressor can only solve such problems at a considerable over-all system efficiency loss and a high cost increase. The alkaline system produces the reaction water at the hydrogen anode, the acidic membrane system at the air-cathode. Hydrogen can be efficiently circulated in a closed system with a simple condenser arrangement.” Reference #4, pp 791

v)
From the Department of Energy Website: “The platinum catalyst is also extremely sensitive to CO poisoning, making it necessary to employ an additional reactor to reduce CO in the fuel gas if the hydrogen is derived from an alcohol or hydrocarbon fuel. This also adds cost.”

In a hydrogen-oxygen fuel cell the theoretical limit of cell voltage is 1.23 V. Therefore a cell that produces a voltage of 1.23 V would be considered 100% efficient. In practice this voltage limit cannot be reached due to the peroxide reaction on the oxygen electrode. Reduction of oxygen takes place in two steps, via peroxide, in which some of the energy is irreversibly converted into heat. In reference #6 Kordesch shows the “Pourbaix Diagram” (after M. Pourbaix) for hydrogen-oxygen that characterizes the electrode voltages as a function of pH. The voltage differential between hydrogen and peroxide is constant in the range of pH 0 - 10, acidic (this includes PEMFC) to mild basic. At about pH = 10 the effect of the peroxide reaction begins to be less pronounced, and by the time we reached pH = 15, the operation point of alkaline fuel cell, some 100 mV have been gained. Everything else being equal, alkaline cell will exhibit higher voltage. If the typical cell voltage is 0.6 - 0.7 V, the difference of 100 mV represents 14 - 16 % advantage. This is purely a gift from mother nature, not a man’s doing. In addition to the aforesaid reference #6, this fact is supported by a number of publications including the two presented here:

vi)
“Alkaline hydrogen/air fuel cells have an operating voltage of about 0.8V at 300mAcm−2. Assuming that PEM fuel cells deliver 600mAcm−2 at 0.7V, this is a loss of 10-15% in efficiency.” Reference #4, pp 791

vii)
“The higher kinetics for the oxygen reduction reaction (ORR) in alkaline over acidic media permits the use of a lower quantity of precious metals for a given overpotential. This results in a greater efficiency for the AFC when compared to the PEM as well as a large margin for the cost reduction.” Reference #1, pp 193

In addition to the advantages that have been described thus far including; higher electrochemical efficiency, lower cost to manufacture and lower cost to operate which are critical to the widespread acceptance the AFC has a number of distinct advantages over the PEMFC:

•
Quick start-up and shutdown even in subfreezing temperatures (due to the fact that the electrolyte (KOH) freezes at below -40ºC at concentrations used in the Astris system versus the need for water (freezes at 0ºC) for membrane hydration in the PEMFC

•
Better reaction dynamics and therefore better performance and easier start at low temperatures and pressures, noticeable already at room temperature and even more pronounced at still lower temperatures

•	Wide range of humidity tolerance which again is related to the membrane hydration requirement of the PEMFC.

“Furthermore, the circulating electrolyte used in an AFC results in a simple and rapid start-up and shutdown procedures [4] and has the additional advantage of simplifying the water and the heat management [8].” Reference # 1, pp 195

DESCRIPTION OF FUEL CELLS

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

All Astris fuel cells and related products have been offered for sale and have been selling for years on a demonstration basis only, from cells to complete generators and golf cars. They have not been sold commercially because they have not been certified for commercial sales as of yet and improvements are still being made to the products so that they can be sold on a commercial basis. The products have been tested over a number of years.

Currently, Astris Energi products fall into three categories. These categories are:

1.	Fuel Cell Modules such as the LABCELL™ LC50, LABCELL™ LC200 and POWERSTACK™ MC250

2.	Fuel Cell Systems such as models E1, E2, E3, E4B, E5, E6, E7 and E8

3.	Test Equipment such as TL5 Test Load, TESTMASTER™ Data Acquisition and Control Software Suite and the QUICKCELL™ QC200

The state of commercialization is slightly different between the three  different groups although products in all three categories have been  sold to a variety of customers on a demonstration basis. Specifically  sales from the three categories are summarized as follows:

1.
Fuel Cell Modules are available through a number of sales channels that include our direct channel (through our website at under “ONLINE SALES”) and through a select number of resellers including the Fuel Cell Store. Current sales volumes of fuel cells are small but increasing.

2.
Fuel Cell Systems prior to the E7 and E8 are based on our earlier fuel cell stacks and were delivered to a small number of end-users including academic institutions and the military. The feedback provided through these interactions allowed Astris to better understand the requirements of a commercial system and lead to the development of the POWERSTACK™ MC250 and generators based on this stack technology including the E7 and E8. The current systems (E7 and E8) are available on a demonstration basis to a variety of selected organizations that are seen as potential partners in bringing our technology to commercial success. As described elsewhere the strategy of Astris is to partner with organizations that have specific knowledge of manufacturing, certification and customer requirements in a variety of end-user applications. Complete fuel cell systems are made available to these potential partners in order to allow them to evaluate and validate the technology.

3.
Test Equipment is available through the same sales channels as our Fuel Cell Modules. Sales are immaterial but with a ready product we are currently planning a targeted advertising campaign for September.

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

The Company's principal fuel cell products are the POWERSTACK™ MC250, E8 generator and Astris II golf car. These demonstrator units are pre-commercial products provided on a limited basis to individual customers and assembled by hand. These demonstration units are in contrast to "pilot production" systems, which are systems manufactured in a pilot production facility not on a full commercial basis, and to commercial systems, which are manufactured by volume production methods. The Company has begun test runs of its pilot production line to produce the POWERSTACK™ MC250.

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

ASTRIS II GOLF CAR

The Astris II is the Company’s second-generation golf car. The new, faster golf car is powered by Astris’ recently completed 1.8kW, Model E7 AFC Generator, which gives Astris II double the power and double the acceleration of the original model which was the world’s first alkaline fuel cell powered golf car using hydrogen. Subsequent to year end, the Company sold its first Astris II. The intellectual property of the actual golf car belongs to the supplier from whom AEI bought the golf car, E-Z-Go. AEI simply bought the golf car and added its E8 generator to replace the existing battery engine.

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

On June 30, 2004 the Quebec Superior Court ruled in Astris’ favour and supported its application to immediately wind up and liquidate Astris Transportation Systems Inc. (“ATSI”), a corporation that was formed jointly with Care Automotive Inc.(“Care”). Astris served notice in November 2003 that its agreements with Care were terminated, as Care did not meet its funding commitment for the proposed joint venture which was to manufacture and market Astris fuel cell systems for vehicular use. Astris is still waiting for the Court to issue a Certificate of Dissolution.

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

The Company’s significant accounting policies are included in Note 2 to the Financial Statements. However, critical accounting policies of the Company relate to (a) revenue recognition, (b) Stock Based Compensation and (c) Calculation of Loss per share (d) Use of Estimates.

(a)
Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.  Revenues relating to engineering and testing services are recognized as the services are rendered.

(b)
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

(c)	Basic loss per share is calculated on the weighted average number of common shares outstanding during the year. The diluted loss per share is not calculated since it would be anti-dilutive.

(d)
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

REVENUE

For the year ended December 31, 2004, revenue from the sale of fuel cells and related products and contract work was $88,798 compared with $67,870 for the same period in 2003. During the fourth quarter, the company sold its first E8 Generator to Alternate Energy Corporation under a value added reseller agreement signed in May 2004. Sales of fuel cells and related products to unrelated parties in 2004 amounted to $7,508 to Canada, $4,310 to the Czech Republic and $76,980 to the rest of the world; in 2003, sales amounted to $7,008 to Canada, $45,901 to the Czech Republic and $14,961 to the rest of the world. The main source of revenue in 2004 was from the sale of fuel cells and an E8 generator.

In 2003, revenue from the sale of fuel cells and related products and contract work was $67,870 compared with $180,168 in 2002. In 2003, there was a decrease in contract work and the sale of products to its affiliate Astris s.r.o. which contributed to the decline in sales. Another reason for the decline in sales was the Company’s devotion to developing its POWERSTACK™ MC250 power module and E8 power generator and not on sales of existing products. Paid contract work for Astris s.r.o. amounted to $45,901 in 2003 and $140,575 in 2002. Sales of fuel cells and related products to unrelated parties in 2003 amounted to $7,008 in Canada and $14,961 internationally; in 2002, sales amounted to $591 in Canada and $39,002 internationally.

EXPENSES

For the year ended December 31, 2004, expenses totaled $3,551,055, compared with $2,274,839 for the same period in 2003. The main increases were in General and Administrative expenses to $1,943,799 in 2004 compared with $880,585 in 2003; and in Research and Development, to $1,343,695 in 2004 compared with $1,229,184 in 2003. The small increase in Research and Development reflects primarily an increase in work on the Company’s POWERSTACK™ MC250 power module, the 1.8kW model E7 power generator Astris II project, the 2.4 kW model E8 portable power generator project, and the equipment purchase, assembly and tests for pilot production.

The significant increase in G&A expenses reflect stock option expensing, additions to management, higher consulting expenses to raise additional funding and the hiring of additional technical and administrative staff to support the fast growth of the Company. .

Professional fees were $243,076 compared with $145,100 in 2003, reflecting the Company’s increased corporate activity, legal activity, accounting and compliance activity.

Expenses totaled $2,274,839 in 2003, compared with a restated amount of $800,822 in 2002. The main increase was in subcontract work, to $1,229,184 in 2003 from a restated amount of $197,488 in 2002. The increase reflects primarily an increase in research and development work on the Company’s POWERSTACK™ MC250 power module and 2.4 kW model E8 portable power generator project, readying them for pilot production in 2004.

General and administrative expenses were also significantly higher, at $880,585 compared with a restated $332,831 in 2002. This reflects mainly additions to management, and the expensing of employee stock-based compensation commenced in 2003.

Professional fees were $145,100 compared with restated $254,487 in 2002, reflecting the Company’s increasing internal resources.

NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2004

The Company reported a net loss of $3,462,257 (a loss of $0.16 per share basic and diluted) for the year ended December 31, 2004, compared with a loss of $2,206,969 ($0.12 per share basic and diluted) in 2003. The increase in the loss primarily reflects the increased expenses due to ramping up support for production.

The Company reported a net loss of $2,206,969 (a loss of $0.12 per share basic and diluted) in 2003, compared with a restated loss of $743,472 ($0.05 per share basic and diluted) in 2002. The increase in the loss primarily reflects the combination of reduced revenue and increased expenses.

As at December 31, 2004, the Company has non-capital loss carry forwards of approximately $5,449,000. If unused, the tax losses will expire as follows:

2005	$6,000
2006	$61,000
2007	$188,000
2008	$294,000
2009	$323,000
2010	$1,734,000
2014	$2,843,000

In addition, the company has undeductible scientific research and development expenditures amounting to $1,520,417, which have no expiry date.

B.	LIQUIDITY AND CAPITAL RESOURCES.

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

As with most technology companies, Astris needs to conserve as much cash as practical while maintaining its operations for the core R&D work. It does have a need for other functions such as raising financing, office expenses, rent, legal and audit fees, investor relations etc. As noted in our Statement of Cash Flow, we use equity to pay non related parties who bring financial expertise, consulting and certain professional fees. We use options to pay non employees who provide services to us. Also all of our senior management is willing to support the company through accepting part cash and part equity for their services provided.

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

Name	Age	Office Held	Director Since

Jiri K. Nor	65	President, Chief Executive Officer and Director	1996

Arthur Laudenslager (1)	78	Director	2003

Anthony Durkacz	29	Vice President Finance	2003

H. David Ramm	53	Managing Director	2004

Brian Clewes (1) (2)	46	Director	2004

Michael Liik (2)	45	Director	2004

Peter Nor	34	Vice President Marketing	Not a Director

Notes:

(1)	Members of the Company's Audit Committee.
(2)	Members of the Company’s Compensation Committee.

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

Peter K. Nor, P.Eng, MBA, is the son of Jiri Nor and is a professional engineer with solid experience in both technical marketing and research and development.  He has professional experience as a Network and Business Planner for Nortel Networks and as a Research Council Officer at the Institute for Aerospace Research of the National Research Council-Canada.  Mr. Nor joined Astris in 2004.

There are no other family relationships between any of the persons above, nor are there any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B.	COMPENSATION

For the 2004 fiscal year, the Company paid compensation of CDN$186,496 in cash.  Macnor Corp., controlled by our CEO and President, received CDN$123,996 for the services of Mr. Jiri Nor, the CEO and President, and Mr. Peter Nor, his son, the Vice President of Marketing and Business Development, and Fortius Research and Trading Corporation, a company owned by our Vice President of Finance, received CDN$62,500.  In addition, the Company issued Common Shares at market value in lieu of cash to its Executive Officers for services rendered to the Company and not paid in cash. (See below).

For the 2003 fiscal year, the Company paid compensation of CDN$113,998 in cash.  Macnor Corp., as noted above, received CDN$103,998, and Fortius, as noted above, received CDN$10,000.  In addition, the Company issued Common Shares at market value in lieu of cash to its Executive Officers for services rendered to the Company and not paid in cash. (See below).

For the 2002 fiscal year, the Company paid compensation for salary of CDN$36,000 in cash. Macnor Corp. received CDN$36,000. In addition, the Company issued Common Shares at market value in lieu of cash to its Executive Officers for services rendered to the Company and not paid in cash. (See below).

In 2002, we issued to related parties 657,925 common shares for a value of $207,456 for consulting services and expense reimbursements rendered to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Macnor Corp	300,700	94,520
Director - Gordon Emerson	141,375	43,984
Fortius Research & Trading	60,500	19,230
Director - D. Blenkarn	77,800	24,906
Director - G. Crawford	25,750	8,242
Director - J. Nor	51,800	16,574
Total	657,925	207,456

In 2003, we issued to related parties 412,825 common shares for a value of $266,247 for consulting services and expense reimbursements rendered to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Macnor Corp	79,815	52,000
Director - Gordon Emerson	188,220	115,079
Director - David Ramm	3,500	2,604
Fortius Research & Trading	141,290	96,563
Total	412,825	266,247

In 2004, we issued to related parties 586,592 common shares for a value of $332,360 for consulting services rendered and 293,751 shares for $128,000 to pay down debt and accrued interest on that debt for a total of 880,343 shares for a total of $460,360. These shares and amounts were issued to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Jiri Nor as an individual	117,500	51,200
Macnor Corp. (Note 1)	266,263	132,455
Fortius Research & Trading (Note 2)	95,880	52,500
Director - David Ramm	57,445	34,423
Director - Gordon Emerson	118,032	81,441
Director - Gerald Crawford	89,793	45,736
Director - Donald Blenkarn	117,500	51,200
Director - Arthur Laudenslager	17,930	11,405
Total	880,343	460,360

Note 1 - MacNor Corp is a legal entity controlled by Jiri Nor. The corporation provides research and development services by Jiri Nor and marketing services by his son Peter Nor, both of whom are officers of the Company.

Note 2 - Fortius Research & Trading Corporation is a legal entity controlled by our Vice President of Finance, Anthony Durkacz.

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

The following table outlines the options and warrants that are outstanding as of April 1, 2004 of the directors and senior management of the Company:

Name	Number of Shares	Exercise Price	Expiry

Jiri Nor	50,000	US$0.505	08/15/05

Jiri Nor	300,000	US$0.24	11/12/06

Michael Liik (1)	500,000	US$0.36	12/11/09

Liikfam Holdings Inc. (2)	500,000	US$0.37	12/09/07

Peter Nor	100,000	US$0.36	12/06/09

Anthony Durkacz	112,500	US$0.50	04/24/05

Anthony Durkacz	250,000	US$0.20	07/22/07

H. David Ramm	250,000	US$0.50	09/09/08

Options to M. Liik of 500,000 at $U.S. 0.36 will become vested as follows:

1.	(i) 200,000 upon raising a minimum of $U.S. 1 million in equity

(ii) 300,000 upon raising additional minimum of $US 5 million in equity

2.	Warrants to M. Liik of 500,000 at $U.S. 0.37 will become vested as follows:

(i) 200,000 upon raising a minimum of $U.S. 1 million in equity

(ii) 300,000 upon raising additional minimum of $US 5 million in equity

C.	BOARD PRACTICES.

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

The following table lists, as of April 1, 2005, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

Name	Amount and Nature of Beneficial Owner	Percent of Class

Jiri K. Nor (1)	7,596,884	23.96%
Brian Clewes	100,390	0.31%
Arthur Laudenslager (2)	102,430	0.32%
Michael Liik	0	0.00%
Anthony Durkacz (3)	279,670	0.88%
H. David Ramm	60,945	0.19%
Peter Nor	0	0.00%

All Executive Officers and Directors as a group (4)	8,140,319	25.68%

(1)	Includes (i) 117,500 Common Shares held by Jiri K. Nor and (ii) 7,479,384 Common Shares held by Macnor Corp.
(2)	Includes (i) 95,430 Common Shares held by Arthur Laudenslager and (ii) 7,000 Common Shares held by First Energy Advisors.
(3)	Includes (i) 98,100 Common Shares by Anthony Durkacz and (ii) 181,570 Common Shares by Fortius Research and Trading Corp.
(4)	Since all options are out-of-the-money and probably will not be exercised, no shares are issued nor are expected to be issued, and we only consider share ownership to exist on issued shares.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED AND NON-RELATED PARTY TRANSACTIONS.

A.	MAJOR SHAREHOLDERS.

The following table lists, as of April 1, 2005, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

	Amount and Nature	Percent
Name	of Beneficial Owner	of Class
Jiri K. Nor (1)	7,596,884	23.96%

(1)	Includes (i) 117,500 Common Shares held by Jiri K. Nor and (ii) 7,479,384 Common Shares held by Macnor Corp.

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

In 2002, we issued to related parties 657,925 common shares for a value of $207,456 for consulting services and expense reimbursements rendered to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Macnor Corp	300,700	94,520
Director - Gordon Emerson	141,375	43,984
Fortius Research & Trading	60,500	19,230
Director - D. Blenkarn	77,800	24,906
Director - G. Crawford	25,750	8,242
Director - J. Nor	51,800	16,574
Total	657,925	207,456

In 2003, we issued to related parties 412,825 common shares for a value of $266,247 for consulting services and expense reimbursements rendered to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Macnor Corp	79,815	52,000
Director - Gordon Emerson	188,220	115,079
Director - David Ramm	3,500	2,604
Fortius Research & Trading	141,290	96,563
Total	412,825	266,247

In 2004, we issued to related parties 586,592 common shares for a value of $332,360 for consulting services rendered and 293,751 shares for $128,000 to pay down debt and accrued interest on that debt for a total of 880,343 shares for a total of $460,360. These shares and amounts were issued to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Jiri Nor as an individual	117,500	51,200
Macnor Corp. (Note 1)	266,263	132,455
Fortius Research & Trading (Note 2)	95,880	52,500
Director - David Ramm	57,445	34,423
Director - Gordon Emerson	118,032	81,441
Director - Gerald Crawford	89,793	45,736
Director - Donald Blenkarn	117,500	51,200
Director - Arthur Laudenslager	17,930	11,405
Total	880,343	460,360

Note 1 - MacNor Corp is a legal entity controlled by Jiri Nor. The corporation provides research and development services by Jiri Nor and marketing services by his son Peter Nor, both of whom are officers of the Company.

Note 2 - Fortius Research & Trading Corporation is a legal entity controlled by our Vice President of Finance, Anthony Durkacz.

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

It should be noted that the disclosures in this section cannot be reconciled to the disclosures in Note 5 to our Financial Statements. However, they can be reconciled to Note 7(b). All the figures in this section agree to the figures in Note 7(b) except for  the numbers to non-related parties which are removed.

MacNor Corporation (owned by the CEO and President) was the related party who sold 70% of the shares of Astris sro to Astris Energi Inc. The company created a Special Committee of the Board of Directors composed of independent directors of the Company, who hired its own legal counsel and who hired a US and Canadian qualified third party  valuator by the name of Corporate Valuation Services Limited (CVS).  The valuator physically visited the site in Vlasim, Czech Republic and went through an extensive analysis of our history and financial transactions with Astris sro and analyzed our Financial Statements as well as those other companies in the Fuel Cell industry considered to be comparable. On September 16, 2004, CVS issued a formal 100 page report determining the fair market value of Astris sro as at June 30, 2004. CVS’s extensive analysis resulted in using three methods to determine the value of the Company including the Guidelines method, the Market Capitalization method and the Research and Development Index. Since the formal closing of the transaction did not take place until January 27, 2005, the Special Committee asked for and received an updated fairness opinion which was received on January 14, 2005 and became the basis for the values used.

Mr. Jiri Nor, President and CEO, holds Engineering Degrees from the Czech Technical University in Prague and from the University of Toronto (Aerospace). In the 1960’s and 70’s, he was involved in projects that supplied high tech satellite instruments for NASA to measure environmental pollution and other data. This is where he became interested in the impact of pollution on our environment. In 1983, this interest brought him to work with the research team of David Scott at the Institute for Hydrogen Systems at the University of Toronto. At that time he incorporated a private Ontario Company, Astris Science Inc. for the purpose of pursuing R&D with a particular focus on fuel cells. In mid 1986, the company name was shortened to Astris Inc. (AI).

Between 1988 and 1992, Mr. Nor established a new company, Norvik Inc., for the development of fast battery charging technology and he made contact with the Czech Academy of Sciences to pursue collaboration for electrochemical R&D relating to both batteries and fuel cells.

In May of 1992, Norvik Inc. and AI incorporated Astris sro as a “window” into the Czech Republic by providing an electrochemical R&D facility for both batteries and fuel cells. It also became evident that the cost of doing research in the Czech Republic was significantly lower than in Canada. Both Norvik and AI provided funding. The ownership of sro was split 70:30 between Norvik and AI based on Mr. Nor’s split of services between the two companies. Norvik eventually changed its name to Macnor Corp, which continues today.

In 1995, AI was the object of an acquisition by WLD Inc. (a reverse takeover by AI) and WLD Inc. was renamed Astris Energi Inc. (AEI). At that time, AEI started trading on the Over-the-Counter Bulletin Board (OTCBB).

A significant breakthrough occurred in the mid nineties, when the Company was able to produce AFC’s using only cheap materials like carbon, plastic, base metals and metal oxide instead of the more expensive platinum used by other fuel cells.

Several attempts were made over the ensuing years to raise financing which had only a limited success. It became obvious that the Company could operate more efficiently if all senior management took direct control in managing the combined operations centrally. Also, as Astris sro had bought substantial hard assets such as land, building and equipment through funding from AEI, Norvik and grants from the Czech government agencies (thereby having more assets than AEI), it made practical business sense that AEI have ownership of sro. Therefore, a business decision was made to buy the remaining 70% of the shares of Astris sro.

All material transactions between Astris Energi Inc. and Astris sro since the beginning of 2004 are as follows from Note 5 of our Notes to the Financial Statements:

AEI advanced $700,000 to sro to help it purchase equipment for the new electrode production facility. AEI had net purchases of $563,108 in products and services from sro included in Research and Development expenses.

We make reference to lost certificates in note 3 of our financial statements. The 404,041 shares were lost certificates of a predecessor company whose owners have not been found over the last 15 years. No one has ever claimed the lost certificates. The transfer agent who issued the certificates is no longer in existence and there is no way to trace back to whom they were issued.

We make reference to the amalgamation of Astris Inc. and Astris Energi Inc. in Note 12 to our financial statements. The merger of Astris Energi Inc. and Astris Inc. was a simple amalgamation to simplify our administrative procedures since all operational activities previously carried out by Astris Inc. were transferred to Astris Energi Inc. By amalgamating, we no longer need to keep a separate set of ledgers, separate invoices nor file separate Federal and Provincial Tax returns. Astris Inc. was 100% owned by Astris Energi Inc. There are no minority shareholders.

In Note 5 of our financial statements we make reference to a commission arrangement. The officer with whom we entered into a commission arrangement on Funds raised through First Energy Advisors was Gordon Emerson. There was no severance package on the termination of this agreement.

We also refer to amounts included in payables and accruals. Included in payables and accruals as at December 31, 2004 to individual or entity as follows:

$13,826 to MacNor Corp
$17,441 to three directors: Anthony Durkacz $69, Fortius Research & Trading $14,250, Jiri Nor $3,121
$1,043 to an officer: Peter Nor

We have no formal agreements with related parties unless previously announced or as exhibits. Most agreements are verbal.

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

2003	High	Low

First	$.90	$.42
Second	.65	.42
Third	1.11	.35
Fourth	.87	.40

2004	High	Low

First	$.61	$.49
Second	.53	.39
Third	.57	.32
Fourth	.51	.37

The following table sets forth the high and low market prices for each of the past 3 months:

Month 2005	High, US$ /share	Low, US$ /share

January	$.38	$.31
February	.40	.26
March	.32	.23

ITEM 10. ADDITIONAL INFORMATION.

A.	SHARE CAPITAL.

Not Applicable.

ITEM 10 B.  MEMORANDUM AND ARTICLES OF ASSOCIATION.

1.	ORGANIZATION.

The Company was incorporated in the Province of Ontario, Canada as required under the Business Corporations Act (Ontario). The registrant’s memorandum and articles do not provide for any specific objects or purposes.

2.	DIRECTORS POWERS.

A director who is a party to, or who is a director or officer of or has a material interest in a proposal, arrangement or contract cannot vote on any resolution to approve the potential conflict of interest. A director may not vote, in the absence of an independent quorum, on compensation to themselves or any members of their body.

No person shall be qualified for election as a director if such person is less than 18 years of age, is of unsound mind and has been so found by a court in Canada or elsewhere, is not an individual, or has the status of a bankrupt. Directors are not required to retire upon reaching a specific age. A director need not be a shareholder. A majority of the directors shall be resident Canadians.

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

Nothing limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

Unless the articles of the Corporation otherwise provide, the board may from time to time delegate to a director, a committee of the board, or an officer of the Corporation any or all of the powers conferred on the board to such extent and in such manner as the board may determine at the time of such delegation.

3.	RIGHTS, PREFERENCES AND RESTRICTIONS OF PREFERRED AND COMMON SHARES

The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of shareholders of the company and to one vote in respect of each common share held at all such meetings, except meetings at which only holders of a specified class of shares (other than the common shares) are entitled to vote. Holders of common shares are entitled to receive, subject to the rights of holders of other classes of shares, dividends as and when declared by the company. Holders of common shares are entitled to receive, subject to the rights of holders of other classes of shares, the remaining property of the company on the liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs.

The holders of the preferred shares shall have preferred rights as to dividends as determined by the directors of the company. The preferred shares may be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors who may by resolution fix before the issue thereof the designation, preference, rights, privileges, restrictions, conditions and limitations attached to the preferred shares of each series including the rate and nature of preferential dividends, the date of payment thereof, the redemption price and conditions of redemption, if any, conversion rights and conditions of conversion, if any, and voting rights, if any.

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

4.	CHANGING RIGHTS OF SHAREHOLDERS

The rights of shareholders may not be modified other than by a majority vote of the common shares voting on such modification at a special meeting. The rights of shareholders may also be modified by a unanimous shareholder agreement.

5.	ANNUAL GENERAL MEETINGS AND SPECIAL MEETINGS

The annual meeting of shareholders shall be held at such time in each year and at such place anywhere in the world as the board, chair of the board, the managing director or the president may from time to time determine. The board, chair of the board, the managing director or the president shall have the power to call a special meeting of shareholders at anytime. Notice of the time and place of each meeting of shareholders will be given no less than 21 and no more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote.

6.	LIMITATIONS TO OWN SECURITIES

There are no limitations on the rights to own securities, to hold securities or exercise voting rights on securities imposed by foreign law.

7.	ISSUES RELATED TO MERGERS, ACQUISITIONS OR CORPORATE RESTRUCTURING

Currently there are no provisions in the company’s articles or by-laws that would have an effect of delaying, deferring or preventing any of item 7 above.

8.	OWNERSHIP THRESHOLD

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed. However, in the United States, 5% ownership or more must be publicly disclosed. In Canada, 10% ownership or more must be publicly disclosed.

9 & 10.	LAW

The laws of Ontario, Canada, relating to Items 2-8 are not significantly different from the laws of the United States. The conditions imposed by the memorandum and articles of association governing changes in capital are not more stringent than is required by law.

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

A non-Canadian or American making the following investments

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

A non-resident who holds Common Shares as capital property will not be subject to tax on capital gains realized on the disposition of such Shares unless such Shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty.  However, the Common Shares of Astris are taxable Canadian property because they are not traded on a prescribed stock exchange.  This creates Canadian filing requirements for non-residents. Non-Canadian Residents would be required to file a special Canadian Income Tax Return for dispositions of shares in Astris stock and would be taxable in Canada on any Net Capital Gains earned on such dispositions.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended(the "Exchange Act"), the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer and President and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2004. In designing and evaluating the Company's disclosure controls and procedures, the Company and its management recognize that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their desired control objectives. Additionally, in evaluating and implementing possible controls and procedures, the Company's management was required to apply its reasonable judgment. Furthermore, in the course of this evaluation, management considered certain internal control areas, including those discussed below, in which we have made and are continuing to make changes to improve and enhance controls. Based upon the required evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2004, the Company's disclosure controls and procedures were effective (at the "reasonable assurance" level mentioned above) to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

From time to time, the Company and its management have conducted and will continue to conduct further reviews and, from time to time put in place additional documentation, of the Company's disclosure controls and procedures, as well as its internal control over financial reporting. The Company may from time to time make changes aimed at enhancing their effectiveness, as well as changes aimed at ensuring that the Company's systems evolve with, and meet the needs of, the Company's business. These changes may include changes necessary or desirable to address recommendations of the Company's management, its counsel and/or its independent auditors, including any recommendations of its independent auditors arising out of their audits and reviews of the Company's financial statements. These changes may include changes to the Company's own systems, as well as to the systems of businesses that the Company has acquired or that the Company may acquire in the future and will, if made, be intended to enhance the effectiveness of the Company's controls and procedures. The Company is also continually striving to improve its management and operational efficiency and the Company expects that its efforts in that regard will from time to time directly or indirectly affect the Company's disclosure controls and procedures, as well as the Company's internal control over financial reporting.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in the Company's internal controls over financial reporting that has materially affected or, to the Company's knowledge, other factors that are reasonably likely to materially affect the Company's internal controls over financial reporting during the period covered by this Annual Report.  As more fully described in Note 3 to the audited consolidated financial statements included in Item 17 of this Annual Report, during our preparation and analysis of our 2003 consolidated financial statements, certain errors to our previously reported financial information were identified and corrected. These items related to new accounting standards not being adopted on a timely basis and misinterpretation of certain circumstances related to contingent liabilities and consolidation accounting.  These corrections required restatement of previously issued consolidated financial statements for 2002 and 2001.

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
Consolidated Balance Sheets for the year ended December 31, 2004, 2003 and 2002.
Consolidated Statements of Loss and Deficit for the years ended December 31, 2004, 2003 and 2002.
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.
Notes to Consolidated Financial Statements for the year ended December 31, 2004, 2003 and 2002.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

3.1*	Memorandum of Association of Kayty Exploration Ltd., filed March 18,1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.2*	Articles of Association of Kayty Exploration Ltd., filed March 18,1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.3*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed July 9, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.4*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed November 6, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.5*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed March 11, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.6*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed August 9, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.7*	Articles of Continuance for Kayty Exploration Ltd., filed September 22, 1987 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.8*	Articles of Amendment for Kayty Inc., filed December 7, 1994 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.9*	Articles of Amendment for WLD Inc., filed July 4, 1995 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.10*	By-Laws of Astris Energi Inc., dated April 12, 1996.

4.*	Astris Energi Inc. Stock Option Plan, dated June 2000.

10.1*	License Agreement between Astris Energi Inc. and Energy Ventures Inc.(Canada) dated October 22, 1998.

10.2*	Debenture by Astris Energi Inc and Astris Inc. to and in favor of Energy Ventures Inc. (Canada) dated October 22, 1998.

10.3*	Equipment Lease between Astris Energi Inc. and Astris Inc. and Energy Ventures Inc. (Canada) dated October 22, 1998.

10.4*	License Agreement with Macnor Corp. dated October 1, 1999.

10.5*	Lease for property located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, between 789542 Ontario Limited and Astris Energi Inc., dated April 14, 2000.

10.6*	License Agreement, between Astris Inc. and Astris s.r.o., dated January 30, 1995.

10.7*	Grant of Options by Astris Energi Inc. to Energy Ventures Inc., dated October 22, 1998.

10.8*	Agreement between Astris Energi Inc. and Fuelcellstore.com, Inc., dated October 12, 2000.

10.9*	Assignment Agreement between Josef Soltys and Astris Inc. for Canadian Patent #1,295,679, for QUICKCELL, dated November 15, 1995.

10.10*	Debenture between Astris Inc. and Donald Alex Blenkarn, in trust, dated September 30, 1996.

10.11	Value Added Reseller Agreement with Alternate Energy Corp., dated May 14, 2004.

10.12	Co-operation agreement with El.ma, dated October 15, 2004.

10.13	Consulting Agreement with Liikfam Holdings, dated December 10, 2004.

10.14	Purchase and Escrow Agreement between Astris Energi Inc., Macnor Corporation and 2062540 Ontario Inc. dated January 20, 2005.

10.15	Teaming Arrangement with Plasma Environmental Technologies Inc., dated February 23, 2005.

23.1*	AUDITORS’ CONSENTS

31.1and 31.2	302 CERTIFICATION

32.1	SECTION 906 CERTIFICATION

99*	CODE OF ETHICS

99.1	WHISTLEBLOWER POLICY

*	Previously filed. Otherwise all other exhibits filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASTRIS ENERGI, INC.

Date: August 22, 2005	By:	/s/ Jiri K. Nor

President and Chief Executive Officer

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004

ASTRIS ENERGI INC.

INDEX

December 31, 2004

PAGE

AUDITORS’ REPORT - DECEMBER 31, 2004 AND DECEMBER 31, 2003	F-1

AUDITOR’S REPORT - DECEMBER 31, 2002	F-2

FINANCIAL STATEMENTS

Consolidated Balance Sheets - Statement I	F-3

Consolidated Statements of Loss and Deficit - Statement II	F-4

Consolidated Statements of Cash Flows - Statement III	F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-6 - F-35

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

Chartered Accountants

Toronto, Ontario
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

Chartered Accountants

Toronto, Ontario
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

We conducted our audits in accordance with Canadian generally accepted auditing standards and the United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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
			Restated
			(Note 3)

ASSETS
CURRENT
Cash	$178,351	$347,785	$253,938
Receivables	3,544	1,000	30,440
Prepaid expenses and deposits (note 5)	10,118	37,206	149,777
Investment tax credits refundable	199,586	--	216,608
Goods and services tax receivable	27,387	16,120	--
Other assets	53,692	--	--

	472,678	402,111	650,763
Property, plant and equipment (note 4)	36,446	33,124	25,737

	$509,124	$435,235	$676,500

LIABILITIES
CURRENT
Payables and accruals (note 5)	$255,830	$399,140	$420,480
Deposit on shares (note 7)	--	72,070	--

	255,830	471,210	420,480
Advances from related parties (note 5)	--	100,000	120,400
	255,830	571,210	540,880

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (note 7)	6,227,074	3,343,853	2,525,239
CONTRIBUTED SURPLUS (note 7)	3,016,647	2,048,342	931,582
DEFICIT - Statement II	(8,990,427)	(5,528,170)	(3,321,201)
	253,294	(135,975)	135,620

	$509,124	$435,235	$676,500

Description of Business and Going Concern (note 1)
Commitments (note 10)

APPROVED ON BEHALF OF THE BOARD

/s/ Jiri Nor, Director

/s/ Anthony Durkacz, Director

{See accompanying notes.}

ASTRIS ENERGI INC.	Statement II
(A Development Stage Company)
Consolidated Statements of Loss and Deficit
For the Year Ended December 31, 2004
(Canadian Dollars)
	2004	2003	2002
			Restated
			(Note 3)

REVENUE (note 5)	$88,798	$67,870	$180,168

EXPENSES
Research and development (note 5)	1,343,695	1,229,184	197,488
General and administrative	1,943,799	880,585	332,831
Professional fees	243,076	145,100	254,487
Interest on advance from related parties (note 5)	7,000	12,000	12,000
Amortization	13,485	7,970	4,016

	3,551,055	2,274,839	800,822

LOSS BEFORE THE FOLLOWING	(3,462,257)	(2,206,969)	(620,654)

Deferred costs written off	--	--	(122,818)

LOSS FOR THE YEAR	(3,462,257)	(2,206,969)	(743,472)

DEFICIT, BEGINNING OF YEAR AS PREVIOUSLY REPORTED	(5,528,170)	(3,242,557)	(2,582,439)

Prior period adjustments (note 3)	--	(78,644)	4,710

DEFICIT, BEGINNING OF YEAR AS RESTATED	(5,528,170)	(3,321,201)	(2,577,729)

DEFICIT, END OF YEAR	($8,990,427)	($5,528,170)	($3,321,201)

LOSS PER COMMON SHARE, BASIC AND DILUTED (note 7)	($ 0.16)	($ 0.12)	($ 0.05)

{See accompanying notes.}

ASTRIS ENERGI INC.	Statement III
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2004
(Canadian Dollars)
	2004	2003	2002
			Restated
			(Note 3)
OPERATING ACTIVITIES
Loss for the year	($3,462,257)	($2,206,969)	($ 743,472)
Items not requiring cash
Amortization	13,485	7,970	4,016
Consulting and professional fees and paid in capital stock to non-related parties	890,097	136,122	166,801
Consulting and professional fees and expenses paid in options to non-employees	227,406	131,063	83,354

Consulting fees and expenses paid in capital stock to related parties	460,360	266,247	207,456
Stock-based compensation to employees	105,962	188,377	--
Warrants issued to directors	91,655	--	--
Deferred costs written off	--	--	122,818
Net change in non-cash working capital balances related to operations (note 8)	(329,614)	321,159	(221,258)
CASH (USED) IN OPERATING ACTIVITIES	(2,002,906)	(1,156,031)	(380,285)
INVESTING ACTIVITIES
Purchase of other assets	(53,692)	--	--
Purchase of property, plant and equipment	(16,807)	(15,357)	(11,797)
	(70,499)	(15,357)	(11,797)
FINANCING ACTIVITIES
(Decrease) increase in advances from related parties	(100,000)	--	6,400
Deposit on shares	(72,070)	72,070	--
Issuance of common shares	1,538,874	395,845	171,781
Issuance of warrants	537,167	797,320	456,850
	1,903,971	1,265,235	635,031

NET INCREASE (DECREASE) IN CASH DURING THE YEAR	(169,434)	93,847	242,949

CASH, BEGINNING OF YEAR	347,785	253,938	10,989

CASH, END OF YEAR	$178,351	$347,785	$253,938
Supplemental disclosure
Interest paid	$--	$--	$15,000
Investment tax credits recovered	5,820	388,499	--

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

The financial statements of 2002 and prior years have been restated to reflect the following errors identified therein and change in accounting policy, summarized as follows:

	A	B	C	D	E	F	Total

Increase (decrease) in deficit as at January 1, 2002	$342,899	$--	$12,000	($12,776)	($31,546)	($315,287)	$4,710
Increase (decrease) in loss for the year ended December 31, 2002	83,354	--	--	--	--	--	83,354
Increase (decrease) in deficit as at January 1, 2003	$426,253	$--	$12,000	($12,776)	($31,546)	($315,287)	$78,644

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

Advances from related parties at December 31, are summarized as follows:

	2004	2003	2002

Advances from directors	$--	$--	$20,400
Debenture due to shareholders	--	100,000	100,000
	$--	$100,000	$120,400

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

The following summarizes the cumulative unrecognized losses of s.r.o. as a result of this treatment:

	2004	2003	2002

Unrecognized income during the year	$22,992	$6,924	$6,331

Unrecognized cumulative profits (losses)	($ 1,648)	($24,640)	($31,564)

The Company regularly subcontracts portions of its research and development activities to s.r.o. In addition, the Company sells its products to s.r.o., as required.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

5	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

As at December 31:	2004	2003	2002

Balance of funds paid included in prepaid expenses and deposits	$--	$30,000	$146,074
Included in payables and accruals	$588	$137,480	$123,919

Year ended December 31:

Total funds advanced	$700,000	$416,000	$23,000
Sales	$--	$45,901	$140,575
Purchases included in research and development	$563,108	$729,800	$89,159

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

During 2004, the following amounts were expensed as consulting fees to directors and officers:

Company controlled by a director, officer and shareholder	$166,279	(2003 - $143,331;	2002 - $120,000)
Director and shareholders	$80,875	(2003 - $115,080;	2002 - $ 80,299)
Company controlled by a director, officer and shareholder	$100,000	(2003 - $100,000;	2002 - $ 28,461)
Officer and shareholder	$93,455	(2003 - $ 10,279;	2002 - $nil )

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

6.	INCOME TAXES (continued)

The Company’s computation of income tax recovery is as follows:

	2004	2003	2002

Loss before income taxes	($3,462,257)	($2,206,969)	($ 743,472)
Statutory income tax rate	36.12%	35.12%	33.62%
Income tax recovery at statutory rate	(1,250,567)	(775,088)	(287,129)
Non-deductible expenses	125,285	114,832	33,742
Effect of income tax rate changes on future income taxes	--	59,360	19,547
Change in valuation allowance and other items	1,125,282	600,896	233,840
Income tax expense	$--	$--	$--

Components of the Company’s net future income tax assets are:

Non capital losses ($5,449,000 X 0.3612)	$1,968,179	$982,658	$354,532
Scientific research and development expense
($1,520,417 X 0.3612)	549,175	273,234	300,464
Valuation allowance	(2,517,354)	(1,255,892)	(654,996)
Net future income tax asset	$--	$--	$--

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

a)	Share capital

Share capital consists of the following:

Authorized (see note below)
Unlimited common shares
10,000,000 preferred shares

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Issued and outstanding

	2004		2003		2002
	Common Shares		Common Shares		Common Shares

Issued at January 1	19,230,425	$3,343,853	16,106,403	$2,525,239	12,936,178	$1,979,201

Issued during year
- in exchange for consulting and professional fees and expenses from non-related parties	1,728,872	890,096	209,082	136,122	506,050	166,801

- in exchange for consulting fees and expenses from related parties	586,592	332,360	412,825	266,247	657,925	207,456

- In repayment of advance from directors	293,751	128,000	45,500	20,400	--	--

- for cash	4,476,911	1,532,765	2,456,615	395,845	2,006,250	171,781
	7,086,126	2,883,221	3,124,022	818,614	3,170,225	546,038

Balance as at December 31	26,316,551	$6,227,074	19,230,425	$3,343,853	16,106,403	$2,525,239

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

No preferred shares have been issued.

b)	Common stock issued to settle obligations of the Company to Directors, Officers and Former Director of the Company

In 2002, the Company issued 657,925 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company.

Name	Date	# of Shares	$ Value of Shares	Services Performed

Macnor Corp	27-Mar-02	164,125	52,520.00	Professional Services MC250
	02-Jul-02	98,775	30,000.00	Company controlled by Director & Officer
	18-Oct-02	37,800	12,000.00
Total		300,700	94,520.00

G. Emerson	27-Mar-02	42,750	14,000.00	Consulting - Administration
	02-Jul-02	74,000	2,484.00	Director
	18-Oct-02	23,625	7,500.00
Total		140,375	43,984.00

D Blenkarn	27-Mar-02	77,800	24,905.93	Former Director, Expense Recovery
Total		77,800	24,905.93

G. Crawford	27-Mar-02	25,750	8,242.62	Director, Expense Recovery
Total		25,750	8,242.62

J. Nor	27-Mar-02	51,800	16,573.77	Director & Officer, Expense Recovery
Total		51,800	16,573.77

Fortius	18-Oct-02	60,500	19,230.00	Financing Consulting
Total		60,500	19,230.00	Company controlled by Director & Officer

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

In 2003, the Company issued 412,825 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company.

Name	Date	# of Shares	$ Value of Shares	Services Performed

Macnor Corp	10-Jan-03	26,775	12,000.00	Professional Services MC250
	08-May-03	14,640	12,000.00	Company controlled by Director & Officer
	16-Jul-03	18,200	13,000.00
	28-Oct-03	20,200	15,000.00
Total		79,815	52,000.00

G. Emerson	10-Jan-03	76,620	35,245.20	Consulting/Administration
	10-Jan-03	23,190	10,654.62	Director
	08-May-03	49,015	40,190.00
	08-May-03	9,145	7,500.00
	16-Jul-03	10,500	7,500.00
	11-Aug-03	2,100	1,489.67
	11-Aug-03	17,650	12,500.00
Total		188,220	115,079.49

D. Ramm	28-Oct-03	3,500	2,604.16	Managing Director
Total		3,500

Fortius	10-Jan-03	20,600	9,231.00	Financing Consulting
	08-May-03	30,490	25,000.00	Company controlled by Director & Officer
	16-Jul-03	35,000	25,000.00
	28-Oct-03	20,200	15,000.00
	16-Dec-03	35,000	22,332.00
Total		141,290	96,563.00

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

In 2004, the Company issued 880,343 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company.

Name	Date	# of Shares Issued	Value of Shares	Services Performed

Macnor Corp	Q4-03	17,565	15,000.00	Professional Services MC250
	Q1	50,986	36,455.00	Company controlled by Director & Officer
	Q2	92,855	39,000.00
	Oct. 6	42,430	27,000.00
	Dec. 10	62,427	27,000.00
Total		266,263	144,455.00

G. Emerson	Q4-03	34,820	29,735.00	Consulting - Administration
	Q1	35,985	25,729.00	Director
	Q2	420	175.00
	Oct. 6	13,650	8,678.76
	Dec. 10	33,157	17,125.29
Total		118,032	81,443.05

D. Ramm	Q4-03	9,515	8,125.00	Managing Director
	Q1	11,365	8,125.00
	Q2	19,345	8,125.00
	Oct. 6	12,770	8,125.00
	Dec.10	4,450	1,922.04
Total		57,445	34,422.04

Fortius	Q4-03	17,565	15,000.00	Financing Consulting
	Q1	0	--	Company controlled by Director & Officer
	Q2	29,765	12,500.00
	Oct. 6	19,650	12,500.00
	Dec.10	28,900	12,500.00
Total		95,880	52,500.00

J. Nor		6,715	4,800.00	Director & Officer - Expense Recovery
		6,715	4,800.00
		104,070	41,600.00
Total		117,500	$ 51,200.00

G. Crawford	Q4-03	3,358	4,435.00	Director - Expense Recovery
		5,195	2,400.00
		3,358	2,400.00
	Q2	2,145	900.00
	Oct. 6	22,315	14,900.00
		52,035	20,800.00
	Dec. 10	1,387	600.00
Total		89,793	45,735.00

D. Blenkarn		6,715	4,800.00	Former Director - Expense Recovery
		6,715	4,800.00
		104,070	41,600.00
Total		117,500	51,200.00

A. Laudenslager		17,930	11,404.88	Director - Expense Recovery
Total		17,930	11,404.88

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

c)	Contributed surplus consists of the following:

	2004	2003	2002

Contributed surplus, beginning of year	$2,048,342	$931,582	$391,378
Consulting and professional fees paid in options to non-employees	192,481	131,063	83,354
Stock based compensation to employees	140,892	188,377	--
Proceeds on issuance of warrants	6,110	--	--
Issuance of warrants	628,822	797,320	456,850
Contributed surplus, end of year	$3,016,647	$2,048,342	$931,582

d)	Common stock issued for cash

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

		Weighted
	Options For	Average
	Common	Exercise
	Shares	Price U.S.$

Balance, December 31, 2001	2,400,000	0.33

Options granted in 2002	1,725,000	0.23
Options exercised in 2002	--	--
Options forfeited in 2002	(500,000)	0.20

Balance, December 31, 2002	3,625,000	0.30

Options granted in 2003	580,000	0.52
Options exercised in 2003	(600,000)	0.22
Options terminated in 2003	(250,000)	0.40

Balance, December 31, 2003	3,335,000	0.34

Options granted in 2004	903,840	0.36
Options exercised in 2004	(1,002,500)	0.29
Options forfeited or terminated in 2004	(312,500)	0.44

Balance, December 31, 2004	2,943,840	0.35

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

		Weighted
	Options For	Average
	Common	Exercise
	Shares	Price U.S.$

Exercisable at December 31, 2002	2,400,000	0.32
Exercisable at December 31, 2003	2,775,000	0.30
Exercisable at December 31, 2004	2,343,840	0.35

The following table summarizes information about the Company’s stock options outstanding as at December 31, 2004:

		Weighted
	Number	Average	Weighted	Number	Weighted
Exercise	Outstanding at	Remaining	Average	Exercisable	Average
Price	December 31,	Contractual	Share Price	December 31,	Share Price
U.S.$	2004	Life in Years	U.S.$	2004	U.S.$

0.17 - 0.25	1,160,000	1.99	0.22	1,160,000	0.22
0.26 - 0.50	1,453,840	3.95	0.41	853,840	0.45
0.51 - 0.63	330,000	1.92	0.54	330,000	0.54
	2,943,840			2,343,840

f)	Common share purchase warrants

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

Opening Balance as at December 31, 2001 - 275,000 Warrants

1,937,500 warrants were issued in 2002 to third parties as follows:

Recipient	Issue Date	Expiry Dt.	# Warrants	Exercise Price
Schloo Family Trust	08/02/2002	08/02/2005	125,000	$	US 0.50
Kevin Thomas Little	24/04/2002	24/04/2005	12,500	$	US 0.50
Anthony Durkacz (Director)	24/04/2002	24/04/2005	112,500	$	US 0.50
Wintser Investments Ltd.	14/06/2002	14/06/2007	487,500	$	US 0.50
Shelley Blechman	17/07/2002	17/07/2007	100,000	$	US 0.50
661399 Ontario Inc.	01/11/2002	01/11/2007	50,000	$	US 0.50
Wintser Investments Ltd.	21/11/2002	21/11/2005	100,000	$	US 0.50
661399 Ontario Inc.	30/11/2002	30/11/2007	450,000	$	US 0.50
661399 Ontario Inc.	30/11/2002	30/11/2005	175,000	$	US 0.50
661399 Ontario Inc.	31/12/2002	31/12/2005	325,000	$	US 0.50

2,750,744 warrants were issued in 2003 to third parties as follows:

Recipient	Issue Date	Expiry Dt.	# Warrants	Exercise Price
The Taylor Made Mgmt Corp	08/05/2003	20/02/2006	625,000	$	US 0.50
PSSI Paralegal Support Svcs	30/07/2003	30/07/2004	500,000		Expired
PSSI Paralegal Support Svcs	30/07/2003	30/07/2006	500,000	$	US 1.00
Dympna Carroll	12/09/2003	12/09/2006	384,615	$	US 0.85
Donal Carrol	25/09/2003	25/09/2006	169,500	$	US 1.00
The Taylor Made Mgmt Corp-A	29/12/2003	29/12/2004	50,000		Expired
The Taylor Made Mgmt Corp-B	29/12/2003	29/12/2006	282,100	$	US 1.00
PSSI Paralegal Support Svcs	30/12/2003	21/01/2007	239,529	$	US 1.00

4,386,232 warrants were issued in 2004 to third parties as follows:

825,000 warrants expired in 2004 (550K issued in 2003 & 275K issued in 2001)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

Recipient	Issue Date	Expiry Dt.	# Warrants	Exercise Price
The Taylor Made Mgmt Corp-A	31/03/2004	01/10/2005	651,450	$	US 0.80
The Taylor Made Mgmt Corp-B	31/03/2004	01/10/2005	651,450	$	US 1.00
PSSI Paralegal Support Svcs	26/03/2004	26/03/2007	236,035	$	US 1.00
The Taylor Made Mgmt Corp-A	31/03/2004	01/10/2005	104,500	$	US 0.80
The Taylor Made Mgmt Corp-B	31/03/2004	01/04/2007	104,500	$	US 1.00
The Taylor Made Mgmt Corp-A	30/06/2004	30/06/2007	79,630	$	US 0.80
Michael Wright	27/07/2004	31/12/2005	200,000	$	US 0.50
Alternate Energy Corp.	27/07/2004	31/12/2005	1,000,000	$	US 0.50
Donal Carrol	27/07/2004	31/12/2005	140,000	$	US 0.50
Phillip Patterson	27/07/2004	31/12/2005	10,000	$	US 0.50
The Taylor Made Mgmt Corp-A	27/07/2004	31/12/2005	344,167	$	US 0.50
Belcor Development Corpn.	01/10/2004	30/09/2007	88,900	$	US 0.90
Belcor Development Trust	01/10/2004	30/09/2007	88,900	$	US 0.90

Phillip Patterson	08/10/2004	30/09/2007	20,000	$	US 0.90
Belcor Development Corpn.	03/12/2004	03/12/2007	166,700	$	US 0.60
Liikfam Holdings Inc.	09/12/2004	09/12/2007	500,000	$	US 0.37

Closing Balance as at December 31, 2004 = 8,524,476 Warrants

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

g)	Changes in Shareholders’ Equity for the fiscal years ended 31 December 2002, 2003 and 2004

					Total
	Common Shares		Contributed		Shareholders’
	Number	Amount	Surplus	Deficit	Equity

Balance at December 31, 2001, restated	12,936,178	$1,979,201	$391,378	$(2,577,729)	$(207,150)
Shares issued for Cash	2,006,250	$628,631			$628,631
Consulting & professional fees paid in options to non-employees			$83,354		$83,354
Issuance of Warrants	$(456,850)	$456,850		$--
Consulting, professional fees and expenses from non-related parties	506,050	$166,801			$166,801
Consulting fees and expenses from related parties	657,925	$207,456			$207,456
Net Loss				$(620,654)	$(620,654)
Deferred Costs written off				$(122,818)	$(122,818)
Balance at December 31, 2002, restated	16,106,403	$2,525,239	$931,582	$(3,321,201)	$135,620
Shares issued for Cash	2,456,615	$1,193,165			$1,193,165
Consulting & professional fees paid in options to non-employees			$131,063		$131,063
Issuance of Warrants		$(797,320)	$797,320		$--
Stock based compensation to employees			$188,377		$188,377
Consulting, professional fees and expenses from non-related parties	209,082	$136,122			$136,122
Repayment of advances from directors	45,500	$20,400			$20,400
Consulting fees and expenses from related parties	412,825	$266,247			$266,247
Net Loss				$(2,206,969)	$(2,206,969)
Balance at December 31, 2003	19,230,425	$3,343,853	$2,048,342	$(5,528,170)	$(135,975)
Shares issued for Cash	4,476,911	$2,161,587			$2,161,587
Consulting & professional fees paid in options to non-employees			$192,481		$192,481
Stock based compensation to employees			$140,892		$140,892
Issuance of Warrants		$(628,822)	$628,822		$--
Proceeds on issuance of warrants			$6,110		$6,110
Consulting, professional fees and expenses from non-related parties	1,728,872	$890,096			$890,096
Repayment of debenture &accrued interest from directors	293,751	$128,000			$128,000
Consulting fees and expenses from related parties	586,592	$332,360			$332,360
Net Loss				$(3,462,257)	$(3,462,257)
Balance at December 31, 2004	26,316,551	6,227,074	3,016,647	(8,990,427)	253,294

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

8.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash operating working capital balances related to operations consists of the following:

	2004	2003	2002

Decrease (increase) in receivables	($ 2,544)	$29,440	$7,123
Decrease (increase in prepaid expenses	27,088	112,571	(148,727)
Decrease (increase) in investment tax credits
refundable	(199,586)	216,608	(216,608)
Increase (decrease) in payables and accruals	(143,303)	(10,913)	149,568
Increase (decrease) in goods and services
Tax payable	(11,269)	(26,547)	(12,614)
	($329,614)	$321,159	($221,258)

9.	SEGMENTED FINANCIAL INFORMATION

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

F-35

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
 Research and Development Expenses

Canadian G.A.A.P. allows the capitalization of research and development expenses if certain criteria are met whereas U.S. G.A.A.P. requires the expensing of all research and development expenses. Since the required criteria for capitalization did not occur during the last three years, all research and development expenses have been expensed and therefore no reconciliation between the two is required.