Form 20-F/A
period 2004-12-31
ASTRIS ENERGI INC
filed 2005-10-03
CIK 1022518

UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 20-F/A

(Mark One)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

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

                                 Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 |X| Item 18 |_|

(Applicable only to Issuers involved in Bankruptcy proceedings during the past five years) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 Yes |_| No |_|

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


                                 As at            As at          As at           As at          As at
                              December 31,     December 31,    December 31,     December 31,  December 31,
                                  2004            2003           2002             2001          2000
                                                               (RESTATED)       (RESTATED)    (RESTATED)

Revenue                    $     88,798    $     67,870    $    180,168    $     35,104    $     22,824

Net Loss from Operations     (3,462,257)     (2,206,969)       (620,654)       (743,644)       (412,228)

Net Loss                     (3,462,257)     (2,206,969)       (743,472)       (705,555)        (35,580)

Basic and Diluted Loss            (0.16)          (0.12)          (0.05)          (0.06)          (0.00)
per Share

Total Assets                    509,124         435,235         676,500         190,376         281,705

Net Assets                      253,294        (135,975)        135,620        (207,150)       (249,870)

Long Term Obligations                --         100,000         120,400         114,000         114,000

Share Capital                 6,227,074       3,343,853       2,525,239       1,979,201       1,397,923

Number of Shares             26,316,551      19,230,425      16,106,403      12,936,178      11,733,743

Cash Dividends                       --              --              --              --              --


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

      ASTRIS' PRODUCTS MAY NOT MEET PERFORMANCE EXPECTATIONS IN FIELD TESTS, WHICH COULD NEGATIVELY AFFECT ITS CUSTOMER RELATIONSHIPS AND INCREASE ITS MANUFACTURING COSTS. The components of its fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs. In internal bench tests, the POWERSTACK(TM) MC250 has performed at up to 60% over the original design specification and the E8 Portable AFC power generator has operated at an electrical efficiency in excess of 50%. These results do not guarantee similar or greater performance in future independent field tests.

      ASTRIS MAY NOT BE ABLE TO MANAGE SUCCESSFULLY THE EXPANSION OF ITS OPERATIONS. Astris will need to recruit, train and retain key management and other qualified personnel to successfully expand its business. Astris has been gradually expanding its management and technical team to meet customer demand and pilot production requirements. Transition to pilot production is a critical one to meet demand for its products, and validate its ability to produce the POWERSTACK(TM) MC250 in volume leading to commercialization.

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

      VOLATILE AND LIMITED MARKET FOR THE COMPANY'S COMMON SHARES. The Company's Common Shares are not actively traded. The Company's Common Shares began trading on the Over The Counter Bulletin Board Exchange ("OTC.BB") on June 20, 2001. The Common Shares traded in 2004 from a high of US$0.70 to a low of US$0.30 per share. The Common Shares are not presently publicly traded in Canada. There can be no assurance given that trading activity will increase investor recognition.

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

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

      Astris Energi Inc. ("AEI" or the "Company") was incorporated as Kayty Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. ("WLD") and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities. In February 1996, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of CDN$0.05 per warrant. Additionally, in June 1995, the Company changed its name to Astris Energi Inc. The purpose of the acquisition was for the Company to obtain a potentially promising business activity, and Astris Inc. was seeking to be part of a public company to facilitate raising working capital to further the development of its fuel cell research. AEI began trading on the OTC.BB under the trading symbol "ASRNF" on June 20, 2001.

      The Company's principal business office is located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, Canada L5L 1X2 and its telephone number is
(905)608-2000. The Company's e-mail address is questions@astris.ca. The Company maintains a website at www.astris.ca. The Company is not incorporating, by reference in this Form 20-F, the information on its website.

B. BUSINESS OVERVIEW.

THE COMPANY'S PURPOSE

      The Company's mission is to become the leading provider of affordable fuel cells and fuel cell power generators. The Company's near term priority is to achieve the required business partnerships and financing to successfully achieve pilot production leading to commercialization. The Company's business plan calls for commercialization within three years provided that adequate funding can be secured.

DESCRIPTION OF THE COMPANY'S BUSINESS ACTIVITIES

      Astris Energi Inc. is a Canadian (Mississauga, Ontario) company that since 1983 has been pioneering the development of alkaline fuel cells ("AFCs") and AFC generators and now has a series of such power systems tested and ready for commercialization. While most fuel cell companies are targeting the eventual car-truck-bus market or large utility type generating stations, Astris has specialized, in one-to-ten kilowatt systems which have tremendous global market potential and anticipated earlier adoption. The company also anticipates linking modules together in larger units for larger applications.

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

      Improvements towards automated manufacturing are required to both reduce costs and allow volume production. We expect to be able to sell commercially within 36 months, as long as the necessary financing is available. There are no specific requirements for certification for the sale of fuel cells at this time. However, Astris participates in the workings of the CSC/IEC TC 105 (Canadian Sub-Committee to the International Electrotechnical Commission, Technical Committee 105) which has been set up to create such future standards. Astris will comply with all the relevant standards as they come into force. For specific applications standards that apply to certain fuel cell systems are of some interest such as: ANSI/CSA America FC 1-2004 American National Standard/CSA America Standard for Stationary Fuel Cell Power Systems, and ANSI/CSA America FC 3-2004 American National Standard/CSA America Standard for Portable Fuel Cell Power Systems.

      In Astris' facilities, we comply with the NFPA 55 (National Fire Protection Association - U.S.) standard for handling gases (hydrogen). No part of this standard pertains to usage of hydrogen in the quantities used in Astris' fuel cell products.

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

1. Fuel Cell Modules such as the LABCELL(TM) LC50, LABCELL(TM) LC200 and POWERSTACK(TM) MC250

2.    Fuel Cell Systems such as models E1, E2, E3, E4B, E5, E6, E7 and E8

3. Test Equipment such as TL5 Test Load, TESTMASTER(TM) Data Acquisition and Control Software Suite and the QUICKCELL(TM) QC200

      The state of commercialization is slightly different between the three different groups although products in all three categories have been sold to a variety of customers on a demonstration basis. Specifically sales from the three categories are summarized as follows:

1. Fuel Cell Modules are available through a number of sales channels that include our direct channel (through our website at www.astris.ca under "ONLINE SALES") and through a select number of resellers including the Fuel Cell Store. Current sales volumes of fuel cells are small but increasing.

2. Fuel Cell Systems prior to the E7 and E8 are based on our earlier fuel cell stacks and were delivered to a small number of end-users including academic institutions and the military. The feedback provided through these interactions allowed Astris to better understand the requirements of a commercial system and lead to the development of the POWERSTACK(TM) MC250 and generators based on this stack technology including the E7 and E8. The current systems (E7 and E8) are available on a demonstration basis to a variety of selected organizations that are seen as potential partners in bringing our technology to commercial success. As described elsewhere the strategy of Astris is to partner with organizations that have specific knowledge of manufacturing, certification and customer requirements in a variety of end-user applications. Complete fuel cell systems are made available to these potential partners in order to allow them to evaluate and validate the technology.

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

The following comments are supported by information from the following published books and papers, although it appears in numerous other sources:

1. P. Gouerec, L. Poletto, J. Denizot, E. Sanchez-Cortezon, J.H. Miners, The evolution of the performance of alkaline fuel cells with circulating electrolyte
      Journal of Power Sources: Volume 129, 2004, pp 193-204, Elsevier
      Publishers

2.    Erich Gulzow,
      Alkaline fuel cells: a critical view
      Journal of Power Sources: Volume 61, 1996, pp 99-104, Elsevier Publishers

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

6.    K. Kordesch in Comprehensive Treatise of Electrochemistry,
      Vol. 3, editor J. O'M. Bockris, Plenum Press, New York - London, 1985.

7.    T.G.Benjamin, E.H.Camara,
      The Fuel Cell: Key to Practically Unlimited Energy
      Foote Prints Vol. 48, No. 2, Foote Mineral Co., Exton, PA 19341.

8.    Fuel Cells: A Handbook
      U.S. Department of Energy, Morgantown Energy Technology Center, Morgantown, West Virginia.

      The current E8 Generator has an electrical efficiency of ~55-60% based on the LHV (depending on power output being considered). This number is slightly better than the 51% (LHV) value that was recently published by Eident Energy in reference #1. References #7 and #8 give the efficiency range of gasoline electric generators (1 - 100 kW) as 7 - 22 %; for 1 - 10 kW generators as 7 - 18 %. Comparing these numbers it is clear that the statement of "...at least two times..." is in fact conservative. The real value when comparing the low-end range of the Astris system with the high range of an internal combustion generator is in the range of 55% / 15% =
      3.7 times.

      The basis of the statement that AFCs are inherently more economical to produce than PEMFCs are based on three major cost items required for PEMFCs; platinum catalyst, expensive membrane (eg Nafion) and expensive graphite flow field plates that must be machined. Comparatively, the AFC system developed by Astris requires no platinum, replaces the membrane with a very inexpensive solution of potassium hydroxide and replaces graphite plates with inexpensive epoxy or plastic frames. All of the references listed above (among others) make statements to support the cost advantages of AFCs. Some of these statements are included here as supporting material (important items highlighted):

            i) "The inherent performance and cost advantages of a fuel cell with an alkaline electrolyte may be ascribed to two key factors. The higher kinetics for the oxygen reduction reaction
                  (ORR) in alkaline over acidic media permits the use of a lower quantity of precious metals for a given overpotential. This results in a greater efficiency for the AFC when compared to the PEM as well as a large margin for the cost reduction. Secondly the alkaline media (i.e. KOH) is less aggressive/corrosive to metal and carbon than acid. The less-corrosive nature of an alkaline environment ensures a potential greater longevity and allows the implementation of non-noble catalysts, both for the cathode and the anode [6,7]. Low cost structural materials such as nickel current collectors and plastic composite frames are also stable in contact with KOH." Reference #1, pp 193

            ii) "In practice, the alkaline cell is very well developed, simple to operate with a built-in cooling system, has excellent reliability, and is inexpensive to manufacture, even in small quantities." Reference #3, pp 207

            iii) "Alkaline fuel cells are excellent and efficient performers with an excellent pedigree of reliability and life. While the AFC s used in space applications are complex and costly, the terrestrial versions, operating as hybrid systems with buffer battery, are not. Furthermore, the AFC does not rely on high volume manufacture to reduce the cost to an affordable level since the materials are inexpensive and the processing is straightforward." Reference #3, pp 212

      The lower operating cost of AFCs when compared to PEMFCs are based on three facts; 1- The higher electrochemical efficiency described above results directly in lower consumption of hydrogen, 2- Balance of plant for the AFC system is simple and does not include components that have a consume considerable energy (humidifier and compressor) required for a PEMFC system and 3- having eliminated the Platinum catalyst the systems is not susceptible to carbon-monoxide (CO) poisoning and therefore can run on lower grade, hence less expensive hydrogen. Commercially available hydrogen for Astris AFCs (99.9%) costs ~$80 CAD per cylinder and a cylinder of same size, containing the same quantity of hydrogen required for platinum catalyzed fuel cells costs ~$360 CAD. Combining the lower fuel cost with higher efficiency the end result is a very substantial difference in fuel costs during operational life.

            iv) For the PEMFC systems air must be supplied at high pressures to ensure sufficient partial pressure of Oxygen. Therefore "Air supplied by a controlled compressor can only solve such problems at a considerable over-all system efficiency loss and a high cost increase. The alkaline system produces the reaction water at the hydrogen anode, the acidic membrane system at the air-cathode. Hydrogen can be efficiently circulated in a closed system with a simple condenser arrangement." Reference #4, pp 791

            v) From the Department of Energy Website: "The platinum catalyst is also extremely sensitive to CO poisoning, making it necessary to employ an additional reactor to reduce CO in the fuel gas if the hydrogen is derived from an alcohol or hydrocarbon fuel. This also adds cost."
                  http://www.eere.energy.gov/hydrogenandfuelcells/fuelcells/
                  fc_types.html

      In a hydrogen-oxygen fuel cell the theoretical limit of cell voltage is
      1.23 V. Therefore a cell that produces a voltage of 1.23 V would be considered 100% efficient. In practice this voltage limit cannot be reached due to the peroxide reaction on the oxygen electrode. Reduction of oxygen takes place in two steps, via peroxide, in which some of the energy is irreversibly converted into heat. In reference #6 Kordesch shows the "Pourbaix Diagram" (after M. Pourbaix) for hydrogen-oxygen that characterizes the electrode voltages as a function of pH. The voltage differential between hydrogen and peroxide is constant in the range of pH 0 - 10, acidic (this includes PEMFC) to mild basic. At about pH = 10 the effect of the peroxide reaction begins to be less pronounced, and by the time we reached pH = 15, the operation point of alkaline fuel cell, some 100 mV have been gained. Everything else being equal, alkaline cell will exhibit higher voltage. If the typical cell voltage is 0.6 - 0.7 V, the difference of 100 mV represents 14 - 16 % advantage. This is purely a gift from mother nature, not a man's doing. In addition to the aforesaid reference #6, this fact is supported by a number of publications including the two presented here:

            vi) "Alkaline hydrogen/air fuel cells have an operating voltage of about 0.8V at 300mAcm-2. Assuming that PEM fuel cells deliver 600mAcm-2 at 0.7V, this is a loss of 10-15% in efficiency." Reference #4, pp 791

            vii) "The higher kinetics for the oxygen reduction reaction (ORR) in alkaline over acidic media permits the use of a lower quantity of precious metals for a given overpotential. This results in a greater efficiency for the AFC when compared to the PEM as well as a large margin for the cost reduction." Reference #1, pp 193

      In addition to the advantages that have been described thus far including; higher electrochemical efficiency, lower cost to manufacture and lower cost to operate which are critical to the widespread acceptance the AFC has a number of distinct advantages over the PEMFC:

            o Quick start-up and shutdown even in subfreezing temperatures (due to the fact that the electrolyte (KOH) freezes at below -40(0)C at concentrations used in the Astris system versus the need for water (freezes at 0(0)C) for membrane hydration in the PEMFC

            o Better reaction dynamics and therefore better performance and easier start at low temperatures and pressures, noticeable already at room temperature and even more pronounced at still lower temperatures

            o Wide range of humidity tolerance which again is related to the membrane hydration requirement of the PEMFC.

"Furthermore, the circulating electrolyte used in an AFC results in a simple and rapid start-up and shutdown procedures [4] and has the additional advantage of simplifying the water and the heat management [8]." Reference # 1, pp 195

Glossary of terms

LHV - lower heating value, amount of energy of oxidation of fuel, excluding the heat of condensation of product water (this is a correct basis of comparison as the engines in question such as fuel cell systems and internal combustion engines do not recover the heat of condensing the product water)

HHV - higher heating value, amount of energy of oxidation of fuel, including the heat of condensation of the product water

KOH - potassium hydroxide

CO - carbon monoxide

pH - measure of acidity/alkalinity. pH=7 denotes a neutral solution; pH less than seven denotes acidic solutions, pH greater than seven denotes basic (alkaline) solutions

THE COMPANY'S PRODUCTS

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

     The Company's principal fuel cell products are the POWERSTACK(TM) MC250, E8 generator and Astris II golf car. These demonstrator units are pre-commercial products provided on a limited basis to individual customers and assembled by hand. These demonstration units are in contrast to "pilot production" systems, which are systems manufactured in a pilot production facility not on a full commercial basis, and to commercial systems, which are manufactured by volume production methods. The Company has begun test runs of its pilot production line to produce the POWERSTACK(TM) MC250.

      The Company contracted Claude L. Rivoire, an internationally recognized fuel cell specialist, to lead the development of the Company's pilot production facility. Mr. Rivoire has an outstanding track record in industrial automation, production technology and plant management, spanning the transportation industry (buses and industrial vehicles), the food and high-tech rubber industries and, since 1997, the fuel cell industry.

      POWERSTACK(TM) MC250 is a 250 square centimeter, medium size alkaline fuel cell. In early test results the POWERSTACK MC250 performed 60% over the original design specification. The POWERSTACK MC250 makes a large step in increasing power density and overall performance when compared to its predecessor the LABCELL.

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

ASTRIS II GOLF CAR

      The Astris II is the Company's second-generation golf car. The new, faster golf car is powered by Astris' recently completed 1.8kW, Model E7 AFC Generator, which gives Astris II double the power and double the acceleration of the original model which was the world's first alkaline fuel cell powered golf car using hydrogen. Subsequent to year end, the Company sold its first Astris II. The intellectual property of the actual golf car belongs to the supplier from whom AEI bought the golf car, E-Z-Go. AEI simply bought the golf car and added its E8 generator to replace the existing battery engine.

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

SMALL FUEL CELLS AND RELATED PRODUCTS

      In addition to developing fuel cells, the Company presently sells by mail order small fuel cells, test cells and electronic test equipment. They are described briefly, as follows:

      LABCELL(TM) LC50 is a 50 square centimeter, small alkaline fuel cell for laboratory demonstration and experimentation which produces 1.5 to 6 volts.

      LABCELL(TM) LC200 is a 200 square centimeter, medium size alkaline fuel cell for laboratory experimentation and small power applications which produces ..75 to 12 volts.

      QUICKCELL(TM) QC200 is an electrochemical test cell designed for the testing of gas diffusion or solid electrodes in a controlled laboratory environment for fuel cell and battery research, development and quality control.

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

      In December 2004, AEI filed two US patent applications in preparation for the sale of its POWERSTACK(TM) MC250 and E7 and E8 generators. Application serial #11/004,988 is on its electrode structure for stacked alkaline cells. Application serial #10/905,148 is on the alkaline fuel cell systems. However, the Company's policy is still to maintain the confidentiality of its products through trade secrecy.

      The Company has unregistered trademarks on some of its products, including LABCELL(TM) LC50, LABCELL(TM) LC200, QUICKCELL(TM) QC200, POWERSTACK(TM) MC250 and TESTMASTER(TM).

      The Company has copyright protection on its TL5 Testload and TESTMASTER(TM) software.

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

      On June 30, 2004 the Quebec Superior Court ruled in Astris' favour and supported its application to immediately wind up and liquidate Astris Transportation Systems Inc. ("ATSI"), a corporation that was formed jointly with Care Automotive Inc.("Care"). A liquidator was selected to dissolve ATSI. To date, the liquidator has been unable to fully perform his duties to liquidate ATSI due to the inability to obtain certain corporate and financial records from the President of ATSI.

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

      Astris s.r.o. purchased an industrial building in the town of Vlasim, Czech Republic with approximately 8,000 square feet of manufacturing and office space on two floors. The building is situated on a 1.5 acre lot, allowing for future expansion, if necessary. The value of the building is CDN$235,400 and the property is CDN$128,935.

      The Company believes that the present premises are suitable for its present requirements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

      The following is a discussion of the results of operations and financial condition of the Company for the fiscal years ended December 31, 2004, 2003 and 2002. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. Differences between Canadian GAAP and United States GAAP can be found in Note 15 of Item 17 of this filing. This discussion should be read in conjunction with the consolidated financial statements and notes thereto forming a part of this annual report.

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

      The auditors' reports to the Company's audited financial statements note that the Company's ability to continue as a going concern is in substantial doubt. It is dependent on the ability of the Company to raise additional long-term financing, either from its own resources or from third parties, the successful commercialization of one or more of the Company's research projects, and attaining profitable operations.

      As noted under "Liquidity and Capital Resources" herein, the future of the Company is dependent upon its ability to raise additional capital to fund the commencement of the commercialization of products based upon the Company's fuel cell technology. Management is of the opinion that the Company should continue to exist and grow, based upon encouraging results of research and development to date, recent world-wide interest in fuel cell technology and the completion of the golf car program. With the advancement of this research and development program, and the completion of the Company's POWERSTACK MC250 program, the Company is in a better position to pursue financing in the form of private placements of its Common Shares.

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

      The only critical accounting policy is income taxes. Because there is uncertainty when the Company will make sufficient profits in future years to absorb the losses before they expire, the Company takes a valuation allowance which results in no tax being recovered.

A.    OPERATING RESULTS.

      The financial statements included in this report are stated in Canadian dollars.

REVENUE

      For the year ended December 31, 2004, revenue from the sale of fuel cells and related products and contract work was $88,798 compared with $67,870 for the same period in 2003. The 30% increase in sales year over year was attributable only to the sale of its first E8 Generator to Alternate Energy Corporation under a value added reseller agreement signed in May 2004. Sales of fuel cells and related products to unrelated parties in 2004 amounted to $7,508 to Canada, $4,310 to the Czech Republic and $76,980 to the rest of the world; in 2003, sales amounted to $7,008 to Canada, $45,901 to the Czech Republic and $14,961 to the rest of the world. The main source of revenue in 2004 was from the sale of fuel cells and an E8 generator.

      In 2003, revenue from the sale of fuel cells and related products and contract work was $67,870 compared with $180,168 in 2002. In 2003, there was a $94,674 decrease in contract work due to the completion of the golf car generator balance of plant work in 2002 and sale of products to its affiliate Astris s.r.o. which contributed to the main decline in sales. Another reason for the decline in sales was the Company's devotion to developing its POWERSTACK(TM) MC250 power module and E8 power generator and not on sales of existing products. Paid contract work for Astris s.r.o. amounted to $45,901 in 2003 and $140,575 in 2002. Sales of fuel cells and related products to unrelated parties in 2003 amounted to $7,008 in Canada and $14,961 internationally; in 2002, sales amounted to $591 in Canada and $39,002 internationally.

EXPENSES

      For the year ended December 31, 2004, expenses totaled $3,551,055, compared with $2,274,839 for the same period in 2003. The main increases were in General and Administrative expenses to $1,943,799 in 2004 compared with $880,585 in 2003; and in Research and Development, to $1,343,695 in 2004 compared with $1,229,184 in 2003. The small increase in Research and Development reflects primarily an increase in work on the Company's POWERSTACK(TM) MC250 power module, the 1.8kW model E7 power generator Astris II project, the 2.4 kW model E8 portable power generator project, and the equipment purchase, assembly and tests for pilot production.

      The significant increase in G&A expenses reflect stock option expensing, additions to management, higher consulting expenses to raise additional funding and the hiring of additional technical and administrative staff to support the fast growth of the Company. .

      Professional fees were $243,076 compared with $145,100 in 2003, reflecting the Company's increased corporate activity, legal activity, accounting and compliance activity.

      Expenses totaled $2,274,839 in 2003, compared with a restated amount of $800,822 in 2002. The main increase was in subcontract work, to $1,229,184 in 2003 from a restated amount of $197,488 in 2002. The increase reflects primarily an increase in research and development work on the Company's POWERSTACK(TM) MC250 power module and 2.4 kW model E8 portable power generator project, readying them for pilot production in 2004.

      General and administrative expenses were also significantly higher, at $880,585 compared with a restated $332,831 in 2002. This reflects mainly additions to management, and the expensing of employee stock-based compensation commenced in 2003.

      Professional fees were $145,100 compared with restated $254,487 in 2002, reflecting the Company's increasing internal resources.

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

      As at December 31, 2004, the Company has non-capital loss carry forwards of approximately $5,449,000. If unused, the tax losses will expire as follows:

                           2005                      $       6,000
                           2006                      $      61,000
                           2007                      $     188,000
                           2008                      $     294,000
                           2009                      $     323,000
                           2010                      $   1,734,000
                           2014                      $   2,843,000

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

      At year end, the Company had $509,124 of assets, and a shareholders' equity of $253,294 compared to a shareholders' deficiency of $135,975 in 2003 and compared to a shareholders' equity of $135,620 in 2002.

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

      The Company's cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products.

      The Company does not have any off-balance sheet arrangements.

      During 2004, the Company raised $2,076,041 through private placements of shares and warrants. During 2003, the Company raised $1,193,165 through private placements of shares and warrants. During 2002, the Company raised $628,631 through private placements of shares and warrants.

      Subsequent to the year end, the Company engaged the services of investment banker Fraser Mackenzie to raise capital. These services are provided on an exclusive basis. On March 28, 2005, the Company announced that it had closed a convertible debenture financing for gross proceeds of CDN$420,000. The debenture was available for subscription to "Canadian accredited investors" only and included a coupon for 6%, payable in common shares upon conversion or maturity. Each debenture is convertible into Common Shares at a conversion rate that in no case shall be less than USD$0.20 or more than USD$0.70. Warrants may be issued to the debenture holders depending on the terms of a second larger equity financing. The debentures mature on December 10, 2005, 270 days from the date of issuance. Total net proceeds were CDN$378,000. Fraser Mackenzie Limited, for facilitating the funding, also received 156,000 broker warrants at CDN$0.27 exercisable until March 24, 2007.

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

      As with most technology companies, Astris needs to conserve as much cash as practical while maintaining its operations for the core R&D work. It does have a need for other functions such as raising financing, office expenses, rent, legal and audit fees, investor relations etc. As noted in our Statement of Cash Flow, we use equity to pay non related parties who bring financial expertise, consulting and certain professional fees. The company uses cash to pay its engineers, which are the heart of the company's research and development activities; also its daily administrative staff such as the administrative assistants and the bookkeeper; also certain operating expenses for which shares are not usually accepted such as rent, office supplies, travel, etc.

      We use options to pay non employees who provide services to us. Also all of our senior management is willing to support the company through accepting part cash and part equity for their services provided.

C.    PROSPECTS


      Currently management is in discussions with a number of parties that are interested in becoming customers and/or joint venture partners.

      In August 2003, the Company announced it had signed a letter of intent
(LOI) with Alternate Energy Corporation (AEC), a Nevada based corporation to form a joint venture. The proposed joint venture planned to combine the Company's fuel cell and hydrogen technologies to produce and sell complete back up stationary electric power systems for household and business markets.

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

      In May 2004, the Company approved the blueprint for its manufacturing facility to produce the POWERSTACK(TM) MC250 and E8 generator on a pilot production basis. The production line was completed in October 2004 in the Czech Republic and trial runs have been ongoing to perfect the product.

      On October 19, 2004, the company announced that it signed a Cooperation Agreement with Italy's Electronic Machining s.r.l. (El.Ma.). El.Ma. is a privately held company with offices and technical development facilities in Rovereto, Trento, Italy. El.Ma. has particular interest in the development of alkaline fuel cells for stationary and distributed generation of electrical power. Their fuel cell and hydrogen usage R&D is funded by the Provincia Autonoma di Trento, which is committed to the development of these technologies with an eye to early market opportunities in Europe. As well, El.Ma. specializes in research and advancement of manufacturing processes, an expertise applicable to Astris' current AFC production line initiative. Under the terms of the agreement, Astris will licence the use of its AFC technology and market its products and consulting services to El.Ma. All goods and services provided by Astris will be purchased by El.Ma. El.Ma will apply its research and manufacturing expertise to the development of Astris technology in the areas of production. Any intellectual property resulting from the execution of the agreement will be owned exclusively by Astris.

      Subsequent to year end the Company announced that it has signed a Teaming Agreement with Plasma Environmental Technologies Inc. (PET) (TSXV: PE) of Burlington, Ontario for the development of a real-world installation utilizing PET's hydrogen-producing waste processing system and Astris' AFC technology.

      The first of three phases outlined in the agreement will be to determine the suitability of the hydrogen gas produced in the PAG waste destruction process for use in Astris' hydrogen AFC systems and for PET to make adjustments, if necessary to their current PAG.

      Upon completion of Stage 1, Stage 2 of the Agreement calls for PAG installations that will be developed to demonstrate the practical application of the PAG process in conjunction with Astris' AFC-powered generators. It is anticipated that this Stage will be financed by appropriate stakeholders such as local, provincial or federal governments, or special interest groups.

      In addition, PET has agreed to introduce Astris to any of its current or future clients who might desire to purchase or use Astris' services or products. For this, PET will be paid a mutually agreed to commission.

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

      The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

         There are a number of factors contributing to growing demand for fuel cells, including:

      Increasing demand for reliable power accentuated by power blackouts of recent years

      Deregulation of power markets and introduction of competition

      Environmental/political concerns

      Developing regions without power grids

      Geographic considerations/remote power

      Distributed power generation; and

      Increasing price of oil

      In December 2003, the Company cleared its POWERSTACK(TM) MC250 power module for pilot production commencing in 2004, and unveiled its 2.4 kW model E8 portable power generator which was co-financed by the Czech Republic.

CONTRACTUAL OBLIGATIONS

      There are no contractual obligations to be disclosed.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

      A. DIRECTORS AND SENIOR MANAGEMENT.

      The following table sets forth the name, age and office held with the Company as of April 1, 2005 and the period during which such person has served as a Director, Executive Officer and/or senior management.

--------------------------------------------------------------------------------------------------------
Name                                 Age    Office Held                                   Director Since
----                                 ---    -----------                                   --------------
Jiri K. Nor                          65     President, Chief Executive Officer and        1996
                                            Director

Arthur Laudenslager (1)              78     Director                                      2003

Anthony Durkacz                      29     Vice President Finance                        2003

H. David Ramm                        53     Managing Director                             2004

Brian Clewes (1) (2)                 46     Director                                      2004

Michael Liik (2)                     45     Director                                      2004

Peter Nor                            34     Vice President Marketing                      Not a Director

Notes:

      (1) Members of the Company's Audit Committee.
      (2) Members of the Company's Compensation Committee.

      Jiri K. Nor has been a Director and the President of the Company since March 1996. He is a trained engineer, with particular expertise in mechanics, aeronautics, electronics and electrochemistry. He is the principal inventor/developer of the Company's AFC fuel cell technology. Mr. Nor is also an entrepreneur with extensive business experience and the President and sole stockholder of Macnor Corp. He was the founder of Sonotek, an electronics company, inventor of the Minitcharger fast battery charging technology and founder of the Norvik group of companies. For more than five years until August 1997, he was Vice President of Research for Norvik Technologies and Norvik Traction, companies in the business of developing fast battery chargers.

      Arthur E. Laudenslager was formerly a senior officer and director of several public and private corporations, is currently Vice President, First Energy Advisors Inc., and a business consultant who brings to the Astris Energi Board a great deal of experience and knowledge in corporate structure and financing.

      Anthony Durkacz, Vice President Finance, is a graduate of Brock University in Business Administration, and joined the Astris team in summer 2002. He served previously as Manager of Foreign Exchange on the capital market trading floor with TD Securities in Toronto, and as President of Fortius Research and Trading ("Fortius"), an investment company servicing high net worth clients.

      H. David Ramm, MBA, is a widely experienced corporate executive in the field of alternate energy systems. He was formerly Chairman and CEO of International Fuel Cells (now UTC Fuel Cells, a division of United Technologies Corporation), Managing Director of Enron's renewable energy business and former President and CEO and Director of Integrated Electrical Services (a Fortune 1000 firm). Under Mr. Ramm's leadership, UTC developed the first-ever commercialized fuel cell, a 200kW phosphoric acid fuel cell power plant sold under warranty as the power source of back-up generators for mission critical applications. The Company hired H. David Ramm as Executive Vice President, heading up business development. On October 22, 2004 his position changed to managing director, his focus still maintained on business development.

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

B. COMPENSATION

(1)   Paid in Cash

                                        2004      2003      2002
                                     ---------------------------

Macnor Corp (Note 1)                 123,996   103,998    36,000

Fortius Research & Trading(Note 2)    62,500    10,000        --
                                     -------   -------   -------
Total                                186,496   113,998    36,000
                                     -------   -------   -------

      Note 1. Macnor Corp is an Ontario Corporation owned and controlled by Jiri Nor, the CEO and Director of Astris. Macnor also provides research and development services by Jiri Nor and marketing services by his son Peter Nor, who is an Officer of Astris.

      Note 2. Fortius Research & Trading Corporation is an Ontario Corporation owned and controlled by Anthony Durkacz, an Officer and Director of Astris.

(2)   Paid in Shares

      2002, we issued to related parties 657,925 common shares for a value of $207,456 for consulting services and expense reimbursements rendered to the following entities or individuals:

         Individual or Entity                        # of Shares       $ Value
         ---------------------------------------------------------------------
         Macnor Corp (Note 1)                        300,700            94,520
         Director - Gordon Emerson                   141,375            43,984
         Fortius Research & Trading (Note 2)          60,500            19,230
         Director - D. Blenkarn                       77,800            24,906
         Director - G. Crawford                       25,750             8,242
         Director - J. Nor                            51,800            16,574
                                                     -------           -------
         Total                                       657,925           207,456
                                                     -------           -------

      In 2003, we issued to related parties 412,825 common shares for a value of $266,247 for consulting services and expense reimbursements rendered to the following entities or individuals:

         Individual or Entity                        # of Shares       $ Value
         ---------------------------------------------------------------------
         Macnor Corp (Note 1)                         79,815            52,000
         Director - Gordon Emerson                   188,220           115,079
         Director - David Ramm                         3,500             2,604
         Fortius Research & Trading (Note 2)         141,290            96,563
                                                     -------           -------
         Total                                       412,825           266,247
                                                     -------           -------

      In 2004, we issued to related parties 586,592 common shares for a value of $332,360 for consulting services rendered and 293,751 shares for $128,000 to pay down debt and accrued interest on that debt for a total of 880,343 shares for a total of $460,360. These shares and amounts were issued to the following entities or individuals:

         Individual or Entity                        # of Shares       $ Value
         -----------------------------------------------------------------------
         Jiri Nor as an individual                   117,500            51,200
         Macnor Corp. (Note 1)                       266,263           132,455
         Fortius Research & Trading (Note 2)          95,880            52,500
         Director - David Ramm                        57,445            34,423
         Director - Gordon Emerson                   118,032            81,441
         Director - Gerald Crawford                   89,793            45,736
         Director - Donald Blenkarn                  117,500            51,200
         Director - Arthur Laudenslager               17,930            11,405
                                                     -------           -------
         Total                                       880,343           460,360
                                                     -------           -------

      Note 1. Macnor Corp is an Ontario Corporation owned and controlled by Jiri Nor, the CEO and Director of the Company. Macnor also provides research and development services by Jiri Nor and marketing services by his son Peter Nor, who is an Officer of Astris.

      Note 2. Fortius Research & Trading Corporation is an Ontario Corporation owned and controlled by Anthony Durkacz, an Officer and Director of Astris.

(3)   Directors

      There does not currently exist any compensation arrangement for any of the Directors except for Michael Liik, nor does the Company have any pension, retirement or similar plan for its Executive Officers or Directors. Michael Liik is compensated $8,333 per month billed through Liikfam Holdings Inc., an Ontario Corporation, for financial consulting services.

(4)   Governance

      An executive compensation committee was appointed in January 2005 to study and determine appropriate levels of compensation and to structure employment agreements for officers. The compensation committee will also determine appropriate levels of compensation for Board members in the near future.

(5)   Stock Option Plan

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

      On October 22, 2004, the Board of Directors passed a resolution authorizing an amendment to a stock option plan dated September 25, 2001 and amended October 30, 2002 increasing the number of shares available in the plan by 2,600,000 shares, to a total of 5,100,000 shares. The amendment was adopted by the Company's shareholders at its annual and special meeting of shareholders held on October 22, 2004. All features of the plan remain unchanged.

(6)   Options and Warrants outstanding as at April 1, 2005

The following table outlines the options and warrants that are outstanding as of April 1, 2005 of the directors and senior management of the Company:

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

2. Warrants to Liikfam Holdings Inc. of 500,000 at $U.S. 0.37 will become vested as follows:

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

      Arthur Laudenslager and Brian Clewes are members of the Company's Audit Committee. Michael Liik and Brian Clewes are members of the Company's Compensation Committee. There are no additional committees of the Board.

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

E.    SHARE OWNERSHIP.

      The following table lists, as of April 1, 2005, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

                                        Options Vested           Directly Owned    Total Owned included       Percent
Name                                                                                     Vested Options      of Class
----------------------------------------------------------------------------------------------------------------------

Jiri K. Nor (1)                                 50,000                7,596,884               7,646,884        23.96%
Brian Clewes                                         -                  100,390                 100,390         0.31%
Arthur Laudenslager (2)                              -                  102,430                 102,430         0.32%
Michael Liik                                         -                        0                       0         0.00%
Anthony Durkacz (3)                            362,500                  279,670                 642,170         2.03%
H. David Ramm                                  250,000                   60,945                 310,945         0.98%
Peter Nor                                      100,000                        0                 100,000         0.32%

                                       -----------------------------------------------------------------
All Executive Officers and Directors
  as a group (4)
                                               762,500                8,140,319               8,902,819        27.92%
                                       -----------------------------------------------------------------

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

B.    RELATED PARTY TRANSACTIONS.

      (1) See Item 6B for related party consulting services compensation and expense reimbursements.

      (2)   Liabilities to related persons

Included in payables and accruals as at December 31, 2004 to individual or entity as follows:

              $13,826 to Macnor Corp
              $17,441 to three directors: Anthony Durkacz $69, Fortius Research
                  & Trading $14,250, Jiri Nor $3,121
              $1,043 to an officer: Peter Nor

      (3)   Transactions with 30% owned affiliate Astris sro:

      The Company has a 30% ownership interest in s.r.o., a Czech company, in which the remaining 70% is owned by a company controlled by a director, officer and shareholder. The Company's 30% interest in losses of s.r.o. has been applied to its investment. As the Company's share of losses is in excess of the original investment, the investment was written down to nil in 1996.

      The Company has not recorded any further share of the losses of s.r.o. over and above the original investment as the Company has not guaranteed the obligations of s.r.o., and the Company is not otherwise committed to provide further financial support to s.r.o.

      The following summarizes the cumulative unrecognized losses of s.r.o. as a result of this treatment:

                                               2004        2003        2002
                                           --------    --------    --------

Unrecognized income during the year        $ 22,992    $  6,924    $  6,331
Unrecognized cumulative profits (losses)   ($ 1,648)   ($24,640)   ($31,564)

The Company regularly subcontracts portions of its research and development activities to s.r.o. In addition, the Company sells its products to s.r.o., as required.

As at December 31:                              2004       2003       2002
                                            --------   --------   --------

Balance of funds paid included in prepaid
    expenses and deposits                   $     --   $ 30,000   $146,074
Included in payables and accruals                588    137,480    123,919

Year ended December 31:

Total funds advanced                         700,000    416,000     23,000
Sales                                             --     45,901    140,575
Purchases included in subcontract           $563,108   $151,001   $ 89,159

The large amount of funds advanced to sro in 2003 and 2004 were for operating expenses, the purchase of land and a building as well as equipment for the new electrode production facility.

      (4)   Agreements with Macnor Corp

      As of September 13, 1999, the Company entered into a royalty arrangement with Macnor Corp., an Ontario corporation ("Macnor"), which is wholly-owned by Jiri K. Nor, President, Chief Executive Officer and Director of the Company. This arrangement called for Macnor to sell certain fuel cell products, developed and manufactured by Astris s.r.o. (small fuel cells), through a website and mail order opened and operated by Macnor. Macnor was paid an annual royalty equal to five percent (5%) from all sales of such goods, based upon gross revenues. In the year 2002 the Company recognized revenues of CDN$2,476 related to this arrangement and CDN$837 in the year 2003. This agreement was terminated as of May 31, 2003. The management of the Company believes that this transaction was on terms as fair to the Company at the time as any which could have been made with unaffiliated parties.

      Macnor has a verbal agreement with Astris. Macnor bills Astris Energi Inc. monthly for services provided at the rates approved by the Astris Board or its Compensation Committee from time to time. Macnor is presently paid by Astris CDN $13,333 per month plus expenses at cost for the services of Jiri Nor and CDN $8,000 per month for the services of Peter Nor. Payment is in the form of both cash and common shares depending on the financial condition of the Company as determined by the Board . The proportions are stated in the above table. The services of Jiri Nor include acting as CEO and to perform any duties necessary by the Company related to the position, as well as, Chief Technology Officer and any duties necessary by the Company related to the position. All technology has been assigned to Astris Energi Inc as shown in Exhibit 10.17. The services of Peter Nor include acting as Vice President of Marketing and Business Development and to perform any duties necessary by the Company related to the position.

      (5)   Individual Contract with Gordon Emerson

      Gordon Emerson had a verbal agreement as the CFO of the Company between January 2000 and July 2003 for services provided at the rates approved by the Astris Board. He was paid CDN $2,500 per month plus expenses at cost. On August 11, 2003 the Company issued 19,750 shares of common stock as a severance package.

      On May 26, 2003 the Board of Directors approved a compensation package whereby he would receive commission on funds raised through First Energy Advisors. The commission schedule was as follows: 5% paid on the first $1 million, 4% on the second $1 million, 3% on the third $1 million, 2% on the fourth million and 1% on all money raised afterward. During the year, the following amounts were paid to Mr. Emerson: $51,140(2003 - $29,735). At a Board Meeting subsequent to the year-end, the Board terminated this compensation package.

      First Energy Advisors, an Ontario Corporation, performed financial consulting from May 2003 until November 2004. In consideration of First Energy putting forth its best efforts to assist in raising capital for Astris, Astris agreed to pay First Energy, its successors or assigns, a fee in the amount of CDN$5,000 per month plus travel expenses not to exceed CDN$2,000 per month plus airfare, payable on the 22nd day of each month commencing on May 22nd, 2003. The fee would be increased to CDN$10,000 per month when the first CDN$150,000 has been received by Astris, and to CDN$15,000 per month when US$l ,000,000 had been received in the aggregate. The payments were for 6 months and then continued on a month to month basis, with either party being able to terminate the agreement with 60 days notice. See exhibit 10.16.

      (6)   Agreement with Fortius Research and Trading

      Fortius Research and Trading Corp. has a verbal agreement with Astris. Fortius bills Astris Energi Inc. quarterly for services provided at the rates approved by the Astris Board or its Compensation Committee from time to time. Fortius is presently paid CDN $8,333 per month plus expenses at cost by Astris for the services of Anthony Durkacz. Payment is in the form of both cash and common shares depending on the financial condition of the Company as determined by the Board. The services of Anthony Durkacz include acting as CFO, Vice President of Finance and the principal accounting officer and to perform any duties necessary by the Company related to the positions.

      (7)   Debenture Transaction with Directors

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

      (8)   Transactions subsequent to December 31, 2004

            Amalgamation of Astris Inc with Astris Energi Inc.

      We make reference to the amalgamation of Astris Inc. and Astris Energi Inc. in Note 12 to our financial statements. The merger of Astris Energi Inc. and Astris Inc. was a simple amalgamation to simplify our administrative procedures since all operational activities previously carried out by Astris Inc. were transferred to Astris Energi Inc. By amalgamating, we no longer need to keep a separate set of ledgers, separate invoices nor file separate Federal and Provincial Tax returns. Astris Inc. was 100% owned by Astris Energi Inc. There were no minority shareholders.

            The Acquisition of the remaining 70% of the outstanding shares of Astris sro

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

      Macnor Corporation (owned by the CEO and President) was the related party who sold 70% of the shares of Astris sro to Astris Energi Inc. The company created a Special Committee of the Board of Directors composed of independent directors of the Company, who hired its own legal counsel and who hired a US and Canadian qualified third party valuator by the name of Corporate Valuation Services Limited (CVS). The valuator physically visited the site in Vlasim, Czech Republic and went through an extensive analysis of our history and financial transactions with Astris sro and analyzed our Financial Statements as well as those other companies in the Fuel Cell industry considered to be comparable. On September 16, 2004, CVS issued a formal 100 page report determining the fair market value of Astris sro as at June 30, 2004. CVS's extensive analysis resulted in using three methods to determine the value of the Company including the Guidelines method, the Market Capitalization method and the Research and Development Index. Since the formal closing of the transaction did not take place until January 27, 2005, the Special Committee asked for and received an updated fairness opinion which was received on January 14, 2005 and became the basis for the values used.

      Mr. Jiri Nor, President and CEO, holds Engineering Degrees from the Czech Technical University in Prague and from the University of Toronto (Aerospace). In the 1960's and 70's, he was involved in projects that supplied high tech satellite instruments for NASA to measure environmental pollution and other data. This is where he became interested in the impact of pollution on our environment. In 1983, this interest brought him to work with the research team of David Scott at the Institute for Hydrogen Systems at the University of Toronto. At that time he incorporated a private Ontario Company, Astris Science Inc. for the purpose of pursuing R&D with a particular focus on fuel cells. In mid 1986, the company name was shortened to Astris Inc. (AI).

      Between 1988 and 1992, Mr. Nor established a new company, Norvik Inc., for the development of fast battery charging technology and he made contact with the Czech Academy of Sciences to pursue collaboration for electrochemical R&D relating to both batteries and fuel cells.

      In May of 1992, Norvik Inc. and AI incorporated Astris sro as a "window" into the Czech Republic by providing an electrochemical R&D facility for both batteries and fuel cells. It also became evident that the cost of doing research in the Czech Republic was significantly lower than in Canada. Both Norvik and AI provided funding. The ownership of sro was split 70:30 between Norvik and AI based on Mr. Nor's split of services between the two companies. Norvik eventually changed its name to Macnor Corp, which continues today.

      In 1995, AI was the object of an acquisition by WLD Inc. (a reverse takeover by AI) and WLD Inc. was renamed Astris Energi Inc. (AEI). At that time, AEI started trading on the Over-the-Counter Bulletin Board (OTCBB).

      A significant breakthrough occurred in the mid nineties, when the Company was able to produce AFC's using only cheap materials like carbon, plastic, base metals and metal oxide instead of the more expensive platinum used by other fuel cells.

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

      Non-related parties                         43,960 shares

      On December 16, 2003, the Corporation agreed to settle obligations owing to certain individuals and companies. The following shares were issued at a price at US$0.43 per share:

      Non-related parties                         11,000 shares

      During the four quarters of 2004, the company issued shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company as follows:

                                             First           Second          Third          Fourth
                                            Quarter         Quarter         Quarter         Quarter         Annual

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

B.    SIGNIFICANT CHANGES.

      There have been no significant changes, which have occurred since the date of the annual financial statements included in this Report except as reported in
Item 7B "Acquisition of Astris s.r.o."

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

      The Common Shares were previously traded in Canada on the Canadian Dealing Network (CDNX), but presently has an inactive listing on the CDNX. The Company would seek to reactivate such listing once it meets the initial listing requirements of the TSX Venture Exchange (TSX.V). The Company does not presently meet the following requirements to qualify to list on the TSX.V: net tangible assets of CDN$750,000, unallocated funds of CDN$100,000 and/or the required amount of working capital to cover the Company's administrative expenses for 12 months. Since June 20, 2001, the Company's Common Shares have been posted for trading on the O.T.C. Bulletin Board under the symbol ASRNF. The quarterly high and low prices for the past two fiscal years are tabulated below:


               ---------------------------------------------------------
               2003                         High                    Low
               ---------------------------------------------------------

               ---------------------------------------------------------
               First                        $.90                   $.42
               ---------------------------------------------------------
               Second                        .65                    .42
               ---------------------------------------------------------
               Third                        1.11                    .35
               ---------------------------------------------------------
               Fourth                        .87                    .40
               ---------------------------------------------------------

               ---------------------------------------------------------

               ---------------------------------------------------------
               2004                         High                    Low
               ---------------------------------------------------------

               ---------------------------------------------------------
               First                        $.61                   $.49
               ---------------------------------------------------------
               Second                        .53                    .39
               ---------------------------------------------------------
               Third                         .57                    .32
               ---------------------------------------------------------
               Fourth                        .51                    .37
               ---------------------------------------------------------

The following table sets forth the high and low market prices for each of the past 3 months:

               ------------------------------------------------------------
               Month 2005                   High,                   Low,
                                          US$ /share             US$ /share
               ------------------------------------------------------------
               January                      $.38                   $.31
               ---------------------------------------------------------
               February                      .40                    .26
               ---------------------------------------------------------
               March                         .32                    .23
               ------------------------------------------------------------

ITEM 10. ADDITIONAL INFORMATION.

A.    SHARE CAPITAL.

      Not Applicable.

ITEM 10 B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

1.    ORGANIZATION.

      The Company was incorporated in the Province of Ontario, Canada as required under the Business Corporations Act (Ontario). The registrant's memorandum and articles do not provide for any specific objects or purposes.

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

7.    ISSUES RELATED TO MERGERS, ACQUISITIONS OR CORPORATE RESTRUCTURING

      Currently there are no provisions in the company's articles or by-laws that would have an effect of delaying, deferring or preventing any of item 7 above.

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

C.    MATERIAL CONTRACTS

      The Company entered into a value added reseller agreement with Alternate Energy Inc. and a co-operation agreement with El.Ma, as previously mentioned under Item 5C "Prospects".

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

      This summary discusses only Common Shares of the Company held by a U.S. Holder (defined below) as a capital asset within the meaning of Section 1221 of the Code, and does not deal with special situations, such as those of banks, thrift institutions, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or commodities, tax-exempt investors, holders whose functional currency is not the U.S. dollar, persons who hold Common Shares of the Company as a position in a straddle, as part of a synthetic security or hedge, as part of a conversion transaction or other integrated investment, or persons who are not U.S. Holders (as defined below). Further, the summary does not include any description of any alternative minimum tax consequences or any state, local or foreign tax consequences that may be applicable. This summary assumes that no U.S. Holder will own, directly or indirectly, Common Shares of the Company representing 10% or more of the votingpower of the Company.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

ITEM  15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

      As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended(the "Exchange Act"), the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer and President and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2004. In designing and evaluating the Company's disclosure controls and procedures, the Company and its management recognize that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their desired control objectives. Additionally, in evaluating and implementing possible controls and procedures, the Company's management was required to apply its reasonable judgment. Furthermore, in the course of this evaluation, management considered certain internal control areas, including those discussed below, in which we have made and are continuing to make changes to improve and enhance controls. Based upon the required evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2004, the Company's disclosure controls and procedures were effective (at the "reasonable assurance" level mentioned above).

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

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

      There were no changes in the Company's internal controls over financial reporting that has materially affected or, to the Company's knowledge, that are reasonably likely to materially affect the Company's internal controls over financial reporting during the period covered by this Annual Report. We maintain evidential matter, including documentation, to provide reasonable support for management's assessment of the effectiveness of the issuer's internal control over financial reporting. As more fully described in Note 3 to the audited consolidated financial statements included in Item 17 of this Annual Report, during our preparation and analysis of our 2003 consolidated financial statements, certain errors to our previously reported financial information were identified and corrected. These items related to new accounting standards not being adopted on a timely basis and misinterpretation of certain circumstances related to contingent liabilities and consolidation accounting. These corrections required restatement of previously issued consolidated financial statements for 2002 and 2001.

ITEM 16.

A.
      AUDIT COMMITTEE FINANCIAL EXPERT

      Members of the Audit Committee have broad financial experience which has been gained in a variety of disciplines including investment banking, supervision of finance functions and general management, and the Board is satisfied that collectively they have the requisite financial skills and expertise to enable them fully to carry out their responsibilities. However, the Board considers that no individual member of the committee qualifies as a "financial expert" within the terms of the definition set out in the Sarbanes-Oxley Act of 2002.

C.
      PRINCIPAL ACCOUNTANT FEES AND SERVICES

      For the year ended 2004 and 2003, the audit fees were CDN$22,000 and CDN$50,000. For the year ended 2004 and 2003, the audit-related fees for the principal accountants were CDN$nil and CDN$nil. For the year ended 2004 and 2003, the tax related fees for the principal accountants were CDN$nil and CDN$nil. The Company's audit committee's pre-approval of audit fees is discussed in advance with the principal accountant and the audit committee. If there are any adjustments, they are approved by the audit committee.

E.
      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      Not Applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

      The following documents are filed as Attachment A hereto and are included as part of this Form 20-F.

ASTRIS ENERGI INC. CONSOLIDATED FINANCIAL STATEMENTS

      Description of Document:
      Auditors' Report for the year ended December 31, 2004.
      Auditors' Report for the year ended December 31, 2003.
      Auditors' Report for the year ended December 31, 2002.
      Consolidated Balance Sheets for the year ended December 31, 2004, 2003 and 2002.
      Consolidated Statements of Loss and Deficit for the years ended December 31, 2004, 2003 and 2002.
      Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.
      Notes to Consolidated Financial Statements for the year ended December 31, 2004, 2003 and 2002.

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

10.8* Agreement between Astris Energi Inc. and Fuelcellstore.com, Inc., dated
      October 12, 2000.

10.9* Assignment Agreement between Josef Soltys and Astris Inc. for Canadian
      Patent #1,295,679, for QUICKCELL, dated November 15, 1995.

10.10* Debenture between Astris Inc. and Donald Alex Blenkarn, in trust, dated
       September 30, 1996.

10.11 Value Added Reseller Agreement with Alternate Energy Corp., dated May 14, 2004.

10.12* Co-operation agreement with El.ma, dated October 15, 2004.

10.13* Consulting Agreement with Liikfam Holdings, dated December 10, 2004.

10.14* Purchase and Escrow Agreement between Astris Energi Inc., Macnor
       Corporation and 2062540 Ontario Inc. dated January 20, 2005.

10.15* Teaming Arrangement with Plasma Environmental Technologies Inc., dated
       February 23, 2005.

10.16  Agreement with First Energy Advisors, dated May 22, 2003.

10.17 Assignment of technology to Astris Energi Inc. from Macnor Corporation, dated July 25, 2005.

23.1*  AUDITORS' CONSENTS

31.1   and 31.2 302 CERTIFICATION

32.1   SECTION 906 CERTIFICATION

99*    CODE OF ETHICS

99.1*  WHISTLEBLOWER POLICY

* Previously filed. Otherwise all other exhibits filed herewith.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       ASTRIS ENERGI INC.

                                       By: /s/ Jiri K. Nor
                                           ---------------
                                       President and Chief Executive Officer
                                       Date: September 28, 2005

                               ASTRIS ENERGI INC.
                          (A Development Stage Company)
                        Consolidated Financial Statements
                               (Canadian Dollars)
                                December 31, 2004

                               ASTRIS ENERGI INC.

                                      INDEX

                                December 31, 2004

                                                                          PAGE


AUDITORS' REPORT - DECEMBER 31, 2004 AND DECEMBER 31, 2003                  1



AUDITOR'S REPORT - DECEMBER 31, 2002                                        2



FINANCIAL STATEMENTS

         Consolidated Balance Sheets - Statement I                          3

         Consolidated Statements of Loss and Deficit - Statement II         4

         Consolidated Statements of Cash Flows - Statement III              5


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                6 - 37

                                AUDITORS' REPORT

To the Directors of
ASTRIS ENERGI INC.

We have audited the consolidated balance sheets of ASTRIS ENERGI INC. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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


                                                         /s/ Danziger & Hochman

Toronto, Ontario                             Chartered Accountants
April 26, 2005

Comments by Auditors for U.S. Readers on Canada - United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statement and when there is a correction of an error in the application of accounting principles, such as those described in Note 3 relating to prior year's financial statements. Our report to the directors dated April 26, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                         /s/ Danziger & Hochman

Toronto, Ontario                             Chartered Accountants
April 26, 2005

Auditors' Report
To the Shareholders of Astris Energi Inc.

We have audited the consolidated balance sheets of Astris Energi Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ Lugowy Associates
CHARTERED ACCOUNTANTS
Hamilton, Ontario
May 25, 2004

Comments by Auditors for U.S. Readers on Canada - United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on a company's ability to continue as a going concern, such as those described in
Note 1 to the consolidated financial statements of the Company and when there is a correction of an error in the application of accounting principles, such as those described in Note 3. Our report to the shareholders dated May 25, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ Lugowy Associates
CHARTERED ACCOUNTANTS
Hamilton, Ontario
May 25, 2004

ASTRIS ENERGI INC.                                                   Statement I
(A Development Stage Company)
Consolidated Balance Sheets
As at December 31, 2004
(Canadian Dollars)

=============================================================================================
                                                          2004           2003         2002
                                                                                    Restated
                                                                                    (Note 3)
=============================================================================================
ASSETS
    CURRENT
        Cash                                          $   178,351   $   347,785   $   253,938
        Receivables                                         3,544         1,000        30,440
        Prepaid expenses and deposits (note 5)             10,118        37,206       149,777
        Investment tax credits refundable                 199,586            --       216,608
        Goods and services tax receivable                  27,387        16,120            --
        Other assets                                       53,692            --            --
---------------------------------------------------------------------------------------------

                                                          472,678       402,111       650,763
        Property, plant and equipment (note 4)             36,446        33,124        25,737
---------------------------------------------------------------------------------------------

                                                      $   509,124   $   435,235   $   676,500
=============================================================================================

LIABILITIES
    CURRENT
        Payables and accruals (note 5)                $   255,830   $   399,140   $   420,480
        Deposit on shares (note 7)                             --        72,070            --
---------------------------------------------------------------------------------------------

                                                          255,830       471,210       420,480
        Advances from related parties (note 5)                 --       100,000       120,400
---------------------------------------------------------------------------------------------
                                                          255,830       571,210       540,880
---------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
    SHARE CAPITAL (note 7)                              6,227,074     3,343,853     2,525,239
    CONTRIBUTED SURPLUS (note 7)                        3,016,647     2,048,342       931,582
    DEFICIT - Statement II                             (8,990,427)   (5,528,170)   (3,321,201)
---------------------------------------------------------------------------------------------
                                                          253,294      (135,975)      135,620
---------------------------------------------------------------------------------------------

                                                      $   509,124   $   435,235   $   676,500
=============================================================================================

Description of Business and Going Concern (note 1)
Commitments  (note 10)
APPROVED ON BEHALF OF THE BOARD


/s/ Jiri Nor,  Director


/s/ Anthony Durkacz, Director



{See accompanying notes.}                                                 Page 3

ASTRIS ENERGI INC.                                                  Statement II
(A Development Stage Company)
Consolidated Statements of Loss and Deficit
For the Year Ended December 31, 2004
(Canadian Dollars)

==============================================================================================
                                                          2004           2003          2002
                                                                                     Restated
                                                                                     (Note 3)
----------------------------------------------------------------------------------------------
REVENUE (note 5)                                       $   88,798    $    67,870   $   180,168
----------------------------------------------------------------------------------------------


EXPENSES
    Research and development (note 5)                    1,343,695     1,229,184       197,488
    General and administrative                           1,943,799       880,585       332,831
    Professional fees                                      243,076       145,100       254,487
    Interest on advance from related parties (note 5)        7,000        12,000        12,000
    Amortization                                            13,485         7,970         4,016
----------------------------------------------------------------------------------------------

                                                         3,551,055     2,274,839       800,822
----------------------------------------------------------------------------------------------

LOSS BEFORE THE FOLLOWING                               (3,462,257)   (2,206,969)     (620,654)
----------------------------------------------------------------------------------------------

Deferred costs written off                                      --            --      (122,818)
----------------------------------------------------------------------------------------------

LOSS FOR THE YEAR                                       (3,462,257)   (2,206,969)     (743,472)
----------------------------------------------------------------------------------------------

DEFICIT, BEGINNING OF YEAR AS
    PREVIOUSLY REPORTED                                 (5,528,170)   (3,242,557)   (2,582,439)

Prior period adjustments (note 3)                               --       (78,644)        4,710
----------------------------------------------------------------------------------------------

DEFICIT, BEGINNING OF YEAR AS
    RESTATED                                            (5,528,170)   (3,321,201)   (2,577,729)
----------------------------------------------------------------------------------------------


DEFICIT, END OF YEAR                                   ($8,990,427)  ($5,528,170)  ($3,321,201)
==============================================================================================


LOSS PER COMMON SHARE, BASIC
    AND DILUTED (note 7)                               ($     0.16)  ($     0.12)  ($     0.05)
==============================================================================================


{See accompanying notes.}                                                 Page 4

ASTRIS ENERGI INC.                                                 Statement III
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2004
(Canadian Dollars)

==================================================================================================
                                                              2004          2003          2002
                                                                                        Restated
                                                                                        (Note 3)
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Loss for the year                                     ($3,462,257)  ($2,206,969)  ($  743,472)
    Items not requiring cash
        Amortization                                           13,485         7,970         4,016
        Consulting and professional fees and
            paid in capital stock to non-related parties      890,097       136,122       166,801
        Consulting and professional fees and
            expenses paid in options to non-employees         227,406       131,063        83,354
        Consulting fees and expenses paid in
            capital stock to related parties                  460,360       266,247       207,456
        Stock-based compensation to employees                 105,962       188,377            --
        Warrants issued to directors                           91,655            --            --
        Deferred costs written off                                 --            --       122,818
    Net change in non-cash working capital
        balances related to operations (note 8)              (329,614)      321,159      (221,258)
--------------------------------------------------------------------------------------------------
CASH (USED) IN OPERATING ACTIVITIES                        (2,002,906)   (1,156,031)     (380,285)
--------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
    Purchase of other assets                                  (53,692)           --            --
    Purchase of property, plant and equipment                 (16,807)      (15,357)      (11,797)
--------------------------------------------------------------------------------------------------
                                                              (70,499)      (15,357)      (11,797)
--------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
    Increase in advances from related
        parties                                                    --            --         6,400
    Deposit on shares                                         (72,070)       72,070            --
    Issuance of common shares                               1,438,874       395,845       171,781
    Issuance of warrants                                      537,167       797,320       456,850
--------------------------------------------------------------------------------------------------
                                                            1,903,971     1,265,235       635,031
--------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH
    DURING THE YEAR                                          (169,434)       93,847       242,949

CASH, BEGINNING OF YEAR                                       347,785       253,938        10,989
--------------------------------------------------------------------------------------------------

CASH, END OF YEAR                                         $   178,351   $   347,785   $   253,938
==================================================================================================

Supplementary disclosure with respect to consolidated Statements of Cash Flows
    (note 14)


{See accompanying notes.}                                                 Page 5

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

1.    DESCRIPTION OF BUSINESS AND GOING CONCERN

      Astris Energi Inc. (the "Company") designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. The Company is based in Mississauga, Canada.

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

      The Company has expensed $963,897 to date on this project as at December 31, 2004 (2003 - $298,810). Included in revenue is the Company's first sale of an E8 generator in 2004.

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

1.    DESCRIPTION OF BUSINESS AND GOING CONCERN (continued)

      The Company's continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company's research projects and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.


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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

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

      Taxes payable

      Income taxes are recorded  using the liability  method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company's assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

      Use of estimates

      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

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

      Stock based compensation

      The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard was effective January 1, 2002 and requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting. For fiscal years beginning before January 1, 2004, this standard allows the estimated fair value of stock awards granted to employees to be either recognized as a compensation expense, or alternatively, disclosed in the notes to the financial statements, with accompanying disclosure of pro-forma net earnings and earnings per share data as if the estimated fair-value of the stock-based compensation had been recognized in earnings.

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

      Investments

      The Company accounts for its investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investments are initially recorded at cost, and subsequently adjusted to recognize the Company's share of earnings or losses of the investee companies and reduced by dividends received.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

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


      3. PRIOR PERIOD ADJUSTMENTS

      The financial statements of 2002 and prior years have been restated to reflect the following errors identified therein and change in accounting policy, summarized as follows:

                                            A          B          C          D           E           F            Total
      Increase (decrease)
      in deficit as at
      January 1, 2002                      $ 342,899  $      --  $  12,000  ($ 12,776)  ($ 31,546)  ($315,287)  $   4,710

      Increase (decrease)
      in loss for the year
      ended December
      31, 2002                                83,354         --         --         --          --          --      83,354
      -------------------------------------------------------------------------------------------------------------------

      Increase (decrease)
      in deficit as at
      January 1, 2003                      $ 426,253  $      --  $  12,000  ($ 12,776)  ($ 31,546)  ($315,287)  $  78,644
      ===================================================================================================================

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

3.    PRIOR PERIOD ADJUSTMENTS (continued)

      F) The Company had recorded a liability in 1995 but at the time of recording the amount it did not have the characteristics of a liability. As a result of correcting this accounting error, there was a decrease in deficit and a decrease in advances from related parties as at January 1, 2002 of $315,287.


4.    PROPERTY, PLANT AND EQUIPMENT

                                                                                   2004
                                                                     2004           Net
                                                       2004       Accumulated      Book
                                                       Cost      Amortization      Value

      Office furniture and equipment               $     54,226  $     23,277  $     30,949
      Leasehold improvements                             10,939         5,442         5,497
                                                   ------------  ------------  ------------

                                                   $     65,165  $     28,719  $     36,446
                                                   ============  ============  ============

                                                                                   2003
                                                                     2003           Net
                                                       2003       Accumulated      Book
                                                       Cost      Amortization      Value
      Furniture, fixtures and equipment            $     37,419  $     11,980  $     25,439
      Leasehold improvements                             10,939         3,254         7,685
                                                   ------------  ------------  ------------

                                                   $     48,358  $     15,234  $     33,124
                                                   ============  ============  ============

                                                                                   2002
                                                                     2002           Net
                                                       2002       Accumulated      Book
                                                       Cost      Amortization      Value
      Furniture, fixtures and equipment            $     25,800  $      5,823  $     19,977
      Leasehold improvements                              7,200         1,440         5,760
                                                   ------------  ------------  ------------

                                                   $     33,000  $      7,263  $     25,737
                                                   ============  ============  ============

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

5.    RELATED PARTY TRANSACTIONS AND BALANCES

      The Company, in the course of its regular business activities, has routine transactions with affiliates. These transactions are recorded at the exchange amount.

      Advances from related parties at December 31, are summarized as follows:

                                              2004      2003      2002
                                            --------  --------  --------

      Advances from directors               $     --  $     --  $ 20,400
      Debenture due to shareholders               --   100,000   100,000
                                            --------  --------  --------

                                            $     --  $100,000  $120,400
                                            ========  ========  ========

      Debenture due to shareholders

      The debenture due to shareholders was secured by a fixed and floating charge on all of the assets and business of Astris Inc. and bore interest at 12% per annum. During the year the debenture and interest accrued was completely paid to the shareholders by the issuance of 260,175 common shares. The shareholders released the security on the liability.

      Astris s.r.o ("s.r.o.")

      The Company has a 30% ownership interest in s.r.o., a Czech company, in which the remaining 70% is owned by a company controlled by a director, officer and shareholder. The Company's 30% interest in losses of s.r.o. has been applied to its investment. As the Company's share of losses is in excess of the original investment, the investment was written down to nil in 1996.

      The Company has not recorded any further share of the losses of s.r.o. over and above the original investment as the Company has not guaranteed the obligations of s.r.o.

      The following summarizes the cumulative unrecognized losses of s.r.o. as a result of this treatment:

                                                     2004       2003       2002
                                                 --------   --------   --------

      Unrecognized income during the year        $ 22,992   $  6,924   $  6,331
      Unrecognized cumulative profits (losses)   ($ 1,648)  ($24,640)  ($31,564)

      The  Company   regularly   subcontracts   portions  of  its  research  and
      development activities to s.r.o. In addition, the Company sells its products to s.r.o., as required.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

5     RELATED PARTY TRANSACTIONS AND BALANCES (continued)

      As at December 31:                                    2004      2003      2002
                                                          --------  --------  --------
      Balance of funds paid included in prepaid
          expenses and deposits                           $     --  $ 30,000  $146,074
      Included in payables and accruals                   $    588  $137,480  $123,919

      Year ended December 31:

      Total funds advanced                                $700,000  $416,000  $ 23,000
      Sales                                               $     --  $ 45,901  $140,575
      Purchases included in research and development      $563,108  $729,800  $ 89,159

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
      Officer and shareholder                  $ 93,455       (2003 - $ 10,279;     2002 - $nil)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

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

6.    INCOME TAXES

      The Company has tax non-capital loss carryforwards of approximately $5,449,000. If unused, the tax losses will expire as follows:

                         2005                $       6,000
                         2006                       61,000
                         2007                      188,000
                         2008                      294,000
                         2009                      323,000
                         2010                    1,734,000
                         2014                    2,843,000

      In  addition,  the  Company  has  undeductible   scientific  research  and
      development expenditures amounting to $1,520,417, which have no expiry.

      Investment tax credits recorded during the year as a reduction of expenses aggregated to $203,626 (2003 - $172,959).

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

6.    INCOME TAXES (continued)

      The Company's computation of income tax recovery is as follows:

                                                                         2004           2003           2002
                                                                     -----------    -----------    -----------
      Loss before income taxes                                       ($3,462,257)   ($2,206,969)   ($  743,472)
      Statutory income tax rate                                            36.12%         35.12%         33.62%
                                                                     -----------    -----------    -----------
      Income tax recovery at statutory rate                           (1,250,567)      (775,088)      (287,129)
      Non-deductible expenses                                            125,285        114,832         33,742
      Effect of income tax rate changes on future
          income taxes                                                        --         59,360         19,547
      Change in valuation allowance and other items                    1,125,282        600,896        233,840
                                                                     -----------    -----------    -----------

      Income tax expense                                             $        --    $        --    $        --
                                                                     -----------    -----------    -----------

      Components of the Company's net future income tax assets are:

      Non capital losses ($5,449,000 X 0.3612)                       $ 1,968,179    $   982,658    $   354,532
      Scientific research and development expense
          ($1,520,417 X 0.3612)                                          549,175        273,234        300,464
      Valuation allowance                                             (2,517,354)    (1,255,892)      (654,996)
                                                                     -----------    -----------    -----------

      Net future income tax asset                                    $        --    $        --    $        --
                                                                     -----------    -----------    -----------


7.    SHARE CAPITAL AND CONTRIBUTED SURPLUS

      a)    Share capital

            Share capital consists of the following:

            Authorized (see note below)
               Unlimited common shares
               10,000,000 preferred shares

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

6.    SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

            Issued and outstanding

                                         2004                       2003                  2002
                                    Common Shares               Common Shares          Common Shares
      Issued at January 1          19,230,425  $3,343,853  16,106,403  $2,525,239  12,936,178  $1,979,201
      ---------------------------------------------------------------------------------------------------

      Issued during year
      -in exchange for
       consulting and
       professional fees
       and expenses from
       non-related parties          1,728,872     890,096     209,082     136,122     506,050     166,801

      -in exchange for
       consulting fees and
       expenses from
       related parties                586,592     332,360     412,825     266,247     657,925     207,456

      -In repayment of
       advance from
       directors                      293,751     128,000      45,500      20,400          --          --

      -for cash                     4,476,911   1,532,765   2,456,615     395,845   2,006,250     171,781
      ---------------------------------------------------------------------------------------------------

                                    7,086,126   2,883,221   3,124,022     818,614   3,170,225     546,038
      ---------------------------------------------------------------------------------------------------
       Balance as at
        December 31                26,316,551  $6,227,074  19,230,425  $3,343,853  16,106,403  $2,525,239
      ===================================================================================================

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

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

      At the Company's Annual Meeting held on October 22, 2004, an amendment was passed increasing the authorized capital of the corporation to an unlimited number of common shares.

      No preferred shares have been issued.

      b) Common stock issued to settle obligations of the Company to Directors, Officers and Former Director of the Company

      In 2002, the Company issued 657,925 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company.

                                                 $ Value of
     Name                Date    # of Shares       Shares                Services Performed
Macnor Corp           27-Mar-02     164,125      52,520.00      Professional Services  MC250
                                                                Company controlled by Director & Officer
                      02-Jul-02      98,775      30,000.00
                      18-Oct-02      37,800      12,000.00
               Total                300,700      94,520.00
G. Emerson            27-Mar-02      42,750      14,000.00      Consulting - Administration
                      02-Jul-02      74,000       2,484.00       Director
                      18-Oct-02      23,625       7,500.00
               Total                140,375      43,984.00
D Blenkarn            27-Mar-02      77,800      24,905.93      Former Director, Expense Recovery
               Total                 77,800      24,905.93
G. Crawford           27-Mar-02      25,750       8,242.62      Director, Expense Recovery
               Total                 25,750       8,242.62
J. Nor                27-Mar-02      51,800      16,573.77      Director & Officer, Expense Recovery
               Total                 51,800      16,573.77
Fortius               18-Oct-02      60,500      19,230.00      Financing Consulting
               Total                 60,500      19,230.00      Company controlled by Director & Officer


ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

      In 2003, the Company issued 412,825 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company.

                                                 $ Value of
      Name              Date     # of Shares       Shares              Services Performed
Macnor Corp           10-Jan-03     26,775       12,000.00      Professional Services  MC250
                      08-May-03     14,640       12,000.00      Company controlled by Director & Officer
                      16-Jul-03     18,200       13,000.00
                      28-Oct-03     20,200       15,000.00
               Total                79,815       52,000.00
G. Emerson            10-Jan-03     76,620       35,245.20      Consulting/Administration
                      10-Jan-03     23,190       10,654.62      Director
                      08-May-03     49,015       40,190.00
                      08-May-03      9,145        7,500.00
                      16-Jul-03     10,500        7,500.00
                      11-Aug-03      2,100        1,489.67
                      11-Aug-03     17,650       12,500.00
               Total               188,220      115,079.49
D. Ramm               28-Oct-03      3,500        2,604.16      Managing Director
               Total                3,500
Fortius               10-Jan-03     20,600        9,231.00      Financing Consulting
                      08-May-03     30,490       25,000.00      Company controlled by Director & Officer
                      16-Jul-03     35,000       25,000.00
                      28-Oct-03     20,20        15,000.00
                      16-Dec-03     35,000       22,332.00
               Total               141,290       96,563.00


ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

      In 2004, the Company issued 880,343 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company.

                                               $ Value of
      Name              Date      # of Shares    Shares          Services Performed
Macnor Corp               Q4-03      17,565    15,000.00   Professional Services MC250
                          Q1         50,986    36,455.00   Company controlled by Director & Officer
                          Q2         92,855    39,000.00
                          Oct. 6     42,430    27,000.00
                          Dec. 10    62,427    27,000.00
                    Total           266,263   144,455.00
G. Emerson                Q4-03      34,820    29,735.00   Consulting - Administration
                          Q1         35,985    25,729.00   Director
                          Q2            420       175.00
                          Oct. 6     13,650     8,678.76
                          Dec. 10    33,157    17,125.29
                    Total           118,032    81,443.05
D. Ramm                   Q4-03       9,515     8,125.00   Managing Director
                          Q1         11,365     8,125.00
                          Q2         19,345     8,125.00
                          Oct. 6     12,770     8,125.00
                          Dec.10      4,450     1,922.04
                    Total            57,445    34,422.04
Fortius                   Q4-03      17,565    15,000.00   Financing Consulting
                          Q1              0           --   Company controlled by Director & Officer
                          Q2         29,765    12,500.00
                          Oct. 6     19,650    12,500.00
                          Dec.10     28,900    12,500.00
                    Total            95,880    52,500.00
J. Nor                                                     Director & Officer - Expense Recovery
                                      6,715     4,800.00
                                      6,715     4,800.00
                                    104,070    41,600.00
                    Total           117,500   $51,200.00
G. Crawford               Q4-03       3,358     4,435.00   Director - Expense Recovery
                                      5,195     2,400.00
                                      3,358     2,400.00
                          Q2          2,145       900.00
                          Oct. 6     22,315    14,900.00
                                     52,035    20,800.00
                          Dec. 10     1,387       600.00
                    Total            89,793    45,735.00
D. Blenkarn                           6,715     4,800.00   Former Director - Expense Recovery
                                      6,715     4,800.00
                                    104,070    41,600.00
                    Total           117,500    51,200.00
A. Laudenslager                      17,930    11,404.88   Director - Expense Recovery
                    Total            17,930    11,404.88

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

      c)    Contributed surplus consists of the following:

                                                      2004         2003        2002
                                                   ----------   ----------   ----------
        Contributed surplus, beginning of year     $2,048,342   $  931,582   $  391,378
        Consulting and professional fees paid in
            options to non-employees                  192,481      131,063       83,354
        Stock based compensation to employees         140,892      188,377           --
        Proceeds on issuance of warrants                6,110           --           --
        Issuance of warrants                          628,822      797,320      456,850
                                                   ----------   ----------   ----------

        Contributed surplus, end of year           $3,016,647   $2,048,342   $  931,582
                                                   ==========   ==========   ==========

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================


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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

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

            On October 22, 2004, the Board of Directors passed a resolution authorizing an amendment increasing the maximum number of common shares for issuance under the Company's Stock Option Plan to 5,100,000.

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

            For the three months ended December 31, 2004, stock options were granted as follows under the Company's Stock Option Plan:

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

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

                                                                     Weighted
                                                                     Average
                                                  Options For        Exercise
                                                 Common Shares      Price U.S.$

      Balance, December 31, 2001                     2,400,000          0.33

      Options granted in 2002                        1,725,000          0.23
      Options exercised in 2002                             --            --
      Options forfeited in 2002                       (500,000)         0.20
                                                --------------    ----------

      Balance, December 31, 2002                     3,625,000          0.30

      Options granted in 2003                          580,000          0.52
      Options exercised in 2003                       (600,000)         0.22
      Options terminated in 2003                      (250,000)         0.40
                                                --------------    ----------

      Balance, December 31, 2003                     3,335,000          0.34

      Options granted in 2004                          903,840          0.36
      Options exercised in 2004                     (1,002,500)         0.29
      Options forfeited or terminated in 2004         (312,500)         0.44
                                                --------------    ----------

      Balance, December 31, 2004                     2,943,840          0.35
                                                ==============    ==========

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

7.    SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

                                                             Weighted
                                                             Average
                                          Options For        Exercise
                                         Common Shares     Price U.S.$
                                         --------------   ------------

      Exercisable at December 31, 2002        2,400,000           0.32
      Exercisable at December 31, 2003        2,775,000           0.30
      Exercisable at December 31, 2004        2,343,840           0.35


       The following table summarizes information about the Company's stock options outstanding as at December 31, 2004:

                        Weighted
                          Number           Average       Weighted        Number         Weighted
       Exercise       Outstanding at      Remaining       Average     Exercisable        Average
        Price          December 31,      Contractual    Share Price   December 31,     Share Price
        U.S.$             2004          Life in Years      U.S.$          2004             U.S.$
      0.17 - 0.25      1,160,000           1.99            0.22         1,160,000           0.22
      0.26 - 0.50      1,453,840           3.95            0.41           853,840           0.45
      0.51 - 0.63        330,000           1.92            0.54           330,000           0.54
                       ---------                                        ---------           ----
                       2,943,840                                        2,343,840
                       =========                                        =========

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

Opening Balance as at December 31, 2001 - 275,000 Warrants

     1,937,500 warrants were issued in 2002 to third parties as follows:

Recipient                        Issue Date   Expiry Dt.     # Warrants    Exercise Price
Schloo Family Trust              08/02/2002   08/02/2005        125,000       US$ 0.50
Kevin Thomas Little              24/04/2002   24/04/2005         12,500       US$ 0.50
Anthony Durkacz (Director)       24/04/2002   24/04/2005        112,500       US$ 0.50
Wintser Investments Ltd.         14/06/2002   14/06/2007        487,500       US$ 0.50
Shelley Blechman                 17/07/2002   17/07/2007        100,000       US$ 0.50
661399 Ontario Inc.              01/11/2002   01/11/2007         50,000       US$ 0.50
Wintser Investments Ltd.         21/11/2002   21/11/2005        100,000       US$ 0.50
661399 Ontario Inc.              30/11/2002   30/11/2007        450,000       US$ 0.50
661399 Ontario Inc.              30/11/2002   30/11/2005        175,000       US$ 0.50
661399 Ontario Inc.              31/12/2002   31/12/2005        325,000       US$ 0.50

     2,750,744 warrants were issued in 2003 to third parties as follows:

Recipient                        Issue Date   Expiry Dt.     # Warrants   Exercise Price
The Taylor Made Mgmt Corp        08/05/2003   20/02/2006        625,000       US$ 0.50
PSSI Paralegal Support Svcs      30/07/2003   30/07/2004        500,000        Expired
PSSI Paralegal Support Svcs      30/07/2003   30/07/2006        500,000       US$ 1.00
Dympna Carroll                   12/09/2003   12/09/2006        384,615       US$ 0.85
Donal Carrol                     25/09/2003   25/09/2006        169,500       US$ 1.00
The Taylor Made Mgmt Corp-A      29/12/2003   29/12/2004         50,000        Expired
The Taylor Made Mgmt Corp-B      29/12/2003   29/12/2006        282,100       US$ 1.00
PSSI Paralegal Support Svcs      30/12/2003   21/01/2007        239,529       US$ 1.00

     4,386,232 warrants were issued in 2004 to third parties as follows:
     825,000 warrants expired in 2004 (550K issued in 2003 & 275K issued in 2001)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

Recipient                        Issue Date   Expiry Dt.     # Warrants   Exercise Price
The Taylor Made Mgmt Corp-A      31/03/2004   01/10/2005        651,450       US$ 0.80
The Taylor Made Mgmt Corp-B      31/03/2004   01/10/2005        651,450       US$ 1.00
PSSI Paralegal Support Svcs      26/03/2004   26/03/2007        236,035       US$ 1.00
The Taylor Made Mgmt Corp-A      31/03/2004   01/10/2005        104,500       US$ 0.80
The Taylor Made Mgmt Corp-B      31/03/2004   01/04/2007        104,500       US$ 1.00
The Taylor Made Mgmt Corp-A      30/06/2004   30/06/2007         79,630       US$ 0.80
Michael Wright                   27/07/2004   31/12/2005        200,000       US$ 0.50
Alternate Energy Corp.           27/07/2004   31/12/2005      1,000,000       US$ 0.50
Donal Carrol                     27/07/2004   31/12/2005        140,000       US$ 0.50
Phillip Patterson                27/07/2004   31/12/2005         10,000       US$ 0.50
The Taylor Made Mgmt Corp-A      27/07/2004   31/12/2005        344,167       US$ 0.50
Belcor Development Corpn         01/10/2004   30/09/2007         88,900       US$ 0.90
Belcor Development Trust         01/10/2004   30/09/2007         88,900       US$ 0.90

Phillip Patterson                08/10/2004   30/09/2007         20,000       US$ 0.90
Belcor Development Corpn         03/12/2004   03/12/2007        166,700       US$ 0.60
Liikfam Holdings Inc.            09/12/2004   09/12/2007        500,000       US$ 0.37

     Closing Balance as at December 31, 2004 = 8,524,476 Warrants

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

      g) Changes in Shareholders' Equity for the fiscal years ended 31 December 2002, 2003 and 2004

                                                                                                Total
                                         Common Shares           Contributed      Deficit    Shareholders'
                                     Number        Amount          Surplus                      Equity
   Balance at December 31,
          2001, restated          12,936,178    $  1,979,201    $   391,378   $(2,577,729)   $   (207,150)
    Shares issued for Cash         2,006,250    $    628,631                                 $    628,631
Consulting & professional
  fees paid in options to
  non-employees                                                 $    83,354                  $     83,354
Issuance of Warrants            $   (456,850)   $    456,850                  $        --
Consulting, professional
  fees and expenses
  from non-related parties           506,050    $    166,801                                 $    166,801
Consulting fees and
  expenses  from related
  parties                            657,925    $    207,456                                 $    207,456
Net Loss                                                                      $  (620,654)   $   (620,654)
Deferred Costs written off                                                    $  (122,818)   $   (122,818)
Balance at December 31,
  2002, restated                  16,106,403    $  2,525,239    $   931,582   $(3,321,201)   $    135,620
Shares issued for Cash             2,456,615    $  1,193,165                                 $  1,193,165
Consulting & professional
  fees paid in options to
  non-employees                                                 $   131,063                  $    131,063

Issuance of Warrants                            $   (797,320)   $   797,320                  $         --
Stock based compensation
  to employees                                                  $   188,377                  $    188,377
Consulting, professional
  fees and expenses
  from non-related parties           209,082    $    136,122                                 $    136,122
Repayment of advances from
  directors                           45,500    $     20,400                                 $     20,400
Consulting fees and
  expenses  from
  related parties                    412,825    $    266,247                                 $    266,247
Net Loss                                                                      $(2,206,969)   $ (2,206,969)
Balance at December 31,
 2003                             19,230,425    $  3,343,853    $ 2,048,342   $(5,528,170)   $   (135,975)
Shares issued for Cash             4,476,911    $  2,161,587                                 $  2,161,587
Consulting & professional
  fees paid in options to
  non-employees                                                 $   192,481                  $    192,481
Stock based compensation
  to employees                                                  $   140,892                  $    140,892
Issuance of Warrants                            $  (628,822)    $   628,822                  $         --
Proceeds on issuance of
  warrants                                                      $     6,110                  $      6,110
Consulting, professional
  fees and expenses
  from non-related parties         1,728,872    $    890,096                                 $    890,096
Repayment of debenture &
  accrued interest from
  directors                          293,751    $    128,000                                 $    128,000
Consulting fees and
  expenses  from
  related parties                    586,592    $    332,360                                 $    332,360
Net Loss                                                                      $(3,462,257)   $ (3,462,257)
Balance at December 31,
 2004                             26,316,551       6,227,074      3,016,647    (8,990,427)        253,294

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

8.    CONSOLIDATED STATEMENTS OF CASH FLOWS

      The net change in non-cash operating working capital balances related to operations consists of the following:

                                                         2004         2003         2002
                                                         ----         ----         ----

      Decrease (increase) in receivables              ($  2,544)   $  29,440    $   7,123
      Decrease (increase in prepaid expenses             27,088      112,571     (148,727)
      Decrease (increase) in investment tax credits
          refundable                                   (199,586)     216,608     (216,608)
      Increase (decrease) in payables and accruals     (143,303)     (10,913)     149,568
      Increase (decrease) in goods and services
          Tax payable                                   (11,269)     (26,547)     (12,614)
                                                      ---------    ---------    ---------

                                                      ($329,614)   $ 321,159    ($221,258)
                                                      =========    =========    =========


9.    SEGMENTED FINANCIAL INFORMATION

      The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. Substantially all of the Company's long lived assets are located in Canada. Revenue is derived primarily from the sale of goods and services to customers located as follows:

                                         2004      2003         2002
                                         ----      ----         ----

      Canada                           $ 7,508   $  7,008   $    591
      Czech Republic                     4,310     45,901    140,575
      Rest of the World                 76,980     14,961     39,002
                                       -------   --------   --------

                                       $88,798   $ 67,870   $180,168
                                       =======   ========   ========

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

10.   COMMITMENTS

      The Company has operating leases for office and laboratory space. The minimum annual lease payments under the terms of the existing leases are $33,800 to October 31, 2005, plus proportionate share of common costs.


11.   COMPARATIVE FIGURES

      Certain comparative figures have been reclassified to conform to the current year's presentation.


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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

      Current assets                             $   150,041
      Property, plant and equipment                  570,564
      Technology                                   1,520,847
                                                 -----------

      Total assets acquired                        2,241,452
      Less:  Current liabilities assumed             (32,452)
                                                 -----------

      Net assets acquired                        $ 2,209,000
                                                 ===========

       Had the Company and Astris s.r.o. been consolidated for the year ended December 31, 2004, the pro-forma financial statements would have shown the following:

           Pro-Forma Consolidated Balance Sheet as at December 31, 2004

      Assets
          Current                                $   569,028
          Property and equipment                     607,010
          Technology                               1,500,000
           Goodwill                                   20,847
                                                 -----------

                                                 $ 2,696,885
                                                 ===========


      Liabilities
          Current                                $   288,283
                                                 -----------

      Shareholders' Equity
          Share capital                            8,182,074
          Contributed surplus                      3,270,647
          Deficit                                 (9,044,119)
                                                 -----------

                                                   2,408,602
                                                 -----------
                                                 $ 2,696,885
                                                 -----------

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

      Pro-Forma Consolidated Statement of Loss for the Year Ended December 31, 2004

      Revenue                                    $   122,974
                                                 -----------

      Expenses
          Research and Development                   716,801
          General and administrative               2,432,973
          Interest expense                             7,000
          Professional fees                          243,076
          Amortization                               153,166

                                                   3,553,016
                                                 -----------
      Net loss for the year                      ($3,430,042)
                                                 ===========


13.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

      This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

      The consolidated financial statements of the Company for the years ended December 31, 2004, 2003 and 2002 have been prepared in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP"). In the following respects, generally accepted accounting principles as applied in the United States ("US GAAP") differ from those applied in Canada.

      There would be no adjustments needed to arrive at net loss for the years ended December 31, 2004, 2003 and 2002 if US GAAP were employed. Similarly, there would be no adjustments needed to arrive at shareholders' equity as at December 31, 2004, 2003 and 2002 if US GAAP were employed.

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

      Accounting for future (deferred) income taxes

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)
================================================================================

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

      Property, plant and equipment

      There is a difference between U.S. GAAP and Canadian GAAP for property, plant and equipment with respect to terminology. Under U.S. GAAP, property, plant and equipment is called "fixed assets".

      Contributed surplus

      There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology. Under U.S. GAAP, contributed surplus is called "additional paid in capital".

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

14.   SUPPLEMENTARY  DISCLOSURE WITH RESPECT TO CONSOLIDATED  STATEMENTS OF CASH
      FLOWS

      Interest paid in 2002 was $15,000.
      Investment  Tax  Credits  recovered  were  $388,499 in 2003 and $5,820 in
      2004.
      In 2004, the principal owing of $100,000 on the Debenture from the Directors was repaid through the issuance of shares and therefore is not considered a cash financing activity. See Note 5.