Form 20-F/A
period 2004-12-31
ASTRIS ENERGI INC
filed 2005-11-17
CIK 1022518

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

	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2001	2000
			(RESTATED)	(RESTATED)	(RESTATED)

Revenue	$88,798	$67,870	$180,168	$35,104	$22,824

Net Loss from Operations	(3,462,257)	(2,206,969)	(620,654)	(743,644)	(412,228)

Net Loss	(3,462,257)	(2,206,969)	(743,472)	(705,555)	(35,580)

Basic and Diluted Loss per Share	(0.16)	(0.12)	(0.05)	(0.06)	(0.00)

Total Assets	509,124	435,235	676,500	190,376	281,705

Net Assets	253,294	(135,975)	135,620	(207,150)	(249,870)

Long Term Obligations	—	100,000	120,400	114,000	114,000

Share Capital	6,227,074	3,343,853	2,525,239	1,979,201	1,397,923

Number of Shares	26,316,551	19,230,425	16,106,403	12,936,178	11,733,743

Cash Dividends	—	—	—	—	—

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

     The company continues to demonstrate the world's first alkaline fuel cell-powered golf car fueled by hydrogen.  To realize the full potential of these markets, Astris intends to partner with or license to major manufacturers in each field.

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

In Astris’ facilities, we comply with the NFPA 55 (National Fire Protection Association - U.S.) standard for handling gases (hydrogen). No part of this standard pertains to usage of hydrogen in the quantities used in Astris’ fuel cell products.

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

KOH- potassium hydroxide

CO- carbon monoxide

pH- measure of acidity/alkalinity. pH=7 denotes a neutral solution; pH less than seven denotes acidic solutions, pH greater than seven denotes basic (alkaline) solutions

THE COMPANY'S PRODUCTS

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

     The Company has unregistered trademarks on some of its products, including LABCELL™ LC50, LABCELL™ LC200, QUICKCELL™ QC200, POWERSTACK™ MC250 and TESTMASTER™.

The Company has copyright protection on its TL5 Testload and TESTMASTER™ software.

The alkaline fuel cell electrode technology which has been developed by the Company’s affiliate, Astris s.r.o., is solely owned by Astris s.r.o. No other party has rights to the electrode technology developed by Astris s.r.o. The Company, which had 30% beneficial ownership of Astris s.r.o. prior to the acquisition subsequent to year end, has full ownership of Astris s.r.o and its technology. Revenues attributable to products that rely on the electrode technology of Astris s.r.o. were $84,011 in 2004, $35,191 in 2003 and $39,900 in 2002.

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

As with most technology companies, Astris needs to conserve as much cash as practical while maintaining its operations for the core R&D work. It does have a need for other functions such as raising financing, office expenses, rent, legal and audit fees, investor relations etc. As noted in our Statement of Cash Flow, we use equity to pay non related parties who bring financial expertise, consulting and certain professional fees. The company uses cash to pay its engineers, which are the heart of the company’s research and development activities; also its daily administrative staff such as the administrative assistants and the bookkeeper; also certain operating expenses for which shares are not usually accepted such as rent, office supplies, travel, etc.

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

In May 2004, a value-added reseller agreement was signed between the two companies.  AEC will act as a value-added reseller for Astris generators. All products that include any part of Astris technology will be appropriately identified with Astris logos or trademarks.  Astris will provide necessary publicity material and training to AEC representatives as required.  In the event any intellectual property is created as a result of this agreement, the property created with respect to Astris generator will be owned by Astris and property created with respect to AEC hydrogen generator will be owned by AEC. Any other intellectual property will be the owned by the creator. In December 2004, the Company sold the first E8 generator to AEC under the terms of the reseller agreement. The agreement is on a non-exclusive basis and has an initial term of 1 year with the option for extension for 1 additional year unless terminated upon 30-day written notification by either party.

In May 2004, the Company approved the blueprint for its manufacturing facility to produce the POWERSTACK™ MC250 and E8 generator on a pilot production basis. The production line was completed in October 2004 in the Czech Republic and trial runs have been ongoing to perfect the product.

On October 19, 2004, the company announced that it signed a Cooperation Agreement with Italy’s Electronic Machining s.r.l. (El.Ma.). El.Ma. is a privately held company with offices and technical development facilities in Rovereto, Trento, Italy. El.Ma. has particular interest in the development of alkaline fuel cells for stationary and distributed generation of electrical power. Their fuel cell and hydrogen usage R&D is funded by the Provincia Autonoma di Trento, which is committed to the development of these technologies with an eye to early market opportunities in Europe. As well, El.Ma. specializes in research and advancement of manufacturing processes, an expertise applicable to Astris’ current AFC production line initiative. Under the terms of the agreement, Astris will licence the use of its AFC technology and market its products and consulting services to El.Ma. All goods and services provided by Astris will be purchased by El.Ma. El.Ma will apply its research and manufacturing expertise to the development of Astris technology in the areas of production. Any intellectual property resulting from the execution of the agreement will be owned exclusively by Astris. The agreement has an initial term of 3 years, extension upon mutual consent. Either party can terminate upon 60-day written notification to the other party. Astris may terminate immediately if El.Ma is in breach of the agreement and does not remedy within 15-days.
Compensation in the amount of 50,000 stock options in the Company is due to Energie Rinnovabili Italia srl for assisting in co-ordinating the agreement with El.ma.

Subsequent to year end the Company announced that it has signed a non-exclusive Teaming Agreement with Plasma Environmental Technologies Inc. (PET) (TSXV: PE) of Burlington, Ontario for the development of a real-world installation utilizing PET’s hydrogen-producing waste processing system and Astris’ AFC technology. There was no compensation paid to any party for this agreement. The agreement has an initial term of 5 years with the potential for an additional 5 years upon mutual consent. The agreement may be terminated upon 30-day written notification by either party.

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

B.  COMPENSATION

Under the current financial circumstances, executives and directors or their affiliate companies often elect to take all or part of their compensation in the form of restricted common stock. An individual or entity that receives common stock of the Company in lieu of cash is still responsible to pay tax on the income earned in the current fiscal year even though the shares issued are restricted from trading for a minimum of one year or longer. In Canada, the personal income tax rate is higher in most cases than the corporate tax rate. This benefit does not limit the Company’s ability to deduct the compensation in any way.

(1)	Paid in Cash

	2004	2003	2002
Macnor Corp (Note 1)	123,996	103,998	36,000
Fortius Research & Trading (Note 2)	62,500	10,000	—
Total	186,496	113,998	36,000

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

The following table outlines the options and warrants that are outstanding as of April 1, 2005 of the directors and senior management or their affiliates of the Company:

Name	Number of Shares	Exercise Price	Expiry
Jiri Nor	50,000	US$0.505	08/15/05

Jiri Nor	300,000	US$0.24	11/12/06

Macnor Corp.	5,000,000	CDN$1.06	01/27/08

Michael Liik (1)	500,000	US$0.36	12/11/09

Liikfam Holdings Inc. (2)	500,000	US$0.37	12/09/07

Peter Nor	100,000	US$0.36	12/06/09

Anthony Durkacz	112,500	US$0.50	04/24/05

Anthony Durkacz	250,000	US$0.20	07/22/07

H. David Ramm	250,000	US$0.50	09/09/08

Options to M. Liik of 500,000 at $U.S. 0.36 will become vested as follows:

1.	(i) 200,000 upon raising a minimum of $U.S. 1 million in equity (ii) 300,000 upon raising additional minimum of $US 5 million in equity

2.	Warrants to Liikfam Holdings Inc. of 500,000 at $U.S. 0.37 will become vested as follows:

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

E.  SHARE OWNERSHIP.

     The following table lists, as of April 1, 2005, the beneficial share holdings (see (4)) in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

Name	Options, Warrants or Agreements Vested	Directly Owned	Total Owned included Vested Amounts	Percent of Class

Jiri K. Nor (1)	5,350¸000	7,596,884	12¸946¸884	34.82%
Brian Clewes	—	100,390	100¸390	0.27%
Arthur Laudenslager (2)	—	102,430	102¸430	0.28%
Michael Liik	—	0	0	0.00%
Anthony Durkacz (3)	362¸500	279,670	642¸170	1.74%
H. David Ramm	250¸000	60,945	310¸945	0.84%
Peter Nor	100¸000	0	100¸000	0.27%

All Executive Officers and Directors as a group (4)	6,062¸500	8,140,319	14¸202¸819	38.19%

(1)	Includes (i) 117,500 Common Shares held by Jiri K. Nor and (ii) 7,479,384 Common Shares held by Macnor Corp. (iii) 5,000,000 warrants held by Macnor Corp.

(2)	Includes (i) 95,430 Common Shares held by Arthur Laudenslager and (ii) 7,000 Common Shares held by First Energy Advisors.

(3)	Includes (i) 98,100 Common Shares by Anthony Durkacz and (ii) 181,570 Common Shares by Fortius Research and Trading Corp.
(4)
All the individuals included in the table above are beneficial owners as defined in General Instruction F to this form 20-F. Each person in the above table either owns or has the right to acquire the common shares within 60 days by options, warrants or other agreement except for Michael Liik, whose 500,000 options and 500,000 warrants do not begin to vest until a minimum of USD $1 million in financing has been arranged.

ITEM 7.
MAJOR SHAREHOLDERS AND RELATED AND NON-RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

     The following table lists, as of April 1, 2005, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

	Amount and Nature	Percent
Name	of Beneficial Owner	of Class
Jiri K. Nor (1)	12,646,884	34.28%

(1)  Includes (i) 117,500 Common Shares and 50,000 warrants held by Jiri K. Nor and (ii) 7,479,384 Common Shares and 5,000,000 warrants held by Macnor Corp.

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

B.  RELATED PARTY TRANSACTIONS.

(1)	Compensation to related parties

During 2004, the following amounts were expensed as consulting fees to directors and officers:

Macnor Corp.	$166,279	(2003 - $143,331;	2002 - $120,000)
Gordon Emerson, Gerald Crawford, David Ramm, Arthur Laudenslager	$80,875	(2003 - $115,080;	2002 - $80,299)
Fortius Research & Trading	$100,000	(2003 - $100,000;	2002 - $28,461)
Peter Nor	$93,455	(2003 - $ 10,279;	2002 - $nil)

(2)	Liabilities to related parties

Included in payables and accruals as at December 31, 2004 to individual or entity as follows:

$13,826 to Macnor Corp
$17,441 to three directors: Anthony Durkacz $69, Fortius Research & Trading $14,250, Jiri Nor $3,121
$1,043 to an officer: Peter Nor

Peter Nor’s, Jiri Nor’s and Anthony Durkacz’s liabilities represent their December 2004 expenses which were paid for personally and for which the Company will reimburse after year end. Macnor’s and Fortius’ liabilities are the cash portion of their consulting fees due to them as at December 31, 2004.

(3) Transactions with 30% owned affiliate Astris sro:

The Company has a 30% ownership interest in s.r.o., a Czech company, in which the remaining 70% is owned by Macnor Corp., a company controlled by Jiri Nor.  The Company’s 30% interest in losses of s.r.o. has been applied to its investment.  As the Company’s share of losses is in excess of the original investment, the investment was written down to nil in 1996.

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

As at December 31:	2004	2003	2002

Balance of funds paid included in prepaid expenses and deposits	$—	$30,000	$146,074
Included in payables and accruals	588	137,480	123,919

Year ended December 31:

Total funds advanced	700,000	416,000	23,000
Sales	—	45,901	140,575
Purchases included in subcontract	$563,108	$151,001	$89,159

The large amount of funds advanced to sro in 2003 and 2004 were for operating expenses, the purchase of land and a building as well as equipment for the new electrode production facility.

Subsequent to the acquisition of Astris s.r.o., any funds advanced to Astris s.r.o. and any trade receivables and payables will be eliminated on consolidation.

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

On May 26, 2003 the Board of Directors approved a compensation package whereby he would receive commission on funds raised through First Energy Advisors. The commission schedule was as follows: 5% paid on the first $1 million, 4% on the second $1 million, 3% on the third $1 million, 2% on the fourth million and 1% on all money raised afterward. During the year, the following amounts were paid to Mr. Emerson: $51,140(2003 - $29,735). He was not re-appointed as a director at a shareholder meeting held on October 22, 2004. At a Board Meeting subsequent to the year-end, the Board terminated this compensation package.

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

(7) Debenture Transaction with Directors and Advances from Related Parties

At year end December 31, 2003, the Company owed CDN$100,000 in principal and CDN$21,000 of accrued interest to Mr. Blenkarn, a Former Director (CDN$8,400), Mr. Crawford (CDN$4,200) and Mr. Nor (CDN$8,400), as payment for advances made by them to the Company under the terms of a debenture, dated September 30, 1996. The amount owed was secured and bore interest at twelve percent (12%) per annum. Mr. Blenkarn, Mr. Crawford and Mr. Nor agreed that they would not demand repayment of the principal and interest until after January 1, 2005. The amount owed was collateralized by a lien on all of the assets and business of Astris Inc. On August 4, 2004, the debenture and all accrued interest was repaid in full by the issuance of 260,175 common shares of the Company. The shareholders released the security on the liability. During 2004, the following amounts were expensed as interest to these shareholders:

J. Nor	$2,800	(2003 - $4,800,	2002 - $4,800)
D. Blenkarn	$2,800	(2003 - $4,800,	2002 - $4,800)
G. Crawford	$1,400	(2003 - $2,400,	2002 - $2,400)

Advances from related parties at December 31, are summarized as follows:

	2004	2003	2002

Advances from directors	$—	$—	$20,400
Debenture due to shareholders	—	100,000	100,000

	$—	$100,000	$120,400

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

9 & 10.LAW

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

 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in the Company's internal controls over financial reporting that has materially affected or that are reasonably likely to materially affect the Company's internal controls over financial reporting during the period covered by this Annual Report.  We maintain evidential matter, including documentation, to provide reasonable support for management’s assessment of the effectiveness of the issuer’s internal control over financial reporting. As more fully described in Note 3 to the audited consolidated financial statements included in Item 17 of this Annual Report, during our preparation and analysis of our 2003 consolidated financial statements, certain errors to our previously reported financial information were identified and corrected. These items related to new accounting standards not being adopted on a timely basis and misinterpretation of certain circumstances related to contingent liabilities and consolidation accounting.  These corrections required restatement of previously issued consolidated financial statements for 2002 and 2001.

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

10.11* Value Added Reseller Agreement with Alternate Energy Corp., dated May 14, 2004.

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

23.1* AUDITORS’ CONSENTS

31.1 and 31.2 302 CERTIFICATION

32.1 SECTION 906 CERTIFICATION

99* CODE OF ETHICS

99.1* WHISTLEBLOWER POLICY

* Previously filed. Otherwise all other exhibits filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASTRIS ENERGI INC.

Date: November 14, 2005	By:	/s/ Jiri K. Nor

President and Chief Executive Officer

Attachment A

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004

ASTRIS ENERGI INC.

INDEX

December 31, 2004

PAGE
AUDITORS' REPORT - DECEMBER 31, 2004 AND DECEMBER 31, 2003	1

AUDITOR'S REPORT - DECEMBER 31, 2002	2

FINANCIAL STATEMENTS

Consolidated Balance Sheets - Statement I	3

Consolidated Statements of Loss and Deficit - Statement II	4

Consolidated Statements of Cash Flows - Statement III	5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	6 - 38

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

Statement I
ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Balance Sheets
As at December 31, 2004
(Canadian Dollars)

	2004	2003	2002
			Restated
			(Note 3)
ASSETS
CURRENT
Cash	$178,351	$347,785	$253,938
Receivables	3,544	1,000	30,440
Prepaid expenses and deposits (note 5)	10,118	37,206	149,777
Investment tax credits refundable	199,586	—	216,608
Goods and services tax receivable	27,387	16,120	—
Other assets	53,692	—	—

	472,678	402,111	650,763
Property, plant and equipment (note 4)	36,446	33,124	25,737

	$509,124	$435,235	$676,500

LIABILITIES
CURRENT
Payables and accruals (note 5)	$255,830	$399,140	$420,480
Deposit on shares (note 7)	—	72,070	—

	255,830	471,210	420,480
Advances from related parties (note 5)	—	100,000	120,400
	255,830	571,210	540,880

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (note 7)	6,227,074	3,343,853	2,525,239
CONTRIBUTED SURPLUS (note 7)	3,016,647	2,048,342	931,582
DEFICIT - Statement II	(8,990,427)	(5,528,170)	(3,321,201)
	253,294	(135,975)	135,620

	$509,124	$435,235	$676,500

Description of Business and Going Concern (note 1)
Commitments (note 10)
APPROVED ON BEHALF OF THE BOARD

/s/ Jiri Nor, Director

/s/ Anthony Durkacz, Director

{See accompanying notes.}

Statement II
ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Statements of Loss and Deficit
For the Year Ended December 31, 2004
(Canadian Dollars)

	2004	2003	2002
			Restated
			(Note 3)

REVENUE (note 5)	$88,798	$67,870	$180,168

EXPENSES
Research and development (note 5)	1,343,695	1,229,184	197,488
General and administrative	1,943,799	880,585	332,831
Professional fees	243,076	145,100	254,487
Interest on advance from related parties (note 5)	7,000	12,000	12,000
Amortization	13,485	7,970	4,016

	3,551,055	2,274,839	800,822

LOSS BEFORE THE FOLLOWING	(3,462,257)	(2,206,969)	(620,654)

Deferred costs written off	—	—	(122,818)

LOSS FOR THE YEAR	(3,462,257)	(2,206,969)	(743,472)

DEFICIT, BEGINNING OF YEAR AS PREVIOUSLY REPORTED	(5,528,170)	(3,242,557)	(2,582,439)

Prior period adjustments (note 3)	—	(78,644)	4,710

DEFICIT, BEGINNING OF YEAR AS RESTATED	(5,528,170)	(3,321,201)	(2,577,729)

DEFICIT, END OF YEAR	($8,990,427)	($5,528,170)	($3,321,201)

LOSS PER COMMON SHARE, BASIC AND DILUTED (note 7)	($ 0.16)	($ 0.12)	($ 0.05)

{See accompanying notes.}

Statement III
ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2004
(Canadian Dollars)

	2004	2003	2002
			Restated
			(Note 3)
OPERATING ACTIVITIES
Loss for the year	($3,462,257)	($2,206,969)	($ 743,472)
Items not requiring cash
Amortization	13,485	7,970	4,016
Consulting and professional fees and paid in capital stock to non-related parties	890,097	136,122	166,801
Consulting and professional fees and expenses paid in options to non-employees	227,406	131,063	83,354

Consulting fees and expenses paid in capital stock to related parties	460,360	266,247	207,456
Stock-based compensation to employees	105,962	188,377	—
Warrants issued to directors	91,655	—	—
Deferred costs written off	—	—	122,818
Net change in non-cash working capital balances related to operations (note 8)	(329,614)	321,159	(221,258)
CASH (USED) IN OPERATING ACTIVITIES	(2,002,906)	(1,156,031)	(380,285)
INVESTING ACTIVITIES
Purchase of other assets	(53,692)	—	—
Purchase of property, plant and equipment	(16,807)	(15,357)	(11,797)
	(70,499)	(15,357)	(11,797)
FINANCING ACTIVITIES
Increase in advances from related parties	—	—	6,400
Deposit on shares	(72,070)	72,070	—
Issuance of common shares	1,438,874	395,845	171,781
Issuance of warrants	537,167	797,320	456,850
	1,903,971	1,265,235	635,031

NET INCREASE (DECREASE) IN CASH DURING THE YEAR	(169,434)	93,847	242,949

CASH, BEGINNING OF YEAR	347,785	253,938	10,989

CASH, END OF YEAR	$178,351	$347,785	$253,938

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

3. PRIOR PERIOD ADJUSTMENTS

The financial statements of 2002 and prior years have been restated to reflect the following errors identified therein and change in accounting policy, summarized as follows:

	A	B	C	D	E	F	Total
Increase (decrease) in deficit as at January 1, 2002	$342,899	$—	$12,000	($12,776)	($31,546)	($315,287)	$4,710

Increase (decrease) in loss for the year ended December 31, 2002	83,354	—	—	—	—	—	83,354

Increase (decrease) in deficit as at January 1, 2003	$426,253	$—	$12,000	($12,776)	($31,546)	($315,287)	$78,644

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

Advances from related parties at December 31, are summarized as follows:

	2004	2003	2002

Advances from directors	$—	$—	$20,400
Debenture due to shareholders	—	100,000	100,000

	$—	$100,000	$120,400

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

5  RELATED PARTY TRANSACTIONS AND BALANCES (continued)

As at December 31:	2004	2003	2002

Balance of funds paid included in prepaid expenses and deposits	$—	$30,000	$146,074
Included in payables and accruals	$588	$137,480	$123,919

Year ended December 31:

Total funds advanced	$700,000	$416,000	$23,000
Sales	$—	$45,901	$140,575
Purchases included in research and development	$563,108	$729,800	$89,159

The large amount of funds advanced to sro in 2004 were for operating expenses, the purchase of land and a building as well as equipment for the new electrode production facility.

In addition, payables and accruals as at December 31, 2004 include the following amounts:

$13,826 owing to Macnor Corp. shareholder for consulting
fees (2003 - $24,266; 2002- $55,061);

$17,441, $1,043, and $nil owing to Anthony Durkacz, Fortius Research & Trading, Jiri Nor and Peter Nor for consulting fees or bonuses (2003 - $29,735, $26,750 and $8,125; 2002 - $45,900, $9,231 and $nil);

$nil accrued interest owing to each of Jiri Nor, Don Blenkarn and Gerald Crawford holding the debenture payable (2003 - $8,400, $8,400, $4,200; 2002 - $3,600, $3,600 and $1,800).

During 2004, the following amounts were expensed as consulting fees to directors and officers:

Macnor Corp.	$166,279	(2003 - $143,331;	2002 - $120,000)
Gordon Emerson, Gerald Crawford, David Ramm, Arthur Laudenslager	$80,875	(2003 - $115,080;	2002 - $ 80,299)
Fortius Research & Trading	$100,000	(2003 - $100,000;	2002 - $ 28,461)
Peter Nor	$93,455	(2003 - $ 10,279;	2002 - $nil)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

5. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

During 2004, the following amounts were expensed as interest to shareholders:

Jiri Nor	$2,800	(2003 - $4,800;	2002 - $4,800)
Don Blenkarn	$2,800	(2003 - $4,800;	2002 - $4,800)
Gerald Crawford	$1,400	(2003 - $2,400;	2002 - $2,400)

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

6.	INCOME TAXES (continued)

The Company’s computation of income tax recovery is as follows:

	2004	2003	2002

Loss before income taxes	($3,462,257)	($2,206,969)	($ 743,472)
Statutory income tax rate	36.12%	35.12%	33.62%
Income tax recovery at statutory rate	(1,250,567)	(775,088)	(287,129)
Non-deductible expenses	125,285	114,832	33,742
Effect of income tax rate changes on future income taxes	—	59,360	19,547
Change in valuation allowance and other items	1,125,282	600,896	233,840

Income tax expense	$—	$—	$—

Components of the Company’s net future income tax assets are:

Non capital losses ($5,449,000 X 0.3612)	$1,968,179	$982,658	$354,532
Scientific research and development expense ($1,520,417 X 0.3612)	549,175	273,234	300,464
Valuation allowance	(2,517,354)	(1,255,892)	(654,996)

Net future income tax asset	$—	$—	$—

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a) Share capital

Share capital consists of the following:

Authorized (see note below)
   Unlimited common shares
10,000,000 preferred shares

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Issued and outstanding

	2004		2003		2002
	Common Shares		Common Shares		Common Shares

Issued at January 1	19,230,425	$3,343,853	16,106,403	$2,525,239	12,936,178	$1,979,201

Issued during year
- in exchange for consulting and professional fees and expenses from non-related parties	1,728,872	890,096	209,082	136,122	506,050	166,801

- in exchange for consulting fees and expenses from related parties	586,592	332,360	412,825	266,247	657,925	207,456

- In repayment of advance from directors	293,751	128,000	45,500	20,400	—	—

- for cash	4,476,911	1,532,765	2,456,615	395,845	2,006,250	171,781

	7,086,126	2,883,221	3,124,022	818,614	3,170,225	546,038

Balance as at December 31	26,316,551	$6,227,074	19,230,425	$3,343,853	16,106,403	$2,525,239

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

Name	Date	# of Shares	$ Value of Shares	Services Performed
Macnor Corp	27-Mar-02	164,125	52,520.00	Professional Services MC250
	02-Jul-02	98,775	30,000.00	Company controlled by Jiri Nor
	18-Oct-02	37,800	12,000.00
Total		300,700	94,520.00
G. Emerson	27-Mar-02	42,750	14,000.00	Consulting - Administration
	02-Jul-02	74,000	2,484.00	Director
	18-Oct-02	23,625	7,500.00
Total		140,375	43,984.00
D Blenkarn	27-Mar-02	77,800	24,905.93	Former Director, Expense Recovery
Total		77,800	24,905.93
G. Crawford	27-Mar-02	25,750	8,242.62	Director, Expense Recovery
Total		25,750	8,242.62
J. Nor	27-Mar-02	51,800	16,573.77	Director & Officer, Expense Recovery
Total		51,800	16,573.77
Fortius	18-Oct-02	60,500	19,230.00	Financing Consulting
Total		60,500	19,230.00	Company controlled by Anthony Durkacz

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

In 2003, the Company issued 412,825 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company.

Name	Date	# of Shares	$ Value of Shares	Services Performed
Macnor Corp	10-Jan-03	26,775	12,000.00	Professional Services MC250
	08-May-03	14,640	12,000.00	Company controlled by Jiri Nor
	16-Jul-03	18,200	13,000.00
	28-Oct-03	20,200	15,000.00
Total		79,815	52,000.00
G. Emerson	10-Jan-03	76,620	35,245.20	Consulting/Administration
	10-Jan-03	23,190	10,654.62	Director
	08-May-03	49,015	40,190.00
	08-May-03	9,145	7,500.00
	16-Jul-03	10,500	7,500.00
	11-Aug-03	2,100	1,489.67
	11-Aug-03	17,650	12,500.00
Total		188,220	115,079.49
D. Ramm	28-Oct-03	3,500	2,604.16	Managing Director
Total		3,500
Fortius	10-Jan-03	20,600	9,231.00	Financing Consulting
	08-May-03	30,490	25,000.00	Company controlled by Anthony Durkacz
	16-Jul-03	35,000	25,000.00
	28-Oct-03	20,200	15,000.00
	16-Dec-03	35,000	22,332.00
Total		141,290	96,563.00

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

In 2004, the Company issued 880,343 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company.

Name	Date	# of Shares Issued	Value of Shares	Services Performed
Macnor Corp	Q4-03	17,565	15,000.00	Professional Services MC250
	Q1	50,986	36,455.00	Company controlled by Jiri Nor
	Q2	92,855	39,000.00
	Oct. 6	42,430	27,000.00
	Dec. 10	62,427	27,000.00
Total		266,263	144,455.00
G. Emerson	Q4-03	34,820	29,735.00	Consulting - Administration
	Q1	35,985	25,729.00	Director
	Q2	420	175.00
	Oct. 6	13,650	8,678.76
	Dec. 10	33,157	17,125.29
Total		118,032	81,443.05
D. Ramm	Q4-03	9,515	8,125.00	Managing Director
	Q1	11,365	8,125.00
	Q2	19,345	8,125.00
	Oct. 6	12,770	8,125.00
	Dec.10	4,450	1,922.04
Total		57,445	34,422.04
Fortius	Q4-03	17,565	15,000.00	Financing Consulting
	Q1	0	—	Company controlled by Anthony Durkacz
	Q2	29,765	12,500.00
	Oct. 6	19,650	12,500.00
	Dec.10	28,900	12,500.00
Total		95,880	52,500.00
J. Nor		6,715	4,800.00	Director & Officer - Expense Recovery
		6,715	4,800.00
		104,070	41,600.00
Total		117,500	$51,200.00
G. Crawford	Q4-03	3,358	4,435.00	Director - Expense Recovery
		5,195	2,400.00
		3,358	2,400.00
	Q2	2,145	900.00
	Oct. 6	22,315	14,900.00
		52,035	20,800.00
	Dec. 10	1,387	600.00
Total		89,793	45,735.00
D. Blenkarn		6,715	4,800.00	Former Director - Expense Recovery
		6,715	4,800.00
		104,070	41,600.00
Total		117,500	51,200.00
A. Laudenslager		17,930	11,404.88	Director - Expense Recovery
Total		17,930	11,404.88

c) Contributed surplus consists of the following:
	2004	2003	2002

Contributed surplus, beginning of year	$2,048,342	$931,582	$391,378
Consulting and professional fees paid in options to non-employees	192,481	131,063	83,354
Stock based compensation to employees	140,892	188,377	—
Proceeds on issuance of warrants	6,110	—	—
Issuance of warrants	628,822	797,320	456,850

Contributed surplus, end of year	$3,016,647	$2,048,342	$931,582

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

		Weighted
		Average
	Options For	Exercise
	Common Shares	Price U.S.$

Balance, December 31, 2001	2,400,000	0.33

Options granted in 2002	1,725,000	0.23
Options exercised in 2002	—	—
Options forfeited in 2002	(500,000)	0.20

Balance, December 31, 2002	3,625,000	0.30

Options granted in 2003	580,000	0.52
Options exercised in 2003	(600,000)	0.22
Options terminated in 2003	(250,000)	0.40

Balance, December 31, 2003	3,335,000	0.34

Options granted in 2004	903,840	0.36
Options exercised in 2004	(1,002,500)	0.29
Options forfeited or terminated in 2004	(312,500)	0.44

Balance, December 31, 2004	2,943,840	0.35

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

4,386,232 warrants were issued in 2004 to third parties as follows:
825,000 warrants expired in 2004 (550K issued in 2003 & 275K issued in 2001)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

Recipient	Issue Date	Expiry Dt.	# Warrants	Exercise Price
The Taylor Made Mgmt Corp-A	31/03/2004	01/10/2005	651,450	US$ 0.80
The Taylor Made Mgmt Corp-B	31/03/2004	01/10/2005	651,450	US$ 1.00
PSSI Paralegal Support Svcs	26/03/2004	26/03/2007	236,035	US$ 1.00
The Taylor Made Mgmt Corp-A	31/03/2004	01/10/2005	104,500	US$ 0.80
The Taylor Made Mgmt Corp-B	31/03/2004	01/04/2007	104,500	US$ 1.00
The Taylor Made Mgmt Corp-A	30/06/2004	30/06/2007	79,630	US$ 0.80
Michael Wright	27/07/2004	31/12/2005	200,000	US$ 0.50
Alternate Energy Corp.	27/07/2004	31/12/2005	1,000,000	US$ 0.50
Donal Carrol	27/07/2004	31/12/2005	140,000	US$ 0.50
Phillip Patterson	27/07/2004	31/12/2005	10,000	US$ 0.50
The Taylor Made Mgmt Corp-A	27/07/2004	31/12/2005	344,167	US$ 0.50
Belcor Development Corpn.	01/10/2004	30/09/2007	88,900	US$ 0.90
Belcor Development Trust	01/10/2004	30/09/2007	88,900	US$ 0.90

Phillip Patterson	08/10/2004	30/09/2007	20,000	US$ 0.90
Belcor Development Corpn.	03/12/2004	03/12/2007	166,700	US$ 0.60
Liikfam Holdings Inc.	09/12/2004	09/12/2007	500,000	US$ 0.37

Closing Balance as at December 31, 2004 = 8,524,476 Warrants

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

g) Changes in Shareholders’ Equity for the fiscal years ended 31 December 2002, 2003 and 2004

					Total
	Common Shares		Contributed	Deficit	Shareholders’
	Number	Amount	Surplus		Equity
Balance at December 31, 2001, restated	12,936,178	$1,979,201	$391,378	$(2,577,729)	$(207,150)
Shares issued for Cash	2,006,250	$628,631			$628,631
Consulting & professional fees paid in options to non-employees			$83,354		$83,354
Issuance of Warrants		$(456,850)	$456,850		$—
Consulting, professional fees and expenses from non-related parties	506,050	$166,801			$166,801
Consulting fees and expenses from related parties	657,925	$207,456			$207,456
Net Loss				$(620,654)	$(620,654)
Deferred Costs written off				$(122,818)	$(122,818)
Balance at December 31, 2002, restated	16,106,403	$2,525,239	$931,582	$(3,321,201)	$135,620
Shares issued for Cash	2,456,615	$1,193,165			$1,193,165
Consulting & professional fees paid in options to non-employees			$131,063		$131,063
Issuance of Warrants		$(797,320)	$797,320		$—
Stock based compensation to employees			$188,377		$188,377
Consulting, professional fees and expenses from non-related parties	209,082	$136,122			$136,122
Repayment of advances from directors	45,500	$20,400			$20,400
Consulting fees and expenses from related parties	412,825	$266,247			$266,247
Net Loss				$(2,206,969)	$(2,206,969)
Balance at December 31, 2003	19,230,425	$3,343,853	$2,048,342	$(5,528,170)	$(135,975)
Shares issued for Cash	4,476,911	$2,161,587			$2,161,587
Consulting & professional fees paid in options to non-employees			$192,481		$192,481
Stock based compensation to employees			$140,892		$140,892
Issuance of Warrants		$(628,822)	$628,822		$—
Proceeds on issuance of warrants			$6,110		$6,110
Consulting, professional fees and expenses from non-related parties	1,728,872	$890,096			$890,096
Repayment of debenture &accrued interest from directors	293,751	$128,000			$128,000
Consulting fees and expenses from related parties	586,592	$332,360			$332,360
Net Loss				$(3,462,257)	$(3,462,257)
Balance at December 31, 2004	26,316,551	6,227,074	3,016,647	(8,990,427)	253,294

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

Current assets	$150,350
Property, plant and equipment	570,563
Technology	1,521,972

Total assets acquired	2,242,885
Less: Current liabilities assumed	(33,885)

Net assets acquired	$2,209,000

Had the Company and Astris s.r.o. been consolidated for the year ended December 31, 2004, the pro-forma financial statements would have shown the following:

Pro-Forma Consolidated Balance Sheet as at December 31, 2004

Assets
Current	$569,336
Property and equipment	607,009
Technology	1,500¸000
Goodwill	21,972

$2,698,317

Liabilities
Current	$289,715

Shareholders’ Equity
Share capital	8,182,074
Contributed surplus	3,270,647
Deficit	(9,044,119)

2,408,602

$2,698,317

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

Pro-Forma Consolidated Statement of Loss for the Year Ended December 31, 2004

Revenue	$122¸974

Expenses
Research and Development	716¸801
General and administrative	2,432¸973
Interest expense	7¸000
Professional fees	243¸076
Amortization	153¸166

3,553,016

Net loss for the year	($3,430¸042)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

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

Technology Asset

Under US GAAP, the fair value of the technology asset must be obtained by a direct value  method. In January 2005, it was not possible to reasonably project the cash flows to be  generated from sales of AFC electrodes. The technology is not considered to be an asset  under  US GAAP; therefore, it has been written off  as part of the reconciliation. Under Canadian  GAAP it will be written off over an estimated useful life of 5 years. Therefore under US GAAP,  in Note 12 in the proforma Statement of Loss, there will be an increase in the operating expenses  equal to $1,521,972 to now total $4,952,014 and in the Balance Sheet, there is no Technology asset and a corresponding increase in the deficit of $1,521,972 leaving a total Shareholders’  Equity at year end of $886,630.

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