Form 20-F/A
period 2004-12-31
ASTRIS ENERGI INC
filed 2006-02-21
CIK 1022518

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

1.
Fuel Cell Modules are available through a number of sales channels that include our direct channel (through our website at www.astris.ca under “ONLINE SALES”) and through a select number of resellers including the Fuel Cell Store. Current sales volumes of fuel cells are small but increasing.

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
From the Department of Energy Website: “The platinum catalyst is also extremely sensitive to CO poisoning, making it necessary to employ an additional reactor to reduce CO in the fuel gas if the hydrogen is derived from an alcohol or hydrocarbon fuel. This also adds cost.” http://www.eere.energy.gov/hydrogenandfuelcells/fuelcells/fc_types.html

In a hydrogen-oxygen fuel cell the theoretical limit of cell voltage is 1.23 V. Therefore a cell that produces a voltage of 1.23 V would be considered 100% efficient. In practice this voltage limit cannot be reached due to the peroxide reaction on the oxygen electrode. Reduction of oxygen takes place in two steps, via peroxide, in which some of the energy is irreversibly converted into heat. In reference #6 Kordesch shows the “Pourbaix Diagram” (after M. Pourbaix) for hydrogen-oxygen that characterizes the electrode voltages as a function of pH. The voltage differential between hydrogen and peroxide is constant in the range of pH 0 - 10, acidic (this includes PEMFC) to mild basic. At about pH = 10 the effect of the peroxide reaction begins to be less pronounced, and by the time we reached pH = 15, the operation point of alkaline fuel cell, some 100 mV have been gained. Everything else being equal, alkaline cell will exhibit higher voltage. If the typical cell voltage is 0.6 - 0.7 V, the difference of 100 mV represents 14 - 16 % advantage. This is purely a gift from mother nature, not a man’s doing. In addition to the aforesaid reference #6, this fact is supported by a number of publications including the two presented here:

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

Astris s.r.o. has been engaged in fuel cell research and development since 1992. Its current research and development efforts are primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells.  These research and development efforts have also been focused on reduction of production costs, improving product quality and consistency, and on identifying new features and innovations for future product development. Funds advanced from the Company for expenditures on manufacturing and research and development at Astris s.r.o. were approximately CDN$700,000 for 2004. For the years ended December 31, 2004, 2003 and 2002, the Company expended a total of approximately CDN$1,343,695, CDN$1,229,184, CDN$197,488 on research and development. The research and development budget for 2005 is contingent upon the Company's ability to raise capital.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following is a discussion of the results of operations and financial condition of the Company for the fiscal years ended December 31, 2004, 2003 and 2002.  The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.  Differences between Canadian GAAP and United States GAAP can be found in Note 13 of Item 17 of this filing.  This discussion should be read in conjunction with the consolidated financial statements and notes thereto forming a part of this annual report.

The Company restated its fiscal 2004 financial statements. The net effect of the adjustments was an increase of $100,000 in the cash (used) in operating activities in 2004, to $(2,102,906) as of December 31, 2004.

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

The Company had a restated operating cash flow deficit of $2,102,906 in 2004, compared with an operating cash flow deficit of $1,156,031 in 2003, and compared with a restated operating cash flow deficit of $380,285 in 2002. The company invested $16,807 in plant and equipment in Mississauga, advanced $700,000 to Astris s.r.o. to build the pilot production facility and incurred $48,190 in pre-acquisition costs in 2004. Expenses were offset by financings through private placements totaling $2,076,041 for a net decrease in cash at year end of $169,434, resulting in cash at year end of $178,351, providing the Company with 2 months operating capital at current burn rates.

At year end, the Company had $509,124 of assets, and a shareholders’ equity of $253,294 compared to a shareholders’ deficiency of $135,975 in 2003 and compared to a shareholders’ equity of $135,620 in 2002.

The company plans to finance operations including pilot production through the continuing sale of fuel cells, related products and contract work, new business partnerships with early adopters of the fuel cell, and additional long-term financing through private placements.  The company additionally will capitalize on available government incentives for alternative energy development. Government incentives recoverable in 2004 amounted to $199,586 compared to nil in 2003 and $216,608 in 2002.

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

(1)	Paid in Cash

	2004	2003	2002

Macnor Corp (Note 1)	115,279	101,610	25,480
Fortius Research & Trading(Note 2)	47,500	3,437	9,231
Total	162,779	105,047	34,711

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

In 2002, we issued to related parties 657,925 common shares for a value of $187,456 for consulting services and expense reimbursements rendered to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Macnor Corp (Note 1)	300,700	94,520
Director - Gordon Emerson	141,375	23,984
Fortius Research & Trading(Note 2)	60,500	19,230
Director - D. Blenkarn	77,800	24,906
Director - G. Crawford	25,750	8,242
Director - J. Nor	51,800	16,574
Total	657,925	187,456

In 2003, we issued to related parties 412,825 common shares for a value of $266,247 for consulting services and expense reimbursements rendered to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Macnor Corp(Note 1)	79,815	52,000
Director - Gordon Emerson	188,220	115,079
Director - David Ramm	3,500	2,604
Fortius Research & Trading(Note 2)	141,290	96,563
Total	412,825	266,247

In 2004, we issued to related parties 586,592 common shares for a value of $332,360 for consulting services rendered and 293,751 shares for $128,000 to pay down debt and accrued interest on that debt for a total of 880,343 shares for a total of $473,060. These shares and amounts were issued to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Jiri Nor as an individual	117,500	51,200
Macnor Corp. (Note 1)	266,263	144,455
Fortius Research & Trading (Note 2)	95,880	52,500
Director - David Ramm	57,445	34,422
Director - Gordon Emerson	118,032	81,443
Director - Gerald Crawford	89,793	46,435
Director - Donald Blenkarn	117,500	51,200
Director - Arthur Laudenslager	17,930	11,405
Total	880,343	473,060

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

The following table outlines the options and warrants that are outstanding as of April 1, 2005 of the directors and senior management or their affiliates of the Company:

Name	Number of Shares	Exercise Price		Expiry
Jiri Nor	50,000	$	US0.505	08/15/05
Jiri Nor	300,000	$	US0.24	11/12/06
Macnor Corp.	5,000,000		CDN$1.06	01/27/08
Michael Liik (1)	500,000	$	US0.36	12/11/09
Liikfam Holdings Inc. (2)	500,000	$	US0.37	12/09/07
Peter Nor	100,000	$	US0.36	12/06/09
Anthony Durkacz	112,500	$	US0.50	04/24/05
Anthony Durkacz	250,000	$	US0.20	07/22/07
H. David Ramm	250,000	$	US0.50	09/09/08

Options to M. Liik of 500,000 at $U.S. 0.36 will become vested as follows:

1.	(i) 200,000 upon raising a minimum of $U.S. 1 million in equity
(ii)	300,000 upon raising additional minimum of $US 5 million in equity

2.	Warrants to Liikfam Holdings Inc. of 500,000 at $U.S. 0.37 will become vested as follows:
(i)	200,000 upon raising a minimum of $U.S. 1 million in equity
(ii)	300,000 upon raising additional minimum of $US 5 million in equity

C.	BOARD PRACTICES.

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

The following table lists, as of April 1, 2005, the beneficial share holdings (see (4)) in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

Name	Options, Warrants or Agreements Vested	Directly Owned	Total Owned included Vested Amounts	Percent of Class

Jiri K. Nor (1)	5,350¸000 (5)	7,596,884	12¸946¸884	34.82%
Brian Clewes	—	100,390	100¸390	0.27%
Arthur Laudenslager (2)	—	102,430	102¸430	0.28%
Michael Liik	—	0	0	0.00%
Anthony Durkacz (3)	362¸500(5)	279,670	642¸170	1.74%
H. David Ramm	250¸000(5)	60,945	310¸945	0.84%
Peter Nor	100¸000(5)	0	100¸000	0.27%
All Executive Officers and Directors as a group (4)	6,062¸500	8,140,319	14¸202¸819	38.19%

(1)	Includes (i) 117,500 Common Shares held by Jiri K. Nor and (ii) 7,479,384 Common Shares held by Macnor Corp. (iii) 5,000,000 warrants held by Macnor Corp.
(2)	Includes (i) 95,430 Common Shares held by Arthur Laudenslager and (ii) 7,000 Common Shares held by First Energy Advisors.
(3)	Includes (i) 98,100 Common Shares by Anthony Durkacz and (ii) 181,570 Common Shares by Fortius Research and Trading Corp.
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

(5)	Options and Warrants outstanding as at April 1, 2005

The following table outlines the options and warrants exercisable into common shares of the Company that are outstanding as of April 1, 2005 of the directors and senior management or their affiliates:

Name	Number of Shares	Exercise Price		Expiry

Jiri Nor	50,000	$	US0.505	08/15/05
Jiri Nor	300,000	$	US0.24	11/12/06
Macnor Corp.	5,000,000		CDN$1.06	01/27/08
Peter Nor	100,000	$	US0.36	12/06/09
Anthony Durkacz	112,500	$	US0.50	04/24/05
Anthony Durkacz	250,000	$	US0.20	07/22/07
H. David Ramm	250,000	$	US0.50	09/09/08

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED AND NON-RELATED PARTY TRANSACTIONS.

A.	MAJOR SHAREHOLDERS.

The following table lists, as of April 1, 2005, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

	Amount and Nature	Percent
Name	of Beneficial Owner	of Class
Jiri K. Nor (1)	12,946,884	34.82%

(1)	Includes (i) 117,500 Common Shares and 350,000 warrants held by Jiri K. Nor and (ii) 7,479,384 Common Shares and 5,000,000 warrants held by Macnor Corp.

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

B.	RELATED PARTY TRANSACTIONS.

(1)	Compensation to related parties.

During 2004, the following amounts were expensed as consulting fees to directors and officers:

Macnor Corp.	$166,279	(2003 - $143,331;	2002 - $120,000)
Gordon Emerson,
Gerald Crawford
David Ramm	$80,875	(2003 - $115,080;	2002 - $80,299)
Arthur Laudenslager
Fortius Research & Trading	$100,000	(2003 - $100,000;	2002 - $28,461)
Peter Nor	$93,455	(2003 - $ 10,279;	2002 - $nil )

(2)	Liabilities to related parties

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

	2004	2003	2002
As at December 31:
Balance of funds paid included in prepaid expenses and deposits	$—	$30,000	$146,074
Included in payables and accruals	588	137,480	123,919

Year ended December 31:
Total funds advanced	700,000	416,000	23,000
Sales	—	45,901	140,575
Purchases included in subcontract	$563,108	$151,001	$89,159

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

	High	Low
2003
First	$.90	$.42
Second	.65	.42
Third	1.11	.35
Fourth	.87	.40

2004	High	Low
First	$.61	$.49
Second	.53	.39
Third	.57	.32
Fourth	.51	.37

The following table sets forth the high and low market prices for each of the past 3 months:

	High, US$ /share	Low, US$ /share
Month 2005
January	$.38	$.31
February	.40	.26
March	.32	.23

ITEM 10. ADDITIONAL INFORMATION.

A.	SHARE CAPITAL.

Not Applicable.

ITEM 10 B.  MEMORANDUM AND ARTICLES OF ASSOCIATION.

1.	ORGANIZATION.

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
Consolidated Balance Sheets for the year ended December 31, 2004, 2003 and 2002.
Consolidated Statements of Loss and Deficit for the years ended December 31, 2004, 2003 and 2002.
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.
Notes to Consolidated Financial Statements for the year ended December 31, 2004, 2003 and 2002.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

3.1*	Memorandum of Association of Kayty Exploration Ltd., filed March 18,1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.2*	Articles of Association of Kayty Exploration Ltd., filed March 18,1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.3*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed July 9, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.4*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed November 6, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.5*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed March 11, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.6*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed August 9, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.7*	Articles of Continuance for Kayty Exploration Ltd., filed September 22, 1987 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.8*	Articles of Amendment for Kayty Inc., filed December 7, 1994 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.9*	Articles of Amendment for WLD Inc., filed July 4, 1995 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.10*	By-Laws of Astris Energi Inc., dated April 12, 1996.

4.*	Astris Energi Inc. Stock Option Plan, dated June 2000.

10.1*	License Agreement between Astris Energi Inc. and Energy Ventures Inc.(Canada) dated October 22, 1998.

10.2*	Debenture by Astris Energi Inc and Astris Inc. to and in favor of Energy Ventures Inc. (Canada) dated October 22, 1998.

10.3*	Equipment Lease between Astris Energi Inc. and Astris Inc. and Energy Ventures Inc. (Canada) dated October 22, 1998.

10.4*	License Agreement with Macnor Corp. dated October 1, 1999.

10.5*	Lease for property located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, between 789542 Ontario Limited and Astris Energi Inc., dated April 14, 2000.

10.6*	License Agreement, between Astris Inc. and Astris s.r.o., dated January 30, 1995.

10.7*	Grant of Options by Astris Energi Inc. to Energy Ventures Inc., dated October 22, 1998.

10.8*	Agreement between Astris Energi Inc. and Fuelcellstore.com, Inc., dated October 12, 2000.

10.9*	Assignment Agreement between Josef Soltys and Astris Inc. for Canadian Patent #1,295,679, for QUICKCELL, dated November 15, 1995.

10.10*	Debenture between Astris Inc. and Donald Alex Blenkarn, in trust, dated September 30, 1996.

10.11	Value Added Reseller Agreement with Alternate Energy Corp., dated May 14, 2004.

10.12	Co-operation agreement with El.ma, dated October 15, 2004.

10.13	Consulting Agreement with Liikfam Holdings, dated December 10, 2004.

10.14	Purchase and Escrow Agreement between Astris Energi Inc., Macnor Corporation and 2062540 Ontario Inc. dated January 20, 2005.

10.15	Teaming Arrangement with Plasma Environmental Technologies Inc., dated February 23, 2005.

10.16	Agreement with First Energy Advisors, dated May 22, 2003.

10.17	Assignment of technology to Astris Energi Inc. from Macnor Corporation, dated July 25, 2005.

10.18	Form of Convertible Debenture document, dated March 24, 2005.

23.1*	AUDITORS’ CONSENTS

31.1	302 CERTIFICATION

31.2	302 CERTIFICATION

32.1	SECTION 906 CERTIFICATION

99	CODE OF ETHICS

99.1	WHISTLEBLOWER POLICY

*	Previously filed. Otherwise all other exhibits filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASTRIS ENERGI, INC.

Date: February 21, 2006	By:	/s/ JIRI K. NOR

Name: Jiri K. Nor Title: President and Chief Executive Officer

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004

ASTRIS ENERGI INC.

INDEX

December 31, 2004

INDEPENDENT AUDITORS’ REPORT

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

As more fully described in note 15, the 2004 and 2003 consolidated financial statements have been restated.

/s/ Danziger & Hochman
Toronto, Ontario
Chartered Accountants
April 26, 2005
except for Note 15, as to which the date is December 15, 2005.

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

/s/ Danziger & Hochman
Toronto, Ontario
Chartered Accountants
April 26, 2005
except for Note 15, as to which the date is December 15, 2005.

Independent Auditors’ Report
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

{See accompanying notes.}

Statement III
ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2004
(Canadian Dollars)

	2004	2003	2002
			Restated
			(Note 3)
OPERATING ACTIVITIES
Loss for the year	($3,462,257)	($2,206,969)	($ 743,472)
Items not requiring cash
Amortization	13,485	7,970	4,016
Consulting and professional fees and
paid in capital stock to non-related parties	890,097	136,122	166,801
Consulting and professional fees and
expenses paid in options to non-employees	227,406	131,063	83,354
Consulting fees and expenses paid in
capital stock to related parties	360,360	266,247	207,456
Stock-based compensation to employees	105,962	188,377	—
Warrants issued to directors	91,655	—	—
Deferred costs written off	—	—	122,818
Net change in non-cash working capital
balances related to operations (note 8)	(329,614)	321,159	(221,258)
CASH (USED) IN OPERATING ACTIVITIES	(2,102,906)	(1,156,031)	(380,285)
INVESTING ACTIVITIES
Purchase of other assets	(53,692)	—	—
Purchase of property, plant and equipment	(16,807)	(15,357)	(11,797)
	(70,499)	(15,357)	(11,797)
FINANCING ACTIVITIES
(Decrease) increase in advances from related
parties	—	—	6,400
Deposit on shares	(72,070)	72,070	-
Issuance of common shares	1,538,874	395,845	171,781
Issuance of warrants	537,167	797,320	456,850
	2,003,971	1,265,235	635,031

NET INCREASE (DECREASE) IN CASH
DURING THE YEAR	(169,434)	93,847	242,949

CASH, BEGINNING OF YEAR	347,785	253,938	10,989
CASH, END OF YEAR	$178,351	$347,785	$253,938

Supplementary disclosure with respect to consolidated statement of cash flows and non-cash items (note 14).

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

The Company has incurred several years of losses and during 2004, utilized $2,102,906 of cash in operations. At December 31, 2004, the Company reported a deficit of $8,990,427 and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt as to the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including possible private placements and an IPO on the Toronto Venture Stock Exchange to raise capital in fiscal 2005.  Nevertheless, there is no assurance that these initiatives if undertaken will be successful.

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

In addition, payables and accruals as at December 31, 2004 include the following amounts:

$13,826 owing to Macnor Corp., a company controlled by a director, officer and shareholder for consulting fees (2003 - $24,266; 2002- $55,061);

$17,441, $1,043, and $nil owing to Anthony Durkacz, Fortius Research & Trading, Jiri Nor and Peter Nor who are directors, officers and shareholders for consulting fees or bonuses (2003 - $29,735, $26,750 and $8,125; 2002 - $45,900, $9,231 and $nil);

$nil accrued interest owing to Jiri Nor, Don Blenkarn and Gerald Crawford being shareholders holding the debenture payable (2003 - $8,400, $8,400, $4,200; 2002 - $3,600, $3,600 and $1,800).

During 2004, the following amounts were expensed as consulting fees to directors and officers:

Macnor Corp.	$166,279	(2003 - $143,331;	2002 - $120,000)
Gordon Emerson, Gerald Crawford,
David Ramm and Arthur Laudenslager	$80,875	(2003 - $115,080;	2002 - $ 80,299)
Fortius Research & Trading	$100,000	(2003 - $100,000;	2002 - $ 28,461)
Peter Nor	$93,455	(2003 - $ 10,279;	2002 - $nil )

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

6.	INCOME TAXES (continued)

The Company’s computation of income tax recovery is as follows:

	2004	2003	2002

Loss before income taxes	($3,462,257)	($2,206,969)	($ 743,472)
Statutory income tax rate	36.12%	35.12%	38.62%
Income tax recovery at statutory rate	(1,250,567)	(775,088)	(287,129)
Non-deductible expenses	125,285	114,832	33,742
Effect of income tax rate changes on future
income taxes	—	59,360	19,547
Change in valuation allowance and other items	1,125,282	600,896	233,840
Income tax expense	$—	$—	$—

Components of the Company’s net future income tax assets are:

Non capital losses ($5,449,000 X 0.3612)	$1,968,179	$982,658	$354,532
Scientific research and development expense
($1,520,417 X 0.3612)	549,175	273,234	300,464
Valuation allowance	(2,517,354)	( 1,255,892	(654,996)
Net future income tax asset	$—	$—	$—

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

a)	Share capital

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

No preferred shares have been issued.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)	Common stock issued to settle obligations of the Company to directors, officers and former director of the Company.

In 2002, the Company issued 657,925 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company.

		Number	$ Value
Name	Date	of Shares	of Shares	Services Performed

Macnor Corp.	March 27, 2002	164,125	$52,520.00	Professional services MC250
	July 2, 2002	98,775	30,000.00	Company controlled by
	Oct. 18, 2002	37,800	12,000.00	Director and Officer
	Total	300,700	94,520.00

G. Emerson	March 27, 2002	43,750	14,000.00	Consulting - Administration
	July 2, 2002	74,000	2,484.00	Director
	Oct. 18, 2002	23,625	7,500.00
	Total	141,375	23,984.00

D. Blenkarn	March 27, 2002	77,800	24,905.93	Former Director, Expense
	Total	77,800	24,905.93	Recovery

G. Crawford	March 27, 2002	25,750	8,242.62	Director, Expense Recovery
	Total	25,750	8,242.62

J. Nor	March 27, 2002	51,800	16,573.77	Director & Officer, Expense
	Total	51,800	16,573.77	Recovery

Fortius Research	Oct. 18, 2002	60,500	19,230.00	Financing Consulting
and Trading	Total	60,500	19,230.00	Company controlled by
				Director and Officer

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

In 2003, the Company issued 412,825 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company.

		Number	$ Value
Name	Date	of Shares	of Shares	Services Performed

Macnor Corp.	Jan. 10, 2003	26,775	12,000.00	Professional services MC250
	May 8, 2003	14,640	12,000.00	Company controlled by
	July 16, 2003	18,200	13,000.00	Director and Officer
	Oct. 28, 2003	20,200	15,000.00
	Total	79,815	52,000.00

G. Emerson	Jan. 10, 2003	76,620	35,245.20	Consulting/Administration
	Jan. 10, 2003	23,190	10,654.62	Director
	May 8, 2003	49,015	40,190.00
	May 8, 2003	9,145	7,500.00
	July 16, 2003	10,500	7,500.00
	Aug. 11, 2003	2,100	1,489.67
	Aug. 11, 2003	17,650	12,500.00
	Total	188,220	115,079.49

D. Ramm	Oct. 28, 2003	3,500	2,604.16	Managing Director
	Total	3,500	2,604.16

Fortius Research	Jan. 10, 2003	20,600	9,231.00	Financing Consulting
and Trading	May 8, 2003	30,490	25,000.00	Company controlled by
	July 16, 2003	35,000	25,000.00	Director and Officer
	Oct. 28, 2003	20,200	15,000.00
	Dec. 16, 2003	35,000	22,332.00
	Total	141,290	96,563.00

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

In 2004, the Company issued 880,343 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company.

		Number	$ Value
Name	Date	of Shares	of Shares	Services Performed

Macnor Corp.	Jan. 28, 2004	17,565	15,000.00	Professional services MC250
	April 30, 2004	50,986	36,455.00	Company controlled by
	July 23, 2004	92,855	39,000.00	Director and Officer
	Oct. 7, 2004	42,430	27,000.00
	Dec. 6, 2004	62,427	27,000.00
	Total	266,263	144,455.00

G. Emerson	Jan. 28, 2004	34,820	29,735.00	Consulting/Administration
	April 30, 2004	35,985	25,729.00	Director
	July 23, 2004	420	175.00
	Oct. 7, 2004	13,650	8,678.76
	Dec. 6, 2004	33,157	17,125.29
	Total	118,032	81,443.05

D. Ramm	Jan. 26, 2004	9,515	8,125.00	Managing Director
	April 30, 2004	11,365	8,125.00
	July 23, 2004	19,345	8,125.00
	Oct. 7, 2004	12,770	8,125.00
	Dec. 6, 2004	4,450	1,922.04
	Total	57,445	34,422.04

Fortius Research	Jan. 28, 2004	17,565	15,000.00	Financing Consulting
and Trading	July 23, 2004	29,765	12,500.00	Company controlled by
	Oct. 7, 2004	19,650	12,500.00	Director and Officer
	Dec. 6, 2004	28,900	12,500.00
	Total	95,880	52,500.00

J. Nor	Feb. 2, 2004	6,715	4,800.00	Director and Officer
	April 30, 2004	6,715	4,800.00	- Expense Recovery
	July 27, 2004	104,070	41,600.00
	Total	117,500	51,200.00

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

		Number	$ Value
Name	Date	of Shares	of Shares	Services Performed

G. Crawford	Jan. 28, 2004	3,358	4,435.00	Director - Expense Recovery
	Feb. 2, 2004	5,195	2,400.00
	April 30, 2004	3,358	2,400.00
	July 23, 2004	2,145	900.00
	Oct. 7, 2004	22,315	14,900.00
	July 27, 2004	52,035	20,800.00
	Dec. 6, 2004	1,387	600.00
	Total	89,793	46,435.00

D. Blenkarn	Feb. 2, 2004	6,715	4,800.00	Former Director - Expense
	April 30, 2004	6,715	4,800.00	Recovery
	July 27, 2004	104,070	41,600.00
	Total	117,500	51,200.00

A. Laudenslager	Oct. 27, 2004	17,930	11,404.88	Director - Expense Recovery
	Total	17,930	11,404.88

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

For the year ended December 31, 2002, a total of 395,000 stock options were granted to employees in accordance with the terms of the employee share option plan. Had the Company determined compensation cost based on the fair value method, the fair value of the stock options granted during the year and the related expense for the year would have been $116,897 or $0.008 per share on a basic and diluted basis. Pro forma loss for the year ended December 31, 2002 would have been $860,369 or $0.061 per share on a basic and diluted basis.

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Opening balance as at December 31, 2001 - 275,000 warrants

1,937,500 warrants were issued in 2002 to third parties as follows:

	Issue	Expiry	Number of	Exercise
	Date	Date	Warrants	Price

Recipient
Schloo Family Trust	Feb. 8, 2002	Feb. 8, 2005	125,000	U.S.$0.50
Kevin Thomas Little	March 24, 2002	March 24, 2005	12,500	U.S.$0.50
Anthony Durkacz (Director)	March 24, 2002	March 24, 2005	112,500	U.S.$0.50
Wintser Investments Ltd.	June 14, 2002	June 14, 2007	487,500	U.S.$0.50
Shelley Blechman	July 17, 2002	July 17, 2007	100,000	U.S.$0.50
661399 Ontario Inc.	Nov. 1, 2002	Nov. 1, 2007	50,000	U.S.$0.50
Wintser Investments Ltd.	Nov. 21, 2002	Nov. 21, 2005	100,000	U.S.$0.50
661399 Ontario Inc.	Nov. 30, 2002	Nov. 30, 2007	450,000	U.S.$0.50
661399 Ontario Inc.	Nov. 30, 2002	Nov. 30, 2005	175,000	U.S.$0.50
661399 Ontario Inc.	Dec. 31, 2002	Dec. 31, 2005	325,000	U.S.$0.50

2,750,744 warrants were issued in 2003 to third parties as follows:

Recipient
The Taylor Made Mgmt Corp.	May 8, 2003	Feb. 20, 2006	625,000	U.S.$0.50
PSSI Paralegal Support Services	July 30, 2003	July 30, 2004	500,000	Expired
PSSI Paralegal Support Services	July 30, 2003	July 30, 2006	500,000	U.S.$1.00
Dympna Carroll	Sept. 12, 2003	Sept. 12, 2006	384,615	U.S.$0.85
Donal Carrol	Sept. 25, 2003	Sept. 25, 2006	169,500	U.S.$1.00
The Taylor Made Mgmt Corp.-A	Dec. 29, 2003	Sept. 29, 2004	50,000	Expired
The Taylor Made Mgmt Corp.-B	Dec. 29, 2003	Dec. 29, 2006	282,100	U.S.$1.00
PSSI Paralegal Support Services	Dec. 30, 2003	Jan. 21, 2007	239,529	U.S.$1.00

4,386,232 warrants were issued in 2004 to third parties as follows:
825,000 warrants expired in 2004 (550K issued in 2003 and 275K issued in 2001)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

	Issue	Expiry	Number of	Exercise
	Date	Date	Warrants	Price

Recipient
The Taylor Made Mgmt Corp.-A	March 31, 2004	Oct. 1, 2005	651,450	U.S.$0.80
The Taylor Made Mgmt Corp.-B	March 31, 2004	Oct. 1, 2005	651,450	U.S.$1.00
PSSI Paralegal Support Services	March 26, 2004	March 26, 2007	236,035	U.S.$1.00
The Taylor Made Mgmt Corp.-A	March 31, 2004	Oct. 1, 2005	104,500	U.S.$0.80
The Taylor Made Mgmt Corp.-B	March 31, 2004	March 1, 2007	104,500	U.S.$1.00
The Taylor Made Mgmt Corp.-A	June 30, 2004	June 30, 2007	79,630	U.S.$0.80
Michael Wright	July 27, 2004	Dec. 31, 2005	200,000	U.S.$0.50
Alternate Energy Corp.	July 27, 2004	Dec. 31, 2005	1,000,000	U.S.$0.50
Donal Carrol	July 27, 2004	Dec. 31, 2005	140,000	U.S.$0.50
Phillip Patterson	July 27, 2004	Dec. 31, 2005	10,000	U.S.$0.50
The Taylor Made Mgmt Corp.-A	July 27, 2004	Dec. 31, 2005	344,167	U.S.$0.50
Belcor Development Corporation	Oct. 1, 2004	Sept. 30, 2007	88,900	U.S.$0.90
Belcor Development Trust	Oct. 1, 2004	Sept. 30, 2007	88,900	U.S.$0.90
Phillip Patterson	Oct. 8, 2004	Sept. 30, 2007	20,000	U.S.$0.90
Belcor Development Corporation	Dec. 3, 2004	Dec. 3, 2007	166,700	U.S.$0.60
Liikfam Holdings Inc.	Dec. 9, 2004	Dec. 9, 2007	500,000	U.S.$0.37

Closing balance as at December 31, 2004 = 8,524,476 warrants.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

					Total
	Common Shares		Contributed		Shareholders’
	Number	Amount	Surplus	Deficit	Equity

g) Balance, December 31,
2001, restated	12,936,178	$1,979,201	$391,378	($2,577,729)	($ 207,150)

Shares issued for cash	2,006,250	628,631			628,631
Consulting and professional
fees paid in options to non-
employees			83,354		83,354
Issuance of warrants		(456,850)	456,850
Consulting, professional
fees and expenses from
non-related parties	506,050	166,801			166,801
Consulting fees and expenses
from related parties	657,925	207,456			207,456
Net loss				(620,654)	(620,654)
Deferred costs written off				(122,818)	(122,818)
Balance, December 31, 2002,
restated	16,106,403	2,525,239	931,582	(3,321,201)	135,620

Shares issued for cash	2,456,615	1,193,165			1,193,165
Consulting and professional
fees paid in options to non-
employees			131,063		131,063
Issuance of warrants		(797,320)	797,320
Stock based compensation
to employees			188,377		188,377
Consulting, professional fees
and expenses from non-
related parties	209,082	136,122			136,122
Repayment of advances
from directors	45,500	20,400			20,400
Consulting fees and expenses
from related parties	412,825	266,247			266,247
Net loss				(2,206,969)	(2,206,969)
Balance, December 31, 2003	19,230,425	3,343,853	2,048,342	(5,528,170)	(135,975)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

					Total
	Common Shares		Contributed		Shareholders’
	Number	Amount	Surplus	Deficit	Equity

Balance, December 31, 2003,
carried over	19,230,425	3,343,853	2,048,342	(5,528,170)	(135,975)

Shares issued for cash	4,476,911	2,161,587			2,161,587
Consulting and professional
fees paid in options to non-
employees			192,481		192,481
Stock based compensation
to employees			140,892		140,892
Issuance of warrants		(628,822)	628,822
Proceeds on issuance of
warrants			6,110		6,110
Consulting, professional fees
and expenses from non-
related parties	1,728,872	890,096			890,096
Repayment of debenture
and accrued interest from
directors	293,751	128,000			128,000
Consulting fees and expenses
from related parties	586,592	332,360			332,360
Net loss				(3,462,257)	(3,462,257)
Balance, December 31, 2004	26,316,551	$6,227,074	$3,016,647	($8,990,427)	$253,294

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

8.	CONSOLIDATED STATEMENTS OF CASH FLOW

The net change in non-cash operating working capital balances related to operations consists of the following:

	2004	2003	2002

Decrease (increase) in receivables	($ 2,544)	$29,440	$7,123
Decrease (increase in prepaid expenses	27,088	112,571	(148,727)
Decrease (increase) in investment tax credits
refundable	(199,586)	216,608	(216,608)
Increase (decrease) in payables and accruals	(143,303)	(10,913)	149,568
Increase (decrease) in goods and services
Tax payable	(11,269)	(26,547)	(12,614)
	($329,614)	$321,159	($221,258)

9.	SEGMENTED FINANCIAL INFORMATION

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

Had the Company and Astris s.r.o. been consolidated for the year ended December 31, 2004, the pro-forma financial statements would have shown the following:

Canadian GAAP

Pro-Forma Consolidated Balance Sheet as at December 31, 2004

Assets
Current	$569,335
Property and equipment	607,010
Technology	1,521,972
$2,698,317
Liabilities
Current	$289,715

Shareholders’ Equity
Share capital	8,182,074
Contributed surplus	3,270,647
Deficit	(9,044,119)
2,408,602
$2,698,317

Pro-Forma Consolidated Statement of Loss for the Year Ended December 31, 2004

Revenue	$155,381

Expenses
Research and Development	793,582
General and administrative	2,385,134
Interest expense	15,033
Income tax	3,361
Professional fees	244,416
Amortization	60,503
3,502,029
Net loss for the year	($3,346,648)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

12.	SUBSEQUENT EVENTS (continued)

United States GAAP

Pro-Forma Consolidated Balance Sheet as at December 31, 2004

Assets
Current	$569,335
Property and equipment	607,010
Technology	0
$1,176,345

Liabilities
Current	$289,715

Shareholders’ Equity
Share capital	8,182,074
Contributed surplus	3,270,647
Deficit	(10,566,091)
886,630
$1,176,345

Pro-Forma Consolidated Statement of Loss for the Year Ended December 31, 2004

Revenue	$155,381

Expenses
Research and Development	2,315,554
General and administrative	2,385,134
Interest expense	15,033
Income tax	3,361
Professional fees	244,416
Amortization	60,503
5,024,001
Net loss for the year	($4,868,620)

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

Technology Asset

Under U.S. GAAP, the fair value of the technology asset must be obtained by a direct value method. In January 2005, it was not possible to reasonably project the cash flows to be generated from sales of AFC electrodes. Acquired technology must be expensed under U.S. GAAP; therefore, it has been written off as part of the reconciliation. Under Canadian GAAP it will be written off over an estimated useful life of 5 years.

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

Property, plant and equipment

There is a difference between U.S. GAAP and Canadian GAAP for property, plant and equipment with respect to terminology. Under U.S. GAAP, property, plant and equipment are called “fixed assets”.

Contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology. Under U.S. GAAP, contributed surplus is called “additional paid in capital”.

14.	SUPPLEMENTARY DISCLOSURES WITH RESPECT TO CONSOLIDATED STATEMENT OF CASH FLOW AND NON-CASH ITEMS

	2004	2003	2002

Non-cash items
(Decrease) increase in advances from related party	$100,000	$—	$—

Supplementary disclosures
Interest paid	—	—	15,000
Investment tax credits recovered	5,820	388,499	-

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

15.	RESTATEMENT

Subsequent to the issue of the financial statements for the year ended December 31, 2004 that was filed with the U.S. Securities and Exchange Commission on May 5, 2005, the Company made the following adjustments to the financial statement:

a)	Non-cash items have been excluded from financing activities. A summary of the effect of the restatement is as follows:

	Year Ended December 31, 2004
	As Reported	Restatement	As Restated

(Decrease) increase in advances from
related parties	($ 100,000)	$100,000	$—
Financing activities - total	1,903,971	100,000	2,003,971
Consulting fees and expenses paid in
capital stock to related parties	460,360	(100,000)	360,360
Cash (used) in operating activities	(2,002,906)	(100,000)	(2,102,906)

b)	Supplementary disclosures with respect to consolidated statement of cash flow and non-cash items has been expanded in note 14. A summary of the effect of the restatement is as follows:

As Reported

	2004	2003	2002

Interest paid	$—	$—	$15,000
Investment tax credit received	5,820	388,499	—

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

15.	RESTATEMENT (continued)

As Restated

	2004	2003	2002

Non-cash items
(Decrease) Increase in advances from
related party	$100,000	$—	$—
Supplementary disclosures
Interest paid	—	—	15,000
Investment tax credits recovered	5,820	388,499	—

c)	In note 5, related party transactions and balances, all generic titles have been changed to the actual individual or corporations to which they were paid.

The changes are as follows:

Original Title	Restated Title

Payable and accruals:
Company controlled by a director, officer	Macnor Corp.
and shareholder
Directors, officers and shareholders	Anthony Durkacz, Fortius Research and
Trading, Jiri Nor and Peter Nor
Three shareholders	Jiri Nor, Don Blenkarn and Gerald Crawford

Expensed as consulting to directors and officers

Company controlled by director, officer and	Macnor Corp.
shareholder
Directors and shareholders	Gordon Emerson, Gerald Crawford, David
Ramm and Arthur Laudenslager
Officer and director	Peter Nor

Interest to shareholders
Directors, officer and shareholder	Jiri Nor
Former director and shareholder	Don Blenkarn
Director and shareholder	Gerald Crawford

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

15.	RESTATEMENT (continued)

d)
In note 7 (b) - common stock issued to settle obligations of the Company to directors, officers and former directors of the Company. A table for 2002 through 2004 showing: names, dates, number of shares, value of shares and what services performed has replaced the original filing which had each share issuance summarized in a paragraph format.

e)	A detailed table of warrants for the 2002 through 2004 years has been added to note 7(f).

f)	A detailed statement of equity for the 2002 through 2004 years has been added to note 7(g).

g)	Pro forma consolidated balance sheet and consolidated statement of loss.

The pro forma note to the financial statements has been restated to incorporate the audited financial statements reported on by a PCAOB registered auditor.

The changes are as follows:

Canadian GAAP

	December 31, 2004
	As Reported	Restatement	As Restated

Pro forma consolidated balance sheet
Assets - current	$569,027	$308	$569,335
Technology	1,520,847	1,125	1,521,972
Total assets	2,696,884	1,433	2,698,317

Liabilities - current	288,282	1,433	289,715
Share capital	8,090,419	91,655	8,182,074
Deficit	(8,952,464)	(91,655)	(9,044,119)
Total liabilities and equity	2,696,884	1,433	2,698,317

Pro forma consolidated statement of loss
Revenue	122,974	32,407	155,381
Research and development	954,344	(160,762)	793,582
General and administration	2,195,430	189,704	2,385,134
Interest expense	7,000	8,033	15,033
Professional fees	243,077	1,339	244,416
Amortization	153,166	(92,663)	60,503
Income taxes	—	3,361	3,361
Net loss for the year	(3,430,043)	83,395	(3,346,648)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(Canadian Dollars)

United States GAAP
	December 31, 2004
	As Reported	Restatement	As Restated

Pro forma consolidated balance sheet
Assets - current	$569,027	$308	$569,335
Technology	1,520,847	(1,520,847)	0
Total assets	2,696,884	(1,520,539)	1,176,345

Liabilities - current	288,282	1,433	289,715
Share capital	8,090,419	91,655	8,182,074
Deficit	(8,952,464)	(1,613,627)	(10,566,091)
Total liabilities and equity	2,696,884	(1,520,539)	1,176,345

Pro forma consolidated statement of loss
Revenue	122,974	32,407	155,381
Research and development	954,344	1,361,210	2,315,554
General and administration	2,195,430	189,704	2,385,134
Interest expense	7,000	8,033	15,033
Professional fees	243,077	1,339	244,416
Amortization	153,166	(92,663)	60,503
Income taxes	—	3,361	3,361
Net loss for the year	(3,430,043)	(1,438,577)	(4,868,620)

h)	A technology asset note has been added to note 13 relating to the differences between Canadian and United States generally accepted accounting principles.