Form 20-F/A
period 2004-12-31
ASTRIS ENERGI INC
filed 2006-02-21
CIK 1022518

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
Consolidated Balance Sheets for the year ended December 31, 2004, 2003 and 2002.
Consolidated Statements of Loss and Deficit for the years ended December 31, 2004, 2003 and 2002.
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.
Notes to Consolidated Financial Statements for the year ended December 31, 2004, 2003 and 2002.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

3.1*	Memorandum of Association of Kayty Exploration Ltd., filed March 18,1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.2*	Articles of Association of Kayty Exploration Ltd., filed March 18,1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.3*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed July 9, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.4*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed November 6, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.5*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed March 11, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.6*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed August 9, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.7*	Articles of Continuance for Kayty Exploration Ltd., filed September 22, 1987 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.8*	Articles of Amendment for Kayty Inc., filed December 7, 1994 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.9*	Articles of Amendment for WLD Inc., filed July 4, 1995 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.10*	By-Laws of Astris Energi Inc., dated April 12, 1996.

4.*	Astris Energi Inc. Stock Option Plan, dated June 2000.

10.1*	License Agreement between Astris Energi Inc. and Energy Ventures Inc.(Canada) dated October 22, 1998.

10.2*	Debenture by Astris Energi Inc and Astris Inc. to and in favor of Energy Ventures Inc. (Canada) dated October 22, 1998.

10.3*	Equipment Lease between Astris Energi Inc. and Astris Inc. and Energy Ventures Inc. (Canada) dated October 22, 1998.

10.4*	License Agreement with Macnor Corp. dated October 1, 1999.

10.5*	Lease for property located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, between 789542 Ontario Limited and Astris Energi Inc., dated April 14, 2000.

10.6*	License Agreement, between Astris Inc. and Astris s.r.o., dated January 30, 1995.

10.7*	Grant of Options by Astris Energi Inc. to Energy Ventures Inc., dated October 22, 1998.

10.8*	Agreement between Astris Energi Inc. and Fuelcellstore.com, Inc., dated October 12, 2000.

10.9*	Assignment Agreement between Josef Soltys and Astris Inc. for Canadian Patent #1,295,679, for QUICKCELL, dated November 15, 1995.

10.10*	Debenture between Astris Inc. and Donald Alex Blenkarn, in trust, dated September 30, 1996.

10.11	Value Added Reseller Agreement with Alternate Energy Corp., dated May 14, 2004.

10.12	Co-operation agreement with El.ma, dated October 15, 2004.

10.13	Consulting Agreement with Liikfam Holdings, dated December 10, 2004.

10.14	Purchase and Escrow Agreement between Astris Energi Inc., Macnor Corporation and 2062540 Ontario Inc. dated January 20, 2005.

10.15	Teaming Arrangement with Plasma Environmental Technologies Inc., dated February 23, 2005.

10.16	Agreement with First Energy Advisors, dated May 22, 2003.

10.17	Assignment of technology to Astris Energi Inc. from Macnor Corporation, dated July 25, 2005.

10.18	Form of Convertible Debenture document, dated March 24, 2005.

23.1	AUDITORS’ CONSENTS

31.1	302 CERTIFICATION

31.2	302 CERTIFICATION

32.1	SECTION 906 CERTIFICATION

99	CODE OF ETHICS

99.1	WHISTLEBLOWER POLICY

*	Previously filed. Otherwise all other exhibits filed herewith.

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