Form 20-F
period 2005-12-31
ASTRIS ENERGI INC
filed 2006-05-19
CIK 1022518

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

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
37,906,569 COMMON SHARES

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐        No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐         No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
Yes ☒             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☒         Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes   ☐        No  ☒

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

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001
				(RESTATED)	(RESTATED)

Revenue	$291,512	$88,798	$67,870	$180,168	$35,104

Net Loss from Operations	(5,330,864)	(3,462,257)	(2,206,969)	(620,654)	(743,644)

Net Loss	(5,330,864)	(3,462,257)	(2,206,969)	(743,472)	(705,555)

Basic and Diluted Loss from operations per Share	(0.16)	(0.16)	(0.12)	(0.05)	(0.06)

Total Assets	982,494	509,124	435,235	676,500	190,376

Net Assets	(228,456)	253,294	(135,975)	135,620	(207,150)

Long Term Obligations	-	-	100,000	120,400	114,000

Share Capital	10,030,096	6,227,074	3,343,853	2,525,239	1,979,201

Number of Shares	37,906,596	26,316,551	19,230,425	16,106,403	12,936,178

Cash Dividends	-	-	-	-	-

EXCHANGE RATES

     The following table sets out the exchange rates for the conversion of Canadian dollars into United States dollars.  The exchange rates used are the closing rates provided by The Bank of Canada.  The table lists the rate in effect at the end of the following periods, the average exchange rates (based on the average of the exchange rates for the closing date of each month in such periods), and the range of high and low exchange rates for such periods.

Year ended December 31,	2005	2004	2003	2002	2001

End of Period	.86	.83	.77	.63	.63
Average for Period	.825	.77	.71	.63	.65
High for Period	.875	.85	.78	.65	.67
Low for Period	.785	.71	.64	.63	.63

The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2006. The exchange rates used are the closing rates as provided by the Bank of Canada.

Month	High	Low

November 2005	.86	.83
December 2005	.87	.85
January 2006	.88	.85
February 2006	.88	.86
March 2006	.885	.85
April 2006	.89	.85

The exchange rate on December 31, 2005 for the conversion of United States dollars into Canadian dollars was $1.1630 (CDN$1.00 = US$.86). As of April 15, 2006 the close rate of exchange for the conversion of United States dollars into Canadian dollars was 1.1453(CDN$1.00 = US$.873).  The exchange rates used are the closing rates as provided by the Bank of Canada.

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

     HISTORY OF LOSSES SINCE INCEPTION, EXPECTATION OF LOSSES IN THE IMMEDIATE FUTURE, AND POSSIBILITY THAT THE COMPANY MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY. The Company has incurred net losses each year since inception. The accumulated deficit of the Company was CDN$14,321,291 as of December 31, 2005. The Company expects to continue to incur net losses at least through fiscal year 2006, and these losses may be substantial. To implement the current business strategy, the Company will have to incur a high level of fixed operating expenses and will continue to incur considerable research and development expenses and capital expenditures. Accordingly, if additional capital, revenues and positive cash flows cannot be generated, to which no assurance can be given, the Company will not achieve profitability. Even if profitability is achieved, it may not be sustained or increased on a quarterly or annual basis.

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

     ABILITY TO OBTAIN ADDITIONAL CAPITAL, THEREBY RESULTING IN CURTAILMENT OR CESSATION OF OPERATIONS.  The ability of the Company to realize its objectives depends in large part upon obtaining additional capital. The Company has a present need for capital in connection with its fuel cell development activities and transition to commercial operations. The Company believes that it will require at least US$10 million over the next three to five years to establish production and subsequently market the fuel cells and fuel cell products developed by the Company.  There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, not substantially dilutive to shareholders, or at all. If adequate funds are not available, the Company would have to scale back its operations, including its product development, manufacturing and marketing activities, all of which could lead ultimately to cessation of operations.

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

The Company's business plan contemplates significant growth in sales and personnel which may place a strain upon its current management systems and resources, as well as its ability to obtain capital. As of April 15, 2006, the Company had fewer than 25 employees. The Company's business plan and anticipated product sales will require the Company to hire, train and manage additional employees and to establish or contract for production capacity. If the Company is unable to hire the skilled employees it needs or to establish its production capacity in a timely manner, it might be unable to fulfill orders for its products or meet its business plans. There can be no assurance that the Company will be able to effectively manage its anticipated growth.

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

     NEED FOR COMPATIBILITY WITH THE PRODUCTS OF THIRD-PARTY MANUFACTURERS OR POTENTIAL CUSTOMERS. The Company's success will depend in large part upon its ability to make its products compatible with the products of third-party manufacturers. The Company's products will be successful only if manufacturers redesign or modify their existing products to fully incorporate the Company's products and technologies. The Company's failure to make its products and technologies compatible with the products of third-party manufacturers, or the failure of potential customers to redesign or make necessary modifications to their existing products to accommodate the Company's products would significantly impair or preclude the Company’s ability to sell its products.

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

     DEPENDENCE ON ATTRACTING AND RETAINING KEY PERSONNEL. The success of the Company is largely dependent on the performance of its key employees, particularly Jiri K. Nor. Mr. Nor founded Astris and is the principal developer of Astris' alkaline fuel cell technology. Additionally, the Company is dependent on a small number of employees who have been with Astris for numerous years and who actually construct Astris' technological components and are familiar with its proprietary designs. Loss of the services of Mr. Nor or the failure to attract and retain additional key employees with necessary skills could have a material adverse impact upon the Company's growth and profitability. Competition for highly skilled management, technical, research and development and other employees is intense and the Company may not be able to obtain key person life insurance policies on any of its employees.

     RISKS INHERENT IN INTERNATIONAL OPERATIONS INCLUDING CURRENCY EXCHANGE RATE FLUCTUATIONS AND TARIFF REGULATIONS. A substantial portion of the Company's revenues is expected to be realized in currencies other than Canadian dollars. The Company's operating expenses are primarily paid in Canadian dollars. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company's results of operations. In particular, the Company may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar because the Company sells its products and services and receives investment in U.S. dollars. In addition, the Company does not intend to enter into any hedging or other similar agreements or arrangements to protect it against any of these currency risks. The Company may also be subject to tariff regulations and requirements for export licenses, particularly with respect to certain technologies, unexpected changes in regulatory requirements, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

     POSSIBLE DIFFICULTIES BY UNITED STATES PERSONS TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON THE COMPANY OR ITS DIRECTORS OR OFFICERS, OR TO REALIZE IN THE UNITED STATES UPON JUDGMENTS. The Company is an Ontario corporation with its principal place of business in Canada. Most of its Directors and Officers are residents of Canada and most of the assets of such persons and of the Company are located outside the United States. US Persons should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against the Company or its Officers and Directors predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or (ii) would enforce, in original actions, liabilities against the Company or its Officers and Directors predicated upon the United States federal securities laws or any such state securities or blue sky laws. Canadian courts can enforce such judgments but are not required to give “full faith and credit” to such judgments as would courts lying in separate United States jurisdictions. For instance, a Florida court would have to enforce a New York judgment, but a Canadian court can decide not to enforce a US judgment in Canada.

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

THE COMPANY HAS AUTHORIZED AN UNLIMITED NUMBER OF COMMON SHARES AND UP TO 10,000,000 PREFERRED SHARES OF SHARE CAPITAL. Under Canadian law the Company is able to issue an unlimited number of its common shares and up to 10 million preferred shares. The Company does not need the consent of its shareholders to issue these additional shares. Therefore, there is a high likelihood of dilution from the issuance of additional shares. The additional shares can be used to thwart a takeover attempt that the Board of Directors does not deem in the Company’s best interest, however the Company has not made any provision for issuing shares in that manner. The Company has not issued any preferred shares.

     VOLATILE AND LIMITED MARKET FOR THE COMPANY'S COMMON SHARES. The Company's Common Shares are not actively traded.  The Company's Common Shares began trading on the Over The Counter Bulletin Board Exchange (“OTC.BB”) on June 20, 2001.  The Common Shares traded in 2005 from a high of US$0.54 to a low of US$0.11 per share. The Common Shares are not presently publicly traded in Canada. There can be no assurance given that trading activity will increase investor recognition.

     APPLICATION OF THE SEC PENNY STOCK REGULATIONS AND RESTRICTIONS. The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than US$5.00 per share or an exercise price of less than US$5.00 per share. This is subject to certain exemptions based upon minimum assets or revenues. As of April 30, 2006, the closing bid and asked prices for the Common Shares were US$.19 and US$.21 per share. As a Penny Stock, the Company's Common Shares may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Penny Stock Rule. This Rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally defined as individuals with a net worth in excess of US$1,000,000 or annual incomes exceeding US$200,000, or combined annual income with spouse of US$300,000).  For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

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

IF AN EVENT OF DEFAULT OCCURS UNDER THE CONVERTIBLE DEBENTURE ISSUED TO CORNELL, IT COULD SERIOUSLY HARM OUR OPERATIONS. On April 10, 2006 we issued a secured convertible debenture to Cornell Capital LP. The debenture and related agreements contain numerous events of default which include:

•	failure to pay interest, principal payments or other fees when due;

•	breach by us of any material covenant or term or condition of the debenture or any agreements made in connection therewith;

•	breach by us of any material representation or warranty made in the debenture or in any agreements made in connection therewith;

•	default on any indebtedness exceeding, in the aggregate, $100,000, to which we or our subsidiaries are a party;

•	assignment for the benefit of our creditors, or a receiver or trustee is appointed for us;

•	bankruptcy or insolvency proceeding instituted by or against us and not dismissed within 30 days;

•	common stock suspension for 5 consecutive trading days o from a principal market; and

If we default on the debenture and the holder demands all payments due and payable, the cash required to pay such amounts would most likely come out of working capital, which may not be sufficient to repay the amounts due. In addition, since we rely on our working capital for our day to day operations, such a default on the note could materially adversely affect our business, operating results or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations. Further, our obligations under the debenture are secured by substantially all of our assets. Failure to fulfill our obligations under the debenture and related agreements could lead to loss of these assets, which would be detrimental to our operations.

THE RESTRICTIONS ON OUR ACTIVITIES CONTAINED IN THE CORNELL FINANCING DOCUMENTS COULD NEGATIVELY IMPACT OUR ABILITY TO OBTAIN FINANCING FROM OTHER SOURCES. For a period of 18 months after the date of issuance of the Cornell debenture, the Cornell financing documents restrict us from obtaining additional equity financing (including securities convertible or exchangeable into equity) without Cornell’s approval and subject to certain specified exceptions. To the extent that Cornell declined to approve a financing that does not otherwise qualify for an exception to the consent requirement, we would be unable to obtain such financing. Cornell’s right of first refusal could act as a deterrent to third parties which may be interested in providing us with financing or purchasing our equity securities. To the extent that such a financing is required for us to conduct our operations, these restrictions could materially adversely impact our ability to achieve our operational objectives.

THE CONVERSION OF THE SECURED CONVERTIBLE DEBENTURE AND THE EXERCISE OF WARRANTS WILL BE DILUTIVE TO OUR EXISTING STOCKHOLDERS. As of April 30, 2006, we had outstanding warrants to purchase a total of 16,580,359 shares of our common stock with exercise prices ranging from US$0.19 to US$1.20 per share. In addition, as of April 30, 2006 we had:
•	40,212,228 shares of common stock issued and outstanding, and
•
6.041,079 shares of our common stock issuable upon the conversion of the outstanding principal balance due on a secured convertible debenture in the remaining principal amount of $1,500,000 which was issued to Cornell Capital as of April 10 2006 based upon a fixed conversion price of $0.2483 share.

The conversion prices of the secured convertible debenture and the common stock purchase warrants to purchase an aggregate of 9,241,079 of our common stock issued or sold in connection with those transactions are all subject to adjustment in the event of stock splits and combinations, dividends or distributions, reclassifications or reorganizations, or in the event we issue or sell any additional shares of common stock or other securities which are convertible into common stock or common stock equivalents at a price less than the then current conversion price. In addition, remaining common stock purchase warrants currently outstanding to purchase an aggregate of 3,200,000 shares of our common stock are also subject to adjustment in the event of stock splits and combinations, dividends or distributions, reclassifications or reorganizations. As a result, the number of shares of our common stock into which the secured convertible debenture or the outstanding warrants are convertible may substantially increase based upon future events. We cannot predict with any certainty at this time, however, if any of these anti-dilution provisions will ever apply in the future to any of these securities and therefore we are unable to estimate the ultimate number of shares of our common stock which may be issuable upon the conversion of either the secured convertible debenture or the warrants.  The conversion of the secured convertible debenture and the exercise of outstanding warrants may materially adversely affect the market price of our common stock and will have a dilutive effect on our existing stockholders.

If Our Secured Convertible Debenture and Warrants is Converted into Common Stock, these Converting Stockholders Will Have Significant Voting Power, and They Will Have the Ability to Exert Substantial Influence Over Matters Requiring Stockholder Approval. Our secured convertible debenture and warrants are convertible into shares of our common stock. If all such securities are converted into common stock, the shares issued upon this conversion will total approximately 23% of our outstanding common stock, and will have the ability to exert substantial influence over all matters requiring approval of our stockholders, including the election and removal of directors, the approval of mergers or other business combinations, and other significant corporate actions. This ability to influence our affairs might be disadvantageous to our other stockholders.

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

The Company’s U.S. agent is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York City, New York, U.S.A. 10011.

B. BUSINESS OVERVIEW.

THE COMPANY'S PURPOSE

     The Company's mission is to become the leading provider of affordable fuel cells and fuel cell power generators. The Company’s near term priority is to achieve the required business partnerships and financing to successfully achieve manufacturing capability leading to commercialization. The Company’s business plan calls for commercialization within three years provided that adequate funding can be secured.

DESCRIPTION OF THE COMPANY'S BUSINESS ACTIVITIES

     Astris Energi Inc. is a Canadian (Mississauga, Ontario) company that since 1983 has been pioneering the development of alkaline fuel cells (“AFCs”) and AFC generators and now has a series of such power systems tested and ready for commercialization. While most fuel cell companies are targeting the eventual car-truck-bus market or large utility type generating stations, Astris has specialized, in one-to-ten kilowatt systems which we believe have tremendous global market potential and anticipated earlier adoption then the markets previously discussed. The company also anticipates linking modules together in larger units for larger applications.

     Since 1995, the Company has been engaged in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. Specifically, the Company's main focus has been to develop and market an AFC system which could be used to provide backup or off-grid power, portable power for small niche vehicles. In December 2004, the Company completed its second version of an operating golf car powered by its new Model E7 AFC fuel cell system and since 2004 tested the Model E8 Portable Power Generator that provides 2.4 kW for backup of off-grid power requirements.

    Working closely with the company's development and manufacturing subsidiary in the Czech Republic, the Company has completed a series of alkaline fuel cell generators including:

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

     The past three years have yielded progress for Astris in alkaline fuel cell technology. With prospects targeted, Astris has a series of systems ready for independent field tests.

Improvements towards automated manufacturing are required to both reduce costs and allow volume production. We expect to be able to commercially sell products within 36 months, as long as the necessary financing is available. There are no specific requirements for certification for the sale of fuel cells at this time. However, Astris participates in the workings of the CSC/IEC TC 105 (Canadian Sub-Committee to the International Electrotechnical Commission, Technical Committee 105) which has been set up to create such future standards. Astris will comply with all the relevant standards as they come into force. For specific applications standards that apply to certain fuel cell systems are of some interest such as: ANSI/CSA America FC 1-2004 American National Standard/CSA America Standard for Stationary Fuel Cell Power Systems, and ANSI/CSA America FC 3-2004 American National Standard/CSA America Standard for Portable Fuel Cell Power Systems.

Astris’ facilities comply with the NFPA 55 (National Fire Protection Association - U.S.) standard for handling gases (hydrogen). No part of this standard pertains to usage of hydrogen in the quantities used in Astris’ fuel cell products.

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

Currently, Astris Energi products fall into three categories. These categories are:

1.	Fuel Cell Modules such as the LABCELL™ LC50, LABCELL™ LC200 and POWERSTACK™ MC250

2.	Fuel Cell Systems such as models E1, E2, E3, E4B, E5, E6, E7 and E8

3.	Test Equipment such as TL5 Test Load, TL6 Test Load, TESTMASTER™ Data Acquisition and Control Software Suite and the QUICKCELL™ QC200

The state of commercialization is slightly different between the three different groups although products in all three categories have been sold to a variety of customers on a demonstration basis. Specifically sales from the three categories are summarized as follows:

1.
Fuel Cell Modules are available through a number of sales channels that include our direct channel (through our website at www.astris.caunder “ONLINE SALES”) and through a select number of resellers including the Fuel Cell Store. Current sales volumes of fuel cells are small but increasing.

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

The basis of the statement that AFCs are inherently more economical to produce than PEMFCs is based on three major cost items required for PEMFCs; platinum catalyst, expensive membrane (eg Nafion) and expensive graphite flow field plates that must be machined. Comparatively, the AFC system developed by Astris requires no platinum, replaces the membrane with a very inexpensive solution of potassium hydroxide and replaces graphite plates with inexpensive epoxy or plastic frames. All of the references listed above (among others) make statements to support the cost advantages of AFCs. Some of these statements are included here as supporting material (important items highlighted):

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

1.
“Alkaline hydrogen/air fuel cells have an operating voltage of about 0.8V at 300mAcm−2. Assuming that PEM fuel cells deliver 600mAcm−2 at 0.7V, this is a loss of 10-15% in efficiency.” Reference #4, pp 791

2.
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

In 2003 the Company unveiled a new, further optimized proprietary alkaline fuel cell stack, the POWERSTACK MC250 that could be used for fuel cell systems up to 10 kilowatts or more for use in uninterrupted power supplies, portable generators and small vehicles such as forklifts. The Company anticipates that such a fuel cell will be ready for commercial application within the next one to three years depending on funding.

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

The Company contracted Claude L. Rivoire, an internationally recognized fuel cell specialist, to lead the development of the Company’s pilot production facility. Mr. Rivoire has a track record in industrial automation, production technology and plant management, spanning the transportation industry (buses and industrial vehicles), the food and high-tech rubber industries and, since 1997, the fuel cell industry.

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

ASTRIS II GOLF CAR

The Astris II is the Company’s second-generation golf car. The new, faster golf car is powered by Astris’ recently completed 1.8kW, Model E7 AFC Generator, which gives Astris II double the power and double the acceleration of the original model which was the world’s first alkaline fuel cell powered golf car using hydrogen. In the first quarter of 2005, the Company sold its first Astris II. The intellectual property of the actual golf car belongs to the supplier from whom AEI bought the golf car, E-Z-Go. AEI simply bought the golf car and added its E8 generator to replace the existing battery engine.

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

     MODEL TL5 TEST LOAD is a monitor for fuel cells and batteries with a built-in microprocessor. It functions to briefly interrupt the current and take resistance-free cell readings up to 40 volts. TL5 has a maximum power dissipation of 100 watts.

MODEL TL6 TEST LOAD is a monitor for fuel cells and batteries with a built-in microprocessor. It functions to briefly interrupt the current and take resistance-free cell readings up to 40 volts. TL6 has a maximum power dissipation of ten times more than the TL5, up to 1,000 watts.

     TESTMASTER™ is a powerful, integrated software package designed for testing fuel cells and batteries. TESTMASTER performs all the tasks required for short-term or long-term testing of fuel cells or batteries, monitoring, control, data collection and storage, and graphical data representation.

     Astris s.r.o. produces and ships electrodes on behalf of the Company. The Company does not presently have any insurance on these products. Shipping insurance is obtained at the customer's request and expense. Astris s.r.o. does not maintain a substantial inventory of electrodes or fuel cells.

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

RESEARCH AND DEVELOPMENT

     AEI has been involved in fuel cell research since its formation in 1995. Over CDN$14 million has been expended since then.  AEI had entered into the 1995 acquisition with WLD to be in a better position to raise capital for additional research and development. As sufficient financing was not obtained as part of the AEI acquisition, some of the research and development activities in Canada were curtailed. Because labor costs are significantly lower in the Czech Republic than in Canada, and the capital needs of Astris s.r.o. for research and development activities are less than what would have been required in Canada, the Company's research and development on fuel cells had primarily been carried out in the Czech Republic, through the Company's wholly owned subsidiary, Astris s.r.o.

     Astris s.r.o. has been engaged in fuel cell research and development since 1992. Its current research and development efforts are primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells.  These research and development efforts have also been focused on reduction of production costs, improving product quality and consistency, and on identifying new features and innovations for future product development. Funds advanced from the Company for expenditures on manufacturing and research and development at Astris s.r.o. were approximately CDN$367,000 for 2005. For the years ended December 31, 2005, 2004 and 2003, the Company expended a total of approximately CDN$ 909,873, CDN$1,343,695 and CDN$1,229,184 on research and development. The research and development budget for 2006 is contingent upon the Company's ability to raise capital.

    The Company's research and development activities have been performed both at the Mississauga, Ontario headquarters and at the Astris s.r.o. facility in the Czech Republic. Of the research and development completed in Canada during 2005 the Company received or received notification of investment tax credit refunds of $283,900.

     The Company has also completed the initial research in the development of an advanced fuel cell stack design for systems of up to 25 kilowatts or larger for use in commercial buildings and automobiles. Such fuel cells will be developed initially as prototypes and will later be developed as commercial products.

     The Company's projected initial manufacturing and research and development budget for 2006 is CDN$1.6 million subject to financing. Such amount will be used to continue development and production of the POWERSTACK MC250 fuel cell power module. If less than CDN$2.5 million is obtained from financing, the Company will reduce its research and development budget and the development and production of the fuel cell power module will continue, albeit at a slower pace. If no adequate funding is secured, the research and development of the Company's fuel cell products will have to be deferred until such financing is in place.

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

The Company has copyright protection on its TL6 Testload, TL5 Testload and TESTMASTER™ software.

The alkaline fuel cell electrode technology which has been developed by the Company’s subsidiary, Astris s.r.o., is solely owned by Astris s.r.o. No other party has rights to the electrode technology developed by Astris s.r.o. The Company, which had 30% beneficial ownership of Astris s.r.o. prior to the acquisition effective January 2, 2005, has full ownership of Astris s.r.o and its technology. Revenues attributable to products that rely on the electrode technology of Astris s.r.o. were $182,030 in 2005, $84,011 in 2004 and $35,191 in 2003.

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

COMPETITION

     Fuel cells are a competitive business. Competition arises from other fuel cell companies and from entities engaged in offering existing conventional energy services. The Company competes with companies that are developing all types of fuel cells. While there are currently five basic types of fuel cell technologies (see "Description of Fuel Cells" above), the Company believes that AFCs and PEMFCs are the only fuel cells that are presently of competitive relevance for the relatively small power, stationary and portable applications that the Company intends to focus upon. This is because AFCs and PEMFCs normally operate at ambient temperatures (above 0 degrees Celsius to 100 degrees Celsius) and deliver kilowatts, which are more suited to meet the needs of small, off-grid applications. The Company constructs only AFCs. While both AFC and PEMFC fuel cells have potential environmental and efficiency advantages over traditional power sources, the Company believes that AFCs can be manufactured less expensively, more efficiently and more practically than PEMFCs in small-scale applications.

     Astris has essentially no competition in any application area using alkaline fuel cells where its 1 kilowatt to 10 kilowatt power systems are targeted. Other AFC companies in the early R&D stages include Apollo Energy Systems and Ovonic Fuel Cell Company. The Company is focusing on the potential market in back up and UPS applications of small-capacity fuel cells, as are other PEMFC fuel cell companies. There are several competitors in this market including Ballard Power Systems, Hydrogenics, Plug Power, Ida Tech, Hoku Scientific and Nuvera Fuel Cells. There are no barriers to Ballard, or any other known or unknown competitor of the Company, entering the market covering the industries that the Company is focusing on.

     Apart from specific market competition, the Company believes that AFCs have inherent advantages over PEMFCs, regardless of specific applications. AFCs use potassium hydroxide electrolyte, a chemically basic substance, while PEMFCs are chemically acidic, requiring platinum as a catalyst. They also use an expensive membrane as an electrolyte. In addition, AFCs have been scientifically proven to be 10% more energy-efficient than PEMFCs and offer a higher electricity yield from a given quantity of fuel. That is to say, while PEMFCs might be 40-50% efficient, AFCs are 50-60% efficient. This provides a significant advantage in terms of raw energy consumption and cost savings. In addition, AFCs are able to start instantly, without warm-up, even below freezing, to minus 30-40 degrees Celsius. PEMFCs can only operate above freezing from 0 degrees Celsius to 80 degrees Celsius unless a heating mechanism is added, causing significant loss of efficiency and extra cost.

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

D.  PROPERTY, PLANT AND EQUIPMENT (FIXED ASSETS).

     AEI has leased a 3,750 square foot industrial unit located at 2175 Dunwin Drive, Mississauga, Ontario, Canada for a period of one year ending October 31, 2006.  The minimum annual lease payments under the terms of the existing lease are CDN$34,800 to October 31, 2006, plus proportionate share of common costs.

Astris s.r.o. purchased an industrial building in the town of Vlasim, Czech Republic with approximately 8,000 square feet of manufacturing and office space on two floors.  The building is situated on a 1.5 acre lot, allowing for future expansion, if necessary. The net book value of the building is CDN$231,538 and the property is CDN$128,940.

     The Company believes that the present premises are suitable for its present requirements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following is a discussion of the results of operations and financial condition of the Company for the fiscal years ended December 31, 2005, 2004 and 2003.  The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.  Differences between Canadian GAAP and United States GAAP can be found in Note 16 of Item 17 of this filing.  This discussion should be read in conjunction with the consolidated financial statements and notes thereto forming a part of this annual report.

In 2003, the Company began expensing all employee stock-based compensation.

     The auditor report attached to the Company's audited financial statements note that the Company's ability to continue as a going concern is in substantial doubt. It is dependent on the ability of the Company to raise additional long-term financing, either from its own resources or from third parties, the successful commercialization of one or more of the Company's research projects, and attaining profitable operations.

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

REVENUE

For the year ended December 31, 2005, revenue from the sale of fuel cells and related products and contract work was $291,512 compared with $88,798 for the same period in 2004. The 328% increase in sales year over year was attributable to the sale of its first Astris II golf car in the first quarter, the E8 Generator, fuel cells and supporting test equipment and services to El.Ma in the fourth quarter. Sales of fuel cells and related products to unrelated parties in 2005 amounted to $53,019 to Canada, $10,381 to the Czech Republic and $228,112 to the rest of the world; in 2004 amounted to $7,508 to Canada, $4,310 to the Czech Republic and $76,980 to the rest of the world; in 2003, sales amounted to $7,008 to Canada, $45,901 to the Czech Republic and $14,961 to the rest of the world. The main source of revenue in 2004 was from the sale of fuel cells and an E8 generator.

EXPENSES

For the year ended December 31, 2005, expenses totaled $5,622,376, compared with $3,551,055 for the same period in 2004. The main increase was a one time accounting write off of $1,500,000 of the technology acquired by the Company on the purchase of Astris sro. Under US GAAP, the acquisition of this significant technology cannot be recognized as an asset. General and Administrative expenses were $2,537,127 in 2005 compared with $1,943,799 in 2004 due to an increase of approx. $290,000 in warrant and option expense reflecting the additional warrants and options issued to consultants to help the Company raise capital and find strategic business partners, an increase of $100,000 reflecting annual compensation to a director for financial consulting services, $110,000 in bonus to an officer and director and $98,000 in first time compensation to directors and board committee chairs.

Professional fees were $333,555 compared with $243,076 in 2004, reflecting the Company’s increased corporate activity, legal activity, accounting and compliance activity in conjunction with the Astris sro acquisition, the amalgamation of Astris Inc. and Astris Energi Inc. and the increased costs due to being a public company in the United States.

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

The significant increase in G&A expenses reflected stock option expensing, additions to management, higher consulting expenses to raise additional funding and the hiring of additional technical and administrative staff to support the fast growth of the Company.

Professional fees were $243,076 compared with $145,100 in 2003, reflecting the Company’s increased corporate activity, legal activity, accounting and compliance activity.

NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2005

The Company reported a net loss of $5,330,864 (a loss of $0.16 per share basic and diluted) for the year ended December 31, 2005, compared with a loss of $3,462,257 ($0.16 per share basic and diluted) in 2004. The increase in the loss primarily reflects the increased expenses due to the write off of the intangible technology asset, write off of Astris sro acquisition costs, increased compensation to consultants and additional warrant and option expense.

The Company reported a net loss of $3,462,257 (a loss of $0.16 per share basic and diluted) for the year ended December 31, 2004, compared with a loss of $2,206,969 ($0.12 per share basic and diluted) in 2003. The increase in the loss primarily reflects the increased expenses due to ramping up support for production.

As at December 31, 2005, the Company has non-capital loss carry forwards of approximately $8,357,000. If unused, the tax losses will expire as follows:

2006	$61,000
2007	$188,000
2008	$294,000
2009	$323,000
2010	$1,734,000
2014	$2,882,000
2015	$2,875,000

In addition, the company has undeductible scientific research and development expenditures amounting to $1,701,658, which have no expiry date.

B.  LIQUIDITY AND CAPITAL RESOURCES.

The Company had a restated operating cash flow deficit of $702,281 in 2005, compared with an operating cash flow deficit of $2,102,906 in 2004, compared with an operating cash flow deficit of $1,156,031 in 2003. The decrease is a result of the Company having to issue common shares in lieu of cash to continue operations and paying employees.

At 2005 year end, the Company had $982,494 of assets, and a shareholders’ deficiency of $228,456 compared to a shareholders’ equity of $253,294 in 2004 and compared to a shareholders’ deficiency of $135,975 in 2003.

The company plans to finance operations including pilot production through the continuing sale of fuel cells, related products and contract work, new business partnerships with early adopters of the fuel cell, and additional long-term financing through private placements.  The company additionally will capitalize on available government incentives for alternative energy development. Government incentives recoverable in 2005 amounted to nil compared to $199,586 in 2004 and nil in 2003.

The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products.

The Company does not have any off-balance sheet arrangements.

During 2005, the Company raised $493,350 through the convertible debenture below and the issuance of shares for options exercised. During 2004, the Company raised $2,076,041 through private placements of shares and warrants. During 2003, the Company raised $1,193,165 through private placements of shares and warrants.

On March 28, 2005, the Company announced that it had closed a convertible debenture financing for gross proceeds of CDN$420,000. The debenture was available for subscription to “Canadian accredited investors” only and included a coupon for 6%, payable in common shares upon conversion or maturity. Each debenture is convertible into Common Shares at a conversion rate that in no case shall be less than USD$0.20 or more than USD$0.70. Warrants may be issued to the debenture holders depending on the terms of a second larger equity financing. The debentures mature on December 10, 2005, 270 days from the date of issuance. Total net proceeds were CDN$378,000. Fraser Mackenzie Limited, for facilitating the funding, also received 156,000 broker warrants at CDN$0.27 exercisable until March 24, 2007. These debenture holders agreed to amend to the same terms of the Cornell Capital debenture below.

On April 12, 2006, the Company issued a press release announcing the completion of a One Million Five Hundred Thousand Dollars ($1,500,000) million financing (the “Financing”). The Company entered into a Securities Purchase Agreement (the “Agreement”) on April 10, 2006 with Cornell Capital Partners, LP, an institutional investor (the “Investor”), relating to the sale of One Million Five Hundred Thousand Dollars ($1,500,000) of secured convertible debentures (the “Convertible Debentures”), which will be convertible into shares (the “Conversion Shares”) of the Company’s common stock (the “Common Stock”) of which Seven Hundred Fifty Thousand Dollars ($750,000) was funded on April 18, 2006 (the “First Closing”) and Seven Hundred Fifty Thousand Dollars ($750,000) will be funded, assuming certain conditions are satisfied, two (2) business days prior to the date a registration statement (the “Registration Statement”) is filed, pursuant to the Registration Rights Agreement (hereinafter defined), with the United States Securities and Exchange Commission (the “SEC”), for a total purchase price of up to One Million Five Hundred Thousand Dollars ($1,500,000), (the “Purchase Price”). Pursuant to the Agreement, the Investor also received common stock purchase warrants (the “Warrants”) to purchase (i) 1,000,000 shares of the Company's common stock at an exercise price of $.30 per share (ii) 600,000 shares of the Company's common stock at an exercise price of $.20 per share and (iii) 1,600,000 shares of the Company's common stock at an exercise price of $.19 per share. The Company received net proceeds from the First Closing Six Hundred Seventeen Thousand Five Hundred Dollars ($617,500), which are to be used primarily for working capital purposes.

The Convertible Debentures have an initial conversion price of the lesser of (i) a price equal to $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily Volume Weighted Average Price of the Common Stock during the ten (10) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP per share and provides for anti-dilution protection (in certain circumstances). At the Fixed Conversion Price, the Convertible Debentures will be convertible into an aggregate of 6,041,079 shares of common stock. The Convertible Debentures bear interest at 10% per annum. Interest is payable in cash or, at the Company's option, in shares of common stock (the “Interest Shares”) provided certain conditions are satisfied. At any time after their respective issuance dates and prior to April 9, 2009, the Convertible Debentures may be redeemed at the election of the Company at the principal amount plus a redemption premium equal to 20% of the principal amount being redeemed, plus accrued but unpaid interest, subject to the satisfaction of certain conditions.

The Investor was granted a security interest in the assets of the Company and the assets of the Company's subsidiary, 2062540 ONTARIO INC.

The Warrants may be exercised for cash, as indicated above, and also contain a cashless exercise provision, which may be exercised in certain circumstances. The Warrants provide for anti-dilution protection in certain circumstances. The Warrants are exercisable for 1,000,000, 600,000 and 1,600,000 shares of Common Stock (the “Warrant Shares”), respectively, and if fully exercised for cash at the initial exercise price, the Warrant would yield approximately $724,000 of additional proceeds to the Company.

The Company has agreed to file a registration statement (the “Registration Statement”) with the SEC in order to register the resale of the shares issuable upon conversion of the Convertible Debentures and the shares issuable upon exercise of the Warrants.

Pursuant to the Securities Purchase Agreement, the Investor has certain rights to participate in future financings of the Company. In addition, subject to certain exceptions, so long as any of the Convertible Debentures are outstanding, the Company may not, without the prior written consent of the investor, issue shares of common stock or common stock equivalents.

Pursuant to the Securities Purchase Agreement, the Company and the Investor entered into a Share Escrow Agreement and an Irrevocable Letter of Instructions to the Company’s transfer agent (the “Transfer Agent”). Pursuant to the Share Escrow Agreement, the Irrevocable Letter of Instructions is being held by an escrow agent (“Escrow Agent”) and upon the occurrence of an “Event of Default” (as that term is defined in the Convertible Debentures) may be delivered to the Transfer Agent by the Escrow Agent directing the Transfer Agent to issue 34,500,000 shares of Common Stock to the Investor without any further action by the Company.

The Investor may not convert the Convertible Debentures or exercise the Warrant to the extent that, after giving effect to such conversion or exercise, as the case may be, the Investor would beneficially own in excess of 4.99% of the number of shares of common stock of the Company outstanding immediately after giving effect to such conversion or exercise, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Such limitation with respect to such conversion or exercise may be waived by the Investor upon not less than 65 days prior notice to the Company.

The offering, sale and issuance of the Convertible Debentures and the Warrants were effected pursuant to the exemption from registration provided by Rule 506 promulgated under the Securities Act of 1933, as amended. The Convertible Debentures and Warrants have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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

As with most technology companies, Astris needs to conserve as much cash as practical while maintaining its operations for the core R&D work. It does have a need for other functions such as raising financing, office expenses, rent, legal and audit fees, investor relations etc. As noted in our Statement of Cash Flow, we use equity to pay non related parties who bring financial expertise, consulting and certain professional fees. The company uses cash to pay its engineers, which are the heart of the company’s research and development activities; also its daily administrative staff such as the administrative assistants and the bookkeepers; also certain operating expenses for which shares are not usually accepted such as rent, office supplies, travel, etc.

We use options to pay non employees who provide services to us. Also all of our senior management have been willing to support the company through accepting part cash and part equity for their services provided.

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

On October 19, 2004, the company announced that it signed a Cooperation Agreement with Italy’s Electronic Machining s.r.l. (El.Ma.). El.Ma. is a privately held company with offices and technical development facilities in Rovereto, Trento, Italy. El.Ma. has particular interest in the development of alkaline fuel cells for stationary and distributed generation of electrical power. Their fuel cell and hydrogen usage R&D is funded by the Provincia Autonoma di Trento, which is committed to the development of these technologies with an eye to early market opportunities in Europe. As well, El.Ma. specializes in research and advancement of manufacturing processes, an expertise applicable to Astris’ current AFC production line initiative. Under the terms of the agreement, Astris will licence the use of its AFC technology and market its products and consulting services to El.Ma. All goods and services provided by Astris will be purchased by El.Ma. El.Ma will apply its research and manufacturing expertise to the development of Astris technology in the areas of production. Any intellectual property resulting from the execution of the agreement will be owned exclusively by Astris. The agreement has an initial term of 3 years, extension upon mutual consent. Either party can terminate upon 60-day written notification to the other party. Astris may terminate immediately if El.Ma is in breach of the agreement and does not remedy within 15-days. Compensation in the amount of 50,000 stock options in the Company was issued to Energie Rinnovabili Italia srl for assisting in co-ordinating the agreement with El.Ma. Astris earned approx. $200,000 in revenue from El.Ma to date.

On February 24, 2005, the Company announced that it signed a non-exclusive Teaming Agreement with Plasma Environmental Technologies Inc. (PET) (TSXV: PE) of Burlington, Ontario for the development of a real-world installation utilizing PET’s hydrogen-producing waste processing system and Astris’ AFC technology. There was no compensation paid to any party for this agreement. The agreement has an initial term of 5 years with the potential for an additional 5 years upon mutual consent. The agreement may be terminated upon 30-day written notification by either party.

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

On August 4, 2005, the Company announced that Astris s.r.o., the wholly owned European subsidiary of Astris Energi Inc., received a grant from the Ministry of Industry and Trade (MPO) of the Czech Republic. The funding will be used to subsidize Astris’ fuel cell development efforts at its Czech based subsidiary.

The amount of funding is approx. 8,750,000 Czech Korunas (CZK) or approx. USD $0.4 million against anticipated program spending of 17,500,000 CZK or approx. USD$0.8 million over the next 2 ½ years. Every USD $1 spent in the Czech Republic is comparable to at least USD $5 spent in North America due to the lower working and living costs in the Czech Republic.

Currently it is the largest fuel cell grant ever awarded by the MPO in the Czech Republic, it is indicative of the growing global government support for fuel cells. The work will be carried out by the Astris scientific team in cooperation with several leading academic and industrial institutions, including the Institute of Macromolecular Chemistry of the Academy of Sciences of Czech Republic, and the Department of Chemical Technology of University of Pardubice.

On November 23, 2005, the Company signed an agreement with Tropical S.A. in Greece, whereby Tropical becomes a reseller for Astris' alkaline fuel cell power generator products, fuel cells and test equipment.

The purpose of this Reseller arrangement is to enable Tropical to demonstrate and make available Astris products primarily within the Greek market. Tropical S.A., Athens, Greece, is a leading organization in Renewable Energy and Hydrogen Technologies markets. The agreement may be terminated by either party with 30 day notice for any reason. Initial orders under the reseller agreement are expected to be forthcoming in the near future.

On October 26, 2005, the Company hired Ardour Capital Investments LLC (“Ardour”) as its exclusive financial advisor. For a 24 month engagement, Ardour will receive 1,250,000 common shares of Astris stock. Ardour is also entitled to 7% commission on any funds raised through them.

D.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     See "Research and Development" in Section 4.

E.  TREND INFORMATION.

Independent researchers forecast that fuel cells will prove to be a transformational technology, once remaining cost, technical and public acceptance hurdles are overcome.

The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:

•	Capital available to fund further development of technology

•	The level of government commitment to develop a clean energy economy, which currently is greater in Europe, Japan and Canada than in the U.S.

•	The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

There are a number of factors contributing to growing demand for fuel cells, including:

•	Increasing demand for reliable power accentuated by power blackouts of recent years

•	Deregulation of power markets and introduction of competition

•	Environmental/political concerns

•	Developing regions without power grids

•	Geographic considerations/remote power

•	Distributed power generation; and

•	Increasing price of oil

CONTRACTUAL OBLIGATIONS

There are no contractual obligations to be disclosed.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

     The following table sets forth the name, age and office held with the Company as of April 30, 2006 and the period during which such person has served as a Director, Executive Officer and/or senior management.

Name	Age	Office Held	Director Since
Jiri K. Nor	66	President, Chief Executive Officer and Director	1996

Arthur Laudenslager (1)	79	Director	2003

Anthony Durkacz	30	Vice President Finance and Director	2003

Gary G. Brandt	47	Director	2005

Brian Clewes (1) (2)	47	Director	2004

Michael Liik (2)	46	Director	2004

Peter Nor	35	Vice President Marketing	Not a Director

Notes:

(1)	Members of the Company's Audit Committee.
(2)	Members of the Company’s Compensation Committee.

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

Gary G. Brandt is a senior business leader with extensive cross-industry and cross-border experience in alternative energy, telecommunications, and technology.   From 2001 to 2005, he was CFO of Hydrogenics Corporation, a hydrogen and PEM fuel cell technology company based in Toronto.   During his tenure, the Company completed a fully marketed equity offering that raised US $62 million with excellent participation from US institutional investors.   As well, the Company completed three acquisitions, including the acquisition of Stuart Energy for US $120 million. Prior to his position at Hydrogenics, Mr. Brandt was CFO of Colorado-based @Link Networks, Inc.   Mr. Brandt completed his Bachelor of Commerce (Honours) Degree at Queen's University, Kingston, Ontario and his Masters of Business Administration at York University, Toronto. Mr. Brandt is currently the Vice President of Corporate Development at SatCon Technology Corporation.

Brian D. Clewes is a twenty-year veteran of the insurance industry, he is currently a principal since 1983 in Clewes & Associates Life Insurance Consultancy Inc., the largest supplier of benefits consulting services to Ontario Chartered Accounting firms.   Mr. Clewes is an outstanding entrepreneur with solid connections in the angel financing community.

Michael Liik, P. Eng, MBA is currently President of Liikfam Holdings Inc., an investment/venture capital company. He has a record of investing in and leading both early-stage and high-growth Canadian public companies including Cymat Corp. and Slater Steel. He brings to the Board extensive merchant banking skills to assist in raising investment financing for Astris' next stage of development.

Peter K. Nor, P.Eng, MBA, is the son of Jiri Nor and is a professional engineer with experience in both technical marketing and research and development.  He has professional experience as a Network and Business Planner for Nortel Networks and as a Research Council Officer at the Institute for Aerospace Research of the National Research Council-Canada. Mr. Nor joined Astris in 2004.

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

(1) Paid in Cash

	2005	2004	2003
Macnor Corp (Note 1)	66,665	115,279	101,610

Fortius Research & Trading (Note 2)	15,000	47,500	3,437
Total	81,665	162,779	105,047

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

Note 2. Fortius Research & Trading Corporation is an Ontario Corporation owned and controlled by Anthony Durkacz, an Officer and Director of Astris.

(2) Paid in Shares

In 2003, we issued to related parties 412,825 common shares for a value of $266,246 for consulting services and expense reimbursements rendered to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Macnor Corp(Note 1)	79,815	52,000
Director - Gordon Emerson	188,220	115,079
Director - David Ramm	3,500	2,604
Fortius Research & Trading(Note 2)	141,290	96,563
Total	412,825	266,246

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

Note 2. Fortius Research & Trading Corporation is an Ontario Corporation owned and controlled by Anthony Durkacz, an Officer and Director of Astris.

In 2005, we issued to related parties, 5,000,000 shares for the purchase of 2062540 Ontario Inc. for a value of $1,955,000; 1,160,803 shares for professional services for a value of $284,666; 125,000 shares to repay a liability worth $26,150; 719,873 shares for consulting services for a value of $168,437; and 3,415 shares for expense recovery for a value of $1,205. These shares and amounts were issued to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Macnor Corp (Note 1)	6,285,803	2,265,816
Fortius Research and Trading (Note 2)	327,269	72,500
Liikfaam Holdings (Note 3)	392,604	95,937
Director - A. Laudenslager	3,415	1,205
Total	7,009,091	2,435,458

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

Note 2. Fortius Research & Trading Corporation is an Ontario Corporation owned and controlled by Anthony Durkacz, an Officer and Director of Astris.

Note 3. Liikfam Holdings is an Ontario Corporation owned and controlled by Michael Liik, a Director of Astris.

Directors

(3) Currently, the compensation arrangement for the Directors is as follows:
I.	Attendance for each Board Meeting attended $1,000
II.	Chairman of the audit committee 35,000 shares
III.	Member of the audit committee 20,000 shares
IV.	Member of the Compensation committee 20,000 shares

The Company does not have any pension plan, retirement or similar plan for its Executive Officers or Directors. Michael Liik is compensated $8,333 per month billed through Liikfam Holdings Inc., an Ontario Corporation, for financial consulting services.

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

On October 22, 2004, the Board of Directors passed a resolution authorizing an amendment to a stock option plan dated September 25, 2001 and amended October 30, 2002 increasing the number of shares available in the plan by 2,600,000 shares, to a total of 5,100,000 shares.  The amendment was adopted by the Company’s shareholders at its annual and special meeting of shareholders held on October 22, 2004.  On Oct 12, 2005, the Board of Directors received approval from shareholders at the Annual General Meeting to increase the common shares available for the Company’s Stock Option Plan by 2,000,000. All features of the plan remain unchanged.

(6) Options and Warrants outstanding as at April 30, 2006

The following table outlines the options and warrants that are outstanding as of April 30, 2006 of the directors and senior management or their affiliates of the Company:

Name	Number of Shares	Exercise Price	Expiry
Gary Brandt	200,000	US$ .15	07/19/10
Gary Brandt (3)	200,000	US$ .15	07/19/10

Jiri Nor	300,000	US$0.24	11/12/06
Jiri Nor (3)	200,000	US$ 0.15	07/19/10
Macnor Corp.	5,000,000	CDN$1.06	01/27/08

Michael Liik (1)	500,000	US$0.36	12/11/09
Michael Liik (3)	200,000	US$ .15	07/19/10
Liikfam Holdings Inc. (2)	500,000	US$0.37	12/09/07

Peter Nor	100,000	US$0.36	12/06/09
Peter Nor (3)	200,000	US$ .15	07/19/10

Brian Clewes (3)	200,000	US$0.15	07/19/10

Anthony Durkacz	250,000	US$0.20	07/22/07
Anthony Durkacz (3)	200,000	US$ .15	07/19/10

H. David Ramm (3)	200,000	US$0.15	07/19/10
H. David Ramm	250,000	US$0.50	09/09/08

Arthur Landenslager (3)	200,000	US$0.15	07/19/10

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

3. Option to vest upon completion of a successful raise of $3 million in equity financing for the Corporation.

C.  BOARD PRACTICES.

     The Board of Directors may consist of from three to ten members, and currently consists of six members. Each Director is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The next annual meeting is expected to take place sometime in June 2006.

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

     Gary Brandt, Arthur Laudenslager and Brian Clewes are members of the Company's Audit Committee. Michael Liik and Brian Clewes are members of the Company’s Compensation Committee. There are no additional committees of the Board.

D.  EMPLOYEES.

     AEI presently has three officers and seventeen other employees, including one general manager, six technical experts, four lab technicians, one accountant, two bookkeepers, one office administrator, one office assistant and two labourers. Job descriptions for employees in small, entrepreneurial companies such as the Company tend to be rather flexible, but clearly the principal role of the General Manager is to oversee the progress of the current projects to ensure they are completed satisfactorily, on budget and on time. The present employees are not represented by a labor union. The Company considers its relationship with its employees to be satisfactory.

E.  SHARE OWNERSHIP.

     The following table lists, as of April 30, 2006, the beneficial share holdings (see (4)) in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

Name	Options, Warrants or Agreements Vested	Directly Owned	Total Owned included Vested Amounts	Percent of Class
Gary Brandt	200,000(6)	53,428	253,428	*
Jiri K. Nor (1)	5,300,000(6)	9,683,825	14,983,825	32.08%
Brian Clewes		256,818	256,818	*
Arthur Laudenslager (2)		230,903	230,903	*
Michael Liik (4)	400,000(6)	455,896	855,896	1.83%
Anthony Durkacz (3)	250,000(6)	668,367	918,367	1.97%
H. David Ramm	250,000(6)	60,945	310¸945	*
Peter Nor	100,000(6)	0	100¸000	*

All Executive Officers and Directors as a group (5)	6,500,000	11,410,182	17,910,182	38.34%

* Denotes less than 1%

(1)	Includes (i) 2,127,907 Common Shares held by Jiri K. Nor and (ii) 7,555,918 Common Shares held by Macnor Corp. (iii) 5,000,000 warrants held by Macnor Corp. (iv) 300,000 options held by Jiri Nor

(2)	Includes (i) 230,903 Common Shares held by Arthur Laudenslager

(3)	Includes (i) 159,528 Common Shares by Anthony Durkacz and (ii) 508,839 Common Shares by Fortius Research and Trading Corp.

(4)
Includes (i) 89,142 Common shares held by Michael Liik and (ii)366,754 Common shares by Liikfam Holdings inc. (iii) 200,000 options held by Michael Liik (iv) 200,000 warrants held by Liikfam Holdings Inc.

(5)
All the individuals included in the table above are beneficial owners as defined in General Instruction F to this form 20-F. Each person in the above table either owns or has the right to acquire the common shares within 60 days by options, warrants or other agreement.

(6)           Options and Warrants vested as at April 30, 2006

The following table outlines the options and warrants exercisable into common shares of the Company that are outstanding as of April 30, 2006 of the directors and senior management or their affiliates:

Name	Number of Shares	Exercise Price	Expiry
Gary Brandt	200,000	US$0.15	07/19/10

Jiri Nor	300,000	US$0.24	11/12/06

Macnor Corp.	5,000,000	CDN$1.06	01/27/08

Peter Nor	100,000	US$0.36	12/06/09

Michael Liik	200,000	US$0.36	12/11/09
Liikfam Holdings Inc.	200,000	US$0.37	12/09/07

H. David Ramm	250,000	US$0.50	09/09/08

Anthony Durkacz	250,000	US$0.20	07/22/07

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED AND NON-RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

     The following table lists, as of April 30, 2006, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

Name of Beneficial Owner	Amount and Nature of Class	Percent

Jiri K. Nor (1)	14,983,825	32.08%

(1) Includes (i) 2,127,907 Common Shares held by Jiri K. Nor and (ii) 7,555,918 Common Shares held by Macnor Corp. (iii) 5,000,000 warrants held by Macnor Corp. (iv) 300,000 options held by Jiri K. Nor

     There has been significant change in the percentage ownership held by the major shareholder during the past three years due to dilution incurred by private placements, the issuance of Common Shares to reduce debt and the issuance of common shares for the acquisition of Astris s.r.o.

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

B.  RELATED PARTY TRANSACTIONS.

(1) Astris s.r.o.;

The Company acquired 100% of the ownership (increased from 30% ownership) in Astris s.r.o., a Czech Republic company on January 27, 2005. The results of its operations from the effective date of January 2, 2005 are fully consolidated with the results of the parent company. In prior years, this investment in Astris s.r.o. was accounted for on the equity basis. As the Company’s share of losses was in excess of the original investment, the investment was written down to nil in a prior year.

The Company regularly subcontracts portions of its research and development activities to s.r.o. To facilitate these activities, the Company advances funds to them. In addition, the Company sells its products to s.r.o., as required. As at December 31, 2005, any funds advanced to Astris s.r.o. since acquisition and any trade receivables and payables have been eliminated on consolidation. The table below summarizes the balances with s.r.o. for the years ended December 31, 2004 and 2003:

	2004	2003

As at December 31:

Balance of funds paid included in prepaid expenses and deposits	$-	$30,000
Included in payables and accruals	588	137,480

Year ended December 31:

Total funds advanced	700,000	416,000
Sales	-	45,901
Purchases included in research and development	$563,108	$729,800

The funds advanced to s.r.o. were for operating expenses, the purchase of land and a building as well as equipment for the new electrode production facility.

(2) Amounts owing to Directors and Officers:

Payables and accruals as at December 31, 2005 include the following amounts:

Entity	Position in Company	Amount 2005	Amount 2004	Amount 2003

Anthony Durkacz	Director & Officer	$ 34,596	$ 17,441	$ 29,735
Arthur Laudenslager	Director	20,358	-	-
Brian Clewes	Director	25,465	-	-
David Ramm	Director	10,000	-	-
Fortius Research and Trading	Controlled by A.D.	31,125	1,043	26,750
Gary Brandt	Director	8,698	-	-
Jiri Nor	Director & Officer	61,915	-	8,125
Liikfam Holdings Inc.	Controlled by M.L.	26,750	-	-
Macnor Corp.	Controlled by J.N.	102,720	13,826	24,266
Michael Liik	Director	14,512	-	-
Peter Nor	Officer	6,971	-	-
		$343,110	$ 32,310	$ 88,876

(3) Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:

Entity	Position in Company	Amount 2005	Amount 2004	Amount 2003

Gary Brandt	Director	$ 8,698	$ -	$ -
Brian Clewes	Director	25,465	-	-
Anthony Durkacz	Director & Officer	10,000	-	-
Fortius Research and	Director
Trading	Controlled by A.D.	112,500	100,000	100,000
Arthur Laudenslager	Director	19,768	-	-
Liikfam Holdings Inc.	Controlled by M.L.	118,750	-	-
Macnor Corp. re Jiri Nor	Controlled by J.N.	315,998	166,279	143,331
Macnor Corp re Peter Nor	Controlled by J.N.	120,000	93,455	10,279
Michael Liik	Director	14,511	-	-
Jiri Nor	Director & Officer	10,000	-	-
David Ramm	Director	10,000	-	-
		$765,690	$359,734	$253,610

(4) Agreements with Macnor Corp

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

(5) Agreement with Fortius Research and Trading

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

(6) Agreement with Liikfam Holdings Inc.

Liikfam Holdings Inc. has an agreement with Astris. Liikfam bills Astris Energi Inc. quarterly for services provided at the rates approved by the Astris Board or its Compensation Committee from time to time. Liikfam is presently paid CDN $8,333 per month plus expenses at cost by Astris for the services of Michael Liik. Payment is in the form of common shares and could change depending on the success of his efforts to raise financing for the Company. The agreement may be terminated by either party with a 30-day notice.

(7)	Debenture Transaction with Directors and Advances from Related Parties

At year end December 31, 2003, the Company owed CDN$100,000 in principal and CDN$21,000 of accrued interest to Mr. Blenkarn, a Former Director (CDN$8,400), Mr. Crawford (CDN$4,200) and Mr. Nor (CDN$8,400), as payment for advances made by them to the Company under the terms of a debenture, dated September 30, 1996. The amount owed was secured and bore interest at twelve percent (12%) per annum. Mr. Blenkarn, Mr. Crawford and Mr. Nor agreed that they would not demand repayment of the principal and interest until after January 1, 2005. The amount owed was collateralized by a lien on all of the assets and business of Astris Inc. On August 4, 2004, the debenture and all accrued interest was repaid in full by the issuance of 260,175 common shares of the Company. The shareholders released the security on the liability. During 2004, the following amounts were expensed as interest to these shareholders:

J. Nor	$2,800	(2003 - $4,800)
D. Blenkarn	$2,800	(2003 - $4,800)
G. Crawford	$1,400	(2003 - $2,400)

Advances from related parties at December 31, are summarized as follows:

	2005	2004	2003

Advances from directors	$-	$-	$-
Debenture due to shareholders	-	-	100,000

	$-	$-	$100,000

C. NON-RELATED PARTY COMMON STOCK TRANSACTIONS.

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

Non-related parties   48,470 shares

On October 28, 2003, the Corporation agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price at US$0.55 per share:

Non-related parties   43,960 shares

On December 16, 2003, the Corporation agreed to settle obligations owing to certain individuals and companies.  The following shares were issued at a price at US$0.43 per share:

Non-related parties   11,000 shares

During the four quarters of 2004, the company issued shares of common stock to settle obligations owing by the Company to certain individuals and companies as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual

Total Non-Related Parties	306,040	136,092	565,535	721,205	1,728,872

During the four quarters of 2005, the company issued shares of common stock to settle obligations owing by the Company to certain individuals and companies as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual

Total Non-Related Parties	261,350	1,113,757	2,373,045	557,775	4,305,927

D. INTERESTS OF EXPERTS AND COUNSEL.

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     Reference is made to Item 17 for a list of all financial statements and notes related thereto filed as part of this Annual Report.

A.6. EXPORT SALE DISCLOSURE

In 2005, the Company had export sales in the amount of $238,493. In 2004, the Company had export sales in the amount of $81,290.  In 2003, the Company had export sales in the amount of $60,862.

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

ITEM 9. THE OFFER AND LISTING.

MARKETS AND PRICE HISTORY OF THE COMPANY'S STOCK.

     As of April 30, 2006, the Company had approximately 267 stockholders of record for its Common Shares and 40,212,228 Common Shares were issued and outstanding. The Company believes that there are a considerable number of beneficial holders of the Common Shares, as a substantial number of Common Shares are held of record by principal depositories in Canada and the United States. As at April 30, 2006, the shareholder list showed 265 registered shareholders holding a total of 13,778,194 Common Shares, 7,653,061 Common Shares in the name of Cede & Co and 18,780,973 Common shares in the name of CDS & Co (the depository in Canada).

     The Common Shares were previously traded in Canada on the Canadian Dealing Network (CDNX), but presently has an inactive listing on the CDNX. Since June 20, 2001, the Company's Common Shares have been posted for trading on the O.T.C. Bulletin Board under the symbol ASRNF. The quarterly high and low prices for the past two fiscal years are tabulated below:

2004	High	Low

First	$.61	$.49
Second	.53	.39
Third	.57	.32
Fourth	.51	.37

2005	High	Low

First	.40	.24
Second	.30	.12
Third	.54	.13
Fourth	.22	.11

The following table sets forth the high and low market prices for each of the past 4 months:

Month 2006	High, US$ /share	Low, US$ /share

January	.18	.13
February	.16	.13
March	.16	.11
April	.29	.14

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

F.  DIVIDENDS AND PAYING AGENTS

     Not Applicable.

G.  STATEMENT BY EXPERTS

     Not Applicable.

H.  DOCUMENTS ON DISPLAY

     The Company is subject to the informational requirements for foreign private issuers under the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports on Form 20-F and 6-K with the United States Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Copies of the materials may be obtained from the Public Reference Room at prescribed rates. The public may obtain information on the operations of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF  PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended(the "Exchange Act"), the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer and President and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005. In designing and evaluating the Company's disclosure controls and procedures, the Company and its management recognize that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their desired control objectives. Additionally, in evaluating and implementing possible controls and procedures, the Company's management was required to apply its reasonable judgment. Furthermore, in the course of this evaluation, management considered certain internal control areas, including those discussed below, in which we have made and are continuing to make changes to improve and enhance controls. Based upon the required evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2005, the Company's disclosure controls and procedures were effective (at the "reasonable assurance" level mentioned above).

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

ITEM 16.

A.           AUDIT COMMITTEE FINANCIAL EXPERT

Members of the Audit Committee have broad financial experience which has been gained in a variety of disciplines including investment banking, supervision of finance functions and general management, and the Board is satisfied that collectively they have the requisite financial skills and expertise to enable them fully to carry out their responsibilities. However, the Board considers that no individual member of the committee qualifies as a “financial expert” within the terms of the definition set out in the Sarbanes-Oxley Act of 2002. All current members of the Audit Committee are independent.

ITEM 16B.    CODE OF ETHICS

    The Company's Code of Ethics is attached hereto as Exhibit 14.1

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended 2005, 2004 and 2003, the audit fees were CDN$28,200, CDN$22,000 and CDN$50,000.  For the year ended 2005 and 2004, the audit-related fees for the principal accountants were CDN$42,545 and CDN$nil.  For the year ended 2005 and 2004, the tax related fees for the principal accountants were CDN$nil and CDN$nil.  The Company’s audit committee’s pre-approval of audit fees is discussed in advance with the principal accountant and the audit committee. If there are any adjustments, they are approved by the audit committee.

ITEM 16D.    EXEMPTIONS FROM LISTING THE STANDARDS FOR AUDIT COMMITTEES.

    Not Applicable.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

The following documents are filed as Attachment A hereto and are included as part of this Form 20-F.

ASTRIS ENERGI INC. CONSOLIDATED FINANCIAL STATEMENTS

Description of Document:

Auditors' Report for the year ended December 31, 2005.
Auditors’ Report for the year ended December 31, 2004.
Auditors’ Report for the year ended December 31, 2003.
Consolidated Balance Sheets for the year ended December 31, 2005, 2004 and 2003.
Consolidated Statements of Loss and Deficit for the years ended December 31, 2005, 2004 and 2003.
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.
Notes to Consolidated Financial Statements for the year ended December 31, 2005, 2004 and 2003.

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

3.8* Articles of Amendment for Kayty Inc., filed December 7, 1994 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.9* Articles of Amendment for WLD Inc., filed July 4, 1995 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.10* By-Laws of Astris Energi Inc., dated April 12, 1996.

4.1* Astris Energi Inc. Stock Option Plan, dated June 2000.

4.2* Form of Convertible Debenture Document with Cornell Capital Partners, LP, dated April 10, 2006.

4.3* Warrant number CCP-001 to Cornell Capital Partners, LP dated April 10, 2006.

4.4* Warrant number CCP-002 to Cornell Capital Partners, LP dated April 10, 2006.

4.5* Warrant number CCP-003 to Cornell Capital Partners, LP dated April 10, 2006.

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

10.12* Co-operation agreement with El.ma, dated October 15, 2004.

10.13* Consulting Agreement with Liikfam Holdings, dated December 10, 2004.

10.14* Purchase and Escrow Agreement between Astris Energi Inc., Macnor Corporation and 2062540 Ontario Inc. dated January 20, 2005.

10.15* Teaming Arrangement with Plasma Environmental Technologies Inc., dated February 23, 2005.

10.16* Agreement with First Energy Advisors, dated May 22, 2003.

10.17* Assignment of technology to Astris Energi Inc. from Macnor Corporation, dated July 25, 2005.

10.18* Form of Convertible Debenture document, dated March 24, 2005.

10.19* Securities Purchase Agreement with Cornell Capital Partners LP, dated April 10, 2006.

10.20* Investor Registration Rights Agreement with Cornell Capital Partners LP, dated April 10, 2006.

10.21* Security Agreement with Cornell Capital Partners LP, dated April 10, 2006.

10.22* Security Agreement between 2062540 Ontario Inc. and Cornell Capital Partners LP, dated April 10, 2006.

10.23* Share Escrow Agreement with Cornell Capital Partners LP, dated April 10, 2006.

10.24* Irrevocable Transfer Agent Instructions between Equity Transfer Services, Inc., Cornell Capital Partners LP and Astris Energi Inc.

14.1 Code of Ethics

23.1 AUDITORS’ CONSENT

31.1 and 31.2 302 CERTIFICATION

32.1 SECTION 906 CERTIFICATION
99.1* WHISTLEBLOWER POLICY

* Previously filed. Otherwise all other exhibits filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASTRIS ENERGI INC.

By:	/s/ Jiri K. Nor
President and Chief Executive Officer
Date: May 18, 2006

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Financial Statements
(Canadian Dollars)
December 31, 2005, 2004 and 2003

ASTRIS ENERGI INC.
(A Development Stage Company)

INDEX

December 31, 2005

PAGE
INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS

Consolidated Balance Sheets - Statement I	2

Consolidated Statements of Operations and Deficit - Statement II	3

Consolidated Statements of Cash Flows - Statement III	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	5 - 44

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
ASTRIS ENERGI INC.
(A Development Stage Company)

We have audited the consolidated balance sheets of ASTRIS ENERGI INC. as at December 31, 2005, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years then ended and the period December 31, 1995 (date of inception of development stage company) through December 31, 2005. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company, as at December 31, 2005, 2004 and 2003, and the results of its operations and cash flows for each of the years then ended and the period December 31, 1995 (date of inception of development stage company) through December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario	Chartered Accountants
April 20, 2006	/s/ Danziger & Hochman

Comments by Auditors for U.S. Readers on Canada - United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statement and when there is a correction of an error in the application of accounting principles, such as those described in Note 3 relating to prior year’s financial statements. Our report to the Board of Directors and Shareholders dated April 20, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Toronto, Ontario	Chartered Accountants
April 20, 2006	/s/ Danziger & Hochman

ASTRIS ENERGI INC.	Statement I
Consolidated Balance Sheets
(A Development Stage Company)
As at December 31, 2005, 2004 and 2003
(Canadian Dollars)

	2005	2004	2003
ASSETS
CURRENT
Cash	$27,857	$178,351	$347,785
Receivables	114,300	3,544	1,000
Inventory	13,657	-	-
Prepaid expenses and deposits	168,509	10,118	37,206
Investment tax credits refundable	-	199,586	-
Goods and services tax receivable	41,838	27,387	16,120
Pre-acquisition costs	-	48,190	-
	366,161	467,176	402,111
Property, plant and equipment (note 4)	603,848	36,446	33,124
Technology and patent costs	12,485	5,502	-
	$982,494	$509,124	$435,235
LIABILITIES
CURRENT
Payables and accruals	$773,094	$255,830	$399,140
Deposits on shares	-	-	72,070
Deferred revenue	17,856	-	-
Convertible debenture (note 10)	420,000	-	-
	1,210,950	255,830	471,210
Long term
Advances from related parties (note 5)	-	-	100,000
	1,210,950	255,830	571,210
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (note 7)	10,030,096	6,227,074	3,343,853
CONTRIBUTED SURPLUS (note 7)	4,062,739	3,016,647	2,048,342
DEFICIT ACCUMULATED DURING
DEVELOPMENT STAGE - Statement II	(14,321,291)	(8,990,427)	(5,528,170)
	(228,456)	253,294	(135,975)
	$982,494	$509,124	$435,235

Description of Business and Going Concern (note 1)
Commitments (note 11)

{See accompanying notes.}

ASTRIS ENERGI INC.	Statement II
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
For the Years Ended December 31, 2005, 2004 and 2003 and December 31, 1995 through December 31, 2005
(Canadian Dollars)

	2005	2004	2003	From Inception Dec. 31, 1995 to Date
REVENUE
Sales	$291,512	$88,798	$67,870	$783,902
EXPENSES
Research and development	909,873	1,343,695	1,229,184	4,730,581
General and administrative	2,537,127	1,943,799	880,585	6,243,629
Professional fees	333,555	243,076	145,100	1,211,509
Interest to related parties	-	7,000	12,000	116,329
Debenture interest and financing costs	83,538	-	-	83,538
Amortization	73,113	13,485	7,970	218,530
Write off of technology	1,500,000	-	-	1,500,000
Acquisition costs	185,170	-	-	372,915
	5,622,376	3,551,055	2,274,839	14,477,031
NET (LOSS) FOR THE YEAR	(5,330,864)	(3,462,257)	(2,206,969)	($13,693,129)
DEFICIT, BEGINNING OF YEAR AS
PREVIOUSLY REPORTED	(8,990,427)	(5,528,170)	(3,242,557)
PRIOR PERIOD ADJUSTMENTS (note 3)	-	-	78,644
DEFICIT, BEGINNING OF YEAR AS
PREVIOUSLY RESTATED	(8,990,427)	(5,528,170)	(3,321,201)

DEFICIT, END OF YEAR	($14,321,291)	($8,990,427)	($5,528,170)
NET (LOSS) PER COMMON SHARE,
BASIC AND DILUTED (note 7)	($0.16)	($0.16)	($0.12)

{See accompanying notes.}

ASTRIS ENERGI INC.	Statement III
 (A Development Stage Company)
 Consolidated Statements of Cash Flows
 For the Years Ended December 31, 2005, 2004 and 2003 and December 31, 1995 through December 31, 2005
 (Canadian Dollars)

	2005	2004	2003	From Inception Dec. 31, 1995 to Date
OPERATING ACTIVITIES
Loss for the year	($5,330,864)	($3,462,257)	($2,206,969)	($13,693,129)
Items not requiring cash
Write off of technology	1,500,000	-	-	1,500,000
Depreciation and amortization of capital assets	73,113	13,485	7,970	164,609
Amortization and write-off of goodwill	21,972	-	-	553,336
Consulting and professional fees paid in capital stock to non-related parties	1,235,824	890,097	136,122	2,549,514
Consulting fees paid in capital stock to related parties	554,308	360,360	266,247	1,646,421
Options and warrants issued to non-employees	718,242	319,061	131,063	1,160,065
Stock based compensation to employees	58,391	105,962	188,377	352,730
(Loss) on sale of marketable securities	-	-	-	(414,737)
Other	-	-	-	221,524
Net change in non-cash working capital balances related to operations (note 8)	466,733	(329,614)	321,159	787,174
	(702,281)	(2,102,906)	(1,156,031)	(5,172,493)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(69,206)	(16,807)	(15,357)	(134,690)
Cash acquired on purchase of Astris sro	87,091	-	-	87,091
Astris sro pre-acquisition costs written off	48,190	(48,190)	-	48,190
Proceeds on sale of marketable securities	-	-	-	514,735
Purchase of other assets	(7,638)	(5,502)	-	(61,330)
	58,437	(70,499)	(15,357)	453,996
FINANCING ACTIVITIES
Issuance of convertible debenture	420,000	-	-	420,000
Advances from related parties	-	-	-	(115,819)
Deposit on shares	-	(72,070)	72,070	-
Issuance of warrants	-	537,167	395,845	1,506,268
Issuance of common shares on options
exercised	73,350	1,538,874	797,320	2,784,623
	493,350	2,003,971	1,265,235	4,695,072
NET INCREASE (DECREASE) IN CASH	(150,494)	(169,434)	93,847	(23,425)

CASH, BEGINNING OF YEAR	178,351	347,785	253,938	-
Cash balance of Astris Inc. on acquisition	-	-	-	51,282

CASH, END OF YEAR	$27,857	$178,351	$347,785	$27,857

Note 17 – Supplemental Disclosure of Cash Flows Information
{See accompanying notes.}

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

1.	DESCRIPTION OF BUSINESS AND GOING CONCERN

Astris Energi Inc. (the “Company”) designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. The Company is based in Mississauga, Canada.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications. To date, the Company has not earned significant revenues and is considered to be in the development stage.Currently the Company has two projects under development at its Canadian division and two at its Czech Republic division.

a)  Canadian Division

(i)	POWERSTACK MC250 Project

The POWERSTACK MC250 project represents fuel cell stack improvement in several aspects of AFC technology. The POWERSTACK MC250 is at a pre-commercial stage. The Company started a pilot production line of the POWERSTACK MC250 in 2004.

The Company has expensed $3,061,828 as at December 31, 2005 (2004 - $1,984,263) (2003 - $1,127,862) in connection with this project and no amounts have been capitalized or deferred to date.

(ii)	E8 Generator Project

The E8 generator project uses the POWERSTACK MC250 to produce 2.4 kW of nominal rated power. The E8 generator is ready to be installed in demonstration and pilot applications.

The Company has expensed $1,049,069 as at December 31, 2005 (2004 - $963,897) (2003 - $298,810) in connection with this project. The Company has sold two E8 generators on a demonstration basis to a potential OEM and a potential reseller. There is no assurance that there will be future revenues from either party.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

1.            DESCRIPTION OF BUSINESS AND GOING CONCERN  (continued)

b)    Czech Republic Division

(i)  Verification of electrode production technology.
The Company has expensed $177,227 to date on this project as at December 31, 2005 in connection with this project.

(ii)  Research and Development of fuel cells with a liquid electrolyte
The Company has expensed $207,331 to December 31, 2005 in connection with this project.
This project has been grant assisted by the Czech Government (Ministry of Industry and Trade of the Czech Republic) in the amount of $137,000 which amount was netted against the related expenses. Drawing of this grant is subject to a special audit report to be completed subsequently.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses and during 2005, utilized $702,281 (2004 -$2,102,906) (2003 - $1,156,031) of cash in operations. At December 31, 2005, the Company reported a deficit of $14,321,291 and continues to expend cash amounts that significantly exceed revenues. These conditions cast substantial doubt on the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including an investment from an institutional investor. Nevertheless, there is no assurance that these initiatives if undertaken will be successful.

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

2.             SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Effective January 1, 2005, the Company, Astris Energi Inc., and its wholly-owned subsidiary, Astris Inc. were amalgamated to streamline administrative functions. The amalgamated Company continues with the same name as the parent company.

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP’) and reflect the accounts of the parent company and its holding company 2062540 Ontario Inc. which holds all the outstanding shares of its foreign subsidiary, Astris sro. Astris s.r.o. was acquired on January 27, 2005. All intercompany transactions and balances have been eliminated on consolidation.

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Change in Accounting Estimate for Amortization Expense

Effective January 1, 2005, the company has adopted a new amortization policy across all its operating divisions on a go forward basis. The rates noted below reflect this new policy.

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES  (continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the estimated useful lives of these assets on a straight line basis, except as noted, calculated as follows:

Building	40 years
Office furniture and Fixtures	10 years
Machinery and Equipment	5 years
Leasehold Improvements	Term of the lease

In the event that the future undiscounted net cash flows relating to these long lived assets are less than their carrying amounts, they are written down to fair value. Such impairment loss is reflected in operations in the year of impairment.

Inventory

Inventory is valued at the lower of cost or market value. Cost is determined on a first in first out basis.

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

Investment tax credits and government grants received toward these costs are netted against the related expenses. Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not. Government grants are recognized when collected.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES  (continued)

Income Taxes

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

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

Financial instruments

The Company uses no Financial Instruments.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers, the regular review of their credit limit and a requirement of a substantial deposit from the customer prior to beginning production of a major order.

The Company is exposed to risks arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
 (Canadian Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES  (continued)

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

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non- monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is deferred and shown as a currency translation adjustment in shareholders’ equity until charged against earnings when the investment in the operation is reduced.

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
December 31, 2005, 2004 and 2003
(Canadian Dollars)

3.            PRIOR PERIOD ADJUSTMENTS

The financial statements of 2002 and prior years have been restated to reflect the following errors identified therein and change in accounting policy, summarized as follows:

	A	B	C	D	E	F	Total
Increase (decrease) in deficit as at January 1, 2002	$342,899	$-	$12,000	$(12,776)	$(31,56)	$(315,287)	$4,710

Increase (decrease) in loss for the year ended December 31, 2002	83,354	-	-	-	-	-	83,354

Increase (decrease) in deficit as at January 1, 2003	$426,253	$-	$12,000	$(12,776)	$(31,546)	$(315,287)	$78,644

A)
The Company was not previously accounting for the expense associated with the granting of stock options to non-employees as payment for services received. Under Canadian generally accepted accounting principles, the Company should have been expensing stock options granted to non- employees since its fiscal year beginning January 1, 2002. As a result of correcting this accounting error, there was an increase in loss for the year ended December 31, 2002 and an increase in contributed surplus as at December 31, 2002 of $83,354. In addition, the Company has voluntarily elected to change its accounting policy with respect to stock options granted to non- employees as payment for services received prior to January 1, 2002. As a result of this change in accounting policy, there was an increase in deficit and an increase in contributed surplus as at January 1, 2002 of $342,899.

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

3.          PRIOR PERIOD ADJUSTMENTS  (continued)

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

4.          PROPERTY, PLANT AND EQUIPMENT

	2005 Cost	2005 Accumulated Amortization	2005 Net Book Value
Property, Plant and Equipment
Land	$128,940	$-	$128,940
Building	238,328	6,790	231,538
Machinery and equipment	243,420	30,183	213,237
Furniture and fixtures	38,198	8,065	30,133
Leasehold improvements	10,939	10,939	-
	$659,825	$55,977	$603,848

 ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

4.            PROPERTY, PLANT AND EQUIPMENT

	2004 Cost	2004 Accumulated Amortization	2004 Net Book Value
Property, Plant and Equipment
Office furniture and equipment	$54,226	$23,277	$30,949
Leasehold improvements	10,939	5,442	5,497
	$65,165	$28,719	$36,446

	2003 Cost	2003 Accumulated Amortization	2003 Net Book Value
Property, Plant and Equipment
Office furniture and equipment	$37,419	$11,980	$25,439
Leasehold improvements	10,939	3,254	7,685
	$48,358	$15,234	$33,124

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

5.	RELATED PARTY TRANSACTIONS AND BALANCES
(a) Astris sro

The Company acquired 100% of the ownership (increased from 30% ownership) in Astris sro, a Czech Republic company on January 27, 2005. The results of its operations from the effective date of January 2, 2005 are fully consolidated with the results of the Parent company. Details of the transaction are more fully summarized in note 15 to these financial statements. In prior years, this investment in Astris sro was accounted for on the equity basis. As the Company’s share of losses was in excess of the original investment, the investment had been written down to nil in a prior year.

The Company regularly subcontracts portions of its research and development activities to Astris sro. To facilitate these activities, the Company advances funds to them. In addition, the Company sells its products to Astris sro, as required. As at December 31, 2005, any funds advanced to Astris sro since acquisition and any trade receivables and payables have been eliminated on consolidation. The table below summarizes the balances with sro for the years ended December 31, 2004 and 2003:

	2004	2003

Balance of funds paid included in prepaid expenses and deposits	$-	$30,000
Included in payables and accruals	$588	$137,480
Total funds advanced	$700,000	$416,000
Sales	$-	$45,901
Purchases included in research and development	$563,108	$729,800

 The funds advanced to sro in 2004 were for operating expenses, the purchase of land and a building and equipment for the new electrode production facility.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

5.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(b)	Amounts owing to Directors and Officers

Payables and accruals as at December 31, 2005 include the following amounts:

Entity	Position in Company	Amount 2005	Amount 2004	Amount 2003
Anthony Durkacz	Director& Officer	$34,596	$17,441	$29,735
Arthur Laudenslager	Director	20,358	-	-
Brian Clewes	Director	25,465	-	-
David Ramm	Director	10,000	-	-
Fortius Research and Trading	Controlled by A.D.	31,125	1,043	26,750
Gary Brandt	Director	8,698	-	-
Jiri Nor	Director & Officer	61,915	-	8,125
Liikfam Holdings Inc.	Controlled by M.L.	26,750	-	-
Macnor Corp.	Controlled by J.N.	102,720	13,826	24,266
Michael Liik	Director	14,512	-	-
Peter Nor	Officer	6,971	-	-
		$343,110	$32,310	$88,876

All payables and accruals arose from consulting fees charged during the year.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

5.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c) Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:

Entity	Position in Company	Amount 2005	Amount 2004	Amount 2003
Gary Brandt	Director	$8,698	$-	$-
Brian Clewes	Director	25,465	-	-
Anthony Durkacz	Director & Officer	10,000	-	-
Fortius Research and	Director
Trading	Controlled by A.D.	112,500	100,000	100,000
Arthur Laudenslager	Director	19,768	-	-
Liikfam Holdings Inc.	Controlled by M.L.	118,750	-	-
Macnor Corp. re Jiri Nor	Controlled by J.N.	315,998	166,279	143,331
Macnor Corp re Peter Nor	Controlled by J.N.	120,000	93,455	10,279
Michael Liik	Director	14,511	-	-
Jiri Nor	Director & Officer	10,000	-	-
David Ramm	Director	10,000	-	-
		$765,690	$359,734	$253,610

(d)  Interest expensed to Directors and Officers

The following amounts were expensed as interest to directors:

	2005	2004	2003
Jiri Nor	$-	$2,800	$4,800
Don Blenkarn	$-	$2,800	$4,800
Gerald Crawford	$-	$1,400	$2,400

On May 26, 2003 the Board of Directors approved a compensation package for a senior executive whereby he would receive commission on funds raised through First Energy Advisors. The commission schedule is as follows: 5% paid on the first $1 million, 4% on the second $1 million, 3% on the third $1 million, 2% on the fourth million and 1% on all money raised afterward. During the year, a Senior Executive was paid $Nil (2004 - $51,140) (2003 -$29,735).

This senior executive was not re-appointed as a Director at the Shareholder Meeting held on October 22, 2004. At a Board Meeting subsequent to the year-end, the Board terminated this compensation package.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
 (Canadian Dollars)

5.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(e) Related Party Transactions

Advances from related parties at December 31, are summarized as follows:

	2005	2004	2003

Debenture due to shareholders	$-	$-	$100,000

The debenture due to shareholders was secured by a fixed and floating charge on all of the assets and business of Astris Inc. and bore interest at 12% per annum. Near the end of July 2004, the debenture plus interest accrued was completely paid to the shareholders by the issuance of 260,175 common shares. The shareholders released the security on the liability.

6.             INCOME TAXES

The Company has non-capital tax losses carried forward of approximately $8,357,000. If unused, these tax losses will expire as follows:

2006	61,000
2007	188,000
2008	294,000
2009	323,000
2010	1,734,000
2014	2,882,000
2015	2,875,000

In addition, the Company has non-deductible scientific research and development expenditures amounting to $1,701,658 which have no expiry.

Investment tax credits recorded during the year as a reduction of expenses aggregated to $283,900; (2004 - $192,870); (2003 - $172,959).

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

6.	INCOME TAXES (continued)

The Company’s computation of future income tax recovery is as follows:

	2005	2004	2003
Loss before income taxes	(5,330,864)	(3,462,257)	(2,206,969)
Statutory income tax rate	36.12%	36.12%	35.12%
Income tax recovery at statutory rate	(1,925,50)8	(1,250,567)	(775,088)
Non-deductible expenses	138,919	125,285	114,832
Effect of income tax rate changes on future income taxes	-	-	59,360
Change in valuation allowance and other items	1,786,589	1,125,282	600,896

Income tax expense	$-	$-	$-

Components of the Company’s net future income tax assets are:

Non capital losses ($8,357,000 x 0.3612)	$3,018,548	$1,968,179	$982,658
Scientific research and development expense ($1,701,658 x 0.3612)	614,639	549,175	273,234
Valuation allowance	(3,633,187)	(2,517,354)	(1,255,892)

Net future income tax asset	$-	$-	$-

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

a)	Share capital

Share capital consists of the following:

Authorized (see note below)
Unlimited common shares
10,000,000 preferred shares

Issued and outstanding

	2005 Common Shares		2004 Common Shares		2003 Common Shares
	Number	$Value	Number	$Value	Number	$Value
Issued at January 1	26,316,551	$6,227,074	19,230,425	$3,343,853	16,106,403	$2,525,239
Issued during year in exchange for acquisition of Astris s.r.o.	5,000,000	1,955,000	-	-	-	-

In exchange for consulting and professional fees and expenses from non-related parties	4,305,927	1,294,214	1,728,872	890,096	209,082	136,122
In exchange for consulting and professional fees and expenses from related parties	1,884,091	454,308	586,592	332,360	412,825	266,247
In repayment of advance from directors	125,000	26,150	293,751	128,000	45,500	20,400
For cash	275,000	73,350	4,476,911	1,532,765	2,456,615	395,845
	11,590,018	3,803,022	7,086,126	2,883,221	3,124,022	818,614
Balance as at December 31	37,906,569	$10,030,096	26,316,551	$6,227,074	19,230,425	$3,343,853

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

The weighted average number of shares outstanding during 2005 is 33,656,293 (2004 - 21,106,312 ;2003 - 17,818,830). These figures are used for purposes of calculating the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted loss per share as the effect would be anti-dilutive.

At the Company’s Annual Meeting held on October 22, 2004, an amendment was passed increasing the authorized capital of the corporation to an unlimited number of common shares.

No preferred shares have been issued.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)	Common stock issued to settle obligations of the Company to directors, officers and former director of the Company.

In 2003, the Company issued 412,825 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

Name	Date	Number of Shares	$ Value of Shares	Services Performed
Macnor Corp.	Jan. 10, 2003	26,775	12,000	Professional services MC250
	May 8, 2003	14,640	12,000
	July 16, 2003	18,200	13,000
	Oct. 28, 2003	20,200	15,000
	Total	79,815	52,000

G. Emerson	Jan. 10, 2003	76,620	35,245	Consulting/Administration
	Jan. 10, 2003	23,190	10,654
	May 8, 2003	49,015	40,190
	May 8, 2003	9,145	7,500
	July 16, 2003	10,500	7,500
	Aug. 11, 2003	2,100	1,490
	Aug. 11, 2003	17,650	12,500
	Total	188,220	115,079

D. Ramm	Oct. 28, 2003	3,500	2,604	Managing Director
	Total	3,500	2,604

Fortius Research and Trading	Jan. 10, 2003	20,600	9,231	Finance Consulting
	May 8, 2003	30,490	25,000
	July 16, 2003	35,000	25,000
	Oct. 28, 2003	20,200	15,000
	Dec. 16, 2003	35,000	22,332
	Total	141,290	96,563

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

In 2004, the Company issued 880,343 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

Name	Date	Number of Shares	$ Value of Shares	Services Performed
Macnor Corp.	Jan. 28, 2004	17,565	15,000	Professional services
	April 30, 2004	50,986	36,455	regarding MC250
	July 23, 2004	92,855	39,000
	Oct. 7, 2004	42,430	27,000
	Dec. 6, 2004	62,427	27,000
	Total	266,263	144,455

G. Emerson	Jan. 28, 2004	34,820	29,735	Consulting/Administration
	April 30, 2004	35,985	25,729
	July 23, 2004	420	175
	Oct.l 7, 2004	13,650	8,679
	Dec. 6, 2004	33,157	17,125
	Total	118,032	81,443

D. Ramm	Jan. 26, 2004	9,515	8,125	Managing Director
	April 30, 2004	11,365	8,125
	July 23, 2004	19,345	8,125
	Oct. 7, 2004	12,770	8,125
	Dec. 6, 2004	4,450	1,922
	Total	57,445	34,422

Fortius Research and Trading	Jan. 28, 2004	17,565	15,000	Finance Consulting
	July 23, 2004	29,765	12,500
	Oct. 7, 2004	19,650	12,500
	Dec. 6, 2004	28,900	12,500
	Total	95,880	52,500

J. Nor	Feb. 2, 2004	6,715	4,800	Expense Recovery
	April 30, 2004	6,715	4,800
	July 27, 2004	104,070	41,600
	Total	117,500	51,200

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Name	Date	Number of Shares	$ Value of Shares	Services Performed
G. Crawford	Jan. 28, 2004	3,358	4,435	Expense
	Feb. 2, 2004	5,195	2,400	Recovery
	April 30, 2004	3,358	2,400
	July 23, 2004	2,145	900
	Oct. 7, 2004	22,315	14,900
	July 27, 2004	52,035	20,800
	Dec. 6, 2004	1,387	600
	Total	89,793	46,435

D. Blenkarn	Feb. 2, 2004	6,715	4,800	Expense
	April 30, 2004	6,715	4,800	Recovery
	July 27, 2004	104,070	41,600
	Total	117,500	51,200

A. Laudenslager	Oct. 27, 2004	17,930	11,405	Expense
	Total	17,930	11,405	Recovery

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

In 2005, the Company issued 7,009,091 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

Name	Date	Number of Shares	$ Value of Shares	Services Performed
Macnor Corp.	Jan. 25, 2005	5,000,000	1,955,000	Sale of 2062540 Ontario Inc. to the Company
	April 5, 2005	34,015	12,000	Marketing services by P. Nor
	April 5, 2005	42,519	15,000	Professional services by J. Nor
	June 28, 2005	125,000	26,150	Repayment of liability
	June 28, 2005	246,969	51,666	Professional services by Jiri and Peter Nor
	August 2, 2005	378,000	110,000	Bonus to Jiri Nor
	Sept. 30, 2005	287,062	60,000	Professional services by J. Nor
	Sept. 30, 2005	172,238	36,000	Marketing services by P. Nor
	Total	6,285,803	2,265,816

Fortius Research and Trading	April 5, 2005	28,346	10,000	Finance/Consulting
	June 28, 2005	119,503	25,000
	Sept. 30, 2005	179,420	37,500
	Total	327,269	72,500

Liikfam Holdings	April 5, 2005	93,681	33,437	Finance/Consulting
	June 28, 2005	119,503	25,000
	Sept. 30, 2005	179,420	37,500
	Total	392,604	95,937

A. Laudenslager	April 5, 2005	3,415	1,205	Expense Recovery
		7,009,091	2,435,458

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

c) Contributed surplus consists of the following:

	2005	2004	2003
Contributed surplus, beginning of year	$3,016,647	$2,048,342	$-
Prior period adjustments	-	-	931,582
Options issued for consulting and professional fees paid to non-related	-	-	131,063
Options issued to employees	21,144	105,962	188,377
Options issued to related parties	215,030	227,411	-
Warrants issued on acquisition of Astris sro	254,000	-	-
Warrants issued with private placements	-	537,167	797,320
Warrants issued to related parties	-	91,655	-
Warrants issued to non-related parties	482,068	-	-
Proceeds on issuance of warrants to related parties	-	6,110	-
Remaining value of loan repaid by issuance of shares to a director	73,850	-	-
Contributed surplus, end of year	$4,062,739	$3,016,647	$2,048,342

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
December 31, 2005, 2004 and 2003
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
December 31, 2005, 2004 and 2003
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

Pursuant to subscription agreements dated July 26 - 28, 2004, with certain accredited investors as defined under the laws of the province of Alberta, Canada and the United States, the Company issued as a private placement 1,694,167 units comprised of one common share and one common share purchase warrant each, for an aggregate purchase price of $660,725. The common share purchase warrants are exercisable up to December 31, 2005, each entitling the holder to purchase one common share at $0.50 (U.S.) per share.

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

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

During 2005, there were no shares issued for cash (except for the exercise of options noted below)

e) Stock option plans

The Company has stock option plans for its employees and consultants who are regarded as integral to the progress of the Company and its operations. Options are normally issued as a bonus on employment or are tied into performance related compensation. Performance related compensation includes completion of research and development projects within specific timeframes and budget, achieving financial targets on behalf of the Company or introduction/referral/completion of business agreements or arrangements. In general, the minimum vesting requirement of options issued is one year. The maximum term of options is five years from the grant date. Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

On October 22, 2004, the Board of Directors passed a resolution authorizing an amendment increasing the maximum number of common shares for issuance under the Company’s Stock Option Plan to 5,100,000.

On October 12, 2005, the Board of Directors received approval from shareholders at the Annual General Meeting to increase the common shares available for the Company’s Stock Option Plan by 2,000,000.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(i)	Stock options granted

For the year ended December 31, 2003, stock options were granted as follows under the Company’s Stock Option Plan:

To employees, 30,000 at a price of $0.62 (U.S.) expiring November 17, 2008.
To a consultant, 200,000 at a price of $0.50 (U.S.) expiring July 30, 2004
To a consultant, 100,000 at a price of $0.57 (U.S.) expiring December 1, 2008
To a director, 250,000 at a price of $0.50 (U.S.) expiring December 1, 2008

For the year ended December 31, 2004, stock options were granted as follows under the Company’s Stock Option Plan:

To employees, 149,170 at a price of $0.35 (U.S.) expiring December 16, 2009.
To consultants, 154,670 at a price of $0.35 (U.S.) expiring December 16, 2009.
To an officer, 100,000 at a price of $0.36 (U.S.) expiring December 6, 2009.
To a director, 500,000 at a price of $0.36 (U.S.) expiring December 11, 2009 subject to certain conditions

For the year ended December 31, 2005, stock options were granted as follows under the Company’s Stock Option Plan:

To one director, 200,000 at a price of $0.15 (US) expiring July 19, 2010
To all directors, 1,400,000 at a price of $0.15 (US) expiring July 19, 2010 subject to certain conditions
To an officer, 200,000 at a price of $0.15 (US) expiring July 19, 2010
To employees, 225,000 at a price of $0.15(US) expiring November 4, 2010
To a consultant, 25,000 at a price of $0.15(US) expiring November 4, 2010

(ii)	Stock Options exercised

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.            SHARE CAPITAL AND CONTRIBUTED SURPLUS  (continued)

For the three months ended December 31, 2004, one non-related party exercised 580,000 options at $0.30 (U.S.) for total proceeds of $219,358. One director exercised 62,500 options for $0.25 for total proceeds of $15,625.

On January 21, 2005, Gordon Emerson exercised 125,000 options at $0.17 (U.S.) for proceeds of $31,250.

On November 26, 2005, Jiri Nor exercised 150,000 options at $0.24 (U.S.) for proceeds of $42,100.

(iii)	Stock options expired or forfeited ( See table in (e) (v))

(iv)	Stock option valuation

Stock options issued are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.60%, expected life of between 1 year and 5 years, expected volatility of 112%, closing rate of exchange on the issue date and no dividends.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(v) Summary Table

	Options For Common Shares	Weighted Average Exercise Price U.S.$
Balance, January 1, 2003	3,625,000	0.30

Options granted in 2003	580,000	0.52
Options exercised in 2003	(600,000)	0.22
Options terminated in 2003	(250,000)	0.4

Balance, December 31, 2003	3,355,000	0.34

Options granted in 2004	903,840	0.36
Options exercised in 2004	(1,002,500)	0.29
Options forfeited or terminated in 2004	(312,500)	0.44

Balance, December 31, 2004	2,943,840	0.35

Options granted in 2005	2,050,000	0.15
Options exercised in 2005	(275,000)	0.27
Options forfeited or terminated in 2005	(675,000)	0.39

Balance, December 31, 2005	4,043,840	0.25

(vi) Exercisable Date and Weighted Average Exercise price by Year

	Options For Common Shares	Weighted Average Exercise Price U.S.$
Exercisable at December 31, 2003	2,775,000	0.30
Exercisable at December 31, 2004	2,343,840	0.35
Exercisable at December 31, 2005	1,943,840	0.31

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(vii) Weighted Average Remaining Contractual Life

The following table summarizes information about the Company’s stock options outstanding as at December 31, 2005

Exercise Price U.S.$	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life in Years	Weighted Average Share Price U.S.$	Number Exercisable December 31, 2005	Weighted Average Share Price U.S.$

0.15 – 0.25	2,635,000	3.89	0.16	1,035,000	0.18
0.26 – 0.50	1,028,840	3.57	0.37	528,840	0.39
0.50 – 0.62	380,000	2.77	0.53	380,000	0.53

	4.043,840	3.70	0.25	1,943,840	0.31

f) Common share purchase warrants

As at December 31, 2003, the Company had a total of 4,746,615 common share purchase warrants issued. These warrants have expiry dates ranging from September 2004 to November 2007. The weighted average exercise price of the warrants was $0.63 (U.S.).

As at December 31, 2004, the Company had a total of 8,524,476 common share purchase warrants issued. These warrants have expiry dates ranging from February 2005 to December 2007. The weighted average exercise price of the warrants was $0.68 (U.S.).

On January 27, 2005, the Company issued 5,000,000 warrants to Macnor Corporation, a company controlled by Jiri Nor, in partial payment for the purchase by the Company of 2062540 Ontario Inc. which owns 70% of the Company’s Czech affiliate, Astris sro. Of these 2,000,000 warrants have a strike price of $ 0.90 (Can) and expire January 27, 2008; 2,000,000 warrants have a strike price of $1.10 (Can) and expire January 27, 2008 and 1,000,000 warrants have an exercise price of $1.30 (Can) and expire January 27, 2008.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

2,750,744 warrants were issued in 2003 as follows:

	Issue Date	Expiry Date	Number of Warrants	Exercise Price
Recipient
The Taylor Made Mgmt Corp.	May 9, 2003	Feb. 20, 2006	625,000	U.S.$0.50
PSSI Paralegal Support Services	July 30, 2003	July 30, 2004	500,000	Expired
PSSI Paralegal Support Services	July 30, 2003	July 30, 2006	500,000	U.S.$1.00
Dympna Carroll	Sept. 12, 2003	Sept. 12, 2006	384,615	U.S.$0.85
Donal Carrol	Sept. 25, 2003	Sept. 25, 2006	169,500	U.S.$1.00
The Taylor Made Mgmt Corp. – A	Dec. 29, 2003	Sept. 29, 2004	50,000	Expired
The Taylor Made Mgmt Corp. – B	Dec. 29, 2003	Dec. 29, 2006	282,100	U.S.$1.00
PSSI Paralegal Support Serv.	Dec. 30, 2003	Jan. 21, 2007	239,529	U.S.$1.00

			2,570,744

Closing balance at December 31, 2003 = 4,746,615 warrants
4,386,232 warrants were issued in 2004 as follows:

	Issue Date	Expiry Date	Number of Warrants	Exercise Price
Recipient
The Taylor Made Mgmt Corp.-A	March 31, 2004	Oct. 1, 2005	651,450	Expired
The Taylor Made Mgmt Corp.-B	March 31, 2004	April1, 2007	651,450	U.S.$1.00
PSSI Paralegal Support Services	March 26, 2004	March 26, 2007	236,035	U.S.$1.00
The Taylor Made Mgmt Corp.-A	March 31, 2004	Oct. 1, 2005	104,500	U.S.$0.80
The Taylor Made Mgmt Corp.-B	March 31, 2004	March 1, 2007	104,500	U.S.$1.00
The Taylor Made Mgmt Corp.-A	June 30, 2004	June 30, 2007	79,630	U.S.$0.80
Michael Wright	July 27, 2004	Dec. 31, 2005	200,000	Expired
Alternate Energy Corp.	July 27, 2004	Dec. 31, 2005	1,000,000	Expired
Donal Carrol	July 27, 2004	Dec. 31, 2005	140,000	Expired
Phillip Patterson	July 27, 2004	Dec. 31, 2005	10,000	Expired
The Taylor Made Mgmt Corp.-A	July 27, 2004	Dec. 31, 2005	344,167	Expired
Belcor Development Corporation	Oct. 1, 2004	Sept. 30, 2007	88,900	U.S.$0.90
Belcor Development Trust	Oct. 1, 2004	Sept. 30, 2007	88,900	U.S.$0.90
Phillip Patterson	Oct. 8, 2004	Sept. 30, 2007	20,000	U.S.$0.90
Belcor Development Corporation	Dec. 3, 2004	Dec. 3, 2007	166,700	U.S.$0.60
Liikfam Holdings Inc.	Dec. 9, 2004	Dec. 9, 2007	500,000	U.S.$0.37

			4,386,232

Closing balance as at December 31, 2004 = 8,524,476 warrants.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

10,156,000 warrants were issued in 2005 as follows:

	Issue Date	Expiry Date	Number of Warrants	Exercise Price
Recipient
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.75
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.92
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	1,000,000	U.S. $1.08
Fraser McKenzie	Mar. 24, 2005	Mar 24, 2007	156,000	U.S.$0.23
New Century Capital Consultants	Aug. 02, 2005	Sept. 02, 2005	1,000,000	Expired
New Century Capital Consultants	Aug. 02, 2005	Nov. 02, 2005	1,000,000	Expired
New Century Capital Consultants	Aug. 02, 2005	Aug. 02, 2007	1,000,000	U.S. $0.25
Optima Capital	Aug. 02, 2005	Oct. 02, 2005	1,000,000	Expired
Bina Consulting	Aug. 08, 2005	Aug. 08, 2007	800,000	U.S. $0.36
Elliott Goldstein Consulting	Aug. 08, 2005	Aug. 08, 2007	200,000	U.S. $0.36

			10,156,000

6,300,117 warrants expired (850,000 from 2002; 2,450,117 from 2004; and 3,000,000 from 2005).

As at December 31, 2005, there were 12,380,359 common share purchase warrants issued. These warrants have expiry dates ranging from February 2006 to December 2008. The weighted average exercise price of the warrants was $0.71(U.S.).

8.	CONSOLIDATED STATEMENTS OF CASH FLOW

The net change in non-cash operating working capital balances related to operations consists of the following:

	2005	2004	2003

Decrease (increase) in receivables	($91,752)	($2,544)	$29,440
Decrease (increase in prepaid expenses	(140,178)	27,088	112,571
Decrease (increase) in investment tax credits
refundable	199,586	(199,586)	216,608
Decrease (increase) in inventory	(10,594)	–	–
Increase (decrease) in payables and accruals	483,288	(143,303)	(10,913)
Increase (decrease) in deferred revenue	17,856	–	–
Increase (decrease) in goods and services
tax payable	8,527	(11,269)	(26,547)

	$466,733	($329,614)	$321,159

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

9.	SEGMENTED FINANCIAL INFORMATION

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs), alkaline fuel cell systems, fuel cell and battery test loads and also provides engineering and other services. Most of the Company’s long term assets are located in the Czech Republic. Revenue is derived primarily from the sale of goods and services to customers in the following locations and amounts.

	2005	2004	2003

Canada	$53,019	$7,508	$7,008
Czech Republic	10,381	4,310	45,901
Rest of the World	228,112	76,980	14,961

	$291,512	$88,798	$67,870

The Company’s segmented information by geographical location is as follows:

	Canada	Czech Republic

Assets	$471,853	$510,641
Revenue	281,131	10,381
Net loss	4,713,833	617,031

10.	CONVERTIBLE DEBENTURE

On March 15, 2005, the Company entered into a subscription (the “Agreement) to issue a $420,000 secured convertible debenture (the “debenture”) to Canadian Accredited Investors. The maturity date of the debenture was December 10, 2005. The Company did not have the ability to pay the debt when due and are attempting to negotiate a new convertible debt agreement. The convertible debt is currently in default and the Company is paying 10% interest on the convertible debt. The original terms of the convertible debenture was 6% interest and the investors were granted a security interest in the Company’s assets including intellectual property.

The principal amount of the debenture is convertible at the holder’s option at a 20% discount on the average closing price in the five preceding trading days of the shares listed on the Nasdaq OTCBB, subject to a minimum price per share of US$0.20 and a maximum share price of US$0.70. The Company could force a conversion based on the terms of future equity financing.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

11.	COMMITMENTS

The Company has an operating lease for office and laboratory space. The minimum annual lease payments under the terms of the existing leases are $34,800 to October 31, 2006, plus a proportionate share of common area costs. The lease expires as of October 31, 2006.

12.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

13.	STATEMENT OF EQUITY

The Statement of Equity from January 1, 1995 to the present is as follows:

	Number of Shares Issued	Consideration Amount	Contributed Surplus	Deficit Accumulated During Development Stage	Total
Balance, January 1, 1995	5,000,000	$558,927	$-	($628,162)	($69,235)
To purchase Astris Inc. at December 31, 1995	1,500,000	150,000	-	-	150,000

Balance, December 31, 1995	6,500,000	708,927	-	(628,162)	80,765
Loss for the year	-	-	-	(1,055,819)	(1,055,819)

Balance, December 31, 1996	6,500,000	708,927	-	(1,683,981)	(975,054)
Issued for cash on exercise of warrants	3,220,000	3,220	-	-	3,220
Issued for cash on exercise of warrants	174,850	175	-	-	175
Issued in exchange for outstanding liabilities	748,706	374,354	-	-	374,354
Loss for the year	-	-	-	(89,568)	(89,568)

Balance, December 31, 1997	10,643,556	1,086,676	-	(1,773,549)	(686,873)
Loss for the year	-	-	-	(138,660)	(138,660)

Balance, December 31, 1998	10,643,556	1,086,676	-	(1,912,209)	(825,533)
Loss for the year	-	-	-	(40,666)	(40,666)

Balance, December 31, 1999	10,643,556	1,086,676	-	(1,952,875)	(866,199)
Consulting fees to non-related parties	62,500	10,500	-	-	10,500
Consulting fees to non-related parties	18,750	10,500	-	-	10,500
Consulting fees to related parties	200,000	50,000	-	-	50,000
Cash on exercised warrants	102,900	103	-	-	103
Share issuance for outstanding liabilities	1,110,078	277,519	-	-	277,519
Loss for the year	-	-	-	(35,580)	(35,580)

Balance, December 31, 2000	12,137,784	1,435,298	-	(1,988,455)	(553,157)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

13.	STATEMENT OF EQUITY (continued)

	Number of Shares Issued	Consideration Amount	Contributed Surplus	Deficit Accumulated During Development Stage	Total
Balance, December 31, 2000	12,137,784	$1,435,298	$-	($1,988,455)	($553,157)
Consulting fees to non-related parties	182,300	99,672	-	-	99,672
Consulting fees to related parties	341,885	208,050	-	-	208,050
Cash on exercise of options	325,000	121,206	-	-	121,206
Issued for cash	353,250	195,000	-	-	195,000
Loss for the year	-	-	-	(593,984)	(593,984)

Balance, December 31, 2001	13,340,219	2,059,226	-	(2,582,439)	(523,213)
Consulting fees to non-related parties	486,050	166,801	-	-	166,801
Consulting fees to related parties	657,925	207,456	-	-	207,456
Issued for cash	2,006,250	628,631	-	-	628,631
Share adjustment	(384,041)	(80,025)	391,378	-	311,353
Consulting and professional fees paid in options to non-employees	-	-	83,354	-	83,354
Warrants issued	-	(456,850)	456,850	-	-
Loss for the year	-	-	-	(738,762)	(738,762)

Balance, December 31, 2002	16,106,403	2,525,239	931,582	(3,321,201)	135,620
Consulting fees to non-related parties	209,082	136,122	-	-	136,122
Consulting fees to related parties	412,825	266,247	-	-	266,247
Repayment of advances from directors	45,500	20,400	-	-	20,400
Issued for cash	2,456,615	1,193,165	-	-	1,193,165
Warrants issued	-	(797,320)	797,320	-	-
Options to non-employees	-	-	131,063	-	131,063
Options to employees	-	-	188,377	-	188,377
Loss for the year	-	-	-	(2,206,969)	(2,206,969)

Balance, December 31, 2003	19,230,425	3,343,853	2,048,342	(5,528,170)	(135,975)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

13.	STATEMENT OF EQUITY (continued)

	Number of Shares Issued	Consideration Amount	Contributed Surplus	Deficit Accumulated During Development Stage	Total
Balance, December 31, 2003	19,230,425	3,343,853	2,048,342	(5,528,170)	(135,975)
Consulting fees to non-related parties	1,728,872	890,096	-	-	890,096
Consulting fees to related parties	586,592	332,360	-	-	332,360
Repayment of advances from directors	293,751	128,000	-	-	128,000
Issued for cash	4,476,911	2,161,587	-	-	2,161,587
Warrants issued	-	(628,822)	628,822	-	-
Options to non-employees	-	-	192,481	-	192,481
Options to employees	-	-	140,892	-	140,892
Proceeds on issuance of warrants	-	-	6,110	-	6,110
Loss for the year	-	-	-	(3,462,257)	(3,462,257)

Balance, December 31, 2004	26,316,551	6,227,074	3,016,647	(8,990,427)	253,294
Acquisition of sro	5,000,000	1,955,000	254,000	-	2,209,000
Consulting fees to non-related parties	4,305,927	1,294,214	-	-	1,294,214
Consulting fees to related parties	1,884,091	454,308	-	-	454,308
Repayment of advances by director	125,000	26,150	73,850	-	100,000
Options exercised for cash	275,000	73,350	-	-	73,350
Options to employees	-	-	21,144	-	21,144
Options to related parties	-	-	215,030	-	215,030
Warrants issued to non-related parties	-	-	482,068	-	482,068
Loss for the year	-	-	-	(5,330,864)	(5,330,864)

Balance, December 31, 2005	37,906,569	$10,030,096	$4,062,739	($14,321,291)	($228,456)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

14.	PRIOR YEAR AMOUNTS INCLUDED IN THE DEVELOPMENT STAGE COMPANY

On December 31, 1995, the Company was redefined as a development stage company in accordance with Accounting Guideline AcG-11, “Enterprises in the Development Stage”. The amount included in opening deficit at December 31, 2005 is $628,162. All amounts recorded in the “inception to date” category as comparative amounts have been accumulated since December 31, 1995.

15.	ACQUISITION OF ASTRIS SRO

On January 27, 2005, the Company acquired 70% of the outstanding shares in Astris sro, its affiliate company in the Czech Republic. The Company owned the remaining 30% of Astris sro making it a 100% subsidiary company.

The aggregate purchase price of $2,209,000 was paid by issuing 5,000,000 common shares of the Company for $1,955,000 and 5,000,000 warrants for $254,000. 2,500,000 common shares were held in escrow for one year until January 2, 2006, and were released on that date. Each warrant entitles the holder to one common share of the Company.

The value of the 30% of Astris sro already owned by the Company had been written down to $Nil in a previous year. Technology acquired was written off in the year of acquisition.

The following table summarizes the fair value of the assets acquired and liabilities assumed on the date of acquisition based on a conversion rate of 18.6637 Czech Korunas for each Canadian $1.00.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

15.	ACQUISITION OF ASTRIS SRO (continued)

The following amounts are based on that valuation in CDN$:

Net assets acquired:
Cash	$87,091
Other current assets	63,259
150,350
Other assets
Land	128,935
Building	235,400
Equipment	184,708
Furniture and fixtures	21,520
Property, plant and equipment	570,563
Technology	1,521,972
Total assets	$2,242,885
Less:
Current liabilities	33,885
Purchase price	$2,209,000
Consideration:
5,000,000 common shares	$1,955,000
2,000,000 Class “A” warrants	124,000
2,000,000 Class “B” warrants	94,000
1,000,000 Class “C” warrants	36,000
$2,209,000

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

The consolidated financial statements of the Company for the years ended December 31, 2005, 2004 and 2003 and the period December 31, 1995 (date of inception of development stage company) through December 31, 2005 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the years ended December 31, 2005, 2004 and 2003 and the period December 31, 1995 (date of inception of development stage company) through December 31, 2005 if US GAAP were employed. Similarly, there would be no adjustments needed to arrive at shareholders’ equity as at December 31, 2005, 2004 and 2003 if US GAAP were employed.

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

Accounting for future (deferred) income taxes

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at December 31, 2005, 2004 and 2003, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

Property, plant and equipment

There is a difference between U.S. GAAP and Canadian GAAP for property, plant and equipment with respect to terminology. Under U.S. GAAP, property, plant and equipment are called “fixed assets”.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP with respect to terminology. Under U.S. GAAP, contributed surplus is referred to as “additional paid in capital”.

17.	SUPPLEMENTARY DISCLOSURES WITH RESPECT TO CONSOLIDATED STATEMENT OF CASH FLOW AND NON-CASH ITEMS

	2005	2004	2003
Non-cash items
(Decrease) increase in advances from related party	$(100,000)	100,000	-

Supplementary disclosures
Interest paid	-	-	-
Investment tax credits recovered	476,770	5,820	388,499

18.	SUBSEQUENT EVENTS

The Company entered into a Securities Purchase Agreement (the “Agreement”) on April 10, 2006 with Cornell Capital Partners, LP an institutional investor, relating to the sale of one million five hundred thousand dollars ($1,500,000) of secured convertible debentures (the “Convertible Debentures”), which will be convertible into shares (the “Conversion Shares”) of the Company’s common stock (the “Common Stock”) of which seven hundred and fifty thousand dollars ($750,000) was funded on April 18, 2006 (the “First Closing”) and seven hundred and fifty thousand dollars ($750,000) will be funded assuming certain conditions are satisfied two (2) business days prior to the date a registration statement (the “Registration Statement”) is filed, pursuant to the Registration Rights Agreement (hereinafter defined) with the United States Securities and Exchange Commission (the “SEC”), for a total purchase price of up to one million five hundred thousand dollars ($1,500,000).(the “Purchase Price”). Pursuant to the Agreement, the investor also received common stock purchase warrants (the “Warrants”) to purchase (i) 1,000,000 shares of the Company’s common stock at an exercise price of $0.30 per share; (ii) 600,000 shares of the Company’s common stock at an exercise price of $0.20 per share and (iii) 1,600,000 shares of the Company’s common stock at an exercise price of $0.19 per share. The Company received net proceeds from the First Closing of six hundred and seventeen thousand five hundred dollars ($617,500) which are to be used primarily for working capital purposes.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

18.	SUBSEQUENT EVENTS (continued)

The Convertible Debentures have an initial conversion price of the lesser of (i) a price equal to $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily Volume Weighted Average Price of the common stock during the ten (10) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP per share and provides for anti-dilution protection (in certain circumstances). At the Fixed Conversion Price, the Convertible Debentures will be convertible into an aggregate of 6,041,079 shares of common stock. The Convertible Debentures bear interest at 10% per annum. Interest is payable in cash or, at the Company’s option, in shares of common stock (the “Interest Shares”) provided certain conditions are satisfied. At any time after their respective issuance dates and prior to April 9, 2009, the Convertible Debentures may be redeemed at the election of the Company at the principal amount, plus accrued but unpaid interest, subject to the satisfaction of certain conditions.

The Investor was granted a security interest in the assets of the Company and the assets of the Company’s subsidiary 2062540 Ontario Inc.

The Warrants may be exercised for cash, as indicated above, and also contain a cashless exercise provision, which may be exercised in certain circumstances. The Warrants provide for anti-dilution protection in certain circumstances. The Warrants are exercisable for 1,000,000, 600,000 and 1,600,000 shares of Common Stock (the “Warrant Shares”), respectively, and if fully exercised for cash at the initial exercise price, the Warrant could yield approximately $724,000 of additional proceeds to the Company.

The Company has agreed to file a registration statement (the “Registration Statement”) with the SEC in order to register the resale of the shares issuable upon conversion of the Convertible Debentures and the shares issuable upon exercise of the Warrants.