Form 20-F
period 2006-12-31
ASTRIS ENERGI INC
filed 2007-06-11
CIK 1022518

1

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

(Mark One)
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                            48,131,669 COMMON SHARES

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                 Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                                 Yes [_] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
                                 Yes [x] No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
                            Item 17 [X] Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                 Yes [ ] No [X]


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

   Item 4A.   Unresolved Staff Comments

   Item 5.   Operating and Financial Review and Prospects

   Item 6.   Directors, Senior Management and Employees

   Item 7.   Major Shareholders and Related Party Transactions

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

   Item 12.  Description of Securities Other than Equity Securities

Part II

   Item 13.  Defaults, Dividend Arrearages and Delinquencies

   Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

   Item 15.  Controls and Procedures

   Item 16.  [Reserved]

   Item 16A. Audit Committee Financial Expert

   Item 16B. Code of Ethics

   Item 16C. Principal Accountant Fees and Services

   Item 16D. Exemptions from listing the Standards for Audit Committees

   Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

                                                                                         As at
                        As at            As at           As at          As at        December 31,
                     December 31,    December 31,    December 31,    December 31,        2002
                         2006            2005            2004            2003         (RESTATED)

Revenue              $     85,915    $    291,512    $     88,798    $     67,870    $    180,168

Net Loss from
 Operations            (2,120,422)     (5,330,864)     (3,462,257)     (2,206,969)       (620,654)

Net Loss               (2,120,422)     (5,330,864)     (3,462,257)     (2,206,969)       (743,472)

Basic and
 Diluted Loss from
operations
 per Share                  (0.05)          (0.16)          (0.26)          (0.12)          (0.05)

Total Assets            1,766,218         982,494         509,124         435,235         676,500

Net Assets                (53,221)       (228,456)        253,294        (135,975)        135,620

Long Term
 Obligations                   --              --              --         100,000         120,400

Share Capital          11,205,002      10,030,096       6,227,074       3,343,853       2,525,239

Number of Shares       48,131,669      37,906,596      26,316,551      19,230,425      16,106,403

Cash Dividends                 --              --              --              --              --

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

     Year ended December 31,    2006      2005      2004      2003      2002

     End of Period              .86       .86       .83       .77       .63
     Average for Period         .882      .825      .77       .71       .63
     High for Period            .91       .875      .85       .78       .65
     Low for Period             .853      .785      .70       .64       .63

     The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2006 and 2007. The exchange rates used are the closing rates as provided by the Bank of Canada.

          Month                 High              Low

          November 2006         .886              .876
          December 2006         .877              .861
          January 2007          .859              .846
          February 2007         .863              .844
          March 2007            .866              .847
          April 2007            .901              .862
          May 2007              .935              .902

     The exchange rate on December 31, 2006 for the conversion of United States dollars into Canadian dollars was $1.1654 (CDN$1.00 = US$.86). As of May 30, 2007 the close rate of exchange for the conversion of United States dollars into Canadian dollars was 1.0754(CDN$1.00 = US$.9299). The exchange rates used are the closing rates as provided by the Bank of Canada.

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

     HISTORY OF LOSSES SINCE INCEPTION, EXPECTATION OF LOSSES IN THE IMMEDIATE FUTURE, AND POSSIBILITY THAT THE COMPANY MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY. The Company has incurred net losses each year since inception. The accumulated deficit of the Company was CDN$16,441,713 as of December 31, 2006. The Company expects to continue to incur net losses at least through fiscal year 2007, and these losses may be substantial. To implement the current business strategy, the Company will have to incur a high level of fixed operating expenses and will continue to incur considerable research and development expenses and capital expenditures. Accordingly, if additional capital, revenues and positive cash flows cannot be generated, to which no assurance can be given, the Company will not achieve profitability. Even if profitability is achieved, it may not be sustained or increased on a quarterly or annual basis.

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

     THE ABILITY TO OBTAIN ADDITIONAL CAPITAL, THEREBY RESULTING IN CURTAILMENT OR CESSATION OF OPERATIONS. The ability of the Company to realize its objectives depends in large part upon obtaining additional capital. The Company has a present need for capital in connection with its fuel cell development activities and transition to commercial operations. The Company believes that it will require at least US$10 million over the next three to five years to establish production and subsequently market the fuel cells and fuel cell products developed by the Company. There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, not substantially dilutive to shareholders, or at all. If adequate funds are not available, the Company would have to scale back its operations, including its product development, manufacturing and marketing activities, all of which could lead ultimately to cessation of operations.

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

     The Company's business plan contemplates significant growth in sales and personnel which may place a strain upon its current management systems and resources, as well as its ability to obtain capital. As of May 30, 2007, the Company had fewer than 25 employees. The Company's business plan and anticipated product sales will require the Company to hire, train and manage additional employees and to establish or contract for production capacity. If the Company is unable to hire the skilled employees it needs or to establish its production capacity in a timely manner, it might be unable to fulfill orders for its products or meet its business plans. There can be no assurance that the Company will be able to effectively manage its anticipated growth.

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

     NEED FOR COMPATIBILITY WITH THE PRODUCTS OF THIRD-PARTY MANUFACTURERS OR POTENTIAL CUSTOMERS. The Company's success will depend in large part upon its ability to make its products compatible with the products of third-party manufacturers. The Company's products will be successful only if manufacturers redesign or modify their existing products to fully incorporate the Company's products and technologies. The Company's failure to make its products and technologies compatible with the products of third-party manufacturers, or the failure of potential customers to redesign or make necessary modifications to their existing products to accommodate the Company's products would significantly impair or preclude the Company's ability to sell its products.

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

     POSSIBLE DIFFICULTIES BY UNITED STATES PERSONS TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON THE COMPANY OR ITS DIRECTORS OR OFFICERS, OR TO REALIZE IN THE UNITED STATES UPON JUDGMENTS. The Company is an Ontario corporation with its principal place of business in Canada. Most of its Directors and Officers are residents of Canada and most of the assets of such persons and of the Company are located outside the United States. US Persons should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against the Company or its Officers and Directors predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or (ii) would enforce, in original actions, liabilities against the Company or its Officers and Directors predicated upon the United States federal securities laws or any such state securities or blue sky laws. Canadian courts can enforce such judgments but are not required to give "full faith and credit" to such judgments as would courts lying in separate United States jurisdictions. For instance, a Florida court would have to enforce a New York judgment, but a Canadian court can decide not to enforce a US judgment in Canada.

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

     THE COMPANY HAS AUTHORIZED AN UNLIMITED NUMBER OF COMMON SHARES AND UP TO 10,000,000 PREFERRED SHARES OF SHARE CAPITAL. Under Canadian law the Company is able to issue an unlimited number of its common shares and up to 10 million preferred shares. The Company does not need the consent of its shareholders to issue these additional shares. Therefore, there is a high likelihood of dilution from the issuance of additional shares. The additional shares can be used to thwart a takeover attempt that the Board of Directors does not deem in the Company's best interest, however the Company has not made any provision for issuing shares in that manner. The Company has not issued any preferred shares.

     VOLATILE AND LIMITED MARKET FOR THE COMPANY'S COMMON SHARES. The Company's Common Shares are not actively traded. The Company's Common Shares began trading on the Over The Counter Bulletin Board Exchange ("OTC.BB") on June 20, 2001. The Common Shares traded in 2006 from a high of US$0.25 to a low of US$0.03 per share. The Common Shares are not presently publicly traded in Canada. There can be no assurance given that trading activity will increase investor recognition.

     APPLICATION OF THE SEC PENNY STOCK REGULATIONS AND RESTRICTIONS. The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than US$5.00 per share or an exercise price of less than US$5.00 per share. This is subject to certain exemptions based upon minimum assets or revenues. As of May 30, 2007, the closing bid and asked prices for the Common Shares were US$.0261 and US$.03 per share. As a Penny Stock, the Company's Common Shares may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Penny Stock Rule. This Rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally defined as individuals with a net worth in excess of US$1,000,000 or annual incomes exceeding US$200,000, or combined annual income with spouse of US$300,000). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

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

     IF AN EVENT OF DEFAULT OCCURS UNDER THE CONVERTIBLE DEBENTURE ISSUED TO CORNELL, IT COULD SERIOUSLY HARM OUR OPERATIONS. On April 10, 2006 we issued a secured convertible debenture to Cornell Capital LP. The debenture and related agreements contain numerous events of default which include:

o    failure to pay interest, principal payments or other fees when due;

o breach by us of any material covenant or term or condition of the debenture or any agreements made in connection therewith;

o breach by us of any material representation or warranty made in the debenture or in any agreements made in connection therewith;

o default on any indebtedness exceeding, in the aggregate, $100,000, to which we or our subsidiaries are a party;

o assignment for the benefit of our creditors, or a receiver or trustee is appointed for us;

o bankruptcy or insolvency proceeding instituted by or against us and not dismissed within 30 days;

     o common stock suspension for 5 consecutive trading days from a principal market; and

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

     THE RESTRICTIONS ON OUR ACTIVITIES CONTAINED IN THE CORNELL FINANCING DOCUMENTS COULD NEGATIVELY IMPACT OUR ABILITY TO OBTAIN FINANCING FROM OTHER SOURCES. For a period of 18 months after the date of issuance of the Cornell debenture, the Cornell financing documents restrict us from obtaining additional equity financing (including securities convertible or exchangeable into equity) without Cornell's approval and subject to certain specified exceptions. To the extent that Cornell declined to approve a financing that does not otherwise qualify for an exception to the consent requirement, we would be unable to obtain such financing. Cornell's right of first refusal could act as a deterrent to third parties which may be interested in providing us with financing or purchasing our equity securities. To the extent that such a financing is required for us to conduct our operations, these restrictions could materially adversely impact our ability to achieve our operational objectives.

     THE CONVERSION OF THE SECURED CONVERTIBLE DEBENTURE AND THE EXERCISE OF WARRANTS WILL BE DILUTIVE TO OUR EXISTING STOCKHOLDERS. As of May 30, 2007, we had outstanding warrants to purchase a total of 15,905,030 shares of our common stock with exercise prices ranging from US$0.19 to US$1.08 per share. In addition, as of May 30, 2007 we had:

          o    55,118,431 shares of common stock issued and outstanding, and

          o 4,933,548 shares of our common stock issuable upon the conversion of the outstanding principal balance due on a secured convertible debenture in the remaining principal amount of $1,225,000 which was issued to Cornell Capital as of April 10 2006 based upon a fixed conversion price of $0.2483 share.

     The conversion prices of the secured convertible debenture and the common stock purchase warrants to purchase an aggregate of 8,133,548 of our common stock issued or sold in connection with those transactions are all subject to adjustment in the event of stock splits and combinations, dividends or distributions, reclassifications or reorganizations, or in the event we issue or sell any additional shares of common stock or other securities which are convertible into common stock or common stock equivalents at a price less than the then current conversion price. In addition, remaining common stock purchase warrants currently outstanding to purchase an aggregate of 3,200,000 shares of our common stock are also subject to adjustment in the event of stock splits and combinations, dividends or distributions, reclassifications or reorganizations. As a result, the number of shares of our common stock into which the secured convertible debenture or the outstanding warrants are convertible may substantially increase based upon future events. We cannot predict with any certainty at this time, however, if any of these anti-dilution provisions will ever apply in the future to any of these securities and therefore we are unable to estimate the ultimate number of shares of our common stock which may be issuable upon the conversion of either the secured convertible debenture or the warrants. The conversion of the secured convertible debenture and the exercise of outstanding warrants may materially adversely affect the market price of our common stock and will have a dilutive effect on our existing stockholders.

     If our secured convertible debenture and warrants are converted into common stock, these converting stockholders will have significant voting power and they will have the ability to exert substantial influence over matters requiring stockholder approval. Our secured convertible debenture and warrants are convertible into shares of our common stock. If all such securities are converted into common stock, the shares issued upon this conversion will total approximately 15% of our outstanding common stock, and will have the ability to exert substantial influence over all matters requiring approval of our stockholders, including the election and removal of directors, the approval of mergers or other business combinations, and other significant corporate actions. This ability to influence our affairs might be disadvantageous to our other stockholders.

     RISKS FOR CLOSING THE ASSET PURCHASE AGREEMENT, DATED JUNE 5, 2007. The risks to MKU Canada Inc. of the sale of assets not being completed include a material adverse change in the business of Astris Energi since the date of the Letter of Intent, key personnel deciding not to sign employment agreements with MKU Canada Inc., the shareholders of Astris Energi voting not to approve the sale. Key supplier relationships with Astris may not continue with MKU Canada Inc. The Astris products may not perform consistently to established test results. If the agreement is terminated, the promissory note becomes immediately due and payable and the company does not have the funds available to make such a payment.

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

     The Company's principal business office is located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, Canada L5L 1X2 and its telephone number is
(905)608-2000. The Company's e-mail address is astris@astris.ca. The Company maintains a website at www.astris.ca. The Company is not incorporating, by reference in this Form 20-F, the information on its website.

     The Company's U.S. agent is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York City, New York, U.S.A. 10011.

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

    Working closely with the company's development and manufacturing subsidiary in the Czech Republic, the Company has completed a series of prototype alkaline fuel cell generators including:

     A 1-kilowatt portable system for extensive testing by the Czech military

     A 1-kilowatt fuel cell power generator capable of powering golf cars, in-plant delivery vehicles and other small vehicles required at airports, warehouses, retirement communities among others. This system was further integrated into the AFC Powered Golf Car. A second version of the AFC Powered Golf Car with 1.8 kilowatt of fuel cell power was completed in 2005.

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

     Astris' facilities comply with the NFPA 55 (National Fire Protection Association - U.S.) standard for handling gases (hydrogen). No part of this standard pertains to usage of hydrogen in the quantities used in Astris' fuel cell products.

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

     Currently, Astris Energi products fall into three categories. These categories are:

1. Fuel Cell Modules such as the LABCELL(TM) LC50, LABCELL(TM) LC200 and POWERSTACK(TM) MC250

2.   Fuel Cell Systems such as models E1, E2, E3, E4B, E5, E6, E7 and E8

3. Test Equipment such as TL5 Test Load, TL6 Test Load, TESTMASTER(TM) Data Acquisition and Control Software Suite and the QUICKCELL(TM) QC200

     The state of commercialization is slightly different between the three different groups although products in all three categories have been sold to a variety of customers on a demonstration basis. Specifically sales from the three categories are summarized as follows:

1. Fuel Cell Modules are available through a number of sales channels that include our direct channel (through our website at www.astris.ca under "ONLINE SALES") and through a select number of resellers including the Fuel Cell Store. Current sales volumes of fuel cells are small.

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

iv) For the PEMFC systems air must be supplied at high pressures to ensure sufficient partial pressure of Oxygen. Therefore "Air supplied by a controlled compressor can only solve such problems at a considerable over-all system efficiency loss and a high cost increase. The alkaline system produces the reaction water at the hydrogen anode, the acidic membrane system at the air-cathode. Hydrogen can be efficiently circulated in a closed system with a simple condenser arrangement." Reference #4, pp 791

v) From the Department of Energy Website: "The platinum catalyst is also extremely sensitive to CO poisoning, making it necessary to employ an additional reactor to reduce CO in the fuel gas if the hydrogen is derived from an alcohol or hydrocarbon fuel. This also adds cost." http://www.eere.energy.gov/hydrogenandfuelcells/fuelcells/fc_types.html

     In a hydrogen-oxygen fuel cell the theoretical limit of cell voltage is
     1.23 V. Therefore a cell that produces a voltage of 1.23 V would be considered 100% efficient. In practice this voltage limit cannot be reached due to the peroxide reaction on the oxygen electrode. Reduction of oxygen takes place in two steps, via peroxide, in which some of the energy is irreversibly converted into heat. In reference #6 Kordesch shows the "Pourbaix Diagram" (after M. Pourbaix) for hydrogen-oxygen that characterizes the electrode voltages as a function of pH. The voltage differential between hydrogen and peroxide is constant in the range of pH 0
     - 10, acidic (this includes PEMFC) to mild basic. At about pH = 10 the effect of the peroxide reaction begins to be less pronounced, and by the time we reached pH = 15, the operation point of alkaline fuel cell, some 100 mV have been gained. Everything else being equal, alkaline cell will exhibit higher voltage. If the typical cell voltage is 0.6 - 0.7 V, the difference of 100 mV represents 14 - 16 % advantage. This is purely a gift from mother nature, not a man's doing. In addition to the aforesaid reference #6, this fact is supported by a number of publications including the two presented here:

1. "Alkaline hydrogen/air fuel cells have an operating voltage of about 0.8V at 300mAcm-2. Assuming that PEM fuel cells deliver 600mAcm-2 at 0.7V, this is a loss of 10-15% in efficiency." Reference #4, pp 791

2. "The higher kinetics for the oxygen reduction reaction (ORR) in alkaline over acidic media permits the use of a lower quantity of precious metals for a given overpotential. This results in a greater efficiency for the AFC when compared to the PEM as well as a large margin for the cost reduction." Reference #1, pp 193

In addition to the advantages that have been described thus far including; higher electrochemical efficiency, lower cost to manufacture and lower cost to operate which are critical to the widespread acceptance the AFC has a number of distinct advantages over the PEMFC:

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

     The Company believes the POWERSTACK(TM) MC250 can be used for fuel cell systems up to 10 kilowatts or more for use in uninterrupted power supplies, portable generators and small vehicles such as forklifts. The Company anticipates that such a fuel cell will be ready for commercial application within the next one to three years depending on funding.

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

RESEARCH AND DEVELOPMENT

     AEI has been involved in fuel cell research since its formation in 1995. Over CDN$18 million has been expended since then. AEI had entered into the 1995 acquisition with WLD to be in a better position to raise capital for additional research and development. As sufficient financing was not obtained as part of the AEI acquisition, some of the research and development activities in Canada were curtailed. Because labor costs are significantly lower in the Czech Republic than in Canada, and the capital needs of Astris s.r.o. for research and development activities are less than what would have been required in Canada, the Company's research and development on fuel cells had primarily been carried out in the Czech Republic, through the Company's wholly owned subsidiary, Astris s.r.o.

     Astris s.r.o. has been engaged in fuel cell research and development since 1992. Its current research and development efforts are primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells. These research and development efforts have also been focused on reduction of production costs, improving product quality and consistency, and on identifying new features and innovations for future product development. Funds advanced from the Company for expenditures on manufacturing and research and development at Astris s.r.o. were approximately CDN$367,000 for 2006. For the years ended December 31, 2005, the Company expended a total of approximately CDN$ 909,873 on research and development. The research and development budget for 2007 is contingent upon the Company's ability to raise capital.

     The Company's research and development activities have been performed both at the Mississauga, Ontario headquarters and at the Astris s.r.o. facility in the Czech Republic. Of the research and development completed in Canada during 2006 the Company received or received notification of investment tax credit refunds $NIL. The 2005 refunds of $283,900 were received in March 2007.

     The Company has also completed the initial research in the development of an advanced fuel cell stack design for systems of up to 25 kilowatts or larger for use in commercial buildings and automobiles. Such fuel cells will be developed initially as prototypes and will later be developed as commercial products.

     The Company's projected initial manufacturing and research and development budget for 2007 is CDN$1.8 million subject to financing. Such amount will be used to continue development and production of the POWERSTACK MC250 fuel cell power module. If less than CDN$2.5 million is obtained from financing, the Company will reduce its research and development budget and the development and production of the fuel cell power module will continue, albeit at a slower pace. If no adequate funding is secured, the research and development of the Company's fuel cell products will have to be deferred until such financing is in place.

INTELLECTUAL PROPERTY

     In 1986, Josef V. Soltys of Mississauga, Canada (a shareholder and former director of the Company), assigned to AI a Canadian patent application for QUICKCELL, a test cell structure for fuel cell technology. The patent, Canadian Patent #1,295,679, issued February 11, 1992, expires February 11, 2009. The Company also holds a United States patent, #5,0008,162, which was issued on April 16, 1991, and expires on April 16, 2008, for the same product. A former employee of AI, who was a co-inventor of such technology, did not assign any right in such patents to the Company prior to his departure. Management does not believe that these patents are material to the development of the intended business goal and the Company ceased maintaining the patent. The following are current patents and patent applications:

|X|  Electrode Structure for Stacked Alkaline Fuel Cells - Patent

     o    Applications:

          |X|  11/004988

               |X|  PCT PCT/CA2005/001857

               |X|  PCT PCT/CA2006/000331

               |X|  11/567420

     o    Patent:

          |X|  7166383 US - expires Dec 7, 2024

          |X|  Alkaline Fuel Cell System - Patent Pending

     o    Applications:

          |X|  10/905148

          |X|  PCT/CA2005/001927

     The Company's policy is still to maintain the confidentiality of its products through trade secrecy.

     The Company has unregistered trademarks on some of its products, including LABCELL(TM) LC50, LABCELL(TM) LC200, QUICKCELL(TM) QC200, POWERSTACK(TM) MC250 and TESTMASTER(TM).

     The Company has copyright protection on its TL6 Testload, TL5 Testload and TESTMASTER(TM) software.

     The alkaline fuel cell electrode technology which has been developed by the Company's subsidiary, Astris s.r.o., is solely owned by Astris s.r.o. No other party has rights to the electrode technology developed by Astris s.r.o. The Company, which had 30% beneficial ownership of Astris s.r.o. prior to the acquisition effective January 2, 2005, has full ownership of Astris s.r.o and its technology.

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

     Astris has essentially no competition in any application area using alkaline fuel cells where its 1 kilowatt to 10 kilowatt power systems are targeted. Other AFC companies in the early R&D stages include Apollo Energy Systems and Ovonic Fuel Cell Company. The Company is focusing on the potential market in back up and UPS applications of small-capacity fuel cells, as are other PEMFC fuel cell companies. There are several competitors in this market including Ballard Power Systems, Hydrogenics, Plug Power, Ida Tech and Nuvera Fuel Cells. There are no barriers to Ballard, or any other known or unknown competitor of the Company, entering the market covering the industries that the Company is focusing on.

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

LEGAL PROCEEDINGS

     On June 30, 2004 the Quebec Superior Court ruled in Astris' favour and supported its application to immediately wind up and liquidate Astris Transportation Systems Inc. ("ATSI"), a corporation that was formed jointly with Care Automotive Inc.("Care"). A liquidator was selected to dissolve ATSI. On January 26, 2007 the Quebec Superior Court granted the motion to the Company to dissolve ATSI and discharged the liquidator.

There are no current legal proceedings.

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

D. PROPERTY, PLANT AND EQUIPMENT (FIXED ASSETS).

     AEI has leased a 3,750 square foot industrial unit located at 2175 Dunwin Drive, Mississauga, Ontario, Canada on a month to month basis. The minimum annual lease payments under the terms of the existing lease are CDN$43,980 or $3,655 per month, inclusive of proportionate share of common costs.

     Astris s.r.o. purchased an industrial building in the town of Vlasim, Czech Republic with approximately 8,000 square feet of manufacturing and office space on two floors. The building is situated on a 1.5 acre lot, allowing for future expansion, if necessary. The net book value of the building is CDN$229,676 and the property is CDN$128,940.

     The Company believes that the present premises are suitable for its present requirements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following is a discussion of the results of operations and financial condition of the Company for the fiscal years ended December 31, 2006, 2005 and 2004. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. Differences between Canadian GAAP and United States GAAP can be found in Note 15 of Item 17 of this filing. This discussion should be read in conjunction with the consolidated financial statements and notes thereto forming a part of this annual report.

     In 2003, the Company began expensing all employee stock-based compensation.

     The auditors' report attached to the Company's audited financial statements note that the Company's ability to continue as a going concern is in substantial doubt. It is dependent on the ability of the Company to raise additional long-term financing, either from its own resources or from third parties, the successful commercialization of one or more of the Company's research projects, and attaining profitable operations.

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

REVENUE

     For the year ended December 31, 2006, revenue from the sale of fuel cells and related products and contract work was $85,915 compared with $291,512 for the same period in 2005 and $88,798 for the same period in 2004. The decrease in sales in 2006 reflect the lack of a major order as it had from El.Ma in 2005. The 328% increase in sales in 2005 over 2004 was attributable to the sale of its first Astris II golf car in the first quarter, the E8 Generator, fuel cells and supporting test equipment and services to El.Ma in the fourth quarter. Sales of fuel cells and related products to unrelated parties in 2006 amounted to $17,220 to Canada, $763 to the Czech Republic and $67,932 to the rest of the World; in 2005 amounted to $53,019 to Canada, $10,381 to the Czech Republic and $228,112 to the rest of the world; in 2004 amounted to $7,508 to Canada, $4,310 to the Czech Republic and $76,980 to the rest of the world. The main source of revenue in 2004 was from the sale of fuel cells and an E8 generator.

EXPENSES

     For the year ended December 31, 2006, expenses totaled $2,206,337 compared with $5,622,376 for the same period in 2005, compared with $3,551,055 for the same period in 2004. The main variance in 2006 was due to the recognition under US GAAP of the unrealized gain on derivatives, the reduction of General and Administrative expenses due to lack of funds and the one time accounting write off of $1,500,000 of the technology acquired by the Company on the purchase of Astris sro in 2005. Under US GAAP, the acquisition of this significant technology cannot be recognized as an asset. General and Administrative expenses were $1,326,539 in 2006 as compared to $2,537,127 in 2005 compared with $1,943,799 in 2004 due to an decrease of approximately $575,000 in Business development and Marketing costs, a decrease of approximately $230,000 in Promotion, bonuses and Directors compensation and a one time anti-dilution payment of $249,000.

     Professional fees were $264,742 as compared to $333,555 in 2005 and $243,076 in 2004, reflecting the Company's continued corporate activity, legal activity, accounting and compliance activity in conjunction with the debenture financing and the increased costs due to being a public company in the United States.

NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2006

     The Company reported a net loss of $2,120,422 (a loss of $0.05 per share basic and diluted) for the year ended December 31, 2006, compared with a loss of $5,330,864 (a loss of $0.16 per share basic and diluted) in 2005. The decrease in the loss primarily reflect the 2005 write off of the intangible technology asset and the write off of Astris sro acquisition costs, the unrealized gain on derivatives and the reduction in General and Administrative costs.

     The Company reported a net loss of $5,330,864 (a loss of $0.16 per share basic and diluted) for the year ended December 31, 2005, compared with a loss of $3,462,257 ($0.26 per share basic and diluted) in 2004. The increase in the loss primarily reflects the increased expenses due to the write off of the intangible technology asset, write off of Astris sro acquisition costs, increased compensation to consultants and additional warrant and option expense.

     As at December 31, 2006, the Company has non-capital loss carry forwards of approximately $9,503,000. If unused, the tax losses will expire as follows:

                       2007           $    188,000
                       2008           $    294,000
                       2009           $    323,000
                       2010           $  1,734,000
                       2014           $  2,882,000
                       2015           $  3,030,000
                       2016           $  1,052,000

     In addition, the company has non-deductible scientific research and development expenditures amounting to $1,759,000, which have no expiry date.

B. LIQUIDITY AND CAPITAL RESOURCES.

     The Company had a operating cash flow deficit of $1,636,435 in 2006, compared with a restated operating cash flow deficit of $702,281 in 2005, compared with an operating cash flow deficit of $2,102,906 in 2004,. The decrease is a result of the Company having raised only $1,006,136 of capital stock in 2006 as compared to $2,566,765 in 2005. This forced the Company to raise capital with the issuance of the convertible Debentures.

     At 2006 year end, the Company had $1,766,218 of assets and a shareholders' deficiency of $53,221 compared to a shareholders' deficiency of $228,456 in 2005.

     The Company's cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products.

     The Company does not have any off-balance sheet arrangements.

     During 2006, the Company raised $1,856,750 through the convertible debentures below and the leasing of $28,360 of capital equipment. During 2005, the Company raised $493,350 through the convertible debenture described below and the issuance of shares for options exercised. During 2004, the Company raised $2,076,041 through private placements of shares and warrants.

     On March 28, 2005, the Company announced that it had closed a convertible debenture financing for gross proceeds of CDN$420,000. The debenture was available for subscription to "Canadian accredited investors" only and included a coupon for 6%, payable in common shares upon conversion or maturity. Each debenture is convertible into Common Shares at a conversion rate that in no case shall be less than USD$0.20 or more than USD$0.70. Warrants may be issued to the debenture holders depending on the terms of a second larger equity financing. The debentures mature on December 10, 2005, 270 days from the date of issuance. Total net proceeds were CDN$378,000. Fraser Mackenzie Limited, for facilitating the funding, also received 156,000 broker warrants exercisable at CDN$0.27 until March 24, 2007. These debenture holders agreed to amend this debenture to the same terms of the Cornell Capital debenture described below.

     On April 12, 2006, the Company issued a press release announcing the completion of a One Million Five Hundred Thousand Dollars ($1,500,000) million financing (the "Financing"). The Company entered into a Securities Purchase Agreement (the "Agreement") on April 10, 2006 with Cornell Capital Partners, LP, an institutional investor (the "Investor"), relating to the sale of One Million Five Hundred Thousand Dollars ($1,500,000) of secured convertible debentures (the "Convertible Debentures"), which will be convertible into shares (the "Conversion Shares") of the Company's common stock (the "Common Stock") of which Seven Hundred Fifty Thousand Dollars ($750,000) was funded on April 18, 2006 (the "First Closing") and Seven Hundred Fifty Thousand Dollars ($750,000) was funded on June 9, 2006, for a total purchase price of up to One Million Five Hundred Thousand Dollars ($1,500,000), (the "Purchase Price"). Pursuant to the Agreement, the Investor also received common stock purchase warrants (the "Warrants") to purchase (i) 1,000,000 shares of the Company's common stock at an exercise price of $.30 per share (ii) 600,000 shares of the Company's common stock at an exercise price of $.20 per share and (iii) 1,600,000 shares of the Company's common stock at an exercise price of $.19 per share. The Company received net proceeds from the First Closing Six Hundred Seventeen Thousand Five Hundred Dollars ($617,500) and Six Hundred and Fifty-Two Thousand Dollars ($652,000) in the second closing, which are to be used primarily for working capital purposes.

     The Convertible Debentures have an initial conversion price of the lesser of (i) a price equal to $.2483 (the "Fixed Conversion Price") or (ii) ninety percent (90%) of the lowest daily Volume Weighted Average Price of the Common Stock during the ten (10) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP per share and provides for anti-dilution protection (in certain circumstances). At the Fixed Conversion Price, the Convertible Debentures will be convertible into an aggregate of 6,041,079 shares of common stock. The Convertible Debentures bear interest at 10% per annum. Interest is payable in cash or, at the Company's option, in shares of common stock (the "Interest Shares") provided certain conditions are satisfied. At any time after their respective issuance dates and prior to April 9, 2009, the Convertible Debentures may be redeemed at the election of the Company at the principal amount plus a redemption premium equal to 20% of the principal amount being redeemed, plus accrued but unpaid interest, subject to the satisfaction of certain conditions.

     The Investor was granted a security interest in the assets of the Company and the assets of the Company's subsidiary, 2062540 ONTARIO INC.

     The Warrants may be exercised for cash, as indicated above, and also contain a cashless exercise provision, which may be exercised in certain circumstances. The Warrants provide for anti-dilution protection in certain circumstances. The Warrants are exercisable for 1,000,000, 600,000 and 1,600,000 shares of Common Stock (the "Warrant Shares"), respectively, and if fully exercised for cash at the initial exercise price, the Warrant would yield approximately $724,000 of additional proceeds to the Company.

     The Company filed a registration statement (the "Registration Statement") with the SEC in order to register the resale of the shares issuable upon conversion of the Convertible Debentures and the shares issuable upon exercise of the Warrants. The registration was declared effective on July 21, 2006.

     Pursuant to the Securities Purchase Agreement, the Investor has certain rights to participate in future financings of the Company. In addition, subject to certain exceptions, so long as any of the Convertible Debentures are outstanding, the Company may not, without the prior written consent of the investor, issue shares of common stock or common stock equivalents.

     Pursuant to the Securities Purchase Agreement, the Company and the Investor entered into a Share Escrow Agreement and an Irrevocable Letter of Instructions to the Company's transfer agent (the "Transfer Agent"). Pursuant to the Share Escrow Agreement, the Irrevocable Letter of Instructions is being held by an escrow agent ("Escrow Agent") and upon the occurrence of an "Event of Default" (as that term is defined in the Convertible Debentures) may be delivered to the Transfer Agent by the Escrow Agent directing the Transfer Agent to issue 34,500,000 shares of Common Stock to the Investor without any further action by the Company.

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

     The offering, sale and issuance of the Convertible Debentures and the Warrants were effected pursuant to the exemption from registration provided by Rule 506 promulgated under the Securities Act of 1933, as amended. The Convertible Debentures and Warrants have not been registered under the Securities Act of 1933, as amended, and confirmed the Company has been notified that all existing convertible debentures are now owned by ACME Global Inc., a Delaware corporation and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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

     On August 4, 2005, the Company announced that Astris s.r.o., the wholly owned European subsidiary of Astris Energi Inc., received a grant from the Ministry of Industry and Trade (MPO) of the Czech Republic. The funding will be used to subsidize Astris' fuel cell development efforts at its Czech based subsidiary.

     The amount of funding is approx. 8,750,000 Czech Korunas (CZK) or approx. USD $0.4 million against anticipated program spending of 17,500,000 CZK or approx. USD$0.8 million over the next 2 1/2 years. The company believes that every USD $1 spent in the Czech Republic is comparable to at least USD $5 spent in North America due to the lower working and living costs in the Czech Republic.

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

     On October 26, 2005, the Company hired Ardour Capital Investments LLC ("Ardour") as its exclusive financial advisor. For a 24 month engagement, Ardour will receive 1,250,000 common shares of Astris stock. Ardour is also entitled to 7% commission on any funds raised through them.

     On June 5, 2007, the company executed a binding asset purchase agreement with MKU Canada Inc., a corporation incorporated under the laws of Ontario, Canada, a wholly-owned subsidiary of Green Shelters Innovations Ltd. ("GSI"), a wholly-owned subsidiary of Green Shelters (India) Private Ltd, to sell substantially all of its assets to MKU Canada Inc.

     This transaction, which was negotiated by the Special Committee of the Board of Directors of Astris, includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: (i) approximately US$3.1 Million in cash; (ii) forgiveness of US$1.6 Million of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of GSI) and accrued interest of US$175,000; (iii) an option for Astris to redeem, for nominal consideration and then cancel 4,248,750 shares recently acquired by ACME Global Inc. for US$0.08 per share; and (iv) a secured convertible promissory note funding commitment of a minimum of US$150,000 per month to finance operations to closing and to be forgivable thereafter.

     Immediately after closing, existing management will resign both as officers and directors of the Company. It is the intention of the Board of the Company to appoint a new CEO with a mandate to utilize the remaining cash and residual tax losses to seek new business opportunities.

     The obligation of the parties to consummate this transaction will be subject to the following primary conditions: 1) no material adverse change to Astris' business; 2) execution of employment agreements between GSI and key personnel of Astris; 3) completion prior to July 31, 2007; 4) approval by at least two thirds of the votes cast at a Special Meeting of Astris shareholders on July 10, 2007; 5) closing terms typical of an asset purchase; 6) receipt of all necessary government approvals; and 7) exclusivity to MKU for the period to closing. As such, the Company has agreed to a non-refundable break-up fee equal to the greater of any advances under the secured convertible promissory note operating facility described above or $500,000, at the time of any breach. Upon termination, the promissory note would immediately become due and payable.

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

     The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:

     o    Capital available to fund further development of technology

     o The level of government commitment to develop a clean energy economy, which currently is greater in Europe, Japan and Canada than in the U.S.

     o The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

     There are a number of factors contributing to growing demand for fuel cells, including:

     o Increasing demand for reliable power accentuated by power blackouts of recent years

     o    Deregulation of power markets and introduction of competition

     o    Environmental/political concerns

     o    Developing regions without power grids

     o    Geographic considerations/remote power

     o    Distributed power generation

     o    Increasing price of oil;

E. OFF BALANCE SHEET ARRANGEMENTS

     None

F. CONTRACTUAL OBLIGATIONS

     There are no contractual obligations to be disclosed.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

     The following table sets forth the name, age and office held with the Company as of May 30, 2007 and the period during which such person has served as a Director, Executive Officer and/or senior management.

-----------------------------------------------------------------------------------------------------------
Name                             Age    Office Held                                   Director Since
----                             ---    -----------                                   --------------
Jiri K. Nor                      67     President, Chief Executive Officer and        1996
                                        Director

Arthur Laudenslager (1)          80     Director                                      2003

Anthony Durkacz                  31     Vice President Finance, Secretary and         2003
                                        Director

Brian Clewes (1) (2)             48     Director                                      2004

Michael Liik (2)                 47     Director                                      2004

Peter Nor                        36     Vice President Marketing                      Not a Director

Notes:

(1) Members of the Company's Audit Committee.

(2) Members of the Company's Compensation Committee.

     Jiri K. Nor has been a Director and the President of the Company since March 1996. He is a trained engineer, with particular expertise in mechanics, aeronautics, electronics and electrochemistry. He is the principal inventor/developer of the Company's AFC fuel cell technology. Mr. Nor is also an entrepreneur with extensive business experience and the President and sole stockholder of Macnor Corp. He was the founder of Sonotek, an electronics company, inventor of the Minitcharger " fast battery charging technology and founder of the Norvik group of companies. For more than five years until August 1997, he was Vice President of Research for Norvik Technologies and Norvik Traction, companies in the business of developing fast battery chargers.

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

B. COMPENSATION

     Under the current financial circumstances, executives and directors or their affiliate companies often elect to take all or part of their compensation in the form of restricted common stock. An individual or entity that receives common stock of the Company in lieu of cash is still responsible to pay tax on the income earned in the current fiscal year even though the shares issued are restricted from trading for a minimum of one year or longer. In Canada, the personal income tax rate is higher in most cases than the corporate tax rate. This benefit does not limit the Company's ability to deduct the compensation in any way.

(1)  Paid in Cash

                                     2006      2005     2004
                                   -------   -------   -------
      Macnor Corp (Note 1)         135,997    66,665   115,279

      Fortius Research & Trading    55,225    15,000    47,500
      (Note 2)
                                   -------   -------   -------
      Total                        191,222    81,665   162,779
                                   -------   -------   -------

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

2)   Paid in Shares

     In 2004, we issued to related parties 586,592 common shares for a value of $332,360 for consulting services rendered and 293,751 shares for $128,000 to pay down debt and accrued interest on that debt for a total of 880,343 shares for a total of $473,060. These shares and amounts were issued to the following entities or individuals:

     Individual or Entity                     # of Shares          $ Value
     ---------------------------------------------------------------------
     Jiri Nor as an individual                   117,500            51,200
     Macnor Corp. (Note 1)                       266,263           144,455
     Fortius Research & Trading (Note 2)          95,880            52,500
     Director - David Ramm                        57,445            34,422
     Director - Gordon Emerson                   118,032            81,443
     Director - Gerald Crawford                   89,793            46,435
     Director - Donald Blenkarn                  117,500            51,200
     Director - Arthur Laudenslager               17,930            11,405
                                                 -------           -------
     Total                                       880,343           473,060
                                                 -------           -------

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

      Individual or Entity                    # of Shares          $ Value
      Macnor Corp       (Note 1)               6,285,803         2,265,816
      Fortius Research and Trading(Note 2)       327,269            72,500
      Liikfam Holdings(Note 3)                   392,604            95,937
      Director - A. Laudenslager                   3,415             1,205
                                              ----------         ---------
      Total                                    7,009,091         2,435,458
                                              ----------         ---------

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

     Note 2. Fortius Research & Trading Corporation is an Ontario Corporation owned and controlled by Anthony Durkacz, an Officer and Director of Astris.

     Note 3. Liikfam Holdings is an Ontario Corporation owned and controlled by Michael Liik, a Director of Astris.

     In 2006, we issued to related parties, 2,616,313 shares for professional services for a value of $374,533. These shares and amounts were issued to the following entities or individuals:

         Individual or Entity                  # of Shares         $ Value
         Macnor Corp       (Note 1)               792,899          12,000
         Fortius Research and Trading(Note 2)     178,291           7,500
         Liikfam Holdings(Note 3)                 808,968          00,000
         Director - A. Laudenslager               160,106          24,359
         Director - Brian Clewew                  191,476          29,465
         Director - David Ramm                     78,952          12,000
         Director - Gary Brandt                    88,476          12,698
         Director - Anthony Durkacz                96,476          14,000
         Director - Juri Nor                       96,476          14,000
                                               ----------        --------
         Total                                  2,616,310         374,534
                                               ----------        --------

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

     Directors

(2)  Currently, the compensation arrangement for the Directors is as follows:

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

(3)  Governance

     An executive compensation committee was appointed in January 2005 to study and determine appropriate levels of compensation and to structure employment agreements for officers.

(4)  Stock Option Plan

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

     On October 22, 2004, the Board of Directors passed a resolution authorizing an amendment to a stock option plan dated September 25, 2001 and amended October 30, 2002 increasing the number of shares available in the plan by 2,600,000 shares, to a total of 5,100,000 shares. The amendment was adopted by the Company's shareholders at its annual and special meeting of shareholders held on October 22, 2004. On Oct 12, 2005, the Board of Directors received approval from shareholders at the Annual General Meeting to increase the common shares available for the Company's Stock Option Plan by 2,000,000. All features of the plan remain unchanged.

(5)  Options and Warrants outstanding as at May 30, 2007

     The following table outlines the options and warrants that are outstanding as of May 30, 2007 of the directors and senior management or their affiliates of the Company:

Name                             Number of Shares           Exercise Price                Expiry
----                             ----------------           --------------                ------
Jiri Nor (3)                              200,000                 US$ 0.15              07/19/10
Macnor Corp.                            5,000,000                 CDN$1.06              01/27/08

Michael Liik (1)                          500,000                  US$0.36              12/11/09
Michael Liik (3)                          200,000                  US$ .15              07/19/10
Liikfam Holdings Inc. (2)                 500,000                  US$0.37              12/09/07

Peter Nor                                 100,000                  US$0.36              12/06/09
Peter Nor (3)                             200,000                  US$ .15              07/19/10

Brian Clewes (3)                          200,000                  US$0.15              07/19/10

Anthony Durkacz                           250,000                  US$0.20              07/22/07
Anthony Durkacz (3)                       200,000                  US$ .15              07/19/10
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

C. BOARD PRACTICES.

     The Board of Directors may consist of from three to ten members, and currently consists of six members. Each Director is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The next annual meeting has been called for July 10, 2007 in Toronto, Canada.

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

D. EMPLOYEES.

     AEI presently has three officers and seventeen other employees, including one general manager, six technical experts, four lab technicians, one accountant, one bookkeeper, one office administrator, one office assistant and two labourers. Job descriptions for employees in small, entrepreneurial companies such as the Company tend to be rather flexible, but clearly the principal role of the General Manager is to oversee the progress of the current projects to ensure they are completed satisfactorily, on budget and on time. The present employees are not represented by a labor union. The Company considers its relationship with its employees to be satisfactory.

E. SHARE OWNERSHIP.

     The following table lists, as of May 30, 2007, the beneficial share holdings (see (4)) in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

                                         Options, Warrants or         Directly Owned    Total Owned included       Percent
Name                                        Agreements Vested                                 Vested Amounts      of Class
--------------------------------------- ---------------------- ---------------------- ----------------------- -------------
Jiri K. Nor (1)                                  5,000,000(6)              9,603,493              14,603,493        26.50%
Brian Clewes                                                                 711,887                 711,887         1.29%
Arthur Laudenslager (2)                                                      655,796                 655,796         1.19%
Michael Liik (4)                                   400,000(6)              1,361,900               1,361,900         3.20%
Anthony Durkacz (3)                                250,000(6)                943,137                 918,367         2.16%
Peter Nor                                          100,000(6)                      0                 100,000           *

                                        ---------------------------------------------------------------------
All Executive Officers and Directors
as a group (5)
                                                    5,750,000             13,276,213              19,026,213        34.52%
                                        ---------------------------------------------------------------------

* Denotes less than 1%

(1) Includes (i) 2,224,386 Common Shares held by Jiri K. Nor and (ii) 7,379,107 Common Shares held by Macnor Corp. (iii) 5,000,000 warrants held by Macnor Corp.

(2)  Includes (i) 655,796 Common Shares held by Arthur Laudenslager

(3) Includes (i) 256,007 Common Shares by Anthony Durkacz and (ii) 687,130 Common Shares by Fortius Research and Trading Corp.

(4) Includes (i) 489,163 Common shares held by Michael Liik and (ii)872,737 Common shares by Liikfam Holdings inc. (iii) 200,000 options held by Michael Liik (iv) 200,000 warrants held by Liikfam Holdings Inc.

     All the individuals included in the table above are beneficial owners as defined in General Instruction F to this form 20-F. Each person in the above table either owns or has the right to acquire the common shares within 60 days by options, warrants or other agreement.

(3) Options and Warrants vested as at May 30, 2007

The following table outlines the options and warrants exercisable into common shares of the Company that are outstanding as of May 30, 2007 of the directors and senior management or their affiliates:

Name                      Number of Shares      Exercise Price         Expiry
----                      ----------------      --------------         ------

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

Michael Liik                       200,000             US$0.36       12/11/09
Liikfam Holdings Inc.              200,000             US$0.37       12/09/07

Anthony Durkacz                    250,000             US$0.20       07/22/07

ITEM 7.

     MAJOR SHAREHOLDERS AND RELATED AND NON-RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

     The following table lists, as of May 30, 2007, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

Name of                          Amount and Nature                 Percent
Beneficial Owner                 of Class

Jiri K. Nor (1)                     14,603,493                       26.50%

Acme Global Inc.                     4,248,750 common shares          7.71%

(1) Includes (i) 2,224,386 Common Shares held by Jiri K. Nor and (ii) 7,379,107 Common Shares held by Macnor Corp. (iii) 5,000,000 warrants held by Macnor Corp.

     There has been significant change in the percentage ownership held by both major shareholders during the past three years due to dilution incurred by private placements, the issuance of Common Shares to reduce debt and the issuance of common shares for the acquisition of Astris s.r.o.

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

B. RELATED PARTY TRANSACTIONS.

     (1) Astris s.r.o.

     The Company acquired 100% of the ownership (increased from 30% ownership) in Astris s.r.o., a Czech Republic company on January 27, 2005. The results of its operations from the effective date of January 2, 2005 are fully consolidated with the results of the parent company. In prior years, this investment in Astris s.r.o. was accounted for on the equity basis. As the Company's share of losses was in excess of the original investment, the investment was written down to nil in a prior year.

     The Company regularly subcontracts portions of its research and development activities to s.r.o. To facilitate these activities, the Company advances funds to them. In addition, the Company sells its products to s.r.o., as required. As at December 31, 2005, any funds advanced to Astris s.r.o. since acquisition and any trade receivables and payables have been eliminated on consolidation

     The funds advanced to s.r.o. were for operating expenses, the purchase of land and a building as well as equipment for the new electrode production facility.

     (2) Amounts owing to Directors and Officers:

     Payables and accruals as at December 31, 2006 include the following amounts:

                            Position in        Amount          Amount     Amount
      Entity                  Company            2006            2005       2004

Anthony Durkacz         Director & Officer     $ 2,141       $34,596     $17,441
Arthur Laudenslager     Director                 2,397        20,358           -
Brian Clewes            Director                 2,000        25,465           -
David Ramm              Director                     -        10,000           -
Fortius Research and    Controlled by A.D.       5,300        31,125       1,043
    Trading
Gary Brandt             Director                     -         8,698           -
Jiri Nor                Director & Officer       3,011        61,915           -
Liikfam Holdings Inc.   Controlled by M.L.      26,500        26,750           -
Macnor Corp.            Controlled by J.N.      21,333       102,720      13,826
Michael Liik            Director                 2,000        14,512           -
Peter Nor               Officer                  1,971         6,971           -
                                              --------    ----------     -------
                                              $ 66,653    $  343,110     $32,310
                                              ========    ==========     =======

     (3) Compensation Expensed to Directors and Officers

     The following amounts were expensed as consulting and other compensation to directors and officers:

                            Position in             Amount    Amount    Amount
      Entity                  Company                 2006      2005      2004

Gary Brandt                Director                $ 4,000    $ 8,698   $      -
Brian Clewes               Director                  6,000     25,465          -
Anthony Durkacz            Director & Officer        6,000     10,000          -
Fortius Research and       Director
    Trading                Controlled by A.D.       92,725    112,500    100,000
Arthur Laudenslager        Director                  6,100     19,768          -
Liikfam Holdings Inc.      Controlled by M.L.      100,000    118,750          -
Macnor Corp. re Jiri Nor   Controlled by J.N.      149,997    315,998    166,279
Macnor Corp re Peter Nor   Controlled by J.N.       98,000    120,000     93,455
Michael Liik               Director                  6,000     14,511          -
Jiri Nor                   Director & Officer        6,000     10,000          -
David Ramm                 Director                   2000     10,000          -
                                                  --------   --------   --------
                                                  $476,822   $765,690   $359,734
                                                  ========   ========   ========

     (4) Agreements with Macnor Corp

     Macnor has a verbal agreement with Astris. Macnor bills Astris Energi Inc. monthly for services provided at the rates approved by the Astris Board or its Compensation Committee from time to time. Macnor is presently paid by Astris CDN $13,333 per month plus expenses at cost for the services of Jiri Nor and CDN $8,000 per month for the services of Peter Nor. Payment is in the form of both cash and common shares depending on the financial condition of the Company as determined by the Board . The proportions are stated in the above table. The services of Jiri Nor include acting as CEO and to perform any duties necessary by the Company related to the position, as well as, Chief Technology Officer and any duties necessary by the Company related to the position. All technology has been assigned to Astris Energi Inc. by Macnor as shown in Exhibit 10.17. The services of Peter Nor include acting as Vice President of Marketing and Business Development and to perform any duties necessary by the Company related to the position.

     (5) Agreement with Fortius Research and Trading

     Fortius Research and Trading Corp. has a verbal agreement with Astris. Fortius bills Astris Energi Inc. quarterly for services provided at the rates approved by the Astris Board or its Compensation Committee from time to time. Fortius is presently paid CDN $8,333 per month plus automobile expenses at cost by Astris for the services of Anthony Durkacz. Payment is in the form of both cash and common shares depending on the financial condition of the Company as determined by the Board. The services of Anthony Durkacz include acting as CFO, Vice President of Finance and the principal accounting officer and to perform any duties necessary by the Company related to the positions.

     (6) Agreement with Liikfam Holdings Inc.

     Liikfam Holdings Inc. has a written agreement with Astris. Liikfam bills Astris Energi Inc. quarterly for services provided at the rates approved by the Astris Board or its Compensation Committee from time to time. Liikfam is presently paid CDN $8,333 per month plus expenses at cost by Astris for the services of Michael Liik. Payment is in the form of common shares and could change depending on the success of his efforts to raise financing for the Company. The agreement may be terminated by either party with a 30-day notice.

C. NON-RELATED PARTY COMMON STOCK TRANSACTIONS.

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

During the four quarters of 2005, the company issued shares of common stock to settle obligations owing by the Company to certain individuals and companies as follows:


                             First       Second    Third     Fourth
                            Quarter     Quarter   Quarter    Quarter     Annual

Total Non-Related Parties    261,350   1,113,757  2,373,045  557,775   4,305,927

During the four quarters of 2006, the company issued shares of common stock to settle obligations owing by the Company to certain individuals and companies as follows:

                             First       Second    Third     Fourth
                            Quarter     Quarter   Quarter    Quarter     Annual

Total Non-Related Parties    954,039   1,565,637   296,772   105,667   2,925,115

D. INTERESTS OF EXPERTS AND COUNSEL.

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     Reference is made to Item 17 for a list of all financial statements and notes related thereto filed as part of this Annual Report.

EXPORT SALE DISCLOSURE

     In 2006, the Company had export sales in the amount of $68,695. In 2005, the Company had export sales in the amount of $238,493. In 2004, the Company had export sales in the amount of $81,290

SIGNIFICANT CHANGES.

     On June 5, 2007, the company executed a binding asset purchase agreement with MKU Canada Inc., a corporation incorporated under the laws of Ontario, Canada, a wholly-owned subsidiary of Green Shelters Innovations Ltd., a wholly-owned subsidiary of Green Shelters (India) Private Ltd, to sell substantially all of its assets to MKU Canada Inc.

     This transaction, which was negotiated by the Special Committee of the Board of Directors of Astris, includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: (i) approximately US$3.1 Million in cash; (ii) forgiveness of US$1.6 Million of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of GSI) and accrued interest of US$175,000; (iii) an option for Astris to redeem, for nominal consideration and then cancel 4,248,750 shares recently acquired by ACME Global Inc. for US$0.08 per share; and (iv) a secured convertible promissory note funding commitment of a minimum of US$150,000 per month to finance operations to closing and to be forgivable thereafter.

     Immediately after closing, existing management will resign both as officers and directors of the Company. It is the intention of the Board of the Company to appoint a new CEO with a mandate to utilize the remaining cash and residual tax losses to seek new business opportunities.

     The obligation of the parties to consummate this transaction will be subject to the following primary conditions: 1) no material adverse change to Astris' business; 2) execution of employment agreements between GSI and key personnel of Astris; 3) completion prior to July 31, 2007; 4) approval by at least two thirds of the votes cast at a Special Meeting of Astris shareholders on July 10, 2007; 5) closing terms typical of an asset purchase; 6) receipt of all necessary government approvals; and 7) exclusivity to MKU for the period to closing. As such, the Company has agreed to a non-refundable break-up fee equal to the greater of any advances under the secured convertible promissory note operating facility described above or $500,000, at the time of any breach. Upon termination, the promissory note would immediately become due and payable.

DIVIDEND POLICY.

     The Company has not paid dividends within the last five fiscal years. For a description of the ability of the Board of Directors to distribute dividends, please see Item 10B below.

ITEM 9. THE OFFER AND LISTING.

MARKETS AND PRICE HISTORY OF THE COMPANY'S STOCK.

     As of June 4, 2007, the Company had 270 stockholders of record for its Common Shares and 55,118,431 Common Shares were issued and outstanding. The Company believes that there are a considerable number of beneficial holders of the Common Shares, as a substantial number of Common Shares are held of record by principal depositories in Canada and the United States. As at June 4, 2007, the shareholder list showed 270 registered shareholders holding a total of 18,114,507 Common Shares, 14,280,921 Common Shares in the name of Cede & Co and 22,723,003 Common shares in the name of CDS & Co (the depository in Canada).

     The Common Shares were previously traded in Canada on the Canadian Dealing Network (CDNX), but presently has an inactive listing on the CDNX. Since June 20, 2001, the Company's Common Shares have been posted for trading on the O.T.C. Bulletin Board under the symbol ASRNF. The quarterly high and low prices for the past two fiscal years are tabulated below:



     ------------------------------------- -------------- ----------------------
     2005                                           High                    Low
     ------------------------------------- -------------- ----------------------

     ------------------------------------- -------------- ----------------------
     First                                           .40                    .24
     ------------------------------------- -------------- ----------------------
     Second                                          .30                    .12
     ------------------------------------- -------------- ----------------------
     Third                                           .54                    .13
     ------------------------------------- -------------- ----------------------
     Fourth                                          .22                    .11
     ------------------------------------- -------------- ----------------------

     ------------------------------------- -------------- ----------------------
     2006                                           High                    Low
     ------------------------------------- -------------- ----------------------

     ------------------------------------- -------------- ----------------------
     First                                           .18                    .11
     ------------------------------------- -------------- ----------------------
     Second                                          .29                    .14
     ------------------------------------- -------------- ----------------------
     Third                                           .16                    .06
     ------------------------------------- -------------- ----------------------
     Fourth                                          .09                    .04

The following table sets forth the high and low market prices for each of the past 5 months:

     ---------------------------------- ----------------- ----------------------
     2007                                          High,                   Low,
                                              US$ /share             US$ /share
     ---------------------------------- ----------------- ----------------------

     ---------------------------------- ----------------- ----------------------
     January                                        .055                   .031
     ---------------------------------- ----------------- ----------------------
     February                                       .065                   .034
     ---------------------------------- ----------------- ----------------------
     March                                          .050                   .032
     ---------------------------------- ----------------- ----------------------
     April                                          .047                   .028
     ---------------------------------- ----------------- ----------------------
     May                                            .034                   .025
     ---------------------------------- ----------------- ----------------------

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

8. OWNERSHIP THRESHOLD

     There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed. However, in the United States, 5% ownership or more must be publicly disclosed. In Canada, 10% ownership or more must be publicly disclosed.

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

     On June 5, 2007, the company executed a binding asset purchase agreement with MKU Canada Inc., a corporation incorporated under the laws of Ontario, Canada, a wholly-owned subsidiary of Green Shelters Innovations Ltd. ("GSI"), a wholly-owned subsidiary of Green Shelters (India) Private Ltd, to sell substantially all of its assets to MKU Canada Inc.

     This transaction, which was negotiated by the Special Committee of the Board of Directors of Astris, includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: (i) approximately US$3.1 Million in cash; (ii) forgiveness of US$1.6 Million of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of GSI) and accrued interest of US$175,000; (iii) an option for Astris to redeem, for nominal consideration and then cancel 4,248,750 shares recently acquired by ACME Global Inc. for US$0.08 per share; and (iv) a secured convertible promissory note funding commitment of a minimum of US$150,000 per month to finance operations to closing and to be forgivable thereafter.

     Immediately after closing, existing management will resign both as officers and directors of the Company. It is the intention of the Board of the Company to appoint a new CEO with a mandate to utilize the remaining cash and residual tax losses to seek new business opportunities.

     The obligation of the parties to consummate this transaction will be subject to the following primary conditions: 1) no material adverse change to Astris' business; 2) execution of employment agreements between GSI and key personnel of Astris; 3) completion prior to July 31, 2007; 4) approval by at least two thirds of the votes cast at a Special Meeting of Astris shareholders on July 10, 2007; 5) closing terms typical of an asset purchase; 6) receipt of all necessary government approvals; and 7) exclusivity to MKU for the period to closing. As such, the Company has agreed to a non-refundable break-up fee equal to the greater of any advances under the secured convertible promissory note operating facility described above or $500,000, at the time of any breach. Upon termination, the promissory note would immediately become due and payable.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended(the "Exchange Act"), the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer and President and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006. In designing and evaluating the Company's disclosure controls and procedures, the Company and its management recognize that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their desired control objectives. Additionally, in evaluating and implementing possible controls and procedures, the Company's management was required to apply its reasonable judgment. Furthermore, in the course of this evaluation, management considered certain internal control areas, including those discussed below, in which we have made and are continuing to make changes to improve and enhance controls. Based upon the required evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2006, the Company's disclosure controls and procedures were effective (at the "reasonable assurance" level mentioned above).

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

C.
     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     For the year ended 2006 and 2005, the audit fees were CDN $55,000, and CDN$46,410. For the year ended 2006 the audit-related fees for the principal accountants were CDN$ 41,270 and for 2005 $32,000. For the years ended 2006 and 2005, the tax related fees for the principal accountants were CDN $NIL and CDN$nil. The Company's audit committee's pre-approval of audit fees is discussed in advance with the principal accountant and the audit committee. If there are any adjustments, they are approved by the audit committee.

E.
     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not Applicable.


PART III.

ITEM 17. FINANCIAL STATEMENTS

     The following documents are filed as Attachment A hereto and are included as part of this Form 20-F.

ASTRIS ENERGI INC. CONSOLIDATED FINANCIAL STATEMENTS

Description of Document:

     Auditors' Report for the year ended December 31, 2006.

     Auditors' Report for the year ended December 31, 2005.

     Auditors' Report for the year ended December 31, 2004.

     Consolidated Balance Sheets for the year ended December 31, 2006, 2005 and 2004.

     Consolidated Statements of Loss and Deficit for the years ended December 31, 2006, 2005 and 2004.

     Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004.

     Notes to Consolidated Financial Statements for the year ended December 31, 2006, 2005 and 2004.

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

12.1 and 12.2 302 CERTIFICATION

13.1 SECTION 906 CERTIFICATION

23.1 AUDITORS' CONSENT

99* CODE OF ETHICS

99.1* WHISTLEBLOWER POLICY

* Previously filed. Otherwise all other exhibits filed herewith.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       ASTRIS ENERGI INC.


                                       By: /s/ Jiri K. Nor
                                           ---------------
                                       President and Chief Executive Officer
                                       Date: June 11, 2007