Form 20-F/A
period 2006-12-31
CARTHEW BAY TECHNOLOGIES INC
filed 2007-10-19
CIK 1022518

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

                             Options, Warrants or                   Total Owned included    Percent
Name                            Agreements Vested   Directly Owned     Vested Amounts       of Class
--------------------------- ---------------------- ---------------- --------------------- -------------
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

                            -------------------------------------------------------------
All Executive Officers
and Directors
as a group (5)                          5,750,000       13,276,213            19,026,213        34.52%
                            -------------------------------------------------------------

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

                                       ASTRIS ENERGI INC.

                                       By: /s/ Michael Liik
                                           ---------------
                                       President and Chief Executive Officer
                                       Date: October 19, 2007

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Financial Statements
(Canadian Dollars)
December 31, 2006, 2005 and 2004

ASTRIS ENERGI INC.
(A Development Stage Company)

INDEX

December 31, 2006

PAGE

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS

Consolidated Balance Sheets - Statement I	2

Consolidated Statements of Operations and Deficit - Statement II	3

Consolidated Statements of Cash Flows - Statement III	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	5 - 40

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
ASTRIS ENERGI INC.
(A Development Stage Company)

We have audited the consolidated balance sheets of ASTRIS ENERGI INC. (a development stage company) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of ASTRIS ENERGI INC. (A Development Stage Company) for the period from January 1, 1995 (date of inception) to December 31, 2002. Those statements were audited by other auditors whose reports were furnished to us and our opinion, insofar as it relates to amounts for the period from January 1, 1995 (date of inception) to December 31, 2002, included in cumulative totals, is based solely upon the reports of other auditors.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario	/s/ Danziger Hochman Partners LLP.
May 17, 2007

COMMENTS BY INDEPENDENT AUDITORS ON CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCE

The Standard of the Public Company Accounting Oversight Board (United States) requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors dated May 17, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Toronto, Ontario	/s/ Danziger Hochman Partners LLP.
May 17, 2007

ASTRIS ENERGI INC.	Statement I
(A Development Stage Company)
Consolidated Balance Sheets
As at December 31, 2006 and 2005
(Canadian Dollars)

	2006	2005
ASSETS
CURRENT
Cash	$22,081	$27,857
Accounts receivable	3,780	114,300
Inventory	32,127	13,657
Prepaid expenses and deposits	140,205	210,347

	198,193	366,161

Deferred debenture financing costs (note 16)	959,787	-
Property, plant and equipment (note 3)	580,110	603,848
Technology and patent costs (note 14)	28,128	12,485
	$1,766,218	$982,494
LIABILITIES
CURRENT
Accounts payable and accrued liabilities (note 4)	$425,845	$773,094
Advances payable (note 17)	262,250	-
Deferred revenue	10,628	17,856
Current portion of obligation under capital lease	10,554
Derivative liability (note 16)	616,894
Convertible debenture (note 9)	-	420,000

	1,326,171	1,210,950
LONG-TERM
Obligation under capital lease	28,360	-
$CDN Convertible debenture @10%, due April 9, 2009
(notes 9 and 16(b))	127,703	-
$U.S. Convertible debenture @10%, due April 9, 2009
(note 16(a))	337,205	-
	1,819,439	1,210,950
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (note 6 (a))	11,205,002	10,030,096
CONTRIBUTED SURPLUS (note 6 (c))	5,183,490	4,062,739
DEFICIT (note 12)- Statement II	(16,441,713)	(14,321,291)
	(53,221)	(228,456)
	$1,766,218	$982,494

Description of Business and Going Concern (note 1)

Commitments (note 10)

Subsequent Events (note 18)

Approved on behalf of the Board: /s/ Michael Liik (Director)/s/ Brian Clewes (Director)

{See accompanying notes.}

ASTRIS ENERGI INC.	Statement II
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
For the Years Ended December 31, 2006, 2005 and 2004 and December 31, 1995 through December 31, 2006
(Canadian Dollars)

				From
				Inception
				Dec. 31, 1995
	2006	2005	2004	to Date
				(Note 13)
REVENUE
Sales	$85,915	$291,512	$88,798	$869,817

EXPENSES
Research and development	792,265	909,873	1,343,695	5,522,846
General and administrative	1,326,539	2,537,127	1,943,799	7,570,168
Professional fees	264,742	333,555	243,076	1,476,251
Interest to related parties	-	-	7,000	116,329
Debenture interest and financing costs	467,252	83,538	-	550,790
Amortization	77,504	73,113	13,485	296,034
Amortization of debenture financing costs	367,579	-	-	367,579
Unrealized gain on derivatives	(1,089,544)			(1,089,544)
Write off of technology (note 14)	-	1,500,000	-	1,500,000
Acquisition costs	-	185,170	-	372,915

	2,206,337	5,622,376	3,551,055	16,683,368

NET LOSS FOR THE YEAR	(2,120,422)	(5,330,864)	(3,462,257)	($15,813,551)

DEFICIT, BEGINNING OF YEAR	(14,321,291)	(8,990,427)	(5,528,170)

DEFICIT, END OF YEAR	($ 16,441,713)	($14,321,291)	($ 8,990,427)

NET LOSS PER COMMON SHARE	($ 0.05)	($ 0.16)	($ 0.26)

AVERAGE NUMBER OF SHARES OUTSTANDING (Note 6)	42,561,626	33,656,293	21,106,312

{See accompanying notes.}

ASTRIS ENERGI INC.	Statement III
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2006, 2005 and 2004 and December 31, 1995 through December 31, 2006
(Canadian Dollars)

				Dec. 31, 1995
	2006	2005	2004	to Date
				(Note 13)
OPERATING ACTIVITIES
Loss for the year	($ 2,120,422)	($ 5,330,864)	($ 3,462,257)	($15,813,551)
Items not requiring cash
Write off of technology	-	1,500,000	-	1,500,000
Amortization of capital assets	77,504	73,113	13,485	242,113
Amortization of debenture financing costs	367,579	-	-	367,579
Amortization and write-off of goodwill	-	21,972	-	553,336
Imputed interest - amortization of debt discount	314,596	-	-	314,596
Consulting and professional fees paid in
capital stock to non-related parties	631,603	1,235,824	890,097	3,181,119
Consulting fees paid in capital stock to
related parties	374,533	554,308	360,360	2,020,954
Options and warrants issued to
non-employees	-	718,242	319,061	1,160,065
Unrealized gain on derivatives	(1,089,544)	-	-	(1,089,544)
Stock based compensation to employees	-	58,391	105,962	352,730
Loss on sale of marketable securities	-	-	-	(414,737)
Other	-	-	-	221,523
Net change in non-cash working capital
balances related to operations (note 7)	(192,284)	466,733	(329,614)	594,889
	(1,636,435)	(702,281)	(2,102,906)	(6,808,928)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(5,049)	(69,206)	(16,807)	(139,739)
Cash acquired on purchase of Astris s.r.o. (note 14)	-	87,091	-	87,091
Astris s.r.o. pre-acquisition costs written off	-	48,190	(48,190)	48,190
Proceeds from sale of marketable securities	-	-	-	514,735
Purchase of other assets	(17,249)	(7,638)	(5,502)	(78,579)
	(22,298)	58,437	(70,499)	431,698
FINANCING ACTIVITIES
Proceeds from issuance of convertible debenture	-	420,000	-	420,000
Advances from related parties	-	-	-	(15,819)
Proceeds from issuance of warrants	-	-	537,167	1,506,268
Repayment of obligation under capital lease	(8,197)	-	-	(8,197)
Deposit on shares	-	-	(72,070)	-
Proceeds from issuance of $US convertible debentures	1,740,003	-	-	1,740,003
Deferred financing costs	(341,099)	-	-	(341,099)
Proceeds from advances payable	262, 250	-	-	262, 250
Proceeds from issuance of common shares upon exercise of options	-	73,350	1,538,874	2,784,623
	1,652,957	493,350	2,003,971	6,348,029
NET DECREASE IN CASH	(5,776)	(150,494)	(169,434)	(29,201)
CASH, BEGINNING OF YEAR	27,857	178,351	347,785	-
Cash balance of Astris Inc. on acquisition	-	-	-	51,282

CASH, END OF YEAR	$22,081	$27,857	$178,351	$22,081

Note 7 - Supplemental Disclosure of Cash Flows Information

{See accompanying notes.}

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

1.  DESCRIPTION OF BUSINESS AND GOING CONCERN

Astris Energi Inc. (the “Company”) designs, develops, manufactures and sells alkaline fuel cells (“AFCs”) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  The Company is based in Mississauga, Canada.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  To date, the Company has not earned significant revenues and is considered to be in the development stage. Currently the Company has two projects under development at its Canadian division and two at its Czech Republic division, Astris s.r.o.

a)	Canadian Division

(i) POWERSTACK MC250 Project

The POWERSTACK MC250 project represents fuel cell stack improvement in several aspects of AFC technology. The POWERSTACK MC250 is at a pre-commercial stage.  The Company started a pilot production line of the POWERSTACK MC250 in 2004.

Since inception of this project, the Company has expensed $4,716,076 as at December 31, 2006 in connection with this project and no amounts have been capitalized or deferred to date.

(ii) E8 Generator Project

The E8 generator project uses the POWERSTACK MC250 to produce 2.4 kW of nominal rated power.  The E8 generator is ready to be installed in demonstration and pilot applications.

The Company has expensed $546,827 as at December 31, 2006 in connection with this project. The Company has sold five E8 generators on a demonstration basis to a potential OEM and potential resellers. There is no assurance that there will be future revenues from either party.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

1.  DESCRIPTION OF BUSINESS AND GOING CONCERN (continued)

b)	Czech Republic Division

(i) Fuel cell based on back-up power system for telecommunications

The Company expensed $30,202 to date on this project which began in 2006. Grant monies allocated to this project amounted to $16,887 as at December 31, 2006.

(ii) Research and development of fuel cells with a liquid electrolyte

The Company expensed $323,479 in 2006 for this project bringing the total to date to $530,809. Grant monies allocated to this project amounted to $177,715 for the year 2006.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due.  No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred losses for several years and, during 2006, the Company utilized $1,636,435 (2005 - $702,281) (2004 - $2,102,906) of cash in operations. At December 31, 2006, the Company reported a deficit of $16,441,713 and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt on the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives and is pursuing additional capital resources. Nevertheless, there can be no assurance that these initiatives if undertaken will be successful.

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the achievement of profitable operations.  In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Effective January 1, 2005, the Company, Astris Energi Inc., and its wholly-owned subsidiary, Astris Inc., were amalgamated to streamline administrative functions. The amalgamated company continues with the same name as the parent company.

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP’) and reflect the accounts of the parent company and its holding company 2062540 Ontario Inc. which holds all the outstanding shares of its foreign subsidiary, Astris s.r.o. Astris s.r.o. was acquired on January 27, 2005. (See note 14)

All material intercompany transactions and balances have been eliminated on consolidation.

Revenue Recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized at the time services are rendered.

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased.

Prepaid Expenses and Deposits

A significant portion of prepaid expenses represent a 24-month prepayment for services relating to filings on EDGAR in the United States, starting in September 2005.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the estimated useful lives of these assets on a straight line basis, calculated as follows:

Building	40 years
Machinery and equipment	5 years
Furniture and fixtures	10 years
Leasehold improvements	Corresponding lease term

In the event that the future undiscounted net cash flows relating to these long lived assets are less than their carrying amounts, they are written down to fair value.  The impairment loss would be reflected in the operations of the year when impairment occurs.

Inventory

Inventory is valued at the lower of cost or market value. Cost is determined on a first in first out basis.

Research and Development Costs, Investment Tax Credits and Government Assistance

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined; the associated costs can be identified; technical feasibility has been reached; there is intention to produce or market the product; the future market is clearly defined; and, adequate resources exist or are expected to be available to complete the project.  To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not. Government grants are recognized when received. Assistance received or receivable is accounted for using the cost reduction approach.

	2006	2005	2004

Canadian SRED credits	$-	$283,900	$192,870
Czech Republic government grants	177,715	137,000	-
	$177,715	$420,900	$192,870

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
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

Use of Estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from management’s estimates.

Financial Instruments

The Company’s financial instruments comprise cash; accounts receivable; accounts payable and accrued liabilities; derivatives: and, convertible debentures.

The fair values of the Company’s financial instruments approximate their carrying values due to the short-term nature of the instruments. The fair values of the Company’s convertible debentures approximate carry value as the interest rates and other terms on the debentures approximates those available in the current market for instruments of similar terms and maturities.

Interest and Credit Risks and Deferred Revenue

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to interest risks.

The Company is exposed to credit risk on the accounts receivable from its customers.  In order to reduce its credit risk, the Company has adopted credit policies which include the payment of small orders by credit card before shipping, the analysis of the financial position of its customers, and the regular review of their credit limit. In addition, before the commencement of a major order, the Company requests a substantial deposit from the customer. These deposits, when received, are recorded as deferred revenue until the order is delivered.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Exchange Risks

The Company is exposed to risks arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

Derivative Instruments

The Company issued convertible debentures as part of its financing activities. Accounting for convertible debentures with a debt conversion into shares component based on a varying stock price is covered by SFAS 133 in the United States and Section 3855 of the CICA Handbook in Canada. These sources prescribe when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures. They also specify how financial instrument gains and losses are to be presented and define financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts. Details of the accounting for these convertible debentures as derivative instruments are included in note 16.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments.” This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. As permitted by Section 3870, the Company applied this change prospectively for new awards granted on or after January 1, 2002. In periods prior to January 1, 2002, the Company recognized no compensation when stock options or warrants were issued to employees or non- employees.

Effective January 1, 2004, the Company adopted the revised accounting recommendations contained in the CICA Handbook Section 3870. Commencing in the fiscal year 2004, the Company recorded compensation expense for stock options granted to employees on or after January 1, 2004, based on the fair value method of accounting. For the year ended December 31, 2006, the amount of compensation cost recognized in income and credited to contributed surplus was $5,002 (2005 - $236,174; 2004 - $333,373). (Note 6 (c).)

Comprehensive Income

Income and losses arising from the translation of certain year-end balances in the Company’s foreign subsidiary are insignificant and grouped with currency expense on the consolidated statements of operations and deficit.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company translates foreign currency denominated transactions and the financial statements of integrated foreign operations using the temporal method. Monetary assets and liabilities denominated in currencies other than Canadian dollars are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the transaction exchange rate, with the exception of amortization, which is translated at historic rates. Foreign currency gains and losses resulting from the translation of assets and liabilities are reflected in net income of the period.

Leases

Leases entered into by the Company as a lessee are classified as capital or operating leases. Leases that transfer substantially the entire risks and benefits incidental to ownership are classified as capital leases. At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the asset’s fair market value at the beginning of each lease. Rental payments under operating leases are expensed as incurred.

Asset Impairment

The Company has adopted CICA Handbook Section 3063, Impairment of Long-lived Assets. This standard establishes principles for the recognition, measurement and disclosure of the impairment of long-lived assets on a prospective basis. The standard outlines the impairment process and defines the impairment loss as being measured as the excess of the carrying value of the asset over its fair value. The evaluation is performed at the lowest level of a group of assets and liabilities with identifiable cash flows that are independent of those of other assets and liabilities.

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

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

Comprehensive income and equity In 2005, the CICA released Handbook Section 1530, “Comprehensive Income,” and Section 3251, “Equity,” effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards in addition to Section 1530. The Company does not expect the adoption of these standards to have a material effect on its consolidated results of operations or financial position.

Accounting changes In 2006, the CICA released Handbook Section 1506, “Accounting Changes,” effective for fiscal years beginning on or after January 1, 2007. The Section establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. It clarifies that a change in accounting policy can be made only if it is a requirement under Canadian Generally Accepted Accounting Principals or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

3. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net
2006	Cost	Amortization	Book Value
Property, Plant and Equipment
Land	$128,940	$-	$128,940
Building	243,376	13,700	229,676
Machinery and equipment	290,531	94,206	196,325
Furniture and fixtures	38,198	13,029	25,169
Leasehold improvements	10,939	10,939	-
	$711,984	$131,874	$580,110

		Accumulated	Net
2005	Cost	Amortization	Book Value
Property, Plant and Equipment
Land	$128,940	$-	$128,940
Building	238,328	6,790	231,538
Machinery and equipment	243,420	30,183	213,237
Furniture and fixtures	38,198	8,065	30,133
Leasehold improvements	10,939	10,939	-
	$659,825	$55,977	$603,848

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

4. RELATED PARTY TRANSACTIONS AND BALANCES

(a) Amounts owing to Directors and Officers

As at December 31, accounts payables and accrued liabilities includes amounts owing to the following persons and companies. These amounts arose from transactions listed in note 4 (b).

	Position	2006	2005

Anthony Durkacz (“AD”)	Director and Officer	$2,141	$34,596
Arthur Laudenslager	Director	2,397	20,358
Brian Clewes	Director	2,000	25,465
David Ramm	Director	-	10,000
Fortius Research and Trading	Controlled by AD	5,300	31,125
Gary Brandt	Director	-	8,698
Jiri Nor (“JN”)	Director & Officer	3,011	61,915
Liikfam Holdings Inc.	Controlled by ML	26,500	26,750
Macnor Corp.	Controlled by JN	21,333	102,720
Michael Liik (“ML”)	Director	2,000	14,512
Peter Nor	Officer	1,971	6,971
		$66,653	$343,110

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

 4. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(b) Directors and Officers

During the years ended December 31, 2006, the Company incurred the following consulting expenses with its directors and officers:

	Position	2006	2005	2004

Gary Brandt	Director	$4,000	$8,698	$-
Brian Clewes	Director	6,000	25,465	-
Anthony Durkacz (“AD”)	Director and Officer	6,000	10,000	-
Fortius Research and Trading	Controlled by AD	92,725	112,500	100,000
Arthur Laudenslager	Director	6,100	19,768	-
Liikfam Holdings Inc.	Controlled by ML	100,000	118,750	-
Macnor Corp. re Jiri Nor (i)	Controlled by JN	149,997	315,998	166,279
Macnor Corp. re Peter Nor (i)	Controlled by JN	98,000	120,000	93,455
Michael Liik (“ML”)	Director	6,000	14,511	-
Jiri Nor (“JN”)	Director and Officer	6,000	10,000	-
David Ramm	Director	2,000	10,000	-
		$476,822	$765,690	$359,734

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(i) Jiri Nor and Peter Nor provided services on behalf of Macnor Corp. respectively.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

5. INCOME TAXES

The Company has non-capital tax losses carried forward of approximately $9,503,000. If unused, these tax losses will expire as follows:

2007	188,000
2008	294,000
2009	323,000
2010	1,734,000
2014	2,882,000
2015	3,030,000
2016	1,052,000

In addition, the Company has non-deductible scientific research and development expenditures amounting to approximately $1,759,000 which have no expiry.

Investment tax credits recorded during the year as a reduction of expenses aggregated to $Nil (2005 - $283,900); (2004 - $192,870).

The Company’s computation of future income tax recovery is as follows:

	2006	2005	2004

Loss before income taxes	($2,120,422)	($5,330,864)	($3,462,257)
Statutory income tax rate	36.12%	36.12%	36.12%
Income tax recovery at statutory rate	(765,896)	(1,925,508)	(1,250,567)
Non-taxable gain	(393,543)	-	-
Non-deductible expenses	779,530	138,919	125,285
Change in valuation allowance and other items	379,909	1,786,589	1,125,282

Income tax expense	$-	$-	$-

The components of the Company’s net future income tax assets are as follows:

	2006	2005	2004

Non capital losses ($9,503,000 x 36.12%)	$3,432,484	$3,018,548	$1,968,179
Scientific research and development expense
($1,759,000 x 36.12%)	635,351	614,639	549,175
Valuation allowance	(4,067,835)	(3,633,187)	(2,517,354)

Net future income tax asset	$-	$-	$-

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a) Share capital

Share capital comprises the following:

Authorized

Unlimited common shares
10,000,000 preferred shares

Issued and outstanding

	2006		2005
	Common Shares		Common Shares
	Number	$	Number	$

Issued as at January 1	37,906,569	10,030,096	26,316,551	6,227,074

Issued during the year:
- acquisition of Astris s.r.o.	-	-	5,000,000	1,955,000
- in exchange for consulting and professional fees and expenses from non-related parties	2,877,340	488,713	4,305,927	1,294,214
- in exchange for compensation to employees	47,775	7,680	-	-
- in exchange for consulting and professional fees and expenses from related parties	2,616,310	374,533	1,884,091	454,308
- in repayment of advances from directors	-	-	125,000	26,150
- Conversion of $CDN convertible debentures and accrued interest	275,998	20,740	-	-
- Conversion of $US convertible debentures	4,407,677	283,240	-	-
- for cash	-	-	275,000	73,350
Balance, as at December 31	48,131,669	11,205,002	37,906,569	10,030,096

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

The weighted average number of shares outstanding during 2006 is 42,561,626 (2005 - 33,656,293; 2004 - 21,106,312). These figures are used for purposes of calculating the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted loss per share as the effect would be anti-dilutive.

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

Name	Date	Number	$	Obligation Settled

Macnor Corp.	Jan. 25, 2005	5,000,000	1,955,000	Purchase of Astris s.r.o. (note 14)
	April 5, 2005	34,015	12,000	Marketing services by P. Nor
	April 5, 2005	42,519	15,000	Professional services by J. Nor
	June 28, 2005	125,000	26,150	Repayment of liability
	June 28, 2005	246,969	51,666	Professional services by
				Jiri and Peter Nor
	August 2, 2005	378,000	110,000	Bonus to Jiri Nor
	Sept. 30, 2005	287,062	60,000	Professional services by J. Nor
	Sept. 30, 2005	172,238	36,000	Marketing services by P. Nor
	Total	6,285,803	2,265,816

Fortius Research	April 5, 2005	28,346	10,000	Financial consulting
and Trading	June 28, 2005	119,503	25,000
	Sept. 30, 2005	179,420	37,500
	Total	327,269	72,500

Liikfam Holdings	April 5, 2005	93,681	33,437	Financial consulting
	June 28, 2005	119,503	25,000
	Sept. 30, 2005	179,420	37,500
	Total	392,604	95,937

A. Laudenslager	April 5, 2005	3,415	1,205	Expense recovery
	Total	3,415	1,205
		7,009,091	2,435,458

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

In 2006, the Company issued 2,616,310 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

Name	Date	$	Number	Obligation Settled
Macnor Corp.	January 18, 2006	106,000	651,138	Professional services MC250
	July 26, 2006	4,000	35,048	project (note 1(a)), director fees
	October 25, 2006	16,000	203,189	and reimbursements
	Total	126,000	889,375

David Ramm	January 18, 2006	10,000	61,428	Director fees and
	July 26, 2006	2,000	17,524	reimbursements
	Total	12,000	78,952

Fortius Research and	January 18, 2006	10,000	61,428	Financial consulting,
Trading	July 26, 2006	4,000	35,048	director and expense recovery
	May 18, 2006	37,500	178,291
	Total	51,500	274,767

A. Laudenslager	July 26, 2006	4,000	35,048	Director fees and
	January 18, 2006	590	3,630	reimbursements
	January 18, 2006	19,768	121,428
	Total	24,358	160,106

Brian Clewes	January 18, 2006	25,465	156,428	Director fees and
	July 26, 2006	4,000	35,048	reimbursements
	Total	29,465	191,476

Gary Brandt	January 18, 2006	8,698	53,428	Director fees and
	July 26, 2006	4,000	35,048	reimbursements
	Total	12,698	88,476

Liikfam Holdings	January 18, 2006	39,512	242,712	Financial consulting,
	May 18, 2006	25,000	118,861	director fees and
	July 26, 2006	29,000	254,096	reimbursements
	October 25, 2006	25,000	317,489
	Total	118,512	933,158

		374,533	2,616,310

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

c) Contributed surplus comprises the following:

	2006	2005

Contributed surplus, beginning of year	$4,062,739	$3,016,647
Options issued for consulting and
professional fees to non-related parties	5,002	-
Options issued to employees	-	21,144
Options issued to related parties	-	215,030
Warrants issued on acquisition of Astris s.r.o.	-	254,000
Warrants issued to non-related parties	1,115,749	482,068
Remaining value of loan repaid by issuance
of shares to a director	-	73,850

Contributed surplus, end of year	$5,183,490	$4,062,739

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

d) Common stock issued for cash

i) Pursuant to a subscription agreement dated March 3, 2004 with an accredited investor, as defined under the laws of the province of Alberta, the Company issued a private placement of 651,450 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 390,870. The common share purchase warrants are exercisable up to March 4, 2007, each entitling the holder to purchase one common share at $1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

ii) Pursuant to a subscription agreement dated March 26, 2004 with an accredited investor, as defined under the laws of the province of Ontario, the Company issued a private placement of 236,035 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 138,080. The common share purchase warrants are exercisable up to March 27, 2007, each entitling the holder to purchase one common share at $0.50 (U.S.) per share.

iii) Pursuant to a subscription agreement dated March 31, 2004 with an accredited investor, as defined under the laws of the province of Alberta, the Company issued a private placement of 104,500 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $CDN 61,100.  The first tranche of common share purchase warrants was exercisable up to October 1, 2005, at $0.80 (U.S.) per share. The second tranche of common share purchase warrants are exercisable up to April 1, 2007 at $1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

iv) Pursuant to a subscription agreement dated June 3, 2004 with an accredited investor, as defined under the laws of the province of Alberta, the Company issued a private placement 79,630 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 43,000.  The common share purchase warrants are exercisable up to June 30, 2007 each entitling the holder to purchase one common share at $0.80 (U.S.) per share.

v) Pursuant to subscription agreements dated July 26 - 28, 2004 with certain accredited investors, as defined under the laws of the province of Alberta, Canada and the United States of America, the Company issued a private placement 1,694,167 units comprised of one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 660,725. The common share purchase warrants were exercisable up to December 31, 2005, each entitling the holder to purchase one common share at $0.50 (U.S.) per share.

vi) Pursuant to a subscription agreement dated October 1, 2004, with a U.S. company, the Company issued a private placement 88,900 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 52,000.  The common share purchase warrants are exercisable up to September 30, 2007 each entitling the holder to purchase one common share at $0.90 (U.S.) per share.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

d) Common stock issued for cash (Continued)

vii) Pursuant to subscription agreement dated October 8, 2004 with an accredited investor, as defined under the laws of the province of Ontario, Canada, the Company issued a private placement 20,000 units comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 11,500.  The common share purchase warrants are exercisable up to October 8, 2007, each entitling the holder to purchase one common share at $0.90 (U.S.) per share.

viii) Pursuant to a subscription agreement dated December 3, 2004 with a U.S. company, the Company issued a private placement 166,700 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 62,500.  The common share purchase warrants are exercisable up to December 3, 2007 each entitling the holder to purchase one common share at $0.60 (U.S.) per share.

During 2005, there were no shares issued for cash (except for the exercise of options as noted below).

During 2006, no shares were issued for cash.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

e) Stock option plan

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

On October 22, 2004, the Board of Directors passed a resolution authorizing an amendment increasing the maximum number of common shares for issuance under the Company’s Stock Option Plan to 5,100,000 shares.

On October 12, 2005, the Board of Directors received approval from shareholders at the Company’s Annual General Meeting to increase the common shares available for the Company’s Stock Option Plan by 2,000,000 shares.

(i) Stock options granted

For the year ended December 31, 2004, stock options were granted as follows under the Company’s Stock Option Plan:

To employees, 149,170 at a price of $0.35 (U.S.), expiring December 16, 2009.

To consultants, 154,670 at a price of $0.35 (U.S.), expiring December 16, 2009.

To an officer, 100,000 at a price of $0.36 (U.S.), expiring December 6, 2009.

To a director, 500,000 at a price of $0.36 (U.S.), expiring December 11, 2009, subject to certain conditions.

For the year ended December 31, 2005, stock options were granted as follows under the Company’s Stock Option Plan:

To one director, 200,000 at a price of $0.15 (U.S.), expiring July 19, 2010.

To all directors, 1,400,000 at a price of $0.15 (U.S.), expiring July 19, 2010, subject to certain conditions.

To an officer, 200,000 at a price of $0.15 (U.S.), expiring July 19, 2010.

To employees, 225,000 at a price of $0.15 (U.S.), expiring November 4, 2010.

To a consultant, 25,000 at a price of $0.15 (U.S.), expiring November 4, 2010.

For the year ended December 31, 2006, stock options were granted as follows under the Company’s Stock Option Plan:

To an outside consultant, 50,000 at a price of $0.14 (U.S.), expiring January 16, 2009.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(ii) Stock Options exercised

i) During the three months ended June 30, 2004, one employee of the Company exercised 40,000 options at $0.20 (U.S.) for total proceeds of $10,400 and one non-related party exercised 200,000 options at $0.30 (U.S.) for total proceeds of $81,732.

ii) During the three months ended September 30, 2004, a party unrelated to the Company exercised 120,000 options at $0.30 (U.S.) for total proceeds of $46,770.

iii) During the three months ended December 31, 2004, one non-related party exercised 580,000 options at $0.30 (U.S.) for total proceeds of $219,358. One director exercised 62,500 options for $0.25 for total proceeds of $15,625.

iv) On January 21, 2005, Gordon Emerson exercised 125,000 options at $0.17 (U.S.) for proceeds of $31,250.

v) On November 26, 2005, a director of the Company exercised 150,000 options at $0.24 (U.S.) for proceeds of $42,100.

vi) No stock options were exercised during the 2006 fiscal year.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(iii) Stock option valuation

Stock options issued are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of between 3.60% and 3.82%, expected life of between 1 year and 5 years, expected volatility of between 96% and 112%, closing rate of exchange on the issue date and no dividends.

(iv) Summary table

		Weighted
		Average
	Options for	Exercise
	Common Shares	Price U.S.$

Balance, January 1, 2004	3,355,000	0.34

Options granted in 2004	903,840	0.36
Options exercised in 2004	(1,002,500)	0.29
Options expired or forfeited in 2004	(312,500)	0.44

Balance, December 31, 2004	2,943,840	0.35

Options granted in 2005	2,050,000	0.15
Options exercised in 2005	(275,000)	0.27
Options expired or forfeited in 2005	(675,000)	0.39

Balance, December 31, 2005	4,043,840	0.25

Options granted in 2006	50,000	0.14
Options exercised in 2006	-	-
Options expired or forfeited in 2006	(275,000)	0.36

Balance, December 31, 2006	3,818,840	0.24

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(v) Exercise dates and weighted average exercise prices by year

		Weighted
		Average
	Options for	Exercise
	Common Shares	Price U.S.$

Exercisable at December 31, 2004	2,343,840	0.35
Exercisable at December 31, 2005	1,943,840	0.31
Exercisable at December 31, 2006	1,718,840	0.29

(vi) Weighted average remaining contractual life

The following table summarizes information about the Company’s stock options outstanding as at December 31, 2006:

	Number	Weighted	Weighted	Number	Weighted
Exercise	Outstanding at	Average	Average	Exercisable	Average
Price	December 31,	Remaining	Share Price	December 31,	Share Price
U.S.$	2006	Life in Years	U.S.$	2006	U.S.$

0.14 — 0.25	2,535,000	3.05	0.16	935,000	0.17
0.26 — 0.50	903,840	2.95	0.36	403,840	0.35
0.50 — 0.62	380,000	1.77	0.53	380,000	0.53

	3.818,840	2.90	0.24	1,718,840	0.29

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

f) Common share purchase warrants

As at December 31, 2004, the Company had issued and outstanding a total of 8,524,476 common share purchase warrants. These warrants had expiry dates ranging from October 2005 to December 2007. The weighted average exercise price of the warrants was $0.68 (U.S.).

4,386,232 warrants had been issued during the 2004 fiscal year as follows:

	Issue	Expiry	Number of	Exercise
	Date	Date	Warrants	Price
Recipient
The Taylor Made Mgmt Corp.-A	March 31, 2004	Oct. 1, 2005	651,450	Expired
The Taylor Made Mgmt Corp.-B	March 31, 2004	April 1, 2007	651,450	U.S.$1.00
PSSI Paralegal Support Services	March 26, 2004	March 26, 2007	236,035	U.S.$1.00
The Taylor Made Mgmt Corp.-A	March 31, 2004	Oct. 1, 2005	104,500	Expired
The Taylor Made Mgmt Corp.-B	March 31, 2004	March 1, 2007	104,500	U.S.$1.00
The Taylor Made Mgmt Corp.-A	June 30, 2004	June 30, 2007	79,630	U.S.$0.80
Michael Wright	July 27, 2004	Dec. 31, 2005	200,000	Expired
Alternate Energy Corp.	July 27, 2004	Dec. 31, 2005	1,000,000	Expired
Donal Carrol	July 27, 2004	Dec. 31, 2005	140,000	Expired
Phillip Patterson	July 27, 2004	Dec. 31, 2005	10,000	Expired
The Taylor Made Mgmt Corp.-A	July 27, 2004	Dec. 31, 2005	344,167	Expired
Belcor Development Corporation	October 1, 2004	Sept. 30, 2007	88,900	U.S.$0.90
Belcor Development Trust	October 1, 2004	Sept. 30, 2007	88,900	U.S.$0.90
Phillip Patterson	October 8, 2004	Sept. 30, 2007	20,000	U.S.$0.90
Belcor Development Corporation	Dec. 3, 2004	Dec. 3, 2007	166,700	U.S.$0.60
Liikfam Holdings Inc.	Dec. 9, 2004	Dec. 9, 2007	500,000	U.S.$0.37
			4,386,232

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

On January 27, 2005, the Company issued 5,000,000 warrants to Macnor Corporation (see note 6 (b)), in partial payment for the purchase by the Company of 2062540 Ontario Inc. a company that owns 70% of the Company’s Czech affiliate, Astris s.r.o.. Of these 5,000,000 warrants, 2,000,000 have a strike price of $ 0.90 (CDN) and expire January 27, 2008; 2,000,000 have a strike price of $1.10 (CDN) and expire January 27, 2008 and 1,000,000 have an exercise price of $1.30 (CDN) and expire January 27, 2008.

As at December 31, 2005, the Company had issued and outstanding a total of 12,380,359 common share purchase warrants. These warrants had expiry dates ranging from March 2007 to January 2008. The weighted average exercise price of the warrants was $0.71(U.S.).

10,156,000 warrants had been issued during the 2005 fiscal year as follows:

	Issue	Expiry	Number of	Exercise
	Date	Date	Warrants	Price
Recipient
Macnor Corp (note 14)	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.75
Macnor Corp (note 14)	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.92
Macnor Corp (note 14)	Jan. 27, 2005	Jan. 27, 2008	1,000,000	U.S. $1.08
Fraser McKenzie	Mar. 24, 2005	Mar 24, 2007	156,000	U.S. $0.23
New Century Capital Consultants	Aug. 02, 2005	Sept. 02, 2005	1,000,000	Expired
New Century Capital Consultants	Aug. 02, 2005	Nov. 02, 2005	1,000,000	Expired
New Century Capital Consultants	Aug. 02, 2005	Aug. 02, 2007	1,000,000	U.S. $0.25
Optima Capital	Aug. 02, 2005	Oct. 02, 2005	1,000,000	Expired
Bina Consulting	Aug. 08, 2005	Aug. 08, 2007	800,000	U.S. $0.36
Elliott Goldstein Consulting	Aug. 08, 2005	Aug. 08, 2007	200,000	U.S. $0.36
			10,156,000

During the 2005 fiscal year, 6,300,117 warrants expired (850,000 from 2002; 2,450,117 from 2004; and, 3,000,000 from 2005).

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

During the twelve months ended December 31, 2006, 1,961,215 common share purchase warrants that had been issued in 2003 expired.

As at December 31, 2006, the Company had issued and outstanding a total of 17,459,244 common share purchase warrants. These warrants have expiry dates ranging from March 2007 to April 2010. The weighted average exercise price of the warrants was $0.51(U.S.).

7,040,100 warrants had been issued during the 2005 fiscal year as follows:

	Issue	Expiry	Number of	Exercise
	Date	Date	Warrants	Price
Recipient
Matthew Chipman	Mar. 15, 2006	Mar. 15, 2009	500,000	U.S. $0.19
Michael Sheppard	Mar. 15, 2006	Mar. 15, 2009	500,000	U.S. $0.19
Belcor Development Corporation Profit Sharing Plan	Mar. 22, 2006	Mar. 22, 2009	88,900	U.S. $0.19
Belcor Development Corporation	Mar. 22, 2006	Mar. 22, 2009	255,600	U.S. $0.19
Alternate Energy Corporation	May 22, 2006	Apr. 12, 2009	1,500,000	U.S. $0.19
Cornell Capital Partners	Apr. 10, 2006	Apr 9, 2009	1,600,000	U.S. $0.19
Cornell Capital Partners	Apr. 10, 2006	Apr 9, 2009	600,000	U.S. $0.20
Cornell Capital Partners	Apr. 10, 2006	Apr 9, 2009	1,000,000	U.S. $0.30
Canadian debenture holder (note 16)	Apr. 10, 2006	Apr 9, 2009	405,300	U.S. $0.19
Canadian debenture holder (note 16)	Apr. 10, 2006	Apr 9, 2009	151,988	U.S. $0.20
Canadian debenture holder (note 16)	Apr. 10, 2006	Apr 9, 2009	253,312	U.S. $0.30
Ardour Capital Investments	Apr. 10, 2006	Apr 10, 2010	185,000	U.S $0.28
			7,040,100

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

7. CONSOLIDATED STATEMENTS OF CASH FLOW

a) The net change in non-cash operating working capital balances related to operations comprises the following:

	2006	2005	2004

Decrease (increase) in accounts receivables	$110,520	($ 91,752)	($ 2,544)
Decrease (increase in prepaid expenses	71,420	(131,651)	15,819
Decrease (increase) in investment tax credits
refundable	-	199,586	(199,586)
Decrease increase in inventory	(18,470)	(10,594)	-
Increase (decrease) in accounts payables and accrued liabilities	(347,248)	483,288	(143,303)
Increase (decrease) in deferred revenue	(7,228)	17,856	-

	($192,284)	$466,733	($329,614)

b) Supplementary financial information:

	2006	2005	2004

Common shares issued to purchase Astris s.r.o.	$-	$1,955,000	$-
Warrants issued to purchase Astris s.r.o.	-	254,000	-
Common shares and contributed surplus issued
to pay down director liability	-	100,000	-
Capital lease obligations entered into upon
acquisition of property and equipment	47,111	-	-
Conversion of convertible debenture (note 9)	420,000	-	-
Conversion of convertible debenture	303,980	-	-

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

8. SEGMENTED FINANCIAL INFORMATION

The Company currently is currently in the design, development, manufacturing and sale of alkaline fuel cells, alkaline fuel cell systems, fuel cell and battery test loads and also provides engineering and other services.  Fewer than 50% of the Company’s long-term assets are located in the Czech Republic.  Revenue is derived primarily from the sale of goods and services to customers in the following locations and in the following amounts.

	2006	2005	2004

Canada	$17,220	$53,019	$7,508
Czech Republic	763	10,381	4,310
Rest of the world	67,932	228,112	76,980

	$85,915	$291,512	$88,798

The Company’s segmented information by geographical location is as follows:

	Canada	Czech Republic

Assets	$1,276,692	$489,526
Revenue	85,152	763
Net loss	1,669,326	451,096

9.  CANADIAN $420,000 CONVERTIBLE DEBENTURE

On March 15, 2005, the Company entered into a subscription (the “Agreement”) to issue a CDN $420,000 secured convertible debenture (the “Debenture”) to Canadian accredited investors. The maturity date of the Debenture was December 10, 2005. The Company did not have the ability to repay the debt at maturity and subsequently negotiated a new convertible debt agreement. Currently, the Canadian dollar convertible debentures and the US dollar debentures have the same terms and conditions, on a pari passu basis, maturing on April 9, 2009. (See note 16 (b).)

10. COMMITMENTS

The Company has an operating lease for office and laboratory space. The minimum annual lease payments under the terms of the existing leases are $34,800 to October 31, 2006, plus a proportionate share of common area costs. The lease expired as of October 31, 2006 and the Company now rents its premises on a month-to-month basis.

11. COMPARATIVE FIGURES

Comparative figures have been reclassified, where necessary, to conform to the current year’s basis of presentation.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

12. EQUITY

See note 13.

Changes in the Company’s equity from January 1, 1995 to December 31, 2006 are as follows:

				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total
Balance, January 1, 1995	5,000,000	558,927	-	(628,162)	(69,235)
Purchase Astris Inc. at December 31, 1995	1,500,000	150,000	-	-	150,000
Balance, December 31, 1995	6,500,000	708,927	-	(628,162)	80,765
Loss for the year	-	-	-	(1,055,819)	(1,055,819)
Balance, December 31, 1996	6,500,000	708,927	-	(1,683,981)	(975,054)
Issued for cash on exercise of warrants	3,220,000	3,220	-	-	3,220
Issued for cash on exercise of warrants	174,850	175	-	-	175
Issued in exchange for outstanding liabilities	748,706	374,354	-	-	374,354
Loss for the year	-	-	-	(89,568)	(89,568)
Balance, December 31, 1997	10,643,556	1,086,676	-	(1,773,549)	(686,873)
Loss for the year	-	-	-	(138,660)	(138,660)
Balance, December 31, 1998	10,643,556	1,086,676	-	(1,912,209)	(825,533)
Loss for the year	-	-	-	(40,666)	(40,666)
Balance, December 31, 1999	10,643,556	1,086,676	-	(1,952,875)	(866,199)
Issued as payment for consulting fees to non-related parties	62,500	10,500	-	-	10,500
Issued as payment for consulting fees to non-related parties	18,750	10,500	-	-	10,500
Issued as payment for consulting fees to related parties	200,000	50,000	-	-	50,000
Cash on exercised warrants	102,900	103	-	-	103
issued for outstanding liabilities	1,110,078	277,519	-	-	277,519
Loss for the year	-	-	-	(35,580)	(35,580)

Balance, December 31, 2000	12,137,784	1,435,298	-	(1,988,455)	(553,157)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

12. EQUITY (continued)

				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total
Balance, December 31, 2000	12,137,784	1,435,298	-	(1,988,455)	(553,157)
Issued as payment for consulting fees to non-related parties	182,300	99,672	-	-	99,672
Issued as payment for consulting fees to related parties	341,885	208,050	-	-	208,050
Cash received on exercise of options	325,000	121,206	-	-	121,206
Issued for cash	353,250	195,000	-	-	195,000
Loss for the year	-	-	-	(593,984)	(593,984)

Balance, December 31, 2001	13,340,219	2,059,226	-	(2,582,439)	(523,213)
Issued as payment for consulting fees to non-related parties	486,050	166,801	-	-	166,801
Issued as payment for consulting fees to related parties	657,925	207,456	-	-	207,456
Issued for cash	2,006,250	628,631	-	-	628,631
Share adjustment	(384,041)	(80,025)	391,378	-	311,353
Consulting and professional fees paid in options to non-employees	-	-	83,354	-	83,354
Warrants issued	-	(456,850)	456,850	-	-
Loss for the year	-	-	-	(738,762)	(738,762)

Balance, December 31, 2002	16,106,403	2,525,239	931,582	(3,321,201)	135,620
Issued as payment for consulting fees to non-related parties	209,082	136,122	-	-	136,122
Issued as payment for consulting fees to related parties	412,825	266,247	-	-	266,247
Issued as repayment of advances from directors	45,500	20,400	-	-	20,400
Issued for cash	2,456,615	1,193,165	-	-	1,193,165
Warrants issued	-	(797,320)	797,320	-	-
Issued as payment for consulting fees to non-employees	-	-	131,063	-	131,063
Issued as payment for consulting fees to employees	-	-	188,377	-	188,377
Loss for the year	-	-	-	(2,206,969)	(2,206,969)

Balance, December 31, 2003	19,230,425	3,343,853	2,048,342	(5,528,170)	(135,975)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

12. EQUITY (continued)

				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total
Balance, December 31, 2003	19,230,425	3,343,853	2,048,342	(5,528,170)	(135,975)
Issued as payment for consulting fees to non-related parties	1,728,872	890,096	-	-	890,096
Issued as payment for consulting fees to related parties	586,592	332,360	-	-	332,360
Issued as repayment of advances from directors	293,751	128,000	-	-	128,000
Shares issued for cash	4,476,911	2,161,587	-	-	2,161,587
Warrants issued	-	(628,822)	628,822	-	-
Options issued to non-employees	-	-	192,481	-	192,481
Options issued to employees	-	-	140,892	-	140,892
Proceeds from issuance of warrants	-	-	6,110	-	6,110
Loss for the year	-	-	-	(3,462,257)	(3,462,257)
Balance, December 31, 2004	26,316,551	6,227,074	3,016,647	(8,990,427)	253,294
Acquisition of Astris s.r.o. (note 14)	5,000,000	1,955,000	254,000	-	2,209,000
Issued as payment for consulting fees to non-related parties	4,305,927	1,294,214	-	-	1,294,214
Issued as payment for consulting fees to related parties	1,884,091	454,308	-	-	454,308
Issued as repayment of advances from director	125,000	26,150	73,850	-	100,000
Options exercised for cash	275,000	73,350	-	-	73,350
Options issued to employees	-	-	21,144	-	21,144
Options issued to related parties	-	-	215,030	-	215,030
Warrants issued to non-related parties	-	-	482,068	-	482,068
Loss for the year	-	-	-	(5,330,864)	(5,330,864)

Balance, December 31, 2005	37,906,569	10,030,096	4,062,739	(14,321,291)	(228,456)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

12. EQUITY (continued)

				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total
Balance, December 31, 2005	37,906,569	10,030,096	4,062,739	(14,321,291)	(228,456)
Issued as payment for consulting fees to non-related parties	2,925,115	496,393	-	-	496,393
Issued as payment for consulting fees to related parties	2,616,310	374,533	-	-	374,533
Options issued for consulting and professional fees to non-related parties	-	-	5,002	-	5,002
Warrants issued to non-related parties	-	-	1,115,749	-	1,115,749
Conversion of $CDN convertible debentures	275,998	20,740	-	-	20,740
Conversion of $US convertible debentures	4,407,677	283,240	-	-	283,240
Loss for the year	-	-	-	(2,120,422)	(2,120,422)

Balance, December 31, 2006	48,131,669	11,205,002	5,183,490	(16,441,713)	(53,221)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

13. PRIOR YEAR AMOUNTS INCLUDED IN THE DEVELOPMENT STAGE COMPANY

Under the effective date of December 31, 1995, the Company was redefined as a development stage company in accordance with Accounting Guideline AcG-11, “Enterprises in the Development Stage.” The amount included in opening deficit at December 31, 1995 was $628,162. All amounts recorded in the “inception to date” category as comparative amounts have been accumulated since December 31, 1995.

The figures from inception December 31, 1995 to date on the accompanying consolidated statements of operations and deficit and cash flows, as well as the figures from January 1, 1995 to December 31, 2003 and the figures under the columns entitled “deficit accumulated during development stage” and “total” in note 12 to the consolidated financial statements are presented for information purposes only and are not covered by the Auditors’ Report of ASTRIS ENERGI INC. (A Development Stage Company), dated May 17, 2007.

14. ACQUISITION OF ASTRIS s.r.o.

On January 27, 2005, the Company acquired 70% of the outstanding shares in Astris s.r.o., its company in the Czech Republic. The Company already owned the remaining 30% of Astris s.r.o., making it a 100% subsidiary company. The aggregate purchase price of $2,209,000 was paid by issuing 5,000,000 common shares of the Company for $1,955,000 and 5,000,000 warrants for $254,000. 2,500,000 common shares were held in escrow until January 2, 2006, and were released on that date. Each warrant entitles the holder to one common share of the Company.

The value of the 30% of Astris s.r.o. already owned by the Company had been written down to $Nil in a previous year. Technology acquired in the amount of $1,500,000 was written off in the year of acquisition.

The following table summarizes in Canadian dollars the fair value of the assets acquired and liabilities assumed on the date of acquisition based on a conversion rate of 18.6637 Czech Korunas for each Canadian $1.00.

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
December 31, 2006, 2005 and 2004
(Canadian Dollars)

14. ACQUISITION OF ASTRIS S.R.O. (continued)

Consideration:

5,000,000 common shares	$1,955,000
2,000,000 Class “A” warrants	124,000
2,000,000 Class “B” warrants	94,000
1,000,000 Class “C” warrants	36,000
$2,209,000

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

The consolidated financial statements of the Company for the years ended December 31, 2006, 2005 and 2004 and the period December 31, 1995 (date of inception of development stage company) through December 31, 2006 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the years ended December 31, 2006, 2005 and 2004 and the period December 31, 1995 (date of inception of development stage company) through December 31, 2006 if US GAAP were employed.  Similarly, there would be no adjustments needed to arrive at shareholders’ equity as at December 31, 2006, 2005 and 2004 if US GAAP were employed.

Accounting for future (deferred) income taxes

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at December 31, 2006, 2005 and 2004, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

Property, plant and equipment and contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP for property, plant and equipment with respect to terminology. Under U.S. GAAP, property, plant and equipment are commonly called “fixed assets.” There is a difference between U.S. GAAP and Canadian GAAP with respect to terminology. Under U.S. GAAP, contributed surplus is referred to as “additional paid in capital”.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

16. CONVERTIBLE DEBENTURES

(a) $1,500,000 USD Convertible Debentures

On April 10, 2006, the Company entered into a Securities Purchase Agreement, dated as of April 10, 2006 (“Agreement”), with Cornell Capital Partners, LP, referred to as the “Investor”. The Agreement provides for the sale by the Company to the Investor of Secured Convertible Debenture (the “Debenture”) issued by the Company in the aggregate principal amount of $1,740,002 ($1,500,000 USD) (“Principal Amount”). The Principal Amount is to be funded by the Investor in two tranches $870,001 ($750,000 USD) on April 18, 2006, and $870,001 ($750,000 USD) to be funded, based upon satisfaction of the following conditions: two business days prior to the date a registration statement (the “Registration Statement”) is filed, pursuant to the Registration Rights Agreement with the United States Securities and Exchange Commission (the “SEC”). The Debenture matures April 9, 2009, bears interest at 10% per annum with interest payable in cash or, at the Company's option, in shares of common stock provided certain conditions are satisfied. Pursuant to the Agreement, the Investor also received common stock purchase warrants (the “Warrants”) to purchase (i) 1,000,000 shares of the Company's common stock at an exercise price of $.30 per share (ii) 600,000 shares of the Company's common stock at an exercise price of $.20 per share and (iii) 1,600,000 shares of the Company's common stock at an exercise price of $.19 per share.

The Debenture has an initial conversion price of the lesser of (i) a price equal to $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily volume weighted average price of the common stock of the Company during the ten trading days immediately preceding the conversion date (as quoted by Bloomberg, LP) per share and provides for anti-dilution protection (in certain circumstances). The Investor may not convert the Debenture or exercise the Warrants to the extent that, after giving effect to such conversion or exercise, as the case may be, the Investor would beneficially own in excess of 4.99% of the number of shares of common stock of the Company outstanding immediately after giving effect to such conversion or exercise, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated there under. Such limitation with respect to such conversion or exercise may be waived by the Investor upon not less than 65 days prior notice to the Company. The warrants are exercisable for a period of three years. The conversion of the Debenture is subject to an effective registration statement to be filed by the Company.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

16. CONVERTIBLE DEBENTURES (Continued)

(a) $1,500,000 USD Convertible Debentures (Continued)

The Company has determined the conversion feature of the Debenture represents an embedded derivative which would be required to be fair valued and bifurcated from the underlying host debt as derivative liability. The embedded derivative liability will be adjusted to the fair value of the underlying securities at end of each reporting period. The recorded fair values of the derivative liability can fluctuate significantly based upon the fluctuations in the market value of the underlying securities, as well as the volatility of the stock price during the term used for observation and the term remaining for the warrants. The adjustment to fair value for the derivative liability will result in an unrealized gain or loss and recorded in the income statement as a component of the consolidated statements of operations. The estimated fair value of the derivative liability has been determined using the Black-Scholes option pricing model using the following assumptions: exercise price based upon the conversion price of the Debenture, historical stock price volatility, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0%; and, an initial three year term. The initial fair value of the embedded derivative totalled $1,395,227 which has been recorded as a derivative liability with the offsetting amount recorded as debt discount. The amount recorded as a debt discount will be accreted as interest expense over the life of the Debenture using an effective interest method. As of December 31, 2006, the unaccreted debt discount totalled $1,119,545 which $275,682 had been accreted for the year ended December 31, 2006.

Additionally, the Warrants related to the convertible debenture would be required to be recorded at fair value and accounted for as a financing cost associated with the convertible debenture. The estimated fair value of the related warrants was determined using Black-Scholes option pricing model using the following assumptions: exercise price pursuant to the Agreement, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0% and 3 year term. The fair value of the related warrants totalled $714,819 which has been recorded as capitalized financing cost which will be amortized over the life of the Debenture using the effective interest method. As of December 31, 2006, the unamortized financing cost totalled $485,085 which $229,734 had been amortized for the year ended December 31, 2006.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

16. CONVERTIBLE DEBENTURES (Continued)

(b) $420,000 Convertible Debenture

On May 30, 2006, the Company entered into a Securities Purchase Agreement, dated as of April 10, 2006 (“Agreement”), with eighteen investors referred to as the “Investors” The Agreement provides for the sale by the Company to the Investors of a Secured Convertible Debenture (the “Debenture”) issued by the Company in the aggregate principal amount of $420,000 (“Principal Amount”). The Debenture matures April 9, 2009, bear interest at 10% per annum with interest payable in cash or, at the Company's option, in shares of common stock provided certain conditions are satisfied. Pursuant to the Agreement, the Investors also received common stock purchase warrants (the “Warrants”) to purchase (i) 253,312 shares of the Company's common stock at an exercise price of $.30 per share (ii) 151,998 shares of the Company's common stock at an exercise price of $.20 per share and (iii) 405,300 shares of the Company's common stock at an exercise price of $.19 per share. The Debenture has an initial conversion price of the lesser of (i) a price equal to $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily volume weighted average price of the common stock during the ten trading days immediately preceding the Conversion Date (as quoted by Bloomberg, LP) per share and provides for anti-dilution protection (in certain circumstances). The Investor may not convert the Debenture or exercise the Warrants to the extent that, after giving effect to such conversion or exercise, as the case may be, the Investor would beneficially own in excess of 4.99% of the number of shares of common stock of the Company outstanding immediately after giving effect to such conversion or exercise, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated there under. Such limitation with respect to such conversion or exercise may be waived by the Investor upon not less than 65 days prior notice to the Company. The Warrants are exercisable for a period of three years. The conversion of the Debenture is subject to an effective registration statement to be filed by the Company.

The Company has determined the conversion feature of the Debenture represents an embedded derivative which would be required to be fair valued and bifurcated from the underlying host debt as derivative liability. The embedded derivative liability will be adjusted to the fair value of the underlying securities at end of each reporting period. The recorded fair values of the derivative liability can fluctuate significantly based upon the fluctuations in the market value of the underlying securities, as well as the volatility of the stock price during the term used for observation and the term remaining for the warrants. The adjustment to fair value for the derivative liability will result in either an unrealized gain or loss and recorded in the income statement as a component of the Statement of Operations. The estimated fair value of the derivative liability has been determined using Black-Scholes option pricing model using the following assumptions: exercise price based upon the conversion price of the Debenture, historical stock price volatility, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0%; and, an initial 3 year term. The initial fair value of the embedded derivative totalled $311,211 which has been recorded as a derivative liability with the offsetting amount recorded as debt discount. The amount recorded as a debt discount will be accreted as interest expense over the life of the Debenture using an effective interest method. As of December 31, 2006, the unaccreted debt discount totalled $272,296 which $38,915 had been accreted for the year ended December 31, 2006.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Canadian Dollars)

16. CONVERTIBLE DEBENTURES (Continued)

(b) $420,000 Convertible Debentures (Continued)

Additionally, the Warrants related to the convertible debenture would be required to be recorded at fair valued and accounted for as a financing cost associated with the convertible debenture. The estimated fair value of the related warrants was determined using Black-Scholes option pricing model using the following assumptions: exercise price pursuant to the Agreement, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0% and 3 year term. The fair value of the related warrants totaled $106,559 which has been recorded as capitalized financing cost which will be amortized over the life of the Debenture using an effective interest method. As of December 31, 2006, the unamortized financing cost totaled $82,980 which $23,579 had been amortized for the year ended December 31, 2006.

17. ADVANCES PAYABLE

The Company received advances of CDN $262,250 (U.S. $226,600) to fund working capital during a due diligence exclusivity period related to the transaction described in note 18. If the transaction is not consummated during the exclusivity period, the advances are to be converted into common stock of the Company at U.S. $0.08 per share. Subsequent to year-end, the Company received additional advances of CDN $131,125 (U.S. $113,300). As the transaction was not completed within the exclusivity period, the total advances payable of U.S. $339,900 were converted into 4,248,750 shares of common stock of the Company.

18. SUBSEQUENT EVENTS

On April 13, 2007, the Company executed a binding letter of intent (“LOI”) with Green Shelters Innovations Ltd. (“GSI”), a wholly-owned subsidiary of Green Shelters (India) Private Ltd, to sell substantially all of its assets.

This transaction includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: (i) approximately US$3.1 Million in cash; (ii) forgiveness of US$1.6 Million of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of GSI) and accrued interest of US$175,000; (iii) an option for Astris to redeem and then cancel 4,248,750 shares recently acquired by ACME Global Inc. for US$0.08 per share for nominal consideration; and (iv) a secured convertible promissory note funding commitment of a minimum of US$150,000 per month to finance operations to closing and to be forgivable thereafter.

On closing, existing management would resign both as officers and directors of the Company. It is the intention of the Board of the Company to appoint a new CEO with a mandate to utilize the remaining cash and residual tax losses to seek a new business opportunity