Form 20-F
period 2007-12-31
CARTHEW BAY TECHNOLOGIES INC
filed 2008-06-23
CIK 1022518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

Commission file number 0-31481

CARTHEW BAY TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

ONTARIO
(Jurisdiction of incorporation or organization)

BROOKFIELD PLACE, 181 BAY STREET, SUITE 2500
TORONTO, ONTARIO M5J 2T7 CANADA
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

50,789,682 COMMON SHARES

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
Yes ☐             No ☐

FORWARD LOOKING STATEMENTS Certain statements in this annual report are based upon the beliefs of management of Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.), as well as assumptions made by and information currently available to management, and such statements may constitute "forward-looking statements" within the meaning of the U. S. Private Securities Litigation Reform Act of 1995. Investors should note that many factors, some of which are discussed elsewhere in this Report, could affect the future operations and the future financial results of the Company and could cause future operations and future financial results to differ materially from those expressed in such forward-looking statements.

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

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2006	2005	2004	2003

Revenue	$31,290	$85,915	$291,512	$88,798	$67,870

Net Profit (Loss) from Operations	(2,507,843)	(2,120,422)	(5,330,864)	(3,462,257)	(2,206,969)

Net Profit (Loss)	1,995,088	(2,120,422)	(5,330,864)	(3,462,257)	(2,206,969)

Basic Profit (Loss) from operations per Share	0.04	(0.05)	(0.16)	(0.26)	(0.12)
Diluted	0.03	n/a	n/a	n/a	n/a
Total Assets	2,634,698	1,766,218	982,494	509,124	435,235

Net Assets	2,551,811	(53,221)	(228,456)	253,294	(135,975)

Long Term Obligations	—	—	—	—	100,000

Share Capital	10,845,648	11,205,002	10,030,096	6,227,074	3,343,853

Number of Shares Basic	50,789,682	48,131,669	37,906,569	26,316,551	19,230,425

Cash Dividends	—	—	—	—	—

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

Year ended December 31,	2007	2006	2005	2004	2003
End of Period	1.02	.86	.86	.83	.77
Average for Period	.936	.882	.825	.77	.71
High for Period	.84	.91	.875	.85	.78
Low for Period	1.09	.853	.785	.70	.64

The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2007 and 2008. The exchange rates used are the closing rates as provided by the Bank of Canada.

Month	High	Low
November 2007	1.09	1.00
December 2007	1.02	.979
January 2008	1.01	.971
February 2008	1.03	.996
March 2008	1.02	1.00
April 2008	.997	.973
May 2008	1.02	.982

The exchange rate on December 31, 2007 for the conversion of United States dollars into Canadian dollars was $1.0120 (CDN$1.00 = US$.86). As of June 11, 2008 the close rate of exchange for the conversion of United States dollars into Canadian dollars was 1.0174(CDN$1.00 = US$.9829).  The exchange rates used are the closing rates as provided by the Bank of Canada.

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

HISTORY OF LOSSES SINCE INCEPTION, EXPECTATION OF LOSSES IN THE IMMEDIATE FUTURE, AND POSSIBILITY THAT THE COMPANY MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY. The Company has incurred operating net losses each year since inception. The accumulated deficit of the Company was CDN$14,446,625 as of December 31, 2007.

Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.) (the “Company”) designed, developed, manufactured and sold alkaline fuel cells (“AFCs”) and alkaline fuel cell systems, fuel cell and battery test loads and provide engineering and other services.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications. The Company had not earned significant revenues.

On August 1, 2007, the Company sold substantially all its assets, including its wholly-owned subsidiaries, to MKU Canada Inc., an arm’s-length third party. MKU Canada Inc. is a wholly-owned subsidiary of MKU Cyprus Ltd. The transaction includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) US$3,064,363 in cash ($3,216,049 Canadian: ii) forgiveness of US$1,225,000 and $380,000 Canadian of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with US$210,000 ($234,558 Canadian) of accrued interest: iii) an option for the Company, for a consideration of $1 to purchase 4,248,750 of its own shares: iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000 ($642,700 Canadian). The Company has exercised the option to reacquire and cancel the 4,248,750 of its own shares.

With the sale of substantially all of its assets, the Company ceased to be in the development stage. In prior years, the Company reported as a development stage enterprise.

The Company changed its name to Carthew Bay Technologies Inc. on August 17, 2007.

On December 10, 2007, the Company announced that it had executed a letter of intent (“LOI”) with Colorep Inc. (“Colorep”) relating to a transaction whereby shares of the Company will be issued in exchange for all of the issued and outstanding shares of Colorep under terms that constitute a reverse takeover (“RTO”) pursuant to Emerging Issue Committee abstract EIC-10, Reverse Takeover Accounting, of the CICA Handbook. Following the successful completion of the RTO, the Company will become the legal parent of, and the existing shareholders of Colorep will acquire control of, the combined enterprise. Successful completion of the RTO is subject to several conditions as discussed below.

Colorep is located in Rancho Cucamonga, CA, and develops and offers for sale sustainable subsurface printing and dyeing technology for decorating a wide variety of textiles and other consumer products. Colorep has previously announced its intention to acquire Transprint USA Inc. (“Transprint”), a privately held, employee-owned company, founded in 1978, with headquarters and manufacturing facilities in Harrisonburg, VA, and design studios and showrooms in New York City and Charlotte, NC. Transprint offers printing products and design services worldwide for the apparel, commercial and residential furnishings markets. The definitive share purchase agreement between Colorep and Transprint has been completed. One of the conditions precedent to the conclusion of the RTO under the LOI is receipt by Colorep of a credit facility sufficient to enable Colorep to conclude the acquisition of Transprint.

Pursuant to the LOI and subject to the terms thereof, the Company will invest US $2,000,000 in two equal tranches into secured debentures (the “Debentures”) of Colorep. The Debentures will bear interest at 1% per month (unless increased pursuant to the terms of the LOI) and interest will accrue until maturity on April 30, 2008. Subject to certain conditions, the Company is obligated to advance the first US $1,000,000 to Colorep upon execution of a binding share exchange agreement. The LOI further provides that upon receipt of all approvals, including shareholder and regulatory approvals, necessary to conclude the RTO, the Company will cancel the Debentures. There are many conditions associated with the conclusion of the various transactions included as part of the LOI including: a) a condition that the Company consolidate its shares pursuant to a formula included as part of the LOI, and b) the completion of Transprint acquisition by Colorep.

Subject to certain extension provisions set out in the LOI, the transactions contemplated thereunder must be completed prior to April 30, 2008. Upon closing of the RTO, all of the current members of the Board of Directors of the Company, other than Michael Liik, will resign and will be replaced by between four and six new members.

Execution of the LOI has received the unanimous approval for the Board of Directors of the Company.

In conjunction with the proposed RTO, the Board of Directors of the Company approved a Success Fee payable to its CEO and CFO amounting to 1.4% of the Colorep transaction value or $1,150,000, earned upon closing of the Colorep RTO transaction and payable as a combination of cash remaining in the Company immediately prior to the RTO transaction and treasury shares of the Company issued at a price equivalent to the value per share (after giving consideration to the shares issued in this regard) received by the shareholders of the Company as a consequence of the RTO. The fee would be increased by an additional 0.06% of the transaction value or $500,000, or such pro-rated amount, determined 3 months after closing of the RTO transaction and based upon the performance of the post-RTO shares. In the event that the performance of the post-RTO shares (with the definition of performance to be established in a formal agreement), is between $0.70 per share equivalent value (as described in the LOI) and $1.00 per share, the additional $500,000 fee would be pro-rated such that no fee would be earned on the lower threshold and the full fee earned on the upper threshold. This fee would be payable in treasury shares of the Company on the basis described above.

On May 23, 2008, Carthew Bay Technologies Executed Agreement and Plan of Merger with Colorep, Inc. and advanced a second US$1.0 Million in respect of the Secured Debenture Financing related thereto.

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

VOLATILE AND LIMITED MARKET FOR THE COMPANY'S COMMON SHARES. The Company's Common Shares are not actively traded.  The Company's Common Shares began trading on the Over The Counter Bulletin Board Exchange (“OTC.BB”) on June 20, 2001.  The Common Shares traded in 2007 from a high of US$0.062 to a low of US$0.0178 per share. The Common Shares are not presently publicly traded in Canada. There can be no assurance given that trading activity will increase investor recognition.

APPLICATION OF THE SEC PENNY STOCK REGULATIONS AND RESTRICTIONS. The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than US$5.00 per share or an exercise price of less than US$5.00 per share. This is subject to certain exemptions based upon minimum assets or revenues. As of May 30, 2008, the closing bid and asked prices for the Common Shares were US$.045 and US$.055 per share. As a Penny Stock, the Company's Common Shares may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Penny Stock Rule. This Rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally defined as individuals with a net worth in excess of US$1,000,000 or annual incomes exceeding US$200,000, or combined annual income with spouse of US$300,000).  For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

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

Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.) ("AEI" or the "Company") was incorporated as Kayty Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. ("WLD") and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities. In February 1996, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of CDN$0.05 per warrant. Additionally, in June 1995, the Company changed its name to

Astris Energi Inc. The purpose of the acquisition was for the Company to obtain a potentially promising business activity, and Astris Inc. was seeking to be part of a public company to facilitate raising working capital to further the development of its fuel cell research.  AEI began trading on the OTC.BB under the trading symbol “ASRNF” on June 20, 2001. On August 22, 2007 the trading symbol was changed to “CWBYF” coincident with the change in name from Astris Energi Inc. to Carthew Bay Technologies Inc.

The Company's principal business office is located at Brookfield Place, 181 Bay Street, Suite 2500, Toronto, Ontario, Canada M5J 2T7 and its telephone number is (416)307-4015. The Company's e-mail address is mliik@carthewbaytechnologies.com. The Company maintains a website at www.carthewbaytechnologies.com. The Company is not incorporating, by reference in this Form 20-F, the information on its website.

The Company’s U.S. agent is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York City, New York, U.S.A. 10011.

B.	BUSINESS OVERVIEW.

THE COMPANY'S PURPOSE

The Company's mission was to become the leading provider of affordable fuel cells and fuel cell power generators. The Company’s near term priority was to achieve the required business partnerships and financing to successfully achieve manufacturing capability leading to commercialization. The Company’s business plan called for commercialization within three years provided that adequate funding can be secured. With the Asset Sale in July 2007, the Company has changed its focus and direction and sought to maximize shareholder value. As such, on May 23, 2008, the Company executed an Agreement and Plan of Merger with Colorep, Inc.

DESCRIPTION OF THE COMPANY'S BUSINESS ACTIVITIES

Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.) is a Canadian (Mississauga, Ontario) company that since 1983 had been pioneering the development of alkaline fuel cells (“AFCs”) and AFC generators and had a series of such power systems tested and ready for commercialization. While most fuel cell companies are targeting the eventual car-truck-bus market or large utility type generating stations, Carthew Bay Technologies (Formerly Astris) had specialized, in one-to-ten kilowatt systems which we believed would have tremendous global market potential. The company also anticipated linking modules together in larger units for larger applications.

Since 1995, the Company had been engaged in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. Specifically, the Company's main focus had been to develop and market an AFC system which could be used to provide backup or off-grid power, portable power for small niche vehicles.

Formerly, working closely with the company's development and manufacturing subsidiary in the Czech Republic, the Company had completed a series of prototype alkaline fuel cell generators including:

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

The Company continued to demonstrate the world's first alkaline fuel cell-powered golf car fueled by hydrogen.  To realize the full potential of these markets, Astris intended to partner with or license to major manufacturers in each field.

The past three years had yielded progress for Astris in alkaline fuel cell technology. With prospects targeted, Astris has a series of systems ready for independent field tests.

Improvements towards automated manufacturing are required to both reduce costs and allow volume production. We expected to be able to commercially sell products within 36 months, as long as the necessary financing was available. There are no specific requirements for certification for the sale of fuel cells at this time. However, Carthew Bay Technologies (Formerly Astris) participated in the workings of the CSC/IEC TC 105 (Canadian Sub-Committee to the International Electrotechnical Commission, Technical Committee 105) which has been set up to create such future standards. Astris will comply with all the relevant standards as they come into force. For specific applications standards that apply to certain fuel cell systems are of some interest such as: ANSI/CSA America FC 1-2004 American National Standard/CSA America Standard for Stationary Fuel Cell Power Systems, and ANSI/CSA America FC 3-2004 American National Standard/CSA America Standard for Portable Fuel Cell Power Systems.

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

Carthew Bay Technologies (Formerly Astris) fuel cells were environmentally cleaner and designed to be more cost-effective than power generation using fossil fuels. Fuel cells produce little noise, some heat and water as a waste product. These benefits offer great advantages over gasoline generators, as such generators are often responsible for producing large amounts of air and noise pollution. In addition, fuel cells are nominally at least two times more energy efficient than current gasoline generators and perform at high efficiency over a wide range of power requirements.

All Carthew Bay Technologies’ (Formerly Astris Energi) fuel cells and related products had been offered for sale and had been selling for years on a demonstration basis only, from cells to complete generators and golf cars. They had not been sold commercially because they had not been certified for commercial sales as of yet and improvements were still being made to the products so that they can be sold on a commercial basis. The products had been tested over a number of years.

Prior to the Asset Sale, Carthew Bay Technologies (Formerly Astris Energi), products fell into three categories. These categories were:

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

1.
Fuel Cell Modules were available through a number of sales channels that included our direct channel (through our former website at www.astris.ca under “ONLINE SALES”) and through a select number of resellers that included the Fuel Cell Store. Sales volumes of fuel cells were small.

2.
Fuel Cell Systems prior to the E7 and E8 were based on our earlier fuel cell stacks and were delivered to a small number of end-users including academic institutions and the military. The feedback provided through these interactions allowed Carthew Bay Technologies (Formerly Astris) to better understand the requirements of a commercial system and lead to the development of the POWERSTACK™ MC250 and generators based on this stack technology including the E7 and E8. The current systems (E7 and E8) were available on a demonstration basis to a variety of selected organizations that were seen as potential partners in bringing our technology to commercial success. As described elsewhere the strategy of Carthew Bay Technologies (Formerly Astris) was to partner with organizations that had specific knowledge of manufacturing, certification and customer requirements in a variety of end-user applications. Complete fuel cell systems were made available to these potential partners in order to allow them to evaluate and validate the technology.

3.	Test Equipment was available through the same sales channels as our Fuel Cell Modules. Sales were immaterial but with a ready product we were planning a targeted advertising campaign.

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

AFCs vs. PEMFCs

Carthew Bay Technologies (Formerly Astris) engineers had been engaged in development of AFCs since 1983, deciding early that this technology had both technical and economic advantages over the PEMFC technology that was being pursued by most other companies in the field. Both NASA and the Russian space program had chosen AFCs over PEMFCs to provide electricity, heat and pure water for all manned space vehicles.  This certainly supported the Carthew Bay Technologies (Formerly Astris) choice as a credible option. Additionally, developers in nearly all foreign countries have pursued alkaline technology.

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

The Company believed that all principal material developmental issues in alkaline fuel cell technology had been resolved by both the Company and the industry at large. However, the Company believed that continued research and development would improve alkaline fuel cell catalysts and electrode materials. This should improve the cost/performance ratio of alkaline fuel cells relative to more traditional energy sources.

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
Handbook of Fuel Cells – Fundamentals, Technology and Applications
Pp 789-793, 2003, John Wiley & Sons, Ltd, Chichester

5.	G.F. McLean, T. Niet, S. Prince-Richard, N. Djilali,
An assessment of alkaline fuel cell technology
International Journal of Hydrogen Energy: Volume 27, 2002, pp 507-526, Pergamon Press

6.	K. Kordesch in Comprehensive Treatise of Electrochemistry,
Vol. 3, editor J. O’M. Bockris, Plenum Press, New York – London, 1985.

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
From the Department of Energy Website: “The platinum catalyst is also extremely sensitive to CO poisoning, making it necessary to employ an additional reactor to reduce CO in the fuel gas if the hydrogen is derived from an alcohol or hydrocarbon fuel. This also adds cost.” http://www.eere.energy.gov/hydrogenandfuelcells/fuelcells/fc_types.html

In a hydrogen-oxygen fuel cell the theoretical limit of cell voltage is 1.23 V. Therefore a cell that produces a voltage of 1.23 V would be considered 100% efficient. In practice this voltage limit cannot be reached due to the peroxide reaction on the oxygen electrode. Reduction of oxygen takes place in two steps, via peroxide, in which some of the energy is irreversibly converted into heat. In reference #6 Kordesch shows the “Pourbaix Diagram” (after M. Pourbaix) for hydrogen-oxygen that characterizes the electrode voltages as a function of pH. The voltage differential between hydrogen and peroxide is constant in the range of pH 0 – 10, acidic (this includes PEMFC) to mild basic. At about pH = 10 the effect of the peroxide reaction begins to be less pronounced, and by the time we reached pH = 15, the operation point of alkaline fuel cell, some 100 mV have been gained. Everything else being equal, alkaline cell will exhibit higher voltage. If the typical cell voltage is 0.6 – 0.7 V, the difference of 100 mV represents 14 – 16 % advantage. This is purely a gift from mother nature, not a man’s doing. In addition to the aforesaid reference #6, this fact is supported by a number of publications including the two presented here:

1.
“Alkaline hydrogen/air fuel cells have an operating voltage of about 0.8V at 300mAcm−2. Assuming that PEM fuel cells deliver 600mAcm−2 at 0.7V, this is a loss of 10–15% in efficiency.” Reference #4, pp 791

2.
“The higher kinetics for the oxygen reduction reaction (ORR) in alkaline over acidic media permits the use of a lower quantity of precious metals for a given overpotential. This results in a greater efficiency for the AFC when compared to the PEM as well as a large margin for the cost reduction.” Reference #1, pp 193

In addition to the advantages that have been described thus far including; higher electrochemical efficiency, lower cost to manufacture and lower cost to operate which are critical to the widespread acceptance the AFC has a number of distinct advantages over the PEMFC:

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

KOH- potassium hydroxide

CO- carbon monoxide

pH- measure of acidity/alkalinity. pH=7 denotes a neutral solution; pH less than seven denotes acidic solutions, pH greater than seven denotes basic (alkaline) solutions

THE COMPANY'S PRODUCTS PRIOR TO THE ASSET SALE

The Company previously offered products ranging from demonstration and educational fuel cells and accessories, to scientific products such as electrochemical test cells, associated electronic and computer based test equipment. This test equipment was useful in research and development and the testing of electrodes, fuel cells and batteries, and sub-kilowatt fuel cells and stacks.

The Company believed the POWERSTACK™ MC250 could be used for fuel cell systems up to 10 kilowatts or more for use in uninterrupted power supplies, portable generators and small vehicles such as forklifts. The Company anticipated that such a fuel cell will be ready for commercial application within the next one to three years depending on funding.

The Company's principal fuel cell products were the POWERSTACK™ MC250, E8 generator and Astris II golf car. These demonstrator units were pre-commercial products provided on a limited basis to individual customers and assembled by hand. These demonstration units were in contrast to "pilot production" systems, which were systems manufactured in a pilot production facility not on a full commercial basis, and to commercial systems, which are manufactured by volume production methods. The Company had begun test runs of its pilot production line to produce the POWERSTACK™ MC250.

POWERSTACK™ MC250 was a 250 square centimeter, medium size alkaline fuel cell. In early test results the POWERSTACK MC250 performed 60% over the original design specification.  The POWERSTACK MC250 makes a large step in increasing power density and overall performance when compared to its predecessor the LABCELL.

MODEL E8 PORTABLE AFC GENERATOR

MODEL E8 Portable Power Generator was an advanced touch start fuel cell system that offered up to 2.4kW of power primarily targeted for back up power requirements. The E8 fuel cell generator was partially developed by the Company's Czech Republic subsidiary in a joint project partially funded by the Czech Ministry of Industry and Trade.

ASTRIS II GOLF CAR

The Astris II was the Company’s second-generation golf car. The new, faster golf car was powered by Carthew Bay Technologies’(Formerly Astris) recently completed 1.8kW, Model E7 AFC Generator, which gave the Astris II double the power and double the acceleration of the original model which was the world’s first alkaline fuel cell powered golf car using hydrogen. The intellectual property of the actual golf car belongs to the supplier from whom AEI bought the golf car, E-Z-Go. AEI simply bought the golf car and added its E8 generator to replace the existing battery engine.

In addition to the Company's principal fuel cell products, the Company had several small fuel cells and products, primarily for educational purposes and testing, for sale through its website.

SMALL FUEL CELLS AND RELATED PRODUCTS

In addition to developing fuel cells, the Company previously sold by mail order small fuel cells, test cells and electronic test equipment. They are described briefly, as follows:

LABCELL™ LC50 was a 50 square centimeter, small alkaline fuel cell for laboratory demonstration and experimentation which produces 1.5 to 6 volts.

LABCELL™ LC200 was a 200 square centimeter, medium size alkaline fuel cell for laboratory experimentation and small power applications which produces .75 to 12 volts.

QUICKCELL™ QC200 was an electrochemical test cell designed for the testing of gas diffusion or solid electrodes in a controlled laboratory environment for fuel cell and battery research, development and quality control.

MODEL TL5 TEST LOAD was a monitor for fuel cells and batteries with a built-in microprocessor. It functioned to briefly interrupt the current and take resistance-free cell readings up to 40 volts. TL5 had a maximum power dissipation of 100 watts.

MODEL TL6 TEST LOAD was a monitor for fuel cells and batteries with a built-in microprocessor. It functioned to briefly interrupt the current and take resistance-free cell readings up to 40 volts. TL6 had a maximum power dissipation of ten times more than the TL5, up to 1,000 watts.

TESTMASTER™ was a powerful, integrated software package designed for testing fuel cells and batteries. TESTMASTER performed all the tasks required for short-term or long-term testing of fuel cells or batteries, monitoring, control, data collection and storage, and graphical data representation.

Astris s.r.o. produced and shipped electrodes on behalf of the Company. The Company did not have any insurance on these products. Shipping insurance was obtained at the customer's request and expense. Astris s.r.o. did not maintain a substantial inventory of electrodes or fuel cells.

The Company previously derived minor amounts of revenues from the sale of small products.

The Company was primarily targeting markets in North America and Europe for the sale of small stationary, portable and select mobile applications including light vehicles and emergency power supplies.

RESEARCH AND DEVELOPMENT

AEI had been involved in fuel cell research since its formation in 1995. Over CDN$18 million has been expended since then.  AEI had entered into the 1995 acquisition with WLD to be in a better position to raise capital for additional research and development. As sufficient financing was not obtained as part of the AEI acquisition, some of the research and development activities in Canada were curtailed. Because labor costs are significantly lower in the Czech Republic than in Canada, and the capital needs of Astris s.r.o. for research and development activities are less than what would have been required in Canada, the Company's research and development on fuel cells had primarily been carried out in the Czech Republic, through the Company's wholly owned subsidiary, Astris s.r.o.

Astris s.r.o. had been engaged in fuel cell research and development since 1992. Its research and development efforts were primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells.  These research and development efforts had also been focused on reduction of production costs, improving product quality and consistency, and on identifying new features and innovations for future product development. Funds advanced from the Company for expenditures on manufacturing and research and development at Astris s.r.o. were approximately CDN$367,000 for 2006. For the years ended December 31, 2005, the Company expended a total of approximately CDN$ 909,873 on research and development. The research and development budget for 2007 was contingent upon the Company's ability to raise capital.

The Company's research and development activities had been performed both at the Mississauga, Ontario headquarters and at the Astris s.r.o. facility in the Czech Republic. Of the research and development completed in Canada during 2006 the Company received or received notification of investment tax credit refunds $NIL. The 2005 refunds of $283,900 were received in March 2007.

The Company had also completed the initial research in the development of an advanced fuel cell stack design for systems of up to 25 kilowatts or larger for use in commercial buildings and automobiles. Such fuel cells were to be developed initially as prototypes and then later to be developed as commercial products.

The Company's had projected initial manufacturing and research and development budget for 2007 is CDN$1.8 million subject to financing. Such amount would be used to continue development and production of the POWERSTACK MC250 fuel cell power module. If less than CDN$2.5 million was obtained from financing, the Company would have had to reduce its research and development budget and the development and production of the fuel cell power module would have continued, albeit at a slower pace. If no adequate funding is secured, the research and development of the Company's fuel cell products will have to be deferred until such financing was in place.

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

▪	Electrode Structure for Stacked Alkaline Fuel Cells – Patent
o	Applications:
▪	11/004988
▪	PCT PCT/CA2005/001857
▪	PCT PCT/CA2006/000331
▪	11/567420
o	Patent:
▪	7166383 US – expires Dec 7, 2024
▪	Alkaline Fuel Cell System – Patent Pending
o	Applications:
▪	10/905148
▪	PCT/CA2005/001927

The Company's policy was to maintain the confidentiality of its products through trade secrecy.

The Company had unregistered trademarks on some of its products, including LABCELL™ LC50, LABCELL™ LC200, QUICKCELL™ QC200, POWERSTACK™ MC250 and TESTMASTER™.

The Company had copyright protection on its TL6 Testload, TL5 Testload and TESTMASTER™ software.

The alkaline fuel cell electrode technology which had been developed by the Company’s subsidiary, Astris s.r.o., was solely owned by Astris s.r.o. No other party had rights to the electrode technology developed by Astris s.r.o. prior to the asset sale in July 2007. The Company, which had 30% beneficial ownership of Astris s.r.o. prior to the acquisition effective January 2, 2005, had full ownership of Astris s.r.o and its technology.

MARKETING

The Company had a limited production capacity for its demonstration and scientific products. While direct sales efforts were to continue through the Internet, Carthew Bay Technologies’(Formerly Astris) principal strategy was to form joint ventures with leading manufacturers of the products that could use fuel cell power.  Manufacturers in the back up power and UPS industries were believed to be the primary targets. Manufacturers in the golf car, NEV and/or recreational vehicle industries were believed to be secondary targets.  As an alternative, the Company was also considering licensing such manufacturers to both produce and market the Astris power sources on an O.E.M. basis, with Astris collecting both license fees and royalties based on sales.

Such established industry specific companies already have manufacturing facilities and marketing organizations in place and provide an intimate knowledge of their respective markets. These types of strategic business relationships would have allow Astris to continue specializing in its business expertise, which was the development of new products for the burgeoning international fuel cell field.

In October 2000, the Company entered into an agreement with FuelCellStore.com, Inc. for the inclusion of the Company's products on the FuelCellStore.com internet website on a non-exclusive basis for sales anywhere in the world. FuelCellStore.com, Inc. received a ten percent (10%) commission based upon sales of the Company's products over its internet website.

Previously, the Company's fuel cell products were shipped to the customer from Canada. It was expected that the future customers of the Company's fuel cell systems would have been manufacturers of all types of products which would be adapted to utilize the Company's fuel cell technology. The Company expected such fuel cell systems would have been shipped directly from its facilities to such manufacturers or through a network of distributors and agents to such manufacturers.

RAW MATERIALS AND SUPPLIES

The principal raw materials that the Company used were common and widely available from numerous suppliers. The Company's principal materials were largely various types of plastics, carbons, metals and their compounds and conventional components, which were all relatively inexpensive to obtain and which did not present supply problems.

COMPETITION

Fuel cells are a competitive business. Competition arises from other fuel cell companies and from entities engaged in offering existing conventional energy services. The Company competed with companies that were developing all types of fuel cells. While there were previously five basic types of fuel cell technologies (see "Description of Fuel Cells" above), the Company believed that AFCs and PEMFCs were the only fuel cells that were of competitive relevance for the relatively small power, stationary and portable applications that the Company intended to focus upon. This was because AFCs and PEMFCs normally operate at ambient temperatures (above 0 degrees Celsius to 100 degrees Celsius) and deliver kilowatts, which are more suited to meet the needs of small, off-grid applications. The Company constructs only AFCs. While both AFC and PEMFC fuel cells have potential environmental and efficiency advantages over traditional power sources, the Company believed that AFCs could be manufactured less expensively, more efficiently and more practically than PEMFCs in small-scale applications.

Carthew Bay Technologies (Formerly Astris) had essentially no competition in any application area using alkaline fuel cells where its 1 kilowatt to 10 kilowatt power systems were targeted. Other AFC companies in the early R&D stages include Apollo Energy Systems and Ovonic Fuel Cell Company. The Company is focusing on the potential market in back up and UPS applications of small-capacity fuel cells, as are other PEMFC fuel cell companies. There are several competitors in this market including Ballard Power Systems, Hydrogenics, Plug Power, Ida Tech and Nuvera Fuel Cells. There are no barriers to Ballard, or any other known or unknown competitor of the Company, entering the market covering the industries that the Company is focusing on.

Apart from specific market competition, the Company believed that AFCs have inherent advantages over PEMFCs, regardless of specific applications. AFCs use potassium hydroxide electrolyte, a chemically basic substance, while PEMFCs are chemically acidic, requiring platinum as a catalyst. They also use an expensive membrane as an electrolyte. In addition, AFCs have been scientifically proven to be 10% more energy-efficient than PEMFCs and offer a higher electricity yield from a given quantity of fuel. That is to say, while PEMFCs might be 40-50% efficient, AFCs are 50-60% efficient. This provides a significant advantage in terms of raw energy consumption and cost savings. In addition, AFCs are able to start instantly, without warm-up, even below freezing, to minus 30-40 degrees Celsius. PEMFCs can only operate above freezing from 0 degrees Celsius to 80 degrees Celsius unless a heating mechanism is added, causing significant loss of efficiency and extra cost.

Effective July 31, 2007, Carthew Bay Technologies Inc. sold substantially all of its assets to MKU Canada Inc. to pursue other opportunities for its shareholders and to maximize shareholder value. As was announced in December 2007, Carthew Bay Technologies signed a Letter of Intent to enter into an Agreement and Plan of Merger with Colorep, Inc. whereby shares of Carthew Bay Technologies will be exchanged for all issued and outstanding shares of Colorep, Inc. US$1.0 Million was advanced to Colorep on February 1, 2008 in respect to the secured debenture financing. The Agreement and Plan of Merger was executed on May 23, 2008 and a second US$1.0 Million was advanced with respect to the secured debenture financing. It is expected that a shareholder meeting will be called for the fall of 2008 to approve the RTO transaction.

LEGAL PROCEEDINGS

On June 30, 2004 the Quebec Superior Court ruled in Carthew Bay’s favour and supported its application to immediately wind up and liquidate Astris Transportation Systems Inc. (“ATSI”), a corporation that was formed jointly with Care Automotive Inc.(“Care”). A liquidator was selected to dissolve ATSI. On January 26, 2007 the Quebec Superior Court granted the motion to the Company to dissolve ATSI and discharged the liquidator.

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

The Company anticipated that its products and their installation may have been subject to oversight and regulation related to their safety due to their use of hydrogen, which is flammable and regarded as a hazardous gas. However, hydrogen is a commonplace industrial gas, which is produced in enormous quantities every day in numerous industrial facilities around the world. Regulations have been in place for decades regarding hydrogen, which provide routine specifications for manufacturers of hydrogen-using equipment.  Therefore, the Company does not anticipate any new regulations regarding hydrogen, or any difficulties in complying with existing regulations.

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

The Company had a subsidiary, Astris Inc. ("AI") which was amalgamated with Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.) ("AEI") effective January 1, 2005. AI was incorporated initially as Astris Science Inc. on April 8, 1983, in the Province of Ontario, and changed its name to Astris Inc. in 1986. AEI also owns 100% of holding company 2062540 Ontario Inc.("Holdco"), incorporated in the Province of Ontario on January 12, 2005. Holdco owns 100% of Astris s.r.o., which was organized under the laws of the Czech Republic.  The Company, up until January 27, 2005 owned a 30% minority interest in Astris s.r.o. The Company transferred its 30% ownership to Holdco as part of the acquisition of the remaining 70% of Astris s.r.o. The remaining 70% interest in Astris s.r.o. was owned by Macnor Corp., an Ontario corporation that is wholly owned by Jiri K. Nor, an Executive Officer, Director and principal shareholder of the Company. Unless otherwise indicated or outside the context of the disclosure, all references to the Company shall include AI, 2062540 Ontario Inc. and Astris s.r.o.

Effective July 31, 2007, Carthew Bay Technologies sold substantially all of its assets including “Holdco” to MKU Canada Inc. On August 22, 2007 Carthew Bay Technologies announced that it had changed it’s name from Astris Energi Inc. to Carthew Bay Technologies Inc.

D.	PROPERTY, PLANT AND EQUIPMENT (FIXED ASSETS).

The Company currently has no Fixed Assets as they were sold to MKU Canada, Inc as of July 31, 2007.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following is a discussion of the results of operations and financial condition of the Company for the fiscal years ended December 31, 2007, 2006 and 2005.  The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in

Canadian dollars.  Differences between Canadian GAAP and United States GAAP can be found in Note 13 of Item 17 of this filing.  This discussion should be read in conjunction with the consolidated financial statements and notes thereto forming a part of this annual report.

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

REVENUE

For the year ended December 31, 2007, revenue from the sale of fuel cells and related products and contract work was $31,290 compared with $85,915 for the same period in 2006 and $291,512 for the same period in 2005. The decrease in sales in 2007 reflect the lack of a major order as it had from El.Ma in 2005. Sales of fuel cells and related products to unrelated parties in 2007 amounted to $146 to Canada, $0 to the Czech Republic and $31,144 to the rest of the World; in 2006 amounted to $17,220 to Canada, $763 to the Czech Republic and $67,932 to the rest of the world; in 2005 amounted to $53,019 to Canada, $10,381 to the Czech Republic and $228,112 to the rest of the world.

EXPENSES

For the year ended December 31, 2007, expenses totaled $2,539,133 compared with $2,206,337 for the same period in 2006, compared with $5,622,376 for the same period in 2005. The main variance in 2006 was due to the recognition under US GAAP of the unrealized gain on derivatives, the reduction of General and Administrative expenses due to lack of funds and the one time accounting write off of $1,500,000 of the technology acquired by the Company on the purchase of Astris sro in 2005. Under US GAAP, the acquisition of this significant technology cannot be recognized as an asset. General and Administrative expenses were $1,011,960 in 2007 as compared to $1,326,539 in 2006 compared with $2,537,127 in 2005 due to an decrease of approximately $575,000 in Business development and Marketing costs, a decrease of approximately $230,000 in Promotion, bonuses and Directors compensation and a one time anti-dilution payment of $249,000.

Professional fees were $435,067 as compared to $264,742 in 2006 and $333,555 in 2005, reflecting the Company’s continued corporate activity, legal activity, accounting and compliance activity in conjunction with the debenture financing and the increased costs due to being a public company in the United States.

NET GAIN FOR THE YEAR ENDED DECEMBER 31, 2007

The Company reported a net gain of $1,995,088 (a gain of $0.04 per share basic and diluted) for the year ended December 31, 2007, compared with a loss of $2,120,422 (a loss of $0.05 per share basic and diluted) in 2006. This is the result of the gain on the sale of substantially all of the assets of the Company

The Company reported a net loss of $5,330,864 (a loss of $0.16 per share basic and diluted) for the year ended December 31, 2005, compared with a loss of $3,462,257 ($0.26 per share basic and diluted) in 2004. The increase in the loss primarily reflects the increased expenses due to the write off of the intangible technology asset, write off of Astris sro acquisition costs, increased compensation to consultants and additional warrant and option expense.

As at December 31, 2007, the Company has non-capital loss carry forwards of approximately $8,975,000. If unused, the tax losses will expire as follows:

2010	$1,228,000
2014	$2,882,000
2015	$3,030,000
2026	$1,835,000

In addition, the company has non-deductible scientific research and development expenditures amounting to $2,120,000, which have no expiry date.

B.	LIQUIDITY AND CAPITAL RESOURCES.

The Company had a net cash flow of $2,522,350 in 2007, compared with a net cash flow deficit of $5,776 in 2006, compared with an operating cash flow deficit of $150,494 in 2005,. The increase is the result of the sale of substantially all of the assets of the Company.

At 2007 year end, the Company had $2,634,698 of assets and a shareholders’ equity of $2,551,811 compared to a shareholders’ deficiency of $53,221 in 2006.

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

On April 12, 2006, the Company issued a press release announcing the completion of a One Million Five Hundred Thousand Dollars ($1,500,000) million financing (the “Financing”). The Company entered into a Securities Purchase Agreement (the “Agreement”) on April 10, 2006 with Cornell Capital Partners, LP, an institutional investor (the “Investor”), relating to the sale of One Million Five Hundred Thousand Dollars ($1,500,000) of secured convertible debentures (the “Convertible Debentures”), which will be convertible into shares (the “Conversion Shares”) of the Company’s common stock (the “Common Stock”) of which Seven Hundred Fifty Thousand Dollars ($750,000) was funded on April 18, 2006 (the “First Closing”) and Seven Hundred Fifty Thousand Dollars ($750,000) was funded on June 9, 2006, for a total purchase price of up to One Million Five Hundred Thousand Dollars ($1,500,000), (the “Purchase Price”). Pursuant to the Agreement, the Investor also received common stock purchase warrants (the “Warrants”) to purchase (i) 1,000,000 shares of the Company's common stock at an exercise price of $.30 per share (ii) 600,000 shares of the Company's common stock at an exercise price of $.20 per share and (iii) 1,600,000 shares of the Company's common stock at an exercise price of $.19 per share. The Company received net proceeds from the First Closing Six Hundred Seventeen Thousand Five Hundred Dollars ($617,500) and Six Hundred and Fifty-Two Thousand Dollars ($652,000) in the second closing, which are to be used primarily for working capital purposes.

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

The Company filed a registration statement (the “Registration Statement”) with the SEC in order to register the resale of the shares issuable upon conversion of the Convertible Debentures and the shares issuable upon exercise of the Warrants. The registration was declared effective on July 21, 2006.

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

PROSPECTS

On October 19, 2004, the company announced that it signed a Cooperation Agreement with Italy’s Electronic Machining s.r.l. (El.Ma.). El.Ma. is a privately held company with offices and technical development facilities in Rovereto, Trento, Italy. El.Ma. has particular interest in the development of alkaline fuel cells for stationary and distributed generation of electrical power. Their fuel cell and hydrogen usage R&D is funded by the Provincia Autonoma di Trento, which is committed to the development of these technologies with an eye to early market opportunities in Europe. As well, El.Ma. specializes in research and advancement of manufacturing processes, an expertise applicable to Carthew Bay’s current AFC production line initiative. Under the terms of the agreement, Carthew Bay Technologies (Former Astris) will licence the use of its AFC technology and market its products and consulting services to El.Ma. All goods and services provided by Astris will be purchased by El.Ma. El.Ma will apply its research and manufacturing expertise to the development of Astris technology in the areas of production. Any intellectual property resulting from the execution of the agreement will be owned exclusively by Carthew Bay Technologies (Formerly Astris). The agreement has an initial term of 3 years, extension upon mutual consent. Either party can terminate upon 60-day written notification to the other party. Astris may terminate immediately if El.Ma is in breach of the agreement and does not remedy within 15-days. Compensation in the amount of 50,000 stock options in the Company was issued to Energie Rinnovabili Italia srl for assisting in co-ordinating the agreement with El.Ma. Carthew Bay Technologies (Formerly Astris) earned approx. $200,000 in revenue from El.Ma to date.

On February 24, 2005, the Company announced that it signed a non-exclusive Teaming Agreement with Plasma Environmental Technologies Inc. (PET) (TSXV: PE) of Burlington, Ontario for the development of a real-world installation utilizing PET’s hydrogen-producing waste processing system and Carthew Bay’s AFC technology. There was no compensation paid to any party for this agreement. The agreement has an initial term of 5 years with the potential for an additional 5 years upon mutual consent. The agreement may be terminated upon 30-day written notification by either party.

The first of three phases outlined in the agreement will be to determine the suitability of the hydrogen gas produced in the PAG waste destruction process for use in Carthew Bay’s hydrogen AFC systems and for PET to make adjustments, if necessary to their current PAG.

Upon completion of Stage 1, Stage 2 of the Agreement calls for PAG installations that will be developed to demonstrate the practical application of the PAG process in conjunction with Carthew Bay’s AFC-powered generators. It is anticipated that this Stage will be financed by appropriate stakeholders such as local, provincial or federal governments, or special interest groups.

In addition, PET has agreed to introduce Astris to any of its current or future clients who might desire to purchase or use Carthew Bay’s services or products. For this, PET will be paid a mutually agreed to commission.

On August 4, 2005, the Company announced that Astris s.r.o., the wholly owned European subsidiary of Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.), received a grant from the Ministry of Industry and Trade (MPO) of the Czech Republic. The funding will be used to subsidize Carthew Bay’s fuel cell development efforts at its Czech based subsidiary.

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

On November 23, 2005, the Company signed an agreement with Tropical S.A. in Greece, whereby Tropical becomes a reseller for Carthew Bay’s alkaline fuel cell power generator products, fuel cells and test equipment.

The purpose of this Reseller arrangement is to enable Tropical to demonstrate and make available Astris products primarily within the Greek market. Tropical S.A., Athens, Greece, is a leading organization in Renewable Energy and Hydrogen Technologies markets. The agreement may be terminated by either party with 30 day notice for any reason.

On October 26, 2005, the Company hired Ardour Capital Investments LLC (“Ardour”) as its exclusive financial advisor. For a 24 month engagement, Ardour will receive 1,250,000 common shares of Astris stock. Ardour is also entitled to 7% commission on any funds raised through them. In January 2008 625,000 shares were issued to Ardour for the ending of the engagement on October 26, 2007.

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

The obligation of the parties to consummate this transaction will be subject to the following primary conditions: 1) no material adverse change to Carthew Bay’s business; 2) execution of employment agreements between GSI and key personnel of Astris; 3) completion prior to July 31, 2007; 4) approval by at least two thirds of the votes cast at a Special Meeting of Astris shareholders on July 10, 2007; 5) closing terms typical of an asset purchase; 6) receipt of all necessary government approvals; and 7) exclusivity to MKU for the period to closing. As such, the Company has agreed to a non-refundable break-up fee equal to the greater of any advances under the secured convertible promissory note operating facility described above or $500,000, at the time of any breach. Upon termination, the promissory note would immediately become due and payable.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See "Research and Development" in Section 4.

D.	TREND INFORMATION.

Independent researchers forecast that fuel cells will prove to be a transformational technology, once remaining cost, technical and public acceptance hurdles are overcome.

The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:

•	Capital available to fund further development of technology

•	The level of government commitment to develop a clean energy economy, which currently is greater in Europe, Japan and Canada than in the U.S.

•	The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

There are a number of factors contributing to growing demand for fuel cells, including:

•	Increasing demand for reliable power accentuated by power blackouts of recent years

•	Deregulation of power markets and introduction of competition

•	Environmental/political concerns

•	Developing regions without power grids

•	Geographic considerations/remote power

•	Distributed power generation

•	Increasing price of oil;

E.	OFF BALANCE SHEET ARRANGEMENTS

None

F.	CONTRACTUAL OBLIGATIONS

There are no contractual obligations to be disclosed.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	DIRECTORS AND SENIOR MANAGEMENT.

The following table sets forth the name, age and office held with the Company as of June 11, 2008 and the period during which such person has served as a Director, Executive Officer and/or senior management.

Name	Age	Office Held	Director Since
Michael Liik (1)	49	President, Chief Executive Officer and Director	2004
Brian Clewes	49	Chief Financial Officer, Secretary, Treasurer and Director	2004
Arthur Laudenslager (2)	81	Director	2003
Christopher Besant	49	Director	2007
Richard Callander (1)	49	Director	2007
Howard Drabinsky (2)	52	Director	2007

Notes

(1)	Members of the Company's Audit Committee.
(2)	Members of the Company’s Compensation Committee.

Michael Liik, P. Eng, MBA is currently President of Liikfam Holdings Inc., an investment/venture capital company. He has a record of investing in and leading both early-stage and high-growth Canadian public companies including Cymat Corp. and Slater Steel. Mr. Liik is both a Professional Engineer and an MBA

Brian D. Clewes is a twenty-five year veteran of the insurance industry, he is currently a principal in Benefit Management Advisors Inc., the largest supplier of benefits consulting services to Ontario Chartered Accounting firms. Mr. Clewes is an outstanding entrepreneur with solid connections in the angel financing community. Mr. Clewes is a Chartered Life Underwriter, a Certified Financial Planner, and a Chartered Financial Consultant.

Arthur E. Laudenslager was formerly a senior officer and director of several public and private corporations, is currently Vice President, First Energy Advisors Inc., and a business consultant who brings to the Carthew Bay Board a great deal of experience and knowledge in corporate structure and financing

Christopher Besant is a founding partner of the Business Reorganization Group of Cassels Brock & Blackwell LLP, a Toronto business law firm. Mr. Besant has been extensively involved in a range of major domestic and cross-border proceedings affecting industries which span the Canadian economy.

Richard Callander is responsible for equity management, research and client servicing. Mr. Callander has managed large and small cap equities for over 20 years and has extensive experience marketing to institutions and high net worth individuals. He was previously a partner with one of Canada's largest investment counseling firms

Howard M. Drabinsky is the Managing Partner of Lang Michener LLP, a Toronto business law firm, former Chairman of the firm's Business Law Group, and a partner since 1987. As a recognized leader in the corporate community, he also has and continues to serve as an officer and director of public and private companies. Mr. Drabinsky's particular expertise is in mergers and acquisitions and corporate finance. He works with publicly and privately owned clients in a wide range of industries, including information technology, manufacturing, entertainment, consumer products and financial services.

There are no family relationships between any of the persons above, nor are there any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

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

(1)	Paid in Cash

	2007	2006	2005

Macnor Corp (1)	—	135,997	66,665
Juri Nor	4,000	—	—
Fortius Research & Trading (2)	—	55,225	15,000
Anthony Durkacz	4,000	—	—
Liikfam Holdings Inc. (3)	25,000	—	—
Michael Liik	54,000	—	—
397230 Ontario Limited (4)	40,000	—	—
Brian Clewes	4,000	—	—
Arthur Laudenslager	29,000	—	—
Sterling Partners (5)	25,000	—	—
Rick Callander	1,000	—	—
Howard Drabinsky	1,000	—	—
Lang Michener	25,000	—	—
Chris Besant	1,000	—	—
Total	213,000	191,222	81,665

(1)
Macnor Corp is an Ontario Corporation owned and controlled by Jiri Nor, the CEO and Director of Astris. Macnor also provided research and development services by Jiri Nor and marketing services by his son Peter Nor, who was an Officer of Carthew Bay Technologies (Formerly Astris).

(2)	Fortius Research & Trading Corporation is an Ontario Corporation owned and controlled by Anthony Durkacz, who was an Officer and Director of Carthew Bay Technologies (Formerly Astris).

(3)	Liikfam Holdings Inc. is an Ontario Corporation owned and controlled by Michael Liik, the CEO and Director of Carthew Bay Technologies.

(4)	397230 Ontario Limited is an Ontario Corporation owned and controlled by Brian Clewes, an Officer and Director of Carthew Bay Technologies.

(5)	Sterling Partners is an Ontario Corporation owned and controlled by Rick Callander, a Director of Carthew Bay Technologies.

2)	Paid in Shares

In 2004, we issued to related parties 586,592 common shares for a value of $332,360 for consulting services rendered and 293,751 shares for $128,000 to pay down debt and accrued interest on that debt for a total of 880,343 shares for a total of $473,060. These shares and amounts were issued to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Jiri Nor as an individual	117,500	51,200
Macnor Corp. (Note 1)	266,263	144,455
Fortius Research & Trading (Note 2)	95,880	52,500
Director – David Ramm	57,445	34,422
Director – Gordon Emerson	118,032	81,443
Director – Gerald Crawford	89,793	46,435
Director – Donald Blenkarn	117,500	51,200
Director – Arthur Laudenslager	17,930	11,405
Total	880,343	473,060

Note 1. Macnor Corp is an Ontario Corporation owned and controlled by Jiri Nor, the former CEO and former Director of the Company. Macnor also provided research and development services by Jiri Nor and marketing services by his son Peter Nor, who was an Officer of Carthew Bay Technologies (Formerly Astris).

Note 2. Fortius Research & Trading Corporation is an Ontario Corporation owned and controlled by Anthony Durkacz, a former Officer and Director of Carthew Bay Technologies (Formerly Astris).

In 2005, Carthew Bay Technologies (Formerly Astris) issued to related parties, 5,000,000 shares for the purchase of 2062540 Ontario Inc. for a value of $1,955,000; 1,160,803 shares for professional services for a value of $284,666; 125,000 shares to repay a liability worth $26,150; 719,873 shares for consulting services for a value of $168,437; and 3,415 shares for expense recovery for a value of $1,205. These shares and amounts were issued to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Macnor Corp (Note 1)	6,285,803	2,265,816
Fortius Research and Trading(Note 2)	327,269	72,500
Liikfam Holdings(Note 3)	392,604	95,937
Director - A. Laudenslager	3,415	1,205
Total	7,009,091	2,435,458

Note 1. Macnor Corp is an Ontario Corporation owned and controlled by Jiri Nor, the former CEO and former Director of the Company. Macnor also provides research and development services by Jiri Nor and marketing services by his son Peter Nor, who is an Officer of Carthew Bay Technologies (Formerly Astris).

Note 2. Fortius Research & Trading Corporation is an Ontario Corporation owned and controlled by Anthony Durkacz, a former Officer and Director of Carthew Bay Technologies (Formerly Astris).

Note 3. Liikfam Holdings is an Ontario Corporation owned and controlled by Michael Liik, the CEO and Director of Carthew Bay Technologies.

In 2006, Carthew Bay Technologies (Formerly Astris) issued to related parties, 2,616,313 shares for professional services for a value of $374,533. These shares and amounts were issued to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Macnor Corp (Note 1)	792,899	112,000
Fortius Research and Trading(Note 2)	178,291	37,500
Liikfam Holdings(Note 3)	808,968	100,000
Director - A. Laudenslager	160,106	24,359
Director – Brian Clewes	191,476	29,465
Director – David Ramm	78,952	12,000
Director – Gary Brandt	88,476	12,698
Director – Anthony Durkacz	96,476	14,000
Director – Juri Nor	96,476	14,000
Total	2,616,310	374,534

Note 1. Macnor Corp is an Ontario Corporation owned and controlled by Jiri Nor, the CEO and Director of the Company. Macnor also provides research and development services by Jiri Nor and marketing services by his son Peter Nor, who is an Officer of Carthew Bay Technologies (Formerly Astris).

Note 2. Fortius Research & Trading Corporation is an Ontario Corporation owned and controlled by Anthony Durkacz, an Officer and Director of Carthew Bay Technologies (Formerly Astris).

Note 3. Liikfam Holdings is an Ontario Corporation owned and controlled by Michael Liik, the CEO and Director of Carthew Bay Technologies.

In 2007, we issued to related parties, 1,838,732 shares for professional services for a value of $374,533. These shares and amounts were issued to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Liikfam Holdings(Note 3)	505,982	41,667
Director - A. Laudenslager	389,845	32,103
Director – Brian Clewes	420,021	34,586
Director – Michael Liik	400,021	32,941
Director – Anthony Durkacz	61,432	5,059
Director – Jiri Nor	61,431	5,059
Total	1,838,732	151,415

Directors

(2)	Currently, the compensation arrangement for the Directors is as follows:

An annual fee of $25,000 plus an option grant of 508,697 Shares excerciseable at US$0.027 which vest upon the successful completion of an RTO transaction.

The Company does not have any pension plan, retirement or similar plan for its Executive Officers or Directors

(3)	Governance

An executive compensation committee was appointed in January 2005 to study and determine appropriate levels of compensation and to structure employment agreements for officers.

(4)	Stock Option Plan

The Company has stock option plans for its employees, Directors, Officers, and consultants who are regarded as integral to the benefit and progress of the Company and its operations.  Options are normally issued as a bonus of employment or are tied into performance related compensation.  Performance related compensation includes completion of research and development projects within specific timeframes and budget, achieving financial targets on behalf of the Company or introduction/referral/ completion of business agreements or arrangements. In general, the minimum vesting requirement of options issued is one year. The maximum term of options is five years from the grant date.  Normally the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

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

(5)	Options and Warrants outstanding as at June 11, 2008

The following table outlines the options that are outstanding as of June 11, 2008 of the directors and senior management or their affiliates of the Company:

Name	Number of Shares	Exercise Price	Expiry
Michael Liik (1)	3,0542,182	US$0.027	09/06/2012

Michael Liik (2)	500,000	US$0.36	12/11/2009

Brian Clewes (1)	2,034,788	US$0.027	09/06/2012

Brian Clewes (3)	254,348	US$0.022	11/23/2012

Arthur Laudenslager (1)	508,697	US$0.027	09/06/2012

Christopher Besant (1)	508,697	US$0.027	09/06/2012

Richard Callander (1)	508,697	US$0.027	09/06/2012

Howard Drabinsky (1)	508,697	US$0.027	09/06/2012

Options to Directors and Officers will become vested as follows:

1.	Upon the successful completion of a suitable company.

2.	Warrants to Liikfam Holdings Inc. of 500,000 at $U.S. 0.37 will become vested as follows:

(i)	200,000 upon raising a minimum of $U.S. 1 million in equity
(ii)	300,000 upon raising additional minimum of $US 5 million in equity

3.	Finders’ Fee Options for introducing the Company to Colorep, Inc. that vests upon the successful completion of the Colorep Reverse Takeover Transaction.

C.	BOARD PRACTICES.

The Board of Directors may consist of from three to ten members, and currently consists of six members. Each Director is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed

For a list of the Directors and the period during which the current Directors have served in that office, please see Section 6A above.

The Directors of the Company do not currently have any service contracts with the Company providing for benefits upon termination of employment. There does not currently exist any compensation arrangement for any of the Directors. The Company does not have any pension, retirement or similar plan for its Directors.

Michael Liik and Richard Callander are members of the Company’s Audit Committee. Arthur Laudenslager and Howard Drabinsky are members of the Company’s Compensation Committee. There are no additional committees of the Board

D.	EMPLOYEES.

The Company currently has no employees.

E.	SHARE OWNERSHIP.

The following table lists, as of June 11, 2008, the beneficial share holdings (see (4)) in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

Name	Options, Warrants or Agreements Vested	Directly Owned	Total Owned included Vested Amounts	Percent of Class
Brian Clewes		711,887	711,887	1.38%
Arthur Laudenslager (1)		655,796	655,796	1.28%
Michael Liik (2)	500,000	2,266,814	2,266,814	4.19%
All Executive Officers and Directors as a group	500,000	3,634,497	4,134,497	7.07%

*	Denotes less than 1%

(1)	Includes (i) 655,796 Common Shares held by Arthur Laudenslager

(2)	Includes (i) 524,211 Common shares held by Michael Liik and (ii)1,742,603 Common shares by Liikfam Holdings Inc.

All the individuals included in the table above are beneficial owners as defined in General Instruction F to this form 20-F. Each person in the above table either owns or has the right to acquire the common shares within 60 days by options, warrants or other agreement.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED AND NON-RELATED PARTY TRANSACTIONS.

A.	MAJOR SHAREHOLDERS.

The following table lists, as of June 11, 2008, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

Name of Beneficial Owner	Amount and Nature of Class	Percent

Jiri K. Nor (1)	9,603,493	18.68%

(1)	Includes (i) 2,224,386 Common Shares held by Jiri K. Nor and (ii) 7,379,107 Common Shares held by Macnor Corp.

There has been significant change in the percentage ownership held by both major shareholders during the past four years due to dilution incurred by private placements, the issuance of Common Shares to reduce debt and the issuance of common shares for the acquisition of Astris s.r.o.

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

(2)	Amounts owing to Directors and Officers:

Payables and accruals as at December 31, 2007 include the following amounts:

	Position in	Amount	Amount	Amount
Entity	Company	2007	2006	2005
Anthony Durkacz	Director & Officer	$ —	$ 2,141	$ 34,596
Arthur Laudenslager	Director	—	2,397	20,358
Brian Clewes	Director	25,000	2,000	25,465
Chris Besant	Director	25,000	—	—
David Ramm	Director	—	—	10,000
Fortius Research and Trading	Controlled by A.D.		5,300	31,125
Gary Brandt	Director		—	8,698
Jiri Nor	Director & Officer		3,011	61,915
Liikfam Holdings Inc.	Controlled by M.L.		26,500	26,750
Macnor Corp.	Controlled by J.N.		21,333	102,720
Michael Liik	Director		2,000	14,512
Peter Nor	Officer		1,971	6,971
		$ 50,000	$ 66,653	$ 343,110

(3)	Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:

	Position in	Amount	Amount	Amount
Entity	Company	2006	2006	2005

Gary Brandt	Director	$—	$4,000	$8,698
Brian Clewes (BC)	Director	49,005	6,000	25,465
Anthony Durkacz(AD)	Director & Officer	9,059	6,000	10,000
Fortius Research and Trading	Director Controlled by A.D.	48,733	92,725	112,500
Arthur Laudenslager	Director	46,122	6,100	19,768
397230 Ontario Limited	Controlled by B.C.	40,000	—	—
Howard Drabinsky (HD)	Director	1,000	—	—
Lang Michener	For HD	10,417	—	—
Rick Callander (RC)	Director	1,000	—	—
Chris Besant	Director	11,417	—	—
Stirling Partners	Controlled by R.C.	10,417	—	—
Liikfam Holdings Inc.	Controlled by M.L.	118,750	100,000	118,750
Macnor Corp. re Jiri Nor	Controlled by J.N.	93,330	149,997	315,998
Macnor Corp re Peter Nor	Controlled by J.N.	56,000	98,000	120,000
Michael Liik (ML)	Director	36,941	6,000	14,511
Jiri Nor	Director & Officer	9,059	6,000	10,000
David Ramm	Director	—	2000	10,000
		$541,250	$476,822	$765,690

C.	NON-RELATED PARTY COMMON STOCK TRANSACTIONS.

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

During the four quarters of 2006, the company issued shares of common stock to settle obligations owing by the Company to certain individuals and companies as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual

Total Non-Related Parties	954,039	1,565,637	296,772	105,667	2,925,115

There were no shares issued to Non-Related Parties during the year ended December 31, 2007. In January 2008, 625,000 were issued to Ardour Capital Investments, LLC due at the conclusion of their financial consulting agreement at October 26, 2007.

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

Immediately after closing, existing management resigned both as officers and directors of the Company. It is the intention of the Board of the Company to appoint a new CEO with a mandate to utilize the remaining cash and residual tax losses to seek new business opportunities.

The obligation of the parties to consummate this transaction are subject to the following primary conditions: 1) no material adverse change to Carthew Bay’s business; 2) execution of employment agreements between GSI and key personnel of Astris; 3) completion prior to July 31, 2007; 4) approval by at least two thirds of the votes cast at a Special Meeting of Astris shareholders on July 10, 2007; 5) closing terms typical of an asset purchase; 6) receipt of all necessary government approvals; and 7) exclusivity to MKU for the period to closing. As such, the Company has agreed to a non-refundable break-up fee equal to the greater of any advances under the secured convertible promissory note operating facility described above or $500,000, at the time of any breach. Upon termination, the promissory note would immediately become due and payable.

DIVIDEND POLICY.

The Company has not paid dividends within the last five fiscal years. For a description of the ability of the Board of Directors to distribute dividends, please see Item 10B below.

ITEM 9.	THE OFFER AND LISTING.

MARKETS AND PRICE HISTORY OF THE COMPANY'S STOCK.

As of June 11, 2008, the Company had 265 stockholders of record for its Common Shares and 51,414,682 Common Shares were issued and outstanding. The Company believes that there are a considerable number of beneficial holders of the Common Shares, as a substantial number of Common Shares are held of record by principal depositories in Canada and the United States. As at June 11, 2008, the shareholder list showed 265 registered shareholders holding a total of 51,414,682 Common Shares, 14,250,921 Common Shares in the name of Cede & Co and 24,092,147 Common shares in the name of CDS & Co (the depository in Canada).

The Common Shares were previously traded in Canada on the Canadian Dealing Network (CDNX), but presently has an inactive listing on the CDNX. Since June 20, 2001, the Company's Common Shares have been posted for trading on the O.T.C. Bulletin Board under the symbol ASRNF. The quarterly high and low prices for the past two fiscal years are tabulated below:

2006	High	Low
First	.18	.11
Second	.29	.14
Third	.16	.06
Fourth	.09	.04

2007	High	Low
First	.040	.031
Second	.038	.026
Third	.035	.0175
Fourth	.0375	.02

The following table sets forth the high and low market prices for each of the past 5 months:

2008	High, US$ / share	Low, US$ / share

January	.035	.0275
February	.035	.020
March	.030	.020
April	.030	.020
May	.050	.030

ITEM 10.	ADDITIONAL INFORMATION.

A.	SHARE CAPITAL.

Not Applicable.

ITEM 10B.	MEMORANDUM AND ARTICLES OF ASSOCIATION.

1.	ORGANIZATION.

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

The obligation of the parties to consummate this transaction will be subject to the following primary conditions: 1) no material adverse change to Carthew Bay’s business; 2) execution of employment agreements between GSI and key personnel of Astris; 3) completion prior to July 31, 2007; 4) approval by at least two thirds of the votes cast at a Special Meeting of Astris shareholders on July 10, 2007; 5) closing terms typical of an asset purchase; 6) receipt of all necessary government approvals; and 7) exclusivity to MKU for the period to closing. As such, the Company has agreed to a non-refundable break-up fee equal to the greater of any advances under the secured convertible promissory note operating facility described above or $500,000, at the time of any breach. Upon termination, the promissory note would immediately become due and payable.

 On August 1, 2007, the Company sold substantially all its assets, including its wholly-owned subsidiaries, to MKU Canada Inc., an arm’s-length third party. MKU Canada Inc. is a wholly-owned subsidiary of MKU Cyprus Ltd. The transaction includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) US$3,064,363 in cash ($3,216,049 Canadian: ii) forgiveness of US$1,225,000 and $380,000 Canadian of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with US$210,000 ($234,558 Canadian) of accrued interest: iii) an option for the Company, for a consideration of $1 to purchase 4,248,750 of its own shares: iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000 ($642,700 Canadian). The Company has exercised the option to reacquire and cancel the 4,248,750 of its own shares.

With the sale of substantially all of its assets, the Company ceased to be in the development stage. In prior years, the Company reported as a development stage enterprise.

The Company changed its name to Carthew Bay Technologies Inc. on August 17, 2007.

On December 10, 2007, the Company announced that it had executed a letter of intent (“LOI”) with Colorep Inc. (“Colorep”) relating to a transaction whereby shares of the Company will be issued in exchange for all of the issued and outstanding shares of Colorep under terms that constitute a reverse takeover (“RTO”) pursuant to Emerging Issue Committee abstract EIC-10, Reverse Takeover Accounting, of the CICA Handbook. Following the successful completion of the RTO, the Company will become the legal parent of, and the existing shareholders of Colorep will acquire control of, the combined enterprise. Successful completion of the RTO is subject to several conditions as discussed below.

Colorep is located in Rancho Cucamonga, CA, and develops and offers for sale sustainable subsurface printing and dyeing technology for decorating a wide variety of textiles and other consumer products. Colorep has previously announced its intention to acquire Transprint USA Inc. (“Transprint”), a privately held, employee-owned company, founded in 1978, with headquarters and manufacturing facilities in Harrisonburg, VA, and design studios and showrooms in New York City and Charlotte, NC. Transprint offers printing products and design services worldwide for the apparel, commercial and residential furnishings markets. The definitive share purchase agreement between Colorep and Transprint has been completed. One of the conditions precedent to the conclusion of the RTO under the LOI is receipt by Colorep of a credit facility sufficient to enable Colorep to conclude the acquisition of Transprint.

Pursuant to the LOI and subject to the terms thereof, the Company will invest US $2,000,000 in two equal tranches into secured debentures (the “Debentures”) of Colorep. The Debentures will bear interest at 1% per month (unless increased pursuant to the terms of the LOI) and interest will accrue until maturity on April 30, 2008. Subject to certain conditions, the Company is obligated to advance the first US $1,000,000 to Colorep upon execution of a binding share exchange agreement. The LOI further provides that upon receipt of all approvals, including shareholder and regulatory approvals, necessary to conclude the RTO, the Company will cancel the Debentures. There are many conditions associated with the conclusion of the various transactions included as part of the LOI including: a) a condition that the Company consolidate its shares pursuant to a formula included as part of the LOI, and b) the completion of Transprint acquisition by Colorep.

Subject to certain extension provisions set out in the LOI, the transactions contemplated thereunder must be completed prior to April 30, 2008. Upon closing of the RTO, all of the current members of the Board of Directors of the Company, other than Michael Liik, will resign and will be replaced by between four and six new members.

Execution of the LOI has received the unanimous approval for the Board of Directors of the Company.

On February 1, 2008, Carthew Bay technologies advanced the first $1 million in respect of the secured debenture financing for Colorep Inc. This tranche is the initial advance of a total $2 million financing contemplated in the previously announced Letter of Intent with Colorep, to be followed by a transaction whereby shares of CBT will be exchanged for all of the issued and outstanding shares of Colorep.

In conjunction with the proposed RTO, the Board of Directors of the Company approved a Success Fee payable to its CEO and CFO amounting to 1.4% of the Colorep transaction value or $1,150,000, earned upon closing of the Colorep RTO transaction and payable as a combination of cash remaining in the Company immediately prior to the RTO transaction and treasury shares of the Company issued at a price equivalent to the value per share (after giving consideration to the shares issued in this regard) received by the shareholders of the Company as a consequence of the RTO. The fee would be increased by an additional 0.06% of the transaction value or $500,000, or such pro-rated amount, determined 3 months after closing of the RTO transaction and based upon the performance of the post-RTO shares. In the event that the performance of the post-RTO shares (with the definition of performance to be established in a formal agreement), is between $0.70 per share equivalent value (as described in the LOI) and $1.00 per share, the additional $500,000 fee would be pro-rated such that no fee would be earned on the lower threshold and the full fee earned on the upper threshold. This fee would be payable in treasury shares of the Company on the basis described above.

On May 22, 2008, Carthew Bay Technologies entered into a consulting agreement with Macnor Corp and Jiri Nor to provide repair services to a generator previously sold by Astris Energi in 2005 as well as assist in the preparation of filings on behalf of Carthew Bay Technologies for amounts to be claimed for the 2007 Fiscal Year from the Government of Canada under the Scientific Research and Experimental Development Program administered by the Canada Revenue Agency.

On May 23, 2008, Carthew Bay Technologies Executed Agreement and Plan of Merger with Colorep, Inc. and advanced a second US$1.0 Million in respect of the Secured Debenture Financing related thereto.

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

Members of the Audit Committee have broad financial experience which has been gained in a variety of disciplines including investment banking, supervision of finance functions and general management, and the Board is satisfied that collectively they have the requisite financial skills and expertise to enable them fully to carry out their responsibilities. However, the Board considers that no individual member of the committee qualifies as a “financial expert” within the terms of the definition set out in the Sarbanes-Oxley Act of 2002. Currently the CEO is a member of the Audit Committee as well as one other Director who is independent.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended 2007 and 2006, the audit fees were CDN $71,886, and CDN$55,000.  For the year ended 2006 the audit-related fees for the principal accountants were CDN$ 61,646 and for 2005 $41,270.  For the years ended 2007 and 2006, the tax related fees for the principal accountants were CDN $NIL and CDN $NIL.  The Company’s audit committee’s pre-approval of audit fees is discussed in advance with the principal accountant and the audit committee. If there are any adjustments, they are approved by the audit committee.

E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

The following documents are filed as Attachment A hereto and are included as part of this Form 20-F.

CARTHEW BAY TECHNOLOGIES INC. (FORMERLY ASTRIS ENERGI INC.) CONSOLIDATED FINANCIAL STATEMENTS

Description of Document:

Auditors' Report for the year ended December 31, 2007.
Auditors’ Report for the year ended December 31, 2006.
Auditors’ Report for the year ended December 31, 2005.
Consolidated Balance Sheets for the year ended December 31, 2007, 2006 and 2005.
Consolidated Statements of Loss and Deficit for the years ended December 31, 2007, 2006 and 2005.
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005.
Notes to Consolidated Financial Statements for the year ended December 31, 2007, 2006 and 2005.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

3.1*	Memorandum of Association of Kayty Exploration Ltd., filed March 18,1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.2*	Articles of Association of Kayty Exploration Ltd., filed March 18,1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.3*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed July 9, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.4*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed November 6, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.5*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed March 11, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.6*	Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed August 9, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.7*	Articles of Continuance for Kayty Exploration Ltd., filed September 22, 1987 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.8*	Articles of Amendment for Kayty Inc., filed December 7, 1994 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.9*	Articles of Amendment for WLD Inc., filed July 4, 1995 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.10*	By-Laws of Astris Energi Inc., dated April 12, 1996.

4.1*	Astris Energi Inc. Stock Option Plan, dated June 2000.

4.2*	Form of Convertible Debenture Document with Cornell Capital Partners, LP, dated April 10, 2006.

4.3*	Warrant number CCP-001 to Cornell Capital Partners, LP dated April 10, 2006.

4.4*	Warrant number CCP-002 to Cornell Capital Partners, LP dated April 10, 2006.

4.5*	Warrant number CCP-003 to Cornell Capital Partners, LP dated April 10, 2006.

10.1*	License Agreement between Astris Energi Inc. and Energy Ventures Inc.(Canada) dated October 22, 1998.

10.2*	Debenture by Astris Energi Inc and Astris Inc. to and in favor of Energy Ventures Inc. (Canada) dated October 22, 1998.

10.3*	Equipment Lease between Astris Inc. and Energy Ventures Inc. (Canada) dated October 22, 1998.

10.4*	License Agreement with Macnor Corp. dated October 1, 1999.

10.5*	Lease for property located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, between 789542 Ontario Limited and Astris Energi Inc, dated April 14, 2000.

10.6*	License Agreement, between Astris Inc. and Astris s.r.o., dated January 30, 1995.

10.7*	Grant of Options by Astris Energi Inc. to Energy Ventures Inc., dated October 22, 1998.

10.8*	Agreement between Astris Energi Inc. and Fuelcellstore.com, Inc., dated October 12, 2000.

10.9*	Assignment Agreement between Josef Soltys and Astris Inc. for Canadian Patent #1,295,679, for QUICKCELL, dated November 15, 1995.

10.10*	Debenture between Astris Inc. and Donald Alex Blenkarn, in trust, dated September 30, 1996.

10.11*	Value Added Reseller Agreement with Alternate Energy Corp., dated May 14, 2004.

10.12*	Co-operation agreement with El.ma, dated October 15, 2004.

10.13*	Consulting Agreement with Liikfam Holdings, dated December 10, 2004.

10.14*	Purchase and Escrow Agreement between Astris Energi Inc., Macnor Corporation and 2062540 Ontario Inc. dated January 20, 2005.

10.15*	Teaming Arrangement with Plasma Environmental Technologies Inc., dated February 23, 2005.

10.16*	Agreement with First Energy Advisors, dated May 22, 2003.

10.17*	Assignment of technology to Astris Energi Inc. from Macnor Corporation, dated July 25, 2005.

10.18*	Form of Convertible Debenture document, dated March 24, 2005.

10.19*	Securities Purchase Agreement with Cornell Capital Partners LP, dated April 10, 2006.

10.20*	Investor Registration Rights Agreement with Cornell Capital Partners LP, dated April 10, 2006.

10.21*	Security Agreement with Cornell Capital Partners LP, dated April 10, 2006.

10.22*	Security Agreement between 2062540 Ontario Inc. and Cornell Capital Partners LP, dated April 10, 2006.

10.23*	Share Escrow Agreement with Cornell Capital Partners LP, dated April 10, 2006.

10.24*	Irrevocable Transfer Agent Instructions between Equity Transfer Services, Inc., Cornell Capital Partners LP and Astris Energi Inc.

10.25*	Letter of Intent to Sell Assets to Green Shelters Innovations Ltd. To sell substantially all of Astris Energi Inc’s assets. Dated April 19, 2007.

10.26*	Loan Agreement between Astris Energi Inc. and Green Shelter Innovations Ltd. To provide on-going financing due July 31, 2007. Dated May 4, 2007.

10.27*	Asset Purchase Agreement with the Issuer and 2062540 Ontario, Inc. a wholly-owned subsidiary of the Issuer and MKU Canada, Inc. and affiliate of Green Shelters Innovations Ltd. Dated June 5, 2007.

10.28*	Settlement Agreements between Jiri Nor, Peter Nor, Anthony Durkacz, Macnor Corp, Fortius Research and Trading Corp, and Astris Energi Inc. Dated July 26, 2007.

10.29*	Completion of Astris Energi Inc. asset sale to MKU Canada, Inc. Dated August 1, 2007.

10.30*	Astris Energi Inc. changes name to Carthew Bay Technologies Inc. and trading symbol becomes “CWBYF” on the OTC Bulletin Board. Dated August 22, 2007.

10.31*	Letter of Intent for Reverse Takeover transaction of Colorep, Inc. Dated December 9, 2007.

10.32*	Secured Debenture Financing provided to Colorep, Inc. for US$1.0 Million. Dated February 1, 2008.

10.33*
Execution of Agreement and Plan of Merger whereby shares of Carthew Bay Technologies will be exchanged for all issued and outstanding shares of Colorep, Inc. Secured Debenture Financing provided to Colorep, Inc. for US$1.0 Million. Dated May 23, 2008.

10.34*	Consulting Agreement with Macnor Corp dated May 22, 2008.

12.1	and 12.2 302 CERTIFICATION

13.1	SECTION 906 CERTIFICATION

23.1	AUDITORS’ CONSENT

99*	CODE OF ETHICS

99.1*	WHISTLEBLOWER POLICY

*	Previously filed. Otherwise all other exhibits filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CARTHEW BAY TECHNOLOGIES INC. (FORMERLY ASTRIS ENERGI INC.)

By:	/s/ Michael Liik
President and Chief Executive Officer
Date: June 11, 2008

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)

Consolidated Financial Statements
(Canadian Dollars)
December 31, 2007, 2006 and 2005

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)

INDEX

December 31, 2007, 2006 and 2005

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)

We have audited the consolidated balance sheets of CARTHEW BAY TECHNOLOGIES INC. (Formerly Astris Energi Inc.) as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

Danziger Hochman Partners LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
April 24, 2008

CARTHEW BAY TECHNOLOGIES INC. (Formerly Astris Energi Inc.) Consolidated Balance Sheets As at December 31, 2007 and 2006 (Canadian Dollars)	Statement I

	2007	2006
ASSETS
CURRENT
Cash	$2,544,431	$22,081
Accounts receivable	2,767	3,780
Inventory	—	32,127
Prepaid expenses and deposits	87,500	140,205

	2,634,698	198,193

Deferred debenture financing costs	—	959,787
Property, plant and equipment (note 3)	—	580,110
Technology and patent costs	—	28,128

	$2,634,698	$1,766,218
LIABILITIES
CURRENT
Accounts payable and accrued liabilities (note 4)	$82,887	$425,845
Advances payable (note 12)	—	262,250
Deferred revenue	—	10,628
Current portion of obligation under capital lease	—	10,554
Derivative liability	—	616,894

	82,887	1,326,171
LONG-TERM
Obligation under capital lease	—	28,360
$CDN Convertible debenture (notes 1 and 11(a))	—	127,703
$US Convertible debenture (notes 1 and 11(b))	—	337,205

	82,887	1,819,439
SHAREHOLDERS’ EQUITY (DEFICIENCY)
SHARE CAPITAL (note 6 (a))	10,845,648	11,205,002
CONTRIBUTED SURPLUS (note 6 (c))	6,152,788	5,183,490
DEFICIT - Statement II	(14,446,625)	(16,441,713)
	2,551,811	(53,221)

	$2,634,698	$1,766,218

Subsequent events (note 14)

Approved on behalf of the Board:

Michael Liik (Director)	Brian Clewes (Director)

The accompanying notes are an integral part of these financial statements	Page 2

CARTHEW BAY TECHNOLOGIES INC. (Formerly Astris Energi Inc.) Consolidated Statements of Operations and Deficit For the Years Ended December 31, 2007, 2006 and 2005 (Canadian Dollars)	Statement II

	2007	2006	2005

REVENUE
Sales	$31,290	$85,915	$291,512

EXPENSES
Research and development	(31,418)	792,265	909,873
General and administrative	1,011,960	1,326,539	2,537,127
Professional fees	435,067	264,742	333,555
Interest and financing costs	348,913	467,252	83,538
Amortization	39,788	77,504	73,113
Amortization of debenture financing costs	261,677	367,579	—
(Gain) loss on derivative liability	473,146	(1,089,544)	—
Write-off of technology	—	—	1,500,000
Acquisition costs	—	—	185,170

	2,539,133	2,206,337	5,622,376

LOSS FROM OPERATIONS	(2,507,843)	(2,120,422)	(5,330,864)

GAIN ON SALE OF ASSETS (Note 1)	4,502,931	—	—

NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	1,995,088	(2,120,422)	(5,330,864)

Provision for income taxes (note 5)	473,533	—	—
Reduction of income taxes on application of losses carried forward	(473,533)	—	—

NET INCOME (LOSS) FOR THE YEAR AND COMPREHENSIVE INCOME	1,995,088	(2,120,422)	(5,330,864)

DEFICIT, BEGINNING OF YEAR	(16,441,713)	(14,321,291)	(8,990,427)

DEFICIT, END OF YEAR	$(14,446,625)	$(16,441,713)	$(14,321,291)

Net Income (Loss) per Common Share – Basic (Note 6)	$0.04	$(0.05)	$(0.16)
Net Income (Loss) per Common Share – Diluted (Note 6)	$0.03	n/a	n/a
Weighted Average Number of Common Shares Outstanding – Basic	52,008,940	42,561,626	33,656,293
Weighted Average Number of Common Shares Outstanding – Diluted	90,531,825	n/a	n/a

The accompanying notes are an integral part of these financial statements	Page 3

CARTHEW BAY TECHNOLOGIES INC. (Formerly Astris Energi Inc.) Consolidated Statements of Cash Flows For the Years Ended December 31, 2007, 2006 and 2005 (Canadian Dollars)	Statement III

	2007	2006	2005

OPERATING ACTIVITIES
Net income (loss) for the year	$1,995,088	$(2,120,422)	$(5,330,864)
Items not requiring cash
Write-off of technology	—	—	1,500,000
Amortization of capital assets	39,788	77,504	73,113
Amortization of debenture financing costs	261,677	367,579	—
Amortization and write-off of goodwill	—	—	21,972
Imputed interest – amortization of debt discount	218,852	314,596	—
Consulting and professional fees paid in capital stock to non-related parties	151,415	631,603	1,235,824
Consulting fees paid in capital stock to related parties	—	374,533	554,308
Options and warrants issued to non-employees	143,211	—	718,242
(Gain) loss on derivative liability	473,146	(1,089,544)	—
Stock based compensation to employees	—	—	58,391
Gain on sale of assets	(4,502,931)	—	—
Net change in non-cash working capital balances related to operations	38,627	(192,284)	466,733

	(1,181,127)	(1,636,435)	(702,281)
INVESTING ACTIVITIES
Purchase of property, plant and equipment and patents	(63,306)	(5,049)	(69,206)
Cash acquired on purchase of Astris s.r.o.	—	—	87,091
Astris s.r.o. pre-acquisition costs written off	—	—	48,190
Proceeds from sale of assets (Note 1)	3,035,560	—	—
Sale (purchase) of other assets	—	(17,249)	(7,638)

	2,972,254	(22,298)	58,437

FINANCING ACTIVITIES
Proceeds from issuance of convertible debenture	—	—	420,000
Redemption of common shares	(4,800)	—	—
Repayment of obligation under capital lease	(6,641)	(8,197)	—
Proceeds from issuance of $US convertible debentures	—	1,740,003	—
Deferred financing costs	—	(341,099)	—
Proceeds from advances payable	742,664	262, 250	—
Proceeds from issuance of common shares upon exercise of options	—	—	73,350

	731,223	1,652,957	493,350
NET INCREASE (DECREASE) IN CASH	2,522,350	(5,776)	(150,494)

CASH, BEGINNING OF YEAR	22,081	27,857	178,351

CASH, END OF YEAR	$2,544,431	$22,081	$27,857
Note 7 – Supplemental Disclosure of Cash Flows Information

The accompanying notes are an integral part of these financial statements	Page 4

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

1.	DESCRIPTION OF BUSINESS

Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.) (the “Company”) designed, developed, manufactured and sold alkaline fuel cells (“AFCs”) and alkaline fuel cell systems, fuel cell and battery test loads and provide engineering and other services.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  The Company had not earned significant revenues.

On August 1, 2007, the Company sold substantially all its assets, including its wholly-owned subsidiaries, to MKU Canada Inc., an arm’s-length third party. MKU Canada Inc. is a wholly-owned subsidiary of MKU Cyprus Ltd. The transaction includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) US$3,064,363 in cash ($3,216,049 Canadian: ii) forgiveness of US$1,225,000 and $380,000 Canadian of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with US$210,000 ($234,558 Canadian) of accrued interest: iii) an option for the Company, for a consideration of $1 to purchase 4,248,750 of its own shares: iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000 ($642,700 Canadian). The Company has exercised the option to reacquire and cancel the 4,248,750 of its own shares. (See Note 6 (e) for additional information.)

With the sale of substantially all of its assets, the Company ceased to be in the development stage. In prior years, the Company reported as a development stage enterprise.

The Company changed its name to Carthew Bay Technologies Inc. on August 17, 2007.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Effective January 1, 2005, the Company, Astris Energi Inc., and its wholly-owned subsidiary, Astris Inc., were amalgamated to streamline administrative functions. The amalgamated company continued with the same name as the parent company.

These consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and reflect the accounts of the Company and its wholly-owned holding company 2062540 Ontario Inc. that in turn holds all the outstanding shares of its foreign subsidiary, Astris s.r.o.

2062540 Ontario Inc. and Astris s.r.o. were sold on August 1, 2007. (See Note 1)

All material inter-company transactions and balances have been eliminated on consolidation.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized at the time services are rendered.

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. At December 31, 2007 and 2006, the Company had no cash equivalents.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment, where indicated. Amortization is provided over the estimated useful lives of these assets on a straight-line basis, calculated as follows:

Building	40 years
Machinery and equipment	5 years
Furniture and fixtures	10 years
Leasehold improvements	Corresponding lease term

In the event that the future undiscounted net cash flows relating to these long lived assets are less than their carrying amounts, they are written down to fair value.  The impairment loss would be reflected in the operations of the year when impairment occurs.

Inventory

Inventory is valued at the lower of cost or market value. Cost is determined on a first-in first-out basis.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

	2007	2006	2005

Canadian SRED credits	$388,886	$—	$283,900
Czech Republic government grants	—	177,715	137,000
	$388,886	$177,715	$420,900

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

Use of Estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Financial statement items subject to significant management judgment include revenue recognition, the completeness of accounts payable and accrued liabilities, the valuation of convertible debentures, the valuation of stock-based compensation, warrant valuation and future income taxes. Actual amounts could differ from management’s estimates.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

At December 31, 2007, the Company’s financial instruments comprise cash, accounts receivable and accounts payable and accrued liabilities.

The fair values of the Company’s financial instruments approximate their carrying values due to the short-term nature of the instruments.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risks.

The Company is exposed to credit risk on the accounts receivable from its customers.  In order to reduce its credit risk, the Company has adopted credit policies that include the payment of small orders by credit card before shipping, the analysis of the financial position of its customers, and the regular review of their credit limit. In addition, before the commencement of a major order, the Company requests a substantial deposit from the customer. These deposits, when received, are recorded as deferred revenue until the order is delivered.

The Company is exposed to risks arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

Derivative Instruments

The Company issued convertible debentures as part of its financing activities. Accounting for convertible debentures with a debt conversion into shares component based on a varying stock price is covered by SFAS 133 in the United States and Section 3855 of the CICA Handbook in Canada. These sources prescribe when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures. They also specify how financial instrument gains and losses are to be presented and define financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts. Details of the accounting for these convertible debentures as derivative instruments are included in note 11.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. As permitted by Section 3870, the Company applied this change prospectively for new awards granted on or after January 1, 2002. In periods prior to January 1, 2002, the Company recognized no compensation when stock options or warrants were issued to employees or non-employees.

Effective January 1, 2004, the Company adopted the revised accounting recommendations contained in the CICA Handbook Section 3870. Commencing in the fiscal year 2004, the Company recorded compensation expense for stock options granted to employees on or after January 1, 2004, based on the fair value method of accounting. For the year ended December 31, 2007, the amount of compensation cost recognized in income and credited to contributed surplus was $143,241 (2006 - $5,002) (Note 6 (c).

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

Leases

Leases entered into by the Company as a lessee were classified as capital or operating leases. Leases that transfer substantially the entire risks and benefits incidental to ownership were classified as capital leases. At the inception of a capital lease, an asset and an obligation were recorded at an amount equal to the lesser of the present value of the minimum lease payments and the asset’s fair market value at the beginning of each lease. Rental payments under operating leases are expensed as incurred.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

New Accounting Pronouncements

(i)	Financial Instruments

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, Comprehensive Income (‘Section 1530’); Section 3251, Equity (‘Section 3251’); Section 3855, Financial Instruments - Recognition and Measurement (‘Section 3855’), Section 3861, Financial Instruments - Disclosure and Presentation (‘Section 3861’) and Section 3865, Hedges (‘Section 3865’).

Section 1530 establishes standards for reporting and presenting comprehensive income, which is the change in equity from transactions and other events during a period from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP. The adoption of Section 1530 did not have a material effect on the Company’s financial position and results of operations for the fiscal years ended December 31, 2007, 2006 and 2005.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and specifies the information that should be disclosed about them. Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same periods as those related to the hedged items. The adoption of Sections 3861, 3865 and 3251 did not have a material effect on the Company’s financial position and results of operations for the fiscal years ended December 31, 2007, 2006 and 2005.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

Section 3855 defines the terms ‘financial instrument,’ ‘financial asset’ and ‘financial liability.’ Under Section 3855, financial assets must be classified into one of four categories: held-for-trading, held to-maturity, loans and receivables and available-for-sale; financial liabilities must be classified into one of two categories: held-for-trading and other financial liabilities. (Capital lease receivables and obligations do not meet the scope of Section 3855, except for the Section’s derecognition and impairment standards.) All derivative instruments, including those that are embedded in, but not closely related to, another contract must be classified as held-for-trading. All financial instruments, including derivatives, are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost, using the effective interest method where applicable. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings. Under the adoption of these new standards, the Company designated restricted cash as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, advances payable, derivative liability and convertible debentures are classified as other financial liabilities, which are measured at amortized cost.

The adoption of these standards resulted in the decrease of $507,814 in the fair value of various convertible debt instruments on December 1, 2006 and a corresponding decrease in the deficit of the Company. This decrease in the fair value of the convertible debt will result in increased accretion charges in future periods such that the fair value of the debt will equal its face value at maturity.

(ii)	Non-Monetary Transactions:

Effective January 1, 2006, the Company adopted CICA Handbook Section 3831, Non-monetary Transactions (‘Section 3831’). This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The adoption of this standard did not have a material effect on the Company's financial position and results of operations for the fiscal years ended December 31, 2007, 2006 and 2005.

(iii)	Cash Flow Statements:

In March 2007, the CICA amended Handbook Section 1540, Cash Flow Statements (‘Section 1540’). Paragraph 1540.55 was amended such that cash distributions on financial instruments classified as equity, and the distributions are determined in accordance with a contractual agreement or relevant constating documents, now require disclosure of the extent to which cash distributions are nondiscretionary. The adoption of this amended standard did not have a material effect on the Company's financial position and results of operations for the fiscal years ended December 31, 2007, 2006 and 2005.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

(iv)	General Standards of Financial Statement Presentation:

In June 2007, the CICA added paragraphs to Handbook Section 1400, General Standards of Financial Statement Presentation (‘Section 1400’) to include new requirements regarding an entity’s ability to continue as a going concern. The additions to Section 1400 apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Earlier adoption is encouraged. The adoption of this standard did not have a material effect on the Company's financial position and results of operations for the fiscal years ended December 31, 2007, 2006 and 2005.

(v)	Inventories

In June 2007, the CICA issued Handbook Section 3031 Inventories (‘Section 3031’). This section supersedes CICA Handbook Section 3030 Inventories, and is based on International Financial Reporting Standard IAS 2, ‘Inventories.’ The Section prescribes the accounting treatment for inventories and applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Earlier adoption is encouraged. The Company is currently evaluating the impact of this standard on its financial position, results of operations and cash flows. The Company does not anticipate that the application of Section 3031 will have a material impact on its financial position and results of operations.

(vi)	Financial instruments – disclosures and presentation:

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These two new sections replace Section 3861, Financial Instruments - Disclosure and Presentation, which was adopted by the Company in fiscal 2007. Section 3862 includes a complete set of disclosure requirements for financial instruments that revise and enhance the disclosure requirements in Section 3861. Section 3863 contains the standards for presentation of financial instruments and non-financial derivatives and is essentially consistent with the presentation requirements currently found in Section 3861. These two new sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The adoption of these standards did not have a material effect on the Company’s consolidated financial position or results of operations for the fiscal period ended February 29, 2008.

(vii)	Capital disclosures:

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures (‘Section 1535’). This new guidance establishes standards for disclosing information about an entity’s capital and how it is managed. This section requires the disclosure of an entity’s objectives, policies and processes for managing capital and information regarding an entity’s compliance or non-compliance with any capital requirements. Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. This standard affects disclosure only.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

(viii)	Goodwill and intangible assets:

In January 2008, the CICA issued Handbook section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard will apply to the Company’s interim and annual financial statements beginning January 1, 2009. The Company has not yet determined what the impact of adopting this standard will have on the Company’s consolidated financial statements.

United States generally accepted accounting principles

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements the benefit of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 become effective as of the beginning of the Company’s 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact that FIN 48 will have on its financial statements.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" (FAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of FAS 157 become effective as of the beginning of the Company’s 2008 fiscal year. The Company is currently evaluating the impact that FAS 157 will have on its financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108), which addresses how to quantify the effect of financial statement errors. The provisions of SAB 108 become effective as of the end of the Company’s 2007 fiscal year. The adoption of SAB 108 did not have a material effect on the Company's reported financial position or results of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" (FAS 159). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The provisions of FAS 159 become effective as of the beginning of the Company’s 2009 fiscal year. The Company is currently evaluating the impact that FAS 159 will have on its financial statements.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141R”), replacing SFAS No. 141, Business Combinations (“SFAS No. 141”).  This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.  This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This Statement clarifies that acquirers will be required to expense costs related to any acquisitions.  SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after fiscal years beginning December 15, 2008.  Early adoption is prohibited.  The Company has not yet evaluated the impact, if any, that SFAS No. 141(R) will have on its financial statements.  Determination of the ultimate effect of this pronouncement will depend on the Company’s structure at the date of adoption.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS No. 160”).  SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity.  The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement.  SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest.  In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated.  Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date.  SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest.  SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, with retrospective presentation and disclosure for all periods presented.  Early adoption is prohibited.  The Company currently has no entities or arrangements that will be affected by the adoption of SFAS No. 160.  However, determination of the ultimate effect of this pronouncement will depend on the Company’s structure at the date of adoption.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

3.	PROPERTY, PLANT AND EQUIPMENT

			2006
		Accumulated	Net
	Cost	Amortization	Book Value
Property, Plant and Equipment
Land	$128,940	$—	$128,940
Building	243,376	13,700	229,676
Machinery and equipment	290,531	94,206	196,325
Furniture and fixtures	38,198	13,029	25,169
Leasehold improvements	10,939	10,939	—
	$711,984	$131,874	$580,110

All of the Company’s property, plant and equipment were sold in 2007. (See Note 1)

4.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)	Amounts owing to Directors and Officers

As at December 31, accounts payables and accrued liabilities included amounts owing to the following persons and companies. These amounts arose from transactions listed in note 4 (b).

	Position	2007	2006

Anthony Durkacz (“AD”)	Director and Officer	$—	$2,141
Arthur Laudenslager	Director	—	2,397
Brian Clewes	Director	25,000	2,000
Chris Besant	Director	25,000	—
Fortius Research and Trading	Controlled by AD	—	5,300
Jiri Nor (“JN”)	Director & Officer	—	3,011
Liikfam Holdings Inc.	Controlled by ML	—	26,500
Macnor Corp.	Controlled by JN	—	21,333
Michael Liik (“ML”)	Director	—	2,000
Peter Nor	Officer	—	1,971
		$50,000	$66,653

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

4.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(b)	Directors and Officers

During the years ended December 31, the Company incurred the following consulting expenses with its directors and officers:

	Position	2007	2006	2005

Gary Brandt	Director	$—	$4,000	$8,698
Brian Clewes (“BC”)	Director	49,005	6,000	25,465
Anthony Durkacz (“AD”)	Director and Officer	9,059	6,000	10,000
Fortius Research and Trading	Controlled by AD	48,733	92,725	112,500
Arthur Laudenslager	Director	46,122	6,100	19,768
397230 Ontario Inc	Controlled by BC	40,000	—	—
Chris Besant	Director	11,417	—	—
Howard Drabinsky (“HD”)	Director	1,000	—	—
Lang Michener	For HD	10,417	—	—
Rich Callandar (“RC)	Director	1,000	—	—
Stirling Partners	Controlled by RC	10,417	—	—
Liikfam Holdings Inc.	Controlled by ML	118,750	100,000	118,750
Macnor Corp. re Jiri Nor (i)	Controlled by JN	93,330	149,997	315,998
Macnor Corp. re Peter Nor (i)	Controlled by JN	56,000	98,000	120,000
Michael Liik (“ML”)	Director	36,941	6,000	14,511
Jiri Nor (“JN”)	Director and Officer	9,059	6,000	10,000
David Ramm	Director	—	2,000	10,000
		$541,250	$476,822	$765,690

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(i) Jiri Nor and Peter Nor provided services on behalf of Macnor Corp. respectively.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian dollars)

5.	INCOME TAXES

The Company has non-capital tax losses carried forward of approximately $8,975,000. If unused, these tax losses will expire approximately as follows:

2010	1,228,000
2014	2,882,000
2015	3,030,000
2026	1,835,000

In addition, the Company has non-deductible scientific research and development expenditures amounting to approximately $2,120,000 which have no expiry.

Investment tax credits recorded during the year as a reduction of expenses aggregated to $388,886 (2006 - $177,715) (2005 - $420,920).

The tax effect of significant temporary differences is as follows:

	2007	2006	2005

Net income (loss) before income taxes	$1,995,088	$(2,120,422)	$(5,330,864)
Statutory income tax rate	36.12%	36.12%	36.12%
Income tax recovery at statutory rate	720,626	(765,896)	(1,925,508)
Non-taxable gain	(813,229)	(393,543)	—
Non-deductible expenses	566,160	779,530	138,919
Application of non-capital losses applied	(473,533)	—	—
Change in valuation allowance	(24)	379,909	1,786,589

Income tax expense	$—	$—	$—

The components of the Company’s net future income tax assets are as follows:

	2007	2006	2005

Statutory income tax rate	33.5%	36.12%	36.12%
Non-capital losses	$3,006,600	$3,432,484	$3,018,548
Scientific research and development expense ($2,120,000)	710,200	635,351	614,639
Valuation allowance	(3,716,800)	(4,067,835)	(3,633,187)

Net future income tax asset	$—	$—	$—

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

a)	Share capital

Share capital comprises the following:

Authorized
Unlimited common shares
10,000,000 preferred shares

Issued and outstanding

At December 31, 2007, 50,789,682 common shares were issued and outstanding. See note 10.

The weighted average number of common shares outstanding during 2007 was 52,008,940 (2006 - 42,561,626; 2005 - 33,656,293). The weighted average number of fully diluted common shares outstanding during 2007 was 90,531,825. The income effect of the potential dilution was $2,813,300. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net income (loss) per share for the 2006 and 2005 fiscal years as the effect would have been anti-dilutive. These figures are used for purposes of calculating the net income (loss) per share.

No preferred shares have been issued.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)	Common stock issued to settle obligations of the Company to directors, officers and former directors of the Company.

In 2006, the Company issued 2,616,310 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

Name	Date	$	Number	Obligation Settled

Macnor Corp.	January 18, 2006	106,000	651,138	Professional services
	July 26, 2006	4,000	35,048	director fees
	October 25, 2006	16,000	203,189	and reimbursements
	Total	126,000	889,375

David Ramm	January 18, 2006	10,000	61,428	Director fees and
	July 26, 2006	2,000	17,524	reimbursements
	Total	12,000	78,952

Fortius Research and	January 18, 2006	10,000	61,428	Financial consulting,
Trading	July 26, 2006	4,000	35,048	director and expense
	May 18, 2006	37,500	178,291	recovery
	Total	51,500	274,767

A. Laudenslager	July 26, 2006	4,000	35,048	Director fees and
	January 18, 2006	590	3,630	reimbursements
	January 18, 2006	19,768	121,428
	Total	24,358	160,106

Brian Clewes	January 18, 2006	25,465	156,428	Director fees and
	July 26, 2006	4,000	35,048	reimbursements
	Total	29,465	191,476

Gary Brandt	January 18, 2006	8,698	53,428	Director fees and
	July 26, 2006	4,000	35,048	reimbursements
	Total	12,698	88,476

Liikfam Holdings Inc.	January 18, 2006	39,512	242,712	Financial consulting,
	May 18, 2006	25,000	118,861	director fees and
	July 26, 2006	29,000	254,096	reimbursements
	October 25, 2006	25,000	317,489

	Total	118,512	933,158

		374,533	2,616,310

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

In 2007, the Company issued 1,838,732 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

Name	Date	$	Number	Obligation Settled
Liikfam Holdings Inc.	March 16, 2007	41,667	505,982	Director fees
Jiri Nor	March 16, 2007	5,059	61,431	Director fees
Arthur Laudenslager	March 16, 2007	32,103	389,845	Director fees
Michael Liik	March 16, 2007	32,941	400,021	Director fees
Brian Clewes	March 16, 2007	34,586	420,021	Director fees
Anthony Durkacz	March 16, 2007	5,059	61,432	Director fees
		151,415	1,838,732

c)	Contributed surplus
See note 10.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
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

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
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

During 2007 and 2006, there were no shares issued for cash.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

e)	Stock option plan

The Company has stock option plans for its employees and consultants who are regarded as integral to the progress of the Company and its operations. Options are normally issued as a bonus on employment or are tied into performance related compensation. Performance related compensation includes completion of research and development projects within specific timeframes and budgets, achieving financial targets on behalf of the Company or introduction/referral/completion of business agreements or arrangements. In general, the minimum vesting requirement of options issued is one year. The maximum term of options is five years from the grant date. Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

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

On September 6, 2007, in conjunction with the sale of the assets of the Company (see Note 1), the Board of Directors approved the cancellation of all share purchase options that were outstanding at that date. At that same meeting, the Board of Directors approved the granting of new share purchase options as follows:

(i) Stock options granted

The Company issued 7,121,758 Incentive Options to six directors under the following terms: Exercise price US $0.027; expiring September 6, 2012; vesting subject to successful completion of the reverse takeover transaction as described in Note 14.

The Company issued 1,500,000 Settlement Options to former directors and officers under the following terms: Exercise price US $0.021; expiring August 1, 2012; vesting immediately.

The Company issued 508,697 Finders’ Fee Options to a consultant and to a director for introducing the Company to Colorep, Inc. under the following terms: Exercise price US $0.027; expiring November 23, 2012; vesting subject to successful completion of the reverse takeover transaction as described in Note 14.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

e)	Stock option plan (continued)

(ii) Stock options exercised

No stock options were exercised during the 2007 or 2006 fiscal year.

(iii) Stock option valuation

Stock options issued are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.30%; expected life of 5 years; expected volatility of 142%; dividend yield of 0% (2006 - 3.60% - 3.82%; 1 - 5 years; 96% - 112%; 0%, respectively).

(iv) Summary table

		Weighted
		Average
	Options for	Exercise
	Common Shares	Price U.S.$

Balance, December 31, 2005	4,043,840	0.25

Options granted	50,000	0.14
Options exercised	—	—
Options expired	(275,000)	0.36

Balance, December 31, 2006	3,818,840	0.24

Options granted	9,130,455	0.0256
Options exercised	—	—
Options cancelled	(3,818,840)	(0.24)

Balance, December 31, 2007	9,130,455	0.0256

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(v) Weighted average remaining contractual life

The following table summarizes information about the Company’s stock options outstanding as at December 31, 2007:

	Number	Weighted	Number
Exercise	Outstanding at	Average	Exercisable at
Price	December 31,	Remaining	December 31,
US$	2007	Life in Years	2007

0.021 – 0.027	9,130,455	4.68	2,008,697

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

f)	Common share purchase warrants

The following table illustrates the continuity of the Company’s warrants during 2007 (no warrants were issued in 2007):

Recipient	Issue date	Expiry date	Number	Exercise price US$	Expired during the year	Number outstanding at December 31, 2007

Shelley Blechman	17-Jul-02	17-Jul-07	100,000	0.50	100,000
661399 Ontario Inc.	1-Nov-02	1-Nov-07	50,000	0.50	50,000
661399 Ontario Inc.	30-Nov-02	30-Nov-07	450,000	0.50	450,000
Belcor Development Corp	1-Oct-04	30-Sep-07	88,900	0.90	88,900
Belcor Development Trust	1-Oct-04	30-Sep-07	88,900	0.90	88,900
Philip Patterson	8-Oct-04	30-Sep-07	20,000	0.90	20,000
Belcor Development Corp.	3-Dec-04	3-Dec-07	166,700	0.60	166,700
Liikfam Holdings Inc.	9-Dec-04	9-Dec-07	500,000	0.37	500,000
Macnor Corp	27-Jan-05	27-Jan-08	2,000,000	0.75		2,000,000
Macnor Corp	27-Jan-05	27-Jan-08	2,000,000	0.92		2,000,000
Macnor Corp	27-Jan-05	27-Jan-08	1,000,000	1.08		1,000,000
New Century Capital	2-Aug-05	2-Aug-07	1,000,000	0.25	1,000,000
Bina Consulting	8-Aug-05	8-Aug-07	800,000	0.36	800,000
Elliot Goldstein	8-Aug-05	8-Aug-07	200,000	0.36	200,000
Matthew Chipman	15-Mar-06	15-Mar-09	500,000	0.19		500,000
Michael Sheppard	15-Mar-06	15-Mar-09	500,000	0.19		500,000
Belcor Development Trust	24-Mar-06	22-Mar-09	88,900	0.19		88,900
Belcor Development Corp.	24-Mar-06	22-Mar-09	255,600	0.19		255,600
Alternate Energy Corporation	22-May-06	12-Apr-09	1,500,000	0.19		1,500,000
Ardour Capital Investments	10-Apr-06	9-Apr-09	185,000	0.27		185,000
Cornell Capital Partners	10-Apr-06	9-Apr-09	1,600,000	0.19		1,600,000
Cornell Capital Partners	10-Apr-06	9-Apr-09	600,000	0.20		600,000
Cornell Capital Partners	10-Apr-06	9-Apr-09	1,000,000	0.30		1,000,000
Acme Global Inc.	10-Apr-06	9-Apr-09	366,700	0.19		366,700
Old Debenture Holders	10-Apr-06	9-Apr-09	19,300	0.19		19,300
Acme Global Inc.	10-Apr-06	9-Apr-09	141,132	0.20		141,132
Old Debenture Holders	10-Apr-06	9-Apr-09	5,428	0.20		5,428
Acme Global Inc.	10-Apr-06	9-Apr-09	229,187	0.30		229,187
Old Debenture Holders	10-Apr-06	9-Apr-09	12,063	0.30		12,063
						12,003,310

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

7.	CONSOLIDATED STATEMENTS OF CASH FLOW

a)	The net change in non-cash operating working capital balances related to operations comprises the following:

	2007	2006	2005

Decrease (increase) in accounts receivables	$(36,706)	$110,520	$(91,752)
Decrease (increase in prepaid expenses	(28,851)	70,142	(131,651)
Decrease in investment tax credits	—	—	199,586
Decrease (increase) in inventory	15,026	(18,470)	(10,594)
Increase (decrease) in accounts payables and accrued liabilities	99,786	(347,248)	483,288
Increase (decrease) in deferred revenue	(10,628)	(7,228)	17,856

	$38,627	$(192,284)	$466,733

b)	Supplementary financial information:

	2007	2006	2005

Common shares issued to purchase Astris s.r.o.	$—	$—	$1,955,000
Warrants issued to purchase Astris s.r.o.	—	—	254,000
Common shares and contributed surplus issued to pay down director liability	—	—	100,000
Capital lease obligations entered into upon acquisition of property and equipment	—	47,111	—
Transfer of capital lease obligations and corresponding property, plant and equipment upon sale (note 1)	32,273	—	—
Conversion of convertible debenture (note 10)	29,568	723,980	—
Conversion of advances payable (note 10)	384,024	—	—
Increase in contributed surplus upon redemption of shares (note 10)	813,804	—	—

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

8.	SEGMENTED FINANCIAL INFORMATION

The Company was engaged in the design, development, manufacturing and sale of alkaline fuel cells, alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  Fewer than 50% of the Company’s long-term assets were located in the Czech Republic.  Revenue was derived primarily from the sale of goods and services to customers in the following locations and in the following amounts:

	2007	2006	2005

Canada	$146	$17,220	$53,019
Czech Republic	—	763	10,381
Rest of the world	31,144	67,932	228,112
	$31,290	$85,915	$291,512

The Company’s segmented information by geographical location is as follows:

		Czech
	Canada	Republic

Assets	$2,634,698	$—
Revenue	31,290	—
Net income (loss) for the year	2,041,878	(46,790)

9.	COMPARATIVE FIGURES

Comparative figures have been reclassified to conform to the current year’s basis of presentation.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

10.	STATEMENT OF EQUITY

	Number of	Consideration	Contributed
	Shares Issued	Amount	Surplus	Deficit	Total

Balance, December 31, 2004	26,316,551	6,227,074	3,016,647	(8,990,427)	253,294
Acquisition of Astris s.r.o. (note 14)	5,000,000	1,955,000	254,000	—	2,209,000
Issued as payment for consulting fees to non-related parties	4,305,927	1,294,214	—	—	1,294,214
Issued as payment for consulting fees to related parties	1,884,091	454,308	—	—	454,308
Issued as repayment of advances from director	125,000	26,150	73,850	—	100,000

Options exercised for cash	275,000	73,350	—	—	73,350
Options issued to employees	—	—	21,144	—	21,144
Options issued to related parties	—	—	215,030	—	215,030
Warrants issued to non-related parties	—	—	482,068	—	482,068
Loss for the year	—	—	—	(5,330,864)	(5,330,864)

Balance, December 31, 2005	37,906,569	10,030,096	4,062,739	(14,321,291)	(228,456)

Issued as payment for consulting fees to non-related parties	2,925,115	496,393	—	—	496,393
Issued as payment for consulting fees to related parties	2,616,310	374,533	—	—	374,533
Options issued for consulting and professional fees to non-related parties	—	—	5,002	—	5,002
Warrants issued to non-related parties	—	—	1,115,749	—	1,115,749
Conversion of $CDN convertible debentures	275,998	20,740	—	—	20,740
Conversion of $US convertible debentures	4,407,677	283,240	—	—	283,240
Loss for the year	—	—	—	(2,120,422)	(2,120,422)

Balance, December 31, 2006	48,131,669	11,205,002	5,183,490	(16,441,713)	(53,221)

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

10.	STATEMENT OF EQUITY (continued)

	Number of	Consideration	Contributed
	Shares Issued	Amount	Surplus	Deficit	Total

Balance, December 31, 2006	48,131,669	11,205,002	5,183,490	(16,441,713)	(53,221)
Issued as payment for consulting
fees to related parties	1,838,732	151,415	—	—	151,415
Conversion of $US convertible debentures	899,281	29,568			29,568
Conversion of Advance payable	4,248,750	384,024			384,024
Redemption of shares owned by dissenting shareholders	(80,000)	(17,083)	12,283		(4,800)
Redemption of shares owned by The ACME Global Inc.	(4,248,750)	(907,278)	813,804		(93,474)
Valuation of Settlement Options			33,568		33,568
Valuation of Incentive Options			99,418		99,418
Valuation of Finders Fee Options			10,225		10,225
Income for the year				1,995,088	1,995,088
Balance, December 31, 2007	50,789,682	10,845,648	6,152,788	(14,446,625)	2,551,811

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

11.	CONVERTIBLE DEBENTURES

(a)	$1,500,000 USD Convertible Debentures

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

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

11.	CONVERTIBLE DEBENTURES (Continued)

(a)	$1,500,000 USD Convertible Debentures (Continued)

The Company has determined the conversion feature of the Debenture represents an embedded derivative which would be required to be fair valued and bifurcated from the underlying host debt as derivative liability. The embedded derivative liability will be adjusted to the fair value of the underlying securities at the end of each reporting period. The recorded fair values of the derivative liability can fluctuate significantly based upon the fluctuations in the market value of the underlying securities, as well as the volatility of the stock price during the term used for observation and the term remaining for the warrants. The adjustment to fair value for the derivative liability will result in an unrealized gain or loss and recorded in the income statement as a component of the consolidated statements of operations. The estimated fair value of the derivative liability has been determined using the Black-Scholes option pricing model using the following assumptions: exercise price based upon the conversion price of the Debenture, historical stock price volatility, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0%; and, an initial three year term. The initial fair value of the embedded derivative totalled $1,395,227 which has been recorded as a derivative liability with the offsetting amount recorded as debt discount. The amount recorded as a debt discount will be accreted as interest expense over the life of the Debenture using an effective interest method. As of December 31, 2006, the unaccreted debt discount totalled $1,119,545 which $275,682 had been accreted for the year ended December 31, 2006.

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

All outstanding $1,500,000 USD Convertible Debentures were forgiven on August 1, 2007 (Note 1).

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

11.	CONVERTIBLE DEBENTURES (Continued)

(b)	$420,000 Convertible Debentures

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

The Company has determined the conversion feature of the Debenture represents an embedded derivative which would be required to be fair valued and bifurcated from the underlying host debt as derivative liability. The embedded derivative liability will be adjusted to the fair value of the underlying securities at the end of each reporting period. The recorded fair values of the derivative liability can fluctuate significantly based upon the fluctuations in the market value of the underlying securities, as well as the volatility of the stock price during the term used for observation and the term remaining for the warrants. The adjustment to fair value for the derivative liability will result in either an unrealized gain or loss and recorded in the income statement as a component of the Statement of Operations. The estimated fair value of the derivative liability has been determined using Black-Scholes option pricing model using the following assumptions: exercise price based upon the conversion price of the Debenture, historical stock price volatility, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0%; and, an initial 3 year term. The initial fair value of the embedded derivative totalled $311,211 which has been recorded as a derivative liability with the offsetting amount recorded as debt discount. The amount recorded as a debt discount will be accreted as interest expense over the life of the Debenture using an effective interest method. As of December 31, 2006, the unaccreted debt discount totalled $272,296 which $38,915 had been accreted for the year ended December 31, 2006.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

11.	CONVERTIBLE DEBENTURES (continued)

(b)	$420,000 Convertible Debentures (continued)

Additionally, the Warrants related to the convertible debenture would be required to be recorded at fair value and accounted for as a financing cost associated with the convertible debenture. The estimated fair value of the related warrants was determined using Black-Scholes option pricing model using the following assumptions: exercise price pursuant to the Agreement, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0% and 3 year term. The fair value of the related warrants totalled $106,559 which has been recorded as capitalized financing cost which will be amortized over the life of the Debenture using the effective interest method. As of December 31, 2006, the unamortized financing cost totalled $82,980 of which $23,579 had been amortized for the year ended December 31, 2006.

All outstanding $420,000 Convertible Debentures were forgiven on August 1, 2007 (Note 1).

12.	ADVANCES PAYABLE

The Company received advances of CDN $262,250 (US $226,600) to fund working capital during a due diligence exclusivity period related to the transaction described in note 14. If the transaction is not consummated during the exclusivity period, the advances are to be converted into common stock of the Company at U.S. $0.08 per share. Subsequent to year-end, the Company received additional advances of CDN $131,125 (US $113,300). As the transaction was not completed within the exclusivity period, the total advances payable of CDN $384,024 (US $339,900) were converted into 4,248,750 shares of common stock of the Company (Note 10).

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

The consolidated financial statements of the Company for the years ended December 31, 2007, 2006 and 2005 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the years ended December 31, 2007, 2006 and 2005 if US GAAP were employed.  Similarly, there would be no adjustments needed to arrive at shareholders’ equity as at December 31, 2007, 2006 and 2005 if US GAAP were employed.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Accounting for future (deferred) income taxes

The significant differences between US GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under US GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at December 31, 2007, 2006 and 2005, the difference in rate determination did not result in any adjustment from Canadian to US GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

Property, plant, equipment, and contributed surplus

There is a difference between US GAAP and Canadian GAAP for property, plant and equipment with respect to terminology. Under US GAAP, property, plant and equipment are commonly called “fixed assets.” There is a difference between US GAAP and Canadian GAAP with respect to terminology. Under US GAAP, contributed surplus is referred to as “additional paid in capital.”

14.	SUBSEQUENT EVENTS

i)
On December 10, 2007, the Company announced that it had executed a letter of intent (“LOI”) with Colorep Inc. (“Colorep”) relating to a transaction whereby shares of the Company will be issued in exchange for all of the issued and outstanding shares of Colorep under terms that constitute a reverse takeover (“RTO”) pursuant to Emerging Issue Committee abstract EIC-10, Reverse Takeover Accounting, of the CICA Handbook. Following the successful completion of the RTO, the Company will become the legal parent of, and the existing shareholders of Colorep will acquire control of, the combined enterprise. Successful completion of the RTO is subject to several conditions as discussed below.

Colorep is located in Rancho Cucamonga, CA, and develops and offers for sale sustainable subsurface printing and dyeing technology for decorating a wide variety of textiles and other consumer products. Colorep has previously announced its intention to acquire Transprint USA Inc. (“Transprint”), a privately held, employee-owned company, founded in 1978, with headquarters and manufacturing facilities in Harrisonburg, VA, and design studios and showrooms in New York City and Charlotte, NC. Transprint offers printing products and design services worldwide for the apparel, commercial and residential furnishings markets. The definitive share purchase agreement between Colorep and Transprint has been completed. One of the conditions precedent to the conclusion of the RTO under the LOI is receipt by Colorep of a credit facility sufficient to enable Colorep to conclude the acquisition of Transprint.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Canadian Dollars)

14.	SUBSEQUENT EVENTS (continued)

Pursuant to the LOI and subject to the terms thereof, the Company will invest US $2,000,000 in two equal tranches into secured debentures (the “Debentures”) of Colorep. The Debentures will bear interest at 1% per month (unless increased pursuant to the terms of the LOI) and interest will accrue until maturity on April 30, 2008. Subject to certain conditions, the Company is obligated to advance the first US $1,000,000 to Colorep upon execution of a binding share exchange agreement. The LOI further provides that upon receipt of all approvals, including shareholder and regulatory approvals, necessary to conclude the RTO, the Company will cancel the Debentures. There are many conditions associated with the conclusion of the various transactions included as part of the LOI including: a) a condition that the Company consolidate its shares pursuant to a formula included as part of the LOI, and b) the completion of Transprint acquisition by Colorep.

Subject to certain extension provisions set out in the LOI, the transactions contemplated thereunder must be completed prior to April 30, 2008. Upon closing of the RTO, all of the current members of the Board of Directors of the Company, other than Michael Liik, will resign and will be replaced by between four and six new members.

Execution of the LOI has received the unanimous approval for the Board of Directors of the Company.

ii)
In conjunction with the proposed RTO, the Board of Directors of the Company approved a Success Fee payable to its CEO and CFO amounting to 1.4% of the Colorep transaction value or $1,150,000, earned upon closing of the Colorep RTO transaction and payable as a combination of cash remaining in the Company immediately prior to the RTO transaction and treasury shares of the Company issued at a price equivalent to the value per share (after giving consideration to the shares issued in this regard) received by the shareholders of the Company as a consequence of the RTO. The fee would be increased by an additional 0.06% of the transaction value or $500,000, or such pro-rated amount, determined 3 months after closing of the RTO transaction and based upon the performance of the post-RTO shares. In the event that the performance of the post-RTO shares (with the definition of performance to be established in a formal agreement), is between $0.70 per share equivalent value (as described in the LOI) and $1.00 per share, the additional $500,000 fee would be pro-rated such that no fee would be earned on the lower threshold and the full fee earned on the upper threshold. This fee would be payable in treasury shares of the Company on the basis described above.

iii)	5,000,000 share purchase warrants to acquire shares of the Company expired on January 28, 2008 (note 6 (f)).