Form 20-F/A
period 2007-12-31
CARTHEW BAY TECHNOLOGIES INC
filed 2008-11-04
CIK 1022518

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

(2)	Amounts owing to Directors and Officers:

Payables and accruals as at December 31, 2007 include the following amounts:

	Position in	Amount	Amount	Amount
Entity	Company	2007	2006	2005
Anthony Durkacz	Director & Officer	$ —	$ 2,141	$ 34,596
Arthur Laudenslager	Director	—	2,397	20,358
Brian Clewes	Director	25,000	2,000	25,465
Chris Besant	Director	25,000	—	—
David Ramm	Director	—	—	10,000
Fortius Research and Trading	Controlled by A.D.		5,300	31,125
Gary Brandt	Director		—	8,698
Jiri Nor	Director & Officer		3,011	61,915
Liikfam Holdings Inc.	Controlled by M.L.		26,500	26,750
Macnor Corp.	Controlled by J.N.		21,333	102,720
Michael Liik	Director		2,000	14,512
Peter Nor	Officer		1,971	6,971
		$ 50,000	$ 66,653	$ 343,110

(3)	Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:

	Position in	Amount	Amount	Amount
Entity	Company	2007	2006	2005

Gary Brandt	Director	$—	$4,000	$8,698
Brian Clewes (BC)	Director	49,005	6,000	25,465
Anthony Durkacz(AD)	Director & Officer	9,059	6,000	10,000
Fortius Research and Trading	Director Controlled by A.D.	48,733	92,725	112,500
Arthur Laudenslager	Director	46,122	6,100	19,768
397230 Ontario Limited	Controlled by B.C.	40,000	—	—
Howard Drabinsky (HD)	Director	1,000	—	—
Lang Michener	For HD	10,417	—	—
Rick Callander (RC)	Director	1,000	—	—
Chris Besant	Director	11,417	—	—
Stirling Partners	Controlled by R.C.	10,417	—	—
Liikfam Holdings Inc.	Controlled by M.L.	118,750	100,000	118,750
Macnor Corp. re Jiri Nor	Controlled by J.N.	93,330	149,997	315,998
Macnor Corp re Peter Nor	Controlled by J.N.	56,000	98,000	120,000
Michael Liik (ML)	Director	36,941	6,000	14,511
Jiri Nor	Director & Officer	9,059	6,000	10,000
David Ramm	Director	—	2000	10,000
		$541,250	$476,822	$765,690

C.	NON-RELATED PARTY COMMON STOCK TRANSACTIONS.

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

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer, as of the end of the fiscal year covered by this Annual Report have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer concluded the Company’s disclosure controls and procedures were not effective. In addition to our disclosure and procedures, management is currently enhancing its corporate governance and audit committee team to strengthen the Company’s overall internal controls over financial reporting (ICOFR).

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to a change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer as of the end of the fiscal year covered by this Annual Report, conducted an evaluation of the effectiveness of our internal control over financial reporting.  Based on its evaluation, management concluded that there is a material weakness in our internal control over financial reporting and accordingly our internal control over financial reporting is not effective. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness relates to the monitoring and review of work performed by our Chief Financial Officer and lack of segregation of duties.  In the preparation of audited financial statements, footnotes and financial data all of our financial reporting is carried out by our Chief Financial Officer, and we do not have an effective process to review the work performed.  The lack of segregation of duties results from a minimal operation with two individuals. To mitigate this material weakness to the fullest extent possible, all financial reports are monitored and reviewed by the President and Chief Executive Officer. All unexpected results are investigated. We are currently in the process of hiring additional accounting consultants to assist in implementing additional procedures for the monitoring and review of work performed by our Chief Financial Officer.

This annual report does not include an attestation report of the Company’s registered public accounting firm Danziger Hochman Partners LLP regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report on Form 20-F/A.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company’s internal control over financial reporting occurred during the quarter ended December 31, 2007, that materially affected, or is reasonably likely to materially affect, the Company s internal control over financial reporting.

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