Form 20-F
period 2008-12-31
CARTHEW BAY TECHNOLOGIES INC
filed 2009-05-19
CIK 1022518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

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
76,404,648 COMMON SHARES

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

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2007	2006	2005	2004

Revenue	$ NIL	$31,290	$85,915	$291,512	$88,798

Net Profit (Loss)from Operations	(571,755)	(2,507,843)	(2,120,422)	(5,330,864)	(3,462,257)

Net Profit (Loss)	176,689	1,995,088	(2,120,422)	(5,330,864)	(3,462,257)

Basic Profit (Loss) from operations per Share	0.00	0.04	(0.05)	(0.16)	(0.26)
Diluted	0.00	0.03	n/a	n/a	n/a
Total Assets	2,995,529	2,634,698	1,766,218	982,494	509,124

Net Assets	2,945,079	2,551,811	(53,221)	(228,456)	253,294

Long Term Obligations	-	-	-	-	-

Share Capital	10,978,448	10,845,648	11,205,002	10,030,096	6,227,074

Number of Shares Basic	76,404,648	50,789,682	48,131,669	37,906,569	26,316,551

Cash Dividends	-	-	-	-	-

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

Year ended December 31,	2008	2007	2006	2005	2004

End of Period	.8166	1.02	.86	.86	.83
Average for Period	.938	.936	.882	.825	.77
High for Period	1.028	.84	.91	.875	.85
Low for Period	.7711	1.09	.853	.785	.70

The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2008 and 2009.  The exchange rates used are the closing rates as provided by the Bank of Canada.

Month	High	Low

November 2008	.8696	.7779
December 2008	.8358	.7711
January 2009	.8458	.7849
February 2009	.8202	.7758
March 2009	.8167	.7692

The exchange rate on December 31, 2008 for the conversion of United States dollars into Canadian dollars was $1.2107 (CDN$1.00 = US$.826). As of April 15, 2009 the close rate of exchange for the conversion of United States dollars into Canadian dollars was 1.2062(CDN$1.00 = US$.829).  The exchange rates used are the closing rates as provided by the Bank of Canada.

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

HISTORY OF LOSSES SINCE INCEPTION, EXPECTATION OF LOSSES IN THE IMMEDIATE FUTURE, AND POSSIBILITY THAT THE COMPANY MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY. The Company has incurred operating net losses each year since inception. The accumulated deficit of the Company was CDN$14,269,936 as of December 31, 2008.

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

VOLATILE AND LIMITED MARKET FOR THE COMPANY'S COMMON SHARES. The Company's Common Shares are not actively traded.  The Company's Common Shares began trading on the Over The Counter Bulletin Board Exchange (“OTC.BB”) on June 20, 2001.  The Common Shares traded in 2008 from a high of US$0.06 to a low of US$0.005 per share. The Common Shares are not presently publicly traded in Canada. There can be no assurance given that trading activity will increase investor recognition.

APPLICATION OF THE SEC PENNY STOCK REGULATIONS AND RESTRICTIONS. The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than US$5.00 per share or an exercise price of less than US$5.00 per share.  This is subject to certain exemptions based upon minimum assets or revenues. As of April 15, 2009, the closing bid and asked prices for the Common Shares were US$.0055 and US$.009 per share. As a Penny Stock, the Company's Common Shares may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Penny Stock Rule. This Rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally defined as individuals with a net worth in excess of US$1,000,000 or annual incomes exceeding US$200,000, or combined annual income with spouse of US$300,000).  For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

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

Effective July 31, 2007, Carthew Bay Technologies Inc. sold substantially all of its assets to MKU Canada Inc. to pursue other opportunities for its shareholders and to maximize shareholder value. As was announced in December 2007, Carthew Bay Technologies signed a Letter of Intent to enter into an Agreement and Plan of Merger with Colorep, Inc. whereby shares of Carthew Bay Technologies will be exchanged for all issued and outstanding shares of Colorep, Inc. US$1.0 Million was advanced to Colorep on February 1, 2008 in respect to the secured debenture financing. The Agreement and Plan of Merger was executed on May 23, 2008 and a second US$1.0 Million was advanced with respect to the secured debenture financing. It is expected that a shareholder meeting will be called for the fall of 2009 to approve the RTO transaction.

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

The following is a discussion of the results of operations and financial condition of the Company for the fiscal years ended December 31, 2008, 2007 and 2006.  The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.  Differences between Canadian GAAP and United States GAAP can be found in Note 12 of Item 17 of this filing.  This discussion should be read in conjunction with the consolidated financial statements and notes thereto forming a part of this annual report.

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

REVENUE

For the year ended December 31, 2008, revenue from the sale of fuel cells and related products and contract work was $NIL compared with  $31,290 for the same period in 2007 and $85,915 for the same period in 2006. Sales of fuel cells and related products to unrelated parties in 2007 amounted to $146 to Canada, $0 to the Czech Republic and $31,144 to the rest of the World; in 2006 amounted to $17,220 to Canada, $763 to the Czech Republic and $67,932 to the rest of the world.

EXPENSES

For the year ended December 31, 2008, expenses totaled $571,755 compared with $2,539,133 for the same period in 2007, compared with $2,206,337 for the same period in 2006. The main variance in 2008 was due to sale of the operating assets in 2007.  General and Administrative expenses were $554,712 in 2008 as compared to $1,076,232 in 2007 compared with $1,439,093 in 2006

Professional fees were $148,426 as compared to $370,795 in 2007 and $152,185 in 2006, reflecting the Company’s reduced corporate activity, legal activity, accounting and compliance activity.

NET INCOME (LOSS)FOR THE YEAR ENDED DECEMBER 31, 2008

The Company reported a net income of $176,689 (a profit of $.00 per share basic and diluted) for the year ended December 31, 2008, compared with net income of $1,995,088 (a gain of $0.04 per share basic and diluted) for the year ended December 31, 2007, compared with a loss of $2,120,422 (a loss of $0.05 per share basic and diluted) in 2006.  This is the result of the foreign exchange gain relating to the bulk of the assets of the company being domiciled in US$.

As at December 31, 2008, the Company has non-capital loss carry forwards of approximately $7,533,000.  If unused, the tax losses will expire as follows:
2014	$2,547,000
2015	$3,030,000
2026	$1,835,000
2028	$121,000

In addition, the company has non-deductible scientific research and development expenditures amounting to $1,861,263, which have no expiry date.

B.  LIQUIDITY AND CAPITAL RESOURCES.

The Company had a net cash flow deficit of $2,064,900 in 2008 compared with a net cash flow of $2,522,350 in 2007, compared with a net cash flow deficit of $5,776 in 2006. The decrease is the result of the investment by the Company in Colorep Inc.

At 2008 year end, the Company had $2,995,529 of assets and a shareholders’ equity of $2,945,079 compared to a shareholders’ equity of $2,551,811 in 2007.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

The following table sets forth the name, age and office held with the Company as of April 15th, 2009 and the period during which such person has served as a Director, Executive Officer and/or senior management.

Name	Age	Office Held	Director Since

Michael Liik (1)	50	President, Chief Executive Officer and Director	2004

Brian Clewes	50	Chief Financial Officer, Secretary, Treasurer and Director	2004

Arthur Laudenslager (2)	82	Director	2003

Christopher Besant	50	Director	2007

Richard Callander (1)	50	Director	2007

Howard Drabinsky (2)	53	Director	2007

Notes

(1)	Members of the Company's Audit Committee.
(2)	Members of the Company’s Compensation Committee.

Michael Liik, P. Eng, MBA is currently President of Liikfam Holdings Inc., an investment/venture capital company. He has a record of investing in and leading both early-stage and high-growth Canadian public companies including Cymat Corp. and Slater Steel. Mr. Liik is both a Professional Engineer and an MBA

Brian D. Clewes is a twenty-five year veteran of the insurance industry, he is currently a principal in Clewes & Associates Life Insurance Consultancy Inc., the largest supplier of benefits consulting services to Ontario Chartered Accounting firms. Mr. Clewes is an outstanding entrepreneur with solid connections in the angel financing community. Mr. Clewes is a Chartered Life Underwriter, a Certified Financial Planner, and a Chartered Financial Consultant.

Arthur E. Laudenslager was formerly a senior officer and director of several public and private corporations, is currently Vice President, First Energy Advisors Inc., and a business consultant who brings to the Astris Energi Board a great deal of experience and knowledge in corporate structure and financing

Christopher Besant is a lawyer and the Chair of the Canadian Financial Restructuring and Recovery Practice of Baker & McKenzie LLP and a partner in the global Baker & McKenzie North American Restructuring Practice. Mr. Besant has been extensively involved in a range of major domestic and cross-border proceedings affecting industries which span the Canadian economy.

Richard Callander is responsible for equity management, research and client servicing. Mr. Callander has managed large and small cap equities for over 20 years and has extensive experience marketing to institutions and high net worth individuals. He was previously a partner with one of Canada's largest investment counseling firms

Howard M. Drabinsky is the Senior Partner and former Managing Partner of Lang Michener LLP, a Toronto business law firm, former Chairman of the firm's Business Law Group, and a partner since 1987. As a recognized leader in the corporate community, he also has and continues to serve as an officer and director of public and private companies. Mr. Drabinsky's particular expertise is in mergers and acquisitions and corporate finance. He works with publicly and privately owned clients in a wide range of industries, including information technology, manufacturing, entertainment, consumer products and financial services.

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

(1)	Paid in Cash

	2008	2007	2006	2005

Macnor Corp (1)	-	-	135,997	66,665
Jiri Nor	-	4,000	-	-
Fortius Research & Trading (2)	-	-	55,225	15,000
Anthony Durkacz	-	4,000	-	-
Liikfam Holdings Inc. (3)	27,315	25,000	-	-
Michael Liik	-	54,000	-	-
397230 Ontario Limited (4)	-	40,000	-	-
Brian Clewes	27,315	4,000	-	-
Arthur Laudenslager	27,315	29,000	-	-
Sterling Partners (5)	27,315	25,000	-	-
Rick Callander	27,315	1,000	-	-
Howard Drabinsky	27,315	1,000	-	-
Lang Michener	-	25,000	-	-
Chris Besant	27,315	1,000	-	-
Total	163,890	213,000	191,222	81,665

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

Individual or Entity	# of Shares	$ Value
Macnor Corp (Note 1)	6,285,803	2,265,816
Fortius Research and Trading(Note 2)	327,269	72,500
Liikfam Holdings(Note 3)	392,604	95,937
Director – A. Laudenslager	3,415	1,205
Total	7,009,091	2,435,458

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

Note 3. Liikfam Holdings is an Ontario Corporation owned and controlled by Michael Liik, the CEO and Director of Carthew Bay Technologies.

In 2006, Carthew Bay Technologies (Formerly Astris) issued  to related parties, 2,616,313 shares for professional services for a value of $374,533. These shares and amounts were issued to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Macnor Corp (Note 1)	792,899	112,000
Fortius Research and Trading(Note 2)	178,291	37,500
Liikfam Holdings(Note 3)	808,968	100,000
Director – A. Laudenslager	160,106	24,359
Director – Brian Clewes	191,476	29,465
Director – David Ramm	78,952	12,000
Director – Gary Brandt	88,476	12,698
Director – Anthony Durkacz	96,476	14,000
Director – Jiri Nor	96,476	14,000
Total	2,616,310	374,534

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

Note 3. Liikfam Holdings is an Ontario Corporation owned and controlled by Michael Liik, the CEO and Director of Carthew Bay Technologies.

In 2007, we issued  to related parties, 1,838,732 shares for professional services for a value of $374,533. These shares and amounts were issued to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Liikfam Holdings(Note 3)	505,982	41,667
Director – A. Laudenslager	389,845	32,103
Director – Brian Clewes	420,021	34,586
Director – Michael Liik	400,021	32,941
Director – Anthony Durkacz	61,432	5,059
Director – Jiri Nor	61,431	5,059
Total	1,838,732	151,415

In 2008, we issued  to Macnor Corp, a related party, 3,000,000 shares for professional services for a value of $101,875.

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

(5)           Options and Warrants outstanding as at May 19, 2009

The following table outlines the options that are outstanding as of May 19, 2009 of the directors and senior management or their affiliates of the Company:

Name	Number of Shares	Exercise Price		Expiry

Michael Liik (1)	3,0542,182	$	US0.027	09/06/2012

Michael Liik (2)	500,000	$	US0.37	12/11/2009

Brian Clewes (1)	2,034,788	$	US0.027	09/06/2012

Brian Clewes (3)	254,348	$	US0.022	11/23/2012

Arthur Laudenslager (1)	508,697	$	US0.027	09/06/2012

Christopher Besant (1)	508,697	$	US0.027	09/06/2012

Richard Callander (1)	508,697	$	US0.027	09/06/2012

Howard Drabinsky (1)	508,697	$	US0.027	09/06/2012

Options to Directors and Officers will become vested as follows:

1.            Upon the successful completion of the acquisition of a suitable company.

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

The Company currently has no employees.

E.  SHARE OWNERSHIP.

The following table lists, as of May 19, 2009, the beneficial share holdings (see (4)) in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

Name	Options, Warrants or Agreements Vested	Directly Owned	Total Owned included Vested Amounts	Percent of Class

Brian Clewes		711,887	711,887	.93	%*
Arthur Laudenslager (1)		755,796	755,796	.99	%*
Michael Liik (2)	500,000	2,266,814	2,266,814	2.97%

All Executive Officers and Directors as a group	500,000	3,734,497	3,734,497	4.89%

* Denotes less than 1%

(1)	Includes (i) 755,796 Common Shares held by Arthur Laudenslager

(2)	Includes (i) 524,211 Common shares held by Michael Liik and (ii)1,742,603 Common shares by Liikfam Holdings Inc.

All the individuals included in the table above are beneficial owners as defined in General Instruction F to this form 20-F.  Each person in the above table either owns or has the right to acquire the common shares within 60 days by options, warrants or other agreement.

ITEM 7.

 MAJOR SHAREHOLDERS AND RELATED AND NON-RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

The following table lists, as of May 19, 2009, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

Name of Beneficial Owner	Amount and Nature of Percent Class

Jiri K. Nor (1)	7,401,746	9.69%

MKU Canada Inc.	4,801,747	6.28%

(1) Includes (i) 307,907 Common Shares held by Jiri K. Nor and (ii) 4,457,879 Common Shares held by Macnor Corp.

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

(2)           Amounts owing to Directors and Officers:

Payables and accruals as at December 31, 2008 include the following amounts:

	Position in	Amount	Amount	Amount
Entity	Company	2008	2007	2006

Anthony Durkacz	Director & Officer	$	$	$2,141
Arthur Laudenslager	Director	5,075		2,397
Brian Clewes	Director	5,075	25,000	2,000
Chris Besant	Director	5,075	25,000
Richard Callander	Director	5,075
Fortius Research and Trading	Controlled by A.D.			5,300
Howard Drabinsky	Director	5,075		-
Jiri Nor	Director & Officer			3,011
Liikfam Holdings Inc.	Controlled by M.L.	5,075		26,500
Macnor Corp.	Controlled by J.N.			21,333
Michael Liik	Director			2,000
Peter Nor	Officer			1,971
		$30,450	$50,000	$66,653

(3)              Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:

	Position in	Amount	Amount	Amount
Entity	Company	2008	2007	2006

Gary Brandt	Director	$	$-	$4,000
Brian Clewes (BC)	Director	27,316	49,005	6,000
Anthony Durkacz(AD)	Director & Officer		9,059	6,000
Fortius Research and	Director
Trading	Controlled by A.D.		48,733	92,725
Arthur Laudenslager	Director	27,315	46,122	6,100
397230 Ontario Limited	Controlled by B.C.	126,397	40,000	-
Howard Drabinsky (HD)	Director	27,315	1,000	-
Lang Michener	For HD		10,417	-
Rick Callander (RC)	Director	27,315	1,000	-
Chris Besant	Director	27,315	11,417	-
Stirling Partners	Controlled by R.C.		10,417	-
Liikfam Holdings Inc.	Controlled by M.L.	143,712	118,750	100,000
Macnor Corp. re Jiri Nor	Controlled by J.N.		93,330	149,997
Macnor Corp re Peter Nor	Controlled by J.N.		56,000	98,000
Michael Liik (ML)	Director		36,941	6,000
Jiri Nor	Director & Officer		9,059	6,000
David Ramm	Director			2000
		$406,685	$541,250	$476,822

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

In January 2008, 625,000 were issued to Ardour Capital Investments, LLC due at the conclusion of their financial consulting agreement at October 26, 2007. In June 2008,  213,334 shares were issued to non related parties in settlement of amounts owing.

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

ITEM 9. THE OFFER AND LISTING.

MARKETS AND PRICE HISTORY OF THE COMPANY'S STOCK.

As of May 19, 2009, the Company had 269 stockholders of record for its Common Shares and 76,404,648 Common Shares were issued and outstanding. The Company believes that there are a considerable number of beneficial holders of the Common Shares, as a substantial number of Common Shares are held of record by principal depositories in Canada and the United States. As at May 19, 2009, the shareholder list showed 269 registered shareholders holding a total of 76,404,648 Common Shares, 14,250,621 Common Shares in the name of Cede & Co and 24,282,623 Common shares in the name of CDS & Co (the depository in Canada).

The Common Shares were previously traded in Canada on the Canadian Dealing Network (CDNX), but presently has an inactive listing on the CDNX.  Since June 20, 2001, the Company's Common Shares have been posted for trading on the O.T.C. Bulletin Board under the symbol CWBYF. The quarterly high and low prices for the past two fiscal years are tabulated below:

2007	High	Low

First	.040	.031
Second	.038	.026
Third	.035	.0175
Fourth	.0375	.02

2008
First	.042	.026
Second	.05	.02
Third	.04	.021
Fourth	.02	.003

The following table sets forth the high and low market prices for each of the past 4 months:

2009	High, US$ /share	Low, US$ /share

January	.01	.005
February	.01	.005
March	.008	.005
April	.01	.005

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

Execution of the LOI has received the unanimous approval of the Board of Directors of the Company.

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

On July 8, 2008 the Company announced that a delay in the closing of the RTO would occur as a consequence of the delay in the signing of the RTO Agreement (May 23, 2008). In addition, the Transaction closing was changed to December 31, 2008. The transaction requires the filing of a Registration Statement with the SEC by the Company. It was anticipated that the Registration Statement would be filed by the end of July and will require 90 to 120 days for SEC review and comments. Thereafter, the Company would convene a Special Meeting of shareholders to vote on the RTO transaction. In the event that shareholders approve same, the transaction would close shortly thereafter. It is likely that the Company will delay its annual meeting to coincide with this special meeting to avoid duplicating associated costs.

On September 5, 2008, the Company announced that there would be further delays with the completion of Colorep’s audit, which would affect the filing of the Registration Statement with the SEC.

On October 27, 2008 the Company announced that it had re-negotiated the terms of the RTO Agreement with Colorep, Inc. and agreed to extend the closing of the RTO Agreement from December 31, 2008 to June 30, 2009. In exchange for this agreement, Colorep will increase the ownership percentage of the post-RTO company held by the current CBT shareholders such that upon closing of the RTO transaction, CBT shareholders shall hold 12.753% of the post-RTO common stock of the surviving company, based upon the current issued and outstanding shares of Colorep. In addition, in the event that Colorep issues additional shares or securities convertible into shares of Colorep prior to the RTO, CBT will be granted dilution protection such that in no event shall the interest of the current CBT shareholders in the surviving company be allowed to fall below 8% of the issued and outstanding post-RTO common stock of the surviving company (based on the current issued and outstanding shares of Colorep), or 5.3% of the post-RTO ownership of the surviving company, as calculated on a fully diluted basis.

As a further inducement to extend the closing, Colorep has agreed to: (i) increase their obligation to contribute to CBT overhead expenses from $20,000 to $30,000 per month and to pre-pay such amounts through the end of January, 2009; (ii) pay any outstanding accrued interest on CBT debentures and thereafter make interest payments on a monthly basis as well as to pre-pay future interest on same through to the end of January, 2009; (iii) pay any and all amounts outstanding to CBT in respect of legal or costs owing to CBT plus all reasonable costs associated with effecting this amendment, to a maximum of $307,000 including the satisfaction of (i) and (ii) above. Any amounts still outstanding in excess of the $307,000 cap will be payable on February 1, 2009.

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

ITEM 15

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

This annual report does not include an attestation report of the Company’s registered public accounting firm MSCM LLP regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report on Form 20-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company s internal control over financial reporting occurred during the quarter ended December 31, 2008, that materially affected, or is reasonably likely to materially affect, the Company s internal control over financial reporting.

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

C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended 2008 and 2007, the audit fees were CDN $45,900, and CDN$71,886.  For the year ended 2006 the audit-related fees for the principal accountants were CDN$ 61,646 and for 2005 $41,270.  For the years ended 2008 and 2007, the tax related fees for the principal accountants were CDN $NIL and CDN $NIL.  The Company’s audit committee’s pre-approval of audit fees is discussed in advance with the principal accountant and the audit committee. If there are any adjustments, they are approved by the audit committee.

E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

The following documents are filed as Attachment A hereto and are included as part of this Form 20-F.

CARTHEW BAY TECHNOLOGIES INC. (FORMERLY ASTRIS ENERGI INC.) CONSOLIDATED FINANCIAL STATEMENTS

Description of Document:
Auditors' Report for the year ended December 31, 2008.
Auditors' Report for the year ended December 31, 2007.
Auditors’ Report for the year ended December 31, 2006.
Auditors’ Report for the year ended December 31, 2005.
Consolidated Balance Sheets for the year ended December 31, 2008 and 2007.
Consolidated Statements of Loss and Deficit for the years ended December 31, 2008, 2007 and 2006.
Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007.
Notes to Consolidated Financial Statements for the year ended December 31, 2008, 2007 and 2006.

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
Date: May 19, 2009