Form 20-F/A
period 2008-12-31
CARTHEW BAY TECHNOLOGIES INC
filed 2009-07-13
CIK 1022518

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
President and Chief Executive Officer
Date: May 19, 2009

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)

Financial Statements
(Canadian Dollars)
December 31, 2008, 2007 and 2006

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)

INDEX

December 31, 2008, 2007 and 2006

PAGE

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS

Balance Sheets - Statement I	2

Statements of Operations and Deficit - Statement II	3

Statements of Cash Flows – Statement III	4

NOTES TO THE FINANCIAL STATEMENTS	5 – 20

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)

We have audited the balance sheet of CARTHEW BAY TECHNOLOGIES INC. (Formerly Astris Energi Inc.) as at December 31, 2008 and the statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures were reported on by another firm of Chartered Accountants who issued an audit report without reservation on April 24, 2008.

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 15, 2009

CARTHEW BAY TECHNOLOGIES INC.	Statement I
(Formerly Astris Energi Inc.)
Balance Sheets
As at December 31, 2008 and 2007
(Canadian Dollars)

	2008	2007

ASSETS
CURRENT
Cash	$479,531	$2,544,431
Sundry amounts receivable	61,145	2,767
Prepaid expenses	18,853	87,500
Convertible debenture in Colorep Inc. (note 3(ii))	2,436,000	-

	$2,995,529	$2,634,698

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (note 8)	$50,450	$82,887

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (note 5(a))	10,978,448	10,845,648
CONTRIBUTED SURPLUS (note 5(a))	6,236,567	6,152,788
DEFICIT - Statement II	(14,269,936)	(14,446,625)
	2,945,079	2,551,811

	$2,995,529	$2,634,698

Approved on behalf of the Board:

___________________________ (Director) ________________________ (Director)

The accompanying notes are an integral part of these financial statements.

CARTHEW BAY TECHNOLOGIES INC.	Statement II
(Formerly Astris Energi Inc.)
Statements of Operations and Deficit
For the Years Ended December 31, 2008, 2007 and 2006
(Canadian Dollars)

	2008	2007	2006

REVENUE
Sales	$-	$31,290	$85,915

EXPENSES
Research and development (recovery)	(131,383)	(31,418)	792,265
General and administrative (notes 3(iii) and 8)	554,712	1,076,232	1,439,096
Professional fees (note 3(iii))	148,426	370,795	152,185
Interest and financing costs	-	348,913	467,252
Amortization	-	39,788	77,504
Amortization of debenture financing costs	-	261,677	367,579
Loss (gain) on derivative liability	-	473,146	(1,089,544)

	(571,755)	2,539,133	2,206,337

LOSS FROM OPERATIONS	(571,755)	(2,507,843)	(2,120,422)

OTHER INCOME
Interest income (note 3)	268,450	-	-
Foreign exchange gain	479,994	-	-
GAIN ON SALE OF ASSETS (note 1)	-	4,502,931	-

	748,444	4,502,931	(2,120,422)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	176,689	1,995,088	(2,120,422)

DEFICIT, BEGINNING OF YEAR	(14,446,625)	(16,441,713)	(14,321,291)

DEFICIT, END OF YEAR	$(14,269,936)	$(14,446,625)	$(16,441,713)

Net Income (Loss) per Common Share – Basic (note 5)	$0.00	$0.04	$(0.05)
Net Income (Loss) per Common Share – Diluted (note 5)	$0.00	$0.03	$(0.05)
Weighted Average Number of Common Shares Outstanding – Basic	52,796,804	52,008,940	42,561,626
Weighted Average Number of Common Shares Outstanding – Diluted	64,873,293	90,531,825	42,561,626

The accompanying notes are an integral part of these financial statements.

CARTHEW BAY TECHNOLOGIES INC.	Statement III
(Formerly Astris Energi Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2008, 2007 and 2006
(Canadian Dollars)

	2008	2007	2006

OPERATING ACTIVITIES
Net income (loss) for the year	$176,689	$1,995,088	$(2,120,422)
Items not requiring cash
Amortization of capital assets	-	39,788	77,504
Amortization of debenture financing costs	-	261,677	367,579
Imputed interest – amortization of debt discount	-	218,852	314,596
Consulting and professional fees paid in
capital stock	30,925	151,415	631,603
Consulting fees paid in capital stock to
related parties	101,875	-	374,533
Options issued to non-employee	83,779	143,211	-
(Gain) loss on derivative liability	-	473,146	(1,089,544)
Unrealized foreign exchange gain	(436,000)	-	-
Gain on sale of assets		(4,502,931)	-
Net change in non-cash working capital
balances related to operations (note 6)	(22,168)	38,627	(192,284)

	(64,900)	(1,181,127)	(1,636,435)

INVESTING ACTIVITIES
Convertible debenture in Colorep Inc. (note 3)	(2,000,000)	-	-
Purchase of property, plant and equipment and patents	-	(63,306)	(5,049)
Proceeds from sale of assets (note 1)	-	3,035,560	-
Purchase of other assets	-	-	(17,249)

	(2,000,000)	2,972,254	(22,298)

FINANCING ACTIVITIES
Redemption of common shares	-	(4,800)	-
Repayment of obligation under capital lease	-	(6,641)	(8,197)
Proceeds from issuance of $US convertible debentures	-	-	1,740,003
Deferred financing costs	-	-	(341,099)
Proceeds from advances payable	-	742,664	262,250

	-	731,223	1,652,957

NET (DECREASE) INCREASE IN CASH	(2,064,900)	2,522,350	(5,776)

CASH, BEGINNING OF YEAR	2,544,431	22,081	27,857

CASH, END OF YEAR	$479,531	$2,544,431	$22,081

Note 7 – Supplemental Disclosure of Cash Flows Information

The accompanying notes are an integral part of these financial statements.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

1.	DESCRIPTION OF BUSINESS

Prior to August 1, 2007, Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.) (the “Company”) designed, developed, manufactured and sold alkaline fuel cells (“AFCs”) and alkaline fuel cell systems, fuel cell and battery test loads and provided engineering and other services.

From inception, the efforts of the Company were devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  The Company had not earned significant revenues.

On August 1, 2007, the Company sold substantially all its assets, including its wholly-owned subsidiaries, to MKU Canada Inc., an arm’s-length third party.  MKU Canada Inc. is a wholly-owned subsidiary of MKU Cyprus Ltd.  The transaction included the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) US$3,064,363 in cash ($3,216,049 Canadian); ii) forgiveness of US$1,225,000 and $380,000 Canadian of face value  secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with US$210,000 ($234,558 Canadian) of accrued interest; iii) an option for the Company, for a consideration of $1 to purchase 4,248,750 of its own shares; iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000 ($642,700 Canadian).  The Company has exercised the option to reacquire and cancel the 4,248,750 of its own shares.

The Company changed its name to Carthew Bay Technologies Inc. on August 17, 2007.

On May 23, 2008, the Company signed a share exchange agreement with Colorep Inc. whereby shares of the Company will be exchanged for all the issued and outstanding shares of Colorep Inc. under terms that constitute a reverse takeover (“RTO”).  For details of the proposed transaction, refer to note 3.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).  Prior to August 1, 2007, the Statement of Operations and Deficit included the accounts of the Company’s wholly-owned holding company 2062540 Ontario Inc. and its foreign subsidiary, Astris s.r.o.

2062540 Ontario Inc. and Astris s.r.o. were sold on August 1, 2007 (see note 1).

All material inter-company transactions were eliminated on consolidation.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
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

	2008	2007	2006

Canadian SRED credits	$131,383	$388,886	$-
Czech Republic government grants	-	-	177,715

	$131,383	$388,886	$177,715

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

Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Financial statement items subject to significant management judgment include revenue recognition, the completeness of accounts payable and accrued liabilities, the valuation of stock-based compensation, warrant valuation and future income taxes.  Actual amounts could differ from management’s estimates.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

At December 31, 2008, the Company’s financial instruments comprise cash, sundry amounts receivable, convertible debenture in Colorep Inc. and accounts payable and accrued liabilities.

Financial assets are classified into one of four categories: held-for-trading, held to-maturity, loans and receivables and available-for-sale; financial liabilities are classified into one of two categories: held-for-trading and other financial liabilities.  All derivative instruments, including those that are embedded in, but not closely related to, another contract must be classified as held-for-trading.  All financial instruments, including derivatives, are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost, using the effective interest method where applicable.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company has designated cash as held-for-trading, which is measured at fair value.  Sundry amounts receivable and convertible debenture in Colorep Inc. are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Stock-based Compensation

The Company has in effect a Stock Option Plan (“the Plan”), which is described in note 5.  Stock options are accounted for using a fair value-based method.  Fair value is calculated using the Black-Scholes model with the assumptions described in note 5.  On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

Foreign Currency Translation

The Company translates foreign currency denominated transactions using the temporal method.  Monetary assets and liabilities denominated in currencies other than Canadian dollars are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Revenues and expenses are translated at the transaction exchange rate, with the exception of amortization, which is translated at historic rates.  Foreign currency gains and losses resulting from the translation of assets and liabilities are reflected in net income of the period.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

Income (Loss) per Share

Basic income (loss) per share is computed by dividing the income (loss) for the year by the weighted average number of common shares outstanding during the year, excluding contingently returnable shares.  Diluted income (loss) per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include contingently returnable common shares and from the assumed exercise of common share purchase options and warrants, if dilutive.  The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Changes in Accounting Policies

(i)         Financial instruments – disclosures and presentation:

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures, (“Section 3862”) and Section 3863, Financial Instruments – Presentation (“Section 3863”).  These two new sections replace Section 3861, Financial Instruments – Disclosure and Presentation, which was adopted by the Company in fiscal 2007.  Section 3862 includes a complete set of disclosure requirements for financial instruments that revise and enhance the disclosure requirements in Section 3861.  Section 3863 contains the standards for presentation of financial instruments and non-financial derivatives and is essentially consistent with the presentation requirements currently found in Section 3861.  Section 3262 and 3863 were adopted by the Company on January 1, 2008 the Company has included the disclosures recommended by these sections in note 10 to these financial statements.

(ii)        Capital disclosures:

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures (“Section 1535”).  This new guidance establishes standards for disclosing information about an entity’s capital and how it is managed.  This section requires the disclosure of an entity’s objectives, policies and processes for managing capital and information regarding an entity’s compliance or non-compliance with any capital requirements.  Section 1535 was adopted by the Company on January 1, 2008.  The Company has included the disclosures recommended by Section 1535 in note 9 to these financial statements.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board (“AcSB”) formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability.  The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011.  On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises.  For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is currently assessing the impact of IFRS on its financial statements.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

3.        CONVERTIBLE DEBENTURE IN COLOREP INC.

(i)
On December 10, 2007, the Company announced that it had executed a letter of intent (“LOI”) with Colorep Inc. (“Colorep”) relating to a transaction whereby shares of the Company will be issued in exchange for all of the issued and outstanding shares of Colorep under terms that constitute a reverse takeover (“RTO”) pursuant to Emerging Issue Committee abstract EIC-10, Reverse Takeover Accounting, of the CICA Handbook.  Following the successful completion of the RTO, the Company will become the legal parent of Colorep, and the existing shareholders of Colorep will acquire control of the combined enterprise.  Successful completion of the RTO is subject to several conditions as discussed below.

Colorep is located in Rancho Cucamonga, California, and develops and offers for sale sustainable subsurface printing and dyeing technology for decorating a wide variety of textiles and other consumer products. Colorep has acquired Transprint USA Inc. (“Transprint”), a privately held, employee-owned company, founded in 1978, with headquarters and manufacturing facilities in Harrisonburg, Virginia, and design studios and showrooms in New York City and Charlotte, North Carolina.  Transprint offers printing products and design services worldwide for the apparel, commercial and residential furnishings markets.

On May 23, 2008, the Company and Colorep signed an agreement and plan of merger pursuant to which the existing Company's shareholders will hold 7.548% of the post-RTO common stock of the surviving company.

On October 27, 2008, the Company and Colorep amended the merger agreement.  In exchange for the Company agreeing to extend the closing deadline of the RTO to June 30, 2009, Colorep will increase the ownership percentage of the post-RTO company held by the current Company shareholders such that upon closing of the RTO transaction, the Company shareholders will hold 12.753% of the post-RTO common stock of the surviving company, based upon the current issued and outstanding shares of Colorep.  In addition, in the event that Colorep issues additional shares or securities convertible into shares of Colorep prior to the RTO, the Company will be granted dilution protection such that in no event shall the interest of the current Company shareholders in the surviving company fall below 8% of the issued and outstanding post-RTO common stock of the surviving company (based on the current issued and outstanding shares of Colorep), or 5.3% of the post-RTO ownership of the surviving company, as calculated on a fully diluted basis.

ii)
Pursuant to the LOI, the Company has invested $2,436,000 (US$2,000,000) in two equal tranches into secured convertible debentures (the “Debentures”) of Colorep.  The Debentures are secured by all the assets of Colorep.  The Company advanced the first US$1,000,000 on February 1, 2008 upon execution of a binding share exchange agreement.  The second tranche of US$1,000,000 occurred on May 23, 2008 upon the signing of the definitive share exchange agreement between the Company and Colorep.  The Debentures were due on April 30, 2008, but extended to June 30, 2008 by agreement.  The amendment to the merger agreement dated October 27, 2008 extended the expiry of the Debentures to June 30, 2009 and subordinated the Debentures to Colorep's indebtedness with PNC Credit Corp. of US$4,165,850 relating to two term loans and up to US$5,500,000 on a revolving credit facility.  Interest is due at 1% per month commencing February 1, 2008.  The amended merger agreement increased the interest rate to 1.5% per month.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

 3.        CONVERTIBLE DEBENTURE IN COLOREP INC. (continued)

If the RTO closes, all principal and accrued interest due and owing will be cancelled.

If the RTO does not close on the maturity date (June 30, 2009 per the amended agreement), and the Company is not in breach of the agreement, the Debentures are convertible at the option of the Company into the number of Colorep shares that is equal to the outstanding principal and unpaid interest divided by the conversion price of US$0.80.   If the RTO does not close on the maturity date and Colorep is in breach, the number of Colorep shares is equal to US$3,000,000 divided by the conversion price.

During the year ended December 31, 2008, the Company earned interest income of $237,600 (US$200,000) on the Debentures.

iii)
Also under the terms of the merger agreement, beginning in August 2008, Colorep agreed to support the operations of the Company at a rate of $20,000 per month to October 2008.  This amount was increased to $30,000 per month thereafter.  During the year ended December 31, 2008, the Company charged Colorep support fees totalling $142,560 (US$120,000) as well as legal and accounting costs in the amount of $37,691.  The Company has recorded these reimbursements as reductions of general and administrative expense and professional fees, respectively.

At December 31, 2008, interest and support fees in the amount of $54,477 (US$44,727) were included in sundry amounts receivable.

iv)
In conjunction with the proposed RTO, the Board of Directors of the Company approved a Success Fee payable to its CEO and CFO amounting to an estimated $1,150,000.  The success fee will be earned upon closing of the Colorep RTO transaction and payable as a combination of cash remaining in the Company immediately prior to the RTO transaction and treasury shares of the Company issued at a price equivalent to the value per share received by the shareholders of the Company as a consequence of the RTO.  The fee would be increased by $500,000, determined three months after closing of the RTO transaction and based upon the performance of the post-RTO shares.  In the event that the price of the post-RTO shares, is between $0.70 per share equivalent value and $1.00 per share, the additional $500,000 fee would be pro-rated.  This fee would be payable in treasury shares of the Company.

During the year ended December 31, 2008 the Company issued 21,776,632 shares to the two officers in connection with the success fee.  These shares are being held in escrow and will be returned to treasury if the transaction is not completed.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

4.	INCOME TAXES

The Company has non-capital tax losses carried forward of approximately $7,533,000. If unused, these tax losses will expire approximately as follows:

2014	$2,547,000
2015	3,030,000
2026	1,835,000
2028	121,000

$7,533,000

The Company has unclaimed scientific research and experimental development (“SRED”) tax pools in Canada of $1,861,263, which are available to offset future taxable income.  These SRED amounts have an unlimited carry forward period.

The tax effect of significant temporary differences is as follows:

	2008	2007	2006

Net income (loss) before income taxes	$176,689	$1,995,088	$(2,120,422)
Statutory income tax rate	33.50%	36.12%	36.12%

Income tax provision (recovery) at statutory rate	59,191	720,626	(765,896)
Non-taxable gain	-	(813,229)	(393,543)
Non-deductible expenses	72,554	566,160	779,530
Application of non-capital losses applied	-	(473,533)	-
Change in tax rate	499,272	-	-
Change in valuation allowance	(631,017)	(24)	379,909

Income tax expense	$-	$-	$-

The components of the Company’s net future income tax assets are as follows:

	2008	2007	2006

Statutory income tax rate	29.00%	33.5%	36.12%

Non-capital losses and unclaimed SRED	$3,050,090	$3,716,800	$4,067,835
Valuation allowance	(3,050,090)	(3,716,800)	(4,067,835)

Net future income tax asset	$-	$-	$-

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

 5.       SHARE CAPITAL AND CONTRIBUTED SURPLUS

a)    Share capital

Share capital comprises the following:

Authorized
Unlimited common shares
10,000,000 preferred shares

Issued and outstanding

At December 31, 2008, 54,628,016 common shares were issued and outstanding.

The weighted average number of common shares outstanding during 2008 was 52,796,804 (2007- 52,008,940; 2006 – 42,561,626).  The weighted average number of fully diluted common shares outstanding during 2008 was 64,873,293 (2007 - 90,531,825).  The net income including the impact of the potential dilution was $176,689 (2007 - $2,813,300).  No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share for the 2006 fiscal year as the effect would have been anti-dilutive.  These figures are used for purposes of calculating the net income (loss) per share.

No preferred shares have been issued.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

5.        SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

a)      Share capital (continued)

Share and stock option transactions during the years ended December 31, 2007 and 2008 were as follows:

		Share
	Number of	Capital	Contributed
	Shares Issued	Amount	Surplus

Balance, December 31, 2006	48,131,669	$11,205,002	$5,183,490
Issued as payment for consulting fees to related parties	1,838,732	151,415	-
Conversion of $US convertible debentures	899,281	29,568	-
Conversion of advance payable	4,248,750	384,024	-
Redemption of shares owned by dissenting shareholders	(80,000)	(17,083)	12,283
Redemption of shares owned by The ACME Global Inc.	(4,248,750)	(907,278)	813,804
Valuation of settlement options	-	-	33,568
Valuation of incentive options	-	-	99,418
Valuation of finders’ fee options	-	-	10,225

Balance, December 31, 2007	50,789,682	10,845,648	6,152,788
Valuation of options issued in 2008 to settle debt obligations	-	-	17,500
Issued as payment for consulting fees to related parties	3,000,000	101,875	-
Stock-based compension expense relating to options granted in 2007	-	-	66,279
Issued as payment for consulting fees and settle debts owing to non related parties	838,334	30,925	-
Contingently returnable shares issued in advance for success fee on RTO and held in escrow (note 3(iv))	21,776,632	-	-

Balance, December 31, 2008	76,404,648	$10,978,448	$6,236,567

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

5.        SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b) Stock option plan

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

On September 6, 2007, in conjunction with the sale of the assets of the Company (see note 1), the Board of Directors approved the cancellation of all share purchase options that were outstanding at that date.  At that same meeting, the Board of Directors approved the granting of new share purchase options.

(i) Stock options granted

During the year ended December 31, 2007, the Company granted stock options as follows:

The Company issued 7,121,758 incentive options to six directors under the following terms: Exercise price US $0.027; expiring September 6, 2012; vesting subject to successful completion of the reverse takeover transaction as described in note 3.

The Company issued 1,500,000 settlement options to former directors and officers under the following terms: Exercise price US $0.021; expiring August 1, 2012; vesting immediately.

The Company issued 508,697 finders’ fee options to a director for introducing the Company to Colorep Inc. under the following terms: Exercise price US $0.027; expiring November 23, 2012; vesting subject to successful completion of the reverse takeover transaction as described in note 3.

During the year ended December 31, 2008, the Company issued 500,000 options to a former director to settle debt obligations under the following terms:  Exercise price US $0.035; expiring June 23, 2013; vesting immediately.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

5.        SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b) Stock option plan (continued)

(ii) Stock options exercised

No stock options were exercised during the 2008 or 2007 fiscal year.

(iii) Stock option valuation

Stock options issued in the year ended December 31, 2008 were valued at $17,500 (2007 - $242,630) using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.40%; expected life of 5 years; expected volatility of 157%; dividend yield of 0% (2007 – 4.3%; 5 years; 142%; 0%; respectively).

During the year ended December 31, 2007, the Company expensed $33,568 in stock compensation costs for the settlement options, $99,418 for the incentive options and $10,225 for the finders’ fee options. During the year ended December 31, 2008, the Company expensed $17,500 in stock compensation costs for the options granted in 2008 and $66,279 relating to options granted in 2007, leaving $33,140 to be expensed in the future.

Costs of the incentive options totalled $198,837 of which $99,418 was expensed in 2007 and $66,279 in 2008, leaving $33,140 to be expensed in the future.

(iv) Summary table

		Weighted
		Average
	Options for	Exercise
	Common Shares	Price U.S.$

Balance, December 31, 2006	3,818,840	0.240

Options granted	9,130,455	0.026
Options exercised	-	-
Options cancelled	(3,818,840)	(0.240)

Balance, December 31, 2007	9,130,455	0.026

Options granted	500,000	0.035

Balance, December 31, 2008	9,630,455	0.026

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

5.        SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b) Stock option plan (continued)

(v) Weighted average remaining contractual life

The following table summarizes information about the Company’s stock options outstanding as at December 31, 2008:

	Number	Weighted	Number
Exercise	Outstanding at	Average	Exercisable at
Price	December 31,	Remaining	December 31,
US$	2008	Life in Years	2008

0.021 – 0.035	9,630,455	3.67	2,000,000

c) Common share purchase warrants

The following table illustrates the continuities of the Company’s warrants during the years ended December 31, 2007 and 2008:

		Number		Number		Number
		Outstanding		Outstanding		Outstanding
	Price	at December	Expired	at December	Expired	at December
Expiry	US$	31, 2006	in 2007	31, 2007	in 2008	31, 2008

July 2007	0.50	100,000	100,000	-	-	-
August 2007	0.25	1,000,000	1,000,000	-	-	-
August 2007	0.36	1,000,000	1,000,000	-	-	-
September 2007	0.90	197,800	197,800	-	-	-
November 2007	0.50	450,000	450,000	-	-	-
December 2007	0.60	166,700	166,700	-	-	-
December 2007	0.37	500,000	500,000	-	-	-
January 2008	0.75	2,000,000	-	2,000,000	2,000,000	-
January 2008	0.92	2,000,000	-	2,000,000	2,000,000	-
January 2008	1.08	1,000,000	-	1,000,000	1,000,000	-
March 2009	0.19	1,344,500	-	1,344,500	-	1,344,500
April 2009	0.27	185,000	-	185,000	-	185,000
April 2009	0.19	3,486,000	-	3,486,000	-	3,486,000
April 2009	0.20	746,560	-	746,560	-	746,560
April 2009	0.30	1,241,250	-	1,241,250		1,241,250
		15,417,810	3,414,500	12,003,310	5,000,000	7,003,310

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

6.        STATEMENTS OF CASH FLOW

a)	The net change in non-cash operating working capital balances related to operations comprises the following:

	2008	2007	2006

(Increase) decrease in sundry amounts receivable	$(58,378)	$(36,706)	$110,520
Decrease (increase) in prepaid expenses	68,647	(28,851)	70,142
Decrease (increase) in inventory	-	15,026	(18,470)
(Decrease) increase in accounts payable and accrued liabilities	(32,437)	99,786	(347,248)
Decrease in deferred revenue	-	(10,628)	(7,228)

	$(22,168)	$38,627	$(192,284)

b) Supplementary financial information:

	2008	2007	2006

Common shares and contributed surplus issued to pay down director liability	$-	$-	$100,000
Capital lease obligations entered into upon acquisition of property and equipment	$-	$-	$47,111
Transfer of capital lease obligations and corresponding property, plant and equipment upon sale (note 1)	$-	$32,273	$-
Conversion of convertible debentures (note 5(b))	$-	$29,568	$723,980
Conversion of advances payable (note 5(b))	$-	$384,024	$-
Increase in contributed surplus upon redemption of shares (note 5(b))	$-	$813,804	$-

7.        SEGMENTED FINANCIAL INFORMATION

Prior to the sale of assets on August 1, 2007, the Company was engaged in the design, development, manufacturing and sale of alkaline fuel cells, alkaline fuel cell systems, fuel cell and battery test loads and provided engineering and other services.  Revenue was derived primarily from the sale of goods and services to customers in the following locations and in the following amounts:

	2008	2007	2006

Canada	$-	$146	$17,220
Czech Republic	-	-	763
Rest of the world	-	31,144	67,932

	$-	$31,290	$85,915

At December 31, 2008 and 2007, 100% of the Company’s assets were in Canada.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

8.        RELATED PARTY TRANSACTIONS AND BALANCES

During the year ended December 31, 2008, the Company incurred consulting expenses and directors’ fees for the services of certain directors in the amount of $406,685 (2007 - $541,200; 2006 - $476,822).

At December 31, 2008, accounts payable and accrued liabilities included fees payable to directors in the amount of $30,450 (2007 - $50,000).

During the year ended December 31, 2007, the Company issued 1,838,732 shares to officers and directors and/or companies controlled by them, and granted 7,121,758 stock options to directors, 1,500,000 settlement options to former directors and officers, and 508,679 finders’ fee options to a director (see note 5).

During the year ended December 31, 2008, the Company issued 3,000,000 shares and granted 500,000 stock options to a company controlled by a former director (see note 5).  Also during the year ended December 31, 2008, the Company issued 21,776,632 shares to two directors in advance of the success fee which they will earn if the Colorep RTO transaction closes (note 3).  These shares are held in escrow and will be returned to treasury if the transaction is not completed.

9.        CAPITAL MANAGEMENT

The Company’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to allow the Company to complete the RTO.  Management defines capital as the Company’s shareholders’ equity.

The Company is not subject to any externally imposed capital requirements.

10.      FINANCIAL INSTRUMENTS

The fair values of the Company’s financial instruments approximate their carrying values due to the short-term nature of the instruments.

The Company’s risk exposure and the impact on its financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment/contractual obligations.  The Company is exposed to credit risk on its cash and sundry amounts receivable.  The Company has deposited the cash with reputable Canadian financial institutions, from which management believes the risk of loss is minimized.  Management believes that credit risk concentration with respect to the financial instruments included in sundry amounts receivable is remote.  As at December 31, 2008, no sundry amounts receivable are considered past due or impaired.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

10.      FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

The Company’s approach to managing liquidity risks is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2008, the Company had a cash balance of $479,531 (2007 - $2,544,431) to settle current liabilities of $50,450 (2007 - $82,887).

Market risk

(a)	Interest rate risk

The Company has cash balances and a convertible debenture in Colorep Inc. bearing interest at a fixed rate of 1.5% per month.  The Company’s current policy is to invest excess cash in interest bearing bank accounts.

(b)	Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash balances, sundry amounts receivables the convertible debenture in Colorep Inc., and accounts payable and accrued liabilities which are denominated in US dollars.

A 10% change in the exchange rate of this currency, which management believes to be reasonably possible within a 12 month period, would affect net loss by approximately $300,000 with all other variables held constant.

(c)	Price risk

The Company is not exposed to price risk.

11.      COMPARATIVE FIGURES

Comparative figures have been reclassified to conform to the current year’s presentation.

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

The financial statements of the Company for the years ended December 31, 2008, 2007 and 2006 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”).  In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2008, 2007 and 2006
(Canadian Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES
(continued)

There would be no adjustments needed to arrive at net income (loss) for the years ended December 31, 2008, 2007 and 2006 if US GAAP were employed.  Similarly, there would be no adjustments needed to arrive at shareholders’ equity as at December 31, 2008, 2007 and 2006 if US GAAP were employed.

New US GAAP Accounting Pronouncements

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

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Financial Statements — An Amendment of ARB No. 51 (“SFAS No. 160”).  SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the financial statements and separate from the parent’s equity.  The amount of net income attributable to the noncontrolling interest will be included in net income on the face of the income statement.  SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest.  In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated.  Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date.  SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest.  SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, with retrospective presentation and disclosure for all periods presented.  Early adoption is prohibited.  The Company currently has no entities or arrangements that will be affected by the adoption of SFAS No. 160.  However, determination of the ultimate effect of this pronouncement will depend on the Company’s structure at the date of adoption.