Form 20-F
period 2009-12-31
CARTHEW BAY TECHNOLOGIES INC
filed 2010-06-28
CIK 1022518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

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

	As at December 31, 2009	As at December 31, 2008	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005

Revenue	$ NIL	$ NIL	$31,290	$85,915	$291,512

Net Profit (Loss) from Operations	(148,984)	(571,755)	(2,507,843)	(2,120,422)	(5,330,864)

Net Profit (Loss)	(155,785)	176,689	1,995,088	(2,120,422)	(5,330,864)

Basic Profit (Loss) from operations per Share	0.00	0.00	0.04	(0.05)	(0.16)
Diluted	0.00	0.00	0.02	n/a	n/a
Total Assets	2,892,240	2,995,529	2,634,698	1,766,218	982,494

Net Assets	2,789,294	2,945,079	2,551,811	(53,221)	(228,456)

Long Term Obligations	—	—	—	—	—

Share Capital	10,978,448	10,978,448	10,845,648	11,205,002	10,030,096

Number of Shares Basic	76,404,648	76,404,648	50,789,682	48,131,669	37,906,569

Cash Dividends	—	—	—	—	—

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

Year ended December 31,	2009	2008	2007	2006	2005

End of Period	.9555	.8166	1.02	.86	.86
Average for Period	.8704	.938	.936	.882	.825
High for Period	.9716	1.028	.84	.91	.875
Low for Period	.7692	.7711	1.09	.853	.785

The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2009 and 2010.  The exchange rates used are the closing rates as provided by the Bank of Canada.

Month	High	Low

November 2009	.9560	.9282
December 2009	.9611	.9334
January 2010	.9755	.9384
February 2010	.9597	.9316
March 2010	.9888	.9596

The exchange rate on December 31, 2009 for the conversion of United States dollars into Canadian dollars was $1.0466 (CDN$1.00 = US$.9555). As of April 28, 2010 the close rate of exchange for the conversion of United States dollars into Canadian dollars was 1.0128(CDN$1.00 = US$.9874).  The exchange rates used are the closing rates as provided by the Bank of Canada.

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

HISTORY OF LOSSES SINCE INCEPTION, EXPECTATION OF LOSSES IN THE IMMEDIATE FUTURE, AND POSSIBILITY THAT THE COMPANY MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY. The Company has incurred operating net losses each year since inception. The accumulated deficit of the Company was CDN$14,425,721 as of December 31, 2009.

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

The Company changed its name to Carthew Bay Technologies Inc. on August 17, 2007.

On December 10, 2007, the Company announced that it had executed a letter of intent (“LOI”) with Colorep Inc. (“Colorep”) relating to a transaction whereby shares of the Company will be issued in exchange for all of the issued and outstanding shares of Colorep under terms that constitute a reverse takeover (“RTO”) pursuant to Emerging Issue Committee abstract EIC-10, Reverse Takeover Accounting, of the CICA Handbook.  Following the successful completion of the RTO, the Company would become the legal parent of, and the existing shareholders of Colorep would acquire control of, the combined enterprise.  Successful completion of the RTO is subject to several conditions as discussed below.

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

On March 26, 2010, the Company made changes to the Success/M&A Fee originally approved in December 2007.  Upon Shareholder approval of the conversion discussed below, the previously issued 21,821,632 shares held in escrow (note 6(a)) will be released as well as a cash payment of $150,000. On March 26, 2010 the CEO agreed to surrender 2,543,485 options and the CFO agreed to surrender 1,526,091 options as well as 254,348 Finder’s Fee options granted in 2007.

The Company has entered into the Amended and Restated Convertible Debenture of Colorep (which replaces the Debentures) and the Amended and Restated Agreement and Plan of Merger (which replaces the Original Agreement and Plan of Merger), both of which are made and effective as of March 31, 2010.  The Amended and Restated Convertible Debenture and the Amended and Restated Agreement and Plan of Merger were entered into at the request of Colorep (i) to facilitate its immediate financing needs, and (ii) because the Company was able to negotiate an amendment fee.  The Amended and Restated Convertible Debenture requires the Company to hold a shareholder’s meeting at the earliest possible date to approve above amendments.

The Amended and Restated Convertible Debenture provides that all outstanding principal and unpaid interest will be due on March 31, 2012 and will bear interest at a rate of one percent (1%) per month until such time.  In exchange for the Company’s agreement, Colorep agreed to pay an amendment fee of US $100,000 (the “Amendment Fee”), payable in the amount of US $50,000 immediately and US $50,000 on April 30, 2010, to be credited against the cash payment obligation set forth in (iv) below.  The amended and Restated Convertible Debenture also provides that, immediately upon approval by the Shareholders of the Special Resolution described under the heading “Special Resolution” below:

i)  all outstanding principal and unpaid interest and all other amounts owed by Colorep to the Company will be converted into: (a) 714,005 shares of Series C preferred stock of Colorep (convertible into shares of common stock at a rate of ten shares of common stock for each share of Series C Preferred Stock) – which represent approximately 4.52% of the outstanding securities of Colorep, calculated on an as-converted into common shares basis (fully diluted in accordance with US GAAP) or 2.58% of the outstanding shares of Colorep calculated on an as-converted into common shares basis (fully diluted including all warrants); (b) warrants to purchase 7,140,050 shares of common stock of Colorep to be exercisable at US $0.378 per share for a period of five years from issuance – which represent approximately 2.58%  of the outstanding shares of Colorep calculated on an as-converted into common shares basis (fully diluted including all warrants) (these warrants are not included pursuant to US GAAP); and (c) 2,697,392 shares of Common Stock of Colorep – which represent approximately 1.71% of the outstanding shares of Colorep, calculated on an as-converted into common shares basis (fully diluted basis in accordance with US GAAP) or 0.97% of the outstanding common shares of Colorep calculated on an as-converted basis (fully diluted including all warrants);

ii)  the shares of Series C preferred stock and warrants to purchase common stock of Colorep issued pursuant to (i) will be subject to adjustment pursuant to applicable anti-dilution provisions in favour of the Company;

iii)  a conversion fee of US $500,000 payable out of financings would accrue to the Company and be payable in two portions without interest: (a) upon consummation of Colorep’s next Company Financing Event (as defined in the Amended and Restated Convertible Debenture), an amount equal to 10% of the proceeds of the financing; and (b) the balance due, if any, upon consummation of any subsequent Company Financing Event;

iv)  US $30,000 per month would accrue to the Company until the date of effectiveness of a Form 10 filing by Colorep registering its Common Stock pursuant to Section 12 of the U.S. Exchange Act (subject to a minimum of US $150,000 and a maximum of US $184,931), payable as follows: (a) application of the paid Amendment Fee as an advance against subsequent accruals; and (b) any accrued and unpaid balance of the accruals payable concurrent with consummation of each Company Financing Event subsequent to the closing of the conversion;

v)  5% of the Original Issuance Price (as defined in the Amended and Restated Convertible Debenture) would accrue to the Company per annum per Series C Share issued in conjunction with the conversion, until conversion of the Series C Shares at the Company’s option or automatically upon the common stock of Colorep becoming freely tradable (as applicable), and payable by Colorep concurrent with conversion of the Series C Shares in either cash or additional Series C Shares (to be immediately converted) at Colorep’s option;

vi)  Colorep would be required to issue additional warrants to purchase shares of Common Stock of Colorep and pay a $25,000 cash penalty to the Company in the event that it fails to timely pay any amount due under item (iii) or item (iv) above;

vii)  pursuant to the terms of its Series C Shares of Colorep, the Company will be entitled to elect one member of the board of directors of Colorep until such time as less than fifty and one tenth percent (50.1%) of such shares are outstanding;

viii)  the Company will be granted certain participation rights, information rights and other rights pursuant to a third amended and restated investors’ rights agreement: and

ix)  the Company will be granted certain registration and other rights pursuant to a third amended and restated registration rights agreement

The Amended and Restated Agreement and Plan of Merger provides Colorep with the option to determine whether or not to proceed with the RTO, which Colorep must exercise on or before December 31, 2010.  The Company does not have any right to trigger or enforce the Amended and Restated Agreement and Plan of Merger with respect to the conduct and completion of the RTO in the absence of Colorep exercising its option to proceed with the RTO.  If Colorep does not exercise its option to proceed with the RTO prior to December 31, 2010, the Amended and Restated Agreement and Plan of Merger shall terminate and the parties will have no further obligations to conduct or complete the RTO.  If Colorep does exercise its option to proceed prior to December 31, 2010, the RTO would be conducted and completed pursuant to the Amended and Restated Agreement and Plan of Merger and a further special meeting of the shareholders of the Company would be convened to obtain any additional approvals of the shareholders of the Company that may be required with respect thereto.

On May 6, 2010, CBT announced that the shareholders voted overwhelmingly to approve the conversion of the Company’s debt investment in Colorep Inc. into various equity securities of Colorep and cash payments at the Special Meeting of Shareholders. The Company also announced that it had formed an Advisory Board made up of Messrs. Jiri Nor, Atul Sabharwal, and Michael Stein. The Company further announced that its Chief Executive Officer and Chief Financial Officer have today agreed to amend their success fee arrangement in connection with the approval of the transaction with Colorep.  As a result, 1/3 of the 21,776,632 common shares in the capital of the Company which were to be released from escrow today to the Chief Executive Officer and Chief Financial Officer of the Company (as more fully described in the management information circular prepared in connection with the special meeting of shareholders of the Company held today) will continue to be held in escrow until such time when, over a period a 5 consecutive business days, the simple average of the closing prices of the Company’s shares on the principal stock exchange or stock quotation system on which such stock trades is equal to or greater than U.S. $0.11¢.  However, if the shares remaining in escrow are not released on or before May 6, 2015 they shall be surrendered to the Company and cancelled.

The Consulting Agreement between CBT and and Macnor was amended on May 6, 2010 so that there will be no minimum number of consulting service days, the options previously granted will be surrendered for cancellation such that Macnor Corp. will retain options to purchase 416,666 common shares of CBT. The term of the agreement was also amended so that the initial term of the agreement will be for one year subject to renewal upon mutual agreement.

On May 20th, CBT announced that it had completed the conversion of the Company’s debt investment in Colorep, Inc., into various securities and cash payments.

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

VOLATILE AND LIMITED MARKET FOR THE COMPANY'S COMMON SHARES. The Company's Common Shares are not actively traded.  The Company's Common Shares began trading on the Over The Counter Bulletin Board Exchange (“OTC.BB”) on June 20, 2001.  The Common Shares traded in 2009 from a high of US$0.02 to a low of US$0.005 per share. The Common Shares are not presently publicly traded in Canada. There can be no assurance given that trading activity will increase investor recognition.

APPLICATION OF THE SEC PENNY STOCK REGULATIONS AND RESTRICTIONS. The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than US$5.00 per share or an exercise price of less than US$5.00 per share.  This is subject to certain exemptions based upon minimum assets or revenues. As of April 28, 2010, the closing bid and asked prices for the Common Shares were US$.0133 and US$.05 per share. As a Penny Stock, the Company's Common Shares may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Penny Stock Rule. This Rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally defined as individuals with a net worth in excess of US$1,000,000 or annual incomes exceeding US$200,000, or combined annual income with spouse of US$300,000).  For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

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

The basis of the statement that AFCs are inherently more economical to produce than PEMFCs is based on three major cost items required for PEMFCs; platinum catalyst, expensive membrane (e.g. Nafion) and expensive graphite flow field plates that must be machined. Comparatively, the AFC system developed by Astris requires no platinum, replaces the membrane with a very inexpensive solution of potassium hydroxide and replaces graphite plates with inexpensive epoxy or plastic frames. All of the references listed above (among others) make statements to support the cost advantages of AFCs. Some of these statements are included here as supporting material (important items highlighted):

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
From the Department of Energy Website: “The platinum catalyst is also extremely sensitive to CO poisoning, making it necessary to employ an additional reactor to reduce CO in the fuel gas if the hydrogen is derived from an alcohol or hydrocarbon fuel. This also adds cost.”http://www.eere.energy.gov/hydrogenandfuelcells/fuelcells/fc_types.html

In a hydrogen-oxygen fuel cell the theoretical limit of cell voltage is 1.23 V. Therefore a cell that produces a voltage of 1.23 V would be considered 100% efficient. In practice this voltage limit cannot be reached due to the peroxide reaction on the oxygen electrode. Reduction of oxygen takes place in two steps, via peroxide, in which some of the energy is irreversibly converted into heat. In reference #6 Kordesch shows the “Pourbaix Diagram” (after M. Pourbaix) for hydrogen-oxygen that characterizes the electrode voltages as a function of pH. The voltage differential between hydrogen and peroxide is constant in the range of pH 0 – 10, acidic (this includes PEMFC) to mild basic. At about pH = 10 the effect of the peroxide reaction begins to be less pronounced, and by the time we reached pH = 15, the operation point of alkaline fuel cell, some 100 mV have been gained. Everything else being equal, alkaline cell will exhibit higher voltage. If the typical cell voltage is 0.6 – 0.7 V, the difference of 100 mV represents 14 – 16 % advantage. This is purely a gift from Mother Nature, not a man’s doing.  In addition to the aforesaid reference #6, this fact is supported by a number of publications including the two presented here:

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

INTELLECTUAL PROPERTY

In 1986, Josef V. Soltys of Mississauga, Canada (a shareholder and former director of the Company), assigned to AI a Canadian patent application for QUICKCELL, a test cell structure for fuel cell technology.  The patent, Canadian Patent #1,295,679, issued February 11, 1992, expires February 11, 2009. The Company also holds a United States patent, #5,0008,162, which was issued on April 16, 1991, and expires on April 16, 2008, for the same product. A former employee of AI, who was a co-inventor of such technology, did not assign any right in such patents to the Company prior to his departure.  Management does not believe that these patents are material to the development of the intended business goal and the Company ceased maintaining the patent.   The following are current patents and patent applications:

•	Electrode Structure for Stacked Alkaline Fuel Cells – Patent
o	Applications:
•	11/004988
•	PCT PCT/CA2005/001857
•	PCT PCT/CA2006/000331
•	11/567420

o	Patent:
•	7166383 US – expires Dec 7, 2024
•	Alkaline Fuel Cell System – Patent Pending
o	Applications:
•	10/905148
•	PCT/CA2005/001927

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

Effective July 31, 2007, Carthew Bay Technologies sold substantially all of its assets including “Holdco” to MKU Canada Inc. On August 22, 2007 Carthew Bay Technologies announced that it had changed its name from Astris Energi Inc. to Carthew Bay Technologies Inc.

D.  PROPERTY, PLANT AND EQUIPMENT (FIXED ASSETS).

The Company currently has no Fixed Assets as they were sold to MKU Canada, Inc as of July 31, 2007.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following is a discussion of the results of operations and financial condition of the Company for the fiscal years ended December 31, 2009, 2008 and 2007.  The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.  Differences between Canadian GAAP and United States GAAP can be found in Note 12 of Item 17 of this filing.  This discussion should be read in conjunction with the consolidated financial statements and notes thereto forming a part of this annual report.

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

REVENUE

For the year ended December 31, 2009, revenue from the sale of fuel cells and related products and contract work was $NIL compared with  $NIL for the same period in 2008 and $31,290 for the same period in 2007. Sales of fuel cells and related products to unrelated parties in 2007 amounted to $146 to Canada, $0 to the Czech Republic and $31,144 to the rest of the World.

EXPENSES

For the year ended December 31, 2009, expenses totaled $148,984 compared with $571,755 for the same period in 2008, compared with $2,539,133 for the same period in 2007. The main variance in 2008 was due to sale of the operating assets in 2007.  General and Administrative expenses were $155,876 in 2009 as compared to $554,712 in 2008 compared with $1,076,232 in 2007.

Professional fees were $21,893 as compared to $148,426 in 2008 and $370,795 in 2007, reflecting the Company’s reduced corporate activity, legal activity, accounting and compliance activity.

NET INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31, 2009

The Company reported a net loss of $155,785 (a loss of $.00 per share basic and diluted) for the year ended December 31, 2009, compared with net income of $176,689 (a gain of $0.00 per share basic and diluted) for the year ended December 31, 2008, compared with a gain of $1,995,088 (a gain of $0.04 per share basic and $0.02 diluted) in 2007.

As at December 31, 2009, the Company has non-capital loss carry forwards of approximately $7,424,000.  If unused, the tax losses will expire as follows:

2014	$2,438,000
2015	$3,030,000
2026	$1,835,000
2028	$121,000

The Company has unclaimed scientific research and experimental development (“SRED”) tax pools in Canada of $1,771,697 which are available to offset future taxable income. These SRED amounts have an unlimited carry forward period.

B.	LIQUIDITY AND CAPITAL RESOURCES.

The Company had a net cash flow deficit of $268,142 in 2009 compared with $2,064,900 in 2008, compared with a net cash flow of $2,522,350 in 2007.

At 2009 year end, the Company had $2,892,240 of assets and a shareholders’ equity of $2,789,294 compared to a shareholders’ equity of $2,945,079 in 2008.

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

Name	Age	Office Held	Director Since
Michael Liik (1)	51	President, Chief Executive Officer and Director	2004

Brian Clewes	51	Chief Financial Officer, Secretary, Treasurer and Director	2004

Arthur Laudenslager (2)	83	Director	2003

Christopher Besant	51	Director	2007

Richard Callander (1)	53	Director	2007

Howard Drabinsky (2)	54	Director	2007

Notes

(1)	Members of the Company's Audit Committee.

(2)	Members of the Company’s Compensation Committee.

Michael Liik, P. Eng, MBA is currently President of Liikfam Holdings Inc., an investment/venture capital company. He has a record of investing in and leading both early-stage and high-growth Canadian public companies including Cymat Corp. and Slater Steel. Mr. Liik is both a Professional Engineer and an MBA

Brian D. Clewes is a twenty-seven year veteran of the insurance industry; he is currently a principal in Clewes & Associates Life Insurance Consultancy Inc., the largest supplier of benefits consulting services to Ontario Chartered Accounting firms. Mr. Clewes is an outstanding entrepreneur with solid connections in the angel financing community. Mr. Clewes is a Chartered Life Underwriter, a Certified Financial Planner, and a Chartered Financial Consultant.

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

Richard Callander is the President of EcoRock Asset Management, an investment manager and President and Managing Partner of Razor Capital Partners, a corporate advisory. Mr. Callander has managed both large and small cap equities and provided financial advice for over 25 years with a particular focus on providing guidance and raising capital for pre-public and small capitalization public companies. He was previously a partner with one of Canada’s largest investment counseling firms.

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

Under the current financial circumstances, executives and directors or their affiliate companies often elect to take all or part of their compensation in the form of restricted common stock, or options to acquire common stock of the Company.  An individual or entity that receives common stock of the Company in lieu of cash is still responsible to pay tax on the income earned in the current fiscal year even though the shares issued are restricted from trading for a minimum of one year or longer.  In Canada, the personal income tax rate is higher in most cases than the corporate tax rate.  This benefit does not limit the Company’s ability to deduct the compensation in any way.

(1)	Paid in Cash

	2009	2008	2007
Jiri Nor	—	—	4,000
Anthony Durkacz	—	—	4,000
Liikfam Holdings Inc. (1)	28,447	27,315	25,000
Michael Liik	—	—	54,000
397230 Ontario Limited (2)	—	—	40,000
Brian Clewes	28,447	27,315	4,000
Arthur Laudenslager	28,447	27,315	29,000
Stirling Partners (3)	28,447	27,315	25,000
Howard Drabinsky	—	27,315	1,000
Lang Michener	—	—	25,000
Chris Besant	28,447	27,315	1,000
Total	142,235	163,890	212,000

(1) Liikfam Holdings Inc. is an Ontario Corporation owned and controlled by Michael Liik, the CEO and Director of Carthew Bay Technologies.

(2) 397230 Ontario Limited is an Ontario Corporation owned and controlled by Brian Clewes, an Officer and Director of Carthew Bay Technologies.

(3)  Stirling Partners is an Ontario Corporation owned and controlled by Rick Callander, a Director of Carthew Bay Technologies.

2)	Paid in Shares

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

Note 3. Liikfam Holdings is an Ontario Corporation owned and controlled by Michael Liik, the CEO and Director of Carthew Bay Technologies.

In 2007, we issued to related parties, 1,838,732 shares for professional services for a value of $374,533. These shares and amounts were issued to the following entities or individuals:

Individual or Entity	# of Shares	$ Value
Liikfam Holdings (Note 3)	505,982	41,667
Director - A. Laudenslager	389,845	32,103
Director – Brian Clewes	420,021	34,586
Director – Michael Liik	400,021	32,941
Director – Anthony Durkacz	61,432	5,059
Director – Jiri Nor	61,431	5,059
Total	1,838,732	151,415

In 2008, we issued to Macnor Corp, a related party, 3,000,000 shares for professional services for a value of $101,875.

Directors

(2)       Currently, the compensation arrangement for the Directors is as follows:

An annual fee of $25,000 payable in cash or options to acquire common stock of the Company plus an option grant of 508,697 Shares exercisable at US$0.027 which vest upon the successful completion of an RTO transaction.

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

(5)        Options and Warrants outstanding as at June 24, 2010

The following table outlines the options that are outstanding as of June 24, 2010 of the directors and senior management or their affiliates of the Company:

Name	Number of Shares	Exercise Price		Expiry
Michael Liik (1)	508,697	US$	0.026	09/06/2012

Brian Clewes (1)	508,697	US$	0.026	09/06/2012

Arthur Laudenslager (1)	508,697	US$	0.026	09/06/2012

Christopher Besant (1)	508,697	US$	0.026	09/06/2012

Richard Callander (1)	508,697	US$	0.026	09/06/2012

Howard Drabinsky (1)	508,697	US$	0.026	09/06/2012

Howard Drabinsky (2)	2,400,000	US$	0.0132	04/03/2015

Options to Directors and Officers will become vested as follows:

1)         Upon successful completion of the acquisition of a suitable company. Without limitation the Board has determined that upon the closing of the Colorep transaction described in the LOI, tabled at the Board meeting of February 26, 2010, the options are vested.

2)         Upon issue as issued on account of Directors’ Fees.

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

The Company currently has no employees.

E.         SHARE OWNERSHIP.

The following table lists, as of June 24, 2010, the beneficial share holdings (see (4)) in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

Name	Options, Warrants or Agreements Vested	Directly Owned	Total Owned included Vested Amounts	Percent of Class
Brian Clewes (1)	2,712,704	6,137,295	8,849,999	11.58%
Arthur Laudenslager		755,796	755,796	.99%
Michael Liik (2)	4,546,174	11,359,160	15,905,334	20.82%

	7,258,878	18,252,251	25,511,129	33.39%

(1)	Includes (i) 711,887 Common shares held by Brian Clewes and (ii) 8,138,112 owned by 397230 Ontario Limited, and (iii) 2,712,704 shares held in Escrow.

(2)	Includes (i) 524,211 Common shares held by Michael Liik and (ii)10,834,949 Common shares by Liikfam Holdings Inc. and (iii) 4,546,174 shares held in Escrow.

All the individuals included in the table above are beneficial owners as defined in General Instruction F to this form 20-F.  Each person in the above table either owns or has the right to acquire the common shares within 60 days by options, warrants or other agreement.

ITEM 7.

 MAJOR SHAREHOLDERS AND RELATED AND NON-RELATED PARTY TRANSACTIONS.

A.     MAJOR SHAREHOLDERS.

The following table lists, as of June 24, 2010, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

Name of Beneficial Owner	Amount and Nature of Class	Percent
Brian Clewes	6,137,295	8.03%
Jiri K. Nor (1)	7,243,446	9.48%
Michael Liik	11,359,160	14.87%
ACME Global Inc.	4,801,747	6.28%

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

(2)    Amounts owing to Directors and Officers:

Payables and accruals as at December 31, 2009 include the following amounts:

	Position in	Amount	Amount	Amount
Entity	Company	2009	2008	2007

Arthur Laudenslager	Director		5,075
Brian Clewes	Director	13,082	5,075	25,000
Chris Besant	Director	13,083	5,075	25,000
Richard Callander	Director		5,075
Fortius Research and Trading	Controlled by A.D.
Howard Drabinsky	Director	26,165	5,075
Liikfam Holdings Inc.	Controlled by M.L.		5,075
		$52,330	$30,450	$50,000

(3)       Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:

	Position in	Amount	Amount	Amount
Entity	Company	2009	2008	2007

Brian Clewes (BC)	Director	28,448	27,316	49,005
Anthony Durkacz(AD)	Director & Officer			9,059
Fortius Research and Trading	Director Controlled by A.D.			48,733
Arthur Laudenslager	Director	28,448	27,315	46,122
397230 Ontario Limited	Controlled by B.C.	147,574	126,397	40,000
Howard Drabinsky (HD)	Director	28,448	27,315	1,000
Lang Michener	For HD			10,417
Rick Callander (RC)	Director			1,000
Chris Besant	Director	28,448	27,315	11,417
Stirling Partners	Controlled by R.C.	28,448	27,315	10,417
Liikfam Holdings Inc.	Controlled by M.L.	176,020	143,712	118,750
Macnor Corp. re Jiri Nor	Controlled by J.N.			93,330
Macnor Corp re Peter Nor	Controlled by J.N.			56,000
Michael Liik (ML)	Director			36,941
Jiri Nor	Director & Officer			9,059
		$465,834	$406,685	$541,250

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

In January 2008, 625,000 were issued to Ardour Capital Investments, LLC due at the conclusion of their financial consulting agreement at October 26, 2007. In June 2008, 213,334 shares were issued to non-related parties in settlement of amounts owing.

There were no shares issued to Non-Related Parties during the year ended December 31, 2009.

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

ITEM 9. THE OFFER AND LISTING.

MARKETS AND PRICE HISTORY OF THE COMPANY'S STOCK.

As of June 24, 2010, the Company had 234 stockholders of record for its Common Shares and 76,404,648 Common Shares were issued and outstanding. The Company believes that there are a considerable number of beneficial holders of the Common Shares, as a substantial number of Common Shares are held of record by principal depositories in Canada and the United States. As at June 24, 2010, the shareholder list showed 269 registered shareholders holding a total of 76,404,648 Common Shares, 14,250,721 Common Shares in the name of Cede & Co and 24,292,623 Common shares in the name of CDS & Co (the depository in Canada).

The Common Shares were previously traded in Canada on the Canadian Dealing Network (CDNX), but presently has an inactive listing on the CDNX.  Since June 20, 2001, the Company's Common Shares have been posted for trading on the O.T.C. Bulletin Board under the symbol CWBYF. The quarterly high and low prices for the past two fiscal years are tabulated below:

2008	High	Low

First	.042	.026
Second	.05	.02
Third	.04	.021
Fourth	.02	.003

2009
First	.01	.005
Second	.015	.007
Third	.019	.009
Fourth	.02	.006

The following table sets forth the high and low market prices for each of the past 4 months:

2010	High, US$ /share	Low, US$ /share

January	.014	.007
February	.014	.01
March	.014	.005
April	.02	.013

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

On March 26, 2010, the Company made changes to the Success/M&A Fee originally approved in December 2007.  Upon Shareholder approval of the conversion discussed below, the previously issued 21,821,632 shares held in escrow (note 6(a)) will be released as well as a cash payment of $150,000. On March 26, 2010 the CEO agreed to surrender 2,543,485 options and the CFO agreed to surrender 1,526,091 options as well as 254,348 Finder’s Fee options granted in 2007.

The Company has entered into the Amended and Restated Convertible Debenture of Colorep (which replaces the Debentures) and the Amended and Restated Agreement and Plan of Merger (which replaces the Original Agreement and Plan of Merger), both of which are made and effective as of March 31, 2010.  The Amended and Restated Convertible Debenture and the Amended and Restated Agreement and Plan of Merger were entered into at the request of Colorep (i) to facilitate its immediate financing needs, and (ii) because the Company was able to negotiate an amendment fee.  The Amended and Restated Convertible Debenture requires the Company to hold a shareholder’s meeting at the earliest possible date to approve above amendments.

The Amended and Restated Convertible Debenture provides that all outstanding principal and unpaid interest will be due on March 31, 2012 and will bear interest at a rate of one percent (1%) per month until such time.  In exchange for the Company’s agreement, Colorep agreed to pay an amendment fee of US $100,000 (the “Amendment Fee”), payable in the amount of US $50,000 immediately and US $50,000 on April 30, 2010, to be credited against the cash payment obligation set forth in (iv) below.  The amended and Restated Convertible Debenture also provides that, immediately upon approval by the Shareholders of the Special Resolution described under the heading “Special Resolution” below:

i)  all outstanding principal and unpaid interest and all other amounts owed by Colorep to the Company will be converted into: (a) 714,005 shares of Series C preferred stock of Colorep (convertible into shares of common stock at a rate of ten shares of common stock for each share of Series C Preferred Stock) – which represent approximately 4.52% of the outstanding securities of Colorep, calculated on an as-converted into common shares basis (fully diluted in accordance with US GAAP) or 2.58% of the outstanding shares of Colorep calculated on an as-converted into common shares basis (fully diluted including all warrants); (b) warrants to purchase 7,140,050 shares of common stock of Colorep to be exercisable at US $0.378 per share for a period of five years from issuance – which represent approximately 2.58%  of the outstanding shares of Colorep calculated on an as-converted into common shares basis (fully diluted including all warrants) (these warrants are not included pursuant to US GAAP); and (c) 2,697,392 shares of Common Stock of Colorep – which represent approximately 1.71% of the outstanding shares of Colorep, calculated on an as-converted into common shares basis (fully diluted basis in accordance with US GAAP) or 0.97% of the outstanding common shares of Colorep calculated on an as-converted basis (fully diluted including all warrants);

ii)  the shares of Series C preferred stock and warrants to purchase common stock of Colorep issued pursuant to (i) will be subject to adjustment pursuant to applicable anti-dilution provisions in favour of the Company;

iii)  a conversion fee of US $500,000 payable out of financings would accrue to the Company and be payable in two portions without interest: (a) upon consummation of Colorep’s next Company Financing Event (as defined in the Amended and Restated Convertible Debenture), an amount equal to 10% of the proceeds of the financing; and (b) the balance due, if any, upon consummation of any subsequent Company Financing Event;

iv)  US $30,000 per month would accrue to the Company until the date of effectiveness of a Form 10 filing by Colorep registering its Common Stock pursuant to Section 12 of the U.S. Exchange Act (subject to a minimum of US $150,000 and a maximum of US $184,931), payable as follows: (a) application of the paid Amendment Fee as an advance against subsequent accruals; and (b) any accrued and unpaid balance of the accruals payable concurrent with consummation of each Company Financing Event subsequent to the closing of the conversion;

v)  5% of the Original Issuance Price (as defined in the Amended and Restated Convertible Debenture) would accrue to the Company per annum per Series C Share issued in conjunction with the conversion, until conversion of the Series C Shares at the Company’s option or automatically upon the common stock of Colorep becoming freely tradable (as applicable), and payable by Colorep concurrent with conversion of the Series C Shares in either cash or additional Series C Shares (to be immediately converted) at Colorep’s option;

vi)  Colorep would be required to issue additional warrants to purchase shares of Common Stock of Colorep and pay a $25,000 cash penalty to the Company in the event that it fails to timely pay any amount due under item (iii) or item (iv) above;

vii)  pursuant to the terms of its Series C Shares of Colorep, the Company will be entitled to elect one member of the board of directors of Colorep until such time as less than fifty and one tenth percent (50.1%) of such shares are outstanding;

viii)  the Company will be granted certain participation rights, information rights and other rights pursuant to a third amended and restated investors’ rights agreement: and

ix)  the Company will be granted certain registration and other rights pursuant to a third amended and restated registration rights agreement

The Amended and Restated Agreement and Plan of Merger provides Colorep with the option to determine whether or not to proceed with the RTO, which Colorep must exercise on or before December 31, 2010.  The Company does not have any right to trigger or enforce the Amended and Restated Agreement and Plan of Merger with respect to the conduct and completion of the RTO in the absence of Colorep exercising its option to proceed with the RTO.  If Colorep does not exercise its option to proceed with the RTO prior to December 31, 2010, the Amended and Restated Agreement and Plan of Merger shall terminate and the parties will have no further obligations to conduct or complete the RTO.  If Colorep does exercise its option to proceed prior to December 31, 2010, the RTO would be conducted and completed pursuant to the Amended and Restated Agreement and Plan of Merger and a further special meeting of the shareholders of the Company would be convened to obtain any additional approvals of the shareholders of the Company that may be required with respect thereto.

On May 6, 2010, CBT announced that the shareholders voted overwhelmingly to approve the conversion of the Company’s debt investment in Colorep Inc. into various equity securities of Colorep and cash payments at the Special Meeting of Shareholders. The Company also announced that it had formed an Advisory Board made up of Messrs. Jiri Nor, Atul Sabharwal, and Michael Stein. The Company further announced that its Chief Executive Officer and Chief Financial Officer have today agreed to amend their success fee arrangement in connection with the approval of the transaction with Colorep.  As a result, 1/3 of the 21,776,632 common shares in the capital of the Company which were to be released from escrow today to the Chief Executive Officer and Chief Financial Officer of the Company (as more fully described in the management information circular prepared in connection with the special meeting of shareholders of the Company held today) will continue to be held in escrow until such time when, over a period a 5 consecutive business days, the simple average of the closing prices of the Company’s shares on the principal stock exchange or stock quotation system on which such stock trades is equal to or greater than U.S. $0.11¢.  However, if the shares remaining in escrow are not released on or before May 6, 2015 they shall be surrendered to the Company and cancelled.

The Consulting Agreement between CBT and Macnor was amended on May 6, 2010 so that there will be no minimum number of consulting service days, the options previously granted will be surrendered for cancellation such that Macnor Corp. will retain options to purchase 416,666 common shares of CBT. The term of the agreement was also amended so that the initial term of the agreement will be for one year subject to renewal upon mutual agreement.

On May 20th, CBT announced that it had completed the conversion of the Company’s debt investment in Colorep, Inc., into various securities and cash payments.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company s internal control over financial reporting occurred during the year ended December 31, 2009, that materially affected, or is reasonably likely to materially affect, the Company s internal control over financial reporting.

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

C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended 2009 and 2008, the audit fees were CDN $27,500 and CDN $45,900.   For the years ended 2009 and 2008, the tax related fees for the principal accountants were CDN $NIL and CDN $NIL.  The Company’s audit committee’s pre-approval of audit fees is discussed in advance with the principal accountant and the audit committee. If there are any adjustments, they are approved by the audit committee.

E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

The following documents are filed as Attachment A hereto and are included as part of this Form 20-F.

CARTHEW BAY TECHNOLOGIES INC. (FORMERLY ASTRIS ENERGI INC.) CONSOLIDATED FINANCIAL STATEMENTS

Description of Document:
Auditors' Report for the year ended December 31, 2009.
Auditors' Report for the year ended December 31, 2008.
Auditors' Report for the year ended December 31, 2007.
Auditors’ Report for the year ended December 31, 2006.
Auditors’ Report for the year ended December 31, 2005.
Balance Sheets for the year ended December 31, 2009 and 2008.
Statements of Loss and Deficit for the years ended December 31, 2009, 2008 and 2007.
Statements of Cash Flows for the years ended December 31, 2009 and 2008.
Notes to Financial Statements for the year ended December 31, 2009, 2008 and 2007.

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

10.34*    Consulting Agreement with Macnor Corp dated May 22, 2008.

10.35*    Letter Agreement with Colorep dated October 27, 2008.

10.36*    Amendments to Agreement of Plan and Merger and all related documents with Colorep dated October 27, 2008.

10.37*    Amending Agreement to Amendments to Agreement and Plan of Merger and all related documents with Colorep dated November 4, 2008.

10.38*    Amendments to the Note Purchase Agreement, Secured Debenture Agreement and Security Agreement with Colorep dated November 11, 2008.

10.39*    Security Agreement with Colorep dated November 21, 2008.

10.40*    Subordination and Intercreditor Agreement with PNC Bank dated December 5, 2008.

10.41*    Amendment to Note Purchase Agreement with Colorep dated December 5, 2008.

10.42*    Amended and Restated Agreement and Plan of Merger with Colorep dated March 31, 2010.

10.43*    Amended and Restated Secured Convertible Debenture with Colorep dated March 31, 2010.

12.1 and 12.2 302 CERTIFICATION

13.1 and 13.2 SECTION 906 CERTIFICATION

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
President and Chief Executive Officer
Date: June 24, 2010

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)

Financial Statements
(Canadian Dollars)
December 31, 2009, 2008 and 2007

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)

INDEX

December 31, 2009, 2008 and 2007

PAGE

INDEPENDENT AUDITORS’ REPORT	2-3

FINANCIAL STATEMENTS

Balance Sheets - Statement I	4

Statements of Operations and Deficit - Statement II	5

Statements of Cash Flows – Statement III	6

NOTES TO THE FINANCIAL STATEMENTS	7 – 31

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)

We have audited the balance sheets of CARTHEW BAY TECHNOLOGIES INC. (Formerly Astris Energi Inc.) as at December 31, 2009 and 2008 and the statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The statements of operations and deficit and cash flows for the year ended December 31, 2007 were audited by other auditors whose report dated April 24, 2008, expressed an unqualified opinion on those financial statements.

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 28, 2010

The accompanying notes are an integral part of these financial statements.	Page 2

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 28, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the financial statements.

/s/ MSCM LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 28, 2010

The accompanying notes are an integral part of these financial statements.	Page 3

CARTHEW BAY TECHNOLOGIES INC.   Statement I
(Formerly Astris Energi Inc.)
Balance Sheets
As at December 31, 2009 and 2008
(Canadian Dollars)

	2009	2008
ASSETS
CURRENT
Cash and cash equivalents	$211,389	$479,531
Interest and support receivable (notes 3 (iii) and 14)	—	54,477
Government taxes receivable	16,152	6,668
Prepaid expenses	18,853	18,853
Loan receivable – ECOM Financial Corp (note 4)	26,165	—
Convertible debenture in Colorep Inc. (notes 3 and 14)	—	2,436,000
	272,559	2,995,529

Interest and support receivable (notes 3 (iii) and 14)	526,481	—
Convertible debenture in Colorep Inc. (notes 3 and 14)	2,093,200	—

	$2,892,240	$2,995,529

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (note 9)	$102,946	$50,450

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (note 6(a))	10,978,448	10,978,448
CONTRIBUTED SURPLUS (note 6(a))	6,236,567	6,236,567
DEFICIT – Statement II	(14,425,721)	(14,269,936)
	2,789,294	2,945,079

	$2,892,240	$2,995,529

Approved on behalf of the Board:

/s/ Brian D. Clewes	(Director)	/s/ Michael Liik	(Director)

The accompanying notes are an integral part of these financial statements.	Page 4

CARTHEW BAY TECHNOLOGIES INC.	Statement II
(Formerly Astris Energi Inc.)
Statements of Operations and Deficit
For the Years Ended December 31, 2009, 2008 and 2007
(Canadian Dollars)

	2009	2008	2007

REVENUE
Sales	$—	$—	$31,290

EXPENSES
Research and development (recovery)(note 2)	(28,785)	(131,383)	(31,418)
General and administrative (notes 3(iii) and 9)	155,876	554,712	1,076,232
Professional fees (notes 3(iii) and 9)	21,893	148,426	370,795
Interest and financing costs	—	—	348,913
Amortization of capital assets	—	—	39,788
Amortization of debenture financing costs	—	—	261,677
Loss on derivative liability	—	—	473,146
	148,984	571,755	2,539,133

LOSS FROM OPERATIONS	(148,984)	(571,755)	(2,507,843)

OTHER INCOME (EXPENSE)
Interest income (note 3)	393,165	268,450	—
Foreign exchange (loss) gain	(399,966)	479,994	—
Gain on sale of assets (note 1)	—	—	4,502,931
	(6,801)	748,444	4,502,931

NET (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME FOR THE YEAR	(155,785)	176,689	1,995,088

DEFICIT, BEGINNING OF YEAR	(14,269,936)	(14,446,625)	(16,441,713)

DEFICIT, END OF YEAR	$(14,425,721)	$(14,269,936)	$(14,446,625)

Net (Loss) Income per Common Share – Basic (note 6)	$(0.00)	$0.00	$0.04
Net (Loss) Income per Common Share – Diluted (note 6)	$(0.00)	$0.00	$0.02

Weighted Average Number of Common Shares Outstanding – Basic (note 6)	54,628,016	52,796,804	52,008,940
Weighted Average Number of Common Shares Outstanding – Diluted (note 6)	54,628,016	64,873,293	90,531,825

The accompanying notes are an integral part of these financial statements.	Page 5

CARTHEW BAY TECHNOLOGIES INC.	Statement III
(Formerly Astris Energi Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007
(Canadian Dollars)

	2009	2008	2007

OPERATING ACTIVITIES
Net income (loss) for the year	$(155,785)	$176,689	$1,995,088
Items not requiring cash
Amortization of capital assets	—	—	39,788
Amortization of debenture financing costs	—	—	261,677
Imputed interest – amortization of debt discount	—	—	218,852
Consulting and professional fees paid in
capital stock	—	30,925	151,415
Consulting fees paid in capital stock to
related parties	—	101,875	—
Options issued to non-employee	—	83,779	143,211
Loss on derivative liability	—	—	473,146
Unrealized foreign exchange loss (gain)	341,635	(436,000)	—
Gain on sale of assets	—	—	(4,502,931)
Net change in non-cash working capital
balances related to operations (note 7)	(428,992)	(22,168)	38,627

	(243,142)	(64,900)	(1,181,127)

INVESTING ACTIVITIES
Convertible debenture in Colorep Inc.	—	(2,000,000)	—
Purchase of property, plant and equipment and patents	—	—	(63,306)
Proceeds from sale of assets	—	—	3,035,560
Loan receivable ECOM Financial Corp	(25,000)	—	—

	(25,000)	(2,000,000)	2,972,254

FINANCING ACTIVITIES
Redemption of common shares	—	—	(4,800)
Repayment of obligation under capital lease	—	—	(6,641)
Proceeds from advances payable	—	—	742,664

	—	—	731,223

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(268,142)	(2,064,900)	2,522,350

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	479,531	2,544,431	22,081

CASH AND CASH EQUIVALENTS, END OF YEAR	$211,389	$479,531	$2,544,431

Note 7 – Supplemental Disclosure of Cash Flows

The accompanying notes are an integral part of these financial statements.	Page 6

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

1.	DESCRIPTION OF BUSINESS AND GOING CONCERN

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

On August 1, 2007, the Company sold substantially all its assets, including its wholly-owned subsidiaries, to MKU Canada Inc., an arm’s-length third party.  MKU Canada Inc. is a wholly-owned subsidiary of MKU Cyprus Ltd.  The transaction included the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) US$3,064,363 in cash ($3,216,049 Canadian); ii) forgiveness of US$1,225,000 and $380,000 Canadian of face value  secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with US$210,000 ($234,558 Canadian) of accrued interest; iii) an option for the Company, for a consideration of $1 to purchase 4,248,750 of its own shares; iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000 ($642,700 Canadian).  The Company exercised the option to reacquire and cancel the 4,248,750 of its own shares.

The Company changed its name to Carthew Bay Technologies Inc. on August 17, 2007.

On May 23, 2008, the Company signed a share exchange agreement with Colorep Inc. whereby shares of the Company will be exchanged for all the issued and outstanding shares of Colorep Inc. under terms that constitute a reverse takeover (“RTO”).  On March 31, 2010, the agreement was fundamentally changed, refer to notes 3 and 14.

Going Concern

These financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company currently has no commercial operations and has no assets other than cash and cash equivalents and investments, these conditions raise substantial doubt about the ability of the company to continue as a going concern.

Management proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of regulatory and, if required, shareholder approval.  When an acquisition or participation is identified, additional funding may be required. The ability of the Company to fund its potential future operations and commitments is dependent upon the ability of the Company to obtain additional financing and on its ability to monetize its investments. However, no assurance can be made that management will be successful in fulfilling all components of its plan. The failure to achieve these plans will have a material adverse effect on the Company’s financial position, results of operations and ability to continue as a going concern.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

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

2062540 Ontario Inc. and Astris s.r.o. were sold on August 1, 2007 (see note 1).

Cash and Cash Equivalents

Cash consists of cash at banks and on hand; cash equivalents consist of highly liquid short-term investments, which may be settled on demand without penalty or within a maximum 90-day period from the date of purchase.

Revenue Recognition

In fiscal 2007, revenues from the sale of fuel cell products and related components were recognized when there was persuasive evidence of an arrangement, goods had been delivered, the fee was fixed or determinable and collection was reasonably assured.   Revenues relating to engineering and testing services were recognized at the time services were rendered.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
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

	2009	2008	2007

Canadian SRED credits received	$28,785	$131,383	$388,886

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

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Financial statement items subject to significant management judgment include revenue recognition, the valuation of convertible debenture in Colorep, the completeness of accounts payable and accrued liabilities, the valuation of stock-based compensation, warrant valuation and future income taxes.  Actual amounts could differ from management’s estimates.

Financial Instruments

At December 31, 2009, the Company’s financial instruments comprise cash and cash equivalents, interest and support receivable, loan receivable – ECOM Financial Corp., convertible debenture in Colorep Inc. and accounts payable and accrued liabilities.

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

The Company has designated cash and cash equivalents as held-for-trading, which is measured at fair value. Interest and support receivable, loan receivable – ECOM Financial Corp and convertible debenture in Colorep Inc. are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Stock-based Compensation

The Company has in effect a Stock Option Plan (“the Plan”), which is described in note 6.  Stock options are accounted for using a fair value-based method.  Fair value is calculated using the Black-Scholes model with the assumptions described in note 6.  On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
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

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in Accounting Policies

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook section 3064, "Goodwill and Intangible Assets" that replaces section, 3062, “Goodwill and Other Intangible Assets” and 3450, "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier adoption encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this standard on January 1, 2009 had no impact on the financial statements of the Company for the year ended December 31, 2009.

Fair value hierarchy and liquidity risk disclosure

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures” (“Section 3862”), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.  The three levels of fair value hierarchy under Section 3862 are:

Level 1	-	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	-	Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3	-	Inputs for assets or liabilities that are not based on observable market data.

As at December 31, 2009 and 2008, the Company’s only financial instruments measured at fair value are cash and cash equivalents, using the Level 1 criteria above.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

3.	CONVERTIBLE DEBENTURE IN COLOREP INC.

On March 31, 2010, the Company and Colorep entered into an Amended and Restated Convertible Debenture agreement (the “March 31, 2010 Amendment”). The March 31, 2010 Amendment fundamentally changes previous agreements with Colorep. Details of the March 31, 2010 Amendment are described further in note 14.

Details of the agreement with Colorep prior to the above noted March 31, 2010 Amendment are as follows:

i)
On December 10, 2007, the Company announced that it had executed a letter of intent (“LOI”) with Colorep Inc. (“Colorep”) relating to a transaction whereby shares of the Company would be issued in exchange for all of the issued and outstanding shares of Colorep under terms that constitute a reverse takeover (“RTO”) pursuant to Emerging Issue Committee abstract EIC-10, Reverse Takeover Accounting, of the CICA Handbook.  Following the successful completion of the RTO, the Company would become the legal parent of Colorep, and the existing shareholders of Colorep would acquire control of the combined enterprise.  Successful completion of the RTO would be subject to several conditions as discussed below.

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

On May 23, 2008, the Company and Colorep signed an agreement and plan of merger pursuant to which the existing Company's shareholders would hold 7.548% of the post-RTO common stock of the surviving company.

On October 27, 2008, the Company and Colorep amended the merger agreement.  In exchange for the Company agreeing to extend the closing deadline of the RTO to June 30, 2008, Colorep increased the ownership percentage of the post-RTO company held by the current Company shareholders such that upon closing of the RTO transaction, the Company shareholders would hold 12.753% of the post-RTO common stock of the surviving company, based upon the current issued and outstanding shares of Colorep.  In addition, in the event that Colorep issued additional shares or securities convertible into shares of Colorep prior to the RTO, the Company would be granted dilution protection such that in no event would the interest of the current Company shareholders in the surviving company fall below 8% of the issued and outstanding post-RTO common stock of the surviving company (based on the current issued and outstanding shares of Colorep), or 5.3% of the post-RTO ownership of the surviving company, as calculated on a fully diluted basis.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

3.	CONVERTIBLE DEBENTURE IN COLOREP INC. (continued)

ii)
Pursuant to the LOI, the Company invested $2,093,200 (US$2,000,000) in two equal tranches into secured convertible debentures (the “Debentures”) of Colorep.  The Debentures were initially secured by all the assets of Colorep.  The Company advanced the first US$1,000,000 on February 1, 2008 upon execution of a binding share exchange agreement.  The second tranche of US$1,000,000 occurred on May 23, 2008 upon the signing of the definitive share exchange agreement between the Company and Colorep.  The Debentures were due on April 30, 2008, but extended to June 30, 2008 by agreement.  The amendment to the merger agreement dated October 27, 2008 extended the expiry of the Debentures to June 30, 2009 and subordinated the Debentures to Colorep's indebtedness with PNC Credit Corp. of US$4,165,850 relating to two term loans and up to US$5,500,000 on a revolving credit facility.  Interest was due at 1% per month commencing February 1, 2008.  The amended merger agreement increased the interest rate to 1.5% per month.

On June 22, 2009, the Company announced that it had agreed with Colorep to extend the due date of the Debentures and the completion date of the RTO to April 30, 2010, subject to Colorep facilitating the Company’s filing of a Form F-1 Registration Statement with the SEC on or before October 31, 2009 (which requirement was waived in the November 11, 2009 amendment described below).  In exchange for the Company agreeing to extend the completion date of the RTO from June 30, 2009 to April 30, 2010, Colorep agreed to advance a further $250,000 of interest and overhead contributions owing under the agreements.

On November 11, 2009, the Company agreed with Colorep to further extend the maturity date of the Debentures to June 30, 2010, subject to the condition that if the parties did not execute a mutually agreeable amendment to the Original Agreement and Plan of Merger prior to December 2, 2009, that due date would automatically change to February 28, 2010.  In exchange for the Company agreeing to this extension, Colorep agreed to advance a further $200,000 to the Company in November, 2009.

The Amended and Restated Agreement and Plan of Merger provided Colorep with the option to determine whether or not to proceed with the RTO, which Colorep must exercise on or before December 31, 2010.  The Company does not have any right to trigger or enforce the Amended and Restated Agreement and Plan of Merger with respect to the conduct and completion of the RTO in the absence of Colorep exercising its option to proceed with the RTO.

During the year ended December 31, 2009, the Company earned interest income of $393,165 (US$360,000) on the Debentures (2008 - $237,600 (US$200,000); 2007 - $NIL (US$NIL)).

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

3.	CONVERTIBLE DEBENTURE IN COLOREP INC. (continued)

iii)
Also under the terms of the merger agreement, beginning in August 2008, Colorep agreed to support the operations of the Company at a rate of $20,000 per month to October 2008.  This amount was increased to $30,000 per month thereafter.  During the year ended December 31, 2009, the Company charged Colorep support fees totaling $412,200 (US $360,000) (2008 $142,560 (US $120,000); 2007 - $NIL) as well as legal and accounting costs in the amount of $82,296 (US $68,643) (2008 $37,691; 2007 - $NIL).  The Company has recorded these reimbursements as reductions of general and administrative expense and professional fees, respectively.

At December 31, 2009 and 2008, interest and support fees receivable were $526,251 (US $502,820) and $54,477 (US $44,727), respectively.

iv)
In conjunction with the proposed RTO, the Board of Directors of the Company approved a Success Fee payable to its CEO and CFO amounting to an estimated $1,150,000.  The success fee would be earned upon closing of the Colorep RTO transaction and payable as a combination of cash remaining in the Company immediately prior to the RTO transaction and treasury shares of the Company issued at a price equivalent to the value per share to be received by the shareholders of the Company as a consequence of the RTO.  The fee would be increased by $500,000, determined three months after closing of the RTO transaction and based upon the performance of the post-RTO shares.  In the event that the price of the post-RTO shares would be between $0.70 per share equivalent value and $1.00 per share, the additional $500,000 fee would be pro-rated.  This fee would be payable in treasury shares of the Company.

During the year ended December 31, 2008 the Company issued 21,776,632 shares to the two officers in connection with the success fee.  These shares are being held in escrow and will be returned to treasury if the transaction is not completed.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

4.	LOAN RECEIVABLE – ECOM FINANCIAL CORP.

On November 13, 2009, the Company advanced US $25,000 by way of a Promissory Note to ECOM Financial Corp.  This loan bears interest at 8% per annum, is unsecured and is due May 13, 2010.

5.	INCOME TAXES

The Company has non-capital tax losses carried forward of approximately $7,424,248.  If unused, these tax losses will expire approximately as follows:
2014	$2,438,014
2015	3,029,946
2026	1,835,441
2028	120,847

$7,424,248

The Company has unclaimed scientific research and experimental development (“SRED”) tax pools in Canada of $1,771,697, which are available to offset future taxable income.  These SRED amounts have an unlimited carry forward period.

The tax effect of significant temporary differences is as follows:

	2009	2008	2007

Net (loss) income before income taxes	$(155,785)	$176,689	$1,995,088
Statutory income tax rate	33%	33.50%	36.12%

Income tax (recovery) provision at statutory rate	(51,409)	59,191	720,626
Non-taxable gain	—	—	(813,229)
Non-deductible expenses	—	72,554	566,160
Application of non-capital losses applied	—	—	(473,533)
Change in tax rate	367,838	499,272	—
Change in valuation allowance	(316,429)	(631,017)	(24)
Income tax expense	$—	$—	$—

The components of the Company’s net future income tax assets are as follows:

	2009	2008	2007

Statutory income tax rate	25.00%	29.00%	33.5%

Non-capital losses and unclaimed SRED	$2,401,741	$3,050,090	$3,716,800
Valuation allowance	(2,401,741)	(3,050,090)	(3,716,800)

Net future income tax asset	$—	$—	$—

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

a)    Share capital

Share capital comprises the following:

Authorized
Unlimited common shares
10,000,000 preferred shares

Issued and outstanding

At December 31, 2009 and 2008, 54,628,016 common shares were issued and outstanding.

The weighted average number of common shares outstanding during 2009 was 54,628,016 (2008- 52,796,804; 2007 – 52,008,940).  The weighted average number of fully diluted common shares outstanding during 2009 was 54,628,016 (2008 – 64,873,293; 2007 – 90,531,825). No effect has been given to the contingently returnable shares of 21,776,632 in the calculation of diluted net loss per share for the 2009 fiscal year as the effect is anti-dilutive.

Potential dilutive securities excluded from the computation of diluted (loss) earnings per share are stock options (2009 – 9,630,455; 2008 – 9,630,455; 2007 – 9,130,455) and warrants (2009 – nil; 2008 – 7,003,310; 2007 – 12,003,310).

No preferred shares have been issued.

   Share and stock option transactions during the years ended December 31, 2008 and 2009 were as follows:

		Share
	Number of	Capital	Contributed
	Shares Issued	Amount	Surplus

Balance, December 31, 2007	50,789,682	$10,845,648	$6,152,788

Valuation of options issued in 2009 to settle debt obligations	—	—	17,500
Issued as payment for consulting fees to related parties	3,000,000	101,875	—
Stock-based compensation expense relating to options granted in 2008	—	—	66,279
Issued as payment for consulting fees and settle debts owing to non related parties	838,334	30,925	—
Contingently returnable shares issued in advance for success fee on RTO and held in escrow (note 3(iv))	21,776,632	—	—

Balance, December 31, 2009 and 2008	76,404,648	$10,978,448	$6,236,567

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)	Stock option plan

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

i)	Stock options granted

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

During the year ended December 31, 2008, the Company issued 500,000 options to a former director to settle debt obligations under the following terms:  Exercise price US $0.035; expiring June 23, 2013; vesting immediately. No stock options were granted in the year ended December 31, 2009.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)	Stock option plan (continued)

ii)    Stock options exercised

No stock options were exercised during the 2009 or 2008 fiscal year.

iii)  Stock option valuation

Stock options issued in the year ended December 31, 2008  were valued at $17,500 using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.40%; expected life of 5 years; expected volatility of 157%; dividend yield of 0% (2007 – 4.3%; 5 years; 142%; 0%; respectively).

During the year ended December 31, 2008, the Company expensed $17,500 in stock compensation costs.

Costs of the incentive options totaled $198,837 of which $99,418 was expensed in 2007 and $66,279 in 2008, leaving $33,140 to be expensed in the future.  As these relate to the closing of the RTO with Colorep (note 3), which did not close during the year, this amount will not be expensed until the final closing date.

iv)   Summary table
	Options for Common Shares	Weighted Average Exercise Price U.S.$

Balance, December 31, 2006	3,818,840	0.240

Options granted	9,130,455	0.026
Options exercised	—	—
Options cancelled	(3,818,840)	(0.240)

Balance, December 31, 2007	9,130,455	0.026

Options granted	500,000	0.035

Balance, December 31, 2009 and 2008	9,630,455	0.026

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)	Stock option plan (continued)

v) Weighted average remaining contractual life

The following table summarizes information about the Company’s stock options outstanding as at December 31, 2009:

Exercise Price US$	Number Outstanding at December 31, 2009	Weighted Average Exercise Price US$	Weighted Average Remaining Life in Years	Number Exercisable at December 31, 2009	Weighted Average Exercise Price US$

0.026 – 0.035	9,630,455	0.026	2.67	2,000,000	0.026

(c)	Common share purchase warrants

The following table illustrates the continuities of the Company’s warrants during the years ended December 31, 2008 and 2009:

Expiry	Price US$	Number Outstanding at December 31, 2007	Expired in 2008	Number Outstanding at December 31, 2008	Expired in 2009	Number Outstanding at December 31, 2009

January 2008	0.75	2,000,000	2,000,000	—	—	—
January 2008	0.92	2,000,000	2,000,000	—	—	—
January 2008	1.08	1,000,000	1,000,000	—	—	—
March 2009	0.19	1,344,500	—	1,344,500	1,344,500	—
April 2009	0.27	185,000	—	185,000	185,000	—
April 2009	0.19	3,486,000	—	3,486,000	3,486,000	—
April 2009	0.20	746,560	—	746,560	746,560	—
April 2009	0.30	1,241,250	—	1,241,250	1,241,250	—

		12,003,310	5,000,000	7,003,310	7,003,310	—

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

7.	STATEMENTS OF CASH FLOWS

(a)   The net change in non-cash operating working capital balances related to operations comprises the following:

	2009	2008	2007

Increase in amounts receivable, including interest and support receivable from Colorep	$(481,488)	$(58,378)	$(36,706)
Decrease (increase) in prepaid expenses	—	68,647	(28,851)
Decrease in inventory	—	—	15,026
Increase (decrease) in accounts payable and accrued liabilities	52,496	(32,437)	99,786
Decrease in deferred revenue	—	—	(10,628)

	$(428,992)	$(22,168)	$38,627

(b)   Supplementary disclosure of cash flows:
	2009	2008	2007

Transfer of capital lease obligations and corresponding property, plant and equipment upon sale (note 1)	$—	$—	$32,273
Conversion of convertible debentures	$—	$—	$29,568
Conversion of advances payable	$—	$—	$384,024
Increase in contributed surplus upon redemption of shares	$—	$—	$813,804

8.	SEGMENTED FINANCIAL INFORMATION

The Company is not currently involved in any business activities other than as described in notes 1 and 3. Prior to the sale of assets on August 1, 2007 (note 1), the Company was engaged in the design, development, manufacturing and sale of alkaline fuel cells, alkaline fuel cell systems, fuel cell and battery test loads and provided engineering and other services.

At December 31, 2009 and 2008, all of the Company’s assets and operations were located in Canada.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

9.	RELATED PARTY TRANSACTIONS AND BALANCES

During the year ended December 31, 2009, the Company incurred consulting expenses and directors’ fees for the services of certain directors in the amount of $465,834 (2008 - $406,685; 2007 - $541,200).

At December 31, 2009, accounts payable and accrued liabilities included fees payable to directors in the amount of $52,330 (2008 - $30,450).

During the year ended December 31, 2009 the Company paid legal fees of $44,843 to a law firm in which a Director of the Company is also a Partner (2008 - $104,815; 2007 - $132,323).

During the year ended December 31, 2007, the Company issued 1,838,732 shares to officers and directors and/or companies controlled by them, and granted 7,121,758 stock options to directors, 1,500,000 settlement options to former directors and officers, and 508,679 finders’ fee options to a director (see note 6).

During the year ended December 31, 2008, the Company issued 3,000,000 shares and granted 500,000 stock options to a company controlled by a former director (see note 6).  Also during the year ended December 31, 2008, the Company issued 21,776,632 shares to two directors in advance of the success fee which they will earn if the Colorep RTO transaction closes (notes 3 and 14).  These shares are held in escrow and will be returned to treasury if the transaction is not completed.

10.	CAPITAL MANAGEMENT

The Company’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to allow the Company to complete the RTO.  Management defines capital as the Company’s shareholders’ equity.

The Company is not subject to any externally imposed capital requirements.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

11.	FINANCIAL INSTRUMENTS

The fair values of the Company’s financial instruments approximate their carrying values due to the short-term nature of the instruments. The Fair values of the interest and support receivable and convertible debenture in Colorep Inc. approximate their carrying value.

The Company’s risk exposure and the impact on its financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment/contractual obligations.  The Company is exposed to credit risk on its cash, amounts receivable, interest and support receivable, and convertible debenture in Colorep Inc.  The Company has deposited the cash with reputable Canadian financial institutions, from which management believes the risk of loss is minimized.  Management believes that credit risk concentration with respect to the financial instruments included in amounts receivable and interest and support receivable and convertible debenture in Colorep Inc. are low.  As at December 31, 2009, the amounts receivable and interest and support receivable and convertible debenture in Colorep Inc. are not considered past due or impaired.

Liquidity Risk

The Company’s approach to managing liquidity risks is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2009, the Company had a cash balance of $211,389 (2008 - $479,531) to settle current liabilities of $102,946 (2008 - $50,450). Should Colorep fail to complete a transaction whereby Colorep Inc. would become a publically listed entity, the Company could face difficulties in monetizing its investment in Colorep.

Market risk

(a)	Interest rate risk

The Company has cash and cash equivalents and a convertible debenture in Colorep Inc. bearing interest at a fixed rate of 1.5% per month and a loan receivable from ECOM bearing interest at a rate of 8% per annum.  The Company’s current policy is to invest excess cash in interest bearing bank accounts.

(b)	Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, amounts receivable, the interest and support receivable and convertible debenture in Colorep Inc., and accounts payable and accrued liabilities which are denominated in US dollars.

A 10% change in the exchange rate of this currency, which management believes to be reasonably possible within a 12 month period, would affect net loss by approximately $271,000 with all other variables held constant.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

11.	FINANCIAL INSTRUMENTS (continued)

Market risk (continued)

(c)	Price risk

The Company is not exposed to price risk.

12.	COMPARATIVE FIGURES

Comparative figures have been reclassified to conform to the current year’s presentation.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

The financial statements of the Company for the years ended December 31, 2009, 2008 and 2007 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”).  In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

There would be no adjustments needed to arrive at net (loss) income for the years ended December 31, 2009, 2008 and 2007 if US GAAP were employed.  Similarly, there would be no adjustments needed to arrive at shareholders’ equity as at December 31, 2009, 2008 and 2007 if US GAAP were employed.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES
(continued)

New US GAAP Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06) (codified within ASC 820, Fair Value Measurements and Disclosures). ASU 2010-06 improves disclosures originally required under SFAS No. 157. ASU 2010-16 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. The Company will comply with the additional disclosures required by this guidance upon its adoption in January 2010.

In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860), Accounting for Transfers of Financial Assets. ASU 2009-16 amends the accounting for transfers of financials assets and will require more information about transfers of financial assets, including securitizations, and where entities have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, with early adoption not permitted. The Company will comply with the additional disclosures required by this guidance upon its adoption in January 2010.

In October 2009, the FASB issued ASU No. 2009-13, Multiple Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force (ASU 2009-13) (codified within ASC Topic 605). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently assessing the impact of ASU 2009-13 on its financial position, results of operations and cash flows.

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, Measuring Liabilities at Fair Value (ASU 2009-05) (codified within ASC 820 - Fair Value Measurements and Disclosures). ASU 2009-05 amends the fair value and measurement topic to provide guidance on the fair value measurement of liabilities. ASU 2009-05 is effective for interim and annual periods beginning after August 26, 2009. The Company’s adoption of ASU 2009-05 did not have an effect on its disclosure of the fair value of its liabilities.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES
(continued)

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 (SFAS 168) (codified within ASC 105 -Generally Accepted Accounting Principles). SFAS 168 stipulates that the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. In conjunction with the issuance of SFAS 168, the SEC issued interpretive guidance Final Rule 80 (FR-80) regarding FASB`s Accounting Standards Codification. Under FR-80, the SEC clarified that the ASC is not the authoritative source for SEC guidance and that the ASC does not supersede any SEC rules or regulations. Further, any references within the SEC rules and staff guidance to specific standards under U.S. GAAP should be understood to mean the corresponding reference in the ASC. FR-80 is also effective for interim and annual periods ending after September 15, 2009. The adoption had no impact on the Company's financial position, cash flows or results of operations.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets (SFAS 166) (codified within ASC 860 - Transfers and Servicing). SFAS 166 amends the derecognition guidance in SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 140). SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company will comply with the additional disclosures required by this guidance upon its adoption in January 2010.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS 165) (codified within ASC 855 - Subsequent Events). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Specifically, SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a significant effect on the Company's financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (FSP FAS 107-1 and APB 28-1) (codified within ASC 825 - Financial Instruments). FSP FAS 107-1 and APB 28-1 require fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial instruments. FSP FAS 107-1 and APB 28-1 are effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a significant effect on the Company's financial statements.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES
(continued)

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly (codified within ASC 820). FSP FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 becomes effective for interim and annual reporting periods after June 15, 2009 and shall be applied prospectively. The adoption of this guidance did not have a significant effect on the Company's financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP FAS 115-2 and FAS 124-2) (codified within ASC 320 - Investments - Debt and Equity Securities). FSP FAS 115-2 and FAS 124-2 change the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. FSP FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a significant effect on the Company's financial statements.

In June 2008, the FASB issued EITF 07-05, Determining Whether an Instrument (or Embedded Feature) is Indexed to a Company's Own Stock, (codified within ASC 815 - Derivatives and Hedging - Contracts in Entity's Own Equity), the FASB ratified the consensus reached on determining whether an instrument (or embedded feature) is indexed to an entity's own stock. This consensus clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under the standard accounting for derivative instruments and hedging activities. This consensus is effective for financial statements issued for fiscal years beginning after December 15, 2008. It was effective for the Company on January 1, 2009. The adoption of this consensus did not have a significant effect on the Company's financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133, (SFAS 161) (codified within ASC 815 - Derivatives and Hedging). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company adopted this guidance on January 1, 2009. The Company currently does not have any derivative financial instruments subject to accounting or disclosure under this standard; therefore, the adoption of this standard did not have a significant effect on the Company's statement of financial position, results of operations or cash flows.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

14.	SUBSEQUENT EVENTS

Changes to Success/M&A Fee

On March 26, 2010, the Company made changes to the Success/M&A Fee originally approved in December 2007.  Upon Shareholder approval of the conversion discussed below, the previously issued 21,821,632 shares held in escrow (note 6(a)) will be released as well as a cash payment of $150,000. On March 26, 2010 the CEO agreed to surrender 2,543,485 options and the CFO agreed to surrender 1,526,091 options as well as 254,348 Finder’s Fee options granted in 2007.

Amended and Restated Convertible Debenture & Amended and Restated Agreement and Plan of Merger

The Company has entered into the Amended and Restated Convertible Debenture of Colorep (which replaces the Debentures) and the Amended and Restated Agreement and Plan of Merger (which replaces the Original Agreement and Plan of Merger), both of which are made and effective as of March 31, 2010.  The Amended and Restated Convertible Debenture and the Amended and Restated Agreement and Plan of Merger were entered into at the request of Colorep (i) to facilitate its immediate financing needs, and (ii) because the Company was able to negotiate an amendment fee.  The Amended and Restated Convertible Debenture requires the Company to hold a shareholder’s meeting at the earliest possible date to approve above amendments.

The Amended and Restated Convertible Debenture provides that all outstanding principal and unpaid interest will be due on March 31, 2012 and will bear interest at a rate of one percent (1%) per month until such time.  In exchange for the Company’s agreement, Colorep agreed to pay an amendment fee of US $100,000 (the
 “Amendment Fee”), payable in the amount of US $50,000 immediately and US $50,000 on April 30, 2010, to be credited against the cash payment obligation set forth in (iv) below.  The amended and Restated Convertible Debenture also provides that, immediately upon approval by the Shareholders of the Special Resolution described under the heading “Special Resolution” below:

i.
all outstanding principal and unpaid interest and all other amounts owed by Colorep to the Company will be converted into: (a) 714,005 shares of Series C preferred stock of Colorep (convertible into shares of common stock at a rate of ten shares of common stock for each share of Series C Preferred Stock) – which represent approximately 4.52% of the outstanding securities of Colorep, calculated on an as-converted into common shares basis (fully diluted in accordance with US GAAP) or 2.58% of the outstanding shares of Colorep calculated on an as-converted into common shares basis (fully diluted including all warrants); (b) warrants to purchase 7,140,050 shares of common stock of Colorep to be exercisable at US $0.378 per share for a period of five years from issuance – which represent approximately 2.58%  of the outstanding shares of Colorep calculated on an as-converted into common shares basis (fully diluted including all warrants) (these warrants are not included pursuant to US GAAP); and (c) 2,697,392 shares of Common Stock of Colorep – which represent approximately 1.71% of the outstanding shares of Colorep, calculated on an as-converted into common shares basis (fully diluted basis in accordance with US GAAP) or 0.97% of the outstanding common shares of Colorep calculated on an as-converted basis (fully diluted including all warrants);

ii.
the shares of Series C preferred stock and warrants to purchase common stock of Colorep issued pursuant to (i) will be subject to adjustment pursuant to applicable anti-dilution provisions in favour of the Company;

iii.
a conversion fee of US $500,000 payable out of financings would accrue to the Company and be payable in two portions without interest: (a) upon consummation of Colorep’s next Company Financing Event (as defined in the Amended and Restated Convertible Debenture), an amount equal to 10% of the proceeds of the financing; and (b) the balance due, if any, upon consummation of any subsequent Company Financing Event;

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

14.	SUBSEQUENT EVENTS (continued)

iv.
US $30,000 per month would accrue to the Company until the date of effectiveness of a Form 10 filing by Colorep registering its Common Stock pursuant to Section 12 of the U.S. Exchange Act (subject to a minimum of US $150,000 and a maximum of US $184,931), payable as follows: (a) application of the paid Amendment Fee as an advance against subsequent accruals; and (b) any accrued and unpaid balance of the accruals payable concurrent with consummation of each Company Financing Event subsequent to the closing of the conversion;

v.
5% of the Original Issuance Price (as defined in the Amended and Restated Convertible Debenture) would accrue to the Company per annum per Series C Share issued in conjunction with the conversion, until conversion of the Series C Shares at the Company’s option or automatically upon the common stock of Colorep becoming freely tradable (as applicable), and payable by Colorep concurrent with conversion of the Series C Shares in either cash or additional Series C Shares (to be immediately converted) at Colorep’s option;

vi.
Colorep would be required to issue additional warrants to purchase shares of Common Stock of Colorep and pay a $25,000 cash penalty to the Company in the event that it fails to timely pay any amount due under item (iii) or item (iv) above;

vii.
pursuant to the terms of its Series C Shares of Colorep, the Company will be entitled to elect one member of the board of directors of Colorep until such time as less than fifty and one tenth percent (50.1%) of such shares are outstanding;

viii.	the Company will be granted certain participation rights, information rights and other rights pursuant to a third amended and restated investors’ rights agreement: and
ix.	the Company will be granted certain registration and other rights pursuant to a third amended and restated registration rights agreement

If the Special Resolution approving the conversion upon the terms set out in (i) to (ix) above is not approved by the Shareholders, the Amended and Restated Convertible Debenture effective as of March 31, 2010 will continue in accordance with its terms with two installment payments of US $50,000 payable on March 31, 2011 and September 30, 2011 to be applied first against accrued interest and then against principal, and all outstanding principal and unpaid interest and all other amounts owed thereunder will be due on March 31, 2012.

The Amended and Restated Agreement and Plan of Merger provides Colorep with the option to determine whether or not to proceed with the RTO, which Colorep must exercise on or before December 31, 2010.  The Company does not have any right to trigger or enforce the Amended and Restated Agreement and Plan of Merger with respect to the conduct and completion of the RTO in the absence of Colorep exercising its option to proceed with the RTO.  If Colorep does not exercise its option to proceed with the RTO prior to December 31, 2010, the Amended and Restated Agreement and Plan of Merger shall terminate and the parties will have no further obligations to conduct or complete the RTO.  If Colorep does exercise its option to proceed prior to December 31, 2010, the RTO would be conducted and completed pursuant to the Amended and Restated Agreement and Plan of Merger and a further special meeting of the shareholders of the Company would be convened to obtain any additional approvals of the shareholders of the Company that may be required with respect thereto.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007
(Canadian Dollars)

14.	SUBSEQUENT EVENTS (continued)

Options Granted

On March 31, 2010, the Company granted 1.25 million options to Macnor Corporation to purchase common shares at US$0.013 for five years and entered into a Consulting Agreement for a period of three years (plus a one year renewal) for $25,000 per year and a $1,500 per diem with a minimum of 20, eight hour days per year.  The total maximum obligation under this Consulting Agreement is $55,000 per year for four years but may be terminated at any time by the Company with a payment of $12,500.