Form 20-F/A
period 2008-12-31
CARTHEW BAY TECHNOLOGIES INC
filed 2010-08-27
CIK 1022518

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
Yes ☐  No ☐

Explanatory Notes

This Amended 20-F is being filed only to add the auditors report to the financials, no other changes have been made.

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
Date: August 26, 2009

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

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)

We have audited the consolidated statements of operations and deficit and cash flows of CARTHEW BAY TECHNOLOGIES INC. (Formerly Astris Energi Inc.) for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007, and the results of its operations and cash flows for the year ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

/s/ Danziger Hochman Partners LLP

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