Form 20-F/A
period 2009-12-31
CARTHEW BAY TECHNOLOGIES INC
filed 2010-08-27
CIK 1022518

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
Date: August 26, 2010

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

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)

We have audited the consolidated balance sheet of CARTHEW BAY TECHNOLOGIES INC. (Formerly Astris Energi Inc.) as at December 31, 2007 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007, and the results of its operations and cash flows for the years ended December 31, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

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