Form 20-F
period 2010-12-31
CARTHEW BAY TECHNOLOGIES INC
filed 2011-12-09
CIK 1022518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

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

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006

Revenue	$ NIL	$ NIL	$ NIL	$31,290	$85,915

Net Profit (Loss)from Operations	(1,071,991)	(148,984)	(571,755)	(2,507,843)	(2,120,422)

Net Profit (Loss)	(2,938,229)	(155,785)	176,689	1,995,088	(2,120,422)

Basic Profit (Loss) from operations per Share	(0.05)	0.00	0.00	0.04	(0.05)
Diluted	(0.05)	0.00	0.00	0.02	n/a
Total Assets	461,247	2,892,240	2,995,529	2,634,698	1,766,218

Net Assets	(103,285)	2,789,294	2,945,079	2,551,811	(53,221)

Long Term Obligations	-	-	-	-	-

Share Capital	10,978,448	10,978,448	10,978,448	10,845,648	11,205,002

Number of Shares Basic	76,404,648	76,404,648	76,404,648	50,789,682	48,131,669

Cash Dividends	-	-	-	-	-

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

Year ended December 31,	2010	2009	2008	2007	2006

End of Period	1.0054	.9555	.8166	1.02	.86
Average for Period	.9713	.8704	.938	.936	.882
High for Period	1.0054	.9716	1.028	1.09	.91
Low for Period	.9278	.7692	.7711	.84	.853

The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2010 and 2011.  The exchange rates used are the closing rates as provided by the Bank of Canada.

Month	High	Low

November 2010	.9987	.9743
December 2010	1.0054	.9825
January 2011	1.0140	.99978
February 2011	1.0268	1.0045
March 2011	1.0324	1.0083

The exchange rate on December 31, 2010 for the conversion of United States dollars into Canadian dollars was $1.0054 (CDN$1.00 = US$.9946). As of  19, 2011 the close rate of exchange for the conversion of United States dollars into Canadian dollars was 1.0136(CDN$1.00 = US$.9866).  The exchange rates used are the closing rates as provided by the Bank of Canada.

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

HISTORY OF LOSSES SINCE INCEPTION, EXPECTATION OF LOSSES IN THE IMMEDIATE FUTURE, AND POSSIBILITY THAT THE COMPANY MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY. The Company has incurred operating net losses each year since inception. The accumulated deficit of the Company was CDN$17,363,950 as of December 31, 2010.

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

VOLATILE AND LIMITED MARKET FOR THE COMPANY'S COMMON SHARES. The Company's Common Shares are not actively traded.  The Company's Common Shares began trading on the Over The Counter Bulletin Board Exchange (“OTC.BB”) on June 20, 2001.  The Common Shares traded in 2010 from a high of US$0.0156 to a low of US$0.0035 per share. The Common Shares are not presently publicly traded in Canada. There can be no assurance given that trading activity will increase investor recognition.

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

DESCRIPTION OF THE COMPANY'S BUSINESS ACTIVITIES

Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.) is a Canadian (Toronto, Ontario) company that since 1983 had been pioneering the development of alkaline fuel cells (“AFCs”) and AFC generators and had a series of such power systems tested and ready for commercialization. While most fuel cell companies are targeting the eventual car-truck-bus market or large utility type generating stations, Carthew Bay Technologies (Formerly Astris) had specialized, in one-to-ten kilowatt systems which we believed would have tremendous global market potential. The company also anticipated linking modules together in larger units for larger applications.

COMPETITION

LEGAL PROCEEDINGS

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following is a discussion of the results of operations and financial condition of the Company for the fiscal years ended December 31, 2010, 2009 and 2008.  The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.  Differences between Canadian GAAP and United States GAAP can be found in Note 13 of Item 17 of this filing.  This discussion should be read in conjunction with the consolidated financial statements and notes thereto forming a part of this annual report.

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

REVENUE

For the year ended December 31, 2010, revenue was $NIL compared with  $NIL for the same period in 2009 and $NIL for the same period in 2008.

EXPENSES

For the year ended December 31, 2010, expenses totaled $1,071,991 compared with $148,984 for the same period in 2009, compared with $571,755 for the same period in 2008.  General and Administrative expenses were $481,323 in 2010, $155,876 in 2009 as compared to $554,712 in 2008.

Professional fees were $520,018 in 2010, as compared to $21,893 in 2009 as compared to $148,426 in 2008, reflecting the Company’s increased corporate activity, legal activity, accounting and compliance activity.

NET INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31, 2010

The Company reported a net loss of $2,938,229 (a loss of $.05 per share basic and diluted) for the year ended December 31, 2010, compared with net loss of $155,785 (a loss of $0.00 per share basic and diluted) for the year ended December 31, 2009, compared with income of $176,689 (a gain of $0.00 per share basic and $0.00 diluted) in 2008.

As at December 31, 2010, the Company has non-capital loss carry forwards of approximately $10,343,861.  If unused, the tax losses will expire as follows:

2014	$2,438,014
2015	$3,029,946
2026	$1,835,441
2028	$120,847
2030	$1,147,916

The Company has unclaimed scientific research and experimental development (“SRED”) tax pools in Canada of $1,771,697 which are available to offset future taxable income. These SRED amounts have an unlimited carry forward period.

B.  LIQUIDITY AND CAPITAL RESOURCES.

The Company had a net cash flow deficit of $195,184 in 2010, $268,142 in 209 compared with $2,064,900 in 2008.

At 2010 year end, the Company had $461,247 of assets and a shareholders’ equity of ($103,285) compared to a shareholders’ equity of $2,789,294 in 2009.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

The following table sets forth the name, age and office held with the Company as of April 15th, 2010 and the period during which such person has served as a Director, Executive Officer and/or senior management.

Name	Age	Office Held	Director Since

Michael Liik (1)	52	President, Chief Executive Officer and Director	2004

Brian Clewes	52	Chief Financial Officer, Secretary, Treasurer and Director	2004

Arthur Laudenslager (2)	84	Director	2003

Christopher Besant	52	Director	2007

Richard Callander (1)	54	Director	2007

Howard Drabinsky (2)	55	Director	2007

Notes

(1)	Members of the Company's Audit Committee.
(2)	Members of the Company’s Compensation Committee.

Michael Liik, P. Eng, MBA is currently President of Liikfam Holdings Inc., an investment/venture capital company. He has a record of investing in and leading both early-stage and high-growth Canadian public companies including Cymat Corp. and Slater Steel. Mr. Liik is both a Professional Engineer and an MBA

Brian D. Clewes is a twenty-eight year veteran of the insurance industry; he is currently a principal in Clewes & Associates Life Insurance Consultancy Inc., the largest supplier of benefits consulting services to Ontario Chartered Accounting firms. Mr. Clewes is an outstanding entrepreneur with solid connections in the angel financing community. Mr. Clewes is a Chartered Life Underwriter, a Certified Financial Planner, and a Chartered Financial Consultant.

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

Howard M. Drabinsky is the Senior Partner and former Managing Partner of Lang Michener LLP, now McMillan LLP, a Toronto business law firm, former Chairman of the firm's Business Law Group, and a partner since 1987. As a recognized leader in the corporate community, he also has and continues to serve as an officer and director of public and private companies. Mr. Drabinsky's particular expertise is in mergers and acquisitions and corporate finance. He works with publicly and privately owned clients in a wide range of industries, including information technology, manufacturing, entertainment, consumer products and financial services.

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

(1)	Paid in Cash

	2010	2009	2008
Jiri Nor	-	-	-
Anthony Durkacz	-	-	-
Liikfam Holdings Inc. (1)	-	28,447	27,315
Michael Liik	-	-	-
397230 Ontario Limited (2)	-	-	-
Brian Clewes	12,500	28,447	27,315
Arthur Laudenslager	-	28,447	27,315
Stirling Partners (3)	-	28,447	27,315
Howard Drabinsky	-	-	27,315
Lang Michener	-	-	-
Chris Besant	12,500	28,447	27,315
Total	25,000	142,235	163,890

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

The Company currently has no employees.

E.    SHARE OWNERSHIP.

The following table lists, as of November 12, 2011, the beneficial share holdings (see (4)) in the Common Shares, which are the only outstanding voting securities of the Company, of (i) each of the Company's Executive Officers and Directors of the Company; and (ii) all of the Company's Executive Officers and Directors as a group:

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

ITEM 7.

 MAJOR SHAREHOLDERS AND RELATED AND NON-RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

     The following table lists, as of November 12, 2011, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of all persons who are known to the Company to beneficially own, directly or indirectly, five percent or more of the issued and outstanding Common Shares:

Name of Beneficial Owner	Amount and Nature of Class	Percent
Brian Clewes	6,137,295	8.03%
Jiri K. Nor (1)	7,243,446	9.48%
Michael Liik	11,359,160	14.87%
ACME Global Inc.	4,801,747	6.28%

(1)Includes (i) 307,907 Common Shares held by Jiri K. Nor and (ii) 4,457,879 Common Shares held by Macnor Corp.

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

B.  RELATED PARTY TRANSACTIONS.

(2)         Amounts owing to Directors and Officers:

Payables and accruals as at December 31, 2010 include the following amounts:

	Position in	Amount	Amount	Amount
Entity	Company	2010	2009	2008
Michael Liik	Director	37,500
Arthur Laudenslager	Director	27,500		5,075
Brian Clewes	Director	37,500	13,082	5,075
Chris Besant	Director	27,500	13,083	5,075
Richard Callander	Director	27,500		5,075
Fortius Research and Trading	Controlled by A.D.			5,075
Howard Drabinsky	Director	10,000	26,165	5,075
Liikfam Holdings Inc.	Controlled by M.L.
		$167,500	$52,330	$30.450

(3)         Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:

	Position in	Amount	Amount	Amount
Entity	Company	2010	2009	2008

Brian Clewes (BC)	Director	26,142	28,448	27,315
Arthur Laudenslager	Director	3,000	28,448	27,315
397230 Ontario Limited	Controlled by B.C.	110,000	176,020	147,535
Howard Drabinsky (HD)	Director	-	28,448	27,316
Lang Michener	For HD
Rick Callander (RC)	Director
Chris Besant	Director	26,142	28,448	27,315
Stirling Partners	Controlled by R.C.	-	28,448	27,315
Liikfam Holdings Inc.	Controlled by M.L.	110,000	176,020	122,572
Macnor Corp. re Jiri Nor	Controlled by J.N.
Macnor Corp re Peter Nor	Controlled by J.N.
Michael Liik (ML)	Director	-
		$275,284	$465,834	$406,683

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

There were no shares issued to Non-Related Parties during the year ended December 31, 2010.

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

The Common Shares were previously traded in Canada on the Canadian Dealing Network (CDNX), but presently has an inactive listing on the CDNX.  Since June 20, 2001, the Company's Common Shares have been posted for trading on the O.T.C. Bulletin Board under the symbol CWBYF. The quarterly high and low prices for the past two fiscal years are tabulated below:

2009	High	Low

First	.01	.005
Second	.015	.007
Third	.019	.009
Fourth	.02	.006

2010
First	.0072	.005
Second	.008	.005
Third	.006	.004
Fourth	.004	.002

The following table sets forth the high and low market prices for each of the past 4 months:

2011	High, US$ /share	Low, US$ /share

January	.0058	.0058
February	.006	.0025
March	.0025	.0033
April	.0031	.0028

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company s internal control over financial reporting occurred during the year ended December 31, 2010, that materially affected, or is reasonably likely to materially affect, the Company s internal control over financial reporting.

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

C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended 2010 and 2009, the audit fees were CDN $30,000 and CDN $27,500.   For the years ended 2010 and 2009, the tax related fees for the principal accountants were CDN $NIL and CDN $NIL.  The Company’s audit committee’s pre-approval of audit fees is discussed in advance with the principal accountant and the audit committee. If there are any adjustments, they are approved by the audit committee.

E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

The following documents are filed as Attachment A hereto and are included as part of this Form 20-F.

CARTHEW BAY TECHNOLOGIES INC. (FORMERLY ASTRIS ENERGI INC.) CONSOLIDATED FINANCIAL STATEMENTS

Description of Document:
Auditors' Report for the year ended December 31, 2010.
Auditors' Report for the year ended December 31, 2009.
Auditors' Report for the year ended December 31, 2008.
Auditors' Report for the year ended December 31, 2007.
Auditors’ Report for the year ended December 31, 2006.
Auditors’ Report for the year ended December 31, 2005.
Balance Sheets for the year ended December 31, 2010 and 2009.
Statements of Loss and Deficit for the years ended December 31, 2010, 2009 and 2008.
Statements of Cash Flows for the years ended December 31, 2010 and 2009.
Notes to Financial Statements for the year ended December 31, 2010, 2009 and 2008.

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

CARTHEW BAY TECHNOLOGIES INC.

By:	/s/ Michael Liik
President and Chief Executive Officer
Date: November 14, 2011

CARTHEW BAY TECHNOLOGIES INC.

Financial Statements

(Canadian Dollars)

December 31, 2010, 2009 and 2008

CARTHEW BAY TECHNOLOGIES INC.

INDEX

December 31, 2010, 2009 and 2008

PAGE

INDEPENDENT AUDITORS’ REPORT	1-2

FINANCIAL STATEMENTS

Balance Sheets - Statement I	3

Statements of Operations and Deficit - Statement II	4

Statements of Cash Flows – Statement III	5

NOTES TO THE FINANCIAL STATEMENTS	6 – 20

Independent Auditors' Report

To the Shareholders of
Carthew Bay Technologies Inc.
Report on the Financial Statements

We have audited the accompanying financial statements of Carthew Bay Technologies Inc., which comprise the balance sheets as at December 31, 2010 and 2009, and the statements of operations and deficit, statements of retained earnings, and statements of cash flows for the three years ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles ("GAAP"), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Carthew Bay Technologies Inc. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for the three years ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 in the financial statements which discloses conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
November 7, 2011

CARTHEW BAY TECHNOLOGIES INC.	Statement I
Balance Sheets
As at December 31, 2010 and 2009
(Canadian Dollars)

	2010	2009

ASSETS
CURRENT
Cash and cash equivalents	$16,205	$211,389
Government taxes receivable	5,149	16,152
Prepaid expenses	-	18,853
Loan receivable – ECOM Financial Corp (note 4)	-	26,165
Receivable from Colorep Inc. (note 3)	439,892	-
	461,246	272,559
Receivable from Colorep Inc. (note 3)	-	526,481
Investment in Colorep Inc. (note 3)	1	-
Convertible debenture in Colorep Inc. (note 3)	-	2,093,200

	$461,247	$2,892,240

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (note 9)	$534,532	$102,946
Advances from directors (note 9)	30,000	-
	564,532	102,946

SHAREHOLDERS’ (DEFICIT) EQUITY
SHARE CAPITAL (note 6(a))	10,978,448	10,978,448
CONTRIBUTED SURPLUS (note 6(a))	6,282,217	6,236,567
DEFICIT - Statement II	(17,363,950)	(14,425,721)
	(103,285)	2,789,294

	$461,247	$2,892,240

Approved on behalf of the Board:

(Director)	(Director)

The accompanying notes are an integral part of these financial statements.

CARTHEW BAY TECHNOLOGIES INC.	Statement II
Statements of Operations and Deficit
For the Years Ended December 31, 2010, 2009 and 2008
(Canadian Dollars)

	2010	2009	2008
EXPENSES
Research and development (recovery) (note 2)	$-	$(28,785)	$(131,383)
General and administrative (note 9)	481,323	155,876	554,712
Professional fees (note 9)	520,018	21,893	148,426
Stock based compensation	45,650	-	-
Bad debt	25,000	-	-

LOSS FROM OPERATIONS	1,071,991	148,984	571,755

OTHER INCOME (EXPENSE)
Interest income (note 3)	60,316	393,165	268,450
Foreign exchange (loss) gain	(65,085)	(399,966)	479,994
Loss on settlement of debenture (note 3)	(1,861,469)	-	-
	(1,866,238)	(6,801)	748,444

NET (LOSS) INCOME FOR THE YEAR	(2,938,229)	(155,785)	176,689

DEFICIT, BEGINNING OF YEAR	(14,425,721)	(14,269,936)	(14,446,625)

DEFICIT, END OF YEAR	$(17,363,950)	$(14,425,721)	$(14,269,936)

Net (Loss) Income per Common Share – Basic	$(0.05)	$(0.00)	$0.00
Net (Loss) Income per Common Share – Diluted	$(0.05)	$(0.00)	$0.00

Weighted Average Number of Common Shares Outstanding – Basic (note 6)	64,173,937	54,628,016	52,796,804
Weighted Average Number of Common Shares Outstanding – Diluted (note 6)	64,173,937	54,628,016	64,873,293

The accompanying notes are an integral part of these financial statements.

CARTHEW BAY TECHNOLOGIES INC.	Statement III
Statements of Cash Flows
For the Years Ended December 31, 2010, 2009 and 2008
(Canadian Dollars)

	2010	2009	2008

OPERATING ACTIVITIES
Net income (loss) for the year	$(2,938,229)	$(155,785)	$176,689
Items not requiring cash
Loss on settlement of debenture	1,861,469	-
Consulting and professional fees paid in capital stock	-	-	30,925
Consulting fees paid in capital stock to related parties	-	-	101,875
Investment income included in receivable from Colorep Inc. on settlement of debenture	(60,000)	-	-
Expense recovery included in receivable from Colorep Inc. on settlement of debenture	(60,000)	-	-
Bad debts	25,000	-	-
Stock based compensation	45,650	-	83,779
Unrealized foreign exchange loss (gain)	47,737	341,635	(436,000)
Net change in non-cash working capital balances related to operations (note 7)	461,441	(428,992)	(22,168)

	(616,932)	(243,142)	(64,900)
INVESTING ACTIVITIES
Investment in Colorep Inc.	391,748	-	(2,000,000)
Loan receivable ECOM Financial Corp	-	(25,000)	-

	391,748	(25,000)	(2,000,000)
FINANCING ACTIVITIES
Advances from directors	30,000	-	-

NET DECREASE IN CASH AND CASH EQUIVALENTS	(195,184)	(268,142)	(2,064,900)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	211,389	479,531	2,544,431

CASH AND CASH EQUIVALENTS, END OF YEAR	$16,205	$211,389	$479,531
Note 7 – Supplemental Disclosure of Cash Flows

The accompanying notes are an integral part of these financial statements.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

1.	DESCRIPTION OF BUSINESS AND GOING CONCERN

Description of Business

The Company changed its name to Carthew Bay Technologies Inc. on August 17, 2007.

On May 23, 2008, the Company signed a share exchange agreement with Colorep Inc. whereby shares of the Company will be exchanged for all the issued and outstanding shares of Colorep Inc. under terms that constitute a reverse takeover (“RTO”).  On March 31, 2010, the agreement was fundamentally changed, refer to note 3.

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

Management proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of regulatory and, if required, shareholder approval. When an acquisition or participation is identified, additional funding may be required. The ability of the Company to fund its potential future operations and commitments is dependent upon the ability of the Company to obtain additional financing and on its ability to monetize its investments. However, no assurance can e made that management will be successful in fulfilling all components of its plan. The failure to achieve these plans will have a material adverse effect on the Company’s financial position, results of operations and ability to continue as a going concern.

These financial statements do not reflect any adjustments relating to the recoverability and classifications of assets and liabilities if the Company were not able to continue as a going concern.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
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

	2010	2009	2008

Canadian SRED credits received	NIL	$28,785	$131,383

Income Taxes

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities.  Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment.  The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance to the extent that it is more likely than not that such losses will be ultimately utilized.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Financial statement items subject to significant management judgment include revenue recognition, the valuation of investment in Colorep Inc. Series C preference shares, investment in Colorep Inc. common shares, and convertible debenture in Colorep Inc., the completeness of accounts payable and accrued liabilities, the valuation of stock-based compensation, and future income taxes.  Actual amounts could differ from management’s estimates.

Financial Instruments

At December 31, 2010, the Company’s financial instruments comprise cash and cash equivalents, interest and support receivable, investment in Colorep Inc., accounts payable and accrued liabilities, and advances from directors.

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

The Company has designated cash and cash equivalents as held-for-trading, which is measured at fair value.  Investment in Colorep Inc. is comprised of common shares, preference shares, and common share purchase warrants of Colorep Inc. as described in note 3.  The common and preference shares are classified as available-for-sale and are measured at fair value, the common share purchase warrants are classified as held-for-trading and are measured at fair value.  Receivable from Colorep Inc. is classified as loans and receivables and is measured at amortized cost. Accounts payable and accrued liabilities and advances from directors are classified as other financial liabilities and are measured at amortized cost.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

The Company classifies its financial instruments according to a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  The three levels of fair value hierarchy are as follows:
•	Level 1	-	Unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2	-	Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
•	Level 3	-	Inputs for assets or liabilities that are not based on observable market data.

Cash and cash equivalents are classified within Level 1 of the fair value hierarchy.

All components of the Company’s investment in Colorep Inc. as described in note 3 are classified within Level 3 of the fair value hierarchy. Their fair value is calculated as the expected future cash flows.

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

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in Accounting Policies

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board (“AcSB”) formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability.  The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011.  On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises.  For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is prepared to adopt IFRS effective January 1, 2011.

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

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

3.	CONVERTIBLE DEBENTURE IN COLOREP INC.

On March 31, 2010, the Company and Colorep Inc. entered into an Amended and Restated Convertible Debenture agreement (the “March 31, 2010 Amendment”). The March 31, 2010 Amendment fundamentally changes previous agreements with Colorep Inc.

With the approval of the Amended and Restated Debenture Agreement at the Shareholders’ meeting, held May 6, 2010, a debenture settlement took place and resulted in the investment in Colorep Inc. converting as follows:

	USD	CAD
Investment before settlement
Convertible Debenture	$2,000,000	$2,053,600
Receivable from Colorep Inc.	622,820	639,512
	$2,622,820	$2,693,112

Fair value of proceeds received
Cash	$809,936	$831,642
Colorep Inc. securities (see below)	1	1
	$809,937	$831,463
Loss on settlement	$1,812,883	$1,861,469

The securities of Colorep Inc. described above (the “Securities”) include 2,697,392 common shares, 714,005 Series C preference shares, and 7,140,050 common share purchase warrants of Colorep Inc. Each preference share is convertible into 10 common shares of Colorep Inc. and has a liquidation preference value of US $2.8011.  Each common share purchase warrant is exercisable into one common share of Colorep Inc. at an exercise price of US $0.378 for a period of 5 years from issuance.

As at December 31, 2010, the Company has received US $370,000 related to the settlement.  The remaining US $439,936 was collected in fiscal 2011.

4.	LOAN RECEIVABLE – ECOM FINANCIAL CORP.

On November 13, 2009, the Company advanced US $25,000 (CA $26,165) by way of a Promissory Note to ECOM Financial Corp.  This loan became uncollectable and was written off in 2010.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

5.	INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian Federal and Provincial statutory rate of 31% (2009 - 33%, 2008 33.5%) to the amount recognized in the statement of operations:

	2010	2009	2008

Net (loss) income before income taxes	$(2,938,229)	$(155,785)	$176,689
Statutory income tax rate	31%	33%	33.50%

Income tax (recovery) provision at statutory rate	$(910,851)	$(51,409)	$59,191
Non-taxable gain	-	-	-
Non-deductible expenses	576,146	-	72,554
Application of non-capital losses applied	(21,148)	-	-
Change in tax rate	171,629	367,838	499,272
Change in valuation allowance	184,224	(316,429)	(631,017)
Income tax expense	$-	$-	$-

The components of the Company’s net future income tax assets are as follows:

	2010	2009	2008

Statutory income tax rate	25.00%	25.00%	29.00%

Non-capital losses and unclaimed SRED	$2,585,965	$2,401,741	$3,050,090
Valuation allowance	(2,585,965)	(2,401,741)	(3,050,090)

Net future income tax asset	$-	$-	$-

The Company's non-capital income tax losses expire as follows:

2014	$2,438,014
2015	3,029,946
2026	1,835,441
2028	120,847
2030	1,147,916
$10,343,861

The Company has unclaimed scientific research and experimental development (“SRED”) tax pools in Canada of $1,771,697, which are available to offset future taxable income.  These SRED amounts have an unlimited carry forward period.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

6.       SHARE CAPITAL AND CONTRIBUTED SURPLUS

a)    Share capital

Share capital comprises the following:

Authorized
Unlimited common shares
10,000,000 preferred shares

Issued and outstanding

At December 31, 2010 and 2009, 76,404,648 common shares were issued and outstanding, including the 7,258,877 (2009 – 21,776,632) shares held in escrow relating the success fee as outlined in note 9.

The weighted average number of common shares outstanding during 2010 was 76,404,648 (2009- 76,404,648; 2008 – 52,796,804).  The contingently returnable shares of 7,258,877 (2009 – 21,776,632; 2008 – 21,776,632) have been excluded in the calculation of diluted net (loss) income per share for the 2010, 2009, and 2008 fiscal years as all conditions necessary for their full release have not been met.

No preferred shares have been issued.

Share and stock option transactions during the years ended December 31, 2010 and 2009 were as follows:

	Number of	Capital	Contributed
	Shares Issued	Amount	Surplus

Balance, December 31, 2008 and 2009	76,404,648	$10,978,448	$6,236,567
Valuation of options for consulting fees to unrelated parties	-	-	4,240
Valuation of options in lieu of directors’ fees	-	-	41,410

Balance, December, 2010	76,404,648	$10,978,448	$6,282,217

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)    Stock option plan

The Company has stock option plan for its employees and consultants who are regarded as integral to the progress of the Company and its operations.  Options are normally issued as a bonus on employment or are tied into performance related compensation.  Performance related compensation includes completion of research and development projects within specific timeframes and budgets, achieving financial targets on behalf of the Company or introduction/referral/completion of business agreements or arrangements.  In general, the minimum vesting requirement of options issued is one year.  The maximum term of options is five years from the grant date.  Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

i)     Stock options granted

During the year ended December 31, 2008, the Company granted stock options as follows:

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

The Company issued 508,697 finders’ fee options to a director for introducing the Company to Colorep Inc. under the following terms: Exercise price US $0.027; expiring November 23, 2012; vesting subject to successful completion of the reverse takeover transaction.

During the year ended December 31, 2008, the Company issued 500,000 options to a former director to settle debt obligations under the following terms:  Exercise price US $0.035; expiring June 23, 2013; vesting immediately.

No stock options were granted in the year ended December 31, 2009.

During the year ended December 31, 2010, the Company granted stock options as follows:

On March 4, 2010, the Company issued 2,400,000 options to a Director on account of his Directors’ Fees, in accordance with the Company’s director compensation program, for the period August 1, 2008 to January 31, 2010 under the following terms:  Exercise price US $0.0132; expiring March 4, 2015; vesting immediately.

On March 26, 2010 the Company issued 1,250,000 options to a former director for a management contract under the following terms:  Exercise price US $0.013; expiring March 26, 2015; vesting immediately.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)    Stock option plan (continued)

i)     Stock options granted (continued)

On May 6, 2010 the Company issued 416,666 options to a director for management contract under the following terms: Exercise price US $0.013, expiring May 6, 2015, vesting immediately.

On May 6, 2010 the Company issued 416,666 options to a director for management contract under the following terms: Exercise price US $0.013, expiring May 6, 2015, vesting immediately.

ii)   Stock options exercised

No stock options were exercised during the 2010, 2009 or 2008 fiscal years.

iii)  Stock option valuation

9,630,455 options issued in the year ended December 31, 2008 were valued at $260,129 using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.40%; expected life of 5 years; expected volatility of 157%; dividend yield of 0%.  These options vested immediately.  In March of 2010, 4,323,924 options were rescinded by the CEO and CFO of the Company.

4,483,332 options issued in the year ended December 31, 2010 were valued at $45,650 using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 2.52%; expected life of 5 years; expected volatility of 222%; dividend yield of 0%.  These options vested immediately.

iv)   Summary table

		Weighted
		Average
	Options for	Exercise
	Common Shares	Price U.S.$

Balance, December 31, 2009 and 2008	9,630,455	0.26

Options granted	4,483,332	0.013
Options exercised	-	-
Options rescinded	(5,157,258)	(0.025)

Balance, December 31, 2010	8,956,529	0.021

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

6.        SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)    Stock option plan (continued)

v)    Weighted average remaining contractual life

The following table summarizes information about the Company’s stock options outstanding as at December 31, 2010:

	Number	Weighted	Weighted	Number	Weighted
Exercise	Outstanding at	Average	Average	Exercisable at	Average
Price	December 31,	Exercise	Remaining	December 31,	Exercise
US$	2010	Price US$	Life in Years	2010	Price US$

0.013 – 0.026	8,956,531	0.0208	2.753	8,956,531	0.0208

c)    Common share purchase warrants

The following table illustrates the continuities of the Company’s warrants during the years ended December 31, 2010 and 2009:

		Number		Number		Number
		Outstanding		Outstanding		Outstanding
	Price	at December	Expired	at December	Expired	at December
Expiry	US$	31, 2008	in 2009	31, 2009	in 2010	31, 2010

March 2009	0.19	1,344,500	1,344,500	-	-	-
April 2009	0.27	185,000	185,000	-	-	-
April 2009	0.19	3,486,000	3,486,000	-	-	-
April 2009	0.20	746,560	746,560	-	-	-
April 2009	0.30	1,241,250	1,241,250	-	-	-
		7,003,310	7,003,310	-	-	-
There are no warrants outstanding as at December 31, 2010.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

7.	STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations comprises the following:

	2010	2009	2008
Government taxes receivable	$11,003	$-	$-
Increase in amounts receivable	-	(481,488)	(58,378)
Decrease in prepaid expenses	18,853	-	68,647
Increase (decrease) in accounts payable and accrued liabilities	431,585	52,496	(32,437)

	$461,441	$(428,992)	$(22,168)

8.	SEGMENTED FINANCIAL INFORMATION

At December 31, 2010 and 2009, all of the Company’s assets and operations were located in Canada.

9.	RELATED PARTY TRANSACTIONS AND BALANCES

During the year ended December 31, 2010, the Company incurred consulting expenses and directors’ fees for the services of certain directors in the amount of $275,284 (2009 - $465,834; 2008 - $406,685). One director elected in accordance with the Company’s director compensation program to receive options as described in note 6.

At December 31, 2010, accounts payable and accrued liabilities included fees payable to directors in the amount of $167,500 (2009 - $52,330). During the year ended December 31, 2010 the Company accrued legal fees of $458,271 to a law firm in which a director of the Company is also a Partner (2009 - $44,843; 2008 - $104,815).

During the year ended December 31, 2008, the Company issued 1,838,732 shares to officers and directors and/or companies controlled by them, and granted 7,121,758 stock options to directors, 1,500,000 settlement options to former directors and officers, and 508,679 finders’ fee options to a director (see note 6).  In 2010, 4,323,924 options were rescinded by the officers of the Company.

During the year ended December 31, 2008, the Company issued 3,000,000 shares and granted 500,000 stock options to a company controlled by a former director (see note 6).  Also during the year ended December 31, 2008, the Company issued 21,776,632 shares to two directors in advance of the success fee which they would have earned if the Colorep Inc. RTO transaction was to close (note 3).

With the settlement of the investment in Colorep Inc., as described in note 3 and as approved at the Shareholders’ meeting held May 6, 2010, two-thirds of the shares granted to directors in 2008 were released to the two directors in 2010.  7,258,877 shares are held in escrow until such time when over a period of five consecutive business days the simple average of the closing prices of the Company’s shares on the principal stock exchange is equal to or greater than U.S. $11.  If the conditions are not met by May 6, 2015, the shares will expire and be surrendered to the Company.

During the year ended December 31, 2010, the Company was advanced $30,000 from its directors.  The advances from directors are due on demand, bear interest at 1% per annum, and have no set terms of repayment.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

10.	CAPITAL MANAGEMENT

The Company’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to allow the Company to realize on its investment in the shares of Colorep Inc.  Management defines capital as the Company’s shareholders’ (deficit) equity.

The Company is not subject to any externally imposed capital requirements.

11.	FINANCIAL INSTRUMENTS

The fair values of the Company’s financial instruments approximate their carrying values due to the short-term nature of the instruments.

The Company’s risk exposure and the impact on its financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment/contractual obligations.  The Company is exposed to credit risk on its cash and receivable from Colorep Inc. The Company has deposited the cash with reputable Canadian financial institutions, from which management believes the risk of loss is minimized.  Management believes that credit risk concentration with respect to the receivable from Colorep Inc. is low.  As at December 31, 2010, the amounts receivable are not considered past due or impaired.

Liquidity Risk

The Company’s approach to managing liquidity risks is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2010, the Company had a cash balance of $16,205 (2009 - $211,389) to settle current liabilities of $624,471 (2009 - $102,946).  Should Colorep Inc. fail to complete a transaction whereby Colorep Inc. would become a publically listed entity, the Company could face difficulties in monetizing its investment in Colorep Inc.

Market risk

(a)	Interest rate risk

The Company has cash and cash equivalents.  The Company’s current policy is to invest excess cash in interest bearing bank accounts.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

11.	FINANCIAL INSTRUMENTS (continued)

(b)	Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents and receivable from Colorep Inc.

The Company has not hedged its exposure to currency fluctuations. At December 31, 2010, the Company is exposed to currency risk through the following assets denominated in United States dollars, but presented in Canadian dollar equivalents.

2010
United States Dollars
Cash and cash equivalents	$6,409
Receivable from Colorep Inc.	$439,936

Based on the above net exposures at December 31, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of about $44,500 in the Company’s loss from operations.

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

The financial statements of the Company for the years ended December 31, 2010, 2009 and 2008 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“U.S. GAAP”) differ from those applied in Canada.

There would be no adjustments needed to arrive at net (loss) income for the years ended December 31, 2010, 2009 and 2008 if U.S. GAAP were employed.  Similarly, there would be no adjustments needed to arrive at shareholders’ (deficit) equity as at December 31, 2010, 2009 and 2008 if U.S. GAAP were employed.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
December 31, 2010, 2009 and 2008
(Canadian Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued additional guidance on fair value measurements and disclosures which requires reporting entities to provide information about movements of assets among Levels 1 and 2 of the three-tier fair value hierarchy established by the existing guidance.  The guidance is effective for any fiscal year that begins after December 15, 2010, and it should be used for quarterly and annual filings.  We are currently evaluating the impact of this new accounting guidance on our consolidated financial statements.

In May 2011, the FASB issued further guidance on fair value measurements and disclosures which requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the update provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact of this new accounting guidance on its financial statements.

In June 2011, the FASB issued guidance regarding the presentation of Comprehensive Income within financial statements.  The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact of this new accounting guidance on its financial statements.